02042474

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Chugai Pharmaceutical Co., Ltd

*CURRENT ADDRESS: 1-9, Kyobashi 2-chome
Chuo-Ku, Tokyo 104-8301
Japan

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

PROCESSED
JUL 1 5 2002
THOMSON
FINANCIAL

FILE NO. 82- 34668 FISCAL YEAR ____________

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 7/8/02

Attachment 3

GEN-PROBE

10210 Genetic Center Drive
San Diego, California 92121

June 12, 2002

Dear Chugai Pharmaceutical Shareholder,

It is my pleasure to provide you this information statement regarding Gen-Probe Incorporated. If Chugai Pharmaceutical shareholders approve Chugai Pharmaceutical's merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmholding B.V., the issuance by Chugai Pharmaceutical of new shares to Roche Pharmholding B.V., and Chugai Pharmaceutical's proposed capital and capital reserve reduction transaction involving the distribution of the shares of Gen-Probe common stock held by Chugai Pharmaceutical to its shareholders, we expect that Gen-Probe will be spun-off from Chugai Pharmaceutical and commence operation as an independent public company on or about September 15, 2002. Gen-Probe has applied for quotation and trading of its shares of common stock on the Nasdaq National Market.

Gen-Probe is a global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. Gen-Probe has over 17 years of nucleic acid detection research and product development experience, and its products, which are based on its patented, nucleic acid testing technology, are used daily in clinical laboratories and blood collection centers throughout the world. I invite you to learn more about Gen-Probe and our opportunities as an independent public company in the attached information statement.

We believe that as a public company Gen-Probe will be positioned to continue to increase market share and selectively expand our offerings into high-growth categories in our industry where we currently do not compete. Prior to the distribution, we will receive $75 million of additional cash through the merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.), our direct parent, into us. This additional cash, plus our ability to access capital markets in the future, should enable us to accelerate the implementation of our strategic plan. Ultimately, we anticipate that our transition to a public company will lead to innovative and improved product offerings.

Our experienced management team is eager to distinguish Gen-Probe through continued strong leadership and financial performance. We hope that you will participate in our mission and share in this exciting opportunity.

The enclosed information statement describes the distribution of shares of Gen-Probe common stock and contains important information about Gen-Probe, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Chugai Pharmaceutical's Public Relations Office in Japan at 81-3-3273-0881.

Sincerely,

HENRY L. NORDHOFF
President and Chief Executive Officer
Gen-Probe Incorporated

INFORMATION STATEMENT

GEN-PROBE

GEN-PROBE INCORPORATED

Distribution of Approximately 21,666,666 Shares of Common Stock

This information statement is being furnished in connection with the proposed distribution of all the outstanding shares of Gen-Probe Incorporated common stock held by Chugai Pharmaceutical Co., Ltd. to holders of its common stock. Gen-Probe currently operates as a subsidiary of Chugai Pharmaceutical.

If Chugai Pharmaceutical shareholders approve Chugai Pharmaceutical's merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmholding B.V., the issuance by Chugai Pharmaceutical of new shares to Roche Pharmholding B.V., and Chugai Pharmaceutical's proposed capital and capital reserve reduction transaction involving the distribution of the shares of Gen-Probe common stock held by Chugai Pharmaceutical to its shareholders, registered holders of Chugai Pharmaceutical common stock as of the close of business (Tokyo time) on July 31, 2002, which will be the record date, will receive 0.086 shares of Gen-Probe common stock for every one share of Chugai Pharmaceutical common stock held. Because the spin-off will be a taxable transaction to holders of Chugai Pharmaceutical common stock for Japanese tax purposes, Chugai Pharmaceutical will also declare a distribution of approximately ¥49.575 in cash for every share of Chugai Pharmaceutical common stock held, which is intended to be an amount sufficient to satisfy the withholding tax applicable both to the Gen-Probe common stock and cash distributions, assuming that a 20% withholding tax rate applies. The approximate amount of the cash distribution per share of Chugai Pharmaceutical has been estimated based on the number of shares of Chugai Pharmaceutical common stock outstanding on March 31, 2002. The actual per share amount of the cash distribution will be determined based on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002.

We expect that the distribution will be effective on or about September 15, 2002. Unless you are subject to Japanese withholding tax at a rate less than 20% by reason of a treaty or otherwise, Chugai Pharmaceutical will withhold all of the cash portion of the distribution and pay this amount to the Japanese taxing authorities on your behalf, and no cash actually will be delivered to you except for payments in lieu of fractional shares. Under the income tax treaty between the United States and Japan, the withholding tax rate on distributions to United States shareholders may be reduced to 15%.

Chugai Pharmaceutical shareholders will not be required to pay for the shares of our common stock to be received by them in the distribution or to surrender or to exchange shares of Chugai Pharmaceutical common stock in order to receive our common stock. There is no current trading market for our common stock. We have applied to have our common stock quoted and traded on the Nasdaq National Market.

In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Shareholders of Chugai Pharmaceutical with inquiries related to the distribution should contact Chugai Pharmaceutical's Public Relations Office in Japan at 81-3-3273-0881.

The date of this information statement is June 12, 2002.

INFORMATION STATEMENT

TABLE OF CONTENTS

ACCUPROBE®, APTIMA®, GEN-PROBE®, LEADER®, PACE®, TIGRIS™, TMA™ and our other logos and trademarks are the property of Gen-Probe. Procleix™ is a trademark of Chiron Corporation. VERSANT™ is a trademark of Bayer Corporation. All other brand names or trademarks appearing in this information statement are the property of their respective holders. Use or display by us of other parties' trademarks, trade dress or products is not intended to, and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

SUMMARY

The following is a summary of some of the information contained in this information statement. In addition to this summary, we urge you to read the entire information statement carefully, especially the risks discussed under "Risk Factors" and our financial statements. References to us in this information statement include the assets of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.), our direct parent company, which will be merged into us prior to the distribution, making us a direct, wholly-owned subsidiary of Chugai Pharmaceutical Co., Ltd. Information in this information statement about our outstanding shares of common stock and stock options (other than share and per share amounts reflected in our historical financial statements) has been adjusted to give effect to a one-for-three reverse stock split to be effected prior to the distribution. An adjustment to the reverse split ratio may be necessary to maintain the contemplated distribution ratio if additional shares of Chugai Pharmaceutical common stock are issued between March 31, 2002 and July 31, 2002, the record date for the distribution.

We describe in this information statement our nucleic acid probe-based testing business, which consists of clinical diagnostics and blood screening products and which has been run prior to the distribution as an independent business for all historical periods described. Following the distribution, we will be an independent public company, and Chugai Pharmaceutical will have no continuing stock ownership in us. The historical financial information presented may not be indicative of our future operating results or financial performance.

About Our Company

Who We Are

We are a global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. Founded in 1983, we pioneered the scientific and commercial development of nucleic acid testing, or NAT. By utilizing nucleic acid probes that specifically bind to nucleic acid sequences known to be unique to target organisms, NAT enables detection of microorganisms that are difficult or time-consuming to detect with traditional laboratory methods. To date, we have received approvals from the Food and Drug Administration, or FDA, for more than 40 products that detect a wide variety of infectious microorganisms. In February 2002, the FDA approved our Biologics License Application for our biochemical test, or assay, used to screen donated blood for human immunodeficiency virus (type 1), or HIV-1, and hepatitis C virus, or HCV. Our assay is the only FDA-approved NAT assay available for screening donated blood and is currently utilized to screen over 70% of the United States donated blood supply for HIV-1 and HCV.

We generate revenues primarily from sales of clinical diagnostic and blood screening assays. Our clinical diagnostic products are marketed to laboratories and public health institutions in the United States and Canada through our direct sales force of 38 representatives. We have agreements with Bayer Corporation, bioMérieux S.A. and Chugai Diagnostics Science Co., Ltd. to market some of our clinical diagnostic products in various global markets. Because of our patented position in targeting ribosomal RNA, we are the only company able to offer both non-amplified and amplified NAT assays for the detection of non-viral microorganisms. As a result, our PACE family of non-amplified assays, which accounted for the majority of our 2001 product sales, and our recently introduced amplified APTIMA Combo 2 assay, have provided us with the leading market position in testing for chlamydia, gonorrhea and tuberculosis.

Our blood screening assay has been marketed globally by Chiron Corporation under our collaboration agreement to blood collection centers, such as the American Red Cross and America's Blood Centers in the United States. Prior to FDA approval, our blood screening assays were delivered to blood collection centers in the United States under an Investigational New Drug application, or IND. As a result of the recent FDA approval, Chiron can begin to sell the assay at commercial prices to United States customers, which will result in our recognizing increased revenues. In addition to product sales, we also generate revenues through research collaborations with government organizations and healthcare companies and through licenses of our patented NAT technologies.

We have achieved a leading position in the industry because of our technologically advanced and reliable NAT assays and the capabilities of our sales force and technical support group. Our investment in research and development has enabled us to develop a portfolio of proprietary and patented technologies that we combine to create NAT products to meet our customers' changing needs for rapid, accurate and cost-effective assays. We also have worked with outside vendors to develop a range of instrument systems for performing our assays. We are currently developing what we believe to be the world's first fully automated high throughput NAT instrument system, known as TIGRIS. We believe TIGRIS will significantly reduce labor costs and contamination in high-volume diagnostic testing environments and enable large blood collection centers to individually test each donor's blood. We intend to initiate clinical trials on the TIGRIS instrument by the end of 2003.

For the year ended December 31, 2001, we reported revenue of $129.7 million and net income of $4.6 million. For the three months ended March 31, 2002, we reported revenue of $33.8 million and net income of $3.1 million.

Current Market Opportunity

According to Front Line Strategic Consulting, Inc., the worldwide NAT market in 2001 for infectious diseases was approximately $1.5 billion. While NAT represents only a small portion of the estimated $21 billion worldwide market for human diagnostic products, it is the segment with the highest recent growth rate. Front Line reported that the NAT market grew at a compounded annual rate in excess of 30% during the three years beginning in 1998. We believe the key NAT industry growth drivers have been and will continue to be:

- the adoption of new amplified screening technologies, which will expand the testing of high-risk populations and asymptomatic individuals for sexually transmitted diseases, or STDs,
- the movement toward automated testing, allowing greater throughput and improved test results, while reducing labor costs and the need for highly skilled laboratory technologists,
- a focus on improving the overall safety of the donated human blood supply by adopting the most advanced blood screening technologies available, and
- increased monitoring of patients on anti-viral therapies by periodic measurement of the level of the virus in the patient, thus helping to determine the appropriate therapy.

In addition, over the next several years, we expect the development of emerging markets for NAT technology such as cancer testing, pharmacogenomics, industrial testing and bioterrorism. According to Front Line, we currently hold approximately 10% of the NAT infectious disease market. According to Frost and Sullivan, we held 46% of the United States chlamydia and gonorrhea testing market and 72% of the United States tuberculosis testing market in 2001.

Our Competitive Strengths

We believe we are well positioned to compete successfully in the NAT market due to the following competitive strengths:

- We have a broad array of proprietary core technologies which, in combination, enable our assays to be more specific, more sensitive, easier to use and faster than competing products,
- We offer our customers an extensive portfolio of probe-based assays and instrumentation systems, protected by over 300 United States and foreign patents,
- We have a track record of technological innovation driven by our research and development efforts,
- Our direct sales force and technical support group have a thorough understanding of our customers and their needs, and as a result, we enjoy significant brand name recognition and customer loyalty, and
- We have an experienced and capable management team and expertise in regulatory, clinical and quality assurance, which combined with our state-of-the-art manufacturing facilities, enables us to efficiently and effectively design, manufacture and secure approval for new products and technologies.

Despite these strengths, we continue to face significant competition in the NAT market. To achieve market acceptance of our products, we will need to demonstrate that our products provide accurate, cost-effective and time-saving alternatives to our competitors' products and tests performed by traditional laboratory procedures. In addition, some of our competitors have, and our potential competitors may have, significantly greater financial, marketing, sales, manufacturing, distribution and technical resources than we have.

Our Growth Strategy

We have successfully created and maintained a leadership position in the NAT market. From this strong position, we plan to grow our business through the following strategies:

Establish leadership positions in new markets by leveraging our core technologies. We have had a successful track record in identifying new market opportunities and becoming the market leader in a number of NAT segments by providing innovative product solutions based on our proprietary technologies. We will continue to explore opportunities and develop new products for emerging NAT markets.

Deliver proprietary automated and fully integrated systems for NAT assays. We will continue to develop technologically advanced instruments that complement our established product lines in clinical diagnostics and blood screening. Ultimately, we believe this approach of providing our customers with the latest generation of systems solutions will allow us to sustain and reinforce the market position and brand recognition that we have established.

Expand our menu of NAT assays through innovative research and development. We will continue to use a systems approach to product development that involves combining elements of our core technologies to create products that best meet our customers' needs. To maintain a competitive advantage, we intend to leverage our understanding of how our technologies complement one another, which we believe will reduce development cycle times for our new products. We also believe that our experience in bringing over 40 FDA-approved products to market will help enable us to bring new products to market.

Pursue future licensing and acquisition opportunities. We historically have supplemented our internal research and development efforts by obtaining licenses to new technologies. To maintain our leadership position in NAT, we intend to selectively obtain new technologies through licenses and acquisitions.

Expand collaborative relationships to accelerate new product development and enhance our global marketing capabilities. We will pursue collaborative relationships that enable us to implement our strategies, particularly with respect to the development of new products and entry into new markets. We will partner with industry leaders who can offer access to intellectual property or who can complement our commercialization capabilities by distributing co-developed products through their sales organizations.

The Reorganization

In March 2002, Chugai Pharma U.S.A., Inc., our direct parent company, commenced a reorganization that will result in our becoming a wholly owned subsidiary of Chugai Pharmaceutical Co., Ltd. To date, the reorganization has involved the following steps:

- Chugai Pharmaceutical formed a new wholly owned subsidiary, Chugai USA, Inc.,
- Chugai Pharma U.S.A., Inc. transferred and assigned to Chugai USA, Inc. a real estate lease and certain other assets,
- Chugai Biopharmaceuticals, Inc., another subsidiary of Chugai Pharma U.S.A., Inc., converted to a Delaware limited liability company, Chugai Biopharmaceuticals, LLC,
- Chugai Pharma U.S.A., Inc. sold all of the outstanding membership interests in Chugai Biopharmaceuticals, LLC to Chugai USA, Inc.,
- Chugai Pharmaceutical made a cash contribution to Chugai Pharma U.S.A., Inc., so that following the contribution Chugai Pharma U.S.A., Inc. had $75 million of cash,
- Chugai Pharma U.S.A., Inc. changed its name to Gen-Probe Holding Company, Inc., and
- Chugai Biopharmaceuticals, LLC changed its name to Chugai Pharma USA, LLC.

Prior to the distribution, Gen-Probe Holding Company will merge into us. As a result, we will acquire $75 million in cash and 37 acres of land and land improvements in San Diego, California under and adjacent to our headquarters building. We will not issue additional shares of our common stock in excess of the number of shares currently owned by Gen-Probe Holding Company to Chugai Pharmaceutical to reflect the cash and land we will receive in the merger of Gen-Probe Holding into us. Instead, we will adjust all outstanding options to purchase our common stock in connection with the merger. The number of shares subject to each option will be reduced by a factor of .8241-for-one to recognize the contribution of cash and land to us through the merger. Although the adjustment will result in a reduction of option holders' aggregate ownership stake in us relative to Chugai Pharmaceutical's ownership stake, the reduction will be in proportion to the reduction that would have resulted from our issuance of additional shares of common stock to Chugai Pharmaceutical in connection with the merger had such shares actually been issued. All of the shares subject to options described in this information statement (other than share and per share amounts described in our historical financial statements) have been adjusted to give effect to the merger and related option adjustment and the estimated one-for-three reverse stock split to be effected prior to the distribution.

The following diagrams show our corporate structure (other than our subsidiaries) before and after the reorganization:


Before the Reorganization
Chugai Pharmaceutical Co. Ltd
Chugai Pharma U.S.A., Inc.
Gen-Probe Incorporated
Chugai Biopharmaceuticals, Inc.
After the Reorganization
Chugai Pharmaceutical Co. Ltd.
Gen-Probe Incorporated
Chugai USA, Inc.
Chugai Pharma USA, LLC

After the distribution, Chugai Pharmaceutical will no longer own any interest in us.

The Distribution

Please see "The Distribution" for a more detailed description of the matters described below.

Distributing Company	Chugai Pharmaceutical Co., Ltd.
Distributed Company	Gen-Probe Incorporated
Distribution Ratio	Each registered holder of Chugai Pharmaceutical common stock will receive 0.086 shares of our common stock for every share of Chugai Pharmaceutical common stock held on the record date. On March 31, 2002, there were 252,024,072 shares of Chugai Pharmaceutical common stock outstanding (excluding treasury shares). Based on the conversion prices in effect on March 31, 2002, additional 54,562,926 shares of Chugai Pharmaceutical

	common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 at the election of the holders.
Securities to Be Distributed	Approximately 21,666,666 shares of our common stock will be distributed. Because the distribution ratio of 0.086 shares of Gen-Probe common stock for every share of Chugai Pharmaceutical common stock outstanding on July 31, 2002 (the record date for the distribution) is fixed, the actual number of shares of our common stock outstanding upon completion of the distribution will depend on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002. On March 31, 2002, there were 252,024,072 shares of Chugai Pharmaceutical common stock outstanding (excluding 44,492 treasury shares). Based on the conversion prices in effect on March 31, 2002, an additional 54,562,926 shares of Chugai Pharmaceutical common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 at the election of the holders. Other than convertible bonds, no other securities or rights are outstanding pursuant to which shares of Chugai Pharmaceutical common stock may be issued on or prior to July 31, 2002. As of March 31, 2002, we had granted options to purchase 1,632,666 shares of our common stock, but none of these options has been exercised. Assuming no options are exercised between now and the distribution date, the shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the distribution. Chugai Pharmaceutical shareholders will not be required to pay for the shares of our common stock to be received by them in the distribution or to surrender or exchange shares of Chugai Pharmaceutical common stock to receive our common stock. Prior to the distribution, Gen-Probe will make an adjustment to the contemplated one-for-three reverse split of its common stock so that the number of shares of Gen-Probe common stock outstanding and held by Chugai Pharmaceutical will equal the number of shares to be distributed (including fractional shares) based on the distribution ratio and the actual number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002.
Reasons for the Distribution	Chugai Pharmaceutical has entered into an agreement with Roche Pharmholding B.V. whereby Chugai Pharmaceutical's business will be combined with that of Roche Pharmholding's subsidiary Nippon Roche Kabushiki Kaisha, and Roche Pharmholding will acquire a controlling interest in Chugai Pharmaceutical. Nippon Roche will merge into Chugai Pharmaceutical under Japanese law, with Roche Pharmholding receiving Chugai Pharmaceutical common stock in the merger. Prior to the merger, Roche Pharmholding will make a tender offer to purchase Chugai Pharmaceutical shares, representing approximately 10% of the currently outstanding shares on a fully diluted basis, from Chugai Pharmaceutical's current public shareholders and may also purchase newly issued shares of Chugai Pharma-

ceutical common stock from Chugai Pharmaceutical for cash, with the result that upon completion of the transactions Roche Pharmholding will own 50.1% of the outstanding stock of Chugai Pharmaceutical. Chugai Pharmaceutical and Roche Pharmholding have concluded that unless Chugai Pharmaceutical disposes of its interest in us, their proposed transactions could raise serious antitrust concerns that could entail a protracted investigation of uncertain outcome by United States antitrust authorities, potentially resulting in a requirement to divest Gen-Probe. Therefore, to enable the parties to effect the proposed transactions without undue delay and risk of having the transaction blocked, Chugai Pharmaceutical and Roche Pharmholding determined that Chugai Pharmaceutical should divest itself of its interest in Gen-Probe prior to the completion of the transactions between Chugai Pharmaceutical and Roche Pharmholding. Chugai Pharmaceutical determined that effecting the divestiture through the spin-off of Gen-Probe through a stock distribution was the most advantageous alternative for Chugai Pharmaceutical's shareholders.

Conditions to the Distribution .... While the shares of our common stock to be received by Chugai Pharmaceutical's shareholders in the distribution are not consideration to be received in the merger of Chugai Pharmaceutical with Nippon Roche, the distribution will be made only if the merger and the related share issuance by Chugai Pharmaceutical to Roche Pharmholding are approved by Chugai Pharmaceutical's shareholders and all other conditions to the consummation of the merger and the share issuance (other than completion of the distribution) have been satisfied or waived. The distribution also is conditioned on shareholder approval of the reduction in Chugai Pharmaceutical's capital and capital reserves, of which the distribution is a part. The distribution also is subject to other customary conditions, which Chugai Pharmaceutical has reserved the right to waive.

Cash to be Distributed .... Because the spin-off will be a taxable transaction to holders of Chugai Pharmaceutical common stock for Japanese tax purposes, Chugai Pharmaceutical will also declare a distribution of ¥ 12,494,265,480 in cash, payable pro rata to holders of Chugai Pharmaceutical common stock held, which is intended to be an amount sufficient to cover the Japanese withholding tax applicable both to the Gen-Probe common stock and cash distributions, assuming that a 20% withholding tax rate applies. Based on the number of shares of Chugai Pharmaceutical common stock outstanding on March 31, 2002, the cash distribution would be ¥49.575 per share of Chugai Pharmaceutical common stock. The actual amount of the cash distribution per share of Chugai Pharmaceutical common stock will be determined based on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002. We expect the distribution to be effective on or about September 15, 2002. Unless you are subject to Japanese withholding tax at a rate lower than 20% by reason of a treaty or otherwise, Chugai Pharmaceutical will withhold all of the cash portion of the distribution and pay this amount to the

Japanese taxing authorities on your behalf, and no cash actually will be delivered to you except for payments in lieu of fractional shares. Under the income tax treaty between the United States and Japan, the Japanese withholding tax rate on distributions to United States shareholders generally is reduced to 15%.

Fractional Shares .... Fractional shares of our common stock will not be distributed. Fractional shares to which Chugai Pharmaceutical shareholders of record are entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of our common stock. These sale proceeds generally will be taxable to those shareholders. Although we expect these sale proceeds to be in U.S. dollars, we expect to convert amounts payable to shareholders to Japanese yen prior to distributing these amounts.

Distribution Agent, Transfer Agent and Registrar for the Shares .... Mellon Investor Services, LLC will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Manner of Effecting the Distribution .. To effect the distribution, we will issue shares of our common stock to Chugai Pharmaceutical shareholders through direct registration rather than by issuing physical stock certificates. (Certificates will be issued upon request.) Shareholders who hold Chugai Pharmaceutical common stock through a broker or other nominee may contact their broker or other nominee to make arrangements for the transfer of Gen-Probe common stock received in the distribution to their brokerage account. Please see "The Distribution — Direct Registration System" for a more detailed description of the direct registration system and how shares of our common stock may be transferred to a brokerage account, and sold and transferred.

Record Date .... The record date is the close of business Tokyo time on July 31, 2002.

Expected Distribution Date .... September 15, 2002.

United States Federal Income Tax Consequences of the Distribution .... The distribution of Gen-Probe common stock generally will not be taxable to non-United States shareholders for United States federal income tax purposes. Chugai Pharmaceutical has applied for a ruling from the United States Internal Revenue Service, or IRS, to the effect that the distribution of Gen-Probe common stock will be tax-free to United States shareholders for United States federal income tax purposes, and that cash received in lieu of fractional shares will be treated as though the fractional shares had been distributed to the shareholders and then sold. If a favorable ruling is not received from the IRS prior to the date of the distribution, Hughes Hubbard & Reed LLP, counsel for Chugai Pharmaceutical, expects to render an opinion to Chugai Pharmaceutical on the distribution date to the effect that, while the matter is not free from doubt and the IRS or a court could reach a different conclusion, it is more likely than not that the

stock distribution will qualify as a tax-free distribution for United States federal income tax purposes. If the distribution of Gen-Probe common stock is not tax-free, United States shareholders will be treated as receiving a taxable dividend in an amount equal to the value of the Gen-Probe common stock and cash in lieu of fractional shares received. Regardless of whether the distribution of Gen-Probe common stock qualifies as tax-free, any cash distribution (including cash applied to pay Japanese withholding tax) will be treated as a taxable dividend to United States shareholders. United States shareholders will be entitled to claim a credit or deduction for any Japanese withholding tax in determining their United States federal income tax liability, subject to generally applicable limitations. Please see "Certain United States Federal and Japanese Tax Considerations" for a more detailed description of the United States federal tax consequences of the distribution.

Japanese Tax Consequences of the Distribution . . . . The distribution will be a taxable transaction for Japanese tax purposes, with the amount of the distribution generally subject to a Japanese withholding tax rate of 20% unless eligible for a lower rate pursuant to a treaty or otherwise, except in the case of certain Japanese shareholders who elect a 35% rate. Under the income tax treaty between the United States and Japan, the withholding rate generally is reduced to 15% for United States shareholders. Residents of other countries may be eligible for a reduced rate of withholding tax under treaties between their countries and Japan. To claim treaty benefits, a shareholder is required to submit an application form through Chugai Pharmaceutical prior to the distribution. Please see "Certain United States Federal and Japanese Tax Considerations" for a more detailed description of the Japanese tax consequences of the distribution.

Stock Exchange Listing . . . . There is not currently a public market for our common stock. We have applied to have our common stock quoted and traded on the Nasdaq National Market. We anticipate that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. We expect that on the first trading day following the distribution date, when-issued trading of our common stock will end and regular-way trading will begin, but when-issued trading may continue following the distribution date for a limited period if sufficient shares are not available for trading immediately following the distribution. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices for our common stock before or after the distribution date; however, we believe the presence of a when-issued trading market prior to the distribution may have a stabilizing effect on the price of our common stock following the distribution.

Relationship Among Chugai Pharmaceutical, Its Affiliates and Us after the Distribution	Following the distribution, we will be an independent public company, and Chugai Pharmaceutical will have no continuing stock ownership interest in us. We and Chugai Pharmaceutical have entered into a separation and distribution agreement for the purpose of accomplishing the distribution of our common stock to Chugai Pharmaceutical's shareholders. The separation and distribution agreement includes an agreement that we generally will indemnify Chugai Pharmaceutical against liabilities arising out of our business and that Chugai Pharmaceutical generally will indemnify us against liabilities arising out of Chugai Pharmaceutical's retained businesses. The separation and distribution agreement also requires us to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan. We will also enter into several ancillary agreements with Chugai Pharma USA, LLC (the successor to our former sister company Chugai Biopharmaceutical, Inc.) that will govern our relationship with Chugai Pharma USA, LLC following the distribution. These agreements will require us to provide some administrative services to Chugai Pharma USA, LLC for one year following the distribution and provide for the allocation of taxes between the parties for periods prior to the distribution. Please see "Arrangements among Chugai Pharmaceutical, Its Affiliates and Gen-Probe" for a more detailed description of these agreements.
Post-Distribution Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. The payment and amount of dividends by us after the distribution, however, will be subject to the discretion of our board of directors.
Anti-Takeover Effects	Some provisions of our certificate of incorporation and by-laws and provisions of Delaware law as each will be in effect following the distribution may have the effect of making more difficult an acquisition of control of us in a transaction not approved by our board of directors. In addition, our obligation to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan also could discourage, delay or prevent a change of control.
Risk Factors	Stockholders should carefully consider the matters discussed under "Risk Factors."
Our Principal Executive Offices	10210 Genetic Center Drive, San Diego, California, 92121-4362.

Summary Historical Financial Information

The following table sets forth our summary historical financial information derived from our audited financial statements for the years ended and as of December 31, 2001, 2000, 1999, 1998 and 1997 and the unaudited financial statements as of March 31, 2002 and for the three months ended March 31, 2002 and 2001. The unaudited pro forma consolidated balance sheet data reflect the results of our reorganization involving the merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.) into us and the distribution as if the transactions occurred on March 31, 2002. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and corresponding notes to financial statements included elsewhere in this information statement.

	Years Ended December 31,					Three Months Ended March 31,	
	1997	1998	1999	2000	2001	2001 (unaudited)	2002 (unaudited)
	(In thousands, except for per share amounts)						
Statement of operations data:							
Revenues:							
Product sales	$83,918	$88,803	$ 95,569	$100,162	$104,233	$26,644	$26,895
Collaborative research revenue	3,400	5,588	11,366	13,764	20,203	3,677	5,904
Royalty and license revenue	1,922	1,592	10,587	5,615	5,295	756	984
Total revenues	89,240	95,983	117,522	119,541	129,731	31,077	33,783
Operating expenses:							
Cost of product sales	26,749	28,738	30,519	34,102	38,483	9,631	11,449
Research and development	22,445	35,709	47,758	58,143	52,993	14,169	12,506
Marketing and sales	11,790	13,346	12,889	14,303	15,969	3,833	4,133
General and administrative	9,897	10,304	13,058	14,005	17,287	4,005	4,908
Amortization of intangible assets	3,428	3,408	2,921	948	948	237	84
Total operating expenses	74,309	91,505	107,145	121,501	125,680	31,875	33,080
Income (loss) from operations	14,931	4,478	10,377	(1,960)	4,051	(798)	703
Other income (expenses):							
Interest income	1,763	1,744	540	1,029	482	203	101
Interest expense	(689)	(1,087)	(1,092)	(1,112)	(1,012)	(283)	(238)
Other income (expense), net	(329)	3	54	(50)	6	(13)	3,617
Total other income (expenses), net	745	660	(498)	(133)	(524)	(93)	3,480
Income (loss) before income taxes	15,676	5,138	9,879	(2,093)	3,527	(891)	4,183
Income tax expense (benefit)	5,226	1,473	3,168	(1,085)	(1,090)	(271)	1,099
Net income (loss)	$10,450	$ 3,665	$ 6,711	$ (1,008)	$ 4,617	$ (620)	$ 3,084
Net income (loss) per share(1):							
Basic and diluted	$ 0.16	$ 0.06	$ 0.10	$ (0.02)	$ 0.07	$ (0.01)	$ 0.05
Weighted average shares:							
Basic	65,000	65,000	65,000	65,000	65,000	65,000	65,000
Diluted	65,000	65,000	65,000	65,000	65,011	65,000	65,000

	As of December 31,			As of March 31,	
	1999	2000	2001	2002 (unaudited)	Pro Forma 2002 (unaudited)
Balance sheet data:					
Cash, cash equivalents and short-term investments	$ 24,151	$ 12,584	$ 17,750	$ 18,728	$ 91,429
Working capital	30,523	29,439	29,765	34,191	110,188
Total assets	159,683	156,612	160,347	161,697	245,162
Long-term debt, including current portion	14,000	14,000	12,000	12,000	13,000
Stockholder's equity	112,074	111,180	115,807	118,901	204,565

(1) All share and per share amounts reflect the 650,000-for-1 stock split effective in August 2000, but these amounts do not reflect the estimated one-for-three reverse stock split to be effected prior to the distribution.

RISK FACTORS

You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our common stock.

Risks Related to Our Business

We expect to continue to incur significant research and development expenses, which may make it difficult for us to maintain profitability.

In recent years, we have incurred significant costs in connection with the development of our blood screening products and the TIGRIS instrument. We expect our expense levels to remain high in connection with our research and development as we continue to expand our product offerings. As a result, we will need to continue to generate significant revenue to maintain profitability. We may not be able to generate such revenues and may not maintain profitability in the future. Our failure to maintain profitability in the future could cause the market price of our common stock to decline.

We could incur significant liability if we are acquired or engage in a transaction involving our stock and Chugai Pharmaceutical's Japanese tax liabilities are greater than the amount specified in the separation and distribution agreement.

In connection with the distribution, Chugai Pharmaceutical will be subject to Japanese tax liabilities, the amount of which is dependent upon the fair market value of our stock. While Chugai Pharmaceutical has used its reasonable efforts to estimate the total amount of such Japanese tax liability, the process and methodology by which the Japanese taxing authority will make its determination of the value of our stock and the amount of tax for which Chugai Pharmaceutical is liable with respect to the distribution is uncertain, and Chugai Pharmaceutical's actual tax liability may exceed such estimated amount. As a result, in the separation and distribution agreement, we have agreed to indemnify Chugai Pharmaceutical in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan and Chugai Pharmaceutical's Japanese tax liabilities are greater than the amount specified in the separation and distribution agreement. This potential obligation to indemnify Chugai Pharmaceutical could discourage, delay or prevent a change of control.

Because our quarterly revenue and operating results may vary significantly in future periods, our stock price may decline.

Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling, research and development and manufacturing costs. Thus, small declines in revenue could disproportionately affect operating results in a quarter and the price of our common stock may fall. Factors that could affect quarterly operating results include, and may not be limited to, the following:

- demand for our products,
- the timing and execution of customer contracts,
- the timing of product sales,
- changes in foreign currency exchange rates, which could affect demand for our products in foreign markets,
- unanticipated delays or problems in introducing new products,
- the timing of regulatory approvals and other regulatory announcements,
- variations in our distribution channels,

- the timing of new product announcements and introductions of new products by us and our competitors,
- product obsolescence resulting from new product introductions,
- changes in our pricing policies or the pricing policies of our competitors,
- increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration,
- the initiation of new corporate collaboration agreements or the termination of existing corporate collaboration agreements, and
- costs related to possible acquisitions of technologies or businesses.

Additional factors may affect our ability to make accurate forecasts regarding our operating results. For example, our blood screening products and some of our clinical diagnostic products, such as APTIMA Combo 2, have a limited sales history, which limits our ability to project future sales accurately. In addition, we base our internal projections of our international sales on projections prepared by our distributors of these products. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.

We are dependent in the near term on sales of our PACE family of assays. A significant reduction in sales of our PACE assays, without a corresponding increase in sales of our APTIMA Combo 2 assay, would cause our revenues to decline and could materially harm our business.

Sales of our PACE family of assays accounted for approximately 51% of our total revenues for the three months ended March 31, 2002 and 57% of our total revenues in 2001. We expect our revenue and profitability to substantially depend for the foreseeable future on sales of our PACE assays. We believe that sales of our PACE assays may decline because several of our competitors have introduced products using amplified technologies that target the same infectious organisms as our PACE assays. Our continued growth will depend on our ability to:

- successfully commercialize newly developed products, including those that incorporate amplified technologies, such as our APTIMA Combo 2 assay,
- develop and commercialize additional products, and
- gain additional acceptance of our PACE assays in new market segments, including international markets.

A significant decrease in the demand for our PACE assays, without a corresponding increase in sales of our APTIMA Combo 2 assay, would cause our revenues to decline and could materially harm our business.

If large reference laboratories, public health laboratories and hospitals do not adopt and use our new clinical diagnostic products, including our APTIMA Combo 2 assay, we may not be able to expand or maintain our share of the clinical diagnostic market.

The products that we develop, including our new APTIMA Combo 2 assay that utilizes amplified technology, may not achieve market acceptance. The market acceptance of our products will depend on a number of factors, including but not limited to:

- their advantages over competing products, including effectiveness and ease of use,
- pricing, and
- the reimbursement policies of government and third-party payors.

If our new products do not obtain market acceptance, we may not be able to maintain or expand our share of the clinical diagnostics market, including the market for the diagnosis of the infectious diseases addressed by our PACE assays, causing our sales to be reduced.

If we are unable to complete development of our TIGRIS instrument in a timely manner, we may be unable to retain our existing customers and attract new customers.

Our ability to meet demand for increased automation in the blood screening and diagnostic markets depends on our ability to develop our TIGRIS instrument. This product, which incorporates sophisticated hardware and software, may not perform as anticipated, and there may be unforeseen delays in its final release. The release of this product already has taken longer and has been costlier than we initially anticipated. During 2001, we terminated our relationship with RELA, Inc., the original outside contractor for the design and development of this product and entered into a relationship with KMC Systems, Inc. for its completion. Further delays in the development of TIGRIS could erode any time-to-market advantage for the product. We expect that the additional anticipated expenses to complete the development of TIGRIS will be less than $10 million.

We expect to commence beta evaluations of the TIGRIS instrument for clinical diagnostic and blood screening applications by the end of 2002 and to commence clinical trials by the end of 2003. Based on what we learn from these beta evaluations, we may be required to make changes to the TIGRIS system prior to its commercial introduction, which may require further development spending. Even after beta evaluations, products as complicated as TIGRIS frequently contain defects when first introduced. Delivery of products with such defects, or reliability or quality problems, could require significant expenditures of capital and other resources and significantly delay or hinder market acceptance of this product. Any such capital expenditures or delays could harm our operating results, materially damage our reputation and prevent us from retaining our existing customers and attracting new customers.

Our margin on the sale of blood screening assays may decrease upon the implementation of individual donor testing.

We currently receive revenues from the sale of the HIV-1/HCV blood screening assay for use with pooled donor samples. In pooled testing, multiple donor samples are initially screened by a single test, but Chiron sells our HIV-1/HCV assay to blood collection centers on a per donor basis. We expect the blood screening market to ultimately transition from pooled testing to individual donor testing. A greater number of tests will be required for individual donor testing than are now required for pooled testing. Under our collaboration agreement with Chiron, we bear the cost of manufacturing our HIV-1/HCV assay. The greater number of tests required for individual donor testing will increase our variable manufacturing costs, including costs of raw materials and labor. If the price per donor or total sales volume does not increase in line with the increase in our total variable manufacturing costs, our gross margins from sales of the blood screening assay may decrease upon the adoption of individual donor testing. We are not able to accurately predict the extent to which our gross margin percentages may be negatively affected as a result of individual donor testing because we do not know the ultimate selling price that Chiron would charge to the end user if individual donor testing were implemented.

Our future success will depend in part upon our ability to enhance existing products and to develop and introduce new products.

The market for our products is characterized by rapidly changing technology, evolving industry standards and new product introductions, which may make our existing products obsolete. Our future success will depend in part upon our ability to enhance existing products and to develop and introduce new products. For example, we believe that we will need to continue to provide new products that can detect a greater number of organisms from a single sample. We also believe that we must develop new assays that can be performed on automated instrument platforms, such as the TIGRIS instrument we are developing.

The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends as well as precise technological execution. In addition, the successful development of new products will depend on the development of new technologies. We will be required to undertake time-consuming and costly development activities and to seek regulatory approval for these new products. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products. Regulatory clearance or approval of any new products may not be granted by the Food and Drug Administration, or FDA, or foreign regulatory authorities on a timely basis, or at all, and the new products may not be successfully commercialized.

We face intense competition, and our failure to compete effectively could decrease our revenues and harm our profitability and results of operations.

The clinical diagnostics industry is highly competitive. Currently, the majority of diagnostic tests used by physicians and other health care providers are performed by large reference laboratories, public health laboratories and hospitals. We expect that these laboratories will compete vigorously to maintain their dominance in the diagnostic testing market. In order to achieve market acceptance of our products, we will be required to demonstrate that our products provide accurate, cost-effective and time-saving alternatives to tests performed by traditional laboratory procedures.

In the markets for clinical diagnostic products, a number of competitors, including F. Hoffmann-La Roche Ltd. and its subsidiary Roche Molecular Diagnostics, Inc., Abbott Laboratories, Becton Dickinson and Company and bioMérieux S.A., compete with us for product sales, primarily on the basis of technology, quality, reputation, accuracy, ease of use, price, reliability, the timing of new product introductions and product line offerings. In markets outside of the United States, other factors, including local distribution systems, complex regulatory environments and differing medical philosophies and product preferences, influence competition as well. Some of our competitors have, and in the future these and other competitors may have, significantly greater financial, marketing, sales, manufacturing, distribution and technological resources than us. Moreover, these companies may have substantially greater expertise in conducting clinical trials and research and development, greater ability to obtain necessary intellectual property licenses and greater brand recognition than we do. In addition, we have licensed some of our proprietary technology relating to certain clinical diagnostic and food pathogen applications for use on specific instruments to bioMérieux, and we may license other technologies to potential competitors in the future. As a result, we may in the future compete with bioMérieux and these other licensees for sales of products incorporating our technology. Our competitors may be in a stronger position to respond quickly to new or emerging technologies, may be able to undertake more extensive marketing campaigns, may adopt more aggressive pricing policies and may be more successful in attracting potential customers, employees and strategic partners than us. We believe that Roche Molecular Systems, Abbott Laboratories and Becton Dickinson also are developing automated systems similar to our TIGRIS instrument.

In the market for blood screening products, our primary competitor is Roche Molecular Systems. We also compete with assays developed internally by blood banks and laboratories based on Polymerase Chain Reaction, or PCR, technology, an HCV antigen assay marketed by Ortho Clinical Diagnostics, a subsidiary of Johnson & Johnson, and immunoassay products from Abbott Laboratories. In the future, our blood screening products may compete with viral inactivation technologies and blood substitutes.

Chiron, with whom we have entered into a collaboration for our blood screening products, retains certain rights to grant licenses of the patents related to HCV to third parties. Chiron has granted a license to Roche Molecular Systems in the blood screening field and has granted licenses to other companies in the clinical diagnostic field. To the extent that Chiron grants additional licenses, further competition will be created for sales of HCV assays and such licenses may affect the prices that can be charged for our products.

We may not have financing for future capital requirements, which may prevent us from addressing gaps in our product offerings or improving our technology.

Although historically our cash flow from operations has been sufficient to satisfy working capital, capital expenditure and research and development requirements, and we believe that at the time of the distribution we will have sufficient working capital to fund planned expenditures, in the future we may need to incur additional debt or issue equity in order to fund these requirements as well as to make acquisitions and other investments. If we cannot obtain additional debt or equity financing on acceptable terms or are limited with respect to incurring additional debt or issuing equity, we may be unable to address gaps in our product offerings or improve our technology, particularly through strategic acquisitions or investments.

We may need to raise substantial amounts of money to fund a variety of future activities integral to the development of our business, including but not limited to the following:

- for research and development to successfully develop our technology,
- to obtain regulatory approval for new products,
- to file and prosecute patent applications and defend and assert patents to protect our technology,
- to retain qualified employees, particularly in light of intense competition for qualified scientists and engineers,
- to manufacture additional products ourselves or through third parties,
- to market different products to different markets, either through building our own sales and distribution capabilities or relying on third parties, and
- to acquire new technologies, products or companies.

In addition, in connection with the distribution, we expect to refinance $10.0 million of outstanding notes payable with a new term loan from a bank. The terms of the notes payable require us to "make-whole" the note holders upon early repayment of the debt, based upon the prevailing interest rates. We anticipate that, in addition to repayment of the $10.0 million, we will incur a make-whole payment of approximately $1.0 million. This amount will be recorded as an extraordinary loss in our financial statements upon repayment of the notes. We have received a commitment letter from Wells Fargo Bank, N.A. to provide this financing, but if we do not successfully complete the refinancing with Wells Fargo on terms acceptable to us, our cash resources could be adversely affected.

If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights and preferences and privileges senior to those of holders of our common stock in the event of a liquidation. The terms of the debt securities may impose restrictions on our operations. If we raise funds through the issuance of equity, this issuance would dilute your ownership interest in us.

We expect to fund future acquisitions in part by issuing additional equity. If the price of our equity is low or volatile, we may not be able to acquire other companies. Also, regardless of the volatility of the price of our equity, we may be limited in our ability to issue shares of our stock because of our obligation in the separation and distribution agreement between Chugai Pharmaceutical and us to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan. Please see "Certain United States Federal and Japanese Tax Considerations" and "Agreements among Chugai Pharmaceutical, Its Affiliates and Gen-Probe — Separation and Distribution Agreement; Releases and Indemnification."

We are dependent on Chiron and other third parties for the distribution of some of our products. If any of our distributors terminates its relationship with us or fails to adequately perform, our product sales will suffer.

We rely on Chiron to distribute our blood screening products and Bayer Corporation to distribute some of our viral clinical diagnostic products. Commercial product sales by Chiron accounted for 7.5% of our total revenues for the three months ended March 31, 2002 and 5.6% of our total revenues for 2001. Product sales by Bayer accounted for 2.0% of our total revenues for the three months ended March 31, 2002 and 0.8% of our total revenues for 2001. We expect our revenues from sales by Chiron to increase significantly during 2002 as a result of the FDA approval we received in February 2002 for our HIV-1/HCV blood screening product, further increasing the percentage of our revenues derived from our collaboration with Chiron. Our agreements with Chiron and Bayer will terminate in the first quarter of 2010 and the second quarter of 2010, respectively, unless extended. Both the Chiron and Bayer agreements can be extended by the development of new products under the agreements, so that they will expire upon the later of the end of the original term or five years after the first commercial sale of the last new product developed during the original term.

On February 26, 2001, we commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. The arbitration related primarily to the propriety of various deductions from gross revenues made by Chiron prior to calculating Gen-Probe's share of revenues and the parties' respective shares of revenues received from the American Red Cross prior to FDA approval of the HIV-1/HCV blood screening assay. Other disputed items included the parties' respective obligations in connection with clinical trials of the HIV-1/HCV blood screening assay and future assays, Chiron's obligation to purchase blood screening assays in compliance with its forecasts and the parties' respective obligations with respect to royalties to be paid on a patent license from a third party. During the fourth quarter of 2001, we negotiated a resolution to most of the disputed items, and in January 2002, we received $6.9 million in partial settlement of the claims. During the first quarter of 2002, we recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on us upon final settlement. Although we do not anticipate further disputes with Chiron, we or Chiron may commence arbitration against each other under the collaboration agreement in the future. Any such proceedings could delay our receipt of revenue from Chiron or otherwise disrupt our collaboration with Chiron, which could cause our revenues to decrease and our stock price to decline.

In addition, we rely upon bioMérieux for distribution of some of our products in most of Europe, Chugai Diagnostics Science Co., Ltd., currently a subsidiary of Chugai Pharmaceutical, for distribution of some of our products in Japan and various independent distributors for distribution of our products in other regions. Sales by bioMérieux and Chugai Diagnostics Science comprised 3.7% and 2.2% of our total revenues for the three months ended March 31, 2002, respectively. Our distribution agreements with bioMérieux terminate on May 1, 2003. Our distribution agreement with Chugai Diagnostics Science currently terminates on December 31, 2002, but we have agreed in principle to extend the term of the agreement for an additional three years. In May 2002, Chugai Pharmaceutical announced that it had entered into an agreement to sell Chugai Diagnostics to Fujirebo Inc. We do not anticipate that the sale will have a material effect on our distribution agreement with Chugai Diagnostics.

If any of our distribution or marketing agreements is terminated, particularly our agreement with Chiron, and we are unable to enter into an alternative agreement or if we elect to distribute new products directly, we would have to invest in additional sales and marketing resources, including additional field sales personnel, which would significantly increase future selling, general and administrative expenses. We may not be able to enter into new distribution or marketing agreements on satisfactory terms, or at all. If we failed to enter into acceptable distribution or marketing agreements or failed to market successfully our products, our product sales would decrease.

If we cannot maintain our current corporate collaborations and enter into new corporate collaborations, our product development could be delayed. In particular, any failure by us to maintain our collaboration with Chiron with respect to blood screening would have a material adverse effect on our business.

We rely, to a significant extent, on our corporate collaborators for the joint development and marketing of our products. If any of our corporate collaborators were to breach or terminate its agreement with us or otherwise fail to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization and subsequent marketing of the products contemplated by the collaboration could be delayed or terminated. We cannot control the amount and timing of resources our corporate collaborators devote to our programs or potential products. In addition, we expect to rely on our corporate collaborators for the commercialization of some of our products.

The continuation of any of our collaboration agreements may depend on the periodic renewal of our corporate collaborations. Our agreements with Chiron and Bayer will terminate in the first quarter of 2010 and the second quarter of 2010, respectively, unless extended. Both the Chiron and Bayer agreements can be extended by the development of new products under the agreements, so that they will expire upon the later of the original term or five years after the first commercial sale of the last new product developed during the original term. Both collaboration agreements are also subject to termination prior to expiration upon a material breach by either party to the agreement.

If any of our collaboration agreements were terminated, or if we are unable to renew those collaborations on acceptable terms, we would be required to devote additional internal resources to product development or marketing or to terminate some development programs or seek alternative corporate collaborations. We may not be able to negotiate additional corporate collaborations on acceptable terms, if at all, and these collaborations may not be successful.

Because we depend on a small number of customers for a significant portion of our total revenues, the loss of any of these customers or any cancellation or delay of a large purchase by any of these customers could significantly reduce our revenues.

Historically, a limited number of customers has accounted for a significant portion of our total revenues, and we do not have any long-term commitments with these customers other than our collaboration agreement with Chiron. Our blood screening collaboration with Chiron, which accounted for 20.9% of our total revenues in the three months ended March 31, 2002 and 17.3% of our total revenues for the year ended December 31, 2001, is largely dependent on two large customers in the United States, the American Red Cross and America's Blood Centers. In addition, Quest Diagnostics Incorporated, Laboratory Corporation of America Holdings and various state and city public health agencies accounted for an aggregate of 27.2% of our total revenues for the three months ended March 31, 2002 and 25.8% of our total revenues for the year ended December 31, 2001. Although state and city public health agencies are legally independent of each other, they tend to act similarly with respect to their product purchasing decisions. We anticipate that our operating results will continue to depend to a significant extent upon revenues from a small number of customers. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our revenues.

We have only one third-party manufacturer for each of our instrument product lines, which exposes us to increased risks associated with delivery schedules, manufacturing capability, quality assurance, quality and costs.

We have one third-party manufacturer for each of our instrument product lines. KMC Systems is our only manufacturer of the TIGRIS instrument. MGM Instruments, Inc. is the only manufacturer of our LEADER series of luminometers. We are dependent on these third-party manufacturers, and this dependence exposes us to increased risks associated with delivery schedules, manufacturing capability, quality control, quality assurance and costs. We have no firm long-term commitments from KMC Systems, MGM Instruments or any of our other manufacturers to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order. If KMC Systems,

MGM Instruments or any of our other third-party manufacturers experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations or becomes insolvent, then product shipments to our customers could be delayed, which would decrease our revenues and harm our competitive position and reputation.

Further, our business would be harmed if we fail to effectively manage the manufacture of our products. Because we place orders with our manufacturers based on our forecasts of expected demand for our products, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity or adequate quantities of components to meet our customers' delivery requirements, or we may accumulate excess inventories.

We may in the future need to find new contract manufacturers to increase our volumes or to reduce our costs. We may not be able to find contract manufacturers that meet our needs, and even if we do, qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. For example, qualifying a new manufacturer of our TIGRIS instrument would take approximately twelve months. If we are required or elect to change contract manufacturers, we may lose revenues, and our customer relationships may suffer.

If we or our contract manufacturers are unable to manufacture our products in compliance with regulatory requirements, in sufficient quantities, on a timely basis and at acceptable costs, our ability to sell our products will be harmed.

We must manufacture our products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. Significant additional work will be required for scaling-up manufacturing of each new product prior to commercialization, and we may not successfully complete this work. Manufacturing and quality control problems have arisen and may arise as we attempt to scale-up our manufacturing of a new product, and we may not achieve such scale-up in a timely manner or at a commercially reasonable cost, or at all. In addition, although we expect some of our newer products and products under development to share production attributes with our existing products, production of these products may require the development of new manufacturing technologies and expertise.

In addition, the amplified NAT tests that we are producing are significantly more expensive to manufacture than our non-amplified products. As we continue to develop new amplified NAT tests in response to market demands for greater sensitivity, our product costs will increase significantly. We sell our products in a number of cost-sensitive market segments, and we may not be able to manufacture these more complex amplified tests at costs that would allow us to maintain our historical gross margins. In addition, new products that detect more than one target organism will contain significantly more complex reagents, which will increase the cost of our manufacturing processes and quality control testing. We or other parties we engage to help us may not be able to manufacture these products at a cost or in quantities that would make these products commercially viable. If we are unable to develop or contract for manufacturing capabilities on acceptable terms for our products under development, we will not be able to conduct pre-clinical and clinical testing on these product candidates, which will delay regulatory clearance or approval of these product candidates and the initiation of new development programs.

Our blood screening products must be manufactured in compliance with guidelines set forth by the FDA's Center for Biologics Evaluation and Research and our clinical diagnostic products must be manufactured in compliance with the guidelines set forth by the FDA's Center for Devices and Radiological Health. Maintaining compliance with more than one division of the FDA adds complexity and cost to our overall manufacturing processes. In addition, our manufacturing facilities and those of our contract manufacturers are, or will be, subject to periodic regulatory inspections by the FDA and other federal and state regulatory agencies, and these facilities are subject to Quality System Regulations requirements of the FDA. We or our contractors may not satisfy these regulatory requirements, and any failure to do so may prevent us from selling our products.

Our products are subject to recalls even after receiving FDA approval or clearance.

The FDA and similar governmental authorities in other countries have the authority to require the recall of our products if we fail to comply with relevant regulations pertaining to laboratory practices, product manufacturing, labeling, advertising, or promotional activities, or if new information is obtained concerning the safety of a product. In the past, we have had two voluntary recalls. The first product recall occurred in September 1999, when we responded to customer complaints about an increase in the number of our Mycobacterium Tuberculosis Direct, or MTD, assays demonstrating inhibition by test specimens. The formulation problem was identified and corrected. The second recall occurred in February 2000 when we recalled our MTD product due to decreased stability of a reagent in certain kit lots. The problem was identified and rectified through a voluntary field correction. A government-mandated recall, or a voluntary recall by us, would divert managerial and financial resources and harm our reputation with customers.

Our sales to international markets are subject to additional risks.

Sales of our products outside the United States accounted for 16% of our total revenues for the three months ended March 31, 2002 and 12% of our total revenues for 2001. Sales in France, Japan, Australia and Canada accounted for 52%, 18%, 16% and 8%, respectively, of our international sales for the three months ended March 31, 2002 and 50%, 18%, 12% and 12%, respectively, for the year ended 2001.

We expect a significant portion of our sales growth, especially with respect to our blood screening products, to come from expansion in international markets. Accordingly, we encounter risks inherent in international operations. Because all of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. Our international sales also may be limited or disrupted by:

- the imposition of government controls,
- export license requirements,
- economic and political instability,
- price controls,
- trade restrictions and tariffs, and
- insufficient intellectual property protection in international markets.

In addition, we may have difficulty introducing new products in international markets. For example, we do not believe our blood screening products will be widely adopted in Germany or Japan until we are able to offer an assay that screens for hepatitis B virus, or HBV, as well as HIV-1 and HCV. Whenever we seek to enter a new international market, we will be dependent on the marketing and sales efforts of our international distributors.

If third-party payors do not reimburse our customers for our products or reduce reimbursement levels, our ability to sell our products profitably will be harmed.

We sell our products primarily to large reference laboratories, public health laboratories and hospitals, substantially all of which receive reimbursement for the health care services they provide to their patients from third-party payors, such as Medicare, Medicaid and other domestic and international government programs, private insurance plans and managed care programs. Most of these third-party payors may deny reimbursement if they determine that a medical product was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors also may refuse to reimburse for experimental procedures and devices.

Third-party payors' reimbursement policies also may affect sales of our products that screen for more than one disease at the same time, such as our APTIMA Combo 2 product for screening for gonorrhea and chlamydia in the same sample. Third-party payors may choose to reimburse our customers on a per test basis, rather than on the basis of the number of results given by the test. This may result in laboratories and hospitals electing to use separate tests to screen for each disease so that they can receive

reimbursement for each test they conduct. In such an event, laboratories and hospitals likely would purchase separate tests for each disease, rather than our products that cover more than one test.

In addition, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement may decrease in the future, and future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for and price levels of our products. If our customers are not reimbursed for our products, they may reduce or discontinue purchases of our products, which would causes our revenues to decline.

Disruptions in the supply of raw materials from our single source suppliers, including the Roche Molecular Biochemicals division of Roche Diagnostics GmbH, which is an affiliate of one of our primary competitors, could result in a significant disruption in sales and profitability.

We purchase some key raw materials used in the manufacture of our products from single-source suppliers, and we may not be able to obtain supplies from replacement suppliers on a timely or cost-effective basis. For example, our current supplier of key raw materials for our amplified NAT assays, pursuant to a fixed-price contract, is the Roche Molecular Biochemicals division of Roche Diagnostics GmbH, an affiliate of Roche Molecular Systems, which is one of our primary competitors and the purchaser of Boehringer-Mannheim GmbH, with whom we had originally contracted for supplies. A reduction or stoppage in supply while we seek a replacement supplier would limit our ability to manufacture our products, which could result in a significant reduction in sales and profitability. In addition, an impurity or variation in a raw material, either unknown to us or incompatible with our products, could significantly reduce our ability to manufacture products. Our inventories may not be adequate to meet our production needs during any prolonged interruption of supply. We have products under development which, if developed, may require us to enter into additional supplier arrangements. Failure to obtain a supplier for our future products, if any, on commercially reasonable terms, would prevent us from manufacturing our future products and limit our growth.

We are dependent on technologies we license, and if we fail to license new technologies and rights to particular nucleic acid sequences for targeted diseases in the future, we may be limited in our ability to develop new products.

We are dependent on licenses from third parties for some of our key technologies. For example, our patented Transcription-Mediated Amplification, or TMA, technology is based on technology we have licensed from Stanford University and the chemiluminescence technology we use in our products is based on technology we have licensed from Molecular Light Technology. If our license with respect to any of these technologies is terminated for any reason, we will not be able to sell products that incorporate the technology. In addition, although our research staff seeks to discover particular nucleic acid sequences for targeted diseases, our ability to develop additional diagnostic tests for diseases may depend on the ability of third parties to discover particular sequences or markers and correlate them with disease, as well as the rate at which such discoveries are made. Likewise, our ability to design products that target these diseases may be based on our ability to obtain the necessary rights from third parties who make any such discoveries. In addition, there is a finite number of diseases and conditions for which our NAT assays may be economically viable. If we are unable to obtain access to new technologies or the rights to particular sequences or markers necessary for additional diagnostic products on commercially reasonable terms, we may be limited in our ability to develop new products.

The intellectual property rights on which we rely to protect the technologies underlying our products may be inadequate to prevent third parties from using our technologies or developing competing products.

Our success will depend in part on our ability to obtain patent protection for, or maintain the secrecy of, proprietary processes and other technologies we develop for the development of blood screening and clinical diagnostic products and instruments. Although we have more than 160 United States patents and more than 150 foreign patents, these patents, or any patents that we may own or license in the future, may

not afford meaningful protection for our technology and products. The pursuit and assertion of a patent right, particularly in areas like nucleic acid diagnostics and biotechnology, involve complex determinations and, therefore, are characterized by substantial uncertainty. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in biotechnology. As a result, patents might not issue from any of our patent applications or from applications licensed to us. In addition, all of our existing patents will expire by May 2020, and the patents we may obtain in the future also will expire over time.

The scope of any of our issued patents may not be broad enough to offer meaningful protection. In addition, others may challenge our current patents or patents we may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable, or we may be forced to stop using the technology covered by these patents or to license the technology from third parties. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Any patents issued to us or our strategic partners may not provide us with any competitive advantages, and the patents held by other parties may limit our freedom to conduct our business or use our technologies. Our efforts to enforce and maintain our intellectual property rights may not be successful and may result in substantial costs and diversion of management time. Even if our rights are valid, enforceable and broad in scope, competitors may develop products based on technology that is not covered by our patents.

In addition to patent protection, we also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we require our employees, consultants, advisors and others to whom we disclose confidential information to execute confidentiality and proprietary information agreements. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, there may not be an adequate corrective remedy available. Furthermore, like many companies in our industry, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we require our employees and consultants to maintain the confidentiality of all confidential information of previous employers, we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market and execute our business strategies.

The diagnostic products industry has a history of patent and other intellectual property litigation, and we may be involved in costly intellectual property lawsuits.

The diagnostic products industry has a history of patent and other intellectual property litigation, and these lawsuits likely will continue. Because we produce and provide many different products and services in this industry, we have faced in the past, are currently facing, and may face in the future, patent infringement suits by companies that control patents for similar products and services or other suits alleging infringement of their intellectual property rights. In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties. Legal proceedings relating to intellectual property typically are expensive, take significant time and divert management's attention from other business concerns. The cost of such litigation could adversely affect our results of operations, making us less profitable. Further, if we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, including treble damages, and we could be required to stop the infringing activity or obtain a license to use the patented technology.

Recently, we have been involved in a number of patent disputes with third parties, a number of which remain unresolved. For example, although we successfully defended a lawsuit brought by Enzo Biochem

Inc. over genetic sequences used in certain of our gonorrhea testing products, Enzo is seeking a rehearing by the Federal Circuit Court of Appeals. We are also in litigation with Vysis, Inc. regarding the validity of their patent covering the target capture technology that we employ in some of our amplified NAT assays. In addition, we are prosecuting a lawsuit in Italy, seeking to invalidate a European patent held by F. Hoffman-La Roche AG that could potentially be asserted to cover certain aspects of our amplification technology. We are also currently defending an opposition in the European patent office brought by third parties regarding the validity of a patent we hold covering specific genetic sequences of certain microorganisms.

If we fail to attract, hire and retain qualified personnel, we may not be able to design, develop, market or sell our products or successfully manage our business.

Competition for top management personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of any one of our management personnel, particularly Henry L. Nordhoff, our President and Chief Executive Officer, or our inability to identify, attract, retain and integrate additional qualified management personnel, could make it difficult for us to manage our business successfully, attract new customers, retain existing customers and pursue our strategic objectives. We do not have employment agreements with any of our executive officers, other than Mr. Nordhoff. We do not maintain key person life insurance for any of our executive officers.

Similarly, competition for skilled sales, research, product development, engineering, and technical personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of the services of any key sales, research, product development, engineering, and technical personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively.

We may not be able to hire or retain qualified personnel if we are unable to offer competitive salaries and benefits, or if our stock does not perform well.

We may acquire other businesses or form joint ventures that could decrease our profitability, dilute your ownership of us, increase our debt or cause us to incur significant expense.

As part of our business strategy, we intend to pursue acquisitions of other complementary businesses and technology licensing arrangements. We also intend to pursue strategic alliances that leverage our core technology and industry experience to expand our product offerings and geographic presence. We have no experience with respect to acquiring other companies and limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. If we were to make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we could assume unknown or contingent liabilities. Any future acquisitions by us also could result in large and immediate write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Integration of an acquired company also may require management resources that otherwise would be available for ongoing development of our existing business. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license or strategic alliance.

To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute your interest in us. If the price of our equity is low or volatile, we may not be able to acquire other companies. Alternatively, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. We may be limited in our ability to issue shares of our stock as consideration for an acquisition or in a public offering or private placement to raise funds for an acquisition because of our agreement in the separation and distribution agreement between Chugai Pharmaceutical and us to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting

stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan.

We and our customers are subject to various governmental regulations, and we may incur significant expenses to comply with these regulations and develop products compatible with these regulations.

The blood screening and diagnostic products we design, develop, manufacture and market are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory approvals, particularly from the FDA and some foreign governmental authorities, to market our products can be costly and time consuming, and approvals might not be granted for future products on a timely basis, if at all. For example, we were prohibited from commercially marketing our blood screening products in the United States until we obtained approval of our Biologics License Application from the FDA's Center for Biologic Evaluation and Research. We generally are prohibited from marketing our clinical diagnostic products in the United States unless we obtain either 510(k) clearance or premarket approval from the FDA. Delays in receipt of, or failure to obtain, approvals for future products could result in delayed realization of product revenues or in substantial additional costs which could decrease our profitability.

In addition, we are required to comply with applicable FDA and other material regulatory requirements once we have obtained clearance or approval for a product. These requirements include, among other things, the Quality System Regulation, labeling requirements, the FDA's general prohibition against promoting products for unapproved or "off-label" uses and adverse event reporting regulations. Failure to comply with applicable FDA product regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA's refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications and criminal prosecution. Any of these actions, in combination or alone, could prevent us from selling our products.

Outside the United States, our ability to market our products is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, we apply for foreign marketing authorizations at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European union member state. Failure to receive, or delays in the receipt of, relevant foreign qualifications could prevent us from selling our products in foreign countries.

As both the FDA and foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. Our products and operations also are often subject to the rules of industrial standards bodies, such as the International Standards Organization. Complying with these rules and regulations could cause us to incur significant additional expenses, which would harm our operating results.

The use of our diagnostic products is also affected by the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and related federal and state regulations which provide for regulation of laboratory testing. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality and inspections. Current or future CLIA requirements or the promulgation of additional regulations affecting laboratory testing may prevent some clinical laboratories from using any or all of our diagnostic products.

For more information about government regulation of our business, see "Business — Government Regulation."

If a natural or man-made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales will decline.

We manufacture all of our products in our two manufacturing facilities located in San Diego, California and in nearby Rancho Bernardo, California. These facilities and the manufacturing equipment we use to produce our products would be costly to replace and could require substantial lead time to repair or replace. The facilities may be harmed by natural or man-made disasters, including, without limitation, earthquakes and rolling blackouts of electricity, and in the event they were affected by a disaster, we would be forced to rely on third-party manufacturers. In the event of a disaster, we may lose customers and we may be unable to regain those customers thereafter. Although we possess insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We may be subject to future product liability claims that may exceed the scope and amount of our insurance coverage, which would expose us to liability for uninsured claims.

While there is a federal preemption defense against product liability claims for medical products that receive premarket approval from the FDA, we believe that no such defense is available for our products that we market under a 510(k) clearance. As such, we are subject to potential product liability claims as a result of the design, development, manufacture and marketing of our clinical diagnostic products. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates. In addition, we would have to pay any amount awarded by a court in excess of our policy limits. Our insurance policies have various exclusions, and thus we may be subject to a product liability claim for which we have no insurance coverage, in which case, we may have to pay the entire amount of any award. In addition, insurance varies in cost and can be difficult to obtain, and we may not be able to obtain insurance in the future on terms acceptable to us, or at all. A successful product liability claim brought against us in excess of our insurance coverage, if any, may require us to pay substantial amounts, which could harm our business and results of operations.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

Our research and development activities and our manufacturing activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury, and we could be held liable for damages that result from such contamination or injury. In addition, we are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The damages resulting from any accidental contamination and the cost of compliance with environmental laws and regulations could be significant.

Risks Related to Our Separation from Chugai Pharmaceutical

You may have difficulty evaluating our business because our historical financial information may not be representative of our results as a separate company.

The historical financial information included in this information statement is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to this information to reflect many significant changes that could occur in our cost structure, funding and operations as a result of our separation from Chugai Pharmaceutical, including changes in our tax structure and increased costs associated with being a public, stand-alone company. Although we have operated substantially as an independent and autonomous entity from Chugai Pharmaceutical since 1989, our cost structure might change in the future as we operate as a separate company, and our spin-off from Chugai Pharmaceutical might have unanticipated effects on us.

Risks Related to Ownership of Our Common Stock

Our outstanding shares are, or will be, eligible for future sale, which may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales or exercises might occur, whether as a result of the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we will have outstanding an aggregate of approximately 21,666,666 shares of our common stock, assuming no exercise of outstanding stock options. Because the distribution ratio of 0.086 shares of Gen-Probe common stock for each share of Chugai Pharmaceutical common stock outstanding on July 31, 2002 (the record date for the distribution) is fixed, the actual number of shares of our common stock outstanding upon completion of the distribution will depend on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002. On March 31, 2002, there were 252,024,072 shares of Chugai Pharmaceutical common stock outstanding (excluding 44,492 treasury shares). Based on the conversion prices in effect on March 31, 2002, an additional 54,562,926 shares of Chugai Pharmaceutical common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 at the election of the holders. Other than convertible bonds, no other securities or rights are outstanding pursuant to which shares of Chugai Pharmaceutical common stock may be issued on or prior to July 31, 2002. As of March 31, 2002, we had granted options to purchase 1,632,666 shares of our common stock. The number of shares subject to outstanding options assumes we will effect a one-for-three reverse stock split prior to the distribution. If we are required to adjust the reverse split ratio, the number of shares subject to options also will be adjusted. All of our shares, including shares issuable upon exercise of stock options, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, unless the shares are owned by one of our "affiliates," as that term is defined in Rule 144 under the Securities Act. We are unable to predict whether large amounts of common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers for our common stock will be in the market at that time.

A portion of Chugai Pharmaceutical's common stock may be held by investment funds that have restrictions on their ability to hold our common stock. As a result, these investment funds would seek to sell our stock after they receive it in the distribution, which may result in an oversupply of shares of our common stock and a decline in the price of our common stock.

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile, and you may not be able to sell your shares at or above the initial market price of our stock following the distribution.

Prior to the distribution, there will have been no trading market for our common stock. We cannot predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our customers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within our industry experience declines in their stock price, our stock price may decline as well. In addition, when the market price of a company's common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

The terms of our separation from Chugai Pharmaceutical, anti-takeover provisions of our certificate of incorporation and by-laws and provisions of Delaware law could delay or prevent a change of control that you may favor.

The terms of our separation from Chugai Pharmaceutical, anti-takeover provisions of our certificate of incorporation and by-laws and provisions of Delaware law could delay or prevent a change of control that you may favor. The separation and distribution agreement requires us to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months after the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan. For a discussion of this indemnity obligation, please see "Agreements among Chugai Pharmaceutical, its Affiliates and Gen-Probe — Separation and Distribution Agreement — Releases and Indemnification." These indemnity obligations might discourage, delay or prevent a change of control that you may consider favorable.

Provisions of our certificate of incorporation and by-laws, which will be in effect after the separation, also may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and by-laws, among other things, will:

- divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms;
- limit the right of stockholders to remove directors,
- regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders, and
- authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate crosses the 15 percent stock ownership threshold.

Please see "Arrangements among Chugai Pharmaceutical and Gen-Probe — Separation and Distribution Agreement" and "Description of Capital Stock" for a more detailed description of these agreements and provisions.

FORWARD-LOOKING STATEMENTS

Any statements in this information statement about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "believe," "will," "expect," "anticipate," "estimate," "intend," "plan," and "would." For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common stock and future management and organizational structure are all forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions, including the risks outlined under "Risk Factors" and elsewhere in this information statement, that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We are not under any duty to update any of the forward-looking statements after the date of this information statement to conform these statements to actual results, unless required by law.

DIVIDEND POLICY

We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our board of directors may deem relevant. Additionally, our ability to pay dividends may be restricted by the terms of any debt financings, including our existing $10.0 million bank line of credit.

CAPITALIZATION

The following table sets forth our combined capitalization as of March 31, 2002 on a historical and pro forma basis to give effect to the results of our reorganization involving the merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.) into us and the distribution. This table assumes the following:

- Gen-Probe Holding Company will have $75 million in cash and will own 37 acres of land and land improvements in San Diego, California under and adjacent to our headquarters building at the time of the merger,
- the re-financing of senior long-term notes with a principal amount of $10.0 million and additional borrowing of $1.0 million to pay for a prepayment premium on the re-financing, and
- estimated reorganization expenses of $2.0 million.

This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and corresponding notes included elsewhere in this information statement.

	March 31, 2002	
	Actual	Pro Forma
	(In thousands)	
Cash and cash equivalents	$ 18,728	$ 91,429
Long-term debt, including current portion	$ 12,000	$ 13,000
Stockholder's equity:		
Common stock, $.0001 par value per share; 100,000,000 shares authorized; 65,000,000 shares issued and outstanding, actual; 21,666,666 shares issued and outstanding, pro forma	7	7
Additional paid-in capital	106,098	194,311
Accumulated other comprehensive income	70	70
Retained earnings	12,726	10,177
Total stockholder's equity	118,901	204,565
Total capitalization (excluding cash and cash equivalents)	$130,901	$217,565

The information above excludes:

- 3,129,165 shares, actual, and 1,632,666 shares, pro forma, issuable upon the exercise of options that we have granted under our 2000 Equity Participation Plan to our officers, directors and employees, and
- 4,870,835 additional shares, actual, and 1,034,001 shares, pro forma, that we have reserved for issuance under our 2000 Equity Participation Plan.

SELECTED FINANCIAL INFORMATION

The following table sets forth our selected financial information derived from our (1) audited financial statements as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997, which are not included elsewhere in this information statement, (2) audited financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, which are included elsewhere in this information statement and (3) unaudited financial statements as of March 31, 2002 and for the three months ended March 31, 2002 and 2001, which are included elsewhere in this information statement. The historical financial information presented may not be indicative of the results of operations or financial position for future periods.

The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the corresponding notes included elsewhere in this information statement.

	Years Ended December 31,					Three Months Ended March 31,	
	1997	1998	1999	2000	2001	2001 (unaudited)	2002 (unaudited)
	(In thousands, except for per share amounts)						
Statement of operations data:							
Revenues:							
Product sales	$83,918	$88,803	$ 95,569	$100,162	$104,233	$ 26,644	$ 26,895
Collaborative research revenue	3,400	5,588	11,366	13,764	20,203	3,677	5,904
Royalty and license revenue	1,922	1,592	10,587	5,615	5,295	756	984
Total revenues	89,240	95,983	117,522	119,541	129,731	31,077	33,783
Operating expenses:							
Cost of product sales	26,749	28,738	30,519	34,102	38,483	9,631	11,449
Research and development	22,445	35,709	47,758	58,143	52,993	14,169	12,506
Marketing and sales	11,790	13,346	12,889	14,303	15,969	3,833	4,133
General and administrative	9,897	10,304	13,058	14,005	17,287	4,005	4,908
Amortization of intangible assets	3,428	3,408	2,921	948	948	237	84
Total operating expenses	74,309	91,505	107,145	121,501	125,680	31,875	33,080
Income (loss) from operations	14,931	4,478	10,377	(1,960)	4,051	(798)	703
Other income (expenses):							
Interest income	1,763	1,744	540	1,029	482	203	101
Interest expense	(689)	(1,087)	(1,092)	(1,112)	(1,012)	(283)	(238)
Other income (expense), net	(329)	3	54	(50)	6	(13)	3,617
Total other expenses, net	745	660	(498)	(133)	(524)	(93)	3,480
Income (loss) before income taxes	15,676	5,138	9,879	(2,093)	3,527	(891)	4,183
Income tax expense (benefit)	5,226	1,473	3,168	(1,085)	(1,090)	(271)	1,099
Net income (loss)	$10,450	$ 3,665	$ 6,711	$ (1,008)	$ 4,617	$ (620)	$ 3,084
Net income (loss) per share(1):							
Basic and diluted	$ 0.16	$ 0.06	$ 0.10	$ (0.02)	$ 0.07	$ (0.01)	$ 0.05
Weighted average shares:							
Basic	65,000	65,000	65,000	65,000	65,000	65,000	65,000
Diluted	65,000	65,000	65,000	65,000	65,011	65,000	65,000

	As of December 31,					As of March 31,
	1997	1998	1999	2000	2001	2002 (unaudited)
	(In thousands)					
Balance sheet data:						
Cash, cash equivalents and short-term investments	$ 32,564	$ 31,960	$ 24,151	$ 12,584	$ 17,750	$ 18,728
Working capital	49,858	32,674	30,523	29,439	29,765	34,191
Total assets	141,776	153,305	159,683	156,612	160,347	161,697
Long-term debt, including current position	14,000	14,000	14,000	14,000	12,000	12,000
Stockholder's equity	105,736	105,400	112,074	111,180	115,807	118,901

(1) All share and per share amounts reflect the 650,000-for-1 stock split effective in August 2000, but these amounts do not reflect the estimated one-for-three reverse stock split to be effected prior to the distribution.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated balance sheet as of March 31, 2002 and unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 and for the three months ended March 31, 2002 have been prepared to reflect the results of our reorganization involving the merger of Gen-Probe Holding Company, Inc. into us and the distribution. The unaudited pro forma consolidated balance sheet has been prepared as if the reorganization and the distribution occurred on March 31, 2002. The unaudited pro forma consolidated statement of operations has been prepared as if the reorganization and the distribution occurred on the first day of fiscal 2001. The unaudited pro forma consolidated financial information is not necessarily indicative of the results that actually would have occurred if the reorganization and the distribution had been consummated as of December 31, 2001 or at the beginning of fiscal 2001.

Unaudited Pro Forma Consolidated Balance Sheet
March 31, 2002

	Historical	Pro Forma Adjustments (Unaudited)	Pro Forma (Unaudited)
	(In thousands, except share data)		
Current assets:			
Cash, cash equivalents and short-term investments	$ 18,728	$72,701 (1)	$ 91,429
Trade accounts receivable, net	11,573	—	11,573
Accounts receivable — other	6,354	1 (2)	6,355
Accounts receivable from related parties	461	114 (2)	575
Income taxes receivable	1,561	115 (2)	1,676
Inventories	12,718	—	12,718
Deferred income taxes	2,715	2 (2)	2,717
Prepaid expenses and other current assets	5,545	35 (2)	5,580
Total current assets	59,655	72,968	132,623
Property, plant and equipment, net	57,791	9,100 (2)	66,891
Capitalized software	20,543		20,543
Other assets	3,918	—	3,918
Purchased intangibles, net	2,566	—	2,566
Goodwill, net	17,224	1,397 (2)	18,621
Total assets	$161,697	$83,465	$245,162
Current liabilities:			
Accounts payable	$ 8,075	1 (2)	$ 8,076
Accrued salaries and employee benefits	4,854	—	4,854
Other accrued expenses	5,210	(3,030) (3)	2,180
Deferred revenue	5,325	—	5,325
Current portion of long-term debt	2,000	— (4)	2,000
Total current liabilities	25,464	(3,029)	22,435
Long-term debt	10,000	1,000 (4)	11,000
Deferred income taxes	196	(170) (2)	26
Deferred revenue	6,833	—	6,833
Deferred rent	303	—	303
Stockholder's equity:			
Common stock, $.0001 par value per share; 100,000,000 shares authorized, 21,666,666 shares issued and outstanding	7	—	7
Additional paid-in capital	106,098	88,213 (5)	194,311
Accumulated other comprehensive income	70	—	70
Retained earnings	12,726	(2,549) (6)	10,177
Total stockholder's equity	118,901	85,664	204,565
Total liabilities and stockholder's equity	$161,697	$83,465	$245,162

See accompanying notes.

Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2001

	Historical	Pro Forma Adjustments (Unaudited)	Pro Forma (Unaudited)
	(In thousands, except per share data)		
Revenues:			
Product sales	$104,233	—	$104,233
Collaborative research revenue	20,203	—	20,203
Royalty and license revenue	5,295	—	5,295
Total revenues	129,731	—	129,731
Operating expenses:			
Cost of product sales	38,483	(346) (1)	38,137
Research and development	52,993	(126) (1)	52,867
Marketing and sales	15,969	(16) (1)	15,953
General and administrative	17,287	(37) (1)	17,250
Amortization of intangible assets	948	—	948
Total operating expenses	125,680	(525)	125,155
Income from operations	4,051	525	4,576
Other income (expenses):			
Interest income	482	—	482
Interest expense	(1,012)	220 (2)	(792)
Other income (expense), net	6	—	6
Total other income (expenses), net	(524)	220	(304)
Income before income taxes	3,527	745	4,272
Income tax expense	(1,090)	298 (3)	(792)
Pro forma net income	$ 4,617	$ 447	$ 5,064 (4)
Pro forma net income per share:			
Basic and diluted	$ 0.21		$ 0.23
Weighted average shares:			
Basic	21,667		21,667
Diluted	21,670		21,670

See accompanying notes.

Unaudited Pro Forma Consolidated Statements of Operations
Three months ended March 31, 2002

	Historical	Pro Forma Adjustments (Unaudited)	Pro Forma (Unaudited)
	(In thousands, except per share data)		
Revenues:			
Product sales	$26,895		$26,895
Collaborative research revenue	5,904		5,904
Royalty and license revenue	984		984
Total revenues	33,783	—	33,783
Operating expenses:			
Cost of product sales	11,449	(87)(1)	11,362
Research and development	12,506	(31)(1)	12,475
Marketing and sales	4,133	(4)(1)	4,129
General and administrative	4,908	(9)(1)	4,899
Amortization of intangible assets	84	—	84
Total operating expenses	33,080	(131)	32,949
Income from operations	703	131	834
Other income (expenses):			
Interest income	101		101
Interest expense	(238)	51 (2)	(187)
Other income (expense), net	3,617		3,617
Total other income (expenses), net	3,480	51	3,531
Income before income taxes	4,183	182	4,365
Income tax expense	1,099	73 (3)	1,172 (4)
Pro forma net income	$ 3,084	$ 109	$ 3,193
Pro forma net income per share:			
Basic and diluted	$ 0.14		$ 0.15
Weighted average shares — basic and diluted	21,667		21,667

See accompanying notes.

Notes to Unaudited Pro Forma Consolidated Balance Sheet
(Dollars in thousands)

(1) Reflects the increase in cash from the reorganization and the application of the proceeds as follows:

Reflects Chugai Pharmaceutical's capital contribution to Gen-Probe Holding Company so that following the contribution, Gen-Probe Holding Company will have cash of $75,000	$ 75,000
Repayment of principal on senior long-term notes of $12,000, a prepayment premium of $915 and accrued interest of $384	(13,299)
Reflects a $13,000 term loan borrowing from a bank	13,000
Estimated reorganization expenses	(2,000)
	$ 72,701

(2) Reflects the merger of the remaining assets and liabilities of Gen-Probe Holding Company into us at historical book value. The primary tangible asset is approximately 37 acres of land and land improvements in San Diego, California under and adjacent to our headquarters building.

(3) Reflects the decrease in accrued expenses as a result of the reorganization and the repayment of debt as follows:

Records the tax benefit of $2,646 for the $5,700 loss, for tax purposes, on the sale, at net book value, of all of the outstanding membership interests of Chugai Pharma USA, LLC (formerly Chugai Biopharmaceuticals, LLC) to Chugai USA, Inc. and a $915 prepayment premium on senior long-term notes payable based on our estimated effective tax rate of 40%	$ 2,646
Reflects payment of accrued interest on the senior long-term notes payable	384
	$ 3,030

(4) Reflects payment of principal on senior long-term notes payable and borrowing in the form of a new term loan as follows:

Current portion of long-term debt:	
payment	$ (2,000)
borrowing	2,000
	0
Long-term debt:	
payment	$(10,000)
borrowing	11,000
	1,000

(5) Reflects the change in additional paid-in capital as a result of the following:

Tax benefit on the sale of all of the outstanding membership interests of Chugai Pharma USA, LLC for a loss of $5,700 to Chugai USA, Inc.		$ 2,280
Total cash balance at Gen-Probe Holding Company that will be merged into us		$75,000
Reflects the merger of remaining assets and liabilities of Gen-Probe Holding Company into us, as follows:		
Assets:		
Accounts receivable — other	$ 1	
Accounts receivable from related parties	114	
Income taxes receivable	115	
Deferred income taxes — short term	2	
Prepaid expenses	35	
Property, plant and equipment — Land ($6,103), land improvements ($2,997)	9,100	
Goodwill, net	1,397	
Liabilities:		
Accounts payable	1	
Deferred income taxes — long term, net receivable	(170)	
Net increase in additional paid-in capital		10,933
		$88,213

(6) Reflects the adjustment to retained earnings as follows:

Prepayment premium of $915 on senior long-term notes payable, net of tax benefit of $366	$ (549)
Estimated reorganization expenses	(2,000)
	$(2,549)

Notes to Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2001 (Dollars in thousands)

(1) Reflects the elimination of $525 paid to Gen-Probe Holding Company for the land lease related to our headquarters building.

(2) Reflects the elimination of historical interest expense of $972 that would not have been incurred had the reorganization and repayment of long-term debt occurred at the beginning of the period presented, offset by the addition of pro forma interest of $752 to reflect interest expense at an assumed pre-tax interest rate of 5.5% on a new term loan borrowing.

(3) Reflects additional tax expense of $298 for the elimination of historical rent expense of $525 and net interest expense of $220 based on our estimated effective tax rate of 40%.

(4) Does not reflect: (a) $2,000 of estimated reorganization expenses to be incurred in 2002 and (b) an extraordinary charge, net of tax, of $600 related to the prepayment premium on senior long-term notes payable.

Notes to Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2002 (Dollars in thousands)

(1) Reflects the elimination of $131 paid to Gen-Probe Holding Company for the land lease related to our headquarters building.

(2) Reflects the elimination of historical interest expense of $230 that would not have been incurred had the reorganization and repayment of long-term debt occurred at the beginning of the period presented, offset by the addition of pro forma interest of $179 to reflect interest expense at an assumed pre-tax interest rate of 5.5% on a new term loan borrowing.

(3) Reflects additional tax expense of $73 for the elimination of historical rent expense of $131 and net interest expense of $51 based on our estimated effective tax rate of 40%.

(4) Does not reflect: (a) $2,000 of estimated reorganization expenses to be incurred in 2002 and (b) an extraordinary charge, net of tax, of $549 related to the prepayment premium on senior long-term notes payable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the financial statements and the corresponding notes included elsewhere in this information statement. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are a global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for the screening of donated human blood. We have over 17 years of nucleic acid detection research and product development experience, and our products, which are based on our patented nucleic acid testing, or NAT, technology, are used daily in clinical laboratories and blood collection centers in major countries throughout the world.

Revenues

We derive revenues from three primary sources: product sales, collaborative research revenue and royalty and license revenue. The majority of our revenues comes from product sales, which consist primarily of sales of both our NAT assays and, to a lesser extent, sales and rentals of the proprietary instruments that serve as the analytical platform for our assays. We recognize as collaborative research revenue payments we receive from Chiron for the products we provide under our collaboration agreements with Chiron prior to regulatory approval and the payments we receive from Chiron, Bayer and other collaboration partners, including the National Institutes of Health, or NIH, for research and development activities. Our royalty and license revenues reflect fees paid to us by third parties for the use of our proprietary technology. For the three months ended March 31, 2002, product sales, collaborative research revenues and royalty and licensing revenues equaled 80%, 17% and 3%, respectively, of our total revenues of $33.8 million.

Product Sales

Historically, our primary source of revenue has been the sale of clinical diagnostic products in the United States. Our primary clinical diagnostic products include our PACE 2, AccuProbe and Amplified Direct Test product lines. We currently manufacture and ship approximately 20 million tests per year for the diagnosis of a wide variety of infectious microorganisms, including those causing sexually transmitted diseases, or STDs, tuberculosis, strep throat, pneumonia and fungal infections. The principal customers for our clinical diagnostics products include large reference laboratories, public health laboratories and hospitals located in North America, Europe and Japan. Sales of our PACE family of assays accounted for approximately 51% of our total revenues for the three months ended March 31, 2002 and 57% of our total revenues in 2001.

We also recognize product sales from the manufacture and shipment of tests for screening donated blood through our collaboration with Chiron to blood bank facilities located in the countries where our products have obtained governmental approvals. In February 2002, the Food and Drug Administration, or FDA, approved our Biologics License Application, or BLA, for our assay used to screen donated blood for human immunodeficiency virus (type 1), or HIV-1, and hepatitis C virus, or HCV. Outside the United States, the HIV-1/HCV assay has received approval in a number of countries, including France, Germany, Australia, Argentina, Spain, Singapore, Italy, Austria, Switzerland and New Zealand.

Product sales also include the sales or rental revenue associated with the delivery of our proprietary integrated instrument platforms to customers for performing our NAT assays. We provide multiple instrument rental options to our customers depending on the types and volumes of products purchased. Instruments are manufactured by third-party contractors, but we generally provide technical support and

instrument service to maintain these systems in the field. However, Chiron is responsible for placement and servicing of instruments used in connection with our blood screening business. Sales revenue associated with delivery of our instrument platforms accounted for approximately 3% of our product sales in the three months ended March 31, 2002 and 3% of our product sales in 2001. The costs associated with the instrument are charged to cost of goods sold on a straight-line basis over the estimated life of the instrument, which ranges from three to five years. The costs to maintain these systems in the field are charged to operations as incurred.

Collaborative Research Revenue

We have developed a NAT assay to detect HIV-1 and HCV in donated human blood and have also developed a semi-automated instrument system to conduct the test. These assays and instruments are marketed through our collaboration with Chiron under the Procleix name. The HIV-1/HCV assay and instrumentation have been used in clinical trials, under an Investigational New Drug application, or IND, since early 1999. In February 2002, the FDA approved the Procleix HIV-1/HCV Assay. Prior to FDA approval, Chiron provided tests to the American Red Cross, America's Blood Centers, American Independent Blood Centers, the United States military and others for pooled blood sampling under the terms of the IND application. FDA approval of the Procleix HIV-1/HCV Assay will allow Chiron to implement commercial pricing for sales of the Procleix HIV-1/HCV Assay to U.S. customers, which we expect to result in a significant increase in the revenues we receive from such sales.

We record net sales of assays to be used for blood screening at amounts equal to the sales of the HIV-1/HCV assay by Chiron to third-parties, less instrument costs, instrument service costs and certain other adjustments specified in our agreement with Chiron, multiplied by our share of the net revenue, which is currently 43%. Our costs related to these products primarily include manufacturing costs and research and development expenses.

Historically, we have recorded revenues related to use of our blood screening products in the United States and other countries in which the products have not received regulatory approval as collaborative research revenue because price restrictions applied to these products prior to FDA license approval in the United States and similar approval in foreign countries. As commercial pricing is implemented in the United States, we will begin to classify domestic sales of these products as product sales in our financial statements.

Under our strategic alliance agreement we entered into with Chiron in June 1998, we have responsibility for research, development and manufacturing of the blood screening products while Chiron has responsibility for marketing, distribution and service of the blood screening products worldwide (subject to certain distribution rights of Chugai Diagnostics Science Co., Ltd. in Japan). We received a $10.0 million up-front license fee from Chiron in connection with the agreement in 1998 and an additional payment of $8.5 million upon achieving an agreed upon contract milestone in 1999. Additional payments of up to $16.5 million will be due to us in the future if we achieve certain other specified milestones relating to the development of the TIGRIS instrument. Our costs to develop and commercialize the blood screening assays and associated instrument products have been substantial and have had a significant impact on our operating results and financial position since 1998. We expect to commence beta evaluations of the TIGRIS instrument for clinical diagnostic and blood screening applications by the end of 2002 and to commence clinical trials by the end of 2003.

On February 26, 2001, we commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. During the fourth quarter of 2001, we negotiated a resolution to most of the disputed items, and in January 2002, we received $6.9 million in partial settlement of the claims. During the first quarter of 2002, we recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on us upon final settlement. The arbitration proceedings did not result in any disruption in service to our blood screening customers. We are

confident that any future disputes that arise between the companies will be resolved equitably through the dispute resolution procedures contained in the collaboration agreement.

In 1996, we were awarded a $7.7 million contract by the National Heart, Lung and Blood Institute, a part of the NIH, to develop NAT assays for screening donor blood for HIV-1 and HCV. Effective January 1998, the contract was modified with the addition of $0.6 million for the development of a semi-automated system for the detection of HIV-1/HCV in pooled plasma. Effective September 1998, the contract was further modified with the addition of $4.3 million for the development of HIV-2 and hepatitis B virus, or HBV, tests. All payments due to us under this reimbursement contract have been received and were recorded as collaborative research revenues as reimbursable costs were incurred.

In January 2000, we began work on a three-year $13.4 million cost sharing contract with the NIH to modify the HIV-1/HCV assay to incorporate HBV detection capability and make it simpler for organ donation centers to test the blood of organ donors. The NIH will reimburse us $7.6 million of this cost, and we and Chiron will share equally the remaining costs to complete the project. Through March 31, 2002, the NIH had reimbursed us $4.7 million of this cost. We record collaborative research revenues under the reimbursement contract as reimbursable costs are incurred.

In 1998, following the execution of our agreement with Chiron, Chiron assigned the clinical diagnostic portion of the agreement to Bayer. Under the terms of our collaboration with Bayer, we will develop, manufacture and market NAT assays for viral targets and cancer markers in the clinical diagnostic market with Bayer. We record product sales of the assays to Bayer for use in clinical diagnostic applications at agreed upon transfer prices upon shipment to Bayer.

We recognize collaborative research revenue over the term of the agreement as reimbursable costs are incurred. The costs associated with the reported collaborative research revenue are reflected in the statements of operations under the captions "Research and development," "Marketing and sales" and "General and administrative" based on the nature of the costs. Costs incurred related to the collaborative research revenue often exceed the amounts billable according to the terms of the agreements.

Royalty and License Revenue

We recognize non-refundable up-front license fees over the performance period of the agreement or at the time that we have satisfied all substantive performance obligations. We also receive milestone payments for successful achievement of contractual development activities. Milestone payments are recognized as revenue upon achievement of the milestone only if there are no remaining substantive performance obligations and the amounts are non-refundable.

In May 1997, we entered into collaborative research agreements with bioMérieux, Vitek, Inc., which created a worldwide relationship between bioMérieux and us. The collaboration involved research and development activities, as well as the transfer to bioMérieux, pursuant to separate distribution agreements with bioMérieux S.A., of product distribution rights in international markets, excluding Japan. As part of these agreements, we licensed our NAT technology to bioMérieux to jointly develop NAT assays and adapt and develop instrumentation during a five-year and ten-year term. In return, bioMérieux paid us $6.0 million of license and prepaid royalty fees in 1997 and an additional $6.0 million of license fees in 1998.

In August 2000, we entered into amended agreements with bioMérieux, Inc. that transitioned the relationship from a collaborative arrangement to a royalty-bearing arrangement that covers semi-automated probe assays and advanced, fully-automated probe assays for the diagnosis of infectious diseases and detection of food pathogens. Under the terms of the amended agreements, bioMérieux will pay us royalty payments based on sales of products incorporating the licensed technology, subject to a minimum annual royalty payment, which began in January of this year with respect to the semi-automated probe assays and will begin in 2006 with respect to the fully automated probe assays, and a reduction in the royalties based on the amount of cumulative royalties that have been paid to us. In addition, we transferred to bioMérieux all information, trade secrets, procedures, methods, data and processes necessary for bioMérieux to assume

development of the products that are the subject of the agreement in exchange for the prepaid royalties paid under the original agreement. Accordingly, we recognized $3.0 million in royalty fees related to this agreement in 2000. We currently are amortizing previously received license fees in an amount equal to $1.9 million annually through the period ending December 31, 2002.

Research and Development

In recent years, we have increased our investment in research and development as part of our ongoing efforts to accelerate the development of new products and technologies, particularly our TIGRIS instrument and our HIV-1/HCV assay for screening donated blood, which was approved by the FDA in February 2002. Our research and development expenses consist of expenses associated with the development of proprietary products and instrument platforms as well as expenses related to the co-development of new products and technologies in collaboration with our strategic partners. We expect our research and development expenses as a percentage of revenues to decrease in future periods.

In connection with our research and development efforts, we have various license agreements with unrelated parties, which provide us with rights to develop and market products using certain technology and patent rights maintained by the parties. Terms of the various license agreements require us to pay royalties ranging from 1% to 5% of future sales on products using the technology. These agreements generally provide for a term that commences upon execution of the agreement and continues until expiration of the last patent related to the technology.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the collectibility of accounts receivable, valuation of inventories, long-lived assets including patent costs and capitalized software and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements (see Note 1 to our financial statements on page F-7).

Revenue Recognition

We recognize revenue from product sales when the product is shipped and title and risk of loss has passed and when collection of the resulting receivable is reasonably assured. We record revenue from product sales on our blood screening products shipped to countries where regulatory approval has been received based on a contracted transfer price with our third-party collaboration partner, Chiron. Blood screening product sales are then adjusted monthly upon payment by Chiron to us of amounts reflecting our ultimate share of net revenue from sales by Chiron to the end user less the transfer price revenues previously paid.

Historically, we have recorded revenues related to use of our blood screening products in the United States and other countries in which the products have not received regulatory approval as collaborative research revenue because price restrictions applied to these products prior to FDA license approval in the United States and similar approval in foreign countries. As commercial pricing is implemented in the United States, we will begin to classify domestic sales of these products as product sales in our financial statements.

Product sales also include the sales or rental revenue associated with the delivery of our proprietary integrated instrument platforms performing our NAT assays. Historically, we have provided our instrumentation to laboratories and hospitals without requiring them to purchase the equipment or enter into an equipment lease. Instead, we recover the cost of providing the instrumentation in the amounts we charge for our diagnostic assays. We recently have begun to implement multi-year sales contracts that have an equipment factor set forth in them. The costs associated with the instrument are charged to costs of goods sold on a straight-line basis over the estimated life of the instrument, which ranges from three to five years. The costs to maintain these systems in the field are charged to operations as incurred.

We also recognize collaborative research revenue over the term of various collaboration agreements as negotiated monthly contractual payments are earned or we incur reimbursable costs related to the agreement. Non-refundable license fees are recognized over the related performance period or at the time that we have satisfied all performance obligations related to the agreement. Milestone payments related to a particular milestone are recognized as revenue upon the achievement of specified milestones when (1) we have earned the milestone payment, (2) the milestone is substantive in nature and the achievement of the milestone was not reasonably assured at the inception of the agreement and (3) the fees are non-refundable. Any amounts received prior to satisfying our revenue recognition criteria are recorded as deferred revenue in our balance sheet.

We recognize royalty revenue related to the manufacture, sale or use of our products or technologies under license agreements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following period. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

Collectibility of Accounts Receivable

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Credit losses historically have been minimal and within management's expectations. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Valuation of Inventories

We record valuation adjustments to our inventory balances for estimated excess and obsolete inventory equal to the difference between the cost of such inventory and the estimated market value based upon assumptions about future product demand and the shelf-life and expiration dates for finished goods and materials used in the manufacturing process. We operate in an environment that is regulated by the FDA and other governmental agencies that may place restrictions on our ability to sell our products into the marketplace if certain compliance requirements are not met. We have made assumptions that are reflected in arriving at our net inventory value based on the information currently available to us. If future product demand, regulatory constraints or other market conditions are less favorable than those projected by management, additional inventory valuation reserves may be required.

Patent Costs

We capitalize the costs incurred to file patent applications. We amortize these costs over the lesser of the remaining useful life of the related technology or eight years. At March 31, 2002, capitalized patent costs totaled approximately $3.1 million, net of accumulated amortization. We expense all costs related to abandoned patent applications. Historically, our expense related to abandoned patent costs has not been material but, if we elect to abandon any of our currently issued or unissued patents, the related expense could be material to our operations in the period of abandonment.

Capitalized Software Costs

We capitalize costs incurred in the development of computer software related to products under development after establishment of technological feasibility. These capitalized costs are recorded at the lower of unamortized cost or net realizable value and will be amortized over the estimated life of the related product beginning when the product is available for sale. At March 31, 2002, capitalized software development costs related to our TIGRIS instrument totaled $20.5 million. We expect to commence beta evaluations of this instrument by the end of 2002 and to commence clinical trials by the end of 2003. If we are not able to successfully deliver this instrument to the marketplace and attain customer acceptance, the asset could be impaired and an adjustment to the carrying value of this asset would be considered by management at that time.

Income Taxes

We historically have been included in the consolidated federal and in various combined state income tax returns of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.). Pursuant to a tax sharing agreement with Gen-Probe Holding Company, we generally have been allocated an amount of the consolidated tax liability equal to the tax that would have been applicable if computed separately. At March 31, 2002, we had net deferred tax assets of $2.5 million that are more likely than not to be realized, and therefore, no valuation allowance is deemed necessary. The deferred tax assets relate to research and investment credits taken in our tax returns, timing differences arising from the recording of deferred revenue and certain reserves and accruals. These amounts are offset by capitalized costs expensed for tax purposes and other items. In the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to reduce the deferred tax asset would be made in the period such determination was made.

Results of Operations

The following table sets forth the quarterly results of operations for each quarter within the two years ended December 31, 2001 and for the quarter ended March 31, 2002. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring accruals, have been included to fairly present the unaudited quarterly results when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended								
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002
Total Revenues	$29,141	$30,694	$29,886	$29,820	$31,077	$31,026	$34,542	$33,086	$33,783
Operating expenses:									
Cost of product sales	8,133	9,158	8,070	8,741	9,631	9,209	9,588	10,055	11,449
Research and development	13,238	13,606	15,917	15,382	14,169	14,222	12,158	12,444	12,506
Marketing and sales	3,173	3,557	3,614	3,959	3,833	4,124	4,197	3,815	4,133
General and administrative	3,480	3,641	3,726	3,158	4,005	4,258	4,170	4,854	4,908
Amortization of intangible assets	237	237	237	237	237	237	237	237	84
Total operating expenses	28,261	30,199	31,564	31,477	31,875	32,050	30,350	31,405	33,080
Income (loss) from operations	880	495	(1,678)	(1,657)	(798)	(1,024)	4,192	1,681	703
Net income (loss)	624	732	(1,198)	(1,166)	(620)	(346)	4,111	1,472	3,084
Net income (loss) per share:									
Basic and Diluted	$ 0.01	$ 0.01	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.01)	$ 0.06	$ 0.02	$ 0.05

The following table sets forth operating data as a percentage of total revenues:

	Year Ended December 31,			Three Months Ended March 31,	
	1999	2000	2001	2001	2002
Total revenues	100%	100%	100%	100%	100%
Product sales	81%	84%	80%	86%	80%
Collaborative research revenue	10%	12%	16%	12%	17%
Royalty and license revenue	9%	4%	4%	2%	3%
Operating expenses:					
Cost of product sales	26%	29%	30%	31%	34%
Research and development	41%	48%	41%	46%	37%
Marketing and sales	11%	12%	12%	12%	12%
General and administrative	11%	12%	13%	13%	15%
Amortization of intangible assets	2%	1%	1%	1%	0%
Total operating expenses	91%	102%	97%	103%	98%
Income (loss) from operations	9%	(2)%	3%	(3)%	2%
Other income (expenses), net	(0)%	(0)%	(0)%	(0)%	10%
Income (loss) before income taxes	9%	(2)%	3%	(3)%	12%
Income tax expense (benefit)	3%	(1)%	(1)%	(1)%	3%
Net income (loss)	6%	(1)%	4%	(2)%	9%

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Product Sales. Product sales increased $0.3 million, or 0.9%, to $26.9 million in the three months ended March 31, 2002 from $26.6 million in the three months ended March 31, 2001. The increase was primarily a result of a $1.4 million increase in commercial sales of blood screening products outside the United States, which more than offset the $1.1 million decrease in sales of other diagnostic products.

In February 2002, the FDA approved our HIV-1/HCV assay for screening donated human blood. We expect Chiron to implement commercial pricing for the sale of these products in the United States in the second quarter of 2002. At that time, revenues from the sale of these products will be classified as product sales in our financial statements. We currently record revenues related to use of our blood screening products in the United States and other countries in which the products have not received regulatory approval as collaborative research revenues.

Although we do not expect testing volumes to change significantly as a result of FDA approval, we anticipate that we will realize increased net revenues from the sale of the approved blood screening product in the United States as compared to the revenues received prior to FDA approval as a result of the implementation of commercial pricing. However, under our collaboration agreement with Chiron, Chiron has responsibility for marketing, sales, distribution and service of the blood screening systems, which includes the assay and the related instrumentation. Accordingly, our revenues are dependent on Chiron's success in establishing commercial pricing with its customers and the time that it will take to do so. Prior to the implementation of commercial pricing, we have received compensation for sales of the blood screening product from Chiron through monthly firm support commitment payments of approximately $1.5 million, provided that the number of tests we shipped fell within a range provided in agreements with Chiron and the blood screening customers. Prior to obtaining FDA approval of our blood screening products in February 2002, we recorded revenues related to the use of our blood screening products in the United States as collaborative research revenue because price restrictions applied to these products. These price restrictions prohibited us from recovering all of our costs in developing and manufacturing the blood screening products. Prior to obtaining FDA approval, we were permitted to sell our blood screening products to blood screening centers pursuant to the terms of our IND application. Under the agreements with the blood screening centers, we were partially reimbursed for our costs for product development, materials, service and support.

Upon implementation of commercial pricing, we will record revenue that we derive from our relationship with Chiron at an agreed upon transfer price when the product is shipped and title and risk of loss has passed and when collection of the resulting receivable is reasonably assured. We will record additional revenue on these sales based on our ultimate share of the net revenue from sales to end users of the blood screening products as Chiron reports these sales to us and makes payments to us with respect to our share of the net revenue. Our recording of net revenue from shipments of blood screening assays could be negatively affected during the second and third quarters of 2002. As we transition from firm support commitment payments to commercial pricing, our revenues per month will initially decline because the amounts we will record for the transfer price when products are shipped is less than the firm support commitment payment we received for shipment of the same number of blood screening products prior to commercial pricing. We expect that our revenues from sales of blood screening products will begin to exceed the amounts we received through firm support commitment payments when Chiron begins making payments to us to reflect our ultimate share of the net revenue from sales to the end users of the blood screening products.

We expect competitive pressures related to our STD and blood screening products to continue into the foreseeable future, primarily as the result of the introduction of competing products into the market and continuing pricing pressure, particularly with our STD products.

Collaborative Research Revenue. Collaborative research revenue increased $2.2 million, or 60.6%, to $5.9 million in the three months ended March 31, 2002 from $3.7 million in the three months ended March 31, 2001. The increase was the result of $1.4 million in increased revenues from shipments of our blood screening products for use in the United States due to an increase in monthly firm support commitment payments under the applicable agreements. In addition, contract revenues from the NIH for the organ donor program increased by $0.8 million.

Collaborative research revenue tends to fluctuate based on the amount of research services performed, the status of projects under collaboration and the achievement of milestones. Due to the nature of our collaborative research revenues, results in any one period are not necessarily indicative of results to be achieved in the future. Our ability to generate additional collaborative research revenues may depend, in part, on our ability to initiate and maintain relationships with potential and current collaborative partners. There can be no assurance that such relationships will be established or that current collaborative research revenue will not decline.

Chiron amended its agreements for supplying our blood screening products to United States blood banks, effective in the second quarter of 2001, which resulted in increases in the payments received from our collaboration with Chiron in the latter part of the second quarter and the third quarter of 2001.

Royalty and License Revenue. Royalty and license revenue increased $0.2 million, or 30.2%, to $1.0 million in the three months ended March 31, 2002 from $0.8 million in the three months ended March 31, 2001. The increase was the result of the recognition in March 2002 of $0.2 million in royalties from Chugai Diagnostics Science for the licensing of rights to certain patented technology.

Royalty and license revenue may fluctuate based on the nature of the related agreements and the timing of receipt of license fees. Results in any one period are not necessarily indicative of results to be achieved in the future. In addition, our ability to generate additional royalty and license revenues may depend, in part, on our ability to market and capitalize on our technologies. There can be no assurance that we will be able to do so or that future royalty and license revenue will not decline.

Cost of Product Sales. Cost of product sales increased $1.8 million to $11.4 million, or 42.6% of product sales revenues, in the three months ended March 31, 2002 from $9.6 million, or 36.1% of product sales revenues, in the three months ended March 31, 2001. The increase in cost of sales was primarily attributable to the recording of a greater portion of the costs associated with the operation of our blood screening manufacturing facility to cost of product sales in the three months ended March 31, 2002 compared to the three months ended March 31, 2001. The $2.9 million net increase in costs included in cost of product sales was offset by lower manufacturing overhead costs and lower levels of manufacturing

scrap in the three months ended March 31, 2002. The resulting gross profit margin on product sales decreased to 57.4% in the three months ended March 31, 2002 from 63.9% for the three months ended March 31, 2001.

In 1999, we completed the leasehold improvements on a manufacturing facility designed primarily for the manufacture of our blood screening products. This facility contains advanced equipment, technology and controls that are intended to enable us to meet stringent FDA regulations applicable to blood screening products. This facility has operated well below capacity and will continue to operate below capacity for the foreseeable future. This excess capacity, as well as excess capacity at our manufacturing facility at our headquarters, provides us with significant opportunities to expand the manufacturing of both our own products and potentially the products of other companies on a contract basis. The costs related to the operation of our blood screening manufacturing facility, together with other manufacturing costs for the production of assays that were delivered under the terms of our IND application prior to the FDA approval of our blood screening products have been classified as research and development expenses to the extent they have exceeded the related revenue included in product sales, which has historically included only revenues derived from sales outside the United States. Amounts included in research and development related to such costs were approximately $1.6 million and $4.5 million, respectively, for the three months ended March 31, 2002 and March 31, 2001 and approximately $13.2 million and $12.8 million, respectively, in 2001 and 2000. Following the implementation of commercial pricing for our blood screening products in the United States, we will classify these costs as costs of product sales rather than research and development expenses. As a result, we expect that our blood screening products will realize lower gross profit margin rates than our clinical diagnostic products during the early stages of commercialization and for the foreseeable future, as relatively high fixed costs for producing these products in the specialized manufacturing facility are absorbed over the expected sales volume for blood screening products. After that time, we expect the gross margin rates on our blood screening products to continue to be lower than those on our clinical diagnostic products. However, because Chiron bears responsibility for marketing and sales of these products, the marketing, sales and distribution expenses we incur associated with our blood screening products are significantly lower than for our clinical diagnostic products. We also anticipate that requirements for individual donor testing, if and when implemented, may result in lower gross margin rates. We are not able to accurately predict the extent to which our gross margin percentages may be negatively affected as a result of individual donor testing because we do not know the ultimate selling price that Chiron would charge to the end user if individual donor testing were implemented.

Gross profit margin percentages may fluctuate significantly in future periods based on changes in production volumes, competitive pricing pressures, allowances for scrap or obsolete materials, additional costs related to initial production quantities of new products after achieving FDA approval and contractual adjustments, such as instrument costs, instrument service cost and certain other adjustments made by Chiron to arrive at the net sales value of blood screening products.

Research and Development. Research and development expenses decreased $1.7 million to $12.5 million, or 37.0% of total revenues, in the three months ended March 31, 2002 from $14.2 million, or 45.6% of total revenues, in the three months ended March 31, 2001. The decrease was primarily the result of a $2.9 million decrease in manufacturing costs for blood screening assays, offset by a $0.4 million increase in personnel costs and $0.8 million of higher spending for other research and development costs. Manufacturing costs for blood screening assays included in research and development were approximately $1.6 million and $4.5 million, respectively, during the three months ended March 31, 2002 and 2001.

Marketing and Sales. Marketing and sales expenses increased $0.3 million to $4.1 million, or 12.2% of total revenues, in the three months ended March 31, 2002 from $3.8 million, or 12.3% of total revenues, in the three months ended March 31, 2001. The increase was primarily related to a $0.5 increase in personnel costs in our marketing and sales force to support anticipated increases in sales for our clinical diagnostic products, partially offset by a $0.2 million decrease in other marketing and sales expenses.

General and Administrative. General and administrative expenses increased $0.9 million to $4.9 million, or 14.5% of total revenues, in the three months ended March 31, 2002 from $4.0 million, or

12.9% of total revenues, in the three months ended March 31, 2001. The increase was the result of a $0.3 million increase in spending for patent litigation and other professional fees, a $0.3 million increase in salaries and benefits resulting from higher staffing levels and a $0.3 million increase in other general and administrative expenses.

Amortization of Intangible Assets. Amortization of intangible assets decreased $0.1 million to $0.1 million in the three months ended March 31, 2002 from $0.2 million in the three months ended March 31, 2001. The amortization is associated with Gen-Probe Holding Company's purchase of Gen-Probe in 1989. The amount amortized each period has decreased as a result of our implementation of SFAS 141 as discussed below.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Statement, or SFAS, No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually, or more frequently under certain conditions, for impairment. We adopted SFAS No. 142 effective January 1, 2002 and are required to reassess the intangible assets, including goodwill, previously recorded in connection with previous purchase acquisitions. In 2002, we stopped amortizing goodwill, which will reduce our annual amortization expenses and, therefore, increase our operating income by approximately $0.6 million per year.

Total Other Expenses, Net. Other expenses primarily consist of investment and interest income offset by interest expense on borrowing and other items. The net other income of $3.5 million for the three months ended March 31, 2002 is a $3.6 million improvement over the net expense of $0.1 million for the three months ended March 31, 2001. The increase in net other income for the three months ended March 31, 2002 is due to the receipt in cash and recognition of income from settlements of outstanding contractual issues with Chiron for $2.4 million and from a former vendor in the amount of $1.2 million.

Income Tax Expense (Benefit). The expense for income taxes amounted to $1.1 million for the three months ended March 31, 2002 compared to a $0.3 million benefit for the three months ended March 31, 2001. This tax expense increase was attributable to the pre-tax profit of $4.2 million for the three months ended March 31, 2002 compared to the $0.9 million pre-tax loss for the three months ended March 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Product Sales. Product sales increased $4.0 million, or 4.1%, to $104.2 million in 2001 from $100.2 million in 2000. The increase was primarily a result of a $3.4 million increase in sales of blood screening products outside the United States and an $0.6 million increase in sales of other diagnostic products.

Prior to receiving regulatory approval, we recorded all revenues related to use of our blood screening products in the United States as collaborative research revenue. In February 2002, the FDA approved our blood screening assays for use in the United States. Chiron is in the process of implementing commercial pricing for these products. As commercial pricing is implemented in the United States, we will begin to classify domestic sales of these products as product sales in our financial statements.

Collaborative Research Revenue. Collaborative research revenue increased $6.4 million, or 46.8%, to $20.2 million in 2001 from $13.8 million in 2000. The increase was the result of $3.8 million in increased contract revenues from the NIH for the organ donor program and a $3.6 million increase in revenues from shipments of our blood screening products for use in the United States as a result of an increase in monthly firm support commitments related to such products. Partially offsetting this increase was a decrease of $1.0 million in revenues from bioMérieux due to the transition of our relationship from a collaborative to a royalty-bearing relationship.

Royalty and License Revenue. Royalty and license revenue decreased $0.3 million, or 5.7%, to $5.3 million in 2001 from $5.6 million in 2000. The decrease was the result of the recognition in 2000 of $3.0 million in royalties from bioMérieux not realized in 2001. This was offset by the recognition in 2001

of $2.0 million in license fees from Chugai Diagnostics Science for the licensing of rights to certain patented technology, and $0.4 million in increased license fees from bioMérieux.

Cost of Product Sales. Cost of product sales increased $4.4 million to $38.5 million, or 36.9% of product sales revenues, in 2001 from $34.1 million, or 34.0% of product sales revenues, in 2000. The increase in cost of product sales was primarily attributable to the higher overall sales volume, while the increase as a percentage of product sales was primarily attributable to increases in manufacturing support functions, including quality assurance and quality control. The resulting gross profit margin on product sales decreased to 63.1% in 2001 from 66.0% in 2000.

Research and Development. Research and development expenses decreased $5.1 million to $53.0 million, or 40.8% of total revenues, in 2001 from $58.1 million, or 48.6% of total revenues, in 2000. The decrease was primarily the result of a $1.8 million decrease in material costs used in research and a $1.3 million decrease in blood screening material validation costs attributable primarily to a reduction in spending on development of our HIV-1/HCV assay for screening donated blood after our submission to the FDA of our BLA in the first quarter of 2001, as well as a $1.1 million decrease in spending for pre-clinical and clinical trial costs and a $1.9 million decrease in other research costs. These decreases were offset by a $1.0 million increase in laboratory supply costs. Manufacturing costs for blood screening assays included in research and development were approximately $13.2 million and $12.8 million, respectively, in 2001 and 2000.

Marketing and Sales. Marketing and sales expenses increased $1.7 million to $16.0 million, or 12.3% of total revenues, in 2001 from $14.3 million, or 12.0% of total revenues, in 2000. The increase was primarily related to a $1.4 million increase in personnel costs in our marketing and sales force to support anticipated increases in sales for our clinical diagnostic products and a $0.4 million increase in related marketing and promotional costs.

General and Administrative. General and administrative expenses increased $3.3 million to $17.3 million, or 13.3% of total revenues, in 2001 from $14.0 million, or 11.7% of total revenues, in 2000. The increase was the result of a $1.4 million increase in spending for patent litigation and other professional fees, a $1.0 million increase in salaries and benefits resulting from higher staffing levels, a $0.4 million increase in bad debt expense and a $0.5 million increase in other general and administrative expenses.

Amortization of Intangible Assets. Amortization of intangible assets was unchanged from 2000 to 2001.

Total Other Expenses, Net. Other expenses primarily consist of investment and interest income offset by interest expense on borrowing and other items. The net expense increased $0.4 million to $0.5 million in 2001 from $0.1 million in 2000. This increase in net expense was primarily related to a $0.5 million decrease in interest and investment income due primarily to lower 2001 interest rates on cash balances.

Income Tax Expense (Benefit). The benefit for income taxes amounted to $1.1 million in 2001 on income before taxes of $3.5 million compared to $1.1 million in 2000 on a loss before taxes of $2.1 million. The tax benefit of $1.1 million in 2001 reflects an increased level of federal and state tax credits for research and development in 2001 and the effect of revisions made to increase our 2000 estimate for research and development tax credits.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Product Sales. Product sales increased $4.6 million, or 4.8%, to $100.2 million in 2000 from $95.6 in 1999. The increase was the result of a $2.3 million increase in sales of our clinical diagnostic products, a $1.8 million increase in sales of instrumentation for performing our NAT assays and a $0.5 million increase in sales of blood screening products outside the United States.

Collaborative Research Revenue. Collaborative research revenue increased $2.4 million, or 21.1%, to $13.8 million in 2000 from $11.4 million in 1999. The increase was primarily a result of $6.2 million in

higher revenues earned for blood screening products delivered for pooled blood testing under the terms of our IND application and $0.6 million in increased contract revenues from Chiron. Partially offsetting this increase was a decrease of $4.7 million in revenues from the NIH for the development of the HBV blood screening assay.

Royalty and License Revenue. Royalty and license revenue decreased $5.0 million, or 47.0%, to $5.6 million in 2000 from $10.6 million in 1999. The decrease was primarily a result of recognition of revenue in 1999 of $8.5 million in license fees received from Chiron as part of the technology access fee revenue for rights granted to two of our technologies, Transcription-Mediated Amplification, or TMA, and Hybridization Protection Assay, or HPA. The $8.5 million was received and recognized as revenue due to validation being achieved for our direct tube sampling, or DTS, instrument platform to be used in testing in blood screening laboratories. Partially offsetting this decrease was the recognition of income in 2000 of $3.0 million in royalties from bioMérieux.

Cost of Product Sales. Cost of product sales increased $3.6 million to $34.1 million, or 34.0% of product sales revenues, in 2000 from $30.5 million, or 31.9% of product sales revenues, in 1999. The increase in cost of sales was primarily attributable to the higher overall sales volume and increases in manufacturing support functions.

Research and Development. Research and development expenses increased $10.3 million to $58.1 million, or 48.6% of total revenues, in 2000 from $47.8 million, or 40.6% of total revenues, in 1999. The increase was primarily the result of a $8.4 million increase in blood screening development costs and a $2.7 million increase in spending for clinical trials and other professional fees, partially offset by a decrease in other research and development costs of approximately $0.8 million. Manufacturing costs for blood screening assays included in research and development were approximately $12.8 million and $4.4 million, respectively, in 2000 and 1999.

Marketing and Sales. Marketing and sales expenses increased $1.4 million to $14.3 million, or 12.0% of total revenues, in 2000 from $12.9 million, or 11.0% of total revenues, in 1999. The increase was primarily related to a $0.9 million increase in personnel costs in our marketing and sales force to (1) support anticipated increases in sales for our clinical diagnostic, (2) maintain higher levels of technical support to customers, (3) improve marketing of our products and (4) expand marketing support for our blood screening products. Additionally, there was a $0.2 million increase in related travel and entertainment costs.

General and Administrative. General and administrative expenses increased $0.9 million to $14.0 million, or 11.7% of total revenues, in 2000 from $13.1 million, or 11.1% of total revenues, in 1999. The increase was primarily related to a $1.4 million increase in salaries and benefits resulting from higher staffing levels, partially offset by a $0.4 million decrease in patent litigation costs and other professional fees.

Amortization of Intangible Assets. Amortization of intangible assets decreased $2.0 million to $0.9 million in 2000 from $2.9 million in 1999. The decrease was associated with Gen-Probe Holding Company's purchase of Gen-Probe in 1989, as some of the acquisition costs became fully amortized.

Total Other Expenses, Net. Other expenses primarily consist of investment and interest income offset by interest expense on borrowing and other items. The net expense amount decreased $0.4 million, or 73.3%, to $0.1 million in 2000 from $0.5 million in 1999. This decrease in the net expense was primarily related to a $0.5 million increase in interest and investment income due primarily to higher earnings rates.

Income Tax Expense (Benefit). The benefit for income taxes amounted to $1.1 million in 2000 versus a tax expense of $3.2 million in 1999. This tax benefit increase was attributable to the pre-tax loss of $2.1 million for 2000 compared to the $9.9 million pre-tax profit for 1999.

Liquidity and Capital Resources

Historically, we have financed our operations through revenues from operations, cash received from collaborative research agreements, royalty and license fees and the private placement of debt. At March 31, 2002, we had $18.7 million of cash and cash equivalents.

For the three months ended March 31, 2002, net cash provided by operating activities was $4.0 million compared to $2.1 million for the three months ended March 31, 2001. For the three months ended March 31, 2002, net cash from operating activities of $4.0 million was the result of net income of $3.1 million plus depreciation and amortization expenses of $4.3 million, partially offset by $2.2 million use of cash for salaries and benefits, $1.7 million for increased inventory levels and $0.5 million in cash from changes in other assets and liabilities.

For the year ended December 31, 2001, net cash provided by operating activities was $22.2 million compared to $3.3 million for the year ended December 31, 2000. For the twelve months ended December 31, 2001, net cash from operating activities of $22.2 million was the result of net income of $4.6 million plus depreciation and amortization expenses of $17.0 million and a net $0.6 million increase in cash from changes in other assets and liabilities. For the year ended December 31, 2000, net cash from operating activities of $3.3 million was the result of a net loss of $1.0 million, a $4.8 million use of cash for increased inventory levels and a $5.2 million use of cash for an increase in accounts receivables. These amounts are offset by depreciation and amortization expenses of $17.4 million and a net $3.2 million use of cash from changes in other assets and liabilities.

We recorded $10.7 million for the purchase of capital equipment in the year ended December 31, 2001 and $1.7 million in the three months ended March 31, 2002. These amounts are comparable to the $11.0 million incurred in the year ended December 31, 2000 and the $1.3 million incurred in the three months ended March 31, 2001. Our expenditures for capital additions vary based on the stage of certain development projects and may increase in the future related to the timing of development of new product opportunities and to support expansion of our facilities in connection with those opportunities. We anticipate that approximately $10 million will be incurred for capital additions during the full year 2002, primarily for research and development activities. However, the average age of our property, plant and equipment is approximately three to four years, which gives us flexibility in planning capital expenditures.

We have outstanding $12.0 million of notes payable to a bank and an insurance company with an original issue amount of $14.0 million in May of 1997. These notes relate to the financing of our headquarters building in San Diego, California. We estimate the current value of our headquarters building to be substantially greater than the principal amount of the notes payable. The notes bear interest at 7.68%, payable semi-annually. Principal in the amount of $2.0 million is due on May 1 of each year from 2002 through 2007. The notes include certain financial and restrictive covenants and are guaranteed by Chugai Pharmaceutical. At December 31, 2001 and March 31, 2002, we were in compliance with all covenants.

We have a secured bank line of credit agreement with Wells Fargo Bank, N.A., which expires in July 2002, under which we may borrow up to $10.0 million, subject to a "borrowing base formula," at the bank's prime rate, or at LIBOR plus 1.25%. The line of credit is secured by our assets with the exception of real property. We have not taken advances against the line of credit since inception. The line of credit agreement requires us to comply with various financial and restrictive covenants. Financial covenants include requirements as to tangible net worth, liabilities as a percentage of tangible net worth, the ratio of current assets to current liabilities, required minimum levels of earnings before interest, taxes, depreciation and amortization, the ratio of funded debt to earnings before interest, taxes, depreciation and amortization, and maximum levels of pre-tax and after tax losses. At December 31, 2001 and March 31, 2002, we were in compliance with all covenants. We have begun discussions with the lender to extend the term of this facility and to revise its terms to permit us to draw down up to $5 million in the form of a stand-by letter of credit.

On December 10, 2001, Chugai Pharmaceutical announced its intention to distribute all of the shares of our common stock that it holds to its shareholders. Following the distribution, we will become independent from Chugai. The distribution is subject to the approval by the Chugai shareholders and other Japanese authorities and is anticipated to occur in the third calendar quarter of 2002.

In March 2002, Gen-Probe Holding Company, Inc., our direct parent company, commenced a reorganization that will result in our becoming a wholly owned subsidiary of Chugai Pharmaceutical. To date, the reorganization has involved the sale or transfer by Gen-Probe Holding Company of certain assets, including its ownership interest in Chugai Pharma USA, LLC, the successor to our former sister company Chugai Biopharmaceuticals, Inc., to other Chugai Pharmaceutical subsidiaries. Prior to the distribution, Gen-Probe Holding Company will merge into us. At the time of the merger, Gen-Probe Holding Company will hold $75 million of cash and 37 acres of land, including the site of our headquarters facility, valued at approximately $30 million.

In connection with the distribution, we expect to refinance the $10.0 million of notes payable with a new term loan from a bank. The terms of the notes payable require us to "make-whole" the note holders upon early repayment of the debt, based upon the prevailing interest rates. We anticipate that, in addition to repayment of the $10.0 million, we will incur a make-whole payment of approximately $1.0 million. This amount will be recorded as an extraordinary loss in our financial statements upon repayment of the notes. It is anticipated that the refinancing of the notes will occur in the third quarter of 2002. We have received a commitment letter from Wells Fargo Bank, N.A. to provide this financing, but if we do not successfully complete the refinancing on terms acceptable to us, our cash resources could be adversely affected.

Contractual Obligations and Commercial Commitments

Our contractual obligations due to note holders and lessors for properties that we lease as well as other amounts due for purchase and capital commitments as of December 31, 2001 were as follows:

Contractual Obligations	Total	2002	2003	2004	2005	2006	Thereafter
			(Amounts in thousands)				
Principal payments on long-term debt(1)	$12,000	$2,000	$2,000	$2,000	$2,000	$2,000	$ 2,000
Operating leases(2)	4,814	860	848	779	810	730	787
Ground lease(3)	15,225	525	525	525	525	525	12,600
Total(4)(5)	$32,039	$3,385	$3,373	$3,304	$3,335	$3,255	$15,387

(1) Principal payments under the long-term debt are due on May 1 of each year through May of 2007. In the event of early repayment of the debt, we will be required to pay a "make-whole" amount to the note holders. In connection with the distribution, we expect to refinance these notes payable with a new term loan that likely will require similar payouts of principal.

(2) We lease facilities under operating leases as of December 31, 2001. Future minimum lease payments are included in the schedule.

(3) We currently pay rent of $525,000 to our parent company Gen-Probe Holding Company, Inc. pursuant to a ground lease for the site of our headquarters facility. This lease will terminate upon the merger of Gen-Probe Holding Company into us.

(4) Does not include amounts relating to our obligations under our collaboration with Chiron. With respect to our collaboration with Chiron, both parties have obligations to each other. We are obligated to manufacture and supply our blood screening assay to Chiron, and Chiron is obligated to purchase all of the quantities of this assay specified on a 90-day demand forecast, due 90 days prior to the date Chiron intends to take delivery, and certain quantities specified on a rolling 12-month forecast.

(5) Does not reflect an obligation to pay amounts to Chugai Pharmaceutical pursuant to a tax sharing agreement upon our realization of certain deferred taxes. In connection with the merger of Gen-Probe

Holding Company into us, we will record approximately $3.2 million of deferred tax charges. These deferred taxes relate principally to financial statement depreciation in excess of that deducted for tax purposes and to research and development tax credits previously held by Chugai Pharma USA, LLC, the successor to our sister company Chugai Biopharmaceuticals, Inc., that are being carried forward and which may be realized in future periods depending on, among other factors, our having sufficient taxable income in the future periods. As such, we will establish a valuation reserve until these deductions and credits are realized. As and to the extent the realization of these deferred taxes is assured, we will be required to pay an amount equal to the amount we realize to Chugai Pharma USA, LLC pursuant to the tax sharing agreement between us and Chugai Pharma USA, LLC. Because we may not know whether we will realize the deferred taxes until the closing of the tax years in which the deductions and credits are utilized, we may not be required to make such payments, if any become due, for some time.

In connection with the joint development of the HIV-1/HCV assay, and as a condition for Chiron's agreement to pay for most of the clinical trial costs related to approval of that assay, we agreed to pay the costs related to the clinical trial for the next joint development project with Chiron. Our obligation is limited to the cost incurred for the previous joint clinical trial, which amount has not been agreed between the parties. This amount is not currently determinable but will be material to our financial condition and results of operations.

Our primary short-term needs for capital, which are subject to change, are for continued research and development of new products, costs related to commercialization of the blood screening products and development of our automated instrumentation solution, TIGRIS. Certain research and development costs are funded under collaboration agreements with partners or agencies of the United States government. We anticipate additional funds from these sources as reimbursable costs are incurred but there can be no assurance that these funds will materialize or that these relationships will continue.

We believe that our available cash balances, including the $75 million we will receive in the reorganization transaction described above, anticipated cash flows from operations and available line of credit will be sufficient to satisfy our operating needs for at least the next twelve months. However, we operate in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Furthermore, additional debt financing may contain more restrictive covenants than our existing debt.

Quantitative and Qualitative Disclosures about Market Risk

Our only indebtedness as of March 31, 2002 is related to our fixed rate financing of our headquarters building. We believe that our exposure to market risk relating to interest rate risk is not material. We are exposed to foreign exchange risk for expenditures in certain foreign countries, but the total receivables and payables denominated in foreign currencies at March 31, 2002 were not material. We believe that our business operations are not exposed to market risk relating to commodity price risk or equity price risk.

BUSINESS

Overview

We are a global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. Founded in 1983, we pioneered the scientific and commercial development of nucleic acid testing, or NAT. By utilizing nucleic acid probes that specifically bind to nucleic acid sequences known to be unique to target organisms, NAT enables detection of microorganisms that are difficult or time-consuming to detect with traditional laboratory methods. To date, we have received FDA approvals for more than 40 products that detect a wide variety of infectious microorganisms. In February 2002, the FDA approved our Biologics License Application, or BLA, for our biochemical test, or assay, used to screen donated blood for human immunodeficiency virus (type 1), or HIV-1, and hepatitis C virus, or HCV. Our assay is the only FDA-approved NAT assay available for screening donated blood and is currently utilized to screen over 70% of the United States donated blood supply for HIV-1 and HCV.

We generate revenues primarily from sales of clinical diagnostic and blood screening assays. Our clinical diagnostic products are marketed to laboratories and public health institutions in the United States and Canada through our direct sales force of 38 representatives. We have agreements with Bayer, bioMérieux and Chugai Diagnostics Science to market some of our clinical diagnostic products in various global markets. Our blood screening assay has been marketed globally by Chiron under our collaboration agreement to blood collection centers, such as the American Red Cross and America's Blood Centers in the United States. In addition to product sales, we also generate revenues through research collaborations with government organizations and healthcare companies and through licenses of our patented NAT technologies.

We have achieved a leading position in the industry because of our technologically advanced and reliable NAT assays and instruments and the capabilities of our sales force and technical support group. Our investment in research and development has enabled us to develop a portfolio of proprietary and patented technologies that we combine to create NAT products to meet our customers' changing needs for rapid, accurate and cost-effective assays. We also have worked with outside vendors to develop a range of instrument systems for performing our assays. We are currently developing what we believe to be the world's first fully automated NAT instrument system, known as TIGRIS. We believe TIGRIS will significantly reduce labor costs and contamination in high-volume diagnostic testing environments and enable large blood collection centers to individually test each donor's blood. We intend to initiate clinical trials on the TIGRIS instrument by the end of 2003.

Current Market Opportunity

Overview

The NAT market developed in response to a need for more rapid, sensitive and specific diagnostic tests for the detection of infectious microorganisms that cause diseases than were previously available using traditional laboratory procedures, such as culture and immunoassays. Culture methods require the growth of a microorganism in a medium and can take several days or longer to yield a definitive diagnostic result. By contrast, nucleic acid probes, which specifically bind to nucleic acid sequences that are known to be unique to the target organisms, can generally deliver a diagnostic result in just hours. For example, culture tests for *Mycobacterium tuberculosis* can take six to eight weeks for a diagnosis as compared to NAT, which takes only a few hours. The greater sensitivity of NAT allows for the detection of a lower concentration of the target organism, reducing the potential for "false negative" results and thus the number of undiagnosed individuals. For example, the greater sensitivity of amplified NAT allows for the rapid, direct detection of a target organism like *Chlamydia trachomatis* in urine, even when it is present in low concentrations. Without amplified NAT, more invasive methods of collection like cervical or urethral swabs must be used. The increased specificity of NAT helps clinicians distinguish between harmful and

benign microorganisms, even when the organisms are closely related, which reduces the potential for "false positive" results and thus the number of people who are incorrectly diagnosed as having the disease.

According to Front Line Strategic Consulting, Inc., the worldwide NAT market in 2001 for infectious diseases was approximately $1.5 billion. While NAT represents only a small portion of the estimated $21 billion worldwide market for human diagnostic products, it is the segment with the highest recent growth rate. Front Line reported that the NAT market grew at a compounded annual rate in excess of 30% during the three years beginning in 1998. Accordingly to Front Line, we currently hold approximately 10% of the NAT infectious disease market. We focus our business on market opportunities in two principal segments of the current NAT market, clinical diagnostics and blood screening. The clinical diagnostic market currently accounts for the substantial majority of our current NAT sales. According to Frost and Sullivan, we held 46% of the United States chlamydia and gonorrhea testing market and 72% of the United States tuberculosis testing market in 2001. We also are exploring opportunities to develop products to address emerging segments of the NAT market. The diagram below illustrates existing and emerging NAT markets with examples of product targets within each category.


NUCLEIC ACID TESTING MARKET
Blood Screening
Clinical Diagnostics
Non-Clinical Diagnostics
Research
- HIV
- HCV
- HBV
- Parvo B-19
- HAV
- Food
- Water
- Environmental
- Bioterrorism
- Pharma/Biotech
- Academic
Infectious Disease
Cancer
Genetic Testing
Viral
Non-Viral
- Solid Tumors
- Hematological Cancers
- Disease Predisposition
- Pharmacogenomics
- HIV
- HCV
- HBV
- HPV
- STDs
- Tuberculosis
- Group B Strep
- Group A Strep
- Fungal Diseases
- Parasites
= Emerging Markets

The Product Categories in Which We Compete

Clinical Diagnostics for the Detection of Non-Viral Microorganisms. NAT assays currently are used to detect the microorganisms causing various STDs, including chlamydia and gonorrhea as well as those

causing various other infectious diseases, such as tuberculosis, Group A Streptococcus and Group B Streptococcus.

Chlamydia, the common name for the condition of infection with the bacterium *Chlamydia trachomatis*, is the most prevalent bacterial sexually transmitted infection in the United States, with more than 3 million new cases in the United States each year according to the Centers for Disease Control and Prevention, or CDC. The clinical consequences of undiagnosed and untreated chlamydia infections include pelvic inflammatory disease, ectopic pregnancy and infertility. Gonorrhea, the disease caused by the bacterium *Neisseria gonorrhoeae*, is the second most frequently reported STD in the United States, according to the CDC. The CDC estimates that each year approximately 650,000 people in the United States are infected with gonorrhea. Untreated gonorrhea is also a major cause of pelvic inflammatory disease, which may lead to infertility or abnormal pregnancies. In addition, recent data suggests that gonorrhea facilitates HIV transmission. Chlamydia and gonorrhea infections frequently co-exist, complicating the clinical differential diagnosis. Because chlamydia and gonorrhea infections are often asymptomatic, screening programs are important in high-risk populations such as sexually active men and women between the ages of 14 and 24. Currently, most testing for chlamydia and gonorrhea occurs in the United States.

Tuberculosis, or TB, the disease caused by the microorganism *Mycobacterium tuberculosis*, remains one of the deadliest diseases in the world. The World Health Organization estimates that each year more than 8 million new cases of tuberculosis occur worldwide and approximately 2 million people die from the disease. Group B Streptococcus, or GBS, represents a major infectious cause of illness and death in newborns in the United States and can cause epilepsy, cerebral palsy, visual impairment, permanent brain damage and retardation. Group A Streptococcus, or GAS, is the cause of "strep" throat, which if left untreated may cause serious complications such as rheumatic fever and rheumatic heart disease.

Clinical Diagnostics for the Detection of Viral Microorganisms. NAT assays can be used to detect viral DNA or RNA in a patient sample. These tests can be qualitative, meaning that the tests simply provide a "yes-no" answer for the presence of the virus, or quantitative, meaning that the quantity of virus is determined in the patient sample. Quantitative tests are useful in monitoring the efficacy of treatments to reduce the amount of virus in circulation. NAT assays currently are used to detect viruses such as HIV, HCV and hepatitis B virus, or HBV.

HIV is the virus responsible for acquired immune deficiency syndrome, or AIDS. In 2001, there were approximately 790,000 reported cases of AIDS in the United States, according to the CDC. Individuals with AIDS show progressive deterioration of their immune systems and become increasingly susceptible to various diseases, including many that rarely pose a threat to healthy individuals.

Hepatitis C virus is a blood-borne pathogen posing one of the greatest health threats in developing countries. According to the National Women's Health Resource Center, up to 85% of individuals infected with HCV develop chronic liver disease, which could lead to both cirrhosis and liver cancer. Approximately 170 million people are infected worldwide with HCV, according to the World Health Organization.

The American Social Health Association estimates that 140,000 to 320,000 new HBV infections occur each year in the United States. Chronic HBV infection can lead to the development of severe, potentially fatal complications, such as cirrhosis of the liver.

Blood Screening. We believe the field of blood screening is one of the fastest growing areas for NAT assays. Worldwide, approximately 75 million units of blood are donated annually. Before being used for transfusion, blood must be screened to ensure that it does not contain infectious agents. The most serious threat to recipients of donated blood is the presence of HIV, HCV or HBV. There is also growing concern over the presence of other viruses in the donated blood supply, including parvo B-19 and hepatitis A, or HAV. In the United States, blood collection centers have commenced NAT screening of donated blood by taking samples from individual units of blood and then combining these samples into pools of 16 or 24 samples. These pooled samples are then tested to determine whether HIV or HCV is present. If the

presence of virus is detected, additional testing is then conducted to determine which sample in the pool contains the virus.

Prior to the introduction of NAT for blood screening, blood collection centers used immunoassay and antigen blood screening techniques to determine the presence of blood-borne pathogens through the detection of virus-specific antibodies and viral antigens. These tests do not detect the virus itself, but instead detect antibodies formed by the body in response to the virus. Consequently, if the donor has not developed detectable antibodies as of the time of the donation, recipients of that blood may be unwittingly exposed to serious disease. In the case of HIV-1, antibodies are detectable in the blood approximately 22 days after infection. With HCV, the window between the time of infection and the detection of the antibodies is much longer, approximately 70 days or more. NAT technology can narrow both windows significantly through amplification and detection of the nucleic acid material of the viruses themselves rather than requiring the development of detectable levels of antibodies. According to the CDC, NAT will reduce the window period for HIV-1 detection from 22 days for tests relying on HIV-1 antibodies to 12 days. We believe that NAT reduces the window period for HCV detection from about 70 days for tests relying on HCV antibodies to approximately 10 to 14 days.

Industry Growth Trends

Adoption of amplified screening technology. We believe that the market for clinical diagnostic products for the detection of non-viral microorganisms, particularly STDs, will expand due to the adoption of amplified screening technology. Target amplification is particularly advantageous when screening for the presence of a microorganism when the level of that microorganism in clinical samples might be insufficient to permit detection with other methods. While many potential carriers of STDs forego diagnosis due to the current invasive methods of testing, we believe amplified NAT technology, which facilitates non-invasive methods of sample collection such as obtaining urine samples, will expand screening of high-risk populations and asymptomatic individuals. We believe expansion of the screening of these populations will be accelerated by adoption of guidelines by the Health Plan Employer Data and Information Set, or HEDIS, an organization that provides information about, and recommendations to, managed health care organizations, that call for routine screening of certain populations, such as women between the ages of 15 and 25, to improve early detection and treatment of chlamydia.

Advances in automated testing. We believe that the introduction of automated instrumentation, such as the TIGRIS system we are currently developing, will facilitate growth in both the clinical diagnostics and blood screening segments of the NAT market. It is becoming increasingly difficult for clinical laboratories to recruit and retain skilled laboratory technologists. Within the segment of NAT for STDs, we anticipate that demand will increase as the technology is applied to diagnose new target viral microorganisms, including human papillomavirus, which has been linked to cervical cancer, and herpes virus. The rate of market growth for testing additional STD-related microorganisms will depend heavily upon automation as well as continuing advances in testing methodologies that address the issues of specificity, sensitivity, contamination, ease of use, time to results and overall cost effectiveness.

Additionally, we believe there will be significant demand for automation if blood collection centers begin the screening of individual blood donations rather than the testing of pooled samples, in an effort to further improve the safety of the nation's blood supply. Individual screening currently is impractical without automated instrumentation because of the throughput limitations of current instruments. In addition, we believe automation will encourage adoption of additional blood screening tests, such as tests for HBV, parvo B-19 and HAV.

Increased focus on safety of blood supply. We believe blood collection centers will continue to focus on improving the safety of donated blood by adopting the most advanced blood screening technologies available. To demonstrate this commitment to safety, we believe blood collection centers both in the United States and abroad will choose FDA-approved assays for screening donated blood over assays that have not received FDA approval. In addition, we believe that blood collection centers will seek to adopt individual donor testing, rather than the testing of pooled samples, as automated instrumentation technologies make such testing feasible.

Growth in viral load testing. We expect increased monitoring of patients on anti-viral therapies to be a key factor in the growth of the market for NAT products. Anti-viral therapies are managed by periodic measurement of the level of the virus in a patient, known as the "viral load," and the detection of viral sub-types when they are present. Monitoring the viral load can be used to determine when therapy is appropriate, to monitor therapy and to determine the optimal time for a change in therapy. The primary diseases that are the subject of viral load monitoring include HIV, HCV and HBV. Nucleic acid viral load tests for HIV have been widely adopted by clinical laboratories over the past five years, but we still expect significant market growth in the short-term because of the introduction of new therapies and increased testing worldwide. In addition, we expect significant increases in viral load testing for HCV in connection with the emergence of new anti-viral therapies for HCV. Numerous research programs exist today in anti-viral therapy, with novel anti-viral therapeutics in development that have the potential to produce corresponding diagnostic opportunities. As these therapies are developed, we expect a corresponding increase in demand for NAT products to monitor the effects of these products on the viral load.

Development of emerging markets for NAT technology. We believe markets will continue to develop for new applications for NAT technology in both clinical and non-clinical fields. Among clinical fields, we believe NAT technology will be utilized in the areas of cancer diagnosis and pharmacogenomics. DNA probe diagnostics for hematological cancers already are growing steadily, but we believe that the greatest opportunity will be in the diagnosis, prognosis, high-risk screening and monitoring of solid tumors. New markers are being discovered at an ever-increasing rate, and we believe that once these markers have been clinically validated, there will be a large market for NAT-based cancer diagnostic products. We believe that NAT diagnostic assays will be used in the field of pharmacogenomics to screen patients prior to administering new drugs. The field of pharmacogenomics includes the study of the relationship between nucleic acid variations and an individual's response to a particular drug. Many genetic variations are caused by a single mutation in nucleic acid sequence, a so-called "single nucleotide polymorphism," or SNP. Individuals with a specific SNP in a drug metabolism gene may not respond to a drug or may have an adverse reaction to that drug because the body may not metabolize the drug in a normal fashion. We believe the emergence of pharmacogenomics and individually targeted therapeutics will create opportunities for diagnostic companies to develop tests to detect genetic variations that affect responses to drug therapies. Emerging non-clinical markets for NAT include food, beverage, bioterrorism and environmental testing. Today, these markets predominately use traditional methods for microbiological testing, such as culture. However, there is increasing demand for NAT technology to provide more rapid and efficient tests.

Our Competitive Strengths

Our competitive strengths form the foundation for our business and position us to compete effectively within the NAT market.

Proprietary Core Technologies

We believe that we have developed one of the broadest arrays of core NAT technologies in the industry. Our products incorporate these technologies, which, in combination, have significantly advanced NAT assays, making them more specific, more sensitive, easier to use and faster than products based on competing NAT technologies. For example, our proprietary Transcription-Mediated Amplification, or TMA, technology offers significant advantages over other available amplification methods, including Polymerase Chain Reaction, or PCR. We believe TMA technology allows our products to offer a higher degree of sensitivity, less risk of contamination and greater ease of use than our competitors' amplification products. In the past, we have leveraged our core technologies to develop products that have achieved leading positions in new NAT markets, such as blood screening and tuberculosis testing. We plan to continue to use our core NAT technologies as a platform for the development of additional products addressing emerging segments of the NAT market.

Extensive Product and Intellectual Property Portfolio

We believe that we are unique in offering our customers a broad portfolio of both non-amplified and amplified NAT assays, as well as multiple instrumentation platforms on which to perform our NAT assays. Our expertise in NAT products has enabled us to develop over 40 FDA-approved products for the detection of microorganisms causing infectious diseases. Our STD assays have become an industry standard, and in 2001 our product sales comprised 46% of the United States market for chlamydia and gonorrhea testing. In February 2002, we received FDA approval for our HIV-1/HCV assay used to screen donated human blood. In 2001, our HIV-1/HCV assay was used pursuant to Investigational New Drug, or IND, protocols to screen approximately 70% of the United States donated blood supply. Our NAT assays currently are performed on our proprietary luminometers and our semi-automated DTS instruments. Our products and technologies are covered by over 310 United States and foreign patents, and we proactively pursue an aggressive patent strategy designed to protect both existing products and new innovations.

Innovative New Product Research and Development

We have pioneered the development of the NAT market beginning with our introduction of the first FDA approved probe-based assays in 1985. Our world-class research and development group, consisting of more than 150 employees, 60 of whom hold advanced degrees, has a track record of technological innovation. From our PACE family of products to our new, amplified APTIMA Combo 2 assay, which can detect both gonorrhea and chlamydia infections in urine samples from symptomatic or asymptomatic patients, our scientists have developed proprietary assays that have brought significant innovation to the market for NAT clinical diagnostics. To complement these new products, we have developed and continue to develop instrumentation technologies that enable our customers to increase throughput while improving accuracy in a cost-effective manner. We currently are developing what we believe to be the world's first fully automated NAT instrument system, known as TIGRIS. Our current initiatives aimed at applying our core NAT technologies to viral diagnostic detection and blood screening are consistent with our philosophy of designing innovative new products to meet the existing needs of our customers as well as the emerging needs of new markets.

Brand Recognition

We believe that we benefit from significant brand name recognition and customer loyalty among laboratories and physicians in the market for NAT assays. We believe our history of technological innovation, quality manufacturing, comprehensive sales capabilities and commitment to customer support has resulted in customer satisfaction and retention. We estimate that greater than 90% of our STD product sales during 2001 were to repeat customers. We believe that our brand name facilitates market acceptance of our new products, providing us with opportunities for growth. Our selection in 1998 by the American Red Cross as its sole source for NAT assays for blood screening is an example of our standing in the industry.

Sales and Technical Support Capabilities

We believe that our direct sales force of 38 representatives and our 12-member technical support group comprise one of the most knowledgeable and effective sales and support organizations in the molecular diagnostics industry. Our sales representatives have an average of over 10 years of overall sales experience, with an average of 5 years focused on sales of NAT products. In 2001, our direct sales group was responsible for over 85% of our total product sales. We view our long-standing relationships with laboratory customers and the value-added services that our sales force and technical field specialist group offer, including technical product assistance, customer support and new product training, as central to our success in the United States clinical diagnostics market. We complement our sales force with leading international distributors and the direct sales organizations of our collaborative partners.

Regulatory, Clinical and Quality Assurance Experience

Our products, design protocols and manufacturing processes are regulated by numerous third parties including the FDA, foreign governments, independent standards auditors and customers. Our team of over 100 regulatory, clinical and quality systems professionals has successfully led us through multiple quality and compliance audits. In addition, we have designed and built our two state-of-the-art manufacturing facilities to comply with the highest FDA and quality standards. We began production in our blood screening product manufacturing facility in 1999. This facility meets the strict standards set by the FDA's Center for Biologics Evaluation and Research for the production of blood screening products. In addition, we have obtained ISO 9001 certification from the British Standards Institute. We believe our expertise in regulatory, clinical and quality assurance and our state-of-the-art manufacturing facilities enable us to efficiently and effectively design, manufacture and secure approval for new products and technologies, which meet the rigorous standards set by governing bodies and our customers.

Our Growth Strategy

We have successfully created and maintained a leadership position in the NAT testing market. From this strong position, we plan to grow our business through the following strategies:

Establish Leadership Positions in New Markets by Leveraging Our Core Technologies

We have had a successful track record in identifying new market opportunities and becoming the market leader in a number of NAT testing segments by providing innovative product solutions based on our proprietary technology base. In the past we have utilized our patented technology portfolio, innovation and market development expertise to establish leadership positions in a number of areas including chlamydia, gonorrhea and tuberculosis testing. Our ability to strategically identify and assume leadership roles in new markets was most recently evidenced by our entrance into the blood screening market. We have successfully developed the only FDA-approved NAT assay for HIV-1/HCV detection, which is currently used to screen approximately 70% of the United States donated blood supply. We are currently exploring opportunities and expect to develop new products for emerging NAT markets. We have developed our first cancer-related product, a TMA-based assay for the detection of chronic myelogenus leukemia. In the industrial market, we have developed a NAT assay for listeria, a food pathogen, that is used by the dairy industry in Europe, and a NAT assay for mycoplasma that is used by tissue culture facilities to detect for contamination of cell lines. We are also evaluating additional product opportunities in bioterrorism, pharmacogenomics, food and water testing.

Deliver Proprietary Automated and Fully Integrated Systems for NAT Assays

We will continue to develop instruments that complement our established product lines in clinical diagnostics and blood screening. For example, we are developing the TIGRIS system, which we believe will be the world's first fully automated NAT instrument system. The TIGRIS system should significantly reduce the time, labor costs, risk of contamination and complexity associated with performing NAT assays and blood screening. We believe that the increased utility of this platform will lead to significant advances in both the clinical diagnostics and blood screening markets. The automation and throughput of the TIGRIS system will enable blood collection centers to process the large testing volumes necessary to screen each individual unit of donated blood for the presence of life-threatening viruses. In addition to TIGRIS, we currently are developing other next-generation systems to meet customers' needs for increased productivity. Ultimately, we believe this approach of providing our customers with the latest generation of systems solutions will allow us to sustain and reinforce the market position and brand recognition that we have established.

Expand Our Menu of NAT Probe Assays through Innovative Research and Development

We will continue to use a systems approach to product development, which involves combining elements of our core technologies to create products that best meet our customers' needs. For example, our APTIMA Combo 2 assay, which was launched in August 2001, integrates over 20 of our proprietary technologies. By understanding how our technologies complement one another and by combining reagents

in our new products, we will be able to capitalize on the substantial product development work that went into some of our prior products. We believe that this approach will reduce development cycle times for our new products. We also believe that our experience in bringing over 40 FDA-approved products to market will help enable us to bring new products to the market. This, in turn, will help us expand our menu of clinical diagnostic and blood screening products available to be performed on the instruments we place with our customers.

Pursue Future Licensing and Acquisition Opportunities

We historically have supplemented our internal research and development efforts by obtaining licenses to new technologies. To maintain our leadership position in NAT testing, we intend to selectively obtain rights to new technologies through licenses and acquisitions. For us to enter emerging NAT markets such as pharmacogenomics and cancer testing, we may need to obtain rights to new technologies and genetic markers for diseases as these markers are discovered and clinically validated by third parties. One cancer testing opportunity that we already are pursuing is chronic myelogenous leukemia, for which we have obtained exclusive rights to a genetic marker from the NIH.

Expand Collaborative Relationships to Accelerate New Product Development and Enhance Our Global Marketing Capabilities

We will pursue collaborative relationships that enable us to implement our strategies, particularly with respect to the development of new products and entry into new markets. We will partner with industry leaders who can offer access to intellectual property or who can complement our commercialization capabilities by distributing co-developed products through their sales organizations. For example, our collaboration with Chiron for the blood screening market has allowed us to combine our NAT technology with Chiron's patent portfolio relating to HCV and to leverage Chiron's expanding marketing and sales resources.

Technology

Nucleic acids store and transfer genetic information in all living organisms. The two main types of nucleic acids are deoxyribonucleic acid, or DNA, and ribonucleic acid, or RNA. DNA functions as a stable repository of genetic information, while RNA typically serves to transfer the information stored within DNA to the cell's machinery for making proteins.

DNA and RNA are both composed of strands of chemical sub-units called nucleotides. There are four types of nucleotides in DNA, which differ in one chemical part called a base. The four different bases are: adenine, thymine, guanine and cytosine (abbreviated A, T, G and C). These four nucleotides form the building blocks of all DNA. The sequence of the individual A, T, G and C nucleotides in a DNA molecule encodes the genetic information that instructs the cell how to make particular proteins. Because DNA sequences determine which proteins a cell will make, it is differences in their DNA sequences that make the cells of one organism differ from the cells of another.

Most DNA in cells exists in the form of a double-stranded structure that resembles a twisted ladder. In double-stranded DNA, the nucleotides on opposite sides of the ladder are always paired in a precise way. An "A" nucleotide binds only to a "T" nucleotide on the opposite strand, and vice versa. Likewise, a "G" nucleotide binds only to a "C" nucleotide, and vice versa. Each combination of an "A" nucleotide with a "T" nucleotide (or a "C" with a "G") is referred to as a "base pair." The way in which each type of nucleotide binds only to one other type of nucleotide is called "complementary base pairing." As a result of complementary base pairing, the sequence of nucleotides on one strand of a DNA molecule necessarily determines the sequence of nucleotides on the opposite strand.

The "attraction" of a nucleotide sequence to its complementary sequence allows a scientist to use pieces of nucleic acid as probes to detect the presence of a target nucleic acid in a test sample. If two complementary pieces of DNA (or RNA) are present in a solution under the right conditions, the complementary bases will come together and bind to form double strands. This method is commonly known as "nucleic acid hybridization." Nucleic acid hybridization techniques can be applied in a diagnostic test to detect an infectious organism (the target organism) by the use of a probe that is

designed to bind specifically to a nucleic acid sequence known to be unique to the target organism. The sample suspected of containing the infectious organism is treated to break open the organism, release its nucleic acids into the solution, and render them single-stranded, if necessary. The specific probe is then added, and conditions conducive to hybridization are established.

In theory, if the target organism is present in the sample, the probe should bind to the target organism's nucleic acids because the sequence of the probe has been designed to be complementary to them. By attaching a detectable label to a probe, scientists are able to determine how much, if any, probe has bound to sequences from the target organism.

Our Proprietary NAT Technologies

We have developed technologies that make NAT assays practical and effective for commercial use, thereby overcoming many of the limitations of previous DNA probe assays that limited their use to research laboratories. Our products incorporate a combination of patented technologies that have significantly advanced NAT assays, making them more specific, more sensitive, easier to use and faster than products based on competing technologies. These technologies include the following:

- targeting of ribosomal RNA,
- target capture technology,
- Transcription-Mediated Amplification technology, and
- chemiluminescent detection using Hybridization Protection Assay and Dual Kinetic Assay technologies.

Together, these technologies have allowed us to commercialize new diagnostic tools that provide results in hours instead of days or weeks. This has led to quicker time to result and diagnosis, thereby making a difference in patient treatment and outcome.

Targeting Ribosomal RNA. We have developed and patented a technique that detects and identifies organisms by targeting their ribosomal RNA, or rRNA. The major benefits in targeting rRNA include the following:

- Each cell contains up to 10,000 copies of rRNA, as compared with only a few copies of DNA. Most NAT assays target DNA, which is present in only one or two copies in each target organism cell. By using a probe that hybridizes to rRNA, the sensitivity of the test is increased thousands of times because there is much more rRNA target present than DNA target. This has allowed us to develop indirect and direct probe tests that are used with cultured samples or samples drawn directly from the patient. Because of our patented rRNA technology, we are the only company able to offer non-amplified NAT assays for the detection of non-viral microorganisms.
- The high number of rRNA targets also offers significant advantages when target-amplified assays are used. When very small numbers of organisms are present in a sample, they may not be present in the portion of the sample used for the assay, despite being present in the sample. This would result in a negative test result. By breaking open the organisms prior to sampling, the multiple copies of rRNA targets are dispersed throughout the sample volume and the likelihood of detecting them is increased many fold. Thus, the likelihood of obtaining a false negative result is significantly less than is the case when single-copy DNA targets are used.
- rRNA molecules naturally exist as single strands that can directly hybridize with our chemiluminescent labeled DNA probes. This is in contrast to DNA targets, which exist as double strands that must be separated before a probe can bind. These separated DNA strands tend to hybridize to each other rather than to the DNA probe, thus limiting the amount of DNA probe that can bind and the overall sensitivity of the test.
- rRNA molecules are present in all bacteria and fungal species. This gives us the ability to design diagnostic products for any emerging infectious diseases caused by these pathogens.

Target Capture Technology. Detection of target organisms that are present in small numbers in a large-volume clinical sample requires that target organisms be concentrated to a detectable level. One way to accomplish this is to isolate the particular nucleic acid of interest by binding it to a solid support, which

allows the support, with the target bound to it, to be removed from the original sample. We refer to such techniques as "target capture."

We have developed target capture techniques to immobilize nucleic acids on magnetic beads by the use of a "capture probe" that attaches to the bead and to the target nucleic acid. We use a magnetic separation device to concentrate the target by drawing the magnetic beads to the sides of the sample tube, while the remainder of the sample is washed away and removed from the reaction tube. We use these techniques in conjunction with our patented amplification methods in our current generation of amplified assays. When used in conjunction with our patented amplification methods, target capture techniques concentrate the target organisms and also permit the amplification process to take place outside the presence of materials in the sample that might otherwise interfere with amplification.

Target capture offers the following benefits:

- Concentration of target organisms from large volume samples, without the need for centrifugation steps,
- Elimination of potential inhibitors of amplification,
- Increased ability to test a variety of clinical samples, including urine and blood,
- Capture of multiple targets by using capture probes that hybridize to one or more specific nucleic acid sequences, and
- Enhanced specificity through selective capture of target and removal of contaminants that may produce a false positive signal.

Transcription-Mediated Amplification. The goal of amplification technologies is to produce millions of copies of the target nucleic acids that are present in samples in small numbers, which can then be detected using DNA probes. Amplification technologies can yield results in only a few hours versus the several days or weeks required for traditional culture methods.

Most amplification-based NAT assays utilize a technology known as Polymerase Chain Reaction, or PCR, to amplify DNA. With additional steps, PCR also can be used to amplify RNA. Since most organisms contain only one or two copies of DNA, there are fewer target molecules to initiate amplification when DNA targets are used, and sometimes amplification does not begin at all. In such cases, assays using PCR can fail to produce results. PCR also uses repeated heating and cooling steps requiring complex and expensive thermocyclers. Because PCR produces large amounts of DNA, which is a stable molecule, there is an increased risk of cross-contamination from one PCR assay to another, potentially leading to a high number of false positive results. The increased complexity, cost of thermocyclers and risk of contamination have prevented many clinical laboratories from adopting PCR.

Our patented TMA technology is designed to overcome the many problems faced with other target amplification methods such as PCR. TMA is a transcription-based amplification system that uses two different enzymes to drive the process. The first enzyme is a reverse transcriptase that creates a double-stranded DNA copy from an RNA or DNA template. The second enzyme, an RNA polymerase, makes thousands of copies of the complementary RNA sequence, known as the "RNA amplicon," from the double-stranded DNA template. Each RNA amplicon serves as a new target for the reverse transcriptase and the process repeats automatically, resulting in an exponential amplification of the original target that produces over a billion copies of amplicon.

TMA offers the following benefits:

- The TMA process takes place in one tube at one temperature without the need of expensive thermocyclers required by PCR. All reagents are added to the tube and nothing is removed. This makes the test simpler to use and suitable for automation, and it minimizes the possibility of carry-over contamination and false positive test results,
- TMA is very robust and often can be used with clinical samples with little or no purification,
- The RNA nucleic acid that is synthesized in the TMA reaction is much more labile when outside the reaction tube and in the lab environment than the DNA that is produced in the PCR method. This reduces the possibility of carry-over contamination, and

- TMA is able to amplify RNA and DNA targets, whereas PCR requires additional reagents and steps to amplify RNA.

Chemiluminescent Technologies and Hybridization Protection Assay. Our DNA probes use chemiluminescent acridinium esters, or AE molecules, that generate light as a label for detection. When AE-labeled DNA probes are mixed with chemical activators, a light signal is produced. Many DNA probe assays and immunoassays use enzyme or radioisotope labels. Assays that use enzyme-labeled DNA probes are complex and can be inhibited by contaminants present in the sample. Radioisotopes offer a strong signal but are difficult to handle, difficult to dispose of and dangerous because they give off harmful radiation.

We have simplified testing, further increased test sensitivity and specificity and increased convenience with our patented Hybridization Protection Assay, or HPA, technology. With HPA, we introduced the first NAT assay that did not require the cumbersome wash steps needed with conventional probe tests and immunoassays. In the HPA process, the AE molecule is protected within the double-stranded helix that is formed when the probe binds to its specific target. Prior to activating the AE molecule, known as "lighting off," a chemical is added that destroys the AE molecule on any unbound probes, leaving the label on the bound probes unaffected. When the light off reagent is added to the specimen tube, only the label attached to the hybridized probe produces a signal indicating the target organism's DNA or RNA is present. All of these steps occur in a single tube or microtiter plate and without any wash steps.

Our Dual Kinetic Assay, or DKA, technology uses two types of AE molecules — one that "flashes" and another one that "glows." By using DKA, we have created NAT assays that can detect two separate targets simultaneously. The AE technology is much more sensitive than fluorescence or absorbance techniques used by our competitors.

APTIMA Technology. We have combined target capture, TMA and DKA together into an integrated family of technologies known as APTIMA. APTIMA assays represent the latest generation of nucleic acid amplification testing, simplifying sample handling, minimizing contamination and allowing for the simultaneous detection of two analytes in one tube. APTIMA thereby increases assay performance, reduces laboratory costs and improves laboratory efficiency. APTIMA assays offer the only single-tube testing approach for modern clinical laboratories. We believe APTIMA technology will accommodate true walk-away automation, allowing hundreds of specimens to be tested by an individual technician in a single run.

Our Products

We have applied our core technologies to develop multiple product lines, all of which utilize our expertise in NAT probes, sample collection and processing. We categorize our products into clinical diagnostic products and blood screening products.

Clinical Diagnostic Products

Within our clinical diagnostic product group, we have developed products for the detection of non-viral and viral microorganisms.

Clinical Diagnostic Products for the Detection of Non-Viral Microorganisms. We have developed FDA-approved amplified and non-amplified NAT assays that detect non-viral microorganisms. We have established a market-leading position in non-amplified NAT assays, particularly with respect to assays for the detection of chlamydia and gonorrhea, and we recently obtained FDA approval for a new amplified STD test to compete in that market segment.

Our principal products for the detection of non-viral microorganisms include our non-amplified AccuProbe and non-amplified PACE family of products and our amplified Mycobacterium Tuberculosis Direct Test and amplified APTIMA Combo 2 product.

Clinical Diagnostic Products for the Detection of Non-Viral Microorganisms

Product Line	Technology	Target Microorganism	FDA Clearance/Approval	Commercial Distribution
AccuProbe Culture Identification	Non-amplified detection of rRNA from culture by Hybridization Protection Assay	*Blastomyces dermatitis* Campylobacter *Coccidioides immitis* Enterococcus Histoplasma capsulatum Haeomphilus influenzae Group B Streptococcus Group A Streptococcus Mycobacterium avium Complex *Mycobacterium avium* *Mycobacterium gordonae* *Mycobacterium intracellulare* *Mycobacterium kansasii* *Mycobacterium tuberculosis* *Neisseria gonorrhoeae* *Streptococcus pneumoniae* *Staphylococcus aureus*	September 1990 November 1989 October 1990 November 1989 February 1990 March 1990 November 1989 November 1990 May 1990 August 1990 April 1990 August 1990 November 1990 April 1990 November 1989 August 1990 August 1990	Gen-Probe — North America bioMérieux, Chugai Diagnostics Science and other distributors — Rest of World
GASDirect	Non-amplified detection of rRNA from a swab by Hybridization Protection Assay	Group A Streptococcus	March 1994	Gen-Probe — North America bioMérieux, Chugai Diagnostics Science and other distributors — Rest of World
PACE Product Family	Non-amplified detection of rRNA by Hybridization Protection Assay	*Chlamydia trachomatis* and *Neisseria gonorrhoeae,* including combined detection	PACE — December 1987 PACE 2 — April 1992 PACE 2C — October 1994	Gen-Probe — North America bioMérieux, Chugai Diagnostics Science and other distributors — Rest of World
Mycobacterium Tuberculosis Direct Test (or MTD)	Transcription-Mediated Amplification of rRNA and detection by Hybridization Protection Assay	*Mycobacterium tuberculosis*	December 1995	Gen-Probe — North America bioMérieux, Chugai Diagnostics Science and other distributors — Rest of World
APTIMA Combo 2	Target Capture, Transcription-Mediated Amplification of rRNA and detection by Dual Kinetic Assay	*Chlamydia trachomatis* and *Neisseria gonorrhea* in swab specimens and urine samples from symptomatic and asymptomatic males and females	May 2001	Gen-Probe — North America Chugai Diagnostics Science — Japan

AccuProbe Products. Our AccuProbe Culture Identification products are powerful tools for the identification of mycobacterial, fungal and bacterial pathogens, with sensitivities and specificities approaching 100% in most cases. These products allow for the detection of target organisms from primary cultures, eliminating the additional labor of purifying secondary cultures. All AccuProbe Culture Identification assays are based on our HPA technology.

All of our AccuProbe Culture Identification tests follow a standard format and use common reagents and do not require highly trained technical personnel. Results are obtained utilizing our luminometers,

which are easy to use and offer precise readings. In addition, the convenient packaging provides extended stability and shelf life.

As part of our AccuProbe Culture Identification product line, we also have developed a procedure to detect Group B Strep from broth culture. The assay demonstrates 100% sensitivity and specificity when testing broth samples after 24 hours of incubation. Our products address the market need for a more rapid, direct test procedure for GBS that can be used to effectively screen women during pregnancy and to provide prompt results when testing is performed just before delivery.

Group A Strep Direct. The Group A Strep Direct, or GASDirect, assay is a rapid NAT assay for the direct detection of *Streptococcus pyogenes* in one hour from a throat swab. Sensitivity and specificity are equivalent to culture methods taking 72 hours to complete and are higher than the rapid membrane antigen tests often used in physician offices. The fast and accurate results the test provides eliminates subjective interpretation by the laboratory technician and aids physicians in making more informed decisions in the treatment of the disease. The product's ease of use enables efficient batch testing. An automatic pipetting option offers the availability of greater workflow economies and lab productivity.

PACE Product Family. In 2001, our STD products accounted for 46% of the United States market for chlamydia and gonorrhea testing. Our NAT assays have proven to be more sensitive and specific than traditional enzyme immunoassay methods. The PACE 2 System currently is the major product line we manufacture and sell. Our PACE 2C is the first advanced NAT product to offer the convenience of testing for both of these infections from a single patient specimen. This feature eliminates the need to collect separate specimens and the need to transport the specimens under different conditions. The PACE 2C continues to meet the needs of today's clinical laboratories that prefer a cost-effective, non-amplified NAT assay for routine screening for chlamydia and gonorrhea infection. Other products in the PACE 2 product line include individual tests to detect and confirm both chlamydia and gonorrhea infection. The PACE product family also includes the PACE Specimen Collection kits for endocervical and urethral specimens.

Sales of our PACE family of assays accounted for 57% of our total revenues in 2001, 63% of our total revenues in 2000 and 62% of our total revenues in 1999.

Mycobacterium Tuberculosis Direct Test. Amplification is particularly important when detecting pathogens present at low levels, such as is the case with tuberculosis. Culture tests for TB can take 6 to 8 weeks for a preliminary result, often resulting in a patient not receiving appropriate treatment on a timely basis or receiving unnecessary treatment. Our amplified Mycobacterium Tuberculosis Direct, or MTD, test has sensitivity similar to a culture test but can detect the TB pathogen within a few hours. The test is performed directly on a sample, and can be used to quickly differentiate between TB and other mycobacteria, resulting in quicker isolation and treatment of an infected patient.

Our amplified MTD assay was first approved by the FDA in December 1995. Additional applications of the test were subsequently approved. Our MTD assay is now the first amplified NAT assay for obtaining same day results from sputum samples.

APTIMA Combo 2. To meet market demand for amplified STD assays, we have developed our APTIMA Combo 2 assay, which received FDA approval in May 2001 and was launched commercially in August 2001. Acceptance of first generation amplified tests has been adversely affected by the complexity of the methodology and the lack of a format adequate for use in the average laboratory. We believe APTIMA Combo 2 will allow us to overcome these barriers because of its superior performance and ease of use, including its use of a piercable cap and a sample transport tube that extends temperature stability of the sample. We also believe it currently is the only NAT assay that can be used to accurately screen urine samples for chlamydia and gonorrhea infection with the same sensitivity as produced from cervical and urethral samples.

We believe the assay is ideally suited to test specimens from both symptomatic and asymptomatic individuals. Symptomatic individuals typically have large amounts of the microorganism present at the infection site, while patients who are asymptomatic typically have much lower levels of the microorganism

present at the infection site. APTIMA Combo 2 has the sensitivity and specificity to detect chlamydia and gonorrhea infection from both symptomatic and asymptomatic individuals.

In addition to amplification technology, our APTIMA Combo 2 assay utilizes the latest of our core technologies, including target capture, HPA and DKA. APTIMA Combo 2 will qualitatively detect and differentiate rRNA from *Chlamydia trachomatis* and *Neisseria gonorrhoeae* bacteria. This continues the "one test, two results" advantage we first provided with our PACE 2C non-amplified assay for chlamydia and gonorrhea infection. We believe we are in a unique position to provide both amplified and non-amplified assays for these infections. This allows us to compete in all segments of the STD testing market and to provide the appropriate NAT solution to meet our customers' needs.

We believe that the APTIMA Combo 2 will be the first clinical diagnostic assay to be performed on the fully automated TIGRIS instrument when that system is introduced. APTIMA Combo 2 will be performed on our existing instrumentation, including our semi-automated DTS instruments, until TIGRIS is available.

Clinical Diagnostic Products for the Detection of Viral Microorganisms. In 1996 we were selected by the National Heart, Lung and Blood Institute of the National Institutes of Health, or NIH, to develop reagents and instrumentation for the blood donor screening market using our core technologies. We completed our development of the NAT assays for HIV-1 and HCV for blood screening contemplated by the NIH contract in February of 2002. Our work under the NIH contract also launched us into development of products for the detection of viral microorganisms in the clinical diagnostic market. We produce qualitative diagnostic tests that can determine whether the virus is present, and quantitative tests that can determine the amount of the virus. We applied for FDA approval of the qualitative HCV assay in March 2002, and we intend to apply for FDA approval of the quantitative HCV assay as well.

Clinical Diagnostic Products for the Detection of Viral Microorganisms				
Product Line	**Technology**	**Target Microorganism**	**FDA Clearance/Approval**	**Commercial Distribution**
Qualitative HCV Test	Target Capture, Transcription-Mediated Amplification of RNA, detection by Dual Kinetic Assay	HCV	PMA filed March 2002	Bayer — Worldwide
ASR Reagents for Quantitative HCV Testing	Target Capture, Transcription-Mediated Amplification of RNA, detection by Hybridization Protection Assay	HCV	Not required	Bayer — Worldwide

Qualitative HCV Test. We have developed an amplified TMA assay for the qualitative detection of HCV based on the same technology used in our FDA-approved HIV-1/HCV assay for screening donated blood. In collaboration with Bayer, we completed clinical trials in the United States for this assay in February 2002 and in March 2002 we filed an application for pre-market approval with the FDA. Bayer currently distributes this assay under the trademark VERSANT in Japan, Canada, France, Spain, Italy, Germany, Belgium, Greece, the United Kingdom and the Netherlands under our collaboration agreement.

ASR for Quantitative HCV Test. We also have developed, through our collaboration with Bayer, analyte specific reagents, or ASRs, to quantitatively determine the amount of HCV present in a sample. ASRs comprise a category of clinical diagnostic tests the FDA created several years ago to bridge the gap between research and assays that have received FDA approval. ASRs use a collection of specific reagents that, when combined with a set of general purpose reagents, give clinical diagnostic testing laboratories the ability to build diagnostic tests often referred to as "home-brew" tests. ASRs allow diagnostic companies to get products to market earlier than if they were required to wait for FDA approval and also allows

companies to determine if there is sufficient demand for a new diagnostic product to warrant development of a fully approved FDA product. Our ASRs are currently provided by Bayer to Quest Diagnostics Incorporated, a leading national diagnostics company.

Our viral diagnostic assays currently are run on our semi-automated instruments incorporating components of our DTS system.

Blood Screening Products

In 1996, the National Heart, Lung and Blood Institute of the NIH selected us to develop reagents and instrumentation for the blood donor screening market based on our core technologies. Under our agreement with the NIH, we developed our NAT assay for the simultaneous detection of HIV-1 and HCV, incorporating our core technologies of target capture, TMA and DKA.

Blood Screening Products				
Product Line	**Technology**	**Target Microorganism**	**FDA Clearance/Approval**	**Commercial Distribution**
Procleix HIV-1/ HCV Assay	Target Capture, Transcription-Mediated Amplification of RNA, detection by Dual Kinetic Assay	HIV-1 and HCV in donated blood	February 2002	Chiron — Worldwide

In 1998, in collaboration with Chiron, we were selected by the American Red Cross to provide it with an HIV-1/HCV assay for testing pooled blood samples under an IND filed with the FDA. The Red Cross is the largest supplier of blood, plasma and tissue products in the world. The Red Cross provides almost half of the nation's whole blood supply of 12 million units by working with more than 4.5 million donors and 3,000 hospitals through its 38 region national network. The Gen-Probe/Chiron collaboration subsequently entered into similar arrangements with America's Blood Centers and American Independent Blood Centers. As a result of these and other implementations, approximately 99% of the nation's blood supply is being screened with NAT and approximately 70% of this screening is being done with our Procleix HIV-1/HCV assay. From April 1999 to June 2001, approximately 26 million blood donations were tested with our HIV-1/HCV assay, during which time our assay detected the presence of HIV-1 in eight blood units and the presence of HCV in 113 blood units that had tested negative in immunoassay testing. Based on these results, we believe that NAT increases the safety of the world's blood supply.

Testing by these organizations under the IND has been ongoing since June 1999 and pivotal clinical trials were completed in 2000. The completion of these trials allowed us to submit a BLA to the FDA for the HIV-1/HCV assay, which the FDA approved in February 2002. Our assay is the only FDA-approved product available for screening donated blood. Prior to FDA approval of this product, the price at which we could provide this product in the United States was restricted. As a result of the recent FDA approval, Chiron can begin to sell the assay at commercial prices to United States customers, which will result in our recognizing increased revenues.

Outside the United States, the HIV-1/HCV assay has received approval in a number of countries, including France, Germany, Australia, Argentina, Spain, Singapore, Italy, Austria, Switzerland and New Zealand.

As noted above, blood collection centers currently screen donated blood by taking samples from separate units and then conducting a probe-based test on the pooled samples. The Procleix system, which currently is performed on a version of our DTS instrumentation, provides sufficient throughput for screening pooled samples of donor blood. However, we believe that the FDA will ultimately require testing of each unit of blood on an individual basis rather than on pooled samples. Testing each sample currently is impractical without fully automated instrumentation. Accordingly, we are investing in the development of the TIGRIS system, which we believe will provide the automation necessary to facilitate the adoption

of individual donor testing. In addition, we are developing an assay for the simultaneous detection of HIV-1, HCV and HBV, which we believe will further drive demand for our blood screening products.

Emerging Diagnostic Applications

We believe that our NAT technology and our instrumentation are well suited for numerous emerging applications. We have developed our first cancer-related product, a TMA-based assay for the detection of chronic myelogenous leukemia, or CML, that has been approved in Japan. In the United States, it has been developed as an ASR reagent to allow clinical diagnostic laboratories to build their own assays for CML. We believe that the sensitivity and specificity of our technology will allow us to develop additional products that can be used for detecting and monitoring the expression of the genes involved in cancer.

In the industrial market, we have developed a NAT assay to detect the bacterium *Listeria monocytogenes*, or listeria, from a cultured sample. We received FDA approval for this product in June 1990. Listeria is a food pathogen, and our assay is used by the dairy industry in Europe to monitor for listeria contamination. We also have developed a test for mycoplasma that is used by tissue culture facilities in the industrial and research markets to detect contamination of cell lines and culture media. We are also evaluating additional product opportunities in bioterrorism, food and water testing.

We also are conducting research studies to demonstrate the feasibility of our technology to detect genetic markers that might be useful as indicators of a patient's predisposition to some disease states and also in the prediction of a patient's responsiveness to a particular therapy. We are evaluating the market potential of these new products and we believe that if we successfully introduce one or more of these products, it should have a meaningful impact on our financial performance.

Instrumentation

We have developed and continue to develop instrumentation and software which are designed specifically for performing our NAT assays. We also provide technical support and instrument service to maintain these systems in the field. Historically, we have provided our instrumentation to laboratories and hospitals without requiring them to purchase the equipment or enter into an equipment lease. Instead, we recover the cost of providing the instrumentation in the amounts we charge for our diagnostic assays. We recently have begun to implement multi-year sales contracts that have an equipment factor set forth in them. By placing our proprietary instrumentation systems in laboratories and hospitals, we can establish a platform for future sales of our assays.

For instruments that will be used for blood screening or in connection with our collaboration with Bayer, we sell the instrumentation to Chiron and Bayer, and they are responsible for the placement, maintenance and repair of the units with end customers. We record the revenue associated with the delivery of our proprietary integrated instrument platforms to customers in product sales. The costs associated with the instrument are charged to cost of sales on a straight-line basis over the estimated life of the instrument, which ranges from three to five years. The costs to maintain these systems in the field are charged to operations as incurred.

Luminometers

We first introduced the LEADER series of luminometers, designed in conjunction with MGM Instruments, Inc., to help process our PACE and AccuProbe products and, more recently, the APTIMA product line. Utilizing advanced chemiluminescent detection, our luminometers provide high sensitivity, speed, accuracy and ease-of-use. Currently there is an installed base of over 4,000 of our luminometers worldwide. The LEADER series can accommodate the throughput needs of low-volume testing laboratories. We have no firm, long-term commitments from MGM Instruments to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order.

Direct Tube Sampling System (formerly eSAS)

As we enter into new markets and opportunities, we continue to develop instrument platforms with outside vendors to support our NAT assays. The latest instrument line to be released is the Direct Tube Sampling, or DTS, system. Chiron markets a version of the DTS system, which was formerly known as eSAS, for use in blood screening under the Procleix trademark. Bayer markets systems comprised of components of the DTS system for HCV clinical diagnostic assays.

The DTS 400 instrumentation is a fully-integrated modular system for conducting our latest generation of NAT assays, including APTIMA Combo 2. It includes a wash separation system (Target Capture System), temperature controlled incubators, a luminometer, software, on board bar code readers and computers. The DTS 1600 system adds the additional capability of an automated pipetting station and can process up to 800 specimens per day, resulting in 1,600 assay results per day for APTIMA Combo 2.

TIGRIS

We currently are developing the TIGRIS instrument system, which we believe will be the first instrument to completely automate NAT testing, for use in both the clinical diagnostic and blood screening markets. The TIGRIS system is intended to integrate and automate all the steps associated with our latest amplified NAT assays, including sample processing, amplification and detection. It is being designed to process up to 500 samples in an eight-hour shift or up to 1,000 samples per 12-hour shift.

The TIGRIS system should significantly reduce the time, labor costs, risk of contamination and complexity associated with performing NAT assays and blood screening. The throughput of TIGRIS will be sufficient to allow for testing individual blood donations, rather than testing of pooled donor samples. In addition, we intend to develop additional NAT assays which can be performed on the TIGRIS system. We believe that upon completion of development, TIGRIS will be utilized in clinical diagnostic laboratories and blood banks throughout the world.

Our current development schedule calls for market evaluations of the TIGRIS instrument in both clinical diagnostic and blood screening laboratories to commence at beta sites by the end of 2002. We have not yet commenced clinical trials on the TIGRIS instrument. The current development schedule also calls for instruments to be installed at clinical trial sites by the end of 2003 for both clinical diagnostic and blood screening trials. Due to the uncertainties associated with the development of a new and complex instrument, there can be no assurance that we will be able to accomplish these activities in accordance with the current schedule. In addition, we believe that Roche Molecular Systems, Abbott Laboratories and Becton Dickinson are developing automated systems similar to ours.

We anticipate that in the United States the TIGRIS instrument will be initially used in clinical diagnostic markets to conduct NAT assays that have been previously approved by the FDA following clinical trials on our existing instrumentation. We expect that the clinical trials of TIGRIS for use with approved clinical diagnostic assays will be limited to establishing the equivalency of TIGRIS to the instrumentation used in the original clinical trial. We believe the TIGRIS equivalency trials will be more limited in scope and cost less than the original trials. A full clinical trial will be required for the TIGRIS instrument with respect to blood screening applications.

Marketing and Sales

We market our products to laboratories in the United States and Canada through our direct sales force. Our sales force consists of a staff of 29 field sales representatives, supervised by 4 regional managers and 5 corporate account representatives. We also support our sales efforts through a staff of 12 field technical representatives. Our sales representatives average over 10 years of selling experience, with an average of 5 years focused on sales of NAT products. Sales representatives principally focus on large accounts including large reference laboratories, public health laboratories and hospitals throughout the United States and normally do not focus on physicians. We continually educate our sales representatives on the technical and clinical merits of our products. We use sales meetings, technical on-line sales training

and in-the-field training to ensure our sales representatives are properly informed about all areas of our product lines and selling processes.

Marketing Strategy

The focus of our marketing strategy is to solidify awareness of the superiority of our technology, illustrate the cost effectiveness of this technology and continue to differentiate our products from those of our competitors. We intend to continue targeting our marketing efforts to various levels of laboratory and hospital management through research publications, print advertisement, conferences and the Internet. In addition, we attend various national and regional conferences throughout the year. Our web site is another vehicle for educating existing and potential customers about our assays and contains our entire directory of products, on-line technical materials and links to related medical sites.

Sales Strategy

We concentrate our selling efforts on the management teams of laboratories and hospitals. Our sales representatives are able to recommend the appropriate business solution to meet the needs of our customers by presenting multiple NAT technology and instrumentation options.

Our marketing department provides our sales representatives with a comprehensive database containing pertinent information on laboratory technology systems, key contacts and existing competition. Sales representatives are trained to find new market opportunities and provide diagnostic solutions to address unmet customer needs and to provide comprehensive after-sale product support. In addition, our field technical support group provides thorough training and ongoing technical support for all of our NAT products.

Distribution

We have entered into an agreement for distribution of our microbial non-viral diagnostic products in Europe and various countries in Asia (other than Japan), Australia, South America and Mexico with bioMérieux. We have entered into an agreement for distribution of our microbial non-viral diagnostic products in Japan with Chugai Diagnostics Science, a subsidiary of Chugai Pharmaceutical. In other countries, we utilize independent distributors with experience and expertise in clinical diagnostic products.

The viral diagnostic products we manufacture under our collaboration agreement with Bayer and the blood screening products we manufacture under our collaboration agreement with Chiron are marketed and distributed by those companies.

Customers

The primary customers for our clinical diagnostic products include large reference laboratories, public health laboratories and hospitals. Our blood screening collaboration with Chiron, which accounted for 20.9% of our total revenues in the three months ended March 31, 2002 and 17.3% of our total revenues for the year ended December 31, 2001, is largely dependent on two large customers in the United States, The American Red Cross and America's Blood Centers. Other than Chiron, Quest Diagnostics was our only customer that accounted for greater than 10% of our total revenues for the three months ended March 31, 2002 or the year ended December 31, 2001. In addition, Quest Diagnostics, Laboratory Corporation of America Holdings and various state and city public health agencies accounted for an aggregate of 27.2% of our total revenues for the three months ended March 31, 2002 and 25.8% of our total revenues for the year ended December 31, 2001. Although state and city public health agencies are legally independent of each other, they tend to act similarly with respect to their purchasing decisions.

Corporate Collaborations and Strategic Arrangements

Agreement with Chiron Corporation

In June 1998, we entered into a strategic alliance with Chiron to develop and market NAT-based products for the blood screening and clinical diagnostic markets. Chiron subsequently assigned the clinical diagnostics portion of the agreement to Bayer. The Gen-Probe/Chiron alliance initially is developing, manufacturing and marketing the combination HIV-1/HCV assay for qualitative screening of blood and blood products under the Procleix name. Additional blood screening assays may be developed through the collaboration. In the event that any third party technology is needed to continue development under the collaboration agreement, costs for obtaining such third party technology will be allocated among the parties.

Our share of revenues from the initial HIV-1/HCV assay is currently 43% and can range from 37% to 47.5% of revenues, depending on a number of conditions. We will receive 50% of the profits from any additional assays that are developed and distributed by the collaboration other than assays that include a test for HCV, as to which the original sliding scale will apply. From inception through March 31, 2002, we have recognized a total of $63.4 million in revenue under the collaboration agreement and have recorded $7.5 million in deferred license revenues.

The collaboration agreement has a base term of 10 years from the first commercial sale of blood screening assays, which occurred in the first quarter of 2000. The agreement may be extended by the development of new products under the agreement, so that it will expire upon the later of the end of the base term or five years after the first commercial sale of the last new product developed during the base term. The agreement can be terminated earlier if a party materially breaches the agreement and does not cure following 90 days' notice from the non-breaching party or if a party becomes insolvent or declares bankruptcy.

All rights and title to inventions discovered under the collaboration agreement belong to the party who developed the invention, or to both parties, if both parties developed the invention. However, if one party uses confidential information relating to the core technology of the other party to develop an invention that improves on, and whose use would infringe on, the core technology of the other party, then the other party will have the exclusive option to acquire all rights and title to the invention on commercially reasonable terms, except in certain situations where the invention will be jointly owned.

On February 26, 2001, we commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. The arbitration related primarily to the propriety of various deductions from gross revenues made by Chiron prior to calculating Gen-Probe's share of revenues and the parties' respective shares of revenues received from the American Red Cross prior to FDA approval of the HIV-1/HCV blood screening assay. Other disputed items included the parties' respective obligations in connection with clinical trials of the HIV-1/HCV blood screening assay and future assays, Chiron's obligation to purchase blood screening assays in compliance with its forecasts and the parties' respective obligations with respect to royalties to be paid on a patent license from a third party. During the fourth quarter of 2001, we negotiated a resolution to most of the disputed items, and in January 2002, we received $6.9 million in partial settlement of the claims. During the first quarter of 2002, we recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on us upon final settlement. The arbitration proceedings did not result in any disruption in service to our blood screening customers. We are confident that any future disputes that arise between the companies will be resolved equitably through the dispute resolution procedures contained in the collaboration agreement.

Agreement with Bayer Corporation

In 1998, following the execution of our agreement with Chiron, Chiron assigned the clinical diagnostic portion of the agreement to Bayer. Under the terms of our collaboration with Bayer, we will develop, manufacture and market NAT assays for viral targets and cancer markers in the clinical diagnostic market with Bayer. The collaboration initially is developing, manufacturing and marketing quantitative and qualitative assays for HCV. In the event that any third party technology is needed to continue development under the collaboration agreement with Bayer, costs for obtaining such third party technology will be allocated among the parties.

Under the terms of this agreement, Bayer will pay us a combination of transfer prices and royalties on product sales. From inception through March 31, 2002, we have recognized a total of $8.1 million in revenue under our collaboration agreement with Bayer.

The collaboration agreement has a base term of 10 years from the first commercial sale of a clinical diagnostic assay subject to the agreement, which occurred in the second quarter of 2000. The agreement may be extended by the development of new products under the agreement, so that it will expire upon the later of the end of the base term or five years after the first commercial sale of the last new product developed during the base term. The agreement can be terminated earlier if a party materially breaches the agreement and does not cure following 90 days' notice from the non-breaching party or if a party becomes insolvent or declares bankruptcy.

All rights and title to inventions discovered under the collaboration agreement belong to the party who developed the invention, or to both parties, if both parties developed the invention. However, if one party uses confidential information relating to the core technology of the other party to develop an invention that improves on, and whose use would infringe on, the core technology of the other party, then the other party will have the exclusive option to acquire all rights and title to the invention on commercially reasonable terms, except in certain situations where the invention will be jointly owned.

National Institutes of Health Grants

In 1996, we were awarded a $7.7 million contract by the National Heart, Lung and Blood Institute, a part of the NIH, to develop NAT assays for screening donor blood for HIV-1 and HCV. Effective January 1998, the contract was modified with the addition of $0.6 million for the development of a semi-automated system for the detection of HIV-1/HCV in pooled plasma. Effective September 1998, the contract was further modified with the addition of $4.3 million for the development of HIV-2 and HBV tests. All payments due to us under this reimbursement contract have been received, and we completed our development work under this NIH agreement in February 2002.

In January 2000, we began work on a three-year $13.4 million cost sharing contract with the NIH to modify the HIV-1/HCV assay to incorporate HBV detection capability and make it simpler for organ donation centers to test the blood of organ donors. The NIH will reimburse us $7.6 million of this cost, and we and Chiron will share equally the remaining costs to complete the project. Through March 31, 2002, NIH had reimbursed us $4.7 million of this cost.

Distribution Agreement with Chugai Diagnostics Science Co., Ltd.

In September 1998, we entered into a distribution agreement with Chugai Diagnostics Science Co., Ltd. for the distribution of our microbial non-viral diagnostic products in Japan. From inception through March 31, 2002, we have recognized $11.0 million in sales revenue under this agreement. Our distribution agreement with Chugai Diagnostics Science terminates on December 31, 2002. We have agreed in principle to extend the agreement for an additional three-year term. This agreement may be terminated by either party upon a material breach of this agreement that is not cured following 60 days' written notice, unless the material breach relates to an obligation to make payments under the agreement, in which case a 30 day cure period applies. This agreement may also be terminated if a party becomes insolvent or declares bankruptcy, ceases to be actively engaged in business, or engages in or is charged with unethical

or illegal behavior that jeopardizes the reputation and goodwill of either party. In May 2002, Chugai Pharmaceutical announced that it had entered into an agreement to sell Chugai Diagnostics to Fujirebo Inc. We do not believe that the sale will have a material effect on our distribution agreement with Chugai Diagnostics.

Technology Licenses

Licenses of Our Technology We Have Granted to Other Companies

Agreements with bioMérieux. In May 1997, we entered into collaborative research agreements with bioMérieux Vitek, Inc., which created a worldwide relationship between bioMérieux and us. The collaboration involved research and development activities, as well as the transfer to bioMérieux, pursuant to separate distribution agreements with bioMérieux S.A., of product distribution rights in international markets, excluding Japan. As part of these agreements, we licensed our NAT technology to bioMérieux to jointly develop NAT assays and adapt and develop instrumentation during a five-year and ten-year term. In return, bioMérieux paid us $6.0 million of license and prepaid royalty fees in 1997 and an additional $6.0 million of license fees in 1998.

In August 2000, we entered into amended agreements with bioMérieux, Inc. that transitioned the relationship from a collaborative arrangement to a royalty-bearing arrangement that covers semi-automated probe assays and advanced, fully-automated probe assays for the diagnosis of infectious diseases and detection of food pathogens. Under the terms of the amended agreements, bioMérieux will pay us royalty payments based on sales of products incorporating the licensed technology, subject to a minimum annual royalty payment, which began in January of this year with respect to the semi-automated probe assays and will begin in 2006 with respect to the fully automated probe assays, and a reduction in the royalties based on the amount of cumulative royalties that have been paid to us. bioMérieux is obligated to pay us royalties under this agreement until the later of 10 years from the first commercial sale of one of the products incorporating our technology, or when the patents covering our technology that are used in the products expire, which is expected to occur in February of 2017. In addition, we transferred to bioMérieux all information, trade secrets, procedures, methods, data and processes necessary for bioMérieux to assume development of the products that are the subject of the agreement in exchange for the prepaid royalties paid under the original agreement. We are also required to transfer all products, work instructions, formulations, and necessary and unique materials needed for manufacturing key biochemistry components under the agreements to bioMérieux by January 1, 2003. From inception through March 31, 2002, we have recognized a total of $34.6 million in revenue under these agreements. bioMérieux may terminate these agreements at any time and these agreements may be terminated by us upon a material breach of the agreements by bioMérieux that is not cured following 60 days' written notice.

License Agreement with Chugai Diagnostics Science Co., Ltd. In July 2001, we entered into a license agreement with Chugai Diagnostics Science. The license agreement has an initial term of 10 years, with automatic renewal for consecutive one year terms unless one party gives the other party notice 90 days prior to the end of the current term. Under the terms of this agreement, we granted Chugai Diagnostics Science a non-exclusive license for Japan in the field of human clinical diagnostics to various of our proprietary technologies, including TMA and HPA technology. All rights and title to any discovery, invention or improvement made by Chugai Diagnostics Science as a result of access to our patent rights licensed under the agreement belong solely to Chugai Diagnostics Science. We received a license fee and a royalty payment for sales made prior to the effective date of the agreement and will receive royalty payments from any products incorporating the licensed technology, including those developed and commercialized by Chugai Diagnostics, until the expiration of our patents incorporated in these products, which is expected to occur in December of 2020. From inception through March 31, 2002, we have recognized a total of $2.2 million in revenue under this agreement. This agreement may be terminated by either party upon breach of the agreement that is not cured following 60 days' written notice. We also received rights to distribute outside of Japan products developed by Chugai Diagnostics Science under the license. In May 2002, Chugai Pharmaceutical announced that it had entered into an agreement to sell

Chugai Diagnostics to Fujirebo Inc. We do not believe that the sale will have a material effect on our license agreement with Chugai Diagnostics.

Non-Exclusive License with Becton Dickinson and Company. In September 1995, we granted Becton Dickinson a non-exclusive worldwide license to make, have made, use, sell and import products that utilize rRNA for the diagnosis of vaginosis and vaginitis in humans. Becton Dickinson paid an up front license fee and has agreed to pay royalties for the life of the licensed patents. From inception through March 31, 2002, we have recognized a total of $1.8 million in revenue under this agreement. Becton Dickinson's obligations to make royalty payments under this agreement terminate when the patents that are the subject of this agreement expire, which is expected to occur in March of 2015. Becton Dickinson can terminate the agreement at any time on 30-days prior written notice.

Licenses We Have Obtained to Third-Party Technology that We Use in Our Products

Co-Exclusive License from Stanford University. In August 1988, we obtained a license from Stanford University granting us rights under certain patent applications covering nucleic acid amplification methods related to TMA. This license was amended in April 1997. Under the amended license agreement, we are the co-exclusive worldwide licensee of the Stanford amplification technology, with Organon Teknika as the only other permitted Stanford licensee. We paid a license fee and are obligated to make royalty payments based on net sales of products incorporating the licensed technology, subject to a minimum annual royalty payment. From inception through March 31, 2002, we have recognized a total of $0.3 million in expenses under this agreement. Our obligation to make royalty payments under this agreement terminates when the patents constituting the Stanford amplification technology expire, which is expected to occur in July of 2017. This agreement may be terminated by Stanford upon a material breach of the agreement by us that is not cured following 60 days' written notice.

Non-Assertion Agreement with Organon Teknika B.V. In February 1997, we entered into a non-assertion agreement with Organon Teknika. Both parties possessed certain rights regarding transcription-based amplification methods. The agreement allows both parties to practice their respective amplification methods with immunity from legal action for actually or allegedly infringing each other's patent rights. The agreement terminates upon the expiration of the last of the patent rights that are subject to the agreement, which is expected to occur in February 2016. This agreement also may be terminated by Organon Teknika upon a material breach of the agreement by us that is not cured following 90 days' written notice. In July 2001, Organon Teknika merged with bioMérieux. We do not believe the merger will have a material effect on the bioMérieux license or the Organon Teknika non-assertion agreement.

Sublicense from Molecular Light Technology Research Ltd. In January 1986, we obtained a sublicense from Bioanalysis, Ltd. to its rights under a license from the University of Wales College of Medicine granting us exclusive rights under certain patents covering chemiluminescence technology for use in NAT assays. This technology is an important component of our products and is used to reveal when a probe has bound to its target sequence. We will own all improvements to the chemiluminescence technology that we develop. This sublicense agreement requires us to make royalty payments based on net sales of products incorporating the licensed technology, subject to a minimum annual royalty payment. Bioanalysis subsequently changed its name to Molecular Light Technology Research Ltd. From January 1, 1991 to March 31, 2002, we have recognized a total of $0.3 million in revenue and $15.5 million in expenses under this agreement. This agreement terminates upon the expiration of the last of the patent rights that are subject to the agreement, which is expected to occur in May 2017. This agreement may be terminated by either party upon breach of the agreement that is not cured following 60 days' written notice, or by us after 90 days' notice if any patent rights subject to the agreement are found to be invalid so that other parties may practice the technology.

Non-Exclusive License from Vysis, Inc. In June 1999, we obtained a non-exclusive license from Vysis granting us rights under certain patents covering methods which combine target capture technology with certain nucleic acid amplification methods. In December 2001, Vysis was acquired by Abbott Laboratories, Inc., one of our principal competitors. We paid a license fee and are obligated to make royalty payments

based on sales of products incorporating the licensed technology. From inception through March 31, 2002, we have recognized a total of $0.4 million in expenses under this agreement. The agreement terminates upon the expiration of the last of the patent rights that are subject to this agreement, which is expected to occur in July 2015. This agreement may be terminated by Vysis upon breach of the agreement by us that is not cured. The agreement may be terminated by us on written notice to Vysis.

In December 1999, we initiated litigation in which we sought a declaratory judgment that our products were not covered by the Vysis patents that are the subject of this license and that the patents are invalid and unenforceable. We are continuing to make royalty payments under the license pending final resolution of the litigation.

Non-Exclusive License with the Public Health Research Institute of The City of New York, Inc. In June 1997, we entered into a royalty bearing non-exclusive license with the Public Health Research Institute of The City of New York, or PHRI, to utilize PHRI's flourescently labeled NAT technology. Under this agreement, we have worldwide rights to develop, use and market kits in the field of human in vitro diagnostics and food testing. We paid a license fee and agreed to make milestone payments and annual license fee payments and to pay royalties on the net sales price of products incorporating the licensed technology, subject to a minimum annual royalty fee and a reduction in the royalties based on the quantity of sales. From inception through March 31, 2002, we have recognized a total of $0.9 million in expenses under this agreement. This agreement terminates upon the expiration of the last of the patent rights that are subject to this agreement, which is expected to occur in April 2017. This agreement may be terminated by PHRI upon a material breach of the agreement that is not cured following 30 days' written notice, or by us for any reason following 30 days' written notice.

Patents and Proprietary Rights

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secrets laws, as well as confidentiality provisions in our contracts.

We have implemented a patent strategy designed to maximize our intellectual property rights. We are pursuing patent coverage in the United States and those foreign countries that are home to the majority of our anticipated customer base. We currently own more than 310 issued United States and foreign patents. In addition, our patent portfolio includes pending patent applications in the United States and corresponding international and foreign filings in major industrial nations.

United States patents issued from applications filed prior to June 8, 1995 have a term of the longer of 20 years from the earliest priority date or 17 years from issue. United States patents issued from applications filed on or after June 8, 1995 have a term of 20 years from the application filing date or earlier claimed priority. 115 of our issued U.S. patents are based on applications filed prior to June 8, 1995. Our remaining 57 issued U.S. patents were derived from applications filed after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing of the patent application. Because the time from filing to issuance of patent applications is often several years, this process may result in a shortened period of patent protection, which may adversely effect our ability to exclude competitors from our markets. All of our currently issued patents will expire by May 2020. Our continued success will depend to a significant degree upon our ability to develop proprietary products and technologies and to obtain patent coverage for the products and technologies. We intend to continue to file patent applications covering any newly developed products and technologies.

We also rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. The source code for our proprietary software is protected both as a trade secret and as copyrighted work. Our employees also sign agreements requiring that they assign to us their interests in inventions and original expressions and any corresponding patents and copyrights arising from their work for us. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, there may not be an adequate corrective remedy available.

Competition

The medical diagnostics and biotechnology industries are subject to intense competition. Our competitors in the United States and abroad are numerous and include, among others, diagnostic, health care, pharmaceutical and biotechnology companies. Our major competitors in the market for NAT diagnostics include F. Hoffmann-La Roche Ltd. and its subsidiary Roche Molecular Diagnostics, Abbott Laboratories and Becton Dickinson. All of these companies are manufacturers of laboratory-based tests and instruments for the NAT market and we believe that all of these companies are developing automated systems similar to our TIGRIS instrument. We believe the primary competitive factors in the market for NAT diagnostics are sensitivity, specificity, ease of use, potential for automation, cost, proprietary position, regulatory approvals and compliance and availability of appropriate reimbursement.

These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, these competitors offer broader product lines and have greater brand recognition than we do, and offer price discounts as a competitive tactic. In addition, there can be no assurance that competitors, many of which have made substantial investments in competing technologies, will not prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets.

In the markets for clinical diagnostic products, a number of competitors, including F. Hoffmann-La Roche Ltd. and its subsidiary Roche Molecular Diagnostics, Abbott Laboratories, Becton Dickinson and bioMérieux, compete with us for the majority of product sales, primarily on the basis of technology, quality, reputation, accuracy, ease of use, price, reliability, the timing of new product introductions and product line offerings. In markets outside of the United States, other factors, including local distribution systems, complex regulatory environments and differing medical philosophies and product preferences, influence competition as well. In the areas of NAT diagnostics for STDs, Roche Molecular Systems, Abbott Laboratories and Becton Dickinson currently have FDA-approved tests for gonorrhea and chlamydia infection utilizing amplification technology. Although we believe that the APTIMA Combo 2 test has commercial advantages over the competing tests from Roche Molecular Systems, Abbott Laboratories and Becton Dickinson, these competitors and potential competitors may be able to develop technologies that are as effective as, or more effective or easier to interpret than, those offered by us, which would render our products uncompetitive or obsolete.

In the market for blood screening products, our primary competitor is Roche Molecular Diagnostics. We also compete with assays developed internally by blood collection centers and laboratories based on PCR technology, an HCV antigen assay marketed by Ortho Clinical Diagnostics, a subsidiary of Johnson & Johnson, and immunoassay products from Abbott Laboratories. In the future, our blood screening products may compete with viral inactivation technologies and blood substitutes.

Chiron, with whom we have entered into a collaboration for our blood screening products, retains certain rights to grant licenses of the patents related to HCV to third parties. Chiron has granted a license to Roche Molecular Diagnostics in the blood screening field and has granted licenses to other companies in the clinical diagnostic field. To the extent that Chiron grants additional licenses, further competition will be created for sales of HCV assays and such licenses may affect the price that can be charged for our products.

Government Regulation

Our clinical diagnostic products generally are classified in the United States as "devices" and are regulated by the FDA's Center for Devices and Radiological Health. Our blood screening products generally are classified in the United States as "biologics" and are regulated by the FDA's Center for Biologics Evaluation and Research. The FDA also has the authority to revoke previously granted marketing authorizations. To date, we have received FDA approvals for more than 40 products that detect a wide variety of infectious microorganisms, including FDA approval in February 2002 of our BLA for our HIV-1/HCV blood screening assay.

For us to market our clinical diagnostic products as medical devices in the United States, we generally must first obtain clearance from the FDA pursuant to Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FFDCA. If we modify our products that already have received FDA clearance, the FDA may require us to submit a separate 510(k) or premarket approval application, or PMA, for the modified product before we are permitted to market it in the U.S. In addition, if we develop products in the future that are not considered to be substantially equivalent to a legally marketed device, we will be required to obtain FDA approval by submitting a PMA.

By regulation, the FDA is required to clear a 510(k) within 90 days of submission of the application. As a practical matter, clearance often takes longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not "substantially equivalent," the device sponsor must then fulfill much more rigorous premarketing requirements.

The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials and existing research material, and must contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time, up to several years. In approving a PMA application or clearing a 510(k) application, the FDA also may require some form of post-market surveillance, whereby the manufacturer follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

When FDA approval of a device requires human clinical trials, and if the device presents a "significant risk" (as defined by the FDA) to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trial. If the device is considered a "non-significant" risk, IDE submission to FDA is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required.

Clinical trials must be conducted in accordance with Good Clinical Practice under protocols submitted to the FDA. Our clinical department has comprehensive experience with clinical trials of NAT products. During 2000, our clinical staff successfully conducted clinical trials for the APTIMA Combo 2 assay, leading to the May 2001 approval of the product by the FDA.

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:

- the Quality System Regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process,
- labeling regulations,
- the FDA's general prohibition against promoting products for unapproved or "off-label" uses, and
- the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur.

Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA's refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.

Our blood screening products also are subject to extensive pre- and post-market regulation as biologics by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising, and promotion of the products under the FFDCA and the Public Health Services Act, and by comparable agencies in most foreign countries. The process required by the FDA before a biologic may be marketed in the U.S. generally involves the following:

- completion of preclinical laboratory testing,
- submission of an IND, which must become effective before clinical trials may begin, and
- performance of adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed biologic's intended use.

The FDA requires approval of a BLA before a biologic may be legally marketed in the U.S. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit them.

Our clinical trial programs for blood screening products were developed in conjunction with our primary end users, the American Red Cross, America's Blood Centers and American Independent Blood Centers. Pivotal clinical trials of the HIV-1/HCV blood screening assay were completed in 2000, and our BLA was approved in February 2002.

The results of product development and human studies are submitted to the FDA as part of the BLA. The BLA also must contain extensive manufacturing information. The FDA may approve or disapprove a BLA if applicable FDA regulatory criteria are not satisfied or it may require additional clinical data. Once approved, the FDA may withdraw the product approval if compliance with post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-market studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products and withdraw approvals.

Satisfaction of FDA pre-market approval requirements for biologics typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote biologics, which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA has broad enforcement authority under the FFDCA, and failure to abide by applicable FDA regulations can result in penalties including the issuance of a warning letter directing the entity to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

We and all of our contract manufacturers are subject to periodic inspection by the FDA and other authorities where applicable, and are required to comply with the applicable FDA current Good Manufacturing Practice regulations. Good Manufacturing Practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and

documentation, and provide for manufacturing facilities inspected by the FDA. Manufacturers of biologics also must comply with the FDA's general biological product standards. Failure to comply with the statutory and regulatory requirements would subject the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or voluntary recall of a product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Outside the United States, our ability to market our products is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, we apply for foreign marketing authorizations at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European union member state.

We are also subject to various state and local laws and regulations in the United States relating to laboratory practices and the protection of the environment. In each of these areas, as above, regulatory agencies have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us. In addition, in the course of our business, we handle, store and dispose of chemicals. The environmental laws and regulations applicable to our operations include provisions that regulate the discharge of materials in the environment. Usually these environmental laws and regulations impose "strict liability," rendering a person liable without regard to negligence or fault on the part of, or conditions caused by, others. We have not been required to expend material amounts in connection with our efforts to comply with environment requirements. Because the requirements imposed by these laws and regulation frequently change, we are unable to predict the cost of compliance with these requirements in the future, or the effect of these laws on our capital expenditures, results of operations or competitive positions.

Manufacturing and Raw Materials

We have two state-of-the-art manufacturing facilities. Our manufacturing facility in San Diego, California is dedicated to producing our clinical diagnostic products and provides us with highly flexible and cost effective manufacturing capabilities. In 1999, we completed a manufacturing facility located in Rancho Bernardo, California for the manufacture of our blood screening products. This facility meets the strict standards set by the FDA's Center for Biologics Evaluation and Research for the production of blood screening products. We built this facility with the capability to expand its operations to include production of additional assays for the blood screening market and organ transplant testing market. This facility has the capacity to produce sufficient tests to satisfy global demand for these blood screening assays. We believe that our current manufacturing facilities provide us with capacity to meet the needs of our anticipated growth.

We store our finished products at our warehouses in our manufacturing facilities. Some of our products must be stored in industrial refrigeration or freezer units which are on site. We ship our products under ambient, refrigerated or frozen conditions, as necessary, through third-party service providers.

We rely on one third party manufacturer for the production of each of our instrument product lines. For example, KMC Systems is our only manufacturer of the TIGRIS instrument. MGM Instruments is our only manufacturer of our LEADER series of luminometers. We have no firm long-term commitments from KMC Systems, MGM Instruments or any of our other manufacturers to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order.

We use a diverse and broad range of raw materials in the design, development and manufacturing of our products. Although we produce some of our materials on site at our manufacturing facilities, we purchase most of the materials and components used in manufacturing our products from external suppliers. In addition, we purchase many key raw materials from single source suppliers. For example, our

current supplier of key raw materials for our amplified NAT assays, pursuant to a fixed-price contract, is the Roche Molecular Biochemicals Division of Roche Diagnostics GmbH, an affiliate of Roche Molecular Diagnostics, which is one of our primary competitors. We work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Although we generally consider and identify alternative suppliers, we do not typically pursue alternative sources due to the strength of our existing supplier relationships.

Quality Systems

We have implemented modern quality systems and concepts throughout the organization. Our regulatory, clinical and quality systems department supervises our quality systems and is responsible for assuring compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

Our regulatory, clinical and quality systems department has successfully led us through multiple quality and compliance audits by the FDA, foreign governments and customers. This department also coordinated an audit by The British Standards Institute, leading to our ISO 9001 certification.

Research and Development

As of March 31, 2002, we had 158 full-time employees in research and development. Our research and development expenses were $12.5 million in the three months ended March 31, 2002 and $53.0 million in 2001, $58.1 million in 2000 and $47.8 million in 1999.

Employees

As of March 31, 2002, we had 646 full-time employees, of whom 125 hold advanced degrees. 158 were in research and development, 108 were in regulatory, clinical and quality systems, 117 were in sales and marketing, 60 were in general and administrative and 203 were in operations. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Property and Facilities

Our worldwide headquarters are located in a 262,000 square-foot facility located in San Diego, California. We currently own this facility, and as a result of the merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.) into us, we will own the land on which it sits and an adjacent 23-acre parcel. We lease a separate 93,500 square foot manufacturing facility located in Rancho Bernardo, California, which was completed in May 1999. The lease has an original term of 10 years, with three five-year options.

Legal Proceedings

We are a party to the following litigation and are currently participating in other litigation in the ordinary course of business. We intend to vigorously defend our interests in these matters. We expect that the resolution of these matters will not have a material adverse effect on our business, financial condition or results of operations. However, due to the uncertainties inherent in litigation, no assurance can be given as to the outcome of these proceedings. If any of these matters were resolved in a manner unfavorable to us, our business, financial condition and results of operations would be harmed.

Enzo Biochem, Inc.

In June 1999, we were sued by Enzo Biochem, Inc. in the United States District Court for the Southern District of New York. Enzo alleged that we, certain of our affiliates, Becton Dickinson, and bioMérieux infringed United States patent no. 4,900,659 through the manufacture and sale of products for the detection of gonorrhea. On January 24, 2001, the district court granted our motion for summary judgment, finding that the '659 patent is invalid. Enzo appealed the judgment to the Federal Circuit Court

of Appeals. On April 2, 2002, the court of appeals affirmed the district court's decision. Enzo has filed a request with the court of appeals for a rehearing en banc.

Hoffman-La Roche Inc.

On May 18, 1999, we filed a declaratory relief action in Italy against Roche, seeking to have the Italian portion of European patent no. 0505012 declared invalid and seeking a cross-border declaration that the claims of the '012 patent are not infringed by our TMA method. We also opposed the patent in the Opposition Division of the European Patent Office. The '012 patent claims invention of certain nucleic acid amplification technology that could arguably be asserted to cover technology incorporated into our amplified NAT assays. At a hearing before the EPO Opposition Division on February 15, 2001, Roche agreed to amend the claims of the patent to limit those claims to Roche's polymerase chain reaction method of amplification and the Opposition Division thereafter denied our objection to the amended claims. We intend to file an appeal to the Technical Board of Appeal. Additionally, we intend to continue to prosecute the Italian lawsuit seeking a declaration that the '012 patent is not valid and does not cover our TMA methods. Roche owns several United States patents claiming subject matter related to that of the '012 patent. While we believe that the relevant claims of these United States patents are invalid and may not be properly interpreted to cover our products, there can be no assurance that Roche will not attempt to assert these patents against our amplified products.

Vysis, Inc.

In December 1999, we initiated litigation against Vysis, seeking a declaratory judgment that our products were not covered by the Vysis patents that are the subject of our license with them and that the patents are invalid and unenforceable. We are continuing to make royalty payments under our license with Vysis pending final resolution of the litigation.

Chiron Corporation

On February 26, 2001, we commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. The arbitration related primarily to the propriety of various deductions from gross revenues made by Chiron prior to calculating Gen-Probe's share of revenues and the parties' respective shares of revenues received from the American Red Cross prior to FDA approval of the HIV-1/HCV blood screening assay. Other disputed items included the parties' respective obligations in connection with clinical trials of the HIV-1/HCV blood screening assay and future assays, Chiron's obligation to purchase blood screening assays in compliance with its forecasts and the parties' respective obligations with respect to royalties to be paid on a patent license from a third party. During the fourth quarter of 2001, we negotiated a resolution to most of the disputed items, and in January 2002, we received $6.9 million in partial settlement of the claims. During the first quarter of 2002, we recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on us upon final settlement. The arbitration proceedings did not result in any disruption in service to our blood screening customers. We are confident that any future disputes that arise between the companies will be resolved equitably through the dispute resolution procedures contained in the collaboration agreement.

MANAGEMENT

Our Directors, Executive Officers and Key Employees

We expect that our board of directors following the distribution will be comprised of five to seven directors. In connection with the distribution, a number of non-employee directors, who have not yet been determined, will be elected to the board prior to the distribution date. To the extent additional directors or director designees are identified prior to the distribution date, we will disclose the names of these additional directors or director designees in an amendment to this information statement or in an additional filing on Form 8-K.

Upon completion of the distribution, our board of directors will be divided into three classes. Approximately one third will be Class 1 directors, with terms expiring at the annual meeting of stockholders to be held in 2003, approximately one third will be Class 2 directors with terms expiring at the annual meeting of stockholders to be held in 2004 and approximately one third will be Class 3 directors with terms expiring at the annual meeting of stockholders to be held in 2005. Commencing with the annual meeting of stockholders to be held in 2003, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

The following table sets forth information as to persons who serve or who are currently expected to serve as our directors, executive officers and key employees immediately following the distribution.

Name	Position	Age
Henry L. Nordhoff	President, Chief Executive Officer and Director	60
Bruce A. Huebner	Executive Vice President, Chief Operating Officer and Director	51
Daniel L. Kacian, Ph.D., M.D.	Senior Vice President and Chief Scientific Officer	55
R. William Bowen	Vice President and General Counsel	49
Niall Conway	Vice President — Operations	56
Glen Paul Freiberg, RAC	Vice President — Regulatory, Clinical and Quality Systems	50
Paul E. Gargan, Ph.D.	Vice President — Business Development and Planning	45
Gurney Lashley	Vice President — Manufacturing, Blood Bank Products	52
Graham Lidgard, Ph.D.	Vice President — Research and Development	53
Mathew Longiaru, Ph.D.	Vice President — Diagnostic Development	50
Lynda A. Merrill	Vice President — Sales	52
Larry Mimms, Ph.D.	Vice President — Development, Blood Bank Products	47
Herm Rosenman	Vice President and Chief Financial Officer	54
Peter R. Shearer	Vice President — Intellectual Property	53
Robin Vedova	Vice President — Human Resources	48

Henry L. Nordhoff, President, Chief Executive Officer and Director. Mr. Nordhoff joined us in July 1994 as President and Chief Executive Officer. He is also Chairman of Chugai Pharma USA, LLC (the successor to our former sister company Chugai Biopharmaceuticals, Inc.) and a member of the Board of Directors of Chugai Pharmaceutical. Prior to joining us, he was President and Chief Executive Officer of TargeTech, Inc., a gene therapy company that was merged into the Immune Response Corporation. Most of Mr. Nordhoff's career was spent at Pfizer, Inc. in senior positions in Brussels, Seoul, Tokyo and New York. He received a B.A. in international relations and political economy from Johns Hopkins University and an M.B.A. from Columbia University.

Bruce A. Huebner, Executive Vice President, Chief Operating Officer and Director. Mr. Huebner joined us as Vice President — Marketing and Sales in 1992 and was promoted to Executive Vice President and Chief Operating Officer in 1996. His 29 years of experience include Vice President, Sales and Marketing at Quidel Corporation, Director of Marketing, Hybritech Inc., which included a two-year assignment in Europe, Director of Marketing at Roche Diagnostics Systems and Regional Sales Manager at Roche Analytical Instruments. He received a B.S. in chemistry from the University of Wisconsin at LaCrosse.

Daniel L. Kacian, Ph.D., M.D., Senior Vice President and Chief Scientific Officer. Dr. Kacian joined us in 1985 and until 1992 was primarily responsible for directing Research & Development and Regulatory Affairs. From 1980 to 1985, Dr. Kacian was on the faculty of the Department of Pathology and Laboratory Medicine at the University of Pennsylvania and was Director of Clinical Microbiology at the Hospital of the University of Pennsylvania. He received his M.D. in 1978 from the University of Miami and did his internship and residency in laboratory medicine at Washington University and Barnes Hospital in St. Louis. Prior to attending medical school, Dr. Kacian received a B.A. in mathematics from Western Reserve University and a M.S. in microbiology and Ph.D. in molecular genetics from the University of Illinois and served on the faculty of the Department of Human Genetics and Development at Columbia University.

R. William Bowen, Vice President and General Counsel. Mr. Bowen joined us in 1997 as Vice President and General Counsel. Prior to joining us, he was a business litigation partner with the law firm of Luce, Forward, Hamilton & Scripps in San Diego, California. He received a B.S. in commerce and a J.D. from the University of Virginia.

Niall Conway, Vice President — Operations. Mr. Conway joined us in July 2000. Prior to that date, Mr. Conway was the Area Vice President for the American Red Cross in Washington D.C. from 1999 until 2000. From 1995 to 1999, Mr. Conway was Vice President — Manufacturing for the American Red Cross. Mr. Conway has worked in the biotechnology industry since 1973 and from 1987 to 1994 he was the Vice President, Manufacturing for Pfizer. He received an M.B.A. from University College in Cork, Ireland and a B.S. in chemical engineering from University College in Dublin, Ireland.

Glen Paul Freiberg, RAC, Vice President — Regulatory, Clinical and Quality Systems. Mr. Freiberg joined us in April 1998 as Senior Director, Regulatory Affairs and remained in that position until he was named Vice President — Regulatory, Clinical and Quality Systems in August 2001. Prior to joining us, Mr. Freiberg was Vice President of Regulatory, Clinical and Quality Systems for C.R. Bard from 1993 until 1998. Mr. Freiberg previously worked at the FDA as an Investigator in the Boston District. He has held industry positions in areas regulated by three FDA Centers covering Drugs, Biologics and Medical Devices. He has also served three terms as the Industry Representative on FDA Advisory Panels, first for the Clinical Chemistry/Toxicology and then the Immunology panel. He received a B.A. in biology and an M.A. in microbiology from the University of Colorado, Boulder.

Paul E. Gargan, Ph.D., Vice President — Business Development and Planning. Dr. Gargan joined us as Vice President, Business Development and Planning in 1997. He was previously President and Chief Scientific Officer at American Biogenetic Sciences. Dr. Gargan's 15 years experience in the biotechnology industry include five years in research and development and ten years in general management specializing in technology, licensing, strategic partnerships and alliances. He received a B.S. in chemistry and a Ph.D. in biochemistry from Queens University and an M.B.A. from the University of Notre Dame.

Gurney Lashley, Vice President — Manufacturing, Blood Bank Products. Mr. Lashley joined us in 1994 as Director of Manufacturing. He was promoted to Senior Director, Manufacturing in 1997 and Vice President — Manufacturing, Blood Bank Products in 1999. He has 26 years of experience in the diagnostics and pharmaceutical industries, holding positions in manufacturing, package engineering, manufacturing engineering, planning and materials management. Mr. Lashley's previous employment included positions at Richardson-Merrell, Becton Dickinson, Macro-Vue and Xoma. He received a B.S. in mathematics from East Carolina University.

Graham Lidgard, Ph.D., Vice President — Research and Development. Dr. Lidgard joined us in 1995. He has over 25 years of experience in the clinical diagnostic industry. Prior to joining us, Dr. Lidgard was a co-founder of Matritech Inc., a cancer diagnostics company in Massachusetts and held several positions at Corning Medical. He received a B.S. and a Ph.D. in biological chemistry from the University of Manchester.

Mathew Longiaru, Ph.D., Vice President — Diagnostic Development. Dr. Longiaru joined us in 1991 as Director, Advanced Technology Programs and was promoted to Senior Director, Research and Development in 1996, and Vice President — Diagnostic Development in February 2000. Dr. Longiaru has 20 years of experience in nucleic acid probe diagnostics. Prior to joining us, he held various positions at Roche Diagnostic Systems, including Research Group Leader, Molecular Biology and DNA Probes. Before joining Roche Diagnostic Systems, he was a Post Doctoral Fellow at the Roche Institute of Molecular Biology in the Departments of Cell Biology and Molecular Genetics. He received a B.S. in biology from the City College of New York, an M.S. in microbiology from Long Island University and a Ph.D. in microbiology/immunology from Albert Einstein College of Medicine.

Lynda A. Merrill, Vice President — Sales. Ms. Merrill joined us as Vice President of Sales in June 1998. She has over 20 years experience in the diagnostics industry, most recently with Boehringer Mannheim Corporation, where she worked in the sales and marketing arena for 13 years, including two years in the United Kingdom as Divisional Director for Boehringer Mannheim's Diabetes Care, Point of Care Division. Prior to Boehringer Mannheim, she worked at Baker Instruments in Pennsylvania. She received a B.S. in medical technology from Palm Beach Atlantic College and an M.B.A. from the University of Sussex, U.K.

Larry Mimms, Ph.D., Vice President — Development, Blood Bank Products. Dr. Mimms joined us in 1994 as Director of Research and Development and was promoted to Senior Director, Product Development in 1997 and Vice President — Development, Blood Bank Products in 1999. He has served since 1996 as Principal Investigator for a National Heart, Lung and Blood Contract, developing blood screening assays to detect HIV-1, HCV and HBV. From 1983 until joining us, Dr. Mimms held various positions in the Hepatitis/AIDS — Business Unit at Abbott Laboratories. He was an NIH postdoctoral fellow at Harvard University in cellular and developmental biology prior to joining Abbott Laboratories. He received a B.S. in chemistry from Davidson College and a Ph.D. in biochemistry from Duke University.

Herm Rosenman, Vice President and Chief Financial Officer. Mr. Rosenman joined us in June 2001. Prior to joining us, he was President of Ultra Acquisition Corp., a retail chain and consumer product manufacturer, from 1997 to 2000. He was President of RadNet Management, Inc., a large healthcare provider from 1994 to 1997 and prior to that was Chief Financial Officer for Rexene Corp., a Fortune 1000 company in the petrochemicals industry. He was previously a partner at Coopers & Lybrand (now PricewaterhouseCoopers LLC) where he served numerous Fortune 1000 clients, principally in the pharmaceuticals and telecommunications industries. He received a B.B.A. in finance and accounting from Pace University and an M.B.A. in finance from the Wharton School of the University of Pennsylvania.

Peter R. Shearer, Vice President — Intellectual Property. Mr. Shearer joined us in 1998. Before joining us, he was Chief Patent Counsel from 1987 to 1998 at Scios Inc., a biopharmaceutical company developing therapeutics for the treatment of cardiovascular and renal diseases. From 1983 to 1987, Mr. Shearer was in private law practice as a patent attorney in Washington, D.C. From 1978 to 1983, he served as a Senior Patent Attorney at Hoffmann-LaRoche Inc., where he provided legal services to the Research Division, the Diagnostics Division and the Roche Institute of Molecular Biology. Mr. Shearer started his career as a patent attorney with Union Carbide Corporation in 1975. He received a B.E. in chemical engineering from Stevens Institute of Technology and a J.D. from Seton Hall University School of Law.

Robin Vedova, Vice President — Human Resources. Ms. Vedova joined us in 1988 as Director of Human Resources and was promoted to Vice President — Human Resources in February 1990. She is an advisor on the University of California, San Diego Biomedical Manufacturing Certification Program, a

member of the American Society for Training and Development and a member of the Society for Human Resources Management. Prior to joining us, Ms. Vedova worked for 10 years in various divisions of Becton Dickinson in Baltimore, Maryland, including as Director, Human Resources with full responsibility for human resources and safety activities. She received a B.A. in management from the University of Phoenix.

Annual Meeting

Our first annual meeting of stockholders after the distribution is expected to be held in 2003. This will be an annual meeting of stockholders for the election of directors. The annual meeting will be held at our principal office or at such other place or by electronic means as permitted by the laws of the state of Delaware and on such date as may be fixed from time to time by resolution of our board of directors.

Committees of the Board of Directors

We are governed by our board of directors. Our board of directors will establish a compensation committee, an audit committee and a corporate governance and nominating committee prior to the distribution.

Compensation Committee. The compensation committee will be comprised solely of directors who are not employees. The functions of this committee include:

- reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans,
- exercising authority under our 2000 Equity Participation Plan, and
- advising and consulting with our officers regarding managerial personnel and development.

Audit Committee. The audit committee will be comprised solely of directors who are not our employees. The functions of this committee include:

- meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting,
- meeting with the independent auditors and with internal financial personnel regarding these matters,
- recommending to our board of directors the appointment of the independent auditors, and
- reviewing our financing plans and reporting recommendations to our full board for approval and to authorize action.

Both the independent auditors and the internal financial personnel will regularly meet privately with this committee and have unrestricted access to this committee.

Corporate Governance and Nominating Committee. The corporate governance and nominating committee will be comprised solely of directors who are not employees. Its duties and responsibilities include:

- reviewing and recommending nominees for election as directors,
- assessing the performance of the board of directors,
- developing guidelines for board composition, and
- reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Director Compensation

We currently are reviewing the compensation that we will pay to our non-employee directors following the distribution, but anticipate that our non-employee directors will receive an annual cash retainer similar

to that paid to directors of comparable companies. We also anticipate that we will provide non-employee directors an additional cash fee for attending each board meeting, board committee meeting and the annual meeting of stockholders, but will not pay a separate board committee fee if the committee meeting is held on the same day as a board meeting.

Executive Compensation

The compensation committee will be responsible for administering the compensation program for our executive officers.

Our executive compensation program will be based upon a pay-for-performance philosophy. Under our program an executive's compensation is based on three components:

- base salary,
- an annual incentive or bonus payment, and
- long-term incentives, which may include stock options.

The executive compensation program will be designed to provide value to the executive based on the extent of individual performance, our performance versus budgeted earnings targets and other financial measures, our longer term financial performance and total return to stockholders, including to the extent share price appreciation and reinvested dividends meet, exceed or fall short of expectations. Under this program design, only when expectations are exceeded can incentive payments exceed targeted levels.

Base Salary. An executive's base salary is determined by an assessment of her/his sustained performance against her/his individual job responsibilities including, where appropriate, the impact of such performance on our business results, current salary in relation to the salary range designated for the job, experience and potential for advancement.

Annual Incentives. Payments under our annual performance incentive plan are based on achieving personal and corporate goals. Corporate goals include revenues, profitability and product launches. Use of corporate goals establishes a direct link between the executive's pay and our financial success. An individual executive's annual incentive opportunity is generally targeted at 25% of his or her salary.

Long-Term Incentives. Our long-term incentives will be primarily in the form of stock option awards. The objective of these awards is to advance our longer-term interests and those of our stockholders and to complement incentives tied to annual performance. These awards will provide rewards to executives based upon the creation of incremental stockholder value.

Stock options will only produce value to executives if the price of our stock appreciates, thereby directly linking the interests of executives with those of stockholders. The number of stock options granted will be based on the grade level of an executive's position, the executive's performance in the prior year and the executive's potential for continued sustained contributions to our success. The executive's right to the stock options will vest over a four-year period and each option will be exercisable, but only to the extent it has vested, over a ten-year period following its grant. In order to preserve the linkage between the interests of executives and those of stockholders, the executives will be expected to utilize the shares obtained on the exercise of their stock options, after satisfying the cost of exercise and taxes, to establish a significant level of direct ownership. We will establish share ownership expectations for our executives to meet through the exercise of stock option awards.

Summary Compensation Table

The following table sets forth compensation information for our chief executive officer and our four other executive officers who, based on salary and bonus compensation, were the most highly compensated for the year ended December 31, 2001. No amounts are shown with respect to certain "perquisites" where such amounts do not exceed the lesser of 10% of the sum of the amount in the salary and bonus columns or $50,000. All of the shares subject to options described in this table and the tables that follow have been adjusted to give effect to the merger of Gen-Probe Holding Company into us and the related option adjustment as well as the estimated one-for-three reverse stock split to be effected prior to the distribution. For more information regarding the option adjustment, see "The Distribution — The Reorganization."

	Annual Compensation		Long Term Compensation		
Name	Salary($)	Bonus($)	Securities Underlying Options (#)	Payouts LTIP Payouts($)(1)	All Other Compensation($)(2)
Henry L. Nordhoff President and Chief Executive Officer	$420,000	$300,000	51,918	$49,735	$12,560
Bruce A. Huebner Executive Vice President and Chief Operating Officer	259,000	81,000	15,933	53,960	4,515
Daniel L. Kacian, Ph.D. M.D. Senior Vice President and Chief Scientific Officer	266,458	80,000	12,362	42,630	6,220
Niall Conway Vice President — Operations	251,500	63,000	7,211	3,280	1,042
R. William Bowen Vice President and General Counsel	219,583	60,000	6,263	—	4,556

(1) Long-Term Incentive Plan, or LTIP, payouts represent payments pursuant to an incentive compensation plan based on units that were valued based primarily on our sales and revenue performance and the price of Chugai Pharmaceutical common stock. The LTIP was terminated on August 17, 2001.

(2) Amounts in this column are comprised of life insurance premiums paid by us on behalf of these executive officers and matching payments under our 401(k) plan.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options we granted during the year ended December 31, 2001 to the executive officers named in the Summary Compensation Table above. We granted options to purchase common stock equal to a total of 596,566 shares during 2001 to the executive officers named in the Summary Compensation Table above.

Name	Number of Securities Underlying Options Granted (#)	Percent of Options Granted to Gen-Probe Employees in Fiscal Year(%)	Exercise Price ($/SH)	Expiration Date	Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term($)(1)	
					5%	10%
					(in thousands)	
Henry L. Nordhoff	51,918	8.7%	$27.00	8/17/11	$882	$2,234
Bruce A. Huebner	15,933	2.7	27.00	8/17/11	271	686
Daniel L. Kacian, Ph.D, M.D.	12,362	2.1	27.00	8/17/11	210	532
Niall Conway	7,211	1.2	27.00	8/17/11	122	310
R. William Bowen	6,263	1.0	27.00	8/17/11	106	270

(1) The potential realizable value listed in the table represents hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date. The 5% and 10% rates of appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of our future stock value. Actual gains, if any, on option exercises will depend on the future performance of our common stock and overall market conditions. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information regarding option exercises in the year ended December 31, 2001 and unexercised stock options held by officers named in the Summary Compensation Table above as of December 31, 2001.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2001(#)		Value of Unexercised In the Money Options at December 31, 2001(1)	
			Vested	Unvested	Vested	Unvested
Henry L. Nordhoff	—	—	48,836	112,963	—	—
Bruce A. Huebner	—	—	12,209	31,194	—	—
Daniel L. Kacian, Ph.D, M.D.	—	—	7,936	22,281	—	—
Niall Conway	—	—	5,952	19,115	—	—
R. William Bowen	—	—	4,944	16,153	—	—

(1) There was no public trading market for our common stock as of December 31, 2001. Accordingly, these values have been calculated based on our board of directors' determination of the fair market value of the underlying shares as of December 31, 2001 of $27.00 per share, less the applicable exercise price per share, multiplied by the underlying shares.

2000 Equity Participation Plan

In August 2000, we adopted the 2000 Equity Participation Plan of Gen-Probe Incorporated. The purpose of the 2000 plan is to provide additional incentives to promote our success and the interests of our stockholders and to align the interests of our stockholders, employees, consultants and non-employee directors. As of March 31, 2002, we have granted options to purchase 1,632,666 shares of our common stock under the 2000 plan. These grants of options were made pursuant to Rule 701 under the Securities Act, which exempts issuances of securities under certain written compensatory employee benefit plans. The number of shares subject to outstanding options described in this information statement have been adjusted to give effect to the contemplated merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.) into us and the related option adjustment and the estimated one-for-three reverse stock split to be effected prior to the distribution.

Awards. The 2000 plan authorizes awards of non-qualified stock options and incentive stock options (as defined in Section 422 of the Code), or ISOs. ISOs become exercisable only on or after the first anniversary of the date of grant. All non-qualified stock options that have been granted under the 2000 plan are immediately exercisable, provided that any unvested shares purchased by the participant will be subject to a right of repurchase running in favor of us. An option will expire not more than 10 years after the date of grant.

Administration. The 2000 plan currently is administered by our board of directors, but it will be administered by the compensation committee following the distribution except that our board of directors will retain administration with respect to awards granted to our non-employee directors. The compensation committee is comprised of three directors, each a "non-employee director" as defined by Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "outside director" under Section 162(m) of the Code. In this information statement, we refer to the board or the compensation committee, whichever is administering the 2000 plan, as the "plan administrator." The plan administrator is authorized to determine the individuals who will receive awards, when they will receive awards, the number of shares subject to each award, the price of the awards granted, the vesting and/or exercisability of the award, payment terms, payment method and the expiration date applicable to each award. The plan administrator has the power to interpret the equity participation plan and to adopt such rules for the administration, interpretation and application of the equity participation plan, to interpret, amend or revoke any such rules and to amend any award agreement, provided that the rights or obligations of the holder of the award that is the subject of any award agreement are not affected adversely.

Subject to the other provisions of the 2000 plan, the plan administrator has the authority (1) to permit the recipient of any award to pay the purchase price of the award in cash, the delivery of previously owned shares of our common stock, a reduction in the number of shares of our common stock otherwise issuable to the recipient, or a broker assisted cashless exercise, (2) to accelerate the vesting of benefits under an award and (3) to make limited adjustments to an outstanding award and authorize the conversion, succession or substitution of an award.

Eligibility. Persons eligible to receive awards under the 2000 plan include our employees and employees of any of our direct and indirect majority-owned subsidiaries, and our directors and consultants except that only our employees and employees of any of our direct and indirect majority-owned subsidiaries may be granted ISOs.

Restrictions on Common Stock. The plan administrator, in its absolute discretion, may impose such restrictions on the ownership and transferability of the shares purchased upon the exercise of an option as it deems appropriate. Any such restriction will be set forth in the applicable option agreement and may be referred to on the certificates evidencing the shares.

Our forms of ISO agreement and non-qualified stock options agreement provide for rights of repurchase and rights of first purchase running in favor of us. Under our right of repurchase, prior to the time at which our common stock first becomes publicly traded, we may repurchase any shares of common stock purchased pursuant to the exercise of an option within 90 days following the participant's termination

of employment, directorship or consultancy at a price per share equal to the fair market value of a share of common stock. In addition, under our right of first purchase, prior to the date on which the common stock first becomes publicly traded, any shares of common stock purchased pursuant to the exercise of an option may not be sold or otherwise transferred to any other person unless the participant first gives us the opportunity to purchase such shares at a price per share equal to the lesser of the fair market value of a share of common stock or the price per share to be paid by the prospective purchaser or other transferee. Our forms of ISO agreement and non-qualified stock options agreement further provide that the holder of an option (1) may not sell, exchange, transfer, alienate, hypothecate, pledge, encumber or assign the shares of common stock purchased pursuant to the exercise of the option within six months after the date of the purchase of such shares and (2) may not sell, exchange, transfer, alienate, hypothecate, pledge, encumber or assign the shares of common stock purchased pursuant to the exercise of the option to the extent that such shares are subject to the repurchase right or the right of first purchase described above.

Limits on Awards; Authorized Shares. The aggregate number of shares of stock subject to the 2000 plan is 2,666,667 shares of our common stock.

Additionally, the aggregate number of shares of our common stock subject to awards that may be granted to any individual in any calendar year under the plan will not exceed 333,333.

As is customary in incentive plans of this nature, the plan administrator in its discretion may adjust the number and kind of shares available under the 2000 plan, as well as the number of shares subject to outstanding options and the exercise price of outstanding options, in the event of reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, asset sales or other similar events, or extraordinary dividends or distributions of property to the stockholders.

The 2000 plan will not limit our authority to grant awards or authorize any other compensation, with or without reference to the shares of our common stock, under any other plan.

The 2000 plan also provides that outstanding options and restricted shares issued upon exercise of non-qualified stock options will automatically vest immediately prior to the occurrence of a "change of control" as defined in the 2000 plan. The contemplated merger of Gen-Probe Holding Company into us and the distribution of shares of Gen-Probe common stock to Chugai Pharmaceutical stockholders will not constitute a change in control for this purpose.

Stock Options. An option is the right to purchase shares of our common stock at a future date at a specified price, which is known as the option price. The option price per share may be no less than 100% of the fair market value of a share on the date of grant. However, in the case of ISOs granted to an individual owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our stock or any subsidiary or parent corporation of ours, the option price may be no less than 110% of the fair market value of a share on the date of the grant.

An option may either be an ISO or a nonqualified stock option. ISO benefits are taxed differently from nonqualified stock options. ISOs are also subject to more restrictive terms and are limited in amount by the Code and the 2000 plan. Full payment for shares purchased on the exercise of any option must be made at the time of exercise in a manner approved by the plan administrator.

Termination of or Changes to the 2000 Plan. Our board may amend or terminate the 2000 plan at any time and in any manner. Unless required by applicable law or deemed necessary or advisable by our board, stockholder approval for any amendment will not be required. In no event may any options be granted under the plan after the earlier of (1) the expiration of 10 years from the date the plan is adopted by our board or (2) expiration of 10 years from the date the plan is approved by our stockholders. Outstanding awards may be amended, subject, however, to the consent of the holder if the amendment adversely affects the holder.

Employment Agreements

We have entered into an employment agreement with our President and Chief Executive Officer, Henry L. Nordhoff, which specifies the terms and conditions of his employment. Mr. Nordhoff's base salary is set by the agreement and can be increased from time to time at the discretion of the board of directors (or the compensation committee). Mr. Nordhoff's salary may not be reduced under the agreement without his consent. Mr. Nordhoff's bonus compensation is determined by the board of directors at its discretion. We provide Mr. Nordhoff with a term life insurance policy providing for payment of $1 million to his designated beneficiaries and pay annual club dues on his behalf. Mr. Nordhoff is eligible to participate in our retirement, stock option, insurance and similar plans as in effect from time to time. In the event that we terminate Mr. Nordhoff's employment without cause, he will receive severance in the form of one lump sum payment equal to 6 months salary and continued compensation for up to 6 months, with both the lump sum payment and the continued compensation to be at the salary rate paid him at the time of his termination plus COBRA costs.

We have entered into a change of control agreement with our Vice President and Chief Financial Officer, Herm Rosenman, which provides that in the event that Mr. Rosenman's employment is terminated prior to June 2002 without cause, including due to a change in control, he will receive severance in the form of continued compensation, at the salary rate paid him at the time of his termination plus COBRA costs, for a period not to exceed six months.

None of our other officers has entered into an employment agreement with us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In June 1995, we entered into a cross-license agreement with Chugai Biopharmaceuticals, Inc., a subsidiary of Chugai Pharmaceutical and predecessor to Chugai Pharma USA, LLC, pursuant to which we granted Chugai Biopharmaceuticals an exclusive, royalty-free license to our HPA technology in the therapeutics field and received an exclusive, royalty-free license to certain Chugai Biopharmaceuticals technology for use in fields other than the therapeutics field. From inception through March 31, 2002, we have recognized $1.3 million in revenue and $2.1 million in expenses under this agreement. In April 2002, we and Chugai Pharma USA, LLC entered into an agreement terminating the cross-license agreement.

In May 1997, Chugai Pharmaceutical guaranteed our senior notes in the original principal amount of $14.0 million, with $12.0 million outstanding as of March 31, 2002. The notes bear interest at 7.68%, payable semi-annually. Principal in the amount of $2.0 million is due on May 1 of each year from 2002 through 2007. These notes relate to the financing of our headquarters and manufacturing facility. Under the terms of the separation and distribution agreement, we have agreed to repay, on or prior to the distribution date, the whole amount of these notes then outstanding in the event that we are unable to obtain the release of Chugai Pharmaceutical as a guarantor of our liabilities under these notes. In connection with the distribution, we expect to refinance the $12.0 million of notes payable with a new term loan from a bank. The terms of the notes payable require us to "make-whole" the note holders upon early repayment of the debt, based upon the prevailing interest rates. We anticipate that, in addition to repayment of the $12.0 million, we will incur a make-whole payment of approximately $1.0 million.

In June 1997, we entered into a ground lease with Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.), our direct parent, pursuant to which we leased property on which we constructed our facility at 10210 Genetic Center Drive, San Diego, California. The lease was for a term of approximately 34 years at a base net rental of $525,260 per year. From inception through March 31, 2002, we have recognized $2.5 million in lease expenses. Following the contemplated merger of Gen-Probe Holding Company into us, we will own the land and the ground lease will terminate.

In September 1998, we entered into a distribution agreement with Chugai Diagnostics Science Co., Ltd., currently a subsidiary of Chugai Pharmaceutical, for the distribution of our microbial non-viral diagnostic products in Japan. From inception through March 31, 2002, we have recognized $11.0 million

in sales revenue under this agreement. Sales by Chugai Diagnostics Science comprised of 2.4% of our 2001 revenues.

In July 2001, we entered into a license agreement with Chugai Diagnostics Science. The license agreement has an initial term of 10 years, with automatic renewals for consecutive one year terms unless one party gives the other party notice 90 days prior to the end of the current term. Under the terms of this agreement, we granted Chugai Diagnostics Science a non-exclusive license for Japan in the field of human clinical diagnostics to various of our proprietary technologies, including TMA technology and HPA technology. All rights and title to any discovery, invention or improvement made by Chugai Diagnostics Science as a result of access to our patent rights licensed under the agreement belong solely to Chugai Diagnostics Science. We received a license fee and a royalty payment for sales made prior to the effective date of the agreement and will receive royalty payments in respect of any products incorporating the licensed technology or developed and commercialized by Chugai Diagnostics Science until the expiration of our patents related to these products, which is expected to occur in December of 2020. From inception through March 31, 2002, we have recognized a total of $2.2 million in license and royalty revenue under this agreement. This agreement may be terminated by either party upon a breach of the agreement that is not cured. We also received rights to distribute outside of Japan products developed by Chugai Diagnostics Science under the license. In May 2002, Chugai Pharmaceutical announced that it had entered into an agreement to sell Chugai Diagnostics to Fujirebo Inc. We do not anticipate that the sale will have a material effect on our license or distribution agreement with Chugai Diagnostics.

We own a 17% interest in Molecular Light Technology Research Ltd., from whom we hold an exclusive sublicense for certain chemiluminescence technology. From January 1, 1991 to March 31, 2002, we recognized a total of $0.3 million in revenue and $15.5 million in expenses under this sublicense.

We believe that all of the transactions described above were on terms at least as favorable to us as they would have been had we entered into those transactions with unaffiliated third parties.

THE DISTRIBUTION

General

The board of directors of Chugai Pharmaceutical has approved, subject to shareholder approval of Chugai Pharmaceutical's merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmholding B.V., the reduction in Chugai's capital and capital reserves and other conditions, the distribution of all of the outstanding shares of our common stock to Chugai Pharmaceutical's shareholders. In the distribution, each registered holder of Chugai Pharmaceutical common stock will receive 0.086 shares of Gen-Probe common stock for each share of Chugai Pharmaceutical common stock held by that shareholder on July 31, 2002, the record date for the distribution. Prior to the distribution, Gen-Probe will make an adjustment to the estimated one-for-three reverse split of its common stock so that the number of shares of Gen-Probe common stock outstanding and held by Chugai Pharmaceutical will equal the number of shares to be distributed (including fractional shares) based on the distribution ratio and the actual number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002 (excluding treasury shares). On March 31, 2002, there were 252,024,072 shares of Chugai Pharmaceutical common stock outstanding (excluding 44,492 shares held in the treasury of Chugai Pharmaceutical). Based on the conversion prices in effect on March 31, 2002, an additional 54,562,926 shares of Chugai Pharmaceutical common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 upon conversion of the bonds at the election of the holders. Other than the convertible bonds, no other securities or rights are outstanding pursuant to which shares of Chugai Pharmaceutical common stock may be issued on or prior to July 31, 2002. It is expected that on July 31, 2002 Chugai Pharmaceutical will not hold any shares of its common stock in its treasury.

Based on the number of shares of Chugai Pharmaceutical common stock outstanding on March 31, 2002, each registered holder of Chugai Pharmaceutical common stock would receive ¥49.575 in cash for every share of Chugai Pharmaceutical common stock held on the record date. The actual amount of the

cash distribution will depend on the number of shares of Chugai Pharmaceutical common stock outstanding on the record date. Unless you are subject to Japanese withholding tax at a rate less than 20% by reason of a treaty or otherwise, Chugai Pharmaceutical will withhold all of the cash portion of the distribution and pay this amount to the Japanese taxing authorities on your behalf, and no cash actually will be delivered to you except for payments in lieu of fractional shares. The shares of our common stock to be received by Chugai Pharmaceutical's shareholders in the distribution are not consideration to be received in the merger of Chugai Pharmaceutical with Nippon Roche.

The Reorganization

In March 2002, Chugai Pharma U.S.A., Inc., our direct parent company, commenced a reorganization that will result in our becoming a wholly owned subsidiary of Chugai Pharmaceutical. To date, the reorganization has involved the following steps:

- Chugai Pharmaceutical formed a new wholly owned subsidiary, Chugai USA, Inc.,
- Chugai Pharma U.S.A., Inc. transferred and assigned to Chugai USA, Inc. a real estate lease and certain other assets,
- Chugai Biopharmaceuticals, Inc., another subsidiary of Chugai Pharma U.S.A., Inc., converted to a Delaware limited liability company, Chugai Biopharmaceuticals, LLC,
- Chugai Pharma U.S.A., Inc. sold all of the outstanding membership interests in Chugai Biopharmaceuticals, LLC to Chugai USA, Inc.,
- Chugai Pharmaceutical made a cash contribution to Chugai Pharma U.S.A., Inc., so that following the contribution Chugai Pharma U.S.A., Inc. had $75 million of cash,
- Chugai Pharma U.S.A., Inc. changed its name to Gen-Probe Holding Company, Inc., and
- Chugai Biopharmaceuticals, LLC changed its name to Chugai Pharma USA, LLC.

Prior to the distribution, Gen-Probe Holding Company will merge into us. As a result, we will acquire $75 million of cash and 37 acres of land and land improvements in San Diego, California under and adjacent to our headquarters building. We will not issue additional shares of our common stock in excess of the number of shares currently owned by Gen-Probe Holding Company to Chugai Pharmaceutical to reflect the cash and land we will receive in the merger of Gen-Probe Holding into us. Instead, we will adjust all outstanding options to purchase our common stock in connection with the merger. The number of shares subject to each option will be reduced by a factor of .8241-for-one to recognize the contribution of cash and land to us through the merger. Although the adjustment will result in a reduction in option holders' aggregate ownership stake in us relative to Chugai Pharmaceutical's ownership stake, the reduction will be in proportion to the reduction that would have resulted from our issuance of additional shares of common stock to Chugai Pharmaceutical in connection with the merger had such shares actually been issued. All of the shares subject to options described in this information statement (other than share and per share amounts described in our historical financial statements) have been adjusted to give effect to the merger and related option adjustment and the estimated one-for-three reverse stock split to be effected prior to the distribution.

The following diagrams show our corporate structure (other than our subsidiaries) before and after the reorganization:



Before the Reorganization
Chugai Pharmaceutical Co. Ltd
Chugai Pharma U.S.A., Inc.
Gen-Probe Incorporated
Chugai Biopharmaceuticals, Inc.
After the Reorganization
Chugai Pharmaceutical Co. Ltd.
Gen-Probe Incorporated
Chugai USA, Inc.
Chugai Pharma USA, LLC

After the distribution, Chugai Pharmaceutical will no longer own any interest in us.

Manner of Effecting the Distribution

The general terms and conditions relating to the distribution are set forth in the separation and distribution agreement between us and Chugai Pharmaceutical. Under the separation and distribution agreement, the distribution will be effective at 11:59 p.m. Eastern Standard Time on the distribution date, which we expect to be on or about September 15, 2002. For most Chugai Pharmaceutical shareholders as of the record date whose share are registered in their own names, our transfer agent will credit their shares of Gen-Probe common stock to book entry direct registration accounts established to hold its Gen-Probe common stock. Our distribution agent will send each registered shareholder a statement reflecting their Gen-Probe common stock ownership. Direct registration book entry refers to a method of recording stock ownership in our records in which physical certificates are only available upon request. Shareholders who own Chugai Pharmaceutical common stock through a broker or other nominee may contact their broker or nominee to make arrangements for the transfer of shares of Gen-Probe common stock received in the distribution to their brokerage account. For more information, see "— Direct Registration System" below. As further discussed below, fractional shares will not be distributed.

CHUGAI PHARMACEUTICAL SHAREHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION OR TO SURRENDER OR EXCHANGE SHARES OF CHUGAI PHARMACEUTICAL COMMON STOCK TO RECEIVE OUR COMMON STOCK.

Fractional shares of our common stock will not be issued to Chugai Pharmaceutical shareholders as part of the distribution nor credited to book entry accounts. Instead, the distribution agent will as soon as practicable on or after the distribution date aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to shareholders who would otherwise be entitled to receive fractional shares. The amount of this payment will depend on the prices at which the aggregated fractional shares of our common stock are sold by the distribution agent in the open market shortly after the distribution date. Although we expect these sale proceeds to be in U.S. dollars, we expect to convert amounts payable to shareholders to Japanese yen. We will be responsible for any payment of brokerage

fees and commissions. The amount of these brokerage fees and commissions are not expected to be material to us.

The cash distribution made by Chugai Pharmaceutical is intended to be in an amount sufficient to cover the Japanese withholding tax on the distribution of our common stock and the cash distribution assuming a 20% withholding tax rate applies. For an explanation of the tax consequences of the distribution, please see "Certain United States Federal and Japanese Tax Considerations — United States Tax Consequences."

To be entitled to receive shares of our common stock in the distribution, Chugai Pharmaceutical shareholders must be registered shareholders at the close of business (Tokyo time) on the record date, July 31, 2002.

Because the distribution will be effected in the manner described above, many of our shareholders may hold odd lots or blocks of less than 100 of our shares. An investor selling an odd lot may be required to pay a higher brokerage fee and commission rate than an investor selling round lots or blocks of 100 shares, but a shareholder selling an odd lot through the services of our transfer agent (see "Direct Registration System") will pay the same brokerage fee and commission as an investor selling round lots or blocks of 100 shares.

Direct Registration System

We will have a direct registration (book entry) program with respect to record ownership of our common stock. Direct registration is a form of record keeping that allows shares to be owned, reported and transferred electronically without having a physical stock certificate issued. Persons who acquire shares of our common stock will not receive a physical stock certificate (unless certificates are specifically requested); rather, ownership of the shares is recorded in the names of such persons electronically on our books and records. Direct registration is intended to alleviate problems relating to stolen, misplaced or lost stock certificates and to reduce the paperwork relating to the transfer of ownership of our common stock.

Under direct registration, the voting, dividend and other rights and benefits of holders of our common stock remain the same as with holders of certificates.

At or about the time of the distribution, we will mail to registered Chugai Pharmaceutical shareholders as of the record date a statement confirming the issuance to them of the appropriate number of shares of our common stock through direct registration. Shareholders who continue to hold their shares in direct registration will receive, at a minimum, an annual account statement of their holdings of Gen-Probe common stock in the direct registration system. Shareholders who desire a physical stock certificate evidencing their Gen-Probe common stock can arrange to have a certificate issued by making a request to the transfer agent, Mellon Investor Services, LLC.

To utilize the services of a stock broker to sell their shares, shareholders holding their shares through direct registration must first arrange to transfer their shares to their account at their broker.

Shareholders who have an account with a broker that is a member of (or has a correspondent relationship with) the Depository Trust Company may use one of three methods to arrange for transfer of their shares from their direct registration account to their brokerage account:

Method One. A shareholder may provide his broker with his personal account information contained in his direct registration statement and request that the broker initiate a transfer of the shares through the direct registration system to the broker.

Method Two. A shareholder may complete a "Broker-Dealer Authorization Form" and deliver that document to our transfer agent. The transfer agent will add appropriate stock broker information to the direct registration account so that the shareholder may by telephone or in writing transfer his shares from his direct registration account to his brokerage account.

Method Three. Gen-Probe shares may also be transferred from a shareholder's direct registration account to his brokerage account by requesting issuance of a physical certificate and delivering the certificate to the broker.

Methods One through Three are not expected to be generally available to Japanese resident shareholders.

Shares of our common stock owned through direct registration may be sold or transferred through the services of the Mellon Bank N.A., an affiliate of our transfer agent, Mellon Investor Services, LLC. Sales will be made through the transfer agent when practicable, but at least once each week. The transfer agent cannot accept instructions to sell shares on a specific day or at a specific price. The price per share will be the average price per share of all of our common stock sold during the period by the transfer agent for holders of book entry shares. This method of selling shares is not generally available to Japanese resident shareholders as a result of the Foreign Securities Firms Law of Japan.

For a shareholder who is a resident of Japan, Japanese law generally requires that shares of our common stock owned through the direct registration system must be sold and transferred through a brokerage firm licensed in Japan. Before selling shares of our common stock, a Japanese resident generally must first open a foreign securities trading account with a brokerage firm licensed in Japan having a U.S. custodian that is a member of (or has correspondent relationship with) the Depository Trust Company, and transfer his, her or its shares to such account at such brokerage firm through the direct registration system or by executing a Broker-Dealer Authorization Form. As a result of the requirement that shares held by Japanese residents be sold and transferred through a brokerage firm licensed in Japan, Japanese residents receiving shares of Gen-Probe common stock in the distribution may experience delays in selling their shares.

Reasons for the Distribution

Chugai Pharmaceutical has entered into an agreement with Roche Pharmholding B.V. whereby Chugai Pharmaceutical's and Nippon Roche's businesses will be combined and Roche Pharmholding will acquire a controlling interest in Chugai Pharmaceutical. Nippon Roche will merge into Chugai Pharmaceutical under Japanese law, with Roche Pharmholding receiving Chugai Pharmaceutical common stock in the merger. Prior to the merger, Roche Pharmholding will make a tender offer to purchase Chugai Pharmaceutical shares, representing approximately 10% of the currently outstanding shares, from Chugai Pharmaceutical's current public shareholders and may also purchase newly issued shares of Chugai Pharmaceutical common stock from Chugai Pharmaceutical for cash, with the result that upon completion of the transactions Roche Pharmholding will own 50.1% of the outstanding stock of Chugai Pharmaceutical.

Chugai Pharmaceutical and Roche Pharmholding have concluded that unless Chugai Pharmaceutical disposes of its interest in us, their proposed transactions could raise serious antitrust concerns that would entail a protracted investigation of uncertain outcome by United States antitrust authorities, potentially resulting in a requirement to divest Gen-Probe. These concerns arise from the fact that Gen-Probe and one or more subsidiaries of Roche Pharmholding's corporate parent, Roche Holding Ltd., are important existing innovators and suppliers of diagnostic and blood screening technologies and products both in the United States and elsewhere. Therefore, in order to enable the parties to effect the proposed transactions without undue delay and risk of having the transaction blocked, Chugai Pharmaceutical and Roche Pharmholding determined that Chugai Pharmaceutical should divest itself of its interest in Gen-Probe prior to the completion of the transactions between Chugai Pharmaceutical and Roche Pharmholding. Chugai Pharmaceutical determined that effecting the divesture through the spin-off of Gen-Probe through a stock distribution was the most advantageous alternative for Chugai Pharmaceutical's shareholders.

Results of the Distribution

After the distribution, we will be an independent public company owning and operating our clinical diagnostics and blood screening business. Immediately after the distribution, we expect to have approximately 21,000 holders of shares of our common stock and approximately 21,666,666 shares of our common stock outstanding, assuming no exercise of outstanding stock options. The actual number of shares to be distributed will be determined on the record date based on the number of shares of Chugai Pharmaceutical common stock outstanding on the record date.

For information regarding options to purchase our common stock that are currently outstanding and will be outstanding after the distribution, please see "Management." Prior to the distribution, we will enter into agreements with Chugai Pharmaceutical and Chugai Pharma USA, LLC (the successor to our former sister company Chugai Biopharmaceuticals, Inc.) in connection with, among other things, tax indemnities. For a more detailed description of these agreements, please see "Arrangements among Chugai Pharmaceutical, Its Affiliates and Gen-Probe."

The distribution will not affect the number of outstanding shares of Chugai Pharmaceutical common stock or any rights of Chugai Pharmaceutical shareholders.

Listing and Trading of Our Common Stock

There is not currently a public market for our common stock. We have applied for quotation and trading of common stock on the Nasdaq National Market in the United States. We anticipate that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. We expect that on the first trading day following the distribution date, when-issued trading in our common stock will end and regular-way trading will begin, but when-issued trading may continue for a limited period following the distribution date if sufficient shares are not available for trading immediately following the distribution. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction.

We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date. Although the price at which our stock trades may fluctuate significantly until our common stock is fully distributed and an orderly market develops, we believe the presence of a when-issued trading market may have a stabilizing effect on the price of our common stock following the distribution. In addition, the combined trading prices of our common stock and Chugai Pharmaceutical common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of Chugai Pharmaceutical common stock prior to the distribution.

The shares distributed to Chugai Pharmaceutical shareholders will be freely transferable except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

Reason for Supplying this Information Statement

This information statement is being supplied by Chugai Pharmaceutical solely to provide information to shareholders of Chugai Pharmaceutical who will receive shares of Gen-Probe's common stock in the distribution. It is not to be construed as an inducement or encouragement to buy or sell any of Gen-Probe's securities. The information contained in this information statement is believed by Gen-Probe to be accurate as of the date set forth on its cover. Changes may occur after that date and Gen-Probe will not update the information except in the normal course of its respective public disclosure obligations and practices.

CERTAIN UNITED STATES FEDERAL AND JAPANESE TAX CONSIDERATIONS

The following is a summary of certain United States federal and Japanese tax consequences of the receipt in the distribution, the ownership and the disposition of Gen-Probe common stock. A "United States Holder" is a beneficial owner of Chugai Pharmaceutical stock that receives Gen-Probe common stock in the distribution that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any state therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust that meets the following two tests: (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. A non-United States Holder is a beneficial owner of Chugai Pharmaceutical stock that receives Gen-Probe common stock in the distribution that is not a United States Holder. A "Japanese Holder" is a beneficial owner of Chugai Pharmaceutical stock that receives Gen-Probe common stock in the distribution that is a resident of Japan for Japanese tax purposes.

THE FOLLOWING SUMMARY OF MATERIAL TAX CONSEQUENCES FOR HOLDERS IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A HOLDER. IT DOES NOT ADDRESS TAX CONSEQUENCES OF THE DISTRIBUTION IN JURISDICTIONS OTHER THAN THE UNITED STATES AND JAPAN. EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE RECEIPT OF SHARES OF GEN-PROBE COMMON STOCK IN THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF SHARES OF GEN-PROBE COMMON STOCK.

This summary does not address all aspects of United States federal taxation that may be relevant to a particular holder's tax position or to holders who may be subject to special tax rules, such as tax rules applicable to dealers in securities, financial institutions, insurance companies, or tax-exempt organizations, or, with respect to United States federal tax consequences, taxpayers holding Chugai Pharmaceutical or Gen-Probe common stock as part of a "straddle," "hedge," or "conversion transaction" or non-United States Holders subject to rules affecting expatriates. This summary does not address state and local taxation in the United States or the tax consequences of any jurisdiction outside of the United States and Japan.

This summary is based upon current statutes, regulations, rulings and court decisions, the current income tax treaty between the United States and Japan (the "U.S.-Japan Income Tax Treaty") and the current treaty between the United States and Japan relating to taxes on estates and gifts (the "U.S.-Japan Estate Tax Treaty"). All the foregoing are subject to change, and any such change could affect the continuing validity of this summary.

United States Tax Consequences

Distribution of Gen-Probe Common Stock

United States Holders. Chugai Pharmaceutical has applied for a ruling from the IRS regarding the qualification of the distribution of Gen-Probe common stock as tax-free under the Internal Revenue Code of 1986, as amended, or the Code. The IRS is not required to issue a ruling within any specified time period, and can decline to issue a ruling even if it does not conclude that a different result is required. If Chugai Pharmaceutical receives a ruling that the stock distribution qualifies as a tax-free distribution, although such a ruling will be generally binding on the IRS, the validity of the ruling will be subject to the accuracy of factual representations and assumptions made by Chugai Pharmaceutical in connection with the ruling request. Chugai Pharmaceutical is not aware of any facts or circumstances that would make such representations and assumptions untrue. If a favorable ruling is not received from the IRS prior to the date of the distribution, Hughes Hubbard & Reed LLP, counsel for Chugai Pharmaceutical, expects to render an opinion to Chugai Pharmaceutical on the distribution date to the effect that, while the matter is

not free from doubt and the IRS or a court could reach a different conclusion, it is more likely than not that the stock distribution will qualify as a tax-free distribution for United States federal income tax purposes. The opinion would be subject to customary representations and assumptions including the continuing accuracy of the representations and assumptions made in connection with the ruling request, as well as the assumption that the distribution and related transactions have occurred or will occur in the manner described in this information statement and the underlying agreements described herein. Any change in the relevant facts or applicable law between the date hereof and the distribution date could affect the ability of counsel to provide the opinion, the conclusions in which could also be affected by subsequent changes in facts or applicable law. An opinion of counsel is not binding on the IRS or a court. In addition, neither the receipt of a favorable IRS ruling nor an opinion of counsel is a condition to consummation of the distribution.

If the stock distribution qualifies as a tax-free distribution, then:

(1) No gain or loss will be recognized by (and no amount will be included in the income of) a United States Holder upon the receipt of the Gen-Probe common stock;

(2) The aggregate tax basis of the Gen-Probe common stock and the Chugai Pharmaceutical common stock in the hands of a United States Holder immediately after the distribution will be the same as the United States Holder's basis in its Chugai Pharmaceutical shares immediately before the distribution, and such aggregate tax basis will be allocated between the Gen-Probe shares and the Chugai Pharmaceutical shares based upon their respective fair market values immediately after the distribution;

(3) Assuming the Chugai Pharmaceutical shares held by the United States Holder are held as a capital asset, the holding period for the Gen-Probe common stock received in the distribution by a United States Holder will include the period during which the United States Holder held its Chugai Pharmaceutical shares; and

(4) A United States Holder who receives cash in lieu of a fractional share of Gen-Probe common stock will be treated as having (i) received that fractional share in the distribution and then (ii) sold the fractional share for cash. Accordingly, the United States Holder will recognize gain or loss equal to the difference between its basis for that fractional share (determined under (2) above) and the amount of cash received. The gain or loss will be a capital gain or loss if the fractional share would have been held by the United States Holder as a capital asset, and will be a long-term capital gain or loss if the United States Holder held its Chugai Pharmaceutical shares for more than one year.

If the IRS were to assert successfully that the stock distribution does not qualify as a tax-free distribution, an amount equal to the fair market value on the date of the distribution of the Gen-Probe common stock received will be treated as a taxable dividend. Such taxable distribution would be taxed first as a dividend to the extent of Chugai Pharmaceutical's current and accumulated earnings and profits (as determined for United States federal income tax purposes), then as a nontaxable return of capital to the extent of the United States Holder's basis in its Chugai Pharmaceutical shares, and finally as capital gain (assuming the Chugai Pharmaceutical shares are held as capital assets). If the stock distribution does not qualify as a tax-free distribution, the United States Holder's basis in the Gen-Probe common stock would equal the fair market value of the Gen-Probe common stock on the date of the distribution and such holder's holding period for the Gen-Probe common stock would commence on the day following the distribution.

Any cash received by a United States Holder in connection with the distribution (including any cash applied to pay Japanese withholding tax) will be treated as a taxable dividend regardless of whether the stock distribution qualifies as tax free (except, if the stock distribution qualifies as a tax-free distribution, cash received in lieu of a fractional share will be treated in the manner described above).

Treasury regulations require that each United States Holder that receives Gen-Probe common stock in the distribution attach a statement to its federal income tax return for the taxable year in which the

distribution occurs showing the applicability of the tax-free distribution provisions of the Code to the distribution, assuming that the stock distribution so qualifies. Chugai Pharmaceutical will provide each United States Holder with the information necessary to comply with this requirement.

Any dividend income recognized by a United States Holder in connection with the distribution will generally be treated as foreign source income. A United States Holder will be entitled to a foreign tax credit or deduction for Japanese withholding taxes imposed with respect to the distribution, subject to generally applicable limitations.

Non-United States Holders. A non-United States Holder (other than a non-United States Holder whose income from the distribution is effectively connected with the conduct of a United States trade or business) will not be subject to United States federal income tax on the receipt of Gen-Probe common stock or cash pursuant to the distribution.

Taxation of Dividends

United States Holders. Any dividend paid on the Gen-Probe common stock will be taxed first as ordinary dividend income to the extent of Gen-Probe's current and accumulated earnings and profits (as determined for United States federal income tax purposes), then as a nontaxable return of capital to the extent of the United States Holder's basis in its Gen-Probe common stock, and finally as capital gain (assuming the Gen-Probe common stock is held as a capital asset). A United States corporation that receives dividends from Gen-Probe generally will be eligible for the dividends received deduction allowed to United States corporations under the Code, subject to generally applicable limitations.

Non-United States Holders. Dividends Gen-Probe pays to a non-United States Holder generally will be subject to withholding of United States federal income tax at a rate of 30%, unless a reduced withholding tax rate applies under an applicable income tax treaty. The rate of withholding for a Japanese Holder eligible for the benefits of the U.S.-Japan Income Tax Treaty generally is 15% (subject to possible further reduction to 10% in the case of an eligible Japanese Holder that is a corporation that owned at least 10% of the voting shares of Gen-Probe during the part of Gen-Probe's taxable year which precedes the date of payment of the dividend and during the whole of Gen-Probe's prior taxable year).

To claim a reduced withholding rate under a treaty, a non-United States Holder will be required to file with Gen-Probe or its agent or a qualified intermediary a beneficial owner withholding certificate (Form W-8BEN) signed under penalties of perjury certifying that the non-United States Holder qualifies for a reduced withholding tax rate. On the withholding certificate, the non-United States Holder will have to provide, among other things, its name, permanent residence address, and basis for reduced rate of withholding claimed (including any applicable treaty provisions), but will not have to provide a United States taxpayer identification number. The withholding certificate will remain valid for three years or until such time as a change in circumstances makes any of the information in the withholding certificate incorrect. If the Gen-Probe common stock is held by or through a foreign partnership or a foreign intermediary, the partnership or intermediary, as well as the partners or beneficial owner, may need to satisfy certification requirements. A non-United States Holder eligible for a reduced rate of withholding under a treaty that incurs United States withholding at the 30% rate may obtain a refund of any such excess withholding tax by filing a claim for refund with the IRS.

The withholding tax does not apply to dividends paid to a non-United States Holder that provides to Gen-Probe or its agent a certification that the dividends are effectively connected with the non-United States Holder's conduct of a trade or business within the United States (Form W-8ECI). Instead, the effectively connected dividends generally will be subject to regular United States income tax on a net income basis as if the non-United States Holder were a United States resident. For non-United States Holders that are eligible for the benefits of an applicable income tax treaty and who disclose their reliance on the treaty to the IRS, any effectively connected income generally will be subject to United States federal income tax on a net income basis only if it is attributable to a permanent establishment in the United States maintained by the holder. A corporate non-United States Holder receiving effectively connected dividends also may be subject to an additional "branch profits tax" imposed at a rate of 30%

(subject to reduction or exemption under applicable treaties) on its effectively connected earnings and profits for the taxable year, within the meaning of the Code, as adjusted for certain items. The U.S.-Japan Income Tax Treaty provides an exemption from the branch profits tax for Japanese corporations that are eligible for the benefit of the treaty (subject to special anti-treaty shopping rules).

Taxation of Capital Gains

United States Holders. Upon the sale or exchange of Gen-Probe common stock, a United States Holder generally will recognize gain or loss for United States federal income tax purposes equal to the difference between the United States Holder's tax basis in the Gen-Probe common stock and the amount realized. Such gain or loss will be capital gain or loss if the Gen-Probe common stock constituted a capital asset in the hands of the United States Holder and will be long-term capital gain or loss if the United States Holder held the Gen-Probe common stock for more than one year.

Non-United States Holders. A non-United States Holder generally will not be subject to United States federal income tax with respect to any gain recognized upon the disposition of Gen-Probe common stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the non-United States Holder, (ii) in the case of a non-United States Holder who is an individual, the non-United States Holder is present in the United States for 183 or more days in the taxable year of the disposition and either (a) the individual's "tax home" for United States federal income tax purposes is in the United States (unless such gain is attributable to a fixed place of business in a foreign country maintained by such individual and has been subject to a foreign tax of at least 10%), or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by the individual, or (iii) Gen-Probe is or has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such non-United States Holder's holding period, and, assuming that the Gen-Probe common stock is publicly traded, such non-United States Holder directly or indirectly held at any time during such period more than 5% of the Gen-Probe common stock. Gen-Probe does not believe that it has ever been, and does not anticipate becoming, a United States real property holding corporation.

United States Information Reporting Requirements and Backup Withholding Tax

Gen-Probe generally must report annually to the IRS and to each Holder the amount of dividends paid, the name and address of the recipient, and the amount of United States federal income tax withheld with respect to each Holder. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which a non-United States Holder is a resident under the provisions of an income tax treaty (with respect to Japanese Holders, copies of such returns may be made available to Japanese tax authorities under the United States-Japan Income Tax Treaty).

Under certain circumstances, a United States Holder may be subject to backup withholding on dividends paid with respect to, or cash proceeds of a sale or exchange of, the Gen-Probe common stock. Backup withholding will apply to a United States Holder only if the holder (i) fails to furnish the person required to withhold with its taxpayer identification number, or TIN, which, for an individual, would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply to certain exempt United States Holders such as corporations and tax-exempt organizations.

A non-United States Holder is required to certify its non-United States status to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a United States office of a broker.

United States information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of the Gen-Probe common stock where the transaction is effected outside the United States through a non-United States office of a non-United States broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a United States person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a controlled foreign corporation as defined in the Code, or (iv) a foreign partnership with certain United States connections, unless in such a case the broker has documentary evidence in its records that the holder is a non-United States Holder and certain conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be credited for the amount withheld. When withholding results in an overpayment of taxes, a refund may be obtained by filing a claim for refund with the IRS. Backup withholding tax is imposed at the rate equal to the fourth lowest tax rate applicable to unmarried individuals filing United States federal income tax returns (currently 30%).

Estate Tax

A United States or non-United States Holder owning Gen-Probe common stock at the time of his or her death, or who had made lifetime transfers of Gen-Probe common stock while retaining certain rights, powers, or interests, generally will be required to include the value of the Gen-Probe common stock in his or her gross estate for United States federal estate tax purposes unless, in the case of non-United States Holders, an applicable estate tax treaty provides an exemption.

Under the U.S.-Japan Estate Tax Treaty, where a beneficiary of a decedent who was a non-United States Holder is domiciled in Japan, the estate is permitted a prorated allowance of any specific exemption which would otherwise be allowable if such Holder was a national of or domiciled in the United States. The amount of the specific exemption will be limited to the proportion of the exemption which the value of the Gen-Probe common stock bears to the value of the total property which would have been subject to United States estate tax if the decedent had been a national of or domiciled in the United States.

Japanese Tax Consequences

Distribution of Gen-Probe Common Stock and Cash

Taxation of Chugai Pharmaceutical. For Japanese tax purposes, the distribution of Gen-Probe common stock by Chugai Pharmaceutical to its shareholders will be treated as a reduction of capital. Chugai Pharmaceutical will recognize a capital gain for Japanese tax purposes equal to the excess of the fair market value of the shares of Gen-Probe over the book basis of the shares, subject to corporate income tax at an effective corporate income tax rate of approximately 42%.

Dividend and Capital Gain Income to Shareholders. Chugai Pharmaceutical's shareholders will recognize deemed dividends for Japanese tax purposes as a result of the distribution of Gen-Probe common stock and cash. The amount of the deemed dividend recognized by a shareholder will be equal to the excess of the fair market value of the Gen-Probe common stock and the amount of cash received by the shareholder over the amount of the reduction in paid-in capital and capital surplus to such

shareholder's Chugai Pharmaceutical shares. The amount of the reduction in paid-in capital and capital surplus to a shareholder's shares will be calculated under the following formula:

$$\text{Total paid-in capital and capital surplus before capital reduction} \times \frac{A}{B}^{*} \times \frac{C}{D} = \text{Reduction in paid-in capital and capital surplus allocable to the holder's shares}$$

A = The total fair market value of Gen-Probe common stock (including fractional shares) and cash distributed to all shareholders

B = Chugai Pharmaceutical's net book value as of March 31, 2002, as calculated for Japanese tax purposes

C = Number of Chugai Pharmaceutical shares owned by holder

D = Total number of outstanding Chugai Pharmaceutical shares

* = The ratio of A/B will be rounded up to one decimal place

Based upon Chugai Pharmaceutical's valuation of the Gen-Probe shares, the amount of the deemed dividend is expected to be approximately 204 yen per share of Chugai Pharmaceutical, although the valuation could be challenged by the Japanese tax authorities.

A shareholder will also recognize capital gain or loss for Japanese tax purposes based upon the difference between (i) the fair market value of the Gen-Probe common stock and the amount of cash received by the shareholder minus the amount treated as a deemed dividend and (ii) the portion of the shareholder's cost basis in his Chugai Pharmaceutical shares attributable to the reduction in capital. The portion of the shareholder's cost basis attributable to the reduction in capital is calculated as follows:

$$\text{Holder's cost basis in Chugai Pharmaceutical shares immediately before reduction in capital} \times \frac{A}{B}^{*} = \text{Holder's cost basis attributable to reduction in capital}$$

* = The ratio of A/B will be rounded up to one decimal place

Japanese Holders. Deemed dividends received by corporate Japanese Holders as a result of the distribution are subject to a 20% withholding tax on the gross amount of the deemed dividends calculated as above. The withholding tax may be credited against the national corporate income tax liability of the corporate Japanese Holder. A Japanese corporation or a Japanese branch of a foreign corporation receiving dividends from another Japanese corporation may qualify for an 80% (this percentage is expected to be reduced to 50% due to the 2002 corporate income tax revision in Japan for dividends paid on or after April 1, 2002) dividend-received deduction, subject to certain limitations.

Dividends distributed by Chugai to individual Japanese Holders are generally subject to a 20% withholding tax on the gross amount of the deemed dividends calculated as above. The deemed dividends are added to other income earned by the individual shareholder, and progressive rates (up to a maximum 50%, including local tax rate of 13%) of tax are applied to the total income.

An individual Japanese Holder may elect instead to have tax withheld at a 35% rate, if the taxpayer owns less than 5% of the shares of the company paying dividends and total deemed dividends received by the taxpayer from the company are less than 500,000 yen in the calendar year. In this case, the shareholder does not need to include the dividend in the individual national income tax return, and the amount of deemed dividends are taxed separately (i.e., the dividend does not have to be added to other income with respect to which progressive tax rates would be applied). However, the credit for dividends, discussed below, is not available if this election is made. In addition, for local tax purposes, the shareholder is required to file a return including the amount of the dividend. The progressive local tax rate (maximum 13%) would apply to the Japanese Holder's total income including dividends.

Withholding tax may be credited against the national individual income tax liability of the Japanese individual shareholder, and a credit for dividends may also be available. If a taxpayer's total taxable

income is 10 million yen or less, a tax credit of 10% of the amount of gross dividends and 5% of distribution of earnings from securities investment trusts (excluding general securities investment trusts denominated in foreign currencies) is allowed. If total taxable income exceeds 10 million yen, the 10% and 5% credit apply to the amount of dividends and distribution of earnings from the securities investment trust that, when added to all other income, brings total taxable income to 10 million yen. A 5% and 2.5% credit are allowed with respect to taxable income in excess of that amount.

Capital gains or losses calculated in the manner described above will be added to or deducted from the taxable income of corporate Japanese Holders, subject to corporate income tax at the effective tax rate of 42%.

In the case of individual Japanese Holders, capital gains are taxed separately from other income. A 26% tax (20% national income tax and 6% local inhabitant tax) applies to net capital gains. Capital losses derived from the reduction of capital can only be used to offset capital gains derived from the sale of stock in the same calendar year.

Non-Japanese Holders. A non-Japanese Holder will be subject to Japanese withholding tax on deemed dividend income resulting from the distribution at the rate of 20% subject to possible reduction under an applicable treaty. In the case of the U.S.-Japan Income Tax Treaty, the withholding tax rate is generally reduced to 15%. A non-resident shareholder who is entitled to a reduced rate of withholding tax on deemed dividends under a treaty is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends through Chugai Pharmaceutical to the relevant tax authorities before the distribution.

A non-Japanese Holder is not subject to Japanese tax on capital gains, unless it has a permanent establishment in Japan or owns 25% or more of the outstanding shares of Chugai Pharmaceutical. Under certain treaties, including the U.S.-Japan Income Tax Treaty, the capital gains tax only applies to non-Japanese Holders with permanent establishments in Japan.

Japanese Information Reporting Requirements. With respect to each holder who receives a deemed dividend of more than 100,000 yen, Chugai Pharmaceutical will be required to report the amount of deemed dividends paid, the name and address of the recipient, and the amount of tax withheld with respect to each holder, to the Japanese tax authorities and to each holder within one month from the date the amount of the deemed dividend is determined. Copies of the information returns reporting the dividends and withholding taxes may also be made available to the tax authorities in the country in which a non-Japanese Holder is a resident under the provisions of an applicable income tax treaty.

Ownership and Disposition of Gen-Probe Common Stock

The Japanese tax considerations discussed below with respect to ownership and disposition of Gen-Probe common stock generally apply only to Japanese Holders.

Dividends. Japanese Holders generally will be subject to Japanese income tax on any dividends received with respect to Gen-Probe Common Stock subject to the generally applicable corporate or individual income tax rates. If the dividends are paid through a financial institution in Japan, withholding tax at a rate of 20% will be imposed on the gross dividend, net of United States withholding tax. Both the United States withholding tax and the Japanese withholding tax can be claimed as a credit by the Japanese Holder against the income liability reflected on its income tax return.

Alternatively, an individual Japanese Holder who receives less than 500,000 yen in dividends from Gen-Probe during the year can elect to have a 35% Japanese withholding tax apply, in which case the dividend income will not have to be reflected on his national income tax return. A holder making this election, however, will not be entitled to a foreign tax credit for the United States tax withheld, and will have to reflect the dividend on his local income tax return.

Sale of Gen-Probe Common Stock. Capital gain or loss arising from a sale of Gen-Probe common stock by a Japanese Holder will be subject to the normal Japanese tax rules applicable to capital gains and losses.

Inheritance Tax. An individual who is subject to Japanese inheritance tax who inherits shares of Gen-Probe common stock is generally entitled to a credit against its inheritance tax liability for any United States estate tax imposed upon the decedent with respect to the shares.

ARRANGEMENTS AMONG CHUGAI PHARMACEUTICAL, ITS AFFILIATES AND GEN-PROBE

We have entered into the separation and distribution agreement with Chugai Pharmaceutical and will enter into a number of ancillary agreements with Chugai Pharma USA, LLC (our former sister company formerly known as Chugai Biopharmaceuticals, Inc.) for the purpose of accomplishing the distribution. These agreements will govern the relationship between Chugai Pharmaceutical, Chugai Pharma USA, LLC and us subsequent to the distribution and provide for certain tax indemnities and the allocation of tax liabilities and obligations attributable to periods prior to the distribution.

The ancillary agreements include:

- Transition Services Agreement, and
- Tax Sharing Agreement.

The material agreements summarized below will be filed as exhibits to the registration statement of which this information statement forms a part, and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. None of these agreements will restrict either us, Chugai Pharmaceutical or Chugai Pharma USA, LLC from developing or acquiring products that may compete against the products offered by the other party.

Separation and Distribution Agreement

The separation and distribution agreement sets forth the agreements between us and Chugai Pharmaceutical with respect to the principal corporate transactions required to effect the distribution of our shares to Chugai Pharmaceutical's shareholders and other agreements governing the relationship between Chugai Pharmaceutical and us.

The Distribution. The separation and distribution agreement provides that, subject to the terms and conditions contained in the agreement, we and Chugai Pharmaceutical will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to be satisfied, and to effect the distribution. Chugai Pharmaceutical's agreement to consummate the distribution is subject to the satisfaction or waiver by Chugai Pharmaceutical, in its sole discretion, of a number of conditions including the following:

- any material governmental approvals and consents necessary to consummate the distribution shall have been obtained and be in full force and effect, including approval by Chugai Pharmaceutical's shareholders of Chugai Pharmaceutical's merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmholding B.V., the issuance by Chugai Pharmaceutical of new shares to Roche Pharmholding B.V., and Chugai Pharmaceutical's proposed capital reduction involving the distribution of the shares of our stock held by Chugai Pharmaceutical to its shareholders,
- no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution shall be in effect,
- Chugai Pharmaceutical shall be satisfied that it has no liability as a guarantor for any liability of Gen-Probe under Gen-Probe's senior notes, and
- no other events or developments shall have occurred that, in the judgment of Chugai Pharmaceutical, would result in the distribution having an adverse affect on Chugai Pharmaceutical or Chugai Pharmaceutical's shareholders.

If Chugai Pharmaceutical waives a material condition to the distribution after the date of this information statement, we intend to issue a press release disclosing this waiver and amend this information statement or file a report on Form 8-K with the Securities and Exchange Commission.

Releases and Indemnification. The separation and distribution agreement provides for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the distribution date, between or among us or any of our subsidiaries or affiliates, on the one hand, and Chugai Pharmaceutical or any of its subsidiaries or affiliates other than us, on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the distribution date, other than specified agreements between us and Chugai Diagnostics Science Co., Ltd. and Chugai Pharma USA, LLC.

We have agreed to indemnify, hold harmless and defend Chugai Pharmaceutical, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

- the failure of us or any of our affiliates or any other person to pay, perform or otherwise promptly discharge any liabilities associated with our business, in accordance with their terms,
- our business, assets or liabilities,
- any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this information statement or necessary to make the statements in the registration statement or this information statement not misleading (other than information relating to Chugai Pharmaceutical and supplied in writing by Chugai Pharmaceutical), and
- any increase in the Japanese tax liability of Chugai Pharmaceutical in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan.

Chugai Pharmaceutical has agreed to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

- the failure of Chugai Pharmaceutical or any affiliate of Chugai Pharmaceutical, other than us, or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of Chugai Pharmaceutical or its affiliates, other than us and liabilities associated with our business,
- the business or any liabilities of Chugai Pharmaceutical or its affiliates, other than liabilities associated with our business,
- any claim by a shareholder or shareholders of Chugai Pharmaceutical relating to the merger of Chugai Pharmaceutical and Nippon Roche, and
- any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this information statement or necessary to make the statements in the registration statement or this information statement not misleading, with respect to all information relating to Chugai Pharmaceutical and supplied in writing by Chugai Pharmaceutical.

The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Dispute Resolution. The separation and distribution agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Chugai Pharmaceutical. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Chugai Pharmaceutical. If such efforts are not successful,

either we or Chugai Pharmaceutical may submit the dispute, controversy or claim to non-binding mediation, subject to the provisions of the agreement. If the dispute is not resolved through mediation, the dispute shall be settled by arbitration.

Expenses. Except as expressly set forth in the separation and distribution agreement or in any other ancillary agreement, each party will bear its own expenses paid or incurred in connection with the distribution.

Termination. The separation and distribution agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the distribution date in the sole discretion of Chugai Pharmaceutical without our approval or the approval of the shareholders of Chugai Pharmaceutical. In the event of a termination of the separation and distribution agreement, no party shall have any liability of any kind to any other party or any other person. After the distribution date, the agreement may not be terminated except by an agreement in writing signed by both Chugai Pharmaceutical and us.

Amendments and Waivers. Prior to the distribution date, Chugai Pharmaceutical may amend, supplement and modify the separation and distribution agreement and the ancillary agreements in its sole discretion without our approval. After the distribution, no provisions of the separation and distribution agreement or any ancillary agreement will be deemed waived, amended, supplemented or modified by any party, unless the waiver, amendment, supplement or modification is in writing and signed by the authorized representative against whom it is sought to enforce the waiver, amendment, supplement or modification.

Further Assurances. In addition to the actions specifically provided for elsewhere in the separation and distribution agreement, both we and Chugai Pharmaceutical have agreed to use our reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the agreement and the other ancillary agreements.

Transition Services Agreement

We and Chugai Pharma USA, LLC have entered into a transition services agreement pursuant to which we will provide Chugai Pharma USA, LLC various services, including, but not limited to, administrative, finance and accounting, human resources and other services related to general workplace management. The agreed upon charges for such services are generally intended to allow us to recover fully the allocated costs of providing such services, plus a 10% mark-up. The term of the agreement extends until April 4, 2003, but Chugai Pharma, LLC can terminate the agreement on 30 days notice. The agreement may be extended by the parties in writing either in whole or in part.

Tax Sharing Agreement

We and Chugai Pharma USA, LLC will enter into a tax sharing agreement which will govern Chugai Pharma USA, LLC's and our respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period during which Chugai Pharma USA, LLC (or its predecessor Chugai Biopharmaceuticals, Inc.) was included in consolidated or combined returns filed by us or our parent company Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.). Generally, Chugai Pharma USA, LLC will be liable for all taxes required to be paid in connection with such returns that are properly allocable to its income. We generally will be liable for all other taxes attributable to our business.

OWNERSHIP OF OUR STOCK

As of March 31, 2002, all of the outstanding shares of our common stock were owned beneficially and of record by Chugai Pharmaceutical. However, as of March 31, 2002, we have granted options to purchase 1,632,666 shares of our common stock, none of which has been exercised. The number of shares subject to outstanding options assumes we will effect a one-for-three reverse stock split prior to the distribution. If we are required to adjust the reverse split ratio, the number of shares subject to options also will be adjusted. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock, immediately following completion of the distribution, by:

- each person who is known by us to be the beneficial owner of 5 percent or more of our common stock,
- each director, each director nominee, our chief executive officer and our four other most highly compensated officers identified in "Management — Executive Compensation," and
- all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of this information statement into shares of our common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The projections below are based on the number of shares of Chugai Pharmaceutical common stock beneficially owned by each person or entity at March 31, 2002 (except as otherwise disclosed in the footnotes) and the number of shares subject to options granted to these individuals under our 2000 Equity Participation Plan that are exercisable within 60 days of the date of the table. Chugai Pharmaceutical's shareholders and the number of shares they hold will change between March 31, 2002 and July 31, 2002, the record date for the distribution. The aggregate number of shares of Chugai Pharmaceutical common stock outstanding also may change between March 31, 2002 and July 31, 2002. The share amounts and percentages in the table, other than those representing shares subject to options granted under the 2000 Equity Participation Plan, reflect a projected distribution of 21,666,666 shares of Gen-Probe common stock, a distribution ratio of 0.086 shares of Gen-Probe common stock for each share of Chugai Pharmaceutical common stock outstanding, and 252,024,072 shares of Chugai Pharmaceutical common stock outstanding. Because the distribution ratio of 0.086 shares of Gen-Probe common stock for each share of Chugai Pharmaceutical common stock outstanding on July 31, 2002 (the record date for the distribution), is fixed, the actual number of our shares of common stock outstanding upon completion of the distribution will depend on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002. On March 31, 2002, 252,024,072 shares of Chugai Pharmaceutical common stock were outstanding (excluding 44,492 shares held in the treasury of Chugai Pharmaceutical). Based on the conversion prices in effect on March 31, 2002, an additional 54,562,926 shares of Chugai Pharmaceutical common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 at the election of the holders. Other than convertible bonds, no other securities or rights are outstanding pursuant to which shares of Chugai Pharmaceutical common stock may be issued on or prior to July 31, 2002.

Except as otherwise noted in the footnotes below, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities.

Five-Percent Beneficial Stockholders, Directors and Executive Officers(1)	Number of Shares of Common Stock Beneficially Owned(2)	Percent of Common Stock(%)
Five Percent Beneficial Stockholders(3):		
Entities affiliated with Capital Research and Management Company(4)	4,344,548	20.05%
Entities affiliated with J.P. Morgan(5)	2,354,084	10.86%
Entities affiliated with Morgan Stanley & Co. Incorporated(6)	1,413,447	6.46%
Entities affiliated with Sumitomo Mitsui Banking Corporation(7)	1,111,857	5.13%
Directors and Executive Officers:		
Henry L. Nordhoff(8)	64,183	*
Bruce A. Huebner(9)	16,024	*
Daniel L. Kacian, Ph.D., M.D.(10)	10,416	*
R. William Bowen(11)	6,490	*
Niall Conway(12)	7,812	*
All executive officers and directors as a group (15 individuals)(13)	170,897	*

* Represents beneficial ownership of less than 1% of our common stock.

(1) The business address of each of the directors, director nominees and executive officers listed in this table is 10210 Genetic Center Drive, San Diego, CA 92121.

(2) Beneficial ownership of directors, executive officers and 5% or more stockholders includes both outstanding shares and shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 31, 2002. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock beneficially owned by them.

(3) Projections for 5 percent beneficial stockholders are based on the current Substantial Shareholding Reports filed pursuant to the Securities and Exchange Law of Japan which report beneficial ownership of shares of Chugai Pharmaceutical common stock as of dates prior to, on or after March 31, 2002, which were received by Chugai Pharmaceutical on or before May 22, 2002. Under the Securities and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a holder of more than 5 percent of the total issued and outstanding shares of common stock of a company listed on a Japanese stock exchange must file a Substantial Shareholding Report concerning the shareholding with the Director of the relevant local finance bureau. Thereafter, such holder or group of holders are required only to report changes in beneficial ownership if their holdings increase or decrease by an amount equal to 1 percent of the issued and outstanding shares of common stock of such company. For purposes of this table, shares of Chugai Pharmaceutical common stock issuable upon conversion of Chugai Pharmaceutical convertible bonds held by the person listed in the table are deemed to be outstanding and to be beneficially owned by the holder for the purposes of computing the shares of our common stock deemed to be held by the person and the person's percentage ownership, but are not treated as outstanding for the purpose of computing the share or percentage ownership of any other person. Amounts shown as beneficially owned by 5 percent beneficial stockholders are based on the assumption that persons who beneficially own shares of Chugai Pharmaceutical common stock will also beneficially own the shares of Gen-Probe common stock to be distributed in respect of the shares of Chugai Pharmaceutical common stock listed in the Substantial Shareholding Reports referred to herein as being beneficially owned by them. Regardless of beneficial ownership status with respect to shares of Chugai Pharmaceutical

common stock, only record owners of Chugai Pharmaceutical common stock on the record date will receive shares of Gen-Probe common stock in the distribution.

(4) Based on a Substantial Shareholding Report filed by Tanaka, Akita and Nakagawa Law Firm on May 14, 2002 pursuant to the Securities and Exchange Law of Japan, reporting beneficial ownership of shares of Chugai Pharmaceutical common stock as of May 7, 2002. Includes 1,898,880 shares of Gen-Probe common stock held by Capital Research and Management Company with an address at 333 South Hope Street, Los Angeles, CA 90071; 1,980,064 shares of Gen-Probe common stock held by Capital Guardian Trust Company with an address at 11100 Santa Monica Boulevard, 15th Fl., Los Angeles, CA 90025; 150,500 shares of Gen-Probe common stock held by Capital International Limited with an address at 25 Bedford Street, London, England WC2E 9HN; 83,076 shares of Gen-Probe common stock held by Capital International S.A. with an address at 3 Place des Bergues, 1201 Geneva, Switzerland; and 232,028 shares of Gen-Probe common stock held by Capital International, Inc. with an address at 11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025. Based on such Substantial Shareholding Report, each of these entities has sole or joint investment power with respect to the shares beneficially owned by such entity.

(5) Based on a Substantial Shareholding Report filed by J.P. Morgan Fleming Asset Management (Japan) Limited on May 14, 2002 pursuant to the Securities and Exchange Law of Japan, reporting beneficial ownership of shares of Chugai Pharmaceutical common stock as of May 7, 2002. Includes 53,578 shares of Gen-Probe common stock held by JF Asset Management Limited with an address at 1 Connaught Place, Central Hong Kong; 525,288 shares of Gen-Probe common stock held by J.P. Morgan Fleming Asset Management (UK) Limited with an address at 10 Aldermanbury, London EC2V 7RF, England; 958,212 shares of Gen-Probe common stock held by J.P.Morgan Investment Management, Inc. with an address at (Tokyo Branch) Akasaka Park Building, 2-20, Akasaka 5-chome, Minato-ku, Tokyo 107-6151, Japan; 741,406 shares of Gen-Probe common stock held by Morgan Trust Bank Ltd. with an address at Akasaka Park Building, 2-20, Akasaka 5-chome, Minato-ku, Tokyo 107-6151, Japan; and 70,956 shares of Gen-Probe common stock (5,682 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by J.P. Morgan Fleming Asset Management(Japan) Limited with an address at Akasaka Park Building, 2-20, Akasaka 5-chome, Minato-ku, Tokyo 107-6151, Japan. Based on such Substantial Shareholding Report, each of the entities listed above has sole or joint investment power with respect to the shares beneficially owned by such entity. Also includes 4,644 shares of Gen-Probe common stock held by J.P. Morgan Whitefriars Inc. which, based on such Substantial Shareholding Report, has sole or joint voting and investment power over such shares and has an address at 500 Stanton Christina Road, Newark, DE 19713.

(6) Based on a Substantial Shareholding Report filed by Morgan Stanley Japan Limited on October 15, 2001 pursuant to the Securities and Exchange Law of Japan, reporting beneficial ownership of shares of Chugai Pharmaceutical common stock as of September 30, 2001, which report was amended by a subsequent report filed on November 9, 2001. Includes 527,014 shares of Gen-Probe common stock held by Morgan Stanley & Co. Incorporated with an address at 1585 Broadway, New York, NY 10036; 100,335 shares of Gen-Probe common stock (51,057 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by Morgan Stanley Japan Limited with an address at Cayman Islands, Grand Cayman, George Town South Church St., Ugland House P.O. Box 309 (Tokyo Branch) Ebisu Garden Place Tower, 20-3 Ebisu 4-chome, Shibuya-ku, Tokyo, Japan 150-6008; 682,008 shares of Gen-Probe common stock (179,093 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by Morgan Stanley & Co. International Limited with an address at 25 Cabot Square Canary Wharf London E14 4QA U.K.; 16,718 shares of Gen-Probe common stock held by MSDW Equity Finance Services 1 Cayman Ltd. with an address at C/O Maples and Calder, P.O. Box 309, Ugland House, George Town, Grand Cayman, British West Indies; 11,400 shares of Gen-Probe common stock held by Morgan Stanley Capital (Luxembourg) SA with an address at 38-40, rue Sainte Zithe L-2763 Luxembourg R.C.S. Luxembourg B 45 753; and 16,718 shares of Gen-Probe common stock held by Morgan Stanley

Trading GmbH & Co. KG with an address at Junghofstrasse 13-15, 60311 Frankfurt am Main Germany. Based on such Substantial Shareholding Report, each of the entities listed above has sole or joint voting and investment power with respect to the shares beneficially owned by such entity. Also includes 32,078 shares of Gen-Probe common stock held by Morgan Stanley Investment Management, Inc. which, based on such Substantial Shareholding Report, has sole or joint investment power over such shares and has an address at 1221 Avenue of the Americas, New York, NY 10020; and 27,176 shares of Gen-Probe common stock held by Morgan Stanley Investment Management Limited which, based on such Substantial Shareholding Report, has sole or joint investment power over such shares and has an address at 25 Cabot Square Canary Wharf London E14 4QA U.K.

(7) Based on a Substantial Shareholding Report filed by Sumitomo Mitsui Banking Corporation on May 15, 2001 pursuant to the Securities and Exchange Law of Japan, reporting beneficial ownership of shares of Chugai Pharmaceutical common stock as of April 30, 2001. Includes 1,087,734 shares of Gen-Probe common stock (4,404 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by Sumitomo Mitsui Banking Corporation which, based on such Substantial Shareholding Report, has sole or joint voting and investment power over such shares and has an address at 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan; and 24,123 shares of Gen-Probe common stock (1,849 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by Sakura Toshin Toshi Komon K.K. which, based on such Substantial Shareholding Report, has sole or joint investment power over such shares and has an address at 8-1, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-0013, Japan.

(8) Includes 64,183 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(9) Includes 16,024 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(10) Includes 10,416 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(11) Includes 6,490 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(12) Includes 7,812 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(13) See notes (8)-(12). Also includes an aggregate of 66,058 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002 held by the individuals and in the amounts set forth below.

	Shares Subject to Options
Larry Mimms	10,416
Robin Vedova	8,653
Graham Lidgard	8,653
Mathew Longiaru	8,653
Gurney Lashley	8,172
Paul Gargan	6,129
Lynda Merrill	6,129
Peter Shearer	6,129
Glen Freiberg	3,124

DESCRIPTION OF CAPITAL STOCK

The following information reflects our certificate of incorporation and by-laws as these documents will be in effect at the time of the distribution.

Authorized Capital Stock

Immediately following the distribution, our authorized capital stock will consist of 20,000,000 million shares of preferred stock, par value $0.0001 per share, and 100,000,000 shares of common stock, par value $0.0001 per share. Immediately following the distribution, approximately 21,666,666 shares of our common stock will be outstanding, excluding treasury stock and assuming no exercise of options. The actual number of shares of Gen-Probe common stock to be distributed will be determined on the record date for the distribution based on the number of shares of Chugai Pharmaceutical common stock outstanding on the record date. No shares of our preferred stock will be outstanding.

Common Stock. The holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. For a more complete discussion of our dividend policy, please see "Dividend Policy."

The holders of our common stock will have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock. Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

- the designation of the series,
- the number of shares of the series, which number our board may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares then outstanding,
- whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative,
- the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable,
- the redemption rights and price or prices, if any, for shares of the series,
- the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,
- the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,
- whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or

exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

- restrictions on the issuance of shares of the same series or of any other series,
- the voting rights, if any, of the holders of the shares of the series, and
- any other relative rights, preferences and limitations of such series.

We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The Nasdaq National Market currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20 percent. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and By-Laws

Board of Directors. Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies or unfilled newly-created directorships, but shall not be less than three nor more than eleven. Our directors, other than those who may be elected by the holders of our preferred stock, will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2003, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2004 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2005, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2003 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the term and until such director's successor shall have been duly

elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least 80 percent of the voting power of all of our voting stock then outstanding, voting together as a single class. –

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

No Stockholder Action by Written Consent; Special Meetings. Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be affected at a duly called annual or special meeting of such stockholders and may not be affected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board and, any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board, or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring such business before such meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

In addition, under our stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 80 percent of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80 percent of the voting power of the outstanding shares of voting stock, voting together as a single class.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

- prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,
- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares, or
- on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66⅔ percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

- any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and
- the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to affect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Mellon Investor Services, LLC will be the transfer agent and registrar for our common stock.

Stock Exchange Listing

We have applied for quotation and trading of our shares of common stock on the Nasdaq National Market.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect our common stock's prevailing market price. Upon completion of the distribution, we will have outstanding an aggregate of approximately 21,666,666 shares of our common stock, assuming no exercise of outstanding options. The actual number of shares of Gen-Probe common stock to be distributed will be determined on the record date for the distribution based on the number of shares of Chugai Pharmaceutical common stock outstanding on the record date. All of the shares will be freely tradeable without restriction or further registration under the Securities Act unless the shares are owned by our "affiliates" as that term is defined in Rule 405 under the Securities Act. Shares held by "affiliates" may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our 2000 Equity Participation Plan.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- one percent of the number of shares of our common stock then outstanding, which will equal approximately 216,666 shares of common stock immediately after the distribution, or
- the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Options

As of March 31, 2002, we had granted options to purchase 1,632,666 shares of our common stock under our 2000 Equity Participation Plan. We intend to grant additional stock options. We currently expect to file a registration statement under the Securities Act to register shares of common stock to be issued under our 2000 Equity Participation Plan. Shares issued upon the exercise of options after the effective date of such registration statement, other than shares issued to affiliates, generally will be freely tradeable without further registration under the Securities Act.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred

in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation provides that each person who was or is made or is threatened to be made a party to any action or proceeding by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

We have provided, consistent with the Delaware General Corporation Law, in our certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders,
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
- payments of unlawful dividends or unlawful stock repurchases or redemptions, or
- any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

The separation and distribution agreement by and among us and Chugai Pharmaceutical provides for indemnification by us of Chugai Pharmaceutical and its directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Exchange Act and the rules and regulations promulgated under the Exchange Act with respect to the shares of our common stock being distributed to Chugai Pharmaceutical's shareholders in the distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this information statement as to the contents of any contract, agreement or other document is qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our common stock, we refer you to the registration statement, including its exhibits and the schedules filed as a part of it. You may read and copy the registration statement and its exhibits and schedules at the Securities and Exchange Commission's Public Reference Room Office at 450 Fifth Street, N.W., Washington, D.C. 20549.

You may also obtain copies of the registration statement by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or by telephone at 1-800-SEC-0330. You may obtain information on the operation of the Public

Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement is available to the public from commercial document retrieval services and at the Securities and Exchange Commission's World Wide Website located at http://www.sec.gov.

We intend to furnish the holders of our common stock with annual reports containing financial statements audited by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

After the distribution, we will be subject to the informational requirements of the Exchange Act and will therefore be required to file reports, proxy statements and other information with the Securities and Exchange Commission. Information that we file with the Securities and Exchange Commission after the date of this information statement will automatically supersede the information in this information statement and any earlier filed incorporated information. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

GEN-PROBE INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Gen-Probe Incorporated

We have audited the accompanying consolidated balance sheets of Gen-Probe Incorporated (a wholly-owned subsidiary of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.)) as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also include the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gen-Probe Incorporated at December 31, 2000 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

San Diego, California
February 8, 2002

GEN-PROBE INCORPORATED

CONSOLIDATED BALANCE SHEETS

	December 31, 2000	December 31, 2001	March 31, 2002 (unaudited)
	(In thousands, except share and per share data)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 8,641	$ 17,750	$ 18,728
Short-term investments	3,943	—	—
Trade accounts receivable, net of allowance for doubtful accounts of $767 in 2000, and $824 in 2001	11,120	11,101	11,573
Accounts receivable — other	3,788	5,129	6,354
Accounts receivable from related parties	1,157	409	461
Income taxes receivable	2,659	2,457	1,561
Inventories	12,509	11,004	12,718
Deferred income taxes	3,645	3,231	2,715
Prepaid expenses and other current assets	3,647	5,754	5,545
Total current assets	51,109	56,835	59,665
Property, plant and equipment, net	63,916	60,094	57,791
Capitalized software	16,425	19,791	20,543
Other assets	4,340	3,753	3,918
Purchased intangibles, net	2,986	2,650	2,566
Goodwill, net of accumulated amortization of $7,065 in 2000, and $7,677 in 2001	17,836	17,224	17,224
Total assets	$156,612	$160,347	$161,697
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current liabilities:			
Accounts payable	$ 6,834	$ 8,090	$ 8,075
Accrued salaries and employee benefits	5,394	7,041	4,854
Other accrued expenses	4,595	4,727	5,210
Deferred revenue	2,847	5,212	5,325
Current portion of long-term debt	2,000	2,000	2,000
Total current liabilities	21,670	27,070	25,464
Long-term debt	12,000	10,000	10,000
Deferred income taxes	1,479	173	196
Deferred revenue	10,283	7,000	6,833
Deferred rent	—	297	303
Commitments and contingencies			
Stockholder's equity:			
Common stock, $.0001 par value per share; 100,000,000 shares authorized, 65,000,000 shares issued and outstanding	7	7	7
Additional paid-in capital	106,098	106,098	106,098
Accumulated other comprehensive income	50	60	70
Retained earnings	5,025	9,642	12,726
Total stockholder's equity	111,180	115,807	118,901
Total liabilities and stockholder's equity	$156,612	$160,347	$161,697

See accompanying notes.

GEN-PROBE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31,	
	1999	2000	2001	2001 (unaudited)	2002 (unaudited)
	(In thousands, except per share data)				
Revenues:					
Product sales	$ 95,569	$100,162	$104,233	$26,644	$26,895
Collaborative research revenue	11,366	13,764	20,203	3,677	5,904
Royalty and license revenue	10,587	5,615	5,295	756	984
Total revenues	117,522	119,541	129,731	31,077	33,783
Operating expenses:					
Cost of product sales	30,519	34,102	38,483	9,631	11,449
Research and development	47,758	58,143	52,993	14,169	12,506
Marketing and sales	12,889	14,303	15,969	3,833	4,133
General and administrative	13,058	14,005	17,287	4,005	4,908
Amortization of intangible assets	2,921	948	948	237	84
Total operating expenses	107,145	121,501	125,680	31,875	33,080
Income (loss) from operations	10,377	(1,960)	4,051	(798)	703
Other income (expenses):					
Interest income	540	1,029	482	203	101
Interest expense	(1,092)	(1,112)	(1,012)	(283)	(238)
Other income (expense), net	54	(50)	6	(13)	3,617
Total other expenses, net	(498)	(133)	(524)	(93)	3,480
Income (loss) before income taxes	9,879	(2,093)	3,527	(891)	4,183
Income tax expense (benefit)	3,168	(1,085)	(1,090)	(271)	1,099
Net income (loss)	$ 6,711	$ (1,008)	$ 4,617	$ (620)	$ 3,084
Net income (loss) per share:					
Basic and diluted	$ 0.10	$ (0.02)	$ 0.07	$ (0.01)	$ 0.05
Weighted average shares:					
Basic	65,000	65,000	65,000	65,000	65,000
Diluted	65,000	65,000	65,011	65,000	65,000

See accompanying notes

GEN-PROBE INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholder's Equity
			(In thousands)		
Balance at December 31, 1998	$7	$106,058	$ 13	$ (678)	$105,400
Comprehensive income:					
Net income	—	—	—	6,711	6,711
Unrealized losses on short-term investments, net of income tax benefit of $21	—	—	(37)	—	(37)
Comprehensive income					6,674
Balance at December 31, 1999	7	106,058	(24)	6,033	112,074
Capital contribution from Gen-Probe Holding Company, Inc. for consolidated tax benefits	—	40	—	—	40
Comprehensive loss:					
Net loss	—	—	—	(1,008)	(1,008)
Unrealized gains on short-term investments, net of income tax expense of $42	—	—	74	—	74
Comprehensive loss					(934)
Balance at December 31, 2000	7	106,098	50	5,025	111,180
Comprehensive income:					
Net income	—	—	—	4,617	4,617
Unrealized gains on short-term investments, net of income tax expense of $2	—	—	10	—	10
Comprehensive income					4,627
Balance at December 31, 2001	$7	$106,098	$ 60	$ 9,642	$115,807
Comprehensive income:					
Net income (unaudited)	—	—	—	3,084	3,084
Unrealized gains on short-term investments, net of income tax expense of $3 (unaudited)	—	—	10	—	10
Comprehensive income (unaudited)					3,094
Balance at March 31, 2002 (unaudited)	$7	$106,098	$ 70	$12,726	$118,901

See accompanying notes.

GEN-PROBE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,	
	1999	2000	2001	2001	2002
				(unaudited)	(unaudited)
	(In thousands)				
Operating activities					
Net income (loss)	$ 6,711	$ (1,008)	$ 4,617	$ (620)	$ 3,084
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Depreciation and amortization	18,188	17,445	16,953	4,155	4,272
Loss on disposal of property and equipment	4	48	115	12	258
Deferred rent payable	—	—	297	74	6
Deferred revenue	(1,635)	(5,168)	(918)	(551)	(53)
Deferred income taxes	(246)	1,131	(892)	(4)	516
Changes in assets and liabilities:					
Accounts receivables	(1,237)	(5,134)	(372)	1,514	(853)
Inventories	(2,044)	(4,843)	1,505	(1,328)	(1,714)
Prepaid expenses and other current assets	1,094	(680)	(2,107)	(396)	208
Accounts payable	(3,643)	1,920	1,256	(1,539)	(15)
Accrued salaries and employee benefits	502	2,399	1,647	860	(2,187)
Other accrued expenses	4,563	(2,806)	132	(73)	483
Net cash provided by operating activities	22,257	3,304	22,233	2,104	4,005
Investing activities					
Proceeds from sales and maturities of short-term investments	41,568	66,286	6,353	6,353	—
Purchase of short-term investments	(30,024)	(62,742)	(2,432)	(2,426)	(2)
Purchase of property, plant & equipment	(15,644)	(11,035)	(10,749)	(1,291)	(1,730)
Capitalization of software development costs	(4,871)	(2,922)	(3,366)	(830)	(751)
Capitalization of patent costs	(696)	(922)	(900)	(235)	(254)
Other assets	(24)	(66)	(30)	(7)	(290)
Net cash provided by (used in) investing activities	(9,691)	(11,401)	(11,124)	1,564	(3,027)
Financing activities					
Principal payment on long-term debt	—	—	(2,000)	—	—
Net cash used in financing activities	—	—	(2,000)	—	—
Net increase (decrease) in cash and cash equivalents	12,566	(8,097)	9,109	3,668	978
Cash and cash equivalents at the beginning of period	4,172	16,738	8,641	8,641	17,750
Cash and cash equivalents at the end of period	$ 16,738	$ 8,641	$ 17,750	$12,309	$18,728
Supplemental disclosure of cash flow information:					
Cash paid (received) for:					
Interest	$ 1,082	$ 1,081	$ 998	$ —	$ —
Income taxes	$ (3,903)	$ 3,419	$ (745)	$(1,750)	$ 75
Non-cash financing activities:					
Contribution of paid-in capital from change in deferred tax	$ —	$ 40	$ —	$ —	$ —

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization

Gen-Probe Incorporated ("Gen-Probe" or the "Company") is engaged in developing, manufacturing and marketing of nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. Gen-Probe's principal customers are large reference laboratories, public health laboratories and hospitals located in North America, Europe and Japan.

The Company is a wholly-owned subsidiary of Gen-Probe Holding Company, Inc. ("Gen-Probe Holding"). Gen-Probe Holding is a wholly-owned subsidiary of Chugai Pharmaceutical, Co., Ltd. of Tokyo, Japan ("Chugai"). See Note 11, Recent Events, for a description of reorganization transactions involving Gen-Probe Holding and the Company and the proposed spin-off of the Company by Chugai.

These consolidated financial statements reflect the historical financial results of Gen-Probe Incorporated reporting as an independent, autonomous company from its parent Gen-Probe Holding and Chugai. These historical statements reflect all of the costs applicable to Gen-Probe that were incurred by Gen-Probe Holding or Chugai. This historical financial information is not necessarily indicative of future results of operations, financial position or cash flows because of changes in the Company's tax structure and increased costs associated with being a public company.

The Company has a 17% non-controlling interest in Molecular Light Technology Research Ltd., which is recorded under Other assets in the balance sheet. The investment is accounted for by the cost method.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, Gen-Probe Sales and Services, Inc., Gen-Probe Canada, Inc. and Gen-Probe FSC, Inc. All intercompany transactions and balances have been eliminated in consolidation.

Reporting Periods

The Company operates and reports on fiscal periods ending on the Friday closest to the end of the month except for year-end, which closes on December 31. For ease of presentation, the quarterly reporting periods are deemed to end on March 31, June 30 and September 30. The fiscal years ended December 31, 1999, 2000 and 2001 each included 52 weeks. The periods ended March 31, 2001 and 2002 each included 13 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, valuation of inventories and long-lived assets. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist primarily of highly liquid cash investment funds with original maturities of three months or less when acquired.

Short-Term Investments

Short-term investments are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment and interest income. Realized gains and losses and declines in value judged to be other-than-temporary on short-term investments are included in investment and interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Segment Information

The Company identifies its operating segments based on business activities, management responsibility and geographical location. For all periods presented, the Company operated in a single business segment. Revenue by geographic location is presented in Note 9.

Interim Financial Data

The financial statements for the three months ended March 31, 2001 and 2002 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the interim period ended March 31, 2002 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2002.

Fair Value of Financial Instruments

The carrying value of cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and long-term debt approximates fair value.

The Company invests its excess cash with major financial institutions. The Company has not experienced any significant losses on these investments.

Concentration of Credit Risk

The Company sells its products primarily to established large reference laboratories, public health laboratories and hospitals. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. Credit losses have historically been minimal and within management's expectations.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the use of the option valuation models that were not developed for use in valuing employee options. Under SFAS No. 123, compensation cost is determined using the fair value of stock-based compensation determined as of the grant date and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method

specified in APB 25 to account for stock-based compensation and disclose in the footnotes to the financial statements the pro forma effect of using the fair value method for its stock-based compensation.

Revenue Recognition

Revenue is recognized from sales of our clinical diagnostic products when the product is shipped and title and risk of loss has passed and when collection of the resulting receivable is reasonably assured. The Company records revenue from product sales on its blood screening products shipped to countries where regulatory approval has been received based on a contracted transfer price with its third-party collaboration partner. Blood screening product sales are then adjusted monthly upon payment by the Company's collaboration partner to the Company of amounts reflecting the Company's ultimate share of net revenue from sales by the collaboration partner to the end user less the transfer price revenues previously paid.

Historically, the Company has recorded revenues related to use of its blood screening products in the United States and other countries in which the products have not received regulatory approval as collaborative research revenue because price restrictions applied to those products prior to FDA license approval in the United States and similar approval in foreign countries.

Product sales also include the sales or rental revenue associated with the delivery of the Company's proprietary instrument platforms for performing its diagnostic tests. Historically, the Company has provided its instrumentation to laboratories and hospitals without requiring them to purchase the equipment or enter into an equipment lease. Instead, the Company recovers the cost of providing the instrumentation in the amounts it charges for its diagnostic assays. The Company recently has begun to implement multi-year sales contracts that have an equipment factor set forth in them. The costs associated with the instrument are charged to costs of goods sold on a straight-line basis over the estimated life of the instrument, which ranges from three to five years. The costs to maintain these systems in the field are charged to operations as incurred.

Collaborative research revenue is recognized over the term of various collaboration agreements as negotiated monthly contracted amounts are earned or reimbursable costs are incurred related to that agreement. Non-refundable license fees are recognized over the related performance period or at the time that the Company has satisfied all performance obligations related to the agreement. Milestone payments are recognized as revenue upon (i) the achievement of specified milestones when the Company has earned the milestone payment, (ii) the milestone is substantive in nature and the achievement of the milestone was not reasonably assured at the inception of the agreement and (iii) the fees are non-refundable. Any amounts received prior to satisfying our revenue recognition criteria are recorded as deferred revenue in our balance sheet.

Royalty revenue is recognized related to the manufacture, sale or use of the Company's products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, the Company recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following period. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, the Company recognizes revenue upon receipt of royalty statements from the licensee.

Shipping and Handling Expenses

Shipping and handling expenses are included in cost of product of sales expenses and totaled approximately $1,569,000, $1,726,000 and $2,096,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Capitalized Software Costs

The Company capitalizes costs incurred in the development of computer software after establishment of technological feasibility. These capitalized costs are recorded at the lower of unamortized cost or net realizable value and will be amortized over the estimated life of the related product beginning when the product is available for sale.

Long-Lived Assets

Property, plant and equipment and intangible assets are stated at cost. Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets (3 to 39 years). Depreciation expense was $14,155,000, $15,086,000 and $14,457,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Amortization of leasehold improvements is provided over the shorter of the remaining life of the lease or estimated useful life of the asset. Patents and trademarks are stated at cost and amortized on a straight line basis over the lesser of the remaining useful life of the related technology or the estimated useful life of 8 years. The cost of developed technology and other purchased intangibles is amortized over their estimated useful lives (5 to 20 years). Goodwill less the amount allocated to in-process technology was being amortized over 40 years during the periods presented.

The Company complies with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed of". The Company reviews its long-lived assets, including intangible assets, property plant and equipment and capitalized software for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates whether future undiscounted net cash flows will be less than the carrying amount of the assets and adjusts the carrying amount of its assets to fair value.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company is included along with its sister company Chugai Biopharmaceuticals, Inc. ("CBI") in the consolidated federal and in various combined state income tax returns of Gen-Probe Holding. Pursuant to a tax-sharing agreement with Gen-Probe Holding, the Company is generally allocated an amount of the consolidated tax liability equal to the tax that would have been applicable if computed separately.

Under this agreement, any deductible amounts allocated to the Company that will not be allocated back to Gen-Probe Holding are deemed to be a capital contribution by Gen-Probe Holding at the end of the year. As more fully described in Note 11, Recent Events, Gen-Probe Holding will be merged into the

Company in 2002, the tax-sharing agreement will terminate and the Company will enter into a new tax-sharing agreement with CBI.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS No. 133" which deferred the adoption requirement to the first quarter of 2001. The adoption of the statements did not have an impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. The Company is required to adopt SFAS No. 142 effective January 1, 2002, at which time the Company will be required to reassess the intangible assets, including goodwill, previously recorded in connection with previous purchase acquisitions, as well as the useful lives of such intangible assets.

Upon adoption of SFAS No. 142, the Company will stop amortizing goodwill and certain other intangibles resulting from acquisitions prior to July 1, 2001, which has been estimated to reduce annual amortization expense by approximately $600,000. Goodwill and intangibles with indefinite lives will be assigned to reporting units as determined by the Company for purposes of impairment testing and tested using a two-step approach for impairment annually or whenever there is an impairment indicator. The impact of stopping goodwill amortization has been estimated to increase the Company's operating income by approximately $600,000.

The Company began applying the new rules on accounting for goodwill and other intangible assets effective January 1, 2002. The following table presents a reconciliation of net income and per share data to what would have been reported had the new rules been in effect during the three month period ended March 31, 2001 (in thousands, except per share data):

	Three Months Ended March 31,	
	2001	2002
Reported net income	$ (620)	$3,084
Add back goodwill amortization, net of tax	150	—
Adjusted net income	$ (470)	$3,084
Basic and diluted net income per common share:		
Reported net income (loss)	$(0.01)	$ 0.05
Goodwill amortization, net of tax	$ 0.00	$ —
Adjusted net income (loss)	$(0.01)	$ 0.05

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which will become effective for the Company beginning in fiscal 2002. This statement establishes a number of rules for the recognition, measurement and display of long-lived assets which are impaired and either held for sale or continuing use within the business. In addition, the Statement broadly expands the definition of a discounted operation to individual reporting units or asset groupings for which identifiable cash flow exists. The adoption of the statement is not expected to have a significant impact on the Company's financial statements.

Net Income (Loss) Per Share

Gen-Probe computes net income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share", and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period.

Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration. The Company has outstanding for all periods 65,000,000 shares of common stock owned by Gen-Probe Holding. The Company considers common equivalent shares from the exercise of stock options in the instance where the shares are dilutive to net income of the Company by application of the treasury stock method.

The following table sets forth the computation of basic and diluted shares:

	Years Ended December 31,			Three Months Ended March 31,	
	1999	2000	2001	2001	2002
Weighted average shares outstanding — Basic	65,000	65,000	65,000	65,000	65,000
Effect of dilutive common stock options outstanding	—	—	11	—	—
Weighted average shares outstanding — Diluted	65,000	65,000	65,011	65,000	65,000

2. Balance Sheet Information

Inventories are comprised of the following (in thousands):

	December 31, 2000	December 31, 2001	March 31, 2002
Raw materials and supplies	$ 5,250	$ 3,620	$ 5,856
Work in process	3,606	3,641	3,137
Finished goods	3,653	3,743	3,725
	$12,509	$11,004	$12,718

Property, plant and equipment are comprised of the following (in thousands):

	December 31, 2000	December 31, 2001	March 31, 2002
Building	$ 29,718	$ 29,718	$ 29,718
Machinery and equipment	68,708	72,399	73,181
Leasehold improvements	16,648	17,027	17,072
Furniture and fixtures	13,638	15,592	15,766
	128,712	134,736	135,737
Less accumulated depreciation and amortization	(64,796)	(74,642)	(77,946)
	$ 63,916	$ 60,094	$ 57,791

Other assets are comprised of the following (in thousands):

	December 31, 2000	December 31, 2001	March 31, 2002
Patents and other intangible assets	$12,580	$ 13,480	$ 13,733
Other	443	518	847
	13,023	13,998	14,580
Less accumulated amortization	(8,683)	(10,245)	(10,662)
	$ 4,340	$ 3,753	$ 3,918

3. Short-Term Investments

There are no short-term investments as of December 31, 2001. The following is a summary of short-term investments as of December 31, 2000 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market fund	$ 393	$—	$—	$ 393
Corporate obligations	2,026	15	—	2,041
Mortgage backed securities	1,300	9	—	1,309
U.S. treasury notes	200	—	—	200
Short-term investments	$3,919	$24	$—	$3,943

4. Long-Term Debt

In May 1997, the Company issued $14,000,000 of notes payable to a bank and an insurance company. The notes bear interest at 7.68%, and interest only is payable through the year 2000, then principal and interest through May 2007. Principal in the amount of $2,000,000 is due on May 1 of each year from 2001 to 2007.

The notes include certain restrictive covenants and are guaranteed by Chugai. The Company was in compliance with all covenants at December 31, 2001 and March 31, 2002. See Note 11, Recent Events, which describes the impact that the reorganization and spin-off could have on the indebtedness.

The Company has a secured bank line of credit agreement, which expires in July 2002, under which the Company may borrow up to $10,000,000 at the bank's prime rate, or at LIBOR plus 1%. The line of credit is secured by the assets of the Company with the exception of real property. At December 31, 2000 and 2001, the Company did not have any amounts outstanding under the line. The line of credit agreement requires the Company to comply with various financial covenants. Financial covenants include requirements as to tangible net worth, liabilities as a percentage of tangible net worth, the ratio of current assets to current liabilities, required minimum levels of earnings before interest, taxes, depreciation and amortization, and the ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The Company was in compliance with all covenants at December 31, 2001 and March 31, 2002.

5. Related Party Transactions

The Company had royalty expense of $1,499,000, $2,329,000 and $2,368,000 in 1999, 2000 and 2001, respectively, and $890,000 and $605,000 for the three months ended March 31, 2001 and 2002, respectively, to a related party in which the Company owns a 17% interest.

Gen-Probe's product sales to Chugai or Chugai Diagnostics Science Co., Ltd. ("CDS"), currently a wholly owned subsidiary of Chugai, totaled $3,370,000, $3,362,000 and $3,040,000 during 1999, 2000 and 2001, respectively, and $764,000 and $823,000 for the three months ended March 31, 2001 and 2002, respectively. Trade and other accounts receivable from Chugai or its subsidiaries were $432,000 and $245,000 at December 31, 2000 and 2001, respectively, and $333,000 for the three months ended March 31, 2002. In May 2002, Chugai announced that it had entered into an agreement to sell CDS to Fujirebo Inc. Gen-Probe does not anticipate that the sale will have a material effect on its license or distribution agreement with CDS.

Chugai Biopharmaceuticals, Inc. ("CBI"), formerly a wholly-owned subsidiary of Gen-Probe Holding, which began operations on July 1, 1995, is engaged in developing therapeutics technologies and products. Gen-Probe provides CBI with certain general and administrative services, general overhead and materials. To recover these costs, Gen-Probe bills CBI for the employees' time, an allocable share of the general expenses in each applicable department and 100% of the direct expenses. Labor costs are allocated based on employees' monthly time reports; non-labor costs are estimated based on standard costs and are reconciled to actual costs.

Gen-Probe's services billed to CBI, excluding direct costs reimbursed by CBI, totaled $494,000, $461,000 and $264,000 for the years ended December 31, 1999, 2000 and 2001, respectively, and $72,000 and $102,000 for the three months ended March 31, 2001 and 2002, respectively. Gen-Probe's accounts receivable from CBI were $703,000 and $191,000 at December 31, 2000 and 2001, respectively, and $131,000 at March 31, 2002.

In June 1997, Gen-Probe completed the construction of a principal facility on land which was purchased by Gen-Probe Holding in 1995. Gen-Probe Holding agreed to reimburse Gen-Probe for costs related to land improvements up to $3,100,000, and Gen-Probe was reimbursed a total of $2,997,000 under the terms of this agreement with no further costs expected to be incurred. In June 1997, Gen-Probe and Gen-Probe Holding entered into a long-term ground lease agreement whereby Gen-Probe leases the land under the operating facility from Gen-Probe Holding through May 2031 for $525,000 per year. Under the ground lease agreement, Gen-Probe paid Gen-Probe Holding $525,000 in each of the years ended December 31, 1999, 2000 and 2001 and $131,000 for the three months ended March 31, 2001 and 2002. See Note 11, Recent Events.

6. Income Taxes

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,		
	1999	2000	2001
Current:			
Federal	$ 3,269	$(2,151)	$ (230)
State	124	124	12
	3,393	(2,027)	(218)
Deferred:			
Federal	1,349	1,879	1,551
State	(1,574)	(937)	(2,423)
	(225)	942	(872)
	$ 3,168	$(1,085)	$(1,090)

The provision for income taxes varies from the amount computed by applying the federal statutory rate to income before income taxes due to the nondeductibility of the amortization of goodwill and certain other intangible assets for tax reporting purposes, less certain tax credits realized and tax exempt foreign sales corporation income.

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows (in thousands):

	December 31,	
	2000	2001
Deferred tax assets:		
Research and California manufacturers' investment credit carryforwards	$ 3,651	$ 6,047
Inventory reserves and capitalization	1,955	1,914
Allowance for doubtful accounts	323	342
Deferred revenue	4,981	4,266
Other accruals and reserves (net)	2,896	744
Total deferred tax assets	13,806	13,313
Deferred tax liabilities:		
Purchased intangibles	(1,138)	(990)
Capitalized costs expensed for tax purposes	(9,280)	(8,378)
Depreciation	(1,222)	(887)
Total deferred tax liabilities	(11,640)	(10,255)
Net deferred tax assets	$ 2,166	$ 3,058

No valuation allowance has been recorded to offset deferred tax assets as the Company has determined that it is more likely than not that such assets will be realized. The Company will continue to assess the likelihood of realization of such assets; however, if future events occur which do not make the realization of such assets more likely than not, the Company will record a valuation allowance against all or a portion of the net deferred tax assets.

At December 31, 2001, the Company had federal research and development credit carryforwards of approximately $1,925,000, which will begin to expire in 2019, unless previously utilized.

At December 31, 2001, the Company also had California research and development and manufacturers' investment credit carryforwards of approximately $6,341,000, which will begin to expire in 2005, unless previously utilized. In accordance with the Internal Revenue Code, the Company's use of its credit carryforwards could be limited in the event of certain cumulative changes in the Company's stock ownership.

The provision for income taxes reconciles to the amount computed by applying the federal statutory rate to income before taxes as follows (in thousands):

	Years Ended December 31,					
	1999		2000		2001	
Taxes at federal statutory rate	$ 3,458	35%	$ (732)	35%	$ 1,203	35%
State taxes, net of federal benefit	711	7%	(20)	1%	121	4%
Federal tax credits	(1,167)	(12)%	(862)	41%	(1,300)	(38)%
State tax credits	(845)	(9)%	(639)	31%	(865)	(25)%
Prior year credit true-ups	(76)	(1)%	60	(3)%	—	—
Adjustment for change in state rate	—	—	995	(48)%	—	—
Other	1,087	12%	113	(5)%	(249)	(7)%
	$ 3,168	32%	$(1,085)	52%	$(1,090)	(31)%

7. Stockholder's Equity

In August 2000, the Company's Board of Directors authorized a 650,000-to-1 stock split. All share information has been retroactively restated to reflect the stock split.

On December 10, 2001, Chugai announced its intention to spin-off Gen-Probe by distributing all of its shares of Gen-Probe to the shareholders of Chugai. See Note 11, Recent Events, regarding the plan of reorganization and spin-off.

Stock Options

The Company adopted the 2000 Equity Participation Plan ("the Plan") in August 2000 and reserved 8,000,000 shares of common stock for grants under the Plan. The Plan provides for the grant of incentive and nonstatutory stock options. The exercise price of each option is equal to or greater than the fair market value of the Company's stock on the date of grant. The Board of Directors may determine the terms and vesting of all options; however, in no event will the contractual term exceed 10 years. Generally, options vest 25% or 33% one year from the grant date and 1/48 or 1/36, respectively, each month thereafter until the options are fully vested. See Note 11, Recent Events, regarding the impact on the Company's option holders from the reorganization and spin-off.

A summary of the Company's stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	—	—
Granted	4,498,840	$10.00
Exercised	—	—
Cancelled	(136,460)	10.00
Outstanding at December 31, 2000	4,362,380	10.00
Granted	2,171,699	9.39
Exercised	—	—
Cancelled	(561,990)	9.98
Outstanding at December 31, 2001	5,972,089	$ 9.78

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$ 9.00	1,321,419	9.6	$ 9.00	—	$ 9.00
10.00	4,650,670	8.7	10.00	1,467,552	10.00
	5,972,089	8.9	$ 9.78	1,467,552	$10.00

Options available for future grant were 2,027,911 at December 31, 2001.

Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the dates of grant using the minimum value option pricing model with the following assumptions for 2000 and 2001: risk-free interest rates ranging from 4.3% to 6.0%, dividend yield of 0% and expected life of 4 years.

Had compensation expense for stock options granted been determined based on the fair value of the options at the date of grant, accounting consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows (in thousands, except per share data):

	Years Ended December 31, 2000	Years Ended December 31, 2001
Net income (loss):		
As reported	$(1,008)	$4,617
Pro forma	$(1,794)	$2,677
Basic and dilutated net income (loss) per share:		
As reported	$ (0.02)	$ 0.07
Pro forma	$ (0.03)	$ 0.04

The pro forma effects on net income for the years ending December 31, 2000 and 2001 are not likely to be representative of the effects on reported net income or loss in future years. In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable. In addition, option valuation models require the input of highly subjective assumptions, and changes in such subjective assumptions can materially affect the fair value estimate of employee stock options.

The weighted-average grant-date fair value per share of options granted during the periods were as follows:

	Years Ended December 31,	
	2000	2001
Exercise price equal to deemed fair value of common stock on the grant date:		
Weighted-average exercise price	$10.00	$ 9.29
Weighted-average option fair value	$ 2.13	$ 1.48
Exercise price greater than deemed fair value of common stock on the grant date:		
Weighted-average exercise price	$ —	$10.00
Weighted-average option fair value	$ —	$ 0.59

8. Commitments and Contingencies

Lease Commitments

The Company leases certain facilities under operating leases which expire at various dates through February 2008.

Future minimum payments under operating leases as of December 31, 2001 are as follows (in thousands):

2002	$ 860
2003	848
2004	779
2005	810
2006	730
Thereafter	787
Total payments	$4,814

Rent expense was $645,000, $717,000 and $1,116,000 for the years ended December 31, 1999, 2000 and 2001, respectively, and $277,000 and $232,000 for the three months ended March 31, 2001 and 2002, respectively.

Collaborative Agreements

Effective May 2, 1997, the Company entered into agreements which created a worldwide relationship between Gen-Probe and bioMérieux Vitek, Inc. ("bMx"). The collaboration involves research and development activities, as well as the transfer to bMx of product distribution rights in international

markets, excluding Japan. As part of the agreements, Gen-Probe has licensed its probe-related technology to bMx to jointly develop probe assays and adapt and develop instrumentation during a five-year and ten-year term. In return, bMx paid Gen-Probe $2,000,000 of license and $4,000,000 of prepaid royalty fees in 1997 and an additional $6,000,000 of license fees in 1998. License fees were amortized over the term of the agreement and royalty fees were deferred.

In August 2000, the bMx agreement was amended to transition the relationship from a collaborative arrangement to a licensing agreement with certain performance obligations. In exchange for the royalties paid under the original agreement, Gen-Probe transferred all information and know-how to bMx as of December 31, 2000 and will transfer its manufacturing capabilities to bMx by December 31, 2003. Gen-Probe records revenue under this arrangement when specific milestones are achieved. Gen-Probe recognized milestone revenue of $0, $3,000,000 and $250,000 for the years ended December 31, 1999, 2000, and 2001, respectively, and no revenue for the three months ended March 31, 2001 and 2002. Gen-Probe recognized $1,070,000, $1,470,000 and $1,870,000 in license fees related to this agreement for the years ended December 31, 1999, 2000 and 2001, respectively, and $470,000 for the three months ended March 31, 2001 and 2002.

In July 1998, the Company entered into an agreement with Chiron Corporation ("Chiron") to form a strategic alliance to develop, manufacture and market nucleic acid probe assay systems for blood screening and certain areas of clinical diagnostics. Under the terms of the agreement, Chiron or a third party will market and sell products that utilize Chiron's intellectual property relating to hepatitis C ("HCV") and human immune deficiency virus Type 1 ("HIV-1") and the Company's patented technologies. The Company received an up-front license fee of $10,000,000 in 1998. The Company received an additional payment of $8,500,000 in 1999 upon achieving a milestone which the Company recorded as revenue. The Company may receive additional payments if certain milestones are met. The Company may also receive additional revenues if products are sold. In September 1998, Chiron agreed to sell its diagnostic business to Bayer Corporation ("Bayer"). As a result, the Company and Bayer have aligned under the terms of the agreement relating to clinical diagnostics. The Company recorded licensing revenues of approximately $9,200,000, $670,000 and $670,000 for the years ended December 31, 1999, 2000 and 2001, respectively, related to this aspect of the agreement, and $170,000 for the three months ended March 31, 2001 and 2002.

In connection with its collaboration agreement with Chiron, the Company has developed and supplies products to the American Red Cross, America's Blood Centers, American Independent Blood Centers, the United States military and others for pooled blood sampling under the terms of an Investigational New Drug application. The Company receives monthly payments for costs that have been incurred for development of the product. The contracts are renewable and are expected to continue until commercial release of the product in the United States. Collaborative research revenue recorded under the terms of the agreements for the years ended December 31, 1999, 2000 and 2001 were $4,770,000, $10,946,000 and $14,546,000, respectively, and $2,821,000 and $4,224,000 for the three months ended March 31, 2001 and 2002, respectively.

With respect to the Company's collaboration with Chiron, both parties have obligations to each other. The Company is obligated to manufacture and supply its blood screening assay to Chiron, and Chiron is obligated to purchase all of the quantities of this assay specified on a 90-day demand forecast, due 90 days prior to the date Chiron intends to take delivery, and certain quantities specified on a rolling 12-month forecast.

In connection with the joint development of the HIV-1/HCV assay, and as a condition for Chiron's agreement to pay for most of the clinical trial costs related to approval of that assay, the Company agreed

to pay the costs related to the clinical trial for the next joint development project with Chiron. The obligation of Gen-Probe is limited to the cost incurred for the previous joint clinical trial, which amount has not been agreed between the parties. This amount is not currently determinable but will be material to the financial condition and results of operations of the Company.

License Agreements

In connection with its research and development efforts, the Company has various license agreements with unrelated parties which provide the Company with rights to develop and market products using certain technology and patent rights maintained by the parties. Terms of the various license agreements require the Company to pay royalties ranging from 1% to 5% of future sales on products using the technology. Such agreements generally provide for a term which commences upon execution and continues until expiration of the last patent relative to the technology.

During 1995, the Company granted a non-exclusive license to certain patented methods for detecting specific infectious diseases. In exchange for this license, Gen-Probe received a license fee and will receive a royalty on all sales of licensed products. Royalties received amounted to $267,000, $348,000 and $421,000 for the years ended December 31, 1999, 2000 and 2001, respectively, and $101,000 and $117,000 for the three months ended March 31, 2001 and 2002, respectively.

In July 2001, the Company granted a license to CDS for certain patented products. In exchange for this license, Gen-Probe received an initial license fee of $1,600,000 and will receive a royalty on all sales of licensed products. Royalties of $400,000 were received in 2001 on sales of products sold by CDS and $211,000 during the three months ended March 31, 2002.

Government Contract

In 1996, Gen-Probe was awarded a $7.7 million contract by the National Heart, Lung & Blood Institute, a part of the National Institutes of Health (the "NIH"), to develop tests for screening donor blood for HIV-1 and HCV. In 1997, the contract was modified with the addition of $648,000 for the development of a semi-automated system for detection of HIV-1/HCV RNA in pooled plasma. Effective September 1998, the contract was further modified with the addition of $4.3 million for the development of HIV-2 and HBV tests. The Company records contract revenues under the reimbursement contract as costs are incurred. Billings under this contract were completed in 2000 and contract revenues recorded for the years ended December 31, 1999 and 2000 were $4,980,000 and $302,000, respectively.

In January 2000, the Company began work on a three-year $13.4 million cost sharing contract with the NIH, to modify the HIV-1/HCV assay to incorporate HBV detection capability and make it simpler for organ donation centers to test the blood of organ donors. The Company will spend $13.4 million, of which the NIH will reimburse $7.6 million. The Company records contract revenues under the reimbursement contract as costs are incurred. Costs incurred are recorded in research and development expenses. Contract revenues recorded for the years ended December 31, 2000 and 2001 were $465,000 and $4,220,000, respectively, and $702,000 and $1,458,000 for the three months ended March 31, 2001 and 2002, respectively.

Litigation

The Company is involved in certain patent-related disputes. While there can be no assurances as to the ultimate outcome of such litigation, management expects that the resolution of these matters will not have a material adverse effect on the Company's financial position or its ability to conduct business.

On February 26, 2001, the Company commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. During the fourth quarter of 2001, the Company negotiated a resolution to most of the disputed items, and in January 2002, the Company received $6.9 million in partial settlement of the claims. During the first quarter of 2002, the Company recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on the Company upon final settlement.

9. Significant Customers and Geographic Information

During the years ended December 31, 1999, 2000 and 2001, 13%, 11% and 11% respectively, of net revenues were from one customer. During the year ended December 31, 2001 and during the three months ended March 31, 2002, 17% and 21%, respectively, of net revenues were from a second customer. No other customer accounted for more than 10% of revenues in any fiscal period.

During the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002, 0%, 2%, 5%, 4% and 9%, respectively, of product sales were from the sale of commercially approved blood screening products. Other revenues related to the development of blood screening products prior to commercial approval are recorded in collaborative research revenue as disclosed in Note 8, Collaborative Agreements. During the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002, 100%, 98%, 95%, 96% and 91%, respectively, of product sales were from the sale of clinical diagnostic products and instruments.

Net revenues by geographic region were as follows:

	Years Ended December 31,			Three Months Ended March 31,	
	1999	2000	2001	2001	2002
Net revenue:					
North America	$106,307	$107,715	$111,018	$27,078	$28,584
All other	11,215	11,826	18,713	3,999	5,199
	$117,522	$119,541	$129,731	$31,077	$33,783

10. Employee Benefit Plan

Effective May 1, 1990, Gen-Probe established a Defined Contribution Plan (the "Plan") covering substantially all employees of Gen-Probe and CBI beginning the first day of the month following the month in which they are hired. Employees may contribute up to 20% of their compensation per year (subject to a maximum limit imposed by federal tax law). Gen-Probe is obligated to make matching contributions each payroll equal to a maximum of 50% of the first 6% of compensation contributed by the employee. The contributions charged to operations related to Gen-Probe employees totaled $571,000, $760,000 and $835,000 for the years ended December 31, 1999, 2000 and 2001, respectively, and $231,000 and $254,000 for the three months ended March 31, 2001 and 2002, respectively.

11. Recent Events (Unaudited)

On December 10, 2001, Chugai announced its intention to spin-off Gen-Probe by distributing all of its shares of Gen-Probe to the shareholders of Chugai, subject to Chugai shareholder approval of Chugai's

merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmaholding B.V., and a capital reduction transaction involving the distribution of the Gen-Probe shares. If shareholder approval is obtained, the Company expects the distribution to occur in the third calendar quarter of 2002. As part of this transaction and prior to distribution of the Gen-Probe shares to its shareholders, Chugai plans to merge Gen-Probe Holding into Gen-Probe. At the time of the merger, Gen-Probe Holding will have $75,000,000 in cash and will own 37 acres of land, including the site of Gen-Probe's headquarters facility, valued at approximately $30,000,000. Gen-Probe's lease of the land on which its headquarters sits will terminate automatically upon the completion of the merger because Gen-Probe will own the land. Following the spin-off, Gen-Probe plans to register its shares with the Securities and Exchange Commission in the United States and the Company will become independent from Chugai. In connection with the spin-off the Company will be required to modify the terms of its note payable and remove the Chugai guarantee from the notes.

Gen-Probe will not issue additional shares of its common stock in excess of the number of shares currently owned by Gen-Probe Holding to Chugai to reflect the cash and land it will receive in the merger with Gen-Probe Holding. Instead, it will adjust outstanding options to purchase its stock granted under its 2000 Equity Participation Plan in connection with the merger. The number of shares subject to each option will be reduced to recognize the contribution of cash and land to Gen-Probe through the merger of Gen-Probe Holding into Gen-Probe. Although the adjustment will result in a reduction in option holders' aggregate ownership stake in Gen-Probe relative to Chugai's ownership stake, the reduction will be in proportion to the reduction that would have resulted from the issuance by Gen-Probe of additional shares of Gen-Probe common stock to Chugai in connection with the merger had such shares actually been issued, and the Company expects the aggregate value of Gen-Probe's stock to increase through Gen-Probe's receipt of the cash and land in the merger.

In connection with the merger of Gen-Probe Holding Company into Gen-Probe, Gen-Probe will record approximately $3.2 million of deferred tax assets. These deferred tax assets relate principally to financial statement depreciation in excess of that deducted for tax purposes and to research and development tax credits previously held by Chugai Pharma USA, LLC, the successor to Gen-Probe's sister company Chugai Biopharmaceuticals, Inc., that are being carried forward and which may be realized in future periods depending on, among other factors, Gen-Probe's having sufficient taxable income in the future periods. As such, Gen-Probe will establish a valuation reserve until these deductions and credits are realized.

GEN-PROBE INCORPORATED

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES FOR THE THREE YEARS ENDED DECEMBER 31, 2001

	Allowance for Doubtful Accounts	Reserve for Excess and Obsolete Inventory(1)
	(In thousands)	
Balance at December 31, 1998	$ 728	$ 5,461
Charged to expense	270	6,433
Utilizations, net of reversals	(173)	(2,570)
Balance at December 31, 1999	825	9,324
Charged to expense	(28)	10,075
Utilizations, net of reversals	(30)	(3,097)
Balance at December 31, 2000	767	16,302
Charged to expense	341	3,071
Utilizations, net of reversals	(284)	(5,313)
Balance at December 31, 2001	$ 824	$14,060

(1) The net charges to the reserve for excess and obsolete inventory in 1999 and 2000 were primarily related to the development and manufacture of our blood screening products. At that time, these products were not commercially approved and were, therefore, fully reserved in the balance sheet. The Company submitted its Investigational New Drug application in the first quarter of 2001 and did not receive FDA approval for commercial sale of the blood screening product until February 2002. Until commercial sales of the blood screening product occur, excess manufacturing costs for the blood screening assays will continue to be classified in research and development expenses.

参　考　和　訳

注：　この参考和訳は、あくまで参考のために作成されたものであり、何ら法的効力を有しません。この参考和訳の内容と英文の Information Statement との間に相違がある場合、常に英文の Information Statement が優先するものとします。

[ジェン・プローブ・インコーポレイテッドのロゴ]

92121 カリフォルニア州サン・ディエゴ市
ジェネティック・センター・ドライブ 10210 番地

2002 年 6 月 12 日

拝啓

中外製薬株式会社の株主の皆様

ジェン・プローブ・インコーポレイテッド（以下「ジェン・プローブ社」）に関する本情報説明書を皆様にお届けすることができ、実に喜ばしく思います。中外製薬株式会社（以下「中外製薬」）とロシュ・ファームホールディング B.V.（Roche Pharmholding B.V.）の子会社である日本ロシュ株式会社との合併、中外製薬によるロシュ・ファームホールディング B.V.への新株発行、および中外製薬の株主の皆様への中外製薬が保有するジェン・プローブ社普通株式の分配を含む中外製薬の資本および資本準備金減少案が中外製薬の株主の皆様にご承認いただけたあかつきには、ジェン・プローブ社は、2002 年 9 月 15 日頃には中外製薬からスピンオフされ、独立した上場会社として営業を開始する予定です。ジェン・プローブ社は、ナスダック・ナショナル・マーケット（Nasdaq National Market）での普通株式の店頭気配公示および売買の申請を行いました。

ジェン・プローブ社は、疾病の臨床診断および献血血液のスクリーニングに利用される迅速、正確、かつコスト効率の良い核酸プローブに基づいた製品の開発、製造および販売において世界をリードする企業です。ジェン・プローブ社は、核酸検出の研究および製品開発においては 17 年以上の経験を持ち、特許を取得している核酸検査技術に基づいた当社の製品は、世界中の臨床検査室および採血センターで日常的に利用されています。皆様には、添付の情報説明書により、ジェン・プローブ社について、そして独立した上場企業としての当社の将来性について、一層ご理解いただきたく存じます。

ジェン・プローブ社は、公開企業として、市場シェアを拡大し続け、当社が現在競合活動を展開していない当業界の高成長分野においても当社の製品の提供を選別的に拡大していける地位に立つだろうと当社は信じております。当社株式の分配に先立ち、当社は、当社の直接の親会社であるジェン・プローブ・ホールディング・カンパニー・インク（Gen-Probe Holding Company, Inc.（旧チュウガイ・ファーマ USA・インク（Chugai Pharma U.S.A., Inc.））を吸収合併することにより、さらに 7,500 万ドルの現金を受領します。この追加の現金、そして当社が将来資本市場にアクセスできることにより、当社の戦略的計画の実施が加速化できるようになります。公開企業への移行は、最終的に、革新的で改善された製品の提供につながるものと当社では予測しております。

当社の経験豊富な経営陣は、堅強なリーダーシップと財務実績を維持することによりジェン・プローブ社を他社と差別化することを強く望んでおります。皆様が当社の使命にご協力くださり、このエキサイティングな機会を共有してくださることを希望致します。

同封の情報説明書は、ジェン・プローブ社の普通株式の分配を説明し、ジェン・プローブ社の財務諸表を含む重要な情報を記載したものです。ぜひ注意深くお読みください。なお、分配につきましてご質問がございましたら、日本の中外製薬の広報室（電話番号：03-3273-0881）までご連絡くださいますようお願いいたします。

敬具

[署名]
ヘンリー・L・ノードホフ
ジェン・プローブ・インコーポレイテッド
社長兼最高経営責任者

情報説明書

[ジェン・プローブ・インコーポレイテッドのロゴ]

ジェン・プローブ・インコーポレイテッド

普通株式 約 21,666,666 株の分配

本情報説明書は、中外製薬株式会社（以下「中外製薬」）が保有するジェン・プローブ・インコーポレイテッド（以下「ジェン・プローブ社」）の発行済普通株式の全株が中外製薬の普通株式の株主の皆様へ分配されることに関して、提供されるものです。ジェン・プローブ社は現在、中外製薬の子会社として事業を営んでいます。

中外製薬の株主の皆様が、ロシュ・ファームホールディング B.V.（Roche Pharmholding B.V.）（以下「ロシュ・ファームホールディング社」）の子会社である日本ロシュ株式会社（以下「日本ロシュ社」）と中外製薬との合併、中外製薬によるロシュ・ファームホールディング社への新株の発行、および中外製薬が保有するジェン・プローブ社の普通株式の中外製薬株主への分配を含む中外製薬の資本および資本準備金減少案を承認された場合には、基準日である 2002 年 7 月 31 日の営業時間（日本時間）終了時点の中外製薬普通株式の株主名簿上の株主は、保有される中外製薬普通株式 1 株につきジェン・プローブ社の普通株式 0.086 株を受領します。このスピンオフは日本国の税制上中外製薬普通株式の株主の皆様にとって課税対象取引となることから、中外製薬はさらに、保有される中外製薬普通株式 1 株当たり現金約 49.575 円の分配を行います。これは、20%の源泉徴収税率が適用されると仮定して、ジェン・プローブ社普通株式および現金の両方の分配時に課せられる源泉徴収税額に充当するための金額を分配することを意図するものです。中外製薬の 1 株当たりの現金分配の概算金額は、2002 年 3 月 31 日現在の中外製薬普通株式の発行済株式総数に基づいて見積もられています。1 株当たりの現金分配の実際の金額は、2002 年 7 月 31 日現在の中外製薬普通株式の発行済株式総数に基づいて決定されます。

当社では、分配は 2002 年 9 月 15 日頃に有効となるものと予想しています。租税条約その他の理由により 20%未満の税率で日本国の源泉徴収の対象となる方を除き、中外製薬は、分配の現金部分を全額控除し、皆様に代わって同金額を日本国税務当局に支払います。したがって、端株の代わりに支払われる現金を除き、皆様には実際には現金の支払は行われません。なお、日米租税条約の下では、米国の株主への分配にかかる源泉徴収税率は、原則として 15%に軽減され得ます。

中外製薬の株主の皆様は、分配において皆様が受け取られる当社普通株式について支払いをしたり、または、当社普通株式を受け取るために中外製薬普通株式を引渡しもしくは交換したりすることは要求されません。現在、当社普通株式には流通市場は存在しません。当社は、ナスダック・ナショナル・マーケット（Nasdaq National Market）での当社普通株式の店頭気配公示および売買の申請を行いました。

本情報説明書を検討なさる際には、10 ページから始まる「リスク要因」の表題の下に説明される事項を注意深く考慮してください。

証券取引委員会、その他いずれの州の証券委員会も、これらの証券を承認も否認もしておらず、また、本情報説明書が真実または完全であるかについての判断も下していません。これに相反する表明を行うことは、刑法上の犯罪となります。

本情報説明書は、いかなる証券の売付けの申込みまたは買付けの申込みの勧誘を構成するものではありません。

分配に関連するお問い合わせをご希望の中外製薬株主の皆様は、日本の中外製薬の広報室（電話番号：03-3273-0881）にご連絡ください。

本情報説明書の日付は 2002 年 6 月 12 日です。

情報説明書

目次

ACCUPROBE®、APTIMA®、GEN-PROBE®、LEADER®、PACE®、TIGRIS™、TMA™、ならびに当社のその他のロゴおよび商標は、ジェン・プローブ社が所有するものである。Procleix™ はカイロン・コーポレーション（Chiron Corporation）（以下「カイロン社」）の商標である。VERSANT™ はバイエル・コーポレーション（Bayer Corporation）（以下「バイエル社」）の商標である。本情報説明書に記載されるその他のブランド名または商標は全て、それぞれの所有者が所有するものである。当社による他の当事者の商標、トレード・ドレス、もしくは製品の使用または表示は、それら商標あるいはトレード・ドレスの所有者の当社との関係または同所有者による当社の推奨もしくは後援を意図するものでも暗示するものでもない。

要約

以下は、本情報説明書に記載されている情報の一部の要約である。当社は、株主が、この要約に加え、本情報説明書全体、特に「リスク要因」の箇所で説明されるリスクおよび当社の財務諸表を熟読されることを強く勧めるものである。本情報説明書中の当社についての言及には、当社の直接の親会社であるジェン・プローブ・ホールディング・カンパニー・インク（Gen-Probe Holding Company, Inc.）（旧チュウガイ・ファーマUSA・インク（Chugai Pharma U.S.A., Inc.））の資産が含まれる。同社は分配に先立ち当社に吸収合併され、その結果、当社は中外製薬株式会社の直接の完全子会社となる予定である。本情報説明書中の当社の発行済みの普通株式およびストック・オプション（当社の過去の財務諸表に反映されている株式数および1株当たりの金額を除く）についての情報は、分配に先立ち実施される1対3の割合での株式併合を反映させるために調整されている。2002年3月31日から分配の基準日である2002年7月31日までの間に中外製薬の普通株式が追加発行された場合、企図された分配比率を維持するため、株式併合の割合を調整することが必要となる可能性がある。

本情報説明書においては、当社の、臨床診断製品と血液スクリーニング製品から構成される核酸プローブに基づいた検査事業を説明している。当社の同事業は、分配前まで、説明にある過去の期間中、常に独立した事業として運営されてきている。分配後は、当社は独立した公開企業となり、中外製薬による当社株式の継続的な保有はなくなる。提供されている過去の財務情報は、当社の将来の業績または財務成績を示唆するものではない。

当社について

当社

当社は、疾患の臨床診断および献血血液スクリーニングに利用される、迅速、正確かつコスト効率の良い核酸プローブに基づいた製品の開発、製造および販売における世界的リーダーである。1983年に設立された当社は、核酸検査（NAT）の科学面および商業面における開発を先駆けた。標的の微生物に独特であると考えられる核酸配列に特異的に結合する核酸プローブを利用することにより、従来の検査方法では検出が困難または検出に長時間を要する微生物の検出が核酸検査で可能になった。当社は、今日に至るまで、様々な種類の病原微生物を検出する40種類超の製品について米国食品医薬品局（Food and Drug Administration）（以下「FDA」）の承認を受けている。2002年2月には、献血血液でのヒト免疫不全ウイルス（1型）（以下「HIV-1」）とC型肝炎ウイルス（以下「HCV」）をスクリーニングするために使われる当社の生化学的検査（アッセイ）に関し、FDAから生物製剤の承認申請（Biologics License Application, BLA）に基づく承認を受けた。当社の検査は、献血血液スクリーニング用に利用できるFDAの承認を受けた唯一の核酸検査であり、現在、米国の献血血液の70%超のHIV-1およびHCVのスクリーニング用に当社の検査が使用されている。

当社は、主に臨床診断用検査と血液スクリーニング用検査の販売から収入をあげている。当社の臨床診断製品は、38名の直接の販売部隊を通じて米国とカナダの検査所や公衆衛生機関に販売されている。当社は、バイエル社、ビオメリューS.A.（bioMérieux S.A.）（以下「ビオメリューSA社」）および中外診断科学株式会社との間で、当社の臨床診断製品の一部を世界各地の市場で販売するための契約を締結している。当社は、リボソームRNA検出において特許を取得しているため、非ウイルス性微生物の検出用として増幅法を用いない核酸検査と増幅法を用いる検査の両方を提供できる唯一の企業である。この結果、当社は、増幅法を用いない検査であり当社の2001年度製品売上高の過半数を占めたペース（PACE）製品ライン、および最近導入した増幅法を用いるアプティマ・コンボ2（APTIMA Combo 2）検査により、クラミジア、淋菌および結核菌の検査市場で指導的な地位を占めている。

当社の血液スクリーニング検査は、当社とカイロン社との協力に関する契約に基づき、カイロン社によって、米国の例では米国赤十字社や米国血液センター（America's Blood Centers）などの採血センターへ世界的に販売されてきた。当社の血液スクリーニング検査法は、FDAの承認に先立ち、新薬臨床試験申請（Investigational New Drug Application、IND）に基づき米国内の採血センターに提供されていた。最近のFDAの承認の結果、カイロン社はこの検査を米国の顧客に商業価格で販売し始めることが可能とな

り、これにより当社の増収がもたらされることになる。当社は、製品販売の他に、政府機関やヘルスケア企業との共同研究、および当社の特許取得済み核酸検査技術のライセンスからも収入をあげている。

当社は、技術的に進歩しており、信頼できる当社の核酸検査、ならびに当社の販売部隊および技術サポートグループの能力により、業界での指導的な地位を確立してきた。研究開発の投資により、当社の一揃えの財産的価値のある特許技術ポートフォリオの開発を可能にし、それらを組み合わせることによって、迅速で正確かつコスト効率の良い検査法を求める顧客の変化するニーズに応えるための核酸検査を生み出してきた。また当社は、外部業者と協力して、当社の検査を実施するための様々な機器システムの開発も行ってきた。当社は、TIGRIS として知られるシステムを現在開発中であるが、当社はこれが世界で初の完全自動大量処理用の核酸検査機器システムであると信じている。TIGRIS によって大量の検査を行う場合の人件費および汚染が大幅に減り、大きな採血センターでも個別献血検査ができるようになると当社は信じている。当社は、TIGRIS 機器の臨床試験を 2003 年末までに開始する予定である。

当社は、2001 年 12 月 31 日を期末とする年度に、1 億 2,970 万ドルの収益および 460 万ドルの純利益を計上した。2002 年 3 月 31 日終了の 3 ヶ月間においては、3,380 万ドルの収益および 310 万ドルの純利益を計上した。

現在の市場機会

フロントライン・ストラテジック・コンサルティング・インク（Front Line Strategic Consulting, Inc.）（以下「フロントライン・ストラテジック・コンサルティング社」）によると、2001 年の感染症用核酸検査の市場は、世界中で約 15 億ドルの規模であった。核酸検査は、210 億ドルと見積もられるヒト診断用製品の世界市場のわずかを占めるにすぎないが、最近では最も高い成長率を示す部門である。フロントライン・ストラテジック・コンサルティング社は、核酸検査市場が 1998 年からの 3 年間に 30%を超える年間平均成長率で伸びたと報告した。当社は、核酸検査業界の成長の主な原動力は、これまでも、またこれからも、以下のとおりであると確信している。

- 新しい増幅法スクリーニング技術が採用され、性感染症（STD）のハイリスク層ならびに無症状者の検査が拡大すること
- 高度な技術を有する検査技術者の人件費と必要性を減らしながら、処理量の増大および検査結果の改善を可能にする自動検査への移行
- 利用可能な最先端の血液スクリーニング技術を採用することにより、ヒトの献血血液の全体的な安全性の改善に焦点が当たること
- 患者の体内のウイルス・レベルの定期測定により、抗ウイルス治療を受けている患者のモニタリングが増え、適切な治療法の判断に役立つこと

さらに、今後数年間にわたり、ガン検査、ファーマコジェノミクス、産業用検査およびバイオテロリズムなど、核酸検査技術の新興市場の発展が予想される。フロントライン・ストラテジック・コンサルティング社によると、当社は現在、感染症核酸検査市場において約 10%の市場シェアを有する。フロスト・アンド・サリバン社（Frost and Sullivan）によると、当社は、2001 年に、米国のクラミジアおよび淋菌の検査市場の 46%を、また、米国の結核菌検査市場の 72%を占めた。

当社の競争上の優位点

当社は、以下の競争上の優位点により、核酸検査市場において成功裡に競争できる地位にあると確信している。

- 当社は、多種多様の自社固有のコア技術を有しており、それらの組み合わせにより、当社の検査法を競合製品に比べてより特異的かつ高感度で、使いやすくかつ迅速なものにできる。
- 当社は、300 件を上回る米国および外国での特許により保護されているプローブ・ベースの検査および機器システムの広範囲にわたるポートフォリオを当社顧客に提供している 。

- 当社は、当社の研究開発努力に率いられた技術革新の実績を有している。
- 当社の直接販売部隊および技術サポートグループは、当社の顧客およびそのニーズを徹底的に理解しており、その結果、当社はブランド認知度の高さと顧客のロイヤルティーを享受している。
- 当社は、経験豊富で有能な経営陣を擁し、規制、臨床および品質保証における専門知識を有しており、これらは当社の最新技術を駆使した製造施設と共に、新製品および新技術の効率的かつ効果的な設計、製造ならびに承認取得を可能とする。

こうした優位点にもかかわらず、当社は、核酸検査市場において激しい競争に直面し続けている。当社の製品が市場に受け容れられるためには、当社は、当社の製品が、競合各社の製品および従来の検査所の手続きによって実施される検査の代わりとなる、正確で、コスト効率が良く、所要時間を短縮するものであることを実証する必要がある。さらに、当社の競合会社の一部は、財務、マーケティング、販売、製造、流通、技術の各面において当社をはるかに上回る資源を有しており、また潜在的な競合会社がかかる資源を有する可能性がある。

当社の成長戦略

当社は、核酸検査市場における指導的な地位を成功裡に確立し、それを維持している。この強い立場をもとに、当社は、以下の戦略を通じて当社の事業を成長させる計画である。

当社のコア技術を活用して新規市場における指導的な地位を確立する。 当社は、固有の技術に基づいた革新的な製品ソリューションを提供することにより、多数の核酸検査分野において新規の市場機会を発見し市場のリーダーとなることに成功した過去の実績がある。当社は、今後も引き続き、新しい核酸検査市場において機会を探索し、新製品を開発していく。

自社固有の核酸検査用完全自動統合システムを完成する。 当社は、臨床診断および血液スクリーニングにおいて当社の確立した製品ラインを補完する技術的に進化した機器の開発を継続する。当社の顧客に最新世代のシステム・ソリューションを提供するというこのアプローチは、最終的に、当社が既に確立した市場での地位およびブランド認知度を維持かつ強化するものと当社は信じている。

革新的な研究開発により核酸検査の製品ラインを拡張する。 当社は、当社顧客のニーズに最適な製品を生み出すために当社のコア技術の要素を組み合わせて行う製品開発に対して、システム的なアプローチを継続していく。競争優位性を維持するため、当社は当社の技術の相互補完関係についての理解を活用する意向であり、これにより、新製品の開発サイクル時間を短縮できると信じている。また、FDA の承認を受けた 40 を超える製品を市場に送り出したという当社の経験は、当社が新製品を市場に投入するのに役立つであろうと当社は信じている。

将来のライセンシングと買収の機会を追求する。 当社は、従来から新技術のライセンスを取得することによって社内の研究開発を補完してきている。核酸検査業界における当社のリーダーシップを維持するため、ライセンスおよび買収を通じて新技術を選りすぐり取得していく予定である。

新製品開発を加速し、世界的マーケティングを進めるために、協働関係を拡大する。 当社は、とりわけ新製品開発および新市場参入に関する当社の戦略の実施が可能になるような協働関係を追求していく。当社は、知的所有権へのアクセスを提供できる業界大手、または、共同開発製品をその販売組織を通じて販売することにより当社の商品化能力を補強できるような業界大手とパートナーシップを組んでいく。

組織再編

2002 年 3 月、当社の直接の親会社であるチュウガイ・ファーマ USA・インクは、組織再編を開始した。この組織再編の結果、当社は中外製薬の完全所有子会社になる予定である。現在のところ、この組織再編により以下の手続を伴っている。

- 中外製薬が新しい完全所有子会社であるチュウガイUSA・インク（Chugai USA, Inc.）を設立

- チュウガイ・ファーマUSA・インクが不動産賃借権およびその他の特定の資産をチュウガイUSA・インクに移転および譲渡

- チュウガイ・ファーマUSA・インクの別の子会社であるチュウガイ・バイオファーマスーティカルズ・インク（Chugai Biopharmaceuticals, Inc.）が、デラウェア州有限責任会社（Limited Liability Company）に組織変更し、チュウガイ・バイオファーマスーティカルズ・エルエルシー（Chugai Biopharmaceuticals, LLC）となる。

- チュウガイ・ファーマUSA・インクが、チュウガイ・バイオファーマスーティカルズ・エルエルシーの発行済社員持分全てをチュウガイUSA社に売却

- 中外製薬がチュウガイ・ファーマUSA・インクに対して現金出資を行い、この出資により、チュウガイ・ファーマUSA・インクは現金7,500万ドルを保有

- チュウガイ・ファーマUSA・インクが社名をジェン・プローブ・ホールディング・カンパニー・インク（以下「ジェン・プローブ・ホールディング・カンパニー社」）に変更

- チュウガイ・バイオファーマスーティカルズ・エルエルシーが社名をチュウガイ・ファーマUSA・エルエルシー（Chugai Pharma USA, LLC）に変更

分配に先立ち、ジェン・プローブ・ホールディング・カンパニー社は、当社に吸収合併される。この結果、当社は現金7,500万ドル、カリフォルニア州サン・ディエゴ市内の当社本社建物の敷地および隣接する土地37エーカーならびにその土地上の建物等を取得することになる。当社は、ジェン・プローブ・ホールディング・カンパニー社の当社への吸収合併において当社が受け取る現金および土地に対応して、ジェン・プローブ・ホールディング・カンパニー社が現在保有している当社の株式数を超える数の当社普通株式を中外製薬に対して追加発行しない。その代わり、当社は、この吸収合併に関して、当社普通株式を購入するための全ての発行済オプションを調整する。各オプションの対象となる株式数は、この吸収合併によって当社に与えられる現金および土地を認識するために、0.8241対1の割合によって減少させられる。この調整の結果、当社におけるオプション保有者による総所有割合は中外製薬による総所有割合に比べて相対的に減少するが、この減少は、仮に吸収合併に関連して当社普通株式が中外製薬に対し追加的に発行された場合に、当該新株式発行の結果として生じる減少に比例するものである。本情報説明書で説明されているオプションの対象となる株式（当社の過去の財務諸表で説明されている株式および1株当たりの金額を除く）は全て、合併およびそれに関連するオプション調整、ならびに分配に先立ち実施される予定の1対3の割合での株式併合を反映するために調整されている。

以下の図は、組織再編前と組織再編後の当社の企業構造（ただし、当社の子会社を除く）を示したものである。



組織再編前
中外製薬株式会社
チュウガイ・ファーマUSA・インク
ジェン・プローブ・インコーポレイテッド
チュウガイ・バイオファーマスーティカルズ・インク
組織再編後
中外製薬株式会社
ジェン・プローブ・インコーポレイテッド
チュウガイUSA・インク
チュウガイ・ファーマUSA・エルエルシー

分配後、中外製薬は当社に対する持分を一切有しない。

本件分配

以下に説明される事項のより詳細な説明については、「本件分配」を参照のこと。

分配会社……………………… 中外製薬株式会社

被分配会社…………………… ジェン・プローブ・インコーポレイテッド

分配比率……………………… 中外製薬普通株式の株主名簿上の各保有者は、基準日時点で保有している中外製薬普通株式 1 株につき当社普通株式 0.086 株を受け取る。2002 年 3 月 31 日現在、中外製薬の発行済普通株式総数（自己株式を除く）は 252,024,072 株であった。2002 年 3 月 31 日時点で有効な転換価格を前提とすれば、中外製薬の転換社債によりさらに 54,562,926 株の中外製薬普通株式が発行可能であり、同転換社債権者の選択によって 2002 年 3 月 31 日から 2002 年 7 月 31 日の間に発行される可能性がある。

分配される証券……………… 約 21,666,666 株の当社普通株式が分配される。分配比率が、2002 年 7 月 31 日（分配の基準日）現在の中外製薬発行済普通株式 1 株につきジェン・プローブ社普通株式 0.086 株と固定されているため、分配の完了時点における実際の当社普通株式数は、2002 年 7 月 31 日現在の中外製薬の発行済普通株式総数によることになる。2002 年 3 月 31 日現在、中外製薬の発行済普通株式総数は 252,024,072 株（自己株式 44,492 株を除く）であった。2002 年 3 月 31 日時点で有効な転換価格を前提とすれば、中外製薬の転換社債によりさらに 54,562,926 株の中外製薬普通株式が発行可能であり、同転換社債権者の選択によって 2002 年 3 月 31 日から 2002 年 7 月 31 日の間に発行される可能性がある。転換社債を除き、中外製薬には、それによって 2002 年 7 月 31 日以前に中外製薬の普通株式が発行され得るような他の証券または権利は存在しない。2002 年 3 月 31 日現在、当社は、1,632,666 株の当社普通株式を購入するためのオプションを付与しているが、このオプションは未だ一切行使されていない。現時点から分配日までの間にオプションが一切行使されないと仮定した場合、分配される当社普通株式は、分配直後の当社の発行済普通株式の全てを構成する。中外製薬の株主は、分配において受け取る当社普通株式について支払いをしたり、また、当社普通株式を受け取るために中外製薬普通株式を引渡しもしくは同株との交換をしたりすることは要求されない。分配に先立ち、ジェン・プローブ社は、中外製薬が保有するジェン・プローブ社普通株式の発行済株式総数が、分配比率および 2002 年 7 月 31 日現在の中外製薬普通株式の実際の発行済株式総数に基づき分配される株数（端株を含む）と同一となるよう、予定されているジェン・プローブ普通株式の 1 対 3 の割合による株式併合に調整を行う。

分配の理由……………………… 中外製薬は、ロシュ・ファームホールディング社との間で、中外製薬の事業が、ロシュ・ファームホールディング社の子会社である日本ロシュ社の事業と統合され、かつロシュ・ファームホールディング社が、中外製薬の支配持分を取得することになる契約を締結した。日本ロシュ社は、日本法に基づき中外製薬に吸収合併されることになり、この合併においてロシュ・ファームホールディング社は中外製薬の普通株式を受け取る。合併に先立ち、ロシュ・ファームホールディング社は、完全希薄化ベースで現在の発行済株式数の約 10%にあたる株数の中外製薬株式を中外製薬の現在の一般株主から購入する公開買付けを行い、さらに、中外製薬から新規発行の中外製薬普通株式を現金で購入することができる。この取引の完結の結果、ロシュ・ファームホールディング社は、中外製薬の発行済株式の 50.1%を保有することになる。中外製薬およびロシュ・ファームホールディング社は、中外製薬が中外製薬の当社への持分を処分しない限り、両社が予定している取引は、米国の反トラスト法当局

による、結果が不確実な長期にわたる審査を必要とするような深刻な反トラスト法上の問題を提起する可能性があり、結果としてジェン・プローブ社を分離・売却する必要につながりうるとの結論に達している。したがって、中外製薬およびロシュ・ファームホールディング社は、取引の過度の遅延および取引が阻止されるリスクを伴わずに両社が予定している取引を実行できるようにするため、中外製薬とロシュ・ファームホールディング社の間の取引の完結に先立って、中外製薬が同社のジェン・プローブ社に対する持分を分離・売却することを決定した。中外製薬は、株式分配によるジェン・プローブ社のスピンオフを通じてジェン・プローブ社の分離を実行することは、中外製薬の株主にとって最も有利な選択肢であると判断した。

分配の条件……………………… 分配において中外製薬の株主が受領する当社普通株式は、中外製薬と日本ロシュ社の合併において受け取られる対価ではないものの、この分配は、当該合併と関連する中外製薬によるロシュ・ファームホールディング社への新株発行が中外製薬の株主によって承認され、かつ、合併および新株発行の完了に関するその他全ての条件（分配の完了を除く）が満たされたかまたは放棄された場合にのみ、実施されるものである。また、分配は、株主による中外製薬の資本および資本準備金の減少（分配はこの資本および資本準備金の減少の一部を構成する）の承認を条件とする。さらに、分配は、その他の通例の条件に服するが、中外製薬はかかる条件の成就を放棄する権利を留保している。

分配される現金…………… スピンオフは、日本国の税制上、中外製薬普通株式の株主にとって課税対象取引となることから、中外製薬はさらに、12,494,265,480 円の現金の分配を行い、中外製薬普通株主に対し、その所有株式数に比例した金額を分配する。これは、20%の源泉徴収税率が適用されると仮定して、ジェン・プローブ社普通株式および現金の両方の分配時に課せられる日本国の源泉徴収額に充当するための金額を分配することを意図している。2002 年 3 月 31 日現在の中外製薬普通株式の発行済株式総数を前提とすると、現金分配は中外製薬普通株式1株当たり 49.575 円となる。1株当たりの現金分配の実際の金額は、2002 年 7 月 31 日現在の中外製薬普通株式の発行済株式総数に基づいて決定される。当社では、分配は 2002 年 9 月 15 日頃に発効するものと予想している。租税条約その他の理由により、株主が 20%未満の税率で日本国の源泉徴収の対象となる場合を除き、中外製薬は、分配の現金部分を全額控除し、株主に代わって同金額を日本国税務当局に支払うことになるので、端株の代わりに支払われる現金を除いては、株主に対して実際に現金が交付されることはないことになる。日米租税条約の下では、米国の株主に対する分配に課せられる日本国の源泉徴収税率は、原則として 15%に軽減され得る。

端株……………………………… 当社の普通株式の端株は、分配されない。中外製薬の株主名簿上の株主が権利を有する端株は、分配代理人によりまとめられた上、公開市場にて売却される。かかる売却からの正味現金収入の総額は、当社普通株式の端株を受け取るべき株主に比例的に分配される。このような売却代金は、一般に、受領した株主にとって課税対象となる。売却代金は米ドル建てになるとみられるが、当社では、株主に支払うべき金額を同金額の分配に先立ち日本円に転換する予定である。

分配代理人、名義書換代理人、株式登録機関… メロン・インベスター・サービシーズ・エルエルシー（Mellon Investor Services, LLC）（以下「メロン・インベスター・サービシーズ社」）が、当社の普通株式の分配代理人、名義書換代理人および株式登録機関である。

分配の実施要領…………… 分配を実施するため、当社は、中外製薬の株主に対し、現物の株券を発行する代わりに直接登録（direct registration）の方法により、当社普通株式を発行する（株券は要請があれば発行される）。証券会社またはその他の名義人を

通じて中外製薬普通株式を保有する株主は、かかる証券会社またはその他の名義人に連絡を取り、分配によって受領するジェン・プローブ社普通株式を証券会社の口座に振り替えるよう手配することができる。直接登録制度、ならびに当社普通株式の証券会社の口座への振り替え、売却譲渡および移転の仕組みに関するより詳細な説明については、「本件分配 — 直接登録制度」を参照のこと。

基準日 .... 基準日は、2002年7月31日の営業時間終了時（日本時間）とする。

予定分配日 2002年9月15日

分配による米国連邦所得税法上の課税関係 .... 米国連邦所得税法上、ジェン・プローブ社普通株式の分配により、非米国株主は一般に課税されない。中外製薬は、ジェン・プローブ社の普通株式の分配が米国の連邦所得税法上米国株主について課税繰延べ（以下「免税」）となり、また、端株の代わりに受け取る現金は同端株が株主に分配され、その後売却されたのと同じように取り扱われる旨の米国内国歳入庁（Internal Revenue Service, IRS）による決定を求める申請を行っている。分配日の前に米国内国歳入庁（IRS）から有利な決定を得られない場合には、中外製薬の法律顧問であるヒューズ・ハバード・アンド・リード・エルエルピー（Hughes Hubbard & Reed LLP）は、分配日に、中外製薬に対し、同事項については疑問の余地がないわけではなく、米国内国歳入庁（IRS）または裁判所が異なる結論に至る可能性があるものの、同株式分配は、米国連邦所得税上、免税となる可能性が高いとの趣旨の意見を提供する予定である。ジェン・プローブ社普通株式の分配が免税とならない場合、米国株主は、ジェン・プローブ社普通株式および端株の代わりに受け取った現金の価額と同額の、課税対象となる配当を受け取ったものとして扱われる。ジェン・プローブ社普通株式の分配が免税扱いとなるか否かに関係なく、いかなる現金の分配（日本国の源泉所得税に充当される現金を含む）も、米国株主にとっては課税対象となる配当として扱われる。米国株主は、一般に適用される制限規定に従い、米国の連邦所得税額を決定するにあたり、日本国の源泉徴収税額の控除を受ける権利を有する。分配による米国連邦税法上の課税関係に関するより詳細な説明については、「米国連邦税および日本国税務上の取扱い」を参照のこと。

分配による日本の税法上の課税関係 .... 分配は、日本国の税法上、課税対象取引となり、租税条約その他の規定により軽減税率が適用されない限り、一般に分配金額が日本国の源泉徴収税率20%の対象となる。但し、35%の税率を選択する特定の日本国株主の場合を除く。日米租税条約に基づき、米国株主に対しては、源泉徴収税率は一般に15%に軽減される。その他の国の居住者は、該当国と日本国の間の租税条約に基づき、源泉徴収税率が軽減される可能性がある。租税条約に基づく軽減税率の適用を受けるためには、株主は、分配に先立ち中外製薬を通じて申請書を提出する必要がある。分配による日本国の税法上の課税関係に関するより詳細な説明については、「米国連邦税および日本国税務上の取扱い」を参照のこと。

証券取引所上場 .... 現在、当社の普通株式には公開市場は存在しない。当社は、ナスダック・ナショナル・マーケットでの当社普通株式の店頭気配公示および売買の申請を行った。当社は、売買は、分配に先立って、発行日取引ベースで開始されると予想している。発行日取引（when-issued trading）とは、証券の発行が授権されているものの未発行であることから条件付きで行われる取引を意味する。当社では、分配日の翌日の取引初日において、当社普通株式の発行日取引は終了し、普通取引が開始されるものと予想しているが、分配直後に十分な数の株式が売買に供され得ない場合には、分配日以降も限定された期間、発行日取引が継続する可能性がある。普通取引（regular-way trading）とは、証券が

	発行された後の取引を意味し、通常、取引日から丸 3 営業日目に決済される売買を伴う。当社は、分配日前または後における当社の普通株式の取引価格を予測することはできないが、分配前に発行日取引市場を設けることにより、分配後の当社普通株式の株価を安定させる効果があると信じている。
中外製薬、同社の関連会社、および当社の分配後の関係......................	分配後、当社は独立した株式公開会社となり、中外製薬が当社株式を継続的に所有することはなくなる。当社と中外製薬は、中外製薬の株主に対する当社普通株式の分配を達成するため、分離･分配契約（Separation and Distribution Agreement）を締結している。この分離･分配契約には、当社が当社の事業から生じる債務について原則として中外製薬を補償すること、また、中外製薬が留保した事業から生じる債務について中外製薬が原則として当社を補償することに関する合意が含まれる。さらに、分離･分配契約では、分配から 15 ヶ月以内に、当社が当社の資産の全部もしくは実質的に全部を売却する場合、特定の個人もしくは団体が当社の議決権付株式の 50%以上の実質的所有権を取得した場合、当社が合併の当事者になった場合、または当社が従業員給付制度もしくは報奨制度による場合以外で、実勢市場価格を上回る価格で普通株式もしくはその他のエクイティ証券を発行する場合には、当社が、中外製薬に対し、中外製薬の日本国での納税負担額が増額した分につき補償することが要求されている。当社はさらに、チュウガイ･ファーマ USA･エルエルシー（当社の旧兄弟会社のチュウガイ･バイオファーマスーティカル･インクの承継会社）との間で、分配後の当社とチュウガイ･ファーマ USA･エルエルシーとの関係を規律する複数の付随的契約を締結する予定である。これらの契約は、分配後の 1 年間、当社がチュウガイ･ファーマ USA･エルエルシーにいくつかの管理事務を提供することを要求し、さらに、分配前の期間における当事者間の税負担の配分について規定している。これらの契約に関するより詳細な説明については、「中外製薬、同社の関連会社およびジェン･プローブ社の間の取決め」を参照のこと。
分配後の配当政策..........	当社は、近い将来において当社普通株式に配当を支払うことを予定していない。ただし、分配後の当社による配当の支払および金額は、当社取締役会の裁量による。
乗っ取り防止効果..........	分配後に効力を有する当社の基本定款および付属定款の条項、ならびにデラウェア州法の条項の一部は、当社取締役会により承認されない取引における当社の支配権の取得をより困難にする効果をもつ可能性がある。さらに、分配から 15 ヶ月以内に、当社が当社の資産の全部または実質的に全部を売却する場合、特定の個人もしくは団体が当社の議決権付株式の 50%以上の実質的所有権を取得した場合、当社が合併の当事者になった場合、または当社が従業員給付制度もしくは報奨制度による場合以外で実勢市場価格を上回る価格で普通株式もしくはその他のエクイティ証券を発行する場合には、中外製薬の日本国での納税負担額が増額した分について中外製薬を補償するという当社の義務も、経営権の変更を抑制、遅延または阻止する可能性がある。
リスク要因......................	株主は、「リスク要因」の中で説明される事項を注意深く考慮すべきである。
当社の住所......................	92121-4362 カリフォルニア州サン･ディエゴ市ジェネティック･センター･ドライブ 10210 番地

過去の財務情報の要約

以下の表は、1997年、1998年、1999年、2000年および2001年の12月31日をそれぞれ期末とする年度に関する、およびかかる年の12月31日時点の当社の監査済み財務諸表、2002年3月31日現在の未監査財務諸表、ならびに2001年および2002年の3月31日終了の3ヶ月間の未監査財務諸表から抽出した過去の財務情報の要約を示すものである。未監査条件付組替連結貸借対照表のデータは、ジェン・プローブ・ホールディング・カンパニー社（旧チュウガイ・ファーマUSA・インク）の当社への吸収合併および分配を伴う当社の組織再編が2002年3月31日に発生したと仮定した場合のかかる組織再編の結果を反映したものである。この財務情報の要約は、「経営陣による財務状況および業績の説明ならびに分析」ならびに本情報説明書の別の部分に含まれている財務諸表およびそれに対応する財務諸表についての注記と併せて読まれるべきである。

	12月31日を期末とする年度					3月31日終了の3ヶ月間	
	1997年	1998年	1999年	2000年	2001年	2001年（未監査）	2002年（未監査）
	（単位：1株当たりの金額以外は1,000ドル）						
損益計算書データ：							
収益：							
製品売上高	$83,918	$88,803	$95,569	$100,162	$104,233	$26,644	$26,895
共同研究収入	3,400	5,588	11,366	13,764	20,203	3,677	5,904
ロイヤリティーおよびライセンス収入	1,922	1,592	10,587	5,615	5,295	756	984
収益合計	89,240	95,983	117,522	119,541	129,731	31,077	33,783
営業費用：							
製品売上原価	26,749	28,738	30,519	34,102	38,483	9,631	11,449
研究開発費	22,445	35,709	47,758	58,143	52,993	14,169	12,506
販売費およびマーケティング費	11,790	13,346	12,889	14,303	15,969	3,833	4,133
一般費および管理費	9,897	10,304	13,058	14,005	17,287	4,005	4,908
無形資産償却	3,428	3,408	2,921	948	948	237	84
営業費用合計	74,309	91,505	107,145	121,501	125,680	31,875	33,080
営業利益（損失）	14,931	4,478	10,377	(1,960)	4,051	(798)	703
営業外利益（損失）							
受取利息	1,763	1,744	540	1,029	482	203	101
支払利息	(689)	(1,087)	(1,092)	(1,112)	(1,012)	(283)	(238)
その他の営業外収益（費用）－純額	(329)	3	54	(50)	6	(13)	3,617
営業外利益（損失）合計－純額	745	660	(498)	(133)	(524)	(93)	3,480
税引前利益（損失）	15,676	5,138	9,879	(2,093)	3,527	(891)	4,183
法人税等	5,226	1,473	3,168	(1,085)	(1,090)	(271)	1,099
当期純利益（損失）	$ 10,450	$ 3,665	$ 6,711	$ (1,008)	$ 4,617	$ (620)	$ 3,084
1株当たり当期純利益（純損失）(1)：							
基準および希薄化ベース	$ 0.16	$ 0.06	$ 0.10	$ (0.02)	$ 0.07	$ (0.01)	$ 0.05
加重平均株数：							
基準ベース	65,000	65,000	65,000	65,000	65,000	65,000	65,000
希薄化ベース	65,000	65,000	65,000	65,000	65,011	65,000	65,000

	12月31日現在			3月31日現在	
	1999年	2000年	2001年	2002年（未監査）	2002年見積り（未監査）
貸借対照表データ：					
現金、現金等価物、および短期投資	$ 24,151	$ 12,584	$ 17,750	$ 18,728	$ 91,429
運転資本	30,523	29,439	29,765	34,191	110,188
資産の部合計	159,683	156,612	160,347	161,697	245,162
長期借入、当期中に返済期限が到来する分を含む	14,000	14,000	12,000	12,000	13,000
資本の部	112,074	111,180	115,807	118,901	204,565

---

(1) 全株式および1株当たりの金額は、2000年8月に実施された650,000対1の割合の株式分割を反映しているが、分配に先立ち実施される予定の1対3の割合での株式併合は反映していない。

リスク要因

当社および当社の普通株式の評価にあたっては、以下のリスク要因、および本情報説明書に記載されるその他全ての情報を注意深く考慮すべきである。

当社の事業に関連するリスク

当社では多額の研究開発費を継続して負担すると予想されるため、収益性の維持が困難になる可能性がある。

当社では近年、血液スクリーニング製品および TIGRIS 機器の開発に関連し、多額の費用を負担している。当社の製品提供の拡大を継続するに伴い、研究開発に関連する経費は高レベルに留まることが予想される。この結果、当社としては、収益性を維持するためには相当の収益を生み出し続ける必要がある。当社は、このような収益を生み出せない可能性があり、将来、収益性を維持できなくなる可能性がある。将来、当社が収益性を維持できないとなれば、当社の普通株式の市場価格が下落する可能性がある。

当社が買収され、または当社の株式が関連する取引に従事する場合に、中外製薬が日本で支払う納税額が分離・分配契約に明記される金額を上回ることになれば、当社は高額の債務を負う可能性がある。

分配に関し、中外製薬は日本国の租税債務を負担することになり、その額は当社の株式の公正な時価によることとなる。中外製薬では日本国の税負担額を見積もるために合理的な努力を払ってきたが、日本国の税務当局が、当社の株式の価値および中外製薬が分配に関連して負担する税額を決定する上で用いる手続きおよび方法は不透明であり、中外製薬の実際の納税額は、その見積り金額を超過する可能性がある。このため、当社は、分離・分配契約において、分配から 15 ヶ月以内に、当社が当社の資産の全部もしくは実質的に全部を売却する場合、特定の個人もしくは団体が当社の議決権付株式の 50%以上の実質的所有権を取得した場合、当社が合併の当事者になった場合、または当社が従業員給付制度もしくは報奨制度による場合以外で実勢市場価格を上回る価格で普通株式もしくはその他のエクイティ証券を発行する場合で、中外製薬の日本国での納税額が分離・分配契約に明記された金額を上回る時には、中外製薬を補償することに合意している。この中外製薬を補償するという潜在的な義務は、経営権の変更を抑制、遅延、または阻止する可能性がある。

当社の四半期収益および業績は将来期において著しく変動する可能性があることから、当社の株価は下落する可能性がある。

当社の収益および業績は四半期毎に著しく変動する可能性がある。販売費、研究開発費、製造原価が高額であることが一因で、当社の費用の相当部分は固定化している。したがって、収益の若干の減少が、四半期の業績に過大に影響し、当社の普通株式の価格が下落する可能性がある。四半期の業績に影響を与える要因には、以下が含まれる（ただしこれらに限られない）。

- 当社製品の需要
- 顧客の契約のタイミングおよび締結
- 製品販売時期
- 海外市場での当社製品の需要に影響する可能性がある為替レートの変動
- 新製品導入における予想外の遅延あるいは問題
- 規制当局の承認およびその他の発表の時期
- 当社の流通網における変化
- 当社ならびに当社の競合各社による新製品発表および新製品導入の時期

- 新製品導入の結果としての既存製品の陳腐化
- 当社の価格設定方針または当社の競合各社の価格設定方針の変更
- 経費の増加（販売・マーケティング、原材料もしくは消耗品、製品開発、または管理のいずれに関連するか否かを問わない）
- 新規の企業協働契約の締結または既存の企業協働契約の終了
- 技術または事業の買収に関連する費用

その他の要因が、当社の業績に関して当社が正確な予測を行うことができるかに影響する可能性もある。例えば、当社の血液スクリーニング製品およびアプティマ・コンボ 2（APTIMA Combo 2）などの幾つかの臨床診断製品の販売実績は限られているため、当社が将来の売上高を正確に予想する能力は限定されている。さらに、当社の海外売上高の社内予想は、これらの製品の流通業者によって作成された予想に基づいている。これらの要因により、将来の一または複数の四半期における当社の業績が、証券アナリストまたは投資家の予想に満たない可能性があり、当社の株価が下落する可能性がある。

当社は短期的にはペース（PACE）製品ラインの売上に依存している。ペース検査法の売上の著しい減少は、これに対応してアプティマ・コンボ 2 検査法の売上が増加しない場合には、当社の収益を減少させ、当社の事業に重大な打撃を与える可能性がある。

ペース製品ラインの検査法の売上は、2002 年 3 月 31 日に終了した 3 ヶ月間において、当社の収益合計の約 51%を、2001 年には同 57%を占めた。当社では、予測可能な将来における当社の収益および収益性は、ペース検査法の売上に実質的に依存すると予想している。競合他社のいくつかが当社のペース検査法と同一の病原菌を検出する増幅法技術を利用した製品を既に導入していることから、当社は、当社のペース検査法の売上高が減少する可能性があると考える。当社の継続的な成長は、当社が以下を達成するが否かにかかっている。

- アプティマ・コンボ 2 検査法などの増幅法技術を組み込んだ製品を含め、新たに開発された製品を成功裡に商品化すること
- 追加製品を開発し、商品化すること
- 海外市場を含む新しい市場セグメントにおいてペース検査法が受け入れられるようにすること

当社のペース検査法の需要の著しい減少は、これに対応してアプティマ・コンボ 2 検査法の売上が増加しない場合には、当社の収益を減少させ、当社の事業に重大な打撃を与える可能性がある。

大規模な臨床検査所、公衆衛生検査所、および病院が、アプティマ・コンボ 2 検査法を含む当社の新しい臨床診断製品を採用し使用しない場合には、当社は臨床診断市場における当社のシェアを維持または拡大できない可能性がある。

増幅法技術を利用する新しいアプティマ・コンボ 2 検査法を含む当社開発製品は、市場に受け入れられない可能性がある。当社製品が市場に受け入れられるか否かは、以下を含む（ただしこれらに限られない）数多くの要素に依拠している。

- 競合製品に対する当社製品の優位性（有効性および使いやすさを含む）
- 価格設定
- 政府および第三者支払人の医療保険による払戻し方針

当社の新製品が市場に受け入れられない場合には、当社は、ペース検査法が対象とする感染症診断の市場を含む臨床診断市場における当社のシェアを維持あるいは拡大できない可能性があり、当社の売上の減少を引き起こす可能性がある。

当社が TIGRIS 機器の開発を適時に完了できなければ、当社は既存顧客を維持し、また新規顧客を獲得できない可能性がある。

当社が、血液スクリーニング市場および診断市場におけるさらなる自動化の要請を満たすことができるか否かは、当社の TIGRIS 機器の開発能力に依存している。高性能のハードウェアとソフトウェアが組み込まれたこの製品は、想定どおりに機能しない可能性があり、最終的な発売までに予想外の遅延が発生する可能性もある。同製品の発売には、既に当社の当初予想より長い時間を要しており、費用も予定を上回っている。2001 年には、当社は同製品の設計と開発を担当した当初の外部請負業者であるレラ･インク（RELA, Inc.）との関係を打ち切り、完成に向けて KMC システムズ･インク（KMC Systems, Inc.）（以下「KMC システムズ社」）と関係を結んだ。TIGRIS の開発におけるこれ以上の遅延は、同製品の市場導入までの期間の面での優位性を損なう可能性がある。TIGRIS の開発を完了するのに要する予想追加費用は 1,000 万ドル未満となると当社ではみている。

当社は、2002 年末までに TIGRIS 機器の臨床診断および血液スクリーニングの応用に関するベータ評価を開始し、2003 年末までに臨床試験を開始する予定である。このベータ評価の結果によっては、市場導入前に TIGRIS システムに変更を加える必要が生じる可能性があり、これによって、さらなる開発費用が生じる可能性もある。また、ベータ評価の後でさえ、TIGRIS ほど複雑な製品となると、初回導入時には欠陥を含んでいることが往々にしてある。このような欠陥を含む製品の納品、または信頼性もしくは品質上の問題は、多額の資本その他の資産の支出を必要とする可能性があり、同製品の市場浸透を大幅に遅延ないし妨害する可能性がある。このような資本支出または遅延は、当社の業績に打撃を与え、当社の評判を深く毀損し、当社による既存顧客の維持および新規顧客の獲得を妨げる可能性がある。

血液スクリーニング検査法の当社の売上利益率は、献血者の個別検査の実施によって低減する可能性がある。

当社は現在、プールされた献血血液の検体に使用される HIV-1/HCV の血液スクリーニングアッセイの売上から収益をあげている。プールされた血液の検査においては、まず複数の献血者検体が単一の検査によってスクリーニングされるが、カイロン社は、当社の HIV-1/HCV アッセイを献血者の人数ベースで採血センターに販売している。当社では、血液スクリーニング市場は、最終的には、プールされた血液の検査から献血者の個別検査に移行するものと予想している。献血者の個別検査には、現在のプールされた血液の検査に必要とされている検査回数に比べてはるかに多くの検査が必要となる。当社のカイロン社との協働契約の下では、HIV-1/HCV アッセイの製造費用は当社が負担している。献血者ごとの個別検査により多数の検査が必要とされることから、原材料費および人件費を含めて当社の可変製造原価が増大することになる。献血者 1 名当たりの価格または合計販売数が当社の可変製造原価の増加に比例して増加しない場合には、当社の血液スクリーニング検査法の売上利益率は、献血者個別検査の採用によって低下する可能性がある。当社では、個別検査が実施された場合にカイロン社がエンド･ユーザーに対して請求する最終販売価格を知り得ないことから、個別検査の結果当社の売上利益率がどの程度悪影響を受けるかを正確に予測することはできない。

当社の将来の成功は、当社が既存製品を改良強化し新製品を開発導入することができるかに一部依存している。

当社製品の市場は、急速に変化し続ける技術、進化する業界標準、および新製品の導入によって特徴づけられるが、これらは当社の既存製品の陳腐化をもたらし得る。当社の将来の成功は、当社が既存製品を改良強化し新製品を開発導入することができるかに一部依存している。例えば、単一の検体からより多数の微生物を検出できるような新製品を提供し続ける必要があると当社は信じている。また、当社が開発中の TIGRIS 機器のような、自動機器プラットフォームで実施できるような新しい検査法を開発しなければならないと当社は信じている。

新製品または改良製品の開発は、技術および市場の動向の正確な予測ならびに技術の正確さを必要とする複雑かつ不透明なプロセスである。さらに、新製品の開発が成功するか否かは、新技術の開発に依存することになる。当社は、長時間かつ高額の費用を要する開発活動を行い、これら新製品に関する規制当局の承認を求める必要がある。当社は、こうした新製品の開発、導入、販売の成功を遅延させまたは阻止しうる困難を経験する可能性がある。当社は、FDA または外国の規制当局によって新製品の規制上の許可もしくは承認がタイムリーに受けられない、または全く受けられない可能性があり、新製品が成功裡に商品化されない可能性もある。

当社は激しい競争に直面しており、効果的に競争できない場合には、当社の収益は減少し、当社の収益性および業績に重大な悪影響を与える可能性がある。

臨床診断業界は、競争の激しい業界である。現在、医師やその他の医療機関により使用されている診断検査の過半数は、大規模な臨床検査所、公衆衛生検査所、および病院によって行われている。これらの検査所は、診断検査市場における優位性を維持するために激しく競争するであろうと当社では予想している。当社製品が市場で受け入れられるためには、当社製品が従来の検査所での検査に取ってかわる、正確で経済的かつ時間が節約できる方法であることを当社が実証する必要がある。

臨床診断製品市場においては、F･ホフマン-ラ･ロシュ･エルティーディー（F. Hoffmann-La Roche Ltd.）（以下「F･ホフマン･ラ･ロシュ社」）、同社の子会社であるロシュ･モレキュラー･ダイアグノスティックス･インク（Roche Molecular Diagnostics, Inc.）（以下「ロシュ･モレキュラー･ダイアグノスティックス社」）、アボット･ラボラトリーズ（Abbott Laboratories）（以下「アボット･ラボラトリーズ社」）、ベクトン･ディキンソン･アンド･カンパニー（Becton Dickinson and Company）（以下「ベクトン･ディキンソン社」）、およびビオメリューSA 社を含む多数の競合会社が、主として技術、品質、評判、正確さ、使いやすさ、価格、信頼性、新製品の導入時期ならびに提供する製品ラインの面で、製品売上高において当社と競合している。米国以外の市場においては、現地の流通制度、複雑な規制環境、医療についての哲学や製品の嗜好の違いを含むその他の要因も、競争に影響している。中には当社をはるかに上回る財務、マーケティング、販売、製造、流通および技術の面での資源を備えている競合会社も既に数社あり、今後、こうした競合他社の数が増える可能性がある。さらに、これら競合他社は、臨床試験や研究開発の実施における専門知識、必要な知的所有権ライセンスを取得する能力およびブランド認知度の点で、当社をはるかに上回る可能性がある。加えて、当社は、特定の機器で使用するための臨床診断および食品病原菌の適用に関連する自社開発技術の一部を、ビオメリュー社にライセンス供与しており、将来において、他の技術を潜在的な競合相手にライセンス供与する可能性がある。結果として、当社は将来、ビオメリュー社およびその他のライセンス被許諾者と、当社の技術を組み込んだ製品の販売をめぐって競合する可能性がある。当社の競合会社は、新規技術に迅速に対応する上でより有利な立場に立ち、より包括的なマーケティング･キャンペーンを展開でき、より積極的な価格設定方針を採用し、潜在的な顧客、従業員および戦略的パートナーをひきつけることに、当社よりも成功する可能性がある。当社では、ロシュ･モレキュラー･システムズ（Roche Molecular Systems）（以下「ロシュ･モレキュラー･システムズ社」）、アボット･ラボラトリーズ社、ベクトン･ディキンソン社も、当社の TIGRIS 機器に類似した自動システムを開発中であると信じている。

血液スクリーニング製品市場においては、当社の主要な競合相手は、ロシュ･モレキュラー･システムズ社である。また、当社は、ポリメラーゼ･チェーン･リアクション（PCR）技術に基づいて血液銀行や血液検査所により独自に開発された検査法、ジョンソン･アンド･ジョンソン（Johnson & Johnson）の子会社であるオーソ･クリニカル･ダイアグノスティックス（Ortho Clinical Diagnostics）（以下「オーソ･クリニカル･ダイアグノスティックス社」）により販売されている HCV 抗原検査法、およびアボット･ラボラトリーズ社の免疫測定製品とも、競合している。将来的には、当社の血液スクリーニング製品は、ウイルス不活性化技術や血液代替品と競合する可能性がある。

当社の血液スクリーニング製品に関して当社が協働関係にあるカイロン社は、HCV に関連する特許を第三者にライセンスする権利を保持している。同社は、血液スクリーニング分野においてはロシュ･モレキュラー･システムズ社に、臨床診断分野においては複数の他社にライセンスを許諾している。カイロン社のライセンスの追加許諾により、HCV アッセイの販売においてさらなる競争が引き起こされ、また、かかるライセンスは当社が請求できる当初製品の価格に影響を及ぼす可能性もある。

当社は、将来の資本需要のための資金調達ができない可能性があり、これにより当社が提供する製品の不足部分の対処や当社の技術向上が阻止される可能性がある。

これまで当社の営業から生じるキャッシュフローは、運転資本、資本支出および研究開発費の需要を十分満たしており、また、分配時点においても、当社は予定された支出を賄うために十分な運転資本を有するものとみられるが、将来においては、これらの資金需要を満たし、また買収その他の投資を行うために、追加の借入または株式の発行を行う必要が生じる可能性がある。当社が受諾可能な条件で追加の借入または株式発行を行うことができない場合、またはそれらについて制限を受ける場合には、特に戦略的な買収や投資を通じて当社の製品の提供の不十分な部分を補ったり、当社の技術を改善したりすることができなくなる可能性がある。

当社は、以下の当社の事業（ただし、これらに限られない）の発展に必要不可欠な将来の多様な活動資金に充てるため、多額の資金調達を行わなければならない可能性がある。

- 当社の技術開発を成功させるための研究開発
- 新製品について規制上の承認を取得すること
- 当社の技術を守るために特許を出願し、さらに当初の特許を防御・主張すること
- 特に有能な科学者およびエンジニアを確保するための激しい競争に鑑み、有能な従業員を維持すること
- 追加製品を自社で、あるいは第三者を通じて製造すること
- 当社自体の販売流通力を構築し、または第三者を利用して、種々の製品を種々の市場で販売すること
- 新技術、製品または会社を買収すること

さらに、分配に関連し、当社は、銀行からの新規のターム・ローンにより、発行済みの 1,000 万ドルの支払手形を借り換える予定である。同支払手形の条件によれば、手形債務を早期弁済する場合、当社は手形保有者に対して、市場実勢金利に基づき「完全な支払」をしなければならない。当社では、1,000 万ドルの返済に加え、「完全な支払」として約 100 万ドルを負担することになると予想している。この金額は、手形の返済後に当社の財務諸表上、特別損失として計上されることになる。当社は、ウェルズ・ファーゴ・バンク・エヌ・エー（Wells Fargo Bank, N.A.）からこの資金の融資に関するコミットメント・レターを受領しているが、同行との間で当社にとって受諾可能な条件で借換えを成功裡に完了することができない場合には、当社の現金資金が悪影響を受ける可能性がある。

当社が社債または株式の発行により資金を調達する場合、発行される債券または優先株式は全て、当社が清算した場合に、当社の普通株式の株主が有する権利、支払順位および特権よりも上位の権利、支払順位および特権を有することになる。債券の要項は、当社の営業に制約を課す可能性がある。当社が株式発行を通じて資金を調達する場合、この発行により株主の当社に対する持分が希薄化されることになる。

当社は、将来の買収については、株式の追加発行によって資金調達を行う予定である。当社の株価が低いか変動的である場合、当社は他社を買収できない可能性がある。さらに、当社の株価の変動性に関わらず、中外製薬との間の分離・分配契約に基づき、分配から 15 ヶ月以内に、当社が当社の資産の全部もしくは実質的に全部を売却する場合、特定の個人もしくは団体が当社の議決権付株式の 50%以上の実質的所有権を取得した場合、当社が合併の当事者になった場合、または当社が従業員給付制度もしくは報奨制度による場合以外で実勢市場価格を上回る価格で普通株式もしくはその他のエクイティ証券を発行する場合に、中外製薬の日本国での税負担額が増加する時には、中外製薬を補償するという当社の義務のために、当社が株式を発行することが制限される可能性がある。「米国連邦税および日本国税務上の取扱い」および「中外製薬、同社の関連会社およびジェン・プローブ社の間の取決め — 分離・分配契約 — 免責および補償」を参照のこと。

当社は一部の当社製品の流通に関してカイロン社その他の第三者に依存している。当社のいずれかの流通業者が当社との関係を終了する場合、または適切な業務遂行を怠った場合には、当社製品の売上は打撃を受けることになる。

当社は、血液スクリーニング製品の販売においてはカイロン社に、また、一部のウイルス臨床診断製品の販売においてはバイエル社に依存している。カイロン社による製品売上高は、2002 年 3 月 31 日終了の 3 ヶ月間の当社収益合計の 7.5%、2001 年度の当社収益合計の 5.6%を占めた。バイエル社による製品売上高は、2002 年 3 月 31 日終了の 3 ヶ月間の当社収益合計の 2.0%、2001 年度の当社収益合計の 0.8%を占めた。当社が 2002 年 2 月に取得した HIV-1/HCV 用血液スクリーニング製品に関する FDA 承認の結果として、2002 年にはカイロン社による製品販売からもたらされる当社の収益は大幅に増大し、カイロン社との協働から生じる当社収益の割合がさらに上昇することになると当社では予想している。当社のカイロン社との契約は 2010 年第 1 四半期に、バイエル社との契約は 2010 年第 2 四半期に、更新されない限りそれぞれ終了する。カイロン社との契約およびバイエル社との契約はいずれも、契約に基づく新製品開発によって更新され得ることから、当初の契約期間満了時または当初の契約期間中に開発された最後の新製品の最初の市販から 5 年後のいずれか遅い方に失効することになる。

当社は、2001 年 2 月 26 日、血液スクリーニング製品の協働に関連し、カイロン社に対して仲裁手続きを開始した。仲裁は主に、HIV-1/HCV 用血液スクリーニングアッセイが FDA によって承認される前に、米国赤十字社から得た収入に対するジェン・プローブ社のシェアおよび各当事者のシェアの計算に先立って、カイロン社が行った総収入からのさまざまな控除の妥当性に関連していた。他の紛争事項には、HIV-1/HCV 血液スクリーニングアッセイおよび将来の検査法の臨床試験に関する各当事者の義務、自社の予測に従って血液スクリーニングアッセイを購入するカイロン社の義務、ならびに特許ライセンスに関して第三者から支払われるロイヤリティーに関する各当事者の義務が含まれた。当社は、2001 年第 4 四半期中、紛争事項の大部分に関する解決策を取り決め、当社は 2002 年 1 月に請求の一部和解として 690 万ドルの支払いを受領した。当社は、2002 年第 1 四半期中、合意された事項に関するカイロン社からの支払いの受領により、その他の収入として 240 万ドル、納入製品に関する前金の前受収益として 390 万ドル、およびその他の受取勘定として 60 万ドルを、それぞれ認識した。両当事者は、その他の一点に関して交渉を継続しているが、この点は最終的な和解がなされても当社に重大な財務諸表上の影響を及ぼすとは予想されない。当社ではカイロン社とのさらなる紛争が起こるとは予想していないものの、当社またはカイロン社は、将来協働契約に基づき相手方に対して仲裁手続きを開始することがありうる。かかる手続は当社がカイロン社から売上を受け取るのを遅延させたり、またはその他の方法により当社のカイロン社との協働関係を中断させたりする可能性があり、これにより当社の収益が減少し株価が下落する可能性がある。

当社はさらに、ヨーロッパの大部分における一部の当社製品の流通に関してはビオメリュー社に、日本における特定の製品の流通に関しては、現在中外製薬の子会社である中外診断科学株式会社に、そしてその他の地域における一部の当社製品の流通に関しては種々の独立流通業者に依存している。2002 年 3 月 31 日終了の 3 ヶ月間における当社収益合計中、ビオメリュー社による売上高は 3.7%、中外診断科学株式会社による売上高は 2.2%を占めた。当社のビオメリュー社との販売契約は、2003 年 5 月 1 日に終了する。中外診断科学株式会社との販売契約は現在、2002 年 12 月 31 日に終了することになっているが、原則として同契約の契約期間を 3 年間延長することを合意している。2002 年 5 月、中外製薬は、中外診断科学株式会社を富士レビオ株式会社に売却する契約を締結したと発表した。当社では、この売却が当社と中外診断科学株式会社との間の販売契約に重大な影響を及ぼすとは予想していない。

当社の販売もしくはマーケティング契約（特に当社のカイロン社との間の契約）が解除され、当社が代替の契約を締結できない場合、または当社が新製品を直接販売することを決定した場合、当社は、追加の外交販売要員を含む販売・マーケティング資源に投資しなければならないことになり、これにより、将来の販売費ならびに一般費および管理費が大幅に増大することになる。当社は、新規の販売もしくはマーケティング契約を、満足できる条項で締結できないか、または全く締結できない可能性がある。当社が受諾可能な販売もしくはマーケティング契約を締結できない場合、または当社製品を成功裡に販売できない場合、当社製品の売上高は減少することになる。

当社が現行の企業協働契約を維持できない場合、および新規の企業協働契約を締結できない場合は、当社の製品開発が遅れる可能性がある。特に、当社が血液スクリーニング製品に関するカイロン社との協働の維持に失敗すれば、当社の事業が重大な悪影響を受ける。

当社は、製品の共同開発および共同販売において、企業協働先に大幅に依存している。当社のいかなる企業協働先が当社との契約に違反し、もしくは契約を解約し、またはそれ以外に協働事業を成功裡かつ適時に実行しない場合には、協働関係によって実施が計画されている製品の臨床前開発、臨床開発、または商品化とそれに続く販売が、遅延しまたは中止される可能性がある。当社は、企業協働先が当社のプログラムまたは潜在的製品に充てる資源の量や時期をコントロールすることはできない。また、当社はいくつかの製品の商品化に関して企業協働先に依存するであろうと予想している。

当社の協働契約の継続は、当社の企業協働が定期的に更新されるかに依存する可能性がある。当社のカイロン社との契約は2010年第1四半期に、バイエル社との契約は2010年第2四半期に、更新されない限りそれぞれ終了する。カイロン社との契約およびバイエル社との契約はいずれも、契約に基づく新製品開発によって更新され得ることから、当初の期間終了時点あるいは当初の期間中に開発された最後の新製品の最初の市販から5年後のいずれか遅い方に失効することになる。また、両協働契約は、いずれかの契約当事者による重大な契約違反により、期間満了前に解約される可能性がある。

当社の協働契約のいずれかが解約された場合、または当社が受諾可能な条件にて協働契約を更新できない場合には、当社には、製品の開発もしくは販売に社内の資源を追加で投入したり、開発プログラムの一部を中止したり、または代替となる企業提携を見つけたりしなければならない。仮に別の企業協働が可能であったとしても、受諾可能な条件で交渉できない可能性があり、結果的にこうした協働が成功しない可能性もある。当社の四半期の業績は、新規の企業提携契約の開始または既存の企業提携契約の終了により、大幅に変動する可能性がある。

当社は、収益合計の相当部分を少数の顧客に依存していることから、これらの顧客のいずれかの喪失、またはこれらの顧客のいずれかによる大量購入の取消しや遅延は、当社の収益を著しく減少させる可能性がある。

過去の実績からみると、限られた数の顧客が当社の総収益の相当部分を占めてきており、カイロン社との協働契約を除き、当社はこれらの顧客と長期的取決めを結んでいない。当社の血液スクリーニング事業でのカイロン社との協働は、2002年3月31日終了の3ヶ月間においては当社収益合計の20.9%、2001年12月31日を期末とする年度においては当社収益合計の17.3%を占めたが、これは米国内の大口顧客2社、すなわち米国赤十字社および米国血液センターに多大に依存している。さらに、クウェスト・ダイアグノスティックス・インコーポレイテッド（Quest Diagnostics Incorporated）（以下「クウェスト・ダイアグノスティックス社」）、ラボラトリー・コーポレーション・オブ・アメリカ・ホールディングス（Laboratory Corporation of America Holdings）、および様々な州や市の公衆衛生機関は合わせて、2002年3月31日終了の3ヶ月間においては当社収益合計の27.2%、2001年12月31日を期末とする年度においては当社収益合計の25.8%を占めた。州および市の公衆衛生機関は法律上相互に独立した機関であるものの、製品購入の決定に際しては同様の行動をとる傾向にある。当社の業績は、少数の顧客からの収益に相当程度依存し続けると当社では予想している。主要顧客の喪失、またはこれらの顧客への売上の大幅な減少は、当社の収益を著しく減少させる可能性がある。

当社には、機器製品ラインの各々について第三者の製造業者が1社しかないことから、納品スケジュール、製造能力、品質保証、品質および原価に関連したリスクの増大にさらされていることになる。

当社には、機器製品ラインの各々について第三者の製造業者がわずか1社しかない。当社にとっては、KMCシステムズ社がTIGRIS機器の唯一の製造企業である。エムジーエム・インスツルメンツ・インク（MGM Instruments, Inc.）（以下「MGMインスツルメンツ社」）は、当社の化学発光測定機であるLEADERシリーズの唯一の製造企業である。当社は、こうした第三者の製造業者に依存しており、こうした依存により、当社は、納品スケジュール、生産能力、品質管理、品質保証および原価に関連したリスクの増大にさらされている。当社は、KMCシステムズ社、MGMインスツルメンツ社またはその他のいかなる製造業者からも、特定の購入注文書に定められた場合を除き、当社に特定の期間または特定の数量の製品を供給するという長期の確約を取り付けていない。KMCシステムズ社、MGMインスツルメンツ

社またはその他の第三者製造業者が、生産活動において遅延、中断、生産能力の制約もしくは品質管理問題に遭遇した場合、または支払不能に陥った場合には、当社顧客への製品出荷が遅延し、これにより当社の収益が減少し、当社の競争的な地位および評判が害されることになる。

さらに、当社が当社製品の製造を効果的に管理することを怠った場合には、当社の事業は打撃を受けることになる。当社は、製品の需要予想に基づいて製造業者に対して発注を行うことから、需要の予想が不正確であった場合には、顧客の納品需要を満たすために適切な生産能力もしくは適切な数量の構成成分を確保できなくなったり、過剰在庫を蓄積することになったりする可能性がある。

当社は将来、生産量の増大またはコストの削減のために新規の請負製造業者を見つけなければならない可能性がある。当社は、当社のニーズを満たす請負製造業者を見つけられない可能性があり、仮に見つけられたとしても、新規の請負製造業者を適格化し、大量生産を開始するには、多額の費用と時間がかかる。例えば、当社の TIGRIS 機器に合わせて新規製造業者を適格化するために要する期間は、約 12 ヶ月間である。請負製造業者の変更を余儀なくされた場合または当社が変更を決めた場合には、当社の売上は減少し、顧客との関係が損なわれる可能性がある。

当社または当社の請負製造業者が、規制を遵守し、十分な数量の当社製品を、タイムリーにかつ受諾可能なコストで製造できない場合、当社の製品販売能力は打撃を受ける。

当社は、製品の品質および受諾可能な製造原価を維持しつつ、規制を遵守し、十分な数量にて、タイムリーに当社製品を製造しなければならない。商品化前の各新製品の製造規模の拡大には大幅な追加作業が必要であり、当社がこの作業を成功裡に完了できない可能性がある。製造および品質管理の問題は、これまでにも当社が新製品の製造規模の拡大を試みた際に生じており、また今後も生じる可能性がある。当社ではこうした製造規模の拡大をタイムリーに、もしくは商業的に合理的なコストで達成できないか、またはまったく達成できない可能性がある。さらに、当社の比較的新しい製品あるいは開発中の製品の一部は、既存の製品と同じ製品の属性を有することになると当社では予想しているものの、これらの製品の生産には、新しい製造技術および専門知識の開発が必要とされる可能性がある。

さらに、当社が生産している核酸増幅検査法は、増幅法を用いない当社製品に比べて製造費が高い。より高い感度を求める市場の需要に対応して当社が新しい核酸増幅検査法を開発し続けるにつれ、当社の生産コストは著しく上昇する。当社は、コストに敏感な多数の市場セグメントにおいて当社の製品を販売しており、当社の過去の売上総利益を維持できるような原価でこれらのより複雑な増幅法を用いた検査を製造できない可能性がある。さらに、複数の対象微生物を検出する新製品は、より複雑な試薬を含むことになり、当社の製造工程および品質管理検査にかかる費用を増大させることになる。当社あるいは当社が援助を依頼するその他の当事者は、これらの製品を商業的に販売可能な原価または数量で製造できない可能性がある。当社が開発中の製品に関して、受諾可能な条件で生産能力を開発しまたは外注できない場合には、当社は、これら製品候補について臨床前検査および臨床検査を実行できなくなり、これら製品候補に関する規制当局の許可または承認、および新規開発プログラムの開始が遅延することになる。

当社の血液スクリーニング製品は、FDA の生物学的評価研究センター（Center for Biologics Evaluation and Research）により定められた指針を遵守して製造されなければならず、また、当社の臨床診断製品は、FDA の装置･放射線衛生センター（Center for Devices and Radiological Health）により定められた指針を遵守して製造されなければならない。FDA の複数部門の遵守を維持することは、当社の製造工程全体の複雑さとコストを増加させることになる。さらに、当社および当社の製造請負業者の生産施設は、現在または将来において、FDA ならびにその他の連邦および州の規制当局による規制上の定期検査の対象となり、また、これらの施設は、FDA の品質システム規制の対象となる。当社あるいは当社の請負業者は、これら規制要件を満たさない可能性があり、その場合には、当社製品の販売が妨げられる可能性がある。

当社の製品は、FDA の承認または許可を受理した後でもリコールの対象となる。

FDA および他国の FDA に該当する政府機関は、当社が検査室の実務、当社製品の製造、ラベル、広告、販促活動に関する規制を遵守しない場合、または製品の安全性に関して新情報が入手された場合には、当社製品のリコールを命じる権限を有する。過去において、当社は 2 件の自発的リコールを行っている。最初の製品リコールは、当社の結核菌直接（MTD）アッセイが検査検体による反応停止を示す数が増加

したという顧客の苦情に対応して、1999 年 9 月に行われた。処方上の問題は解明され、修正された。2 件目のリコールは、2000 年 2 月に行われ、特定のキットのロット中の試薬の安定性の低下により、当社の MTD 製品をリコールした。この問題は、解明され、任意の現場修正を通じて矯正された。政府による強制的なリコールまたは当社による任意的リコールは、経営上および財務上の資源を消耗し、顧客の間での当社の評判を傷つけることになる。

海外市場における当社製品の販売は、さらなるリスクの対象となる。

米国以外での当社製品の売上は、2002 年 3 月 31 日終了の 3 ヶ月間には当社収益合計の 16%、2001 年度においては当社収益合計の 12%を占めた。フランス、日本、オーストラリアおよびカナダにおける売上高は、それぞれ順に、2002 年 3 月 31 日終了の 3 ヶ月間において、当社の海外の売上高の 52%、18%、16%、8%を占めており、2001 年度においては当社収益合計の 50%、18%、12%、12%であった。

当社売上高の伸びの相当部分は、特に血液スクリーニング製品に関して、海外市場における売上の拡大からもたらされるものと当社では予想している。したがって、当社は、海外事業特有のリスクにさらされることになる。当社の販売は現在全て米ドル建てであることから、米ドルの価値が外貨に比べて相対的に高くなれば、当社製品の海外市場における競争力は低下する可能性がある。当社の海外販売はさらに以下の要因によって制限あるいは中断される可能性がある。

- 政府による規制の実施
- 輸出免許に関する要件
- 経済および政情の不安定さ
- 価格規制
- 貿易制限および関税
- 海外市場における知的所有権保護の不十分さ

さらに、海外市場に新製品を導入する上で困難に直面する可能性もある。例えば、当社の血液スクリーニング製品は、HIV-1 および HCV に加えて B 型肝炎ウイルス（HBV）のスクリーニングも可能な検査法を提供できるようになるまでは、ドイツまたは日本で広く採用されるようになるとは考えられない。新しい海外市場に参入を望む際には常に、当社は、海外流通業者の販売およびマーケティング努力に依存していくことになる。

第三者支払人が当社の製品について顧客に医療保険による払戻しを行わない場合、あるいは医療保険による払戻しレベルを引き下げた場合には、当社が製品販売から利益を上げることが阻害される。

当社は、主として大規模な臨床検査所、公衆衛生検査所および病院に対して当社の製品を販売している。これらほとんど全ての販売先は、患者に提供する医療サービスに対して、メディケア（高齢者医療保障制度）、メディケイド（低所得者医療保障制度）その他の国内外の政府制度、民間の保険制度および管理医療制度などの第三者支払人から医療保険による払戻しを受けている。これらの第三者支払人の大半は、第三者支払人の判断に基づく経済的な治療法に従って使用されなかった、または承認されていない適応症に使用されたと判断した場合には、医療保険による払戻しを拒否できる。また、第三者支払人は、実験的な治療および装置に対する医療保険による払戻しも拒否できる。

第三者支払人の医療保険による払戻し方針は、また、同一の検体において淋菌とクラミジアをスクリーニングするアプティマ・コンボ 2 製品などの、一度に複数の疾病をスクリーニングする当社製品の販売に影響を与える可能性がある。第三者支払人は、当社顧客に対し、1 回の検査によって得られる結果の数ではなく検査の回数に基づいて医療保険により払戻しを行うことを選択できる。これにより、検査所および病院が、実施する検査毎に医療保険による払戻しを受けるため、各疾病のスクリーニングに別個の検査を利用することを選ぶようになる可能性がある。このような場合には、検査所および病院は、複数の検査を同時に実施できる当社製品よりも、むしろ疾病別に別個の検査を購入する可能性が高くなる。

さらに、第三者支払人は、医療製品および医療サービスの医療保険による払戻しの適用範囲とレベルを制限することによって、いっそうの医療費の抑制を試みるようになっている。医療保険による払戻しレベルは、将来低下する可能性があり、また、将来の法律、規制または第三者支払人の医療保険による払戻し方針が、当社製品の需要および価格水準に悪影響を及ぼす可能性がある。当社の顧客は、当社製品に対して医療保険による払戻しを受けられない場合には、当社製品の購入を削減または中止する可能性があり、これにより当社の収益の減少が引き起こされることになる。

当社の主要な競合相手の一つの関連会社であるロシュ・ダイアグノスティックス GmbH（Roche Diagnostics GmbH）のロシュ・モレキュラー・バイオケミカルズ（Roche Molecular Biochemicals）部門を含む、当社の唯一の供給業者からの原材料の供給の中断は、売上および収益性の大幅な減少を招く可能性がある。

当社は、製品の製造に使用されるいくつかの主要原材料を単一の供給業者から購入しており、代わりの供給業者からタイムリーにまたはコスト効率良く供給を受けることができない可能性がある。例えば、当社の核酸増幅検査法の主要原材料の現在の供給業者は、ロシュ・モレキュラー・システムズ社の関連会社であるロシュ・ダイアグノスティックス GmbH（以下「ロシュ・ダイアグノスティックス社」）のロシュ・モレキュラー・バイオケミカルズ部門であり、同社とは固定価格契約を締結している。ロシュ・モレキュラー・システムズ社は当社の主要な競合相手の一つであり、当社が元来供給契約を締結していたベーリンガー・マンハイム GmbH（Boehringer-Mannheim GmbH）を買収した企業である。代わりの供給業者を探す間の供給の減少あるいは中断は、当社の製品の生産能力を制限し、結果として売上と収益性の著しい低下を招く可能性がある。さらに、原材料に含まれる不純物または原材料のばらつきは、当社が気づかないものも、当社の製品に不適合なもののいずれも、当社の製品生産能力を著しく低減させることがある。供給の中断が長引けば、当社の在庫だけでは生産上の需要を満たすに十分でなくなる可能性がある。当社が開発中の製品の中には、開発されたあかつきにはさらに別の供給業者との間で取り決めを締結する必要が生じ得るものも存在する。当社は、商業的に妥当な条件にてさらに別の供給業者との間で取り決めを締結できないか、または、全く追加の供給業者契約を締結できない可能性がある。当社の将来の製品（もしあれば）の製造のための供給業者を商業的に合理的な条件にて確保できない場合、当社の将来の製品の製造を妨げ、当社の成長を制限することになる。

当社は、ライセンス技術に依存しており、将来、新技術および標的疾病用の核酸配列の権利のライセンス許諾が受けられない場合には、当社の新製品開発能力が制限される可能性がある。

当社は、主要技術の一部については第三者からのライセンスに依存している。例えば、当社の特許である TMA（Transcription-mediated Amplification）技術は、スタンフォード大学からライセンスを受けた技術を基礎としており、当社製品に使用される化学発光技術は、モレキュラー・ライト・テクノロジー（Molecular Light Technology）からライセンスを受けた技術に基づいている。こうした技術に関する当社のライセンスが何らかの理由によって終了した場合には、当社はそれらの技術を組み込んだ製品を販売できなくなる。さらに、当社の研究員は標的疾病用の特定の核酸配列の発見に努めているものの、当社が疾病のための新たな診断検査を開発できるか否かは、第三者が特定の配列あるいは検査マーカーを発見し、それらを疾病と関係づけることができるか否か、およびかかる発見がなされる割合に依存することになる可能性がある。同様に、当社がこれらの疾病を標的とする製品を設計することができるか否かも、かかる発見を行う第三者から必要な権利を取得できるかに基づくことになる場合もある。さらに、当社の核酸検査アッセイが経済的に実行可能である疾病および病態は、数が限られている。当社が新たな診断製品に必要とされる新技術または特定の配列もしくは検査マーカーに関する権利へのアクセスを商業的に合理的な条件では確保できない場合、当社の新製品開発能力が制限される可能性がある。

当社製品の基礎となる技術を保護するために当社が依存する知的所有権は、第三者が当社の技術を利用しまたは競合製品を開発することを阻止できない可能性がある。

当社の成功は、血液スクリーニング用および臨床診断用の製品・機器の開発のために当社が開発した過程およびその他の技術について当社の特許を取得することができるか、またはその機密性を維持することができるかに一部依存する。当社は 160 件以上の米国特許および 150 件以上の外国特許を取得しているものの、これらの特許または当社が将来所有しまたはライセンスを受けるいかなる特許も、当社の技術および製品に対する有意義な保護にならない可能性がある。特許権の追求および主張は、特に核酸診断法およ

びバイオテクノロジーの分野においては複雑な判断を必要とするため、大変不透明であるという特徴がある。さらに、特許性および特許保護範囲について定める法律は、とりわけバイオテクノロジーにおいては、継続的に変化している。その結果、当社の特許出願または当社にライセンスされた特許出願に特許が認められない可能性がある。さらに、当社の既存の特許は全て 2020 年 5 月までに失効し、また、当社が将来取得しうる特許も時を経れば失効するものである。

当社が取得した特許の範囲は、実効的な保護を受けるのに十分な程度広いものではない可能性がある。さらに、当社の既存の特許または当社が将来取得するかもしれない特許に対して第三者が異議を申し立てる可能性もあり、この結果、当社の特許範囲が狭められたり、無効とされたり、強制力がないと判断されたりする可能性や、当社が、それらの特許でカバーされる技術の利用を中止したり、もしくは第三者からかかる技術のライセンスを受けたりしなければならない可能性もある。さらに、外国の法律の中には、米国の法律ほど当社の知的所有権を保護しない法律もある。当社または当社の戦略的パートナーが取得した特許は、当社に競争上の優位性を提供しない可能性があり、また、他の当事者が保有する特許が、当社が自由に事業を行い、または当社の技術を自由に利用し続けることを制限する可能性がある。当社が自己の知的所有権を実施し維持することは、不成功に終わる可能性があり、また高額の費用がかかり経営陣の時間を消耗する結果となる可能性もある。当社の権利が有効で強制力がありかつ特許範囲が十分広い場合でさえ、競合他社は当社の特許でカバーされていない技術に基づいて製品を開発する可能性がある。

特許による保護に加え、当社は、著作権や商標による保護、企業秘密、ノウハウ、技術革新の継続、およびライセンス許諾を受ける機会にも依存している。当社の企業秘密および自社固有の情報の機密性を保ち、これらを保持するために、当社では、従業員、コンサルタント、顧問および当社が秘密情報を開示するその他の人物に対し、機密情報・固有情報秘密保持契約を締結するよう要求している。しかし、かかる契約が違反されたり、無効とされたり、あるいは強制力がないと判断される可能性があり、そのような場合には、利用できる適切な救済方法がない可能性がある。さらに、当業界の多数の企業と同様、当社も、時宜に応じて当社の事業分野と同様の一もしくは複数の分野に関与している他の会社に雇用されていたことのある科学技術要員を採用する可能性がある。中には、当社の機密情報・固有情報秘密保持契約が、当社の従業員、コンサルタント、または顧問が以前に雇用関係もしくはコンサルティング関係にあった第三者の利益と相反したり、それに条件づけられたりする可能性がある状況も存在する。当社では、従業員およびコンサルタントに対して、以前の雇用者に関する全ての秘密情報の機密性を保持することを命じているものの、当社またはこれらの個人は、彼らの以前の雇用関係に基づき、企業秘密の不正流用の主張、またはその他類似の請求の対象となる可能性がある。最後に、他社が独自に当社とほとんど同じ固有情報や技術を開発したり、またはその他の方法により当社の企業秘密にアクセスする可能性もある。当社が当社固有の情報および技術の保護に失敗すれば、当社が特定の競合相手を市場から排除し、当社の事業戦略を実行することが、阻止または制限される可能性がある。

診断製品業界には、特許およびその他の知的所有権をめぐる訴訟の歴史があり、当社も費用のかさむ知的所有権訴訟に巻き込まれる可能性がある。

診断製品業界には、特許およびその他の知的所有権をめぐる訴訟の歴史があり、これらの訴訟は継続する模様である。当社では、この業界において多様な製品およびサービスを数多く提供していることから、過去、現在および将来において、類似する製品およびサービスの特許を所有する企業による特許侵害訴訟またはその他の知的所有権の侵害を主張する訴訟に直面することがある。当社の知的所有権を保護あるいは実施するために、当社が第三者に対する訴訟手続きを開始しなければならない可能性もある。知的所有権に関連する訴訟手続きは、一般に、費用がかさみ、相当な時間をとり、経営陣の注意を他の事業問題からそらせてしまうものである。かかる訴訟の費用は、当社の業績に悪影響を与え、収益性を悪化させることがある。さらに、当社に対して提起された侵害訴訟において当社が勝訴しなければ、三倍賠償を含む高額の損害賠償金を支払わなければならず、侵害活動を中止するか特許技術を利用するためにライセンスを取得しなければならない可能性がある。

近時、当社は、いくつかの第三者との特許紛争に関わっており、その多くは未解決である。例えば、当社はエンゾ・バイオケム・インク（Enzo Biochem Inc.）（以下「エンゾ・バイオケム社」）が当社の特定の淋菌検査製品に利用される遺伝子配列をめぐって提起した訴訟を防御するのに成功したが、エンゾ・バイオケム社は、連邦巡回控訴裁判所（Federal Circuit Court of Appeals）による再審理を求めている。さらに、当社とヴァイシス・インク（Vysis, Inc.）（以下「ヴァイシス社」）との間では、当社が核酸増幅検査

アッセイの一部に利用している標的捕捉技術に関する特許の有効性に関する訴訟が係属中である。さらに、当社は、イタリアにおいて、当社の増幅技術の特定の側面をカバーすると主張される可能性のある F･ホフマン-ラ･ロシュ AG（F. Hoffman-La Roche AG）が保有する欧州の特許の無効化を求める訴訟を提訴中である。当社はまた、現在、当社が保有する特定の微生物の特定の遺伝子配列をカバーする特許の有効性に関して、第三者が提起した欧州特許庁における異議手続において防御をしている。

有能な人材を確保し、雇用し続けることができなければ、当社は、製品を設計、開発、導入もしくは販売できず、または事業を成功裡に経営できなくなる可能性がある。

トップ経営陣の人材争奪をめぐる競争は激しく、当社は必要とする人材を採用、維持できない可能性がある。当社の経営陣（特に、当社の社長兼最高経営責任者であるヘンリー･L･ノードホフ）を一名でも失った場合、または追加の有能な経営者を発見、確保、維持し、当社に統合できない場合には、当社の事業を成功裡に経営し、新規顧客を獲得し、既存顧客を維持し、当社の戦略的目標を追求することが困難になる可能性がある。当社は、ノードホフ以外のいかなる幹部役員とも雇用契約を締結していない。当社ではいかなる幹部役員にも経営幹部生命保険をかけていない。

同様に、技能に長けた販売、研究、製品開発、エンジニアリングおよび技術の各分野の人材確保をめぐる競争も激しく、当社は必要とする人材を採用、維持できない可能性がある。販売、研究、製品開発、エンジニアリングおよび技術の各分野の主要な人材を失う場合、または必要な技能を持つ新しい人材を雇用できない場合、当社がタイムリーに新製品を開発しもしくは既存製品を改良強化すること、製品を当社顧客に販売すること、または当社の事業を効果的に経営することが制約される可能性がある。

当社が競争力ある給与および手当を提供できない場合、または当社の株価実績が不調である場合には、当社は有能な人材を雇用あるいは維持できない可能性がある。

当社は、当社の収益性を低下させたり、株主の当社における持分を希薄化したり、当社の負債を増大させたり、もしくは高額の経費を負担させたりする可能性のある他事業の買収または合弁事業の設立を行う場合がある。

当社は、事業戦略の一環として、他の補完的な事業の買収および技術ライセンス契約を追求していく計画である。また、当社製品の提供および地理的プレゼンスを拡大するために、当社のコア技術および業界での経験を活用できる戦略的提携を追求していく計画である。当社はこれまで他社を買収したことはなく、協働関係、戦略的提携および合弁事業の設立に関する経験も限られている。当社が買収を行う場合、その買収を当社の既存事業に成功裡に統合できない可能性があり、未知の債務や偶発債務を承継する可能性もある。さらに、その結果として、当社による将来のいかなる買収も、その結果として、大規模かつ即時の償却、または負債および偶発債務の発生をもたらす可能性があり、これらはいずれも当社の業績に打撃を与える可能性がある。被買収企業の統合には、統合がなければ既存事業の継続的発展に利用可能であったはずの経営資源が必要となる場合がある。当社は、これらの取引をタイムリーに、低コストで見つけたり完了したりできないか、または全く見つけたり完了したりできない可能性があり、買収、ライセンス技術供与もしくは戦略的提携の期待どおりの利点を実現できない可能性がある。

当社は、買収の資金の手当てのために、買収対価として当社の普通株式の発行を選択する可能性がある。このことは、株主の当社における持分を希薄化することになる。当社の株価が低い場合または変動的な場合、当社は他の企業を買収できない可能性がある。または、公募もしくは私募を通じて追加の資金調達を行う必要が生じる可能性がある。追加の資金は当社に有利な条件で調達できない可能性があり、株式発行による資金調達の場合には当社の株主にとって希薄化に至る場合がある。当社は、中外製薬と当社との間の分離･分配契約において、分配から 15 ヶ月以内に、当社が当社の資産の全部もしくは実質的に全部を売却する場合、特定の個人もしくは団体が当社の議決権付株式の 50%以上の実質的所有権を取得した場合、当社が合併の当事者になった場合、または当社が従業員給付制度もしくは報奨制度による場合以外で実勢市場価格を上回る価格で普通株式もしくはその他のエクイティ証券を発行する場合に、中外製薬の日本国での納税額が増加する時には、中外製薬を補償することを合意している。これにより、当社が買収の対価として株式を発行したり、買収の資金調達のための株式の公募や私募を実施したりすることが制限される可能性がある。

当社および当社の顧客は、様々な政府規制の対象とされており、これらの規制を遵守し、規制に適合した製品を開発するために、高額の経費を負担する可能性がある。

当社が設計、開発、製造および販売する血液スクリーニング用·診断用製品は、FDA ならびにその他多数の連邦、州および外国の政府当局による厳重な規制の対象とされている。当社製品を販売するための規制上の承認を受ける手続、特に FDA および一部の外国政府当局から承認を受ける手続は、費用や時間がかかり、将来の製品については、仮に承認を得られたとしても、タイムリーに承認を得られない可能性もある。例えば、当社は、FDA の生物学的評価研究センターから生物製剤の承認申請（BLA）に基づく承認を受けるまでは、米国において当社の血液スクリーニング製品を商業用に販売することを禁止されていた。また、一般に、FDA の 510(k)届出による許可または市販前承認のいずれかを取得しない限り、米国において当社の臨床診断用製品を販売することを禁止されている。将来の製品についての承認が遅延したり、承認を取得できなかった場合、製品からの収益を計上することが遅延したり、相当額の追加費用を必要としたりする可能性があり、これにより当社の収益性を低下させる可能性がある。

さらに、当社は、製品について許可もしくは承認を一旦取得した後、当社が適用される FDA の規制その他の重要な規制を遵守する義務を負う。これらの規制の中には、品質システム規制、記録保管規制、ラベル表示規制、製品の未承認の目的での利用または「ラベル表示にない」利用促進に関する FDA による一般的な禁止、および重大事象の報告に関する規則が含まれる。適用される FDA の製品規制を遵守しない場合、警告書、罰金、差止命令、民事罰、修復、交換、返金、リコールまたは製品差押え、生産の全面停止または一部停止、FDA による将来の市販前許可または市販前承認の拒絶、既存製品の申請書の撤回または取消し、および刑事訴追等の結果につながる可能性がある。これらの措置は、単独でもまたはそれらの組み合わせによっても、当社の製品の販売を妨げる可能性がある。

米国以外では、当社の製品販売力は、適切な規制当局から販売認可を取得できるかどうかにより決まる。臨床試験行為、販売認可、価格設定、払戻しなどに関する規制は、国ごとに幅広く異なる。欧州連合（EU）では複数の欧州連合加盟国における製品の販売を望む企業は登録手続きをすることができるが、当社では現在のところ、各国レベルで外国販売認可を申請している。該当する外国の資格を取得できない場合やその取得が遅れる場合、当社が外国で当社製品を販売することが妨げられる可能性がある。

FDA および外国政府規制当局が共にいっそう厳しい姿勢をとるようになったため、当社は将来、政府当局によるいっそう厳重な規制の対象となる可能性がある。当社の製品および事業は、しばしば国際標準機構（International Standard Organization, ISO）などの業界標準団体の規則の対象になる。こうした規則および規制の遵守は、当社に多額の追加費用を負担させる可能性があり、これにより当社の業績に打撃を与える場合がある。

さらに、当社の診断製品が利用されるか否かは、1988 年臨床検査改善促進法（Clinical Laboratory Improvement Amendements）（以下「臨床検査改善促進法（CLIA）」）、および検査所での検査に関する規制を規定する連邦および州の関連規制によっても影響される。臨床検査改善促進法（CLIA）は、人員の資格、管理、技能試験への参加、患者検査管理、品質および検査の分野における特定の基準を強制化することによって米国の臨床検査所の品質と信頼性を確実なものとすることを意図している。現行あるいは将来の臨床検査改善促進法（CLIA）の要件、または検査所での検査に影響を与える他の規制の制定により、一部の臨床検査所が当社の診断製品の一部または全部を利用しなくなる可能性がある。

当社の事業に関わる政府の規制に関する詳細情報については、「事業 — 政府規制」を参照のこと。

当社の生産施設が天災または人災に見舞われた場合、当社は長期間にわたり当社製品を製造できなくなり、当社の売上は減少することになる。

当社は、製品の全てをカリフォルニア州サンディエゴおよび近隣のカリフォルニア州ランチョ·ベルナルドに所在する 2 つの生産施設で製造している。両施設および当社が製品の生産に用いる製造設備を交換するには多額の費用がかかり、修理もしくは交換には長期間を要する可能性がある。両施設は、天災および人災（地震や雷による停電を含むがこれらに限られない）によって被害を受ける可能性があり、災害の影響を受けた場合には、第三者製造業者への依存を余儀なくされることになる。災害が発生した場合、当社は顧客を失う可能性があり、その後も顧客を再獲得することができない可能性もある。当社では財産に

対する損害および不慮の災難による事業の中断に対して損害保険をかけているものの、かかる保険は当社の潜在的損害を全て填補するには不十分である可能性があり、当社は、当社にとって受諾可能な条件で保険を継続できないか、または全く継続できなくなる可能性もある。

当社は将来、当社の保険填補範囲および保険金額を超える製造物責任賠償請求を提起される可能性があり、これにより、当社は保険適用対象外の請求に対する責任にさらされることになる。

FDA から市販前承認を受けている医療製品に関する製造物責任賠償請求に対しては、連邦法による専占防御が存在するものの、かかる防御は、当社が 510(k)届出による許可に基づいて販売する当社製品には利用できないと考えられる。そのため、当社は、当社の臨床診断製品の設計、開発、製造および販売の結果として生じる潜在的な製造物責任賠償請求の対象となっている。当社に対して提起される製造物責任賠償請求はいずれも、請求の実体の有無を問わず、当社の製造物責任賠償保険料率の引き上げにつながる可能性がある。さらに、当社は裁判所が裁定した損害賠償金額のうち当社の最高保険金額を超過する分の金額を支払わなければならないことになる。当社の保険証券は種々の除外項目を含んでいるため、当社の保険で填補されていない製造物責任賠償請求を受ける可能性もあり、このような場合には、当社は裁定金額の全額を負担しなければならない可能性がある。さらに、保険は保険料に幅がある上、加入自体が困難な場合もあり、当社としては、将来、当社にとって受諾可能な条件で保険に加入できないか、または全く保険に加入できない可能性がある。当社の保険で填補される範囲を超過する金額の製造物責任賠償請求が当社に対して提起され、原告側が勝訴した場合には、当社が高額の支払を行わなければならない可能性があり、このことは当社の事業および業績を害する可能性がある。

当社が損害を引き起こしたり法律に違反したりするような方法にて生物学的物質または有害物質を使用する場合には、当社は損害賠償責任を負う可能性がある。

当社の研究開発活動および製造活動においては、潜在的に有害な生物学的物質や有害物質、化学品および種々の放射性化合物が管理された状態で使用される。当社は、偶発的な汚染または侵害のリスクを完全には排除することができず、当社はかかる汚染または侵害の結果生じる損害につき損害賠償責任を負う可能性がある。さらに、当社は、これらの物質および特定廃棄物の使用、保管、取扱いならびに処分について定めた連邦、州、地方の法律·規則の対象となっている。偶発的な汚染の結果生じる損害賠償額、および環境法令を遵守するために要する費用は、多額にのぼる可能性がある。

当社の中外製薬からの分離に関連するリスク

当社の過去の財務情報は独立した会社としての当社の業績を表していない可能性があることから、株主にとって当社の事業の評価が困難である可能性がある。

本情報説明書に含まれる過去の財務情報は、将来における当社の業績、財務状況およびキャッシュフローを必ずしも示唆するものではない。当社は、中外製薬からの分離の結果として当社のコスト構造、資金調達、および事業に生じる可能性がある多くの重要な変更（税体系の変更や独立した株式公開企業となることに関連する費用の増加等を含む）を反映させるための調整をこの情報に加えていない。当社は、1989 年以来、実質的に中外製薬から独立し自立した会社として営業してきているものの、当社が独立した会社として営業する際の当社のコスト構造は将来変化する可能性があり、また、中外製薬からの当社のスピンオフが当社に予期しない影響を及ぼす可能性もある。

当社の普通株式の所有に関連するリスク

当社の発行済株式は、現在または将来において将来の売却に適格であり、このことは当社の株価の下落を引き起こす可能性がある。

公開市場における大量の当社普通株式の売却、またはかかる売却もしくは売却のための権利行使が起きるかもしれないという認識は、分配の結果としてであるかそれ以外の結果としてであるかを問わず、当社普通株式の市場価格の下落を引き起こす可能性がある。発行済みのストック·オプションが一切権利行

使されないと仮定すると、分配の完了時において、当社の発行済普通株式総数は約 21,666,666 株となる。分配比率が、2002 年 7 月 31 日（分配の基準日）現在の中外製薬発行済普通株式 1 株につきジェン・プローブ社普通株式 0.086 株と固定されているため、分配の完了時点における実際の当社普通株式数は、2002 年 7 月 31 日現在の中外製薬の発行済普通株式総数によることになる。2002 年 3 月 31 日現在、中外製薬の発行済普通株式総数は 252,024,072 株（自己株式 44,492 株を除く）であった。2002 年 3 月 31 日時点で有効な転換価格を前提とすれば、中外製薬の転換社債によりさらに 54,562,926 株の中外製薬普通株式が発行可能であり、同転換社債権者の選択によって 2002 年 3 月 31 日から 2002 年 7 月 31 日の間に発行される可能性がある。転換社債を除き、中外製薬には、それによって 2002 年 7 月 31 日以前に中外製薬の普通株式が発行され得るような他の証券または権利は存在しない。2002 年 3 月 31 日現在、当社は、当社の普通株式 1,632,666 株を購入できるストック・オプションを付与している。発行済オプションの対象となる株式数は、当社が分配に先立ち 1 対 3 の割合での株式併合を行うことを前提としている。当社が株式併合割合を調整しなければならない場合、オプションの対象となる株式数も調整される。これらの当社株式（ストック・オプションの権利行使により発行されうる株式数を含む）は全て、当該株式が当社の「関連会社」（改正後の 1933 年証券法（Securities Act）（以下「1933 年証券法」）に基づく規則 144 で定義される）のいずれかにより所有されている場合を除き、何らの制約を受けず、また改正後の 1933 年証券法に基づくさらなる登録を要することなく、自由に売買可能である。当社は、分配後に大量の普通株式が公開市場で売却されるか否かを予測することはできない。また、当社は、その時点で十分な数の当社普通株式の買い手が市場に存在するか否かを予測することもできない。

中外製薬の普通株式の一部は、当社の普通株式を保有することに制約を受ける投資ファンドに保有される可能性がある。この結果、これらの投資ファンドは、分配により当社の株式を受け取った後に当社株式を売却しようとすることになり、これにより当社普通株式が過剰供給となり、株価が下落する可能性がある。

当社の普通株式にはこれまで公開市場が存在しなかったことから、当社普通株式の時価および売買高は変動が激しい可能性があり、株主は、分配後の当初の株価と同等またはそれを上回る株価で当社の株式を売却できない可能性がある。

今回の分配以前には、当社の普通株式の流通市場は存在しない。当社は、投資家の関心がどの程度まで流動性の高い流通市場につながるか、または当社普通株式の時価が変動的となるかどうかを予測することはできない。当社普通株式の時価は、本情報説明書に記載されたリスク要因に対応して、または業界アナリストによる報告、投資家の認識、当社の顧客、競合各社、もしくは供給業者による実績の発表、および一般的な経済・業界の状況などの当社の実績とは無関係の理由を含む多数の理由により、大幅に変動する場合がある。例えば、当業界における他の大企業の株価が下落した場合、当社の株価も同様に下落する可能性がある。さらに、ある会社の普通株式の時価が暴落した場合には、株主は往々にして発行企業に対して証券集団代表訴訟を起こすことがある。当社に対する訴訟が起こされれば、当社は多額の費用を負担することになり、経営陣およびその他の資源の時間と注意がそらされる可能性がある。

当社の中外製薬からの分離条件、当社の基本定款および付属定款の買収防止条項、ならびにデラウェア州法の規定は、株主が望む経営権の変更を遅延または阻止する可能性がある。

当社の中外製薬からの分離条件、基本定款および付属定款の買収防止条項、ならびにデラウェア州法の規定は、株主が希望する経営権の変更を遅延あるいは阻止する場合がある。分離・分配契約は、分配から 15 ヶ月以内に、当社が当社の資産の全部もしくは実質的に全部を売却する場合、特定の個人もしくは団体が当社の議決権付株式の 50%以上の実質的所有権を取得した場合、当社が合併の当事者になった場合、または当社が従業員給付制度もしくは報奨制度による場合で実勢市場価格を上回る価格で普通株式もしくはその他のエクイティ証券を発行する場合に、中外製薬の日本国での税負担額が増加した分について、当社が中外製薬を補償することを要求している。この補償義務に関する説明については、「中外製薬、同社の関連会社およびジェン・プローブ社の間の取決め — 分離・分配契約 — 免責および補償」を参照のこと。これらの補償義務は、株主が望ましいと考える経営権の変更を抑制、遅延または阻止する可能性がある。

さらに、分割後に有効となる当社の基本定款および付属定款の規定も、株主が望ましいと考える合併その他の経営権の変更を抑制、遅延、もしくは阻止し、または当社普通株式の株主が当社の経営陣を変更

することを妨げる可能性がある。当社の基本定款および付属定款の規定条項は、とりわけ以下のとおり規定している。

- 当社の取締役会を 3 クラスに分け、各クラスのメンバーはクラス毎に時期をずらし、3 年間の任期で選出される。

- 株主の取締役解任権を制限する。

- 株主が年次株主総会で議案を提示し、または、取締役を指名選出する方法を規制する。

- 当社の取締役会に、株主の承認なくして一または複数回の優先株式を発行する権限を与える。

さらに、当社は、デラウェア州一般会社法第 203 条の適用除外対象となることを選択していないため、同条項も、株主が望む経営権の変更を遅延または阻止する可能性がある。第 203 条は、限定された例外的場合を除き、デラウェア州法人の発行済議決権付株式の 15%超を取得する者およびその関係者は、その者もしくはその関係者が 15%の上限所有率を超えた日から 3 年間は、当該企業との間でいかなる企業結合（合併、統合あるいは追加株式の取得による結合を含む）も行ってはならないと規定している。

これらの契約および規定に関するより詳細な説明については、「中外製薬、同社の関連会社およびジェン･プローブ社の間の取決め — 分離･分配契約」および「株式資本の説明」を参照のこと。

将来予測に関する言明

本情報説明書中の当社の予想、信念、計画、目標、仮定、または将来の事象もしくは実績についてのいかなる言明も、過去の事実ではなく、将来予測に関する言明（forward-looking statements）である。これらの言明は、しばしば（ただし、常にではない）「信じる」、「になる」、「予想する」、「予期する」、「見積もる」、「意図する」、「計画する」、「になり得る」などの語句を使用してなされている。例えば、財務状況、起こりうるあるいは仮定される将来の業績、成長機会、業界ランキング、経営陣の計画および目標、当社普通株式の市場、ならびに将来の経営陣および組織の構造に関する言明は、全て将来予測に関する言明である。将来予測に関する言明は、「リスク要因」および本情報説明書のその他の部分において概説されるリスクを含む、既知および未知のリスク、不確実性ならびに仮定を伴うものであることから、将来予測に関する言明により明示もしくは暗示された結果、活動レベル、実績または業績は、実際の結果、活動レベル、実績または業績と大幅に異なることがあり得る。

当社は、当社の将来予測に関する言明に表わされている予想は合理的であると信じているが、将来の結果、事象、活動レベル、実績または業績を保証することはできない。当社は、法律上要求される場合を除き、本情報説明書の日付後に、将来予測に関する言明を実際の結果に合わせるために、将来予測に関する言明を更新する義務を負うものではない。

配当政策

当社は、将来の収入を事業の運営および拡張に使用すべく社内に留保する予定であることから、近い将来において当社普通株式に対して配当を支払うことを予定していない。しかし、当社による配当の支払いおよび金額は、当社取締役会の裁量によるものであり、とりわけ、当社の業績、財務状況、現金準備率、業績見通し、および取締役会が関連すると考えるその他の要因次第となる。さらに、既存の 1,000 万ドルの銀行与信枠を含む借入による資金調達の条件によって、当社が配当を支払うことが制限される可能性がある。

資本構成

下記の表は、ジェン・プローブ・ホールディング・カンパニー社（旧チュウガイ・ファーマ U.S.A.インク）の当社への吸収合併および分配を伴う当社の組織再編の結果を表すため、2002 年 3 月 31 日現在の当社の合計資本について、過去の実績と見積もりベースの両方を示したものである。この表は以下の仮定に基づいている。

- ジェン・プローブ・ホールディング・カンパニー社は、合併時点において、現金 7,500 万ドル、およびカリフォルニア州サンディエゴ市内の当社本社建物の敷地および隣接する土地 37 エーカーならびに土地上の建物等、
- 元本金額 1,000 万ドルの上位長期債務の借り換え、および借り換えの早期弁済プレミアムを支払うための追加借入金 100 万ドル、
- 見積り組織再編費用 200 万ドルを保有することになる。

この表は、「経営陣による財務状況および業績の説明ならびに分析」ならびに本情報説明書のその他の部分に含まれている財務諸表およびそれに対応する財務諸表についての注記と併せて読まれるべきである。

	2002 年 3 月 31 日	
	実績	見積り
	(単位：1,000 ドル)	
現金および現金等価物	$ 18,728	$ 91,429
長期債務、当期分を含む	$ 12,000	$ 13,000
資本の部：		
資本金、1 株当たりの額面金額$.0001；授権株式数 100,000,000 株；発行済み株式数 65,000,000 株－実績；発行済み株式数 21,666,666 株－見積り	7	7
資本剰余金	106,098	194,311
その他の剰余金	70	70
利益剰余金	12,726	10,177
資本の部合計	118,901	204,565
合計資本（現金および現金等価物を除く）	$ 130,901	$ 217,565

上記の情報は以下を除く。

- 当社が 2000 年度株式参加制度により当社の役員、取締役および従業員に交付しているオプション権の行使によって発行可能となる株式数 3,129,165 株（実績）、および 1,632,666 株（見積り）
- 当社が 2000 年度株式参加制度の下での発行のために留保している普通株式の追加株式数 4,870,835 株（実績）、および 1,034,001 株（見積り）

主要財務情報

以下の表は、(1) 本情報説明書の他の部分に含まれていない 1997 年、1998 年、1999 年のそれぞれの 12 月 31 日現在、および 1997 年、1998 年の 12 月 31 日をそれぞれ期末とする年度に関する監査済み財務諸表、(2) 本情報説明書の他の部分に含まれている 2000 年、2001 年のそれぞれの 12 月 31 日現在および 1999 年、2000 年、2001 年の 12 月 31 日をそれぞれ期末とする年度に関する監査済み財務諸表、および (3) 本情報説明書の他の部分に含まれている 2002 年 3 月 31 日現在、ならびに 2001 年および 2002 年 3 月 31 日終了の 3 ヶ月間に関する未監査財務諸表から抽出された当社の主要財務情報を示すものである。提示される過去の財務情報は、将来の業績あるいは財務状況を示唆するものではない。

主要財務情報は、「経営陣による財務状況および業績の説明ならびに分析」ならびに本情報説明書の別の部分に含まれている財務諸表およびそれに対応する財務諸表についての注記と併せて読まれるべきである。

	12 月 31 日を期末とする年度					3 月 31 日終了の 3 ヶ月間	
	1997 年	1998 年	1999 年	2000 年	2001 年	2001 年 (未監査)	2002 年 (未監査)
	(単位：1 株当たりの金額以外は 1,000 ドル)						
損益計算書データ：							
収益：							
製品売上高	$ 83,918	$ 88,803	$ 95,569	$100,162	$ 104,2	$ 26,644	$ 26,895
共同研究収入	3,400	5,588	11,366	13,764	20,203	3,677	5,904
ロイヤリティーおよびライセンス収入	1,922	1,592	10,587	5,615	5,295	756	984
収益合計	89,240	95,983	117,522	119,541	129,731	31,077	33,783
営業費用：							
売上原価	26,749	28,738	30,519	34,102	38,483	9,631	11,449
研究開発費	22,445	35,709	47,758	58,143	52,993	14,169	12,506
販売費およびマーケティング費	11,790	13,346	12,889	14,303	15,969	3,833	4,133
一般費および管理費	9,897	10,304	13,058	14,005	17,287	4,005	4,908
無形資産償却	3,428	3,408	2,921	948	948	237	84
営業費用合計	74,309	91,505	107,145	121,501	125,680	31,875	33,080
営業利益（損失）	14,931	4,478	10,377	(1,960)	4,051	(798)	703
営業外収益（費用）							
受取利息	1,763	1,744	540	1,029	482	203	101
支払利息	(689)	(1,087)	(1,092)	(1,112)	(1,012)	(283)	(238)
その他営業外収益（費用）－純額	(329)	3	54	(50)	6	(13)	3,617
営業外費用合計－純額	745	660	(498)	(133)	(524)	(93)	3,480
税引前利益（損失）	15,676	5,138	9,879	(2,093)	3,527	(891)	4,183
法人税等	5,226	1,473	3,168	(1,085)	(1,090)	(271)	1,099
当期純利益（損失）	$ 10,450	$ 3,665	$ 6,711	$ (1,008)	$ 4,617	$ (620)	$ 3,084
1 株当たり当期純利益（純損失）(1)：							
基準および希薄化ベース	$ 0.16	$ 0.06	$ 0.10	$ (0.02)	$ 0.07	$ (0.01)	$ 0.05
加重平均株数：							
基準ベース	65,000	65,000	65,000	65,000	65,000	65,000	65,000
希薄化ベース	65,000	65,000	65,000	65,000	65,000	65,000	65,000

	12 月 31 日を期末とする年度					2002 年 3 月 31 日現在
	1997 年	1998 年	1999 年	2000 年	2001 年	2002 年
			(単位：1000 ドル)			(未監査)
貸借対照表データ：						
現金、現金等価物、および短期投資	$32,564	$31,960	$24,151	$12,584	$17,750	$18,728
運転資本	49,858	32,674	30,523	29,439	29,765	34,191
資産の部合計	141,776	153,305	159,683	156,612	160,347	161,697
長期債務、当期分を含む	14,000	14,000	14,000	14,000	12,000	12,000
資本の部	105,736	105,400	112,074	111,180	115,807	118,901

---

(1) 全株および 1 株当たりの金額は 2000 年 8 月に実施された 650,000 株対 1 株の割合による株式分割を反映しているが、分配に先立ち実施される予定の 1 対 3 の割合による株式併合は反映していない。

未監査条件付組替財務情報

以下のジェン・プローブ社の 2002 年 3 月 31 日現在の未監査条件付組替連結貸借対照表、および 2001 年 12 月 31 日を期末とする年度および 2002 年 3 月 31 日終了の 3 ヶ月間の未監査条件付組替連結損益計算書は、ジェン・プローブ・ホールディング・カンパニー社の当社への吸収合併および分配を伴う当社の組織再編の結果を反映するよう作成されたものである。未監査条件付組替連結貸借対照表は、組織再編および分配が 2002 年 3 月 31 日に発生したものと仮定して作成されている。未監査条件付組替連結損益計算書は、組織再編および分配が 2001 年度の初日に発生したものとして作成されている。未監査条件付組替連結財務情報は、組織再編および分配が 2001 年 12 月 31 日現在あるいは 2001 年会計年度初めに完結された場合に、実際に発生したであろう実績を必ずしも示唆するものではない。

未監査条件付組替連結貸借対照表
2002 年 3 月 31 日現在

	過去の実績	組　替 (未監査)	組替後 (未監査)
	(単位：株数データを除き 1,000 ドル)		
流動資産：			
現金、現金等価物、および短期投資	$ 18,728	$ 72,701(1)	$ 91,429
売掛金－純額	11,573	—	11,573
未収金	6,354	1(2)	6,355
関係会社未収金	461	114(2)	575
未収法人税等	1,561	115(2)	1,676
棚卸資産	12,718	—	12,718
繰延税金資産	2,715	2(2)	2,717
前払費用およびその他の流動資産	5,545	35(2)	5,580
流動資産合計	59,655	72,968	132,623
有形固定資産－純額	57,791	9,100(2)	66,891
ソフトウエア	20,543		20,543
その他の資産	3,918	—	3,918
購入無形資産－純額	2,566	—	2,566
営業権－純額	17,224	1,397(2)	18,621
資産の部合計	$161,697	$83,465	$ 245,162
流動負債：			
買掛金	$ 8,075	1(2)	$ 8,076
未払給料・従業員給付	4,854	—	4,854
その他の未払費用	5,210	(3,030)(3)	2,180
前受収益	5,325	—	5,325
一年以内に返済期限の到来する長期債務	2,000	—(4)	2,000
流動負債合計	25,464	(3,029)	22,435
長期債務	10,000	1,000(4)	11,000
繰延税金負債	196	(170)(2)	26
前受収益	6,833	—	6,833
前受賃借料	303	—	303
資本の部：			
資本金、1 株当たり額面$.0001； 授権株式数 100,000,000 株、発行済み株式数 21,666,666 株	7	—	7
株式払込剰余金	106,098	88,213(5)	194,311
累積的その他の包括利益	70	—	70
利益剰余金	12,726	(2,549)(6)	10,177
資本の部合計	118,901	85,664	204,565
負債および資本の部合計	$161,6977	$ 83,465	$ 245,162

これに付随する注記を参照のこと。

未監査条件付組替連結損益計算書
2001年12月31日を期末とする年度

	過去の実績	組替（未監査）	組替後（未監査）
	（単位：1株当たりのデータを除き 1,000 ドル）		
収益：			
製品売上高	$ 104,233	—	$ 104,233
共同研究収入	20,203	—	20,203
ロイヤリティーおよびライセンス収入	5,295	—	5,295
収益合計	129,731	—	129,731
営業費用：			
売上原価	38,483	(346)(1)	38,137
研究開発費	52,993	(126)(1)	52,867
販売費およびマーケティング費	15,969	(16)(1)	15,953
一般費および管理費	17,287	(37)(1)	17,250
無形資産償却	948	—	948
営業費用合計	125,680	(525)	125,155
営業利益	4,051	525	4,576
営業外収益（費用）：			
受取利息	482	—	482
支払利息	(1,012)	220(2)	(792)
その他収益（費用）－純額	6	—	6
営業外収益（費用）合計－純額	(524)	220	(304)
税引前利益	3,527	745	4,272
法人税等	(1,090)	298(3)	(792)
見積り当期純利益	$ 4,617	$ 447	$ 5,064(4)
見積り1株当たり当期純利益：			
基準および希薄化ベース	$ 0.21		$ 0.23
加重平均株数：			
基準ベース	21,667		21,667
希薄化ベース	21,670		21,670

これに付随する注記を参照のこと。

未監査条件付組替連結損益計算書
2002年3月31日終了の3ヶ月間

	過去の実績	組替 （未監査）	組替後 （未監査）
	（単位：1株当たりのデータを除き1,000ドル）		
収益：			
製品売上高	$ 26,895		$ 26,895
共同研究収入	5,904		5,904
ロイヤリティーおよびライセンス収入	984		984
収益合計	33,783	—	33,783
営業費用：			
売上原価	11,449	(87)(1)	11,362
研究開発費	12,506	(31)(1)	12,475
販売費およびマーケティング費	4,133	(4)(1)	4,129
一般費および管理費	4,908	(9)(1)	4,899
無形資産償却	84	—	84
営業費用合計	33,080	(131)	32,949
営業利益	703	131	834
営業外収益（費用）：			
受取利息	101		101
支払利息	(238)	51(2)	(187)
その他収益（費用）一純額	3,617		3,617
営業外収益（費用）合計一純額	3,480	51	3,531
税引前利益	4,183	182	4,365
法人税等	1,099	73(3)	1,172(4)
見積り当期純利益	$ 3,084	$ 109	$ 3,193
見積り1株当たり当期純利益：			
基準および希薄化ベース	$ 0.14		$ 0.15
加重平均株数：			
基準および希薄化ベース	21,667		21,667

これに付随する注記を参照のこと。

未監査条件付組替連結貸借対照表への注記
(単位：1,000 ドル)

(1) 組織再編による現金の増加および売却代金の適用を以下のとおり反映する。

資本拠出後にジェン・プローブ・ホールディング・カンパニー社が現金 75,000 千ドルを有するための中外製薬のジェン・プローブ・ホールディング・カンパニー社への資本拠出の反映	$	75,000
上位長期債務 12,000 千ドルの元本返済、早期弁済プレミアム 915 千ドル、および未払利息 384 千ドル		(13,299)
銀行からのターム・ローン借入 13,000 千ドルの反映		13,000
見積り組織再編費用		(2,000)
	$	72,701

(2) ジェン・プローブ・ホールディング・カンパニー社の実際の簿価での残存資産および残存負債の当社への引継・継承を反映している。主な有形資産は、カリフォルニア州サンディエゴ市内に所在する当社の本社建物の敷地および隣接する土地約 37 エーカーならびに土地上の建物等である。

(3) 組織再編および債務返済の結果としての未払費用の減少。詳細は以下のとおり。

チュウガイ・ファーマ USA エルエルシー（旧チュウガイ・バイオファーマスーティカルズ・エルエルシー）の発行済持分すべてをチュウガイ USA インクへ簿価純資産価額で売却したことによる損失 5,700 千ドル、および上位長期債務の早期弁済プレミアム 915 千ドルについて当社の見積り実効税率 40%で計上した場合の税効果 2,646 千ドルを記録	$	2,646
上位長期債務の未払利息の反映		384
	$	3,030

(4) 上位長期債務の元本の返済および新規ターム・ローンとしての借入。詳細は以下のとおり。

一年以内に返済期限の到来する長期債務：		
返済	$	(2,000)
借入		2,000
		0
長期債務：		
返済	$	(10,000)
借入		11,000
		1,000

(5) 以下の結果としての資本剰余金における変化を反映している。

チュウガイ・ファーマ USA エルエルシーの発行済持分すべてをチュウガイ USA インクへ売却したことによって生じた損失 5,700 千ドルについて計上した繰延税金資産	$	2,280
当社に引き継がれるジェン・プローブ・ホールディング・カンパニー社の合計現金残高	$	75,000

ジェン・プローブ・ホールディング・カンパニー社の残存資産および残存負債の当社への引継・継承

資産の部：		
未収金	$ 1	
関係会社未収金	114	
未収法人税等	115	
短期繰延税金資産	2	
前払費用	35	
有形固定資産 — 土地（6,103千ドル）、土地改良（2,997千ドル）	9,100	
営業権ー純額	1,397	
負債の部：		
買掛金	1	
長期繰延税金負債	(170)	
株式払込剰余金の純増加額		10,933
		$ 88,213

(6) 利益剰余金の調整。詳細は以下のとおり。

上位長期債務の早期弁済プレミアム915千ドル、繰延税金資産366千ドル差引後の純額	$ (549)
見積り組織再編費用	(2,000)
	$ (2,549)

未監査条件付組替連結損益計算書への注記
2001年12月31日を期末とする年度
(単位：1,000ドル)

(1) 当社の本社建物に関連する土地賃借に関してジェン・プローブ・ホールディング・カンパニー社に支払われた525千ドルの消去

(2) 組織再編および長期債務の返済が先述の期首に行われたとした場合には生じるはずではなかった実際支払利息 972 千ドルを消去し、新規ターム・ローン借入の税引前利率を 5.5%と推定した場合の支払利息の見積額752千ドルを追加計上することによる調整

(3) 実際支払賃借料 525 千ドルおよび正味支払利息 220 千ドルが消去されたことをうけて、当社の見積り実効税率40%に基づいて計上した法人税等298千ドル

(4) (a) 2002年中に生じる見積り組織再編費用2,000千ドル、および (b) 上位長期債務の早期弁済プレミアムに関連して生じる600千ドル（繰延税金資産控除後）の特別損失は反映されていない。

未監査条件付組替連結損益計算書への注記
2002年3月31日終了の3ヶ月間
(単位：1,000ドル)

(1) 当社の本社建物に関連する土地賃借に関してジェン・プローブ・ホールディング・カンパニー社に支払われた131千ドルの消去

(2) 組織再編および長期債務の返済が先述の期首に行われたとした場合には生じるはずではなかった実際支払利息 230 千ドルを消去し、新規ターム・ローン借入の税引前利率を 5.5%と推定した場合の支払利息の見積額179千ドルを追加計上することによる調整。

(3) 実際支払賃借料131千ドルおよび正味支払利息51千ドルが消去されたことをうけて、当社の見積り実効税率40%に基づいて計上した法人税等73千ドル。

(4) (a) 2002年中に生じる見積り組織再編費用2,000千ドル、および (b) 上位長期債務の早期弁済プレミアムに関連して生ずる549千ドル（繰延税金資産控除後）の特別損失は反映されていない。

経営陣による財務状況および業績の説明ならびに分析

以下の説明は、本情報説明書の他の部分に含まれている財務諸表およびそれに対応する財務諸表についての注記と併せて読まれるべきである。この「経営陣による財務状況および業績の説明ならびに分析」には、将来予測に関する言明が記載されている。それらの言明に関連する不確実性、リスクおよび仮定については、「将来予測に関する言明」を参照のこと。

概要

当社は、疾患の臨床診断および献血血液スクリーニングに利用される迅速で正確かつ経済的な核酸プローブベースの製品の開発、製造、販売における世界的リーダーである。当社は、核酸検出の研究と製品開発については 17 年以上の経験を誇る。また、特許を受けている核酸検査技術に基づく当社の製品は、世界中の主要諸国の臨床検査所および採血センターにおいて日々利用されている。

収益

当社は、製品売上高、共同研究収入ならびにロイヤリティーおよびライセンス収入の 3 つの主要収益源から収益を上げている。当社の収益の過半を占める製品売上高は、主として核酸検査法の売上高、そして、それよりはるかに少ないものの、当社の検査法の分析プラットフォームの役割を果たす当社所有の機器の販売および賃貸からの売上高によって構成されている。当社では、規制当局による承認前にカイロン社との協働契約の下に当社が提供する製品についてカイロン社から受領する支払金および研究開発活動について、カイロン社、バイエル社および米国国立衛生研究所 (National Institutes of Health, NIH) を含むその他の協働パートナーから受領する支払金を、共同研究収入として認識している。当社のロイヤリティーおよびライセンス収入は、当社所有の技術の利用について第三者から当社に支払われる料金を反映したものである。2002 年 3 月 31 日終了の 3 ヶ月間においては、当社の合計収益 3,380 万ドルのうち、製品売上高、共同研究収入ならびにロイヤリティーおよびライセンス収入は、それぞれ順に 80%、17%、3%を占めた。

製品売上高

従来から、当社の主要収益源は、米国内での臨床診断製品の売上高である。当社の主要臨床検査製品には、ペース 2、アキュプローブおよび増幅直接検査の各製品ラインが含まれる。当社は現在、性感染症、結核、連鎖球菌性咽頭炎、肺炎、真菌症などを含む多種多様な感染性微生物の診断のために年間約 2,000 万ユニットの検査製品法を製造、出荷している。当社の臨床検査製品の主要顧客は、北米、ヨーロッパ、日本の大規模な臨床検査所、公衆衛生研究所および病院が含まれる。ペース・アッセイの製品ラインは、2002 年 3 月 31 日終了の 3 ヶ月間においては当社の合計収益の約 51%を占め、2001 年度においては当社の合計収益の約 57%を占めている。

当社はさらに、カイロン社との協働による献血血液スクリーニング検査試薬の製造、および当社製品が政府の承認を取得している国々の血液銀行施設への出荷からもたらされる製品売上高も認識している。2002 年 2 月、FDA は、HIV-1/HCV 用の献血血液スクリーニングに使用される当社のアッセイの生物製剤の承認申請（BLA）を承認した。米国以外では、この HIV-1/HCV アッセイは、フランス、ドイツ、オーストラリア、アルゼンチン、スペイン、シンガポール、イタリア、オーストリア、スイス、ニュージーランドを含む多数の国々において承認されている。

製品売上高にはさらに、顧客が当社の核酸検査アッセイを実施するための、当社所有の統合機器プラットフォームの納入に関連する売上高または賃貸収入が含まれている。当社は、購入製品の種類および数量に従って複数の機器賃貸オプションを顧客に提供している。これらの機器は第三者請負業者により製造されるが、システムを現場で管理･維持するための技術サポートおよび機器サービスは、概して当社が提供している。しかし、当社の血液スクリーニング事業に関連して使用される機器の設置およびサービスについては、カイロン社が責任を担っている。機器プラットフォームの納入に関連する売上高は、当社の 2002 年 3 月 31 日終了の 3 ヶ月間の製品売上高の約 3%を占めた。機器に関連する費用は、3 年から 5 年の範囲での機器の見積り耐用年数にわたって定額法にて売上原価に負債計上される。これらのシステムを現場で維持する費用は、発生時点で営業費用として計上される。

共同研究収入

当社は、献血血液中の HIV-1 および HCV を検出する核酸検査法、および同検査法を実施するための半自動機器システムを開発した。これらの検査法および機器は、「プロクレイックス（Procleix）」というブランド名の下にカイロン社との協働によって販売されている。HIV-1/HCV 用の同検査法および機器は、1999 年初め以来、新薬臨床試験申請書（IND）に基づき臨床試験において使用されている。2002 年 2 月、FDA は、プロクレイックス HIV-1/HCV アッセイに承認を与えた。FDA 承認前、カイロン社は、新薬臨床試験申請書（IND）の条件下に、米国赤十字社、米国血液センタ　、米国独立系血液センター（American Independent Blood Centers）、米国軍およびその他に対し、プールされた血液の検体のための検査を提供していた。プロクレイックス HIV-1/HCV アッセイの FDA 承認により、カイロン社は、プロクレイックス HIV-1/HCV アッセイの米国顧客への販売に商業価格を設定できるようになり、その結果、その売上高から当社が受領する収益の大幅増がもたらされるものと当社では予想している。

当社は、血液スクリーニング用アッセイの純売上高を、カイロン社から第三者への HIV-1/HCV アッセイの売上高から機器原価、機器サービス費、およびカイロン社との契約中に特定される、特定のその他の調整を差し引いた金額に当社の純収益の割当率（現在は 43%）を乗算した結果の金額にて計上している。これらの製品に関連した当社の費用には、主に製造原価と研究開発費が含まれる。

当社は、従来から、規制当局の承認を未だ受けていない当社の血液スクリーニング製品の米国内外における使用に関連する収益を、共同研究収入として計上してきた。これは、米国での FDA のライセンス承認および外国における同様の承認前に、これらの製品に適用される価格制限のためである。今後、米国において商業価格が導入されることから、当社では、これらの製品の国内売上高を財務諸表中、製品売上高として分類し始める予定である。

当社とカイロン社との間で 1998 年 6 月に締結された戦略的提携に関する契約の下、当社は、血液スクリーニング製品の研究、開発および製造について責任を担い、一方のカイロン社は、血液スクリーニング製品の世界中（日本においては中外診断科学株式会社の特定の販売権を条件とする）での販売、流通およびサービスについて責任を負う。当社は、カイロン社から同契約に関連して 1998 年に 1,000 万ドルの前払ライセンス料を、および合意された契約目標を達成したことにより 1999 年に 850 万ドルの追加支払金を受領した。将来、当社が TIGRIS 機器の開発に関連するその他の特定の目標を達成した場合には、最高 1,650 万ドルの追加支払金が当社に支払われることになっている。当社が血液スクリーニング・アッセイおよびその関連機器製品を開発・商業化するために費やしている費用は多額であり、当社の 1998 年以降の業績および財務状況に多大なる影響を与えている。当社は、2002 年末までに TIGRIS 機器の臨床診断および血液スクリーニングの応用に関するベータ評価を開始し、2003 年末までに臨床試験を開始する予定である。

当社は、2001 年 2 月 26 日、血液スクリーニングの協働に関連し、カイロン社に対する仲裁手続きを開始した。当社は、2001 年第 4 四半期中に紛争事項の大半の解決を交渉し、2002 年 1 月に申立ての部分的和解において和解金 690 万ドルを受領した。当社は、2002 年第 1 四半期中、和解された事項に関連したカイロン社からの支払いの受領時点でその他の収入として 240 万ドル、納入製品に関する前受収益の繰延収益として 390 万ドル、そしてその他の受取勘定として 60 万ドルを、それぞれ認識した。両当事者は、最終的な和解にあたって当社に重大な財務諸表上の影響を及ぼすとは予想されないその他の事項に関して交渉を継続している。この仲裁手続きは、当社の血液スクリーニング製品顧客へのサービスの中断を一切招かずに済んだ。当社では、将来両社間に生じるいかなる紛争も協働契約に記載されている紛争解決手続きによって解決されるものと確信している。

1996 年、当社は、米国国立衛生研究所 (NIH) の傘下の国立心肺血液研究所（Natural Heart, Lung and Blood Institute）との間で、770 万ドルの契約を獲得し、献血血液スクリーニングにおける HIV-1 および HCV 用の核酸検査法を開発することになった。この契約は、1998 年 1 月発効とし、プールされた血漿中の HIV-1 および HCV を検出する半自動システムの開発のために 60 万ドルを追加し、修正された。同契約はさらに、1998 年 9 月発効とし、ヒト免疫不全ウイルス 2 型（HIV-2）および B 型肝炎ウイルス（HBV）の検査開発のために 430 万ドルを追加し、修正された。この払戻しに関する契約に基づいて当社に支払われるべき支払金はすべて既に受領済みであり、払戻しを受けられる費用が生じた時点で共同研究収入として計上済みである。

2000年1月、当社は、米国国立衛生研究所（NIH）との3年間にわたる1,340万ドルの費用分担契約の下に、HIV-1/HCV アッセイに B 型肝炎ウイルス（HBV）の検出機能を組み込み、臓器提供センターによる臓器提供者の血液検査をより簡便にするための改良に着手した。米国国立衛生研究所（NIH）は、これにかかる費用のうち760万ドルを当社に払い戻すことになっており、当社とカイロン社は、同プロジェクトの完了にかかる残りの費用を均等に分担することになる。米国国立衛生研究所（NIH）は 2002 年 3 月 31 日までに、同費用のうち 470 万ドルを当社に払い戻している。当社は、この払戻しに関する契約の下での共同研究収入を、払戻しを受けられる費用が生じた時点で計上する。

1998 年、カイロン社は、当社との契約締結後、同契約中の臨床診断に関する部分をバイエル社に譲渡した。当社は、バイエル社との協働条件の下、バイエル社と共に臨床診断市場におけるウイルス標的およびガン・マーカーのための核酸検査を開発、製造、販売する。当社は、臨床診断の応用に使用されるバイエル社への検査法製品の売上高を、バイエル社への出荷時点で、合意された移転価格にて計上する。

当社は、契約の全期間を通じて、払戻しを受けられる費用が生じた時点で、共同研究収入を認識する。計上される共同研究収入に関連する費用は、費用の性質に基づいて損益計算書の「研究開発費」、「販売費およびマーケティング費」または「一般費および管理費」の項目に反映される。共同研究収入に関連して生じる費用は、しばしば契約の条件に従って請求可能な金額を超過する。

ロイヤリティーおよびライセンス収入

当社は、契約の全履行期間を通じて、または当社が実質的にすべての履行すべき義務を履行した時点で、償還不要な前払いライセンス料を認識する。当社はさらに、契約上の開発活動の達成·成功に対し、目標達成支払金を受領する。目標達成支払金は、それ以上の実質的な履行義務が残存していない場合、かつ、その金額が償還不要な場合にのみ、目標達成時点で収入として認識される。

1997年5月、当社は、ビオメリュ　バイテック·インク（bioMérieux, Vitek, Inc.）と共同研究契約を締結し、それによってビオメリュー社と当社との間に全世界的関係を設定した。この協働関係は、研究開発活動、および、ビオメリューSA 社との別個の販売契約に従う日本を除く国際市場における製品販売権のビオメリュー社への譲渡を伴う。両契約の一環として、当社は、特定の機器プラットフォームにて実施される核酸検査を5年間で共同開発するため、また、機器を10年間で適応·開発するために、ビオメリュー社に当社の核酸検査技術をライセンスした。これと引き換えに、ビオメリュー社は当社に対し、1997 年に 600 万ドルのライセンス料および前払いロイヤリティーを、そして 1998 年に追加の 600 万ドルのライセンス料を支払った。

2000 年 8 月、当社は、ビオメリュ　インクと、両社の関係を、協働契約から、感染症の診断および食品病原体の検出のための半自動プローブ検査法および先進完全自動プローブ検査法を網羅するロイヤリティー付き契約に移行する契約を締結した。この変更契約の条件に基づき、ビオメリュー社は、当社に対し、年間最低ロイヤリティーを支払うことを条件に、ライセンス供与された技術を組み込んだ製品の売上高に基づいてロイヤリティーを支払う。この支払いは半自動プローブ検査法に関しては今年1月に開始されており、完全自動プローブ検査法に関しては 2006 年に開始される予定である。ロイヤリティー支払い金額の減額は、当社に対して支払われてきた累積ロイヤリティーの金額に基づき行われる。さらに、原契約に基づいて支払われた前払ロイヤリティーと引き換えに、当社は、ビオメリュー社が契約対象製品の開発を引き受けるために必要な情報、企業秘密、手続き、方法、データ、工程をすべてビオメリュー社に譲渡した。したがって、当社は 2000 年にこの契約に関連するロイヤリティー収入 300 万ドルを認識した。当社は現在、以前に受け取ったライセンス料を、毎年 190 万ドルずつ、2002 年 12 月 31 日に終了する事業年度まで償却している。

研究開発

当社は近年、特に TIGRIS 機器および 2002 年 2 月に FDA の承認を受けた献血血液スクリーニング用 HIV-1/HCV アッセイなどの新製品ならびに新技術の開発を加速するための現在進行中の当社努力の一環として、研究開発への投資を増大した。当社の研究開発費は、当社所有製品および機器プラットフォームの開発に関連する経費、ならびに当社の戦略的パートナーとの新製品および新技術の共同開発に関連する経費から構成される。当社では、収益に対する研究開発費の割合が、将来は低下するものと予想している。

当社の研究開発努力に関連し、当社は、非関係当事者と多種多様のライセンス契約を締結している。ライセンス契約は、当社に、それら当事者が保持する特定の技術および特許権を使用する製品を開発、販売する権利を提供する。多種多様のライセンス契約の条件により、当社には、当該技術を使用した製品の将来における売上高の 1%から 5%までの範囲にわたるロイヤリティーの支払いが義務付けられている。これらの契約の契約期間は、一般的に、契約締結時に開始し、当該技術に関連する最後の特許の失効時まで継続すると定められている。

重要な会計方針および見積り

当社の財務状況および業績に関する当社の説明ならびに分析は、当社の連結財務諸表に基づいている。連結財務諸表は、米国において一般に認められている会計原則に準じて作成されている。当社は、財務諸表の作成のために、資産、負債、損益の計上金額ならびに関連する偶発資産および偶発債務の開示に影響する見積と判断を行うことが必要となる。当社は、収益の認識、受取勘定の回収可能性、棚卸資産評価、特許費用および資産化ソフトウェアを含む長期性資産、ならびに法人税に関連するものを含む当社の見積りを継続企業ベースにて評価している。当社では、過去の実績および状況の下に妥当と考えられる多種多様のその他の推定を見積もりの基準としており、その結果は、資産および負債の簿価について判断を下すための基礎を成す。実際の実績は、種々の推定あるいは条件の下でのこれらの見積とは異なる可能性がある。

当社は、以下の重要な会計方針が、当社の連結財務諸表の作成における重要な判断および見積りに影響を与えるものと考えている（F-7 ページの当社の財務諸表についての注記 1 を参照のこと）。

収益の認識

当社は、製品が出荷され所有権と損失リスクが移転した時点、およびその結果として受取勘定の回収が妥当であると確証された時点で製品売上による収益を認識する。当社は、規制当局の承認を受領済みの国々に出荷された当社の血液スクリーニング製品の売上高による収益に関しては、第三者協働パートナーであるカイロン社との契約による移転価格に基づいて計上する。血液スクリーニング製品の売上高は、その後、カイロン社によるエンドユーザーへの販売から得られる純収益から以前に支払済みの移転価格収入を差し引いた当社の最終取り分を反映したカイロン社から当社への支払額に基づいて、月次ベースで調整される。

当社は、従来、規制当局の承認を未だ受けていない当社の血液スクリーニング製品の米国内外における使用に関連する収益を、共同研究収入として計上してきている。これは、米国での FDA ライセンス承認および外国における同様の承認前に、これらの製品に適用される価格制限のためである。米国において商業価格が導入されることから、当社では、これらの製品の国内売上高を財務諸表中、製品売上高として分類し始める予定である。

製品売上高には、当社の診断検査を実施するための当社所有の総合機器プラットフォームの納入に関連する販売収入あるいは賃貸収入も含まれる。当社は従来から、機器の購入あるいは設備賃貸借契約の締結を要求することなく、検査所および病院に対し当社の機器を提供してきている。その代わりに、機器の提供費用を当社の診断検査法に対して請求する金額に織り込んで回収している。当社では最近、設備要素を規定に組み入れた複数年販売契約を実施し始めた。機器に関連する費用は、3 年から 5 年の範囲での機器の見積り耐用年数にわたって定額法にて売上原価に計上される。これらのシステムを現場で維持する費用は、発生時点で営業費用として計上される。

当社はさらに、多種多様の協働契約の全期間にわたり、交渉された月次契約金額が稼得された時点あるいは契約に関連する償還可能費用が生じた時点で、共同研究収入を認識する。償還不要な前払ライセンス料は、関連の履行期間を通じて、あるいは当社が契約に関連するすべての履行義務を満たした時点で認識される。特定の目標達成に関連する目標達成支払金は、(1) 当社が目標達成支払金を稼得した時点で特定の目標達成がなされた場合、(2) 目標は実体的なもので、目標達成は契約開始時点では当然には保証されていなかった、また、(3) その支払金が償還不要な場合にのみ、目標達成時点で収入として認識される。当社の収益認識基準を満たす前に受領された金額はいかなるものも、貸借対照表において前受収益として計上される。

当社のロイヤリティー収入は、第三者とのライセンス契約の下における当社の製品あるいは技術の製造、販売または使用に関連する。ロイヤリティーが合理的に見積可能である契約に関しては、当社は、適用される期間に稼得されるロイヤリティーの見積額に基づいて収益を認識し、翌期にロイヤリティーの見積り額と実際の金額との差額を調整する。過去の実績からみると、この調整が大きな影響を及ぼしたことはない。ロイヤリティーが合理的に見積不能な契約に関しては、ライセンス供与先からのロイヤリティー明細書を受理した時点で、同収入を認識する。

受取勘定の回収可能性

当社は、当社顧客の支払履行不能による損失見積り額に対して、貸倒引当金を計上する。過去の実績上、貸倒れは最小限となっており、経営陣の予想範囲内に留まっている。当社顧客の財務状況が悪化し、その結果として支払履行能力の劣化が生じる場合には、追加の引当金が必要とされる。

棚卸資産評価

当社は、棚卸資産の費用、将来の製品需要の推定ならびに完成品および製造過程において使用された、材料の貯蔵寿命および有効期限に基づいて見積られた時価との差額と同等の、滞留棚卸資産および陳腐化棚卸資産に関する棚卸資産残高の評価調整を計上する。当社は、特定の遵守要件が満たされなければ、当社製品の市場での販売能力に制約を加え得る FDA およびその他の政府機関により規制された環境の下事業を営んでいる。当社は、正味棚卸資産価値の算定にあたり、当社に現在入手可能な情報に基づいた試算を行っている。将来の製品需要、規制上の制約、またはその他の市場環境が経営陣の予測ほど良好でない場合には、追加の棚卸資産評価引当金が必要とされる可能性がある。

特許費用

当社では、特許出願書提出において生じる費用を資産化し、この費用を、関連技術の残存耐用年数あるいは 8 年間のいずれか短い方の期間にわたり償却している。2002 年 3 月 31 日現在、償却累計額分を差し引いた資産化特許費用の合計額は、約 310 万ドルであった。放棄された特許出願に関連する全支出は、費用計上されている。過去の実績上、放棄された特許出願費用に関連する当社の費用計上が重大なものとなったことはないものの、当社が現在発効済みまたは未発効のいかなる特許の放棄を決定した場合には、この関連費用が、放棄発生期における当社の営業にとって重大なものとなる可能性はある。

ソフトウェア費用の資産化

当社は、技術上の実現可能性の立証後に開発中の製品に関連するコンピューター・ソフトウェアの開発において生じる費用を資産化する。この資産化された費用は、未償却費用あるいは正味実現可能価額のいずれか少ない額をもって計上され、該当製品が販売に利用可能な時点を開始時とした同関連製品の見積耐用年数の間にわたり償却される。2002 年 3 月 31 日現在、TIGRIS 機器に関連した資産化ソフトウェア開発費用の合計額は、2,050 万ドルであった。当社は、同機器のベータ評価を 2002 年末までに開始し、臨床試験を 2003 年末までに開始する予定である。当社が同機器の市場導入および顧客獲得に成功しなかった場合には、同資産が劣化する可能性があり、同資産の簿価の調整がその時点で経営陣によって考慮される可能性がある。

法人税

当社は、従来、ジェン・プローブ・ホールディング・カンパニー社（旧チュウガイ・ファーマ USA・インク）の連結連邦法人税申告およびさまざまな連結州法人税申告に含まれてきた。ジェン・プローブ・ホールディング・カンパニー社との租税分担契約に従い、当社は、分離申告した場合に通常算出される税額に等しい連結納税額の金額を割り当てられている。2002 年 3 月 31 日現在、当社は、おそらく実現されることになる純繰延税金資産を 250 万ドル有しており、評価引当金が必要とされることはないとみなされる。繰延税金資産は、当社の法人税申告においてなされた研究および投資の税額控除、前受収益と特定の準備金の計上に生じるタイミングのずれ、および経過勘定に関連する。これらの金額は、税制上の目的において費用計上された資産化費用およびその他の項目によって相殺される。当社が将来において繰延税金資産の

全部または一部を実現できないと判断した場合には、かかる判断がなされた会計期間において繰延税金資産を減らすための調整が行われる。

業績

以下の表は、2001 年 12 月 31 日に終了した 2 年間の各四半期および 2002 年 3 月 31 日終了四半期の四半期毎の業績を示したものである。各四半期の情報は未監査であるが、当社の監査済み財務諸表の基準と同一基準にて作成されている。経営陣の意見としては、当社の監査済み財務諸表および関連注記と併せて読まれた場合に未監査四半期業績が公正に提示されるよう、通常の経常的経過勘定のみを含んだ必要な調整はすべて含まれている。いずれの四半期の業績も、将来の期間の実績を必ずしも示唆するものではない。

	以下の日付を期末とする四半期								
	2000 年 3 月 31 日	2000 年 6 月 30 日	2000 年 9 月 30 日	2000 年 12 月 31 日	2001 年 3 月 31 日	2001 年 6 月 30 日	2001 年 9 月 30 日	2001 年 12 月 31 日	2002 年 3 月 31 日
収益合計	$ 29,141	$ 30,694	$ 29,886	$ 29,820	$ 31,077	$ 31,026	$ 34,542	$ 33,086	$ 33,783
営業費用：									
製品売上原価	8,133	9,158	8,070	8,741	9,631	9,209	9,588	10,055	11,449
研究開発費	13,238	13,606	15,917	15,382	14,169	14,222	12,158	12,444	12,506
販売費およびマーケティング費	3,173	3,557	3,614	3,959	3,833	4,124	4,197	3,815	4,133
一般費および管理費	3,480	3,641	3,726	3,158	4,005	4,258	4,170	4,854	4,908
無形資産償却	237	237	237	237	237	237	237	237	84
営業費用合計	28,261	30,199	31,564	31,477	31,875	32,050	30,350	31,405	33,080
営業利益（損失）	880	495	(1,678)	(1,657)	(798)	(1,024)	4,192	1,681	703
当期純利益（損失）	624	732	(1,198)	(1,166)	(620)	(346)	4,111	1,472	3,084
1 株当たり当期純利益（純損失）：									
基準および希薄化ベース	$ 0.01	$ 0.01	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.01)	$ 0.06	$ 0.02	$ 0.05

以下の表は、各営業項目データの合計収益に対するパーセント率を示したものである。

	12 月 31 日を期末とする年度			2002 年 3 月 31 日終了の 3 ヶ月間	
	1999 年	2000 年	2001 年	2001 年	2002 年
収益合計	100%	100%	100%	100%	100%
製品売上高	81%	84%	80%	86%	80%
共同研究収入	10%	12%	16%	12%	17%
ロイヤリティーおよびライセンス収入	9%	4%	4%	2%	3%
営業費用：					
売上原価	26%	29%	30%	31%	34%
研究開発費	41%	48%	41%	46%	37%
販売費およびマーケティング費	11%	12%	12%	12%	12%
一般費および管理費	11%	12%	13%	13%	15%
無形資産償却	2%	1%	1%	1%	0%
営業費用合計	91%	102%	97%	103%	98%
営業利益（損失）	9%	(2)%	3%	(3)%	2%
営業外収益（費用）－純額	(0)%	(0)%	(0)%	(0)%	10%
税引前利益（損失）	9%	(2)%	3%	(3)%	12%
法人税等	3%	(1)%	(1)%	(1)%	3%
当期純利益（純損失）	6%	(1)%	4%	(2)%	9%

2001 年 3 月 31 日終了の 3 ヶ月間と 2002 年 3 月 31 日終了の 3 ヶ月間との比較

製品売上高　2002 年 3 月 31 日終了の 3 ヶ月間の製品売上高は、2001 年 3 月 31 日終了の 3 ヶ月間の 2,660 万ドルから 30 万ドル増加し、0.9%増の 2,690 万ドルとなった。この増収は、主として米国外での血液スクリーニング製品の売上高の 140 万ドル増がその他の診断製品の売上高の 110 万ドル減と相殺された結果もたらされた。

2002 年 2 月、FDA は、当社の献血血液スクリーニング用の HIV-1/HCV アッセイを承認した。当社では、カイロン社はこれらの製品の商業生産を 2002 年第 2 四半期中に開始するものと予想している。その

時点で、米国においてはこれらの製品の販売からの国内売上高は財務諸表中、製品売上高として分類されることになる。当社では現在、米国ならびに規制当局の承認を受けていないその他の国における当社の血液スクリーニング製品の利用に関連する収入を共同研究収入として計上している。

当社では、FDA の承認の結果として検査量が大幅に変化するとは予想していないが、FDA の承認前に受領していた収入と比較すると、商業生産の導入の結果として、承認された米国内の血液スクリーニング製品の販売からもたらされる正味収入が増加するものと期待している。しかし、当社のカイロン社との協働契約の下、カイロン社は、検査法および関連機器を含む血液スクリーニング・システムのマーケティング、販売、流通ならびにサービスについて責任を担う。したがって、当社の収入は、カイロン社が顧客と商業生産価格を確立することに成功すること、およびそれに要する期間に依存する。商業生産の導入前、当社は、当社が出荷する検査数がカイロン社および血液スクリーニング製品顧客との契約に規定される範囲内であることを条件に、月中に出荷された製品に対する確定保証金額により、カイロン社から血液スクリーニング製品の売上高に関する報酬として、毎月約 150 万ドルほどの金額を受け取ってきた。2002 年 2 月に当社の血液スクリーニング製品の FDA 承認を取得する前は、当社は、これらの製品に適用された価格制限のため、米国における当社の血液スクリーニング製品の利用に関連する収入を、共同研究収入として計上していた。この価格制限のため、当社は、血液スクリーニング製品の開発及び製造にかかった費用を全額回収することができなかった。FDA 承認取得前には、当社は、新薬臨床試験申請（IND）の条件に従い血液スクリーニング製品を血液スクリーニング・センターに販売することが許可されていた。血液スクリーニング・センターとの契約の下、当社は、製品開発、材料サービス、およびサポートにかかった費用について部分的払戻しを受けていた。

商業生産の導入に際し、当社は、カイロン社と合意した移転価格による収益を、製品が出荷され所有権および損失リスクが移転した時点、およびその結果としての受取勘定の回収が妥当に確証された時点で計上する。当社はまた、これらの売上高からの追加収益を、血液スクリーニング製品のエンドユーザーへの販売から得られる純収益の当社への最終割当額に基づいて、カイロン社が当該売上高を当社に報告し、当社に対して純収益の当社への割当額の支払いを行った時点で計上する。当社の血液スクリーニング検査製品の出荷による純収益の計上により、2002 年第 2 四半期および第 3 四半期にはマイナスの影響が出る可能性がある。当社が確定保証金額から商業生産価格設定へと移行するにあたり、当社の月間収益は、当初は減少することになる。これは、製品が出荷された時点で商業生産価格として計上される金額は、商業生産価格設定前に同一数量の血液スクリーニング製品の出荷に対して当社が受け取っていた確定保証金額を下回るためである。血液スクリーニング製品の売上高からもたらされる収益は、カイロン社が当社に対して血液スクリーニング製品のエンドユーザーへの販売から得られる純収益の当社への最終割当額を反映した支払いを始めることにより、確定保証金額による当社の受取金額を上回り始めるものと当社では予想している。

当社は、主として競合製品の市場導入、および特に性感染症検査製品に関する価格競争圧力が継続する結果、性感染症検査製品および血液スクリーニング製品に関連した競合圧力が当分の間継続するものと予想している。

共同研究収入　2002 年 3 月 31 日終了の 3 ヶ月間の共同研究収入は、2001 年 3 月 31 日終了の 3 ヶ月間の 370 万ドルから 220 万ドル増加し、60.6%増の 590 万ドルとなった。この増収は、米国内で使用される当社の血液スクリーニング製品の出荷からの収入が、同製品に関連する月間確定保証金額の増加によって、140 万ドル増加した結果である。さらに、米国国立衛生研究所（NIT）からの臓器提供プログラムに関する請負契約による収入が 80 万ドル増加した。

共同研究収入は、実施された研究サービスの量、共同プロジェクトの状況、および目標の達成に基づいて変動する傾向にある。当社の共同研究収入の性質上、ある会計期間の実績は、将来達成される実績を必ずしも示唆するものではない。当社が追加の共同研究収入を生み出すことができるかどうかは、当社が協働パートナー候補との関係を開始し現行協働パートナーとの関係を維持することができるか否かにある程度依存する。このような関係が確立されるとの保証、または現在の共同研究収入が減少しないとの保証は一切できない。

カイロン社は、当社の血液スクリーニング製品を米国の血液銀行に供給するという契約を修正し、2001年第2四半期に発効した。この結果、2001年の第2四半期後半および第3四半期にはカイロン社との協働からもたらされる収入が増加した。

ロイヤリティーおよびライセンス収入 2002年3月31日終了の3ヶ月間のロイヤリティーおよびライセンス収入は、2001年3月31日終了の3ヶ月間の80万ドルから20万ドル増加し、30.2%増の100万ドルとなった。この増収は、特定の特許を受けた技術に関する権利に対する中外診断科学株式会社からのライセンス収入20万ドルの認識によるものである。

ロイヤリティーおよびライセンス収入は、関連契約の性質およびライセンス料の受領時期に基づいて変動する可能性がある。ある会計期間の実績は、将来達成される実績を必ずしも示唆するものではない。さらに、当社が追加のロイヤリティーおよびライセンス収入を生み出すことができるかどうかは、当社が技術を販売し、活用することができるか否かにある程度依存する。当社がそれを実行できるとの保証、あるいはロイヤリティーおよびライセンス収入が将来減少しないとの保証は一切できない。

製品売上原価 2002年3月31日終了の3ヶ月間の製品売上原価は、2001年3月31日終了の3ヶ月間の製品売上高収益の36.1%に当たる960万ドルから180万ドル増加し、製品売上高収益の42.6%に当たる1,140万ドルとなった。製品売上原価の増加は、主として2002年3月31日終了の3ヶ月間に計上した当社の血液スクリーニング製造施設の操業関連費用が、2001年3月31日終了の3ヶ月間に計上した分よりはるかに大きかったことに帰属する。製品売上原価に含まれる原価の正味増加分の290万ドルは、2002年3月31日終了の3ヶ月間における製造間接費の減少と製造材料等廃棄損の減少によって相殺された。この結果製品売上高に対する売上総利益率は、2001年3月31日終了の3ヶ月間の63.9%から2002年3月31日終了の3ヶ月間には57.4%に低下した。

1999年、当社は、主に血液スクリーニング製品の製造用として設計された生産施設の建物付属設備を完成させた。同施設には、血液スクリーニング製品に適用される厳重なFDAの規制が満たせるように計画された最新の設備、技術、制御が導入されている。同施設は、その生産能力をはるかに下回って操業しており、当分の間引き続き生産能力を下回るレベルで操業する予定である。この過剰設備、ならびに本社の生産施設での過剰設備は、自社製品の製造ならびに潜在的な契約ベースでの他社製品の製造を拡大する多大なる機会を提供しうる。当社の血液スクリーニング生産拠点の操業費用は、血液スクリーニング製品のFDA承認取得前に新薬臨床試験申請書（IND）の条件の下に納入された検査製品に関する費用、その他の生産費用とともに、研究開発費として分類されている。ただし、これは従来米国以外の売上から生じた製品売上高を超える部分についてのみこのように分類される。当該操業費用に関連して研究開発費に含まれる金額は、2001年3月31日終了の3ヶ月間には約450万ドル、2002年3月31日終了の3ヶ月間には約160万ドルとなった。また、2000年度には1,280万ドル、2001年度には1,320万ドルであった。当社の米国における血液スクリーニング製品の商業生産価格設定の導入後は、この費用を研究開発費ではなく製品売上原価として分類する予定である。その結果として、商業化の初期段階においては、血液スクリーニング製品における売上総利益率は、臨床診断製品における売上総利益率よりも低くなるものと当社では予想しており、その後は同製品の専門生産施設での生産に係る比較的高い固定費が予想販売数量の増加により吸収されると考えられるものの、これらの期間を過ぎた後も、血液スクリーニング製品の売上総利益率は、臨床診断製品の売上総利益率を下回り続けることが予想される。しかし、これらの製品のマーケティングおよび販売についてはカイロン社が責任を負担することから、当社が血液スクリーニング製品に関連して計上するマーケティング、販売、および流通の経費は、当社の臨床診断製品の経費よりも大幅に少ない。また、献血者の個別検査が実施されるようになれば、その時点で同検査に関して要求されるコストのために売上総利益率が低下する可能性があると当社では予想している。当社では、個別検査が実施された場合のカイロン社のエンド･ユーザーへの最終販売価格を知り得ないことから、個別検査実施により当社の売上総利益率がどの程度マイナスの影響を受けるかについては、正確に予測することは不可能である。

売上総利益率は、生産量の変化、価格競争の圧力、滞留･陳腐化材料引当金、新製品のFDA承認取得後の初回生産量に関連する費用、ならびに機器費用、機器サービス費用、およびカイロン社が血液スクリーニング製品の純売上高を算出するために行うその他の調整をはじめとする契約上の調整により、将来著しく変動する可能性がある。

研究開発費　2002年3月31日終了の3ヶ月間の研究開発費は、2001年3月31日終了の3ヶ月間の合計収益の45.6%に当たる1,420万ドルから170万ドル減少し、合計収益の37.0%に当たる1,250万ドルとなった。この減少は主に、血液スクリーニング検査の製造費の290万ドルの減少によるもので、これは人件費の40万ドル増およびその他の研究開発費支出の80万ドル増によって相殺された。研究開発費に含まれた血液スクリーニング検査製品の製造原価は、2001年3月31日終了の3ヶ月間には約450万ドル、2002年3月31日終了の3ヶ月間には約160万ドルであった。

販売費およびマーケティング費　2002年3月31日終了の3ヶ月間の販売費およびマーケティング費は、2001年3月31日終了の3ヶ月間の合計収益の12.3%に当たる380万ドルから30万ドル増加し、合計収益の12.2%に当たる410万ドルとなった。この増加は、主に、臨床診断製品の売上増を見越した当社のマーケティング要員および販売要員に関する人件費の50万ドルの増加に関連したもので、これはその他の販売費およびマーケティング費の20万ドルの減少によって部分的に相殺された。

一般費および管理費　2002年3月31日終了の3ヶ月間の一般費および管理費は、2001年3月31日終了の3ヶ月間の合計収益の12.9%に当たる400万ドルから90万ドル増加し、合計収益の14.5%に当たる490万ドルとなった。この増加は、特許関連訴訟およびその他の専門家報酬の30万ドルの増加、人員レベル強化の結果としての給与および給付の30万ドルの増加、ならびにその他の一般費および管理費の30万ドルの増加の結果である。

無形資産の償却　2002年3月31日終了の3ヶ月間の無形資産償却費は、2001年3月31日終了の3ヶ月間の20万ドルから10万ドル減少し、10万ドルとなった。この償却費は、1989年のジェン.プローブ・ホールディング・カンパニー社のジェン・プローブ社の購入に関連するものである。期間ごとの償却額は、以下に説明されるSFAS第141号の採用の結果、減少している。

2001年6月、財務会計基準審議会は、財務会計基準書（以下「SFAS」）第141号「企業結合」、ならびに同第142号「営業権及びその他の無形資産」を発行した。SFAS第142号により、営業権および耐用年数が無制限な無形資産は、今後償却できないことになった。その代わり、これらの資産については、毎年（あるいは特定条件の下により頻繁に）資産価値の減損を再査定しなければならない。当社は、SFAS第142号を2002年1月1日付で採用し、以前の購入および買収に関連して計上された営業権を含む無形資産の再評価を実施しなければならなくなった。2002年度には営業権の償却を取り止めることから、当社の年間償却費は減少し、当社の営業利益は年間約60万ドル増加することになる。

営業外費用－純額　営業外費用は、主として、投資および受取利息を借入金の支払利息およびその他の項目で相殺した内容となっている。2002年3月31日終了の3ヶ月間については、2001年3月31日終了の3ヶ月間の10万ドルの純損失から360万ドル改善され、350万ドルの純利益となった。この2002年3月31日終了の3ヶ月間の営業外収益の増加は、カイロン社との間の契約紛争における未解決事項が和解されたことによる収入240万ドル、および元請負業者から受取った120万ドルの現金の収益認識によるものである。

法人税等　法人税等は、2001年3月31日終了の3ヶ月間の税引前損失に対する30万ドル（戻り）に比較し、2002年3月31日終了の3ヶ月間には110万ドルの法人税等の計上となった。この法人税等の増加は、2001年3月31日終了の3ヶ月間には90万ドルの税引前損失を計上したのに対し、2002年3月31日終了の3ヶ月間には税引前利益420万ドルを計上したことに起因するものである。

2000年12月31日で終了した事業年度と2001年12月31日で終了した事業年度との比較

製品売上高　2001年度の製品売上高は、2000年度の1億20万ドルから400万ドル増加し、4.1%増の1億420万ドルとなった。この増収は、主として米国外での血液スクリーニング製品の売上高の340万ドル増、およびその他の診断製品の売上高の60万ドル増の結果もたらされた。

当社は、規制当局からの承認の取得に先立って、米国における当社の血液スクリーニング製品の使用に関連する収益をすべて共同研究収入として計上した。2002年2月、FDAは、米国内における当社の血液スクリーニング検査製品の使用を承認した。カイロン社は、これらの製品の商業生産価格設定を実施中

である。米国において商業生産が導入されることから、当社では、これらの製品の国内売上高を財務諸表中、製品売上高として分類し始める予定である。

共同研究収入　2001年度の共同研究収入は、2000年度の1,380万ドルから640万ドル増加し、46.8%増の2,020万ドルとなった。この増収は、米国国立衛生研究所 (NIT) からの臓器提供プログラムに関する請負契約による収入が380万ドル増加したこと、および米国内で使用される当社の血液スクリーニング製品の出荷からの収入が、同製品に関連する月間確定保証全額支払い額の増加によって、360万ドル増加した結果である。一方、当社のビオメリュー社との協働関係がロイヤリティー付き契約に移行したことによる、ビオメリュー社からの収入の100万ドルの減少がこの増収分を部分的に相殺した。

ロイヤリティーおよびライセンス収入　2001年度のロイヤリティーおよびライセンス収入は、2000年度の560万ドルから30万ドル減少し、5.7%減の530万ドルとなった。この減収は、2000年に認識したビオメリュー社からのロイヤリティー収入300万ドルを2001年には認識しなかった結果である。これは、特定の特許を受けた技術への権利のライセンス供与に関する中外診断科学株式会社からのライセンス料200万ドル、およびビオメリュー社からのライセンス料増加分である40万ドルを2001年に認識したことによって相殺された。

製品売上原価　2001年度の製品売上原価は、2000年度の製品売上高収益の34.0%に当たる3,410万ドルから440万ドル増加し、製品売上高収益の36.9%に当たる3,850万ドルとなった。製品売上原価の増加は、主として全体的な販売量の増大に帰属し、製品売上高に対するパーセント率の上昇は、主として品質保証および品質管理を含む製造サポート機能が拡大したことに帰属する。この結果としての製品売上高の売上総利益率は、2000年度の66.0%から2001年度には63.1%に低下した。

研究開発費　2001年度の研究開発費は、2000年度の合計収益の48.6%に当たる5,810万ドルから510万ドル減少し、合計収益の40.8%に当たる5,300万ドルとなった。この減少は主に、研究に使用される材料費の180万ドルの低減、主として2001年第1四半期のFDAへの生物製剤の承認申請 (BLA) 提出後に献血血液スクリーニング用のHIV-1 / HCVアッセイの開発費が減少したことによる血液スクリーニング材料検証費用の130万ドル減、ならびに臨床前および臨床試験の費用が110万ドル減少したほか、その他の研究費も190万ドル減少となった結果もたらされた。こうした費用の減少は、検査室消耗品費用の100万ドル増加によって一部相殺された。研究開発費に含まれた血液スクリーニング検査法の製造原価は、それぞれ2000年度には約1,280万ドル、2001年度には約1,320万ドルであった。

販売費およびマーケティング費　2001年度の販売費およびマーケティング費は、2000年度の合計収益の12.0%に当たる1,430万ドルから170万ドル増加し、合計収益の12.3%に当たる1,600万ドルとなった。この増加は、主に、臨床診断製品の売上増を見越した当社のマーケティング要員および販売要員に関する人件費の16%増の140万ドル、ならびにそれに関連するマーケティング費および販促費の40万ドルの増加に関連したものである。

一般費および管理費　2001年度の一般費および管理費は、2000年度の合計収益の11.7%に当たる1,400万ドルから330万ドル増加し、合計収益の13.3%に当たる1,730万ドルとなった。この増加は、特許関連訴訟およびその他の専門家報酬の140万ドルの増加、人員レベル強化の結果としての給与および給付の100万ドルの増加、貸倒損失の40万ドルの増加、ならびにその他の一般費および管理費の50万ドルの増加の結果である。

無形資産の償却　2001年度の無形資産償却費は、2000年度から変化はなかった。

営業外費用－純額　営業外費用は、主として、投資および受取利息を借入金の支払利息およびその他の項目で相殺した内容となっている。2001年度の純損失は、2000年度の10万ドルから40万ドル増加し、50万ドルとなった。この純損失の増加は、主に2001年の現金残高の金利低下を主な理由とした受取利息および投資利益の50万ドルの減少に関連したものである。

法人税等　法人税等は、2000年度の税引前損失210万ドルに対する110万ドル（戻り）に比較し、2001年度には350万ドルの税引前利益に対する110万ドル（戻り）となった。2001年度の法人税等の戻

り 110 万ドルは、2001 年の研究開発費に関する連邦税および州税の税額控除レベルの引き上げ、および当社の 2000 年度の見積り研究開発費税額控除の増額修正の効果が反映されたものである。

1999 年 12 月 31 日で終了した事業年度と 2000 年 12 月 31 日で終了した事業年度との比較

製品売上高　2000 年度の製品売上高は、1999 年度の 9,560 万ドルから 460 万ドル増加し、4.8%増の 1 億 20 万ドルとなった。この増加は、当社の臨床診断製品の売上高の 230 万ドル増、当社の核酸検査を実施するための機器売上高の 180 万ドルの増加、および米国外の血液スクリーニング製品の売上高の 50 万ドルの増加の結果もたらされた。

共同研究収入　2000 年度の共同研究収入は、1999 年度の 1,140 万ドルから 240 万ドル増加し、21.1%増の 1,380 万ドルとなった。この増収は、主として、新薬臨床試験申請（IND）の条件の下にプールされた血液検査用に納入される血液スクリーニング製品から稼得された増収分の 620 万ドル、およびカイロン社からの契約収入の 60 万ドル増加の結果である。この増加は、B 型肝炎ウイルス用血液スクリーニング検査法の開発に関する米国国立衛生研究所（NIT）からの収入が 470 万ドル減少したことによって部分的に相殺された。

ロイヤリティーおよびライセンス収入　2000 年度のロイヤリティーおよびライセンス収入は、1999 年度の 1,060 万ドルから 50 万ドル減少し、47.0%減の 560 万ドルとなった。この減収は、主として、カイロン社に当社の転写媒介性増幅法（TMA）技術およびハイブリダイゼーション・プロテクション検査法（HPA）の 2 つの技術に関して付与している権利からの技術使用手数料収入の一部としてカイロン社から受領したライセンス料 850 万ドルについて 1999 年度に収益の認識を行ったことによるものである。また、血液スクリーニング検査所での検査に使用される当社の直接試験管サンプリング（DTS）の機器プラットフォームに関して認可が得られたことから 850 万ドルを受領し、収益として認識されたものである。この減収は、ビオメリュー社からのロイヤリティー300 万ドルを 2000 年度に収益として認識したことにより、部分的に相殺された。

製品売上原価　2000 年度の製品売上原価は、1999 年度の製品売上高収益の 31.9%に当たる 3,050 万ドルから 360 万ドル増加し、製品売上高収益の 34.0%に当たる 3,410 万ドルとなった。この製品売上原価の増加は、主として全体的な販売量の増加および製造サポート機能の増大に帰属する。

研究開発費　2000 年度の研究開発費は、1999 年度の合計収益の 40.6%に当たる 4,780 万ドルから 1,030 万ドル増加し、合計収益の 48.6%に当たる 5,810 万ドルとなった。この増加は、主として血液スクリーニング用開発費の 840 万ドルの増加、ならびに臨床試験および専門家報酬の 270 万ドル増加の結果としてもたらされ、これは、その他の研究開発費の約 80 万ドルの減少によって一部相殺された。研究開発費に含まれた血液スクリーニング検査法の製造原価は、それぞれ 1999 年度には 440 万ドル、2000 年度には約 1,280 万ドルであった。

販売費およびマーケティング費　2000 年度の販売費およびマーケティング費は、1999 年度の合計収益の 11.0%に当たる 1,290 万ドルから 140 万ドル増加し、合計収益の 12.0%に当たる 1,430 万ドルとなった。この増加は、主に、(1) 当社の臨床診断製品売上増の予想を支え、(2) 顧客に対する技術サポートをより高いレベルに維持し、(3) 当社製品のマーケティング活動を改善し、(4) 当社の血液スクリーニング製品へのマーケティング･サポートを拡張するための、当社のマーケティング要員および販売要員の人件費の 90 万ドルの増加に関連したものである。さらに、出張･交際関連費用が 20 万ドル増加した。

一般費および管理費　2000 年度の一般費および管理費は、1999 年度の合計収益の 11.1%に当たる 1,310 万ドルから 90 万ドル増加し、合計収益の 11.7%に当たる 1,400 万ドルとなった。この増加は、主として人員レベル強化の結果としての給与および給付の 140 万ドルの増加に関連したものであり、これは、特許関連訴訟およびその他の専門家報酬の 40 万ドルの減少によって部分的に相殺された。

無形資産の償却　無形資産償却費は、1999 年度の 290 万ドルから、2000 年度には 200 万ドル減の 90 万ドルとなった。この減少は、1989 年のジェン･プローブ･ホールディング･カンパニー社によるジェン･プローブ社の買収に関連しており、買収費用の一部が完全に償却されたことによる。

営業外費用－純額　営業外費用は、主として投資および受取利息を借入金の支払利息およびその他の項目で相殺した内容となっている。2000 年度の正味損失は、1999 年度の 50 万ドルから 40 万ドル減少し、73.3%減の 10 万ドルとなった。この純損失の減少は、主として収益率の上昇を主な理由とした、受取利息および投資収益の 50 万ドルの増加に関連したものである。

法人税等　1999 年度の税金費用 320 万ドルの計上に比較し、2000 年度は 110 万ドルの法人税等の戻りを計上した。この法人税等の戻りは、1999 年度の 990 万ドルの税引前利益に対して、2000 年度には 210 万ドルの税引前損失となったことに起因する。

流動性および資金の源泉

当社では従来、営業からもたらされる収益、共同研究契約から受け取る現金、ロイヤリティーおよびライセンス料ならびに私募債発行を通じて、当社の営業資金を調達している。2002 年 3 月 31 日現在、当社が有する現金および現金等価物は、1,870 万ドルであった。

2002 年 3 月 31 日終了の 3 ヶ月間の営業活動からの純現金収入は、400 万ドルであった。なお、2001 年 3 月 31 日終了の 3 ヶ月間の営業活動からの純現金収入は、210 万ドルであった。2002 年 3 月 31 日終了の 3 ヶ月間の営業活動からの純現金収入の 400 万ドルは、純利益 310 万ドルと減価償却費 430 万ドルが、給与およびその他の給付による現金支出 220 万ドル及び在庫水準の増大による現金 170 万ドルの充当、およびその他の資産および負債における変化から生じた現金の減少 50 万ドルによって部分的に相殺された結果もたらされた。

2001 年 12 月 31 日で終了した事業年度の営業活動からの純現金収入は、2,220 万ドルとなった。なお、2000 年 12 月 31 日で終了した事業年度の営業活動に伴う純現金収入は、330 万ドルであった。2001 年 12 月 31 日に終了した 12 ヶ月間の営業活動に伴う純現金収入 2,220 万ドルは、純利益 460 万ドルと減価償却費 1,700 万ドル、その他の資産および負債における変化から生じた正味現金増 60 万ドルの結果もたらされた。2000 年 12 月 31 日に終了した 12 ヶ月間の営業活動に伴う純現金収入 330 万ドルは、純損失 100 万ドル、在庫水準の増大に対する現金 480 万ドルの充当、および受取勘定の増加のための現金 520 万ドルの充当の結果としてもたらされた。この金額は、減価償却費 1,740 万ドルおよびその他の資産および負債における変化から生じた正味現金減 320 万ドルにより相殺されたものである。

当社は、有形固定資産購入として、2001 年 12 月 31 日末事業年度において 1,070 万ドルを、2002 年 3 月 31 日終了の 3 ヶ月間において 170 万ドルを計上した。2001 年度の金額は 2000 年 12 月 31 日末事業年度に生じた 1,100 万ドルに、また、2002 年 3 月 31 日終了の 3 ヶ月間の金額は、2001 年 3 月 31 日終了の 3 ヶ月間に生じた 130 万ドルに、ほぼ匹敵する。当社の追加設備投資に伴う支出は、特定の開発プロジェクトの段階に基づいて変化し、将来、新製品開発機会の時期およびそうした機会に関する当社施設の拡大に関連して増加する可能性がある。当社では、2002 年全体においては、主に研究開発活動に関して、さらに約 1,000 万ドルから 1,500 万ドルの追加設備投資が計上されるものと予想している。しかし、当社の有形固定資産の平均耐用年数は約 3、4 年であるため、当社の設備投資計画の融通性が高くなっている。

当社は、1997 年 5 月に当初発行価額 1,400 万ドルで、銀行および保険会社に対して支払手形を発行しており、その未払残高は 1,200 万ドルとなっている。この手形は、カリフォルニア州サンディエゴ市に所在する当社本社建物のための資金調達に関連したものである。当社本社建物の現在の価額は、支払手形の元本金額を大幅に上回るものと当社では見積もっている。同手形の利率は 7.68%であり、利払いは半年ごとに行われる。元本は、金額 200 万ドルずつが 2002 年から 2007 年までの毎年 5 月 1 日を期日として返済される。同手形は、特定の財務制限条項を含んでおり、中外製薬によって保証されている。2001 年 12 月 31 日現在、かつ、2002 年 3 月 31 日現在、当社は全条項を遵守している。

当社は、ウェルズ･ファーゴ･バンクとの間に担保付銀行与信枠契約を締結している。2002 年 7 月に失効する同契約の下に、当社は、「借入基準公式」に従い、銀行のプライムレートあるいは LIBOR＋1.25%の利率にて、最高 1,000 万ドルまで借入できる。与信枠は、不動産を除いた当社の資産によって保証されている。当社は、与信枠の設定以来、同与信枠を使用したことはない。この与信枠契約は、当社に多種多様の財務制限条項の遵守を命じている。財務関連条項には、有形純資産、有形純資産に対する負債の比率、流動資産と流動負債の比率、支払利息･税金･減価償却･償却控除前利益（EBITDA）の必要最低限度レベ

ル、支払利息・税金・減価償却・償却控除前利益に対する外部負債の比率、税引前損失と税引後損失の最高限度レベルなどに関する諸要件が含まれている。2001 年 12 月 31 日現在、かつ、2002 年 3 月 31 日現在、当社は全条項を遵守している。なお、当社は、この融資の期間を延長し、スタンバイ信用状の形式にて最高 500 万ドルの借入が許可されるように条件を修正することについて、貸付機関との話し合いを始めている。

2001 年 12 月 10 日、中外製薬は、同社が保有する当社の普通株式を全株、同社の株主に分配する計画を発表した。分配後、当社は中外製薬から独立した会社となる。この分配は、中外製薬の株主およびその他日本国の規制当局による承認を条件としており、2002 年第 3 四半期中に実現が予想されている。

2002 年 3 月、当社の直接の親会社であるジェン・プローブ・ホールディング・カンパニー社は、結果として当社が中外製薬の完全所有子会社となる組織再編を開始した。現在までのところ、この組織再編には、当社の旧兄弟会社のチュウガイ・バイオファーマスーティカルズ・インクの後継会社であるチュウガイ・ファーマ USA・エルエルシーにおけるジェン・プローブ・ホールディング・カンパニー社の所有持分を含む、ジェン・プローブ・ホールディング・カンパニー社による特定資産の他の中外製薬子会社への売却あるいは移転を伴う。分配に先立ち、ジェン・プローブ・ホールディング・カンパニー社は、当社に吸収合併されることになる。合併時点には、ジェン・プローブ・ホールディング・カンパニー社は、現金 7,500 万ドル、および約 3,000 万ドルと評価される当社の本社施設の敷地を含む 37 エーカーの土地を保有することになる。

分配に関連し、当社は、銀行からの新規のターム・ローンにより、1,000 万ドルの支払手形を借り換える予定である。同支払手形の条件では、当社に対し、早期債務返済時には市場実勢金利に基づいて手形保有者に「完全な支払」をすることを命じている。したがって、当社では、1,000 万ドルの返済に加え、「完全な支払」として約 100 万ドルの支払が発生することになると予想している。この金額は、当社の財務諸表上、手形の返済が発生した時点で特別損失として計上されることになる。手形の借り換えは、2002 年第 3 四半期に行われるものと予想される。当社は、ウェルズ・ファーゴ・バンクから借り換え実行に関するコミットメント・レターを受領しているが、同行による借り換えを当社にとって受諾可能な条件により首尾よく完了できない場合には、当社の資金の源泉がマイナスの影響を受ける可能性がある。

長期債務および契約上の債務

債券保有者および当社が賃借する財産の賃貸人に対して支払われるべき当社の契約上の債務、ならびに確定購入契約および支払確約額に関して支払われるべきその他の金額は、2001 年 12 月 31 日現在、以下のとおりである。

契約上の債務	合計	2002 年	2003 年	2004 年	2005 年	2006 年	それ以降
				(単位：1,000 ドル)			
長期債務の元本返済 (1)	$ 12,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000
営業賃借契約 (2)	4,814	860	848	779	810	730	787
土地賃借契約 (3)	15,225	525	525	525	525	525	12,600
合計 (4)(5)	$ 32,039	$ 3,385	$ 3,373	$ 3,304	$ 3,335	$ 3,255	$ 15,387

---

(1) 長期債務の元本返済は、2007 年 5 月までの毎年 5 月 1 日が支払期日である。同債務の早期返済を行う場合には、当社は支払手形の保有者に対して「完全な支払」金額を支払う必要がある。当社では、分配に関連し、おそらくは同様の元本ペイアウトを命じるような新規のターム・ローンによって、この支払手形を借り換える予定である。

(2) 当社は、2001 年 12 月 31 日現在、営業賃借契約の下に施設をリースしている。将来の最低リース支払額は、明細表に含まれている。

(3) 当社は現在、当社の本社施設の敷地に関する土地賃借契約に従い、当社の親会社ジェン・プローブ・ホールディング・カンパニー社に対し、525,000 ドルの賃借料を支払っている。当該賃借契約は、ジェン・プローブ・ホールディング・カンパニー社の当社への吸収合併時点で終了する。

(4) 当社のカイロン社との協働の下での債務に関連する金額は含まれていない。当社のカイロン社との協働に関しては、両当事者は互いに債務を負っている。当社は、血液スクリーニング検査法を製造し、それをカイロン社に供給する義務があり、カイロン社は、この検査法を 90 日の需要予測に基づき特定された数量にて、カイロン社の予定納入日の 90 日前を支払期日として、また、継続的 12 ヶ月予測に基づいて特定された特定数量を購入する義務がある。

(5) 当社による特定の繰延税金の実現に際して、租税分担契約に従って中外製薬に対して支払う義務のある金額は、反映されていない。ジェン・プローブ・ホールディング・カンパニー社の当社への吸収合併に関連し、当社は、繰延税金として約 320 万ドルの税効果を計上する予定である。この繰延税金は、主として税務上は控除限度超過額となる部分の財務諸表上の償却、および当社の旧兄弟会社のチュウガイ・バイオファーマスーティカルズ・インクの後継会社であるチュウガイ・ファーマ USA エルエルシーによって従来保有されていた、現在は繰り越されており、他の要素の中でもとりわけ当社が将来十分な課税対象利益を得るかどうかによって実現する可能性がある研究開発費税額控除に関連するものである。したがって、当社では、これらの税額控除額が実現するまでは、評価引当金を設定する予定である。こうした繰延税金の認識が引き続き行われているかぎりは、当社は、チュウガイ・ファーマ USA エルエルシーとの租税分担契約に従い、チュウガイ・ファーマ USA エルエルシーに対して当社が実現する金額に等しい金額を支払うことを義務付けられる。当社は、税額控除が利用された課税年度の最終決算まで繰延税金を実現することができるか否かを知り得ないことから、支払を行うべきことになっても、しばらくはそのような支払をすることを要求されない可能性もある。

HIV-1/HCV アッセイの共同開発に関連し、カイロン社が同検査法の承認に関連する臨床試験費用の大半を支払うことをを条件として、当社は、カイロン社との次の共同開発プロジェクトに関する臨床試験関連費用を支払うことに合意した。当社の義務は、前回の共同臨床試験に関して生じた費用に限られるが、その金額は両当事者間で未だ合意されていない。この金額は、現在、予測不可能であるが、当社の財務状況および業績にとって重要性のあるものとなる。

当社の主な短期的資本ニーズは、変化する可能性があるものの、新製品の継続的な研究開発、血液スクリーニング製品の商業化関連費用、および当社の自動機器ソリューションである TIGRIS の開発に対するものである。特定の研究開発費は、パートナー企業または米国政府機関との協働契約によって資金が提供されている。当社では、払戻しを受けられる費用が生じた場合にはこれらの資金源からの追加資金を期待するものの、こうした資金が実現する、あるいはこうした関係が継続するとの保証は一切できない。

当社では、上記に説明された組織再編取引において当社が受領することになる 7,500 万ドルを含む利用可能な現金残高、予想される営業からのキャッシュフロー、および利用可能な与信枠は、少なくとも今後 12 ヶ月間の当社の営業ニーズを満たすに十分であるものと確信している。しかし、当社は、急速に進化し、しばしば予測不可能な事業環境において事業を営んでいるため、将来の予想現金収支の時期あるいは金額は変化する可能性がある。したがって、当社が株式もしくは債券の売却、あるいは追加の信用供与から追加の資金を調達する必要がないとの保証は一切できない。追加資本は必要とされても、満足のいく条件では入手できず、あるいはまったく入手できない可能性がある。さらに、追加の金融債務は、当社の既存の債務よりもさらに厳重な制限条項を含む場合がある。

市場リスクに関する定量的および定性的開示

当社の 2002 年 3 月 31 日現在における唯一の債務は、本社建物に関する固定金利債務に関連するものである。当社では、金利リスクに関連する当社の市場リスクへのエクスポージャーは重大でないものと確信している。当社は、特定の外国への支出に関して外国為替リスクを負うものの、2002 年 3 月 31 日現在、外貨建債権債務は重要性のあるものではない。当社の事業運営は、商品価格リスクまたは株価リスクに関連する市場リスクにさらされていないと当社では確信している。

事業

概要

当社は、疾患の臨床診断用および献血血液スクリーニング用に使われる、迅速で正確かつ経済的な核酸プローブに基づいた製品の開発、製造、販売における世界的リーダーである。1983 年に設立された当社は、核酸検査（NAT）の科学的かつ商業的開発を先駆けた。標的の微生物にユニークであると知られる核酸配列に特異的に結合する核酸プローブを利用することにより、従来の検査方法では検出が困難あるいは検出に長時間を要する微生物の検出が核酸検査で可能になった。当社は、今日に至るまで、広範囲な病原微生物を検出する 40 種類以上の製品について FDA の承認を受けている。2002 年 2 月には、献血血液での I 型ヒト後天性免疫不全症候群ウイルス（HIV-1）と C 型肝炎ウイルス（HCV）をスクリーニングするために使われる当社の生化学的検査（アッセイ）に対し、FDA から生物製剤の承認申請（BLA）の承認を受けた。当社の検査は、献血血液スクリーニング用に利用できる FDA 承認を受けた唯一の核酸検査であり、現在、HIV-1 と HCV のスクリーニングに関して米国の献血血液の 70%以上について当社の検査が使用されている。

当社の収入は、主に臨床診断用検査と血液スクリーニング用検査の販売から生み出されている。当社の臨床診断製品は、38 名の販売員により米国とカナダの検査所や公衆衛生機関に直接販売されている。当社の臨床診断製品のいくつかを世界市場各地で販売するため、バイエル社、ビオメリュー社、中外診断科学株式会社と提携している。当社の血液スクリーニング検査に関しては、カイロン社との協働契約の下に、同社によって米国の例では米国赤十字社や米国血液センターなど、採血センターへ世界的に販売されてきた。当社の収入は、製品販売の他に、政府機関や医療関連企業との共同研究、および当社の特許化済み核酸検査技術のライセンスからも生み出されている。

当社は、技術的に進歩し、信頼できる核酸検査および検査機器、ならびに販売要員および技術サポートグループの能力により、業界でのリーダーの地位を確立してきた。研究開発の投資が、当社の独自特許技術ポートフォリオの開発を可能にし、それらを組み合わせることによって、迅速で正確かつ経済的な検査法を求める顧客の変化するニーズに応えるための核酸検査を生み出してきた。また当社は、外部業者と協力して、検査を実施するための様々な機器システムの開発も行ってきた。世界で最初の完全自動の核酸検査機器システムであると当社が信じる、TIGRIS として知られるシステムを現在、開発中である。TIGRIS が人件費や、大量検体処理環境での汚染を大幅に減らし、大きな採血センターでも個別献血検査ができるようになると当社は信じている。当社は、TIGRIS 機器の臨床試験を 2003 年末までに開始する予定である。

現在の市場機会

概要

核酸検査の市場は、培養や免疫学的検査などの従来の検査方法よりも迅速で高感度かつ特異的な病原微生物検出検査への要求に対応して発展してきた。培養法は、培養液での微生物の発育を必要とし、確定的な診断結果を得るまでには数日以上かかる。一方、核酸プローブは、標的微生物に独特と知られる核酸配列に特異的に結合し、診断結果を通常、数時間で出すことができる。例えば、結核菌の培養検査が 6 から 8 週かかるのに対し、同じ検査で核酸検査を使用するとわずか 4-5 時間でできる。核酸検査の優れた感度のため、標的の微生物をより低濃度で検出できるようになり、「偽陰性」結果の可能性が少なくなり、診断未確定となる患者の数が減ることになる。例えば、核酸増幅検査は、そのより優れた感度のため、尿中にクラミジアトラコマティスのような標的微生物が低濃度で存在していたとしても、迅速で直接的な検出を可能にする。核酸増幅検査がなければ、子宮頸部または尿道のスワブのような、より侵襲性の高い採取方法を使用しなければならない。核酸検査の優れた特異性によって、微生物が近縁種であっても、医師が有害な微生物と良性の微生物を区別でき、「偽陰性」結果の可能性が少なくなり、間違って病気と診断される患者の数が減る。

フロントライン・ストラテジック・コンサルティング社によると、2001 年の感染症用核酸検査市場は、世界中で約 15 億ドルの規模であった。核酸検査は、210 億ドルと見積もられる診断用製品の世界市場のうちのほんのわずかだが、最近では最も高い成長率を示すセグメントである。フロントライン・ストラテ

ジック・コンサルティング社は、核酸検査市場が 1998 年からの 3 年間に 30%を超える複利年率で成長したと報告した。フロントライン・ストラテジック・コンサルティング社によると、当社は現在、感染症核酸検査市場において約 10%の市場シェアを有する。当社は、現在の核酸検査市場で二つの主要セグメントである、臨床診断と血液スクリーニングにおける市場機会に集中している。臨床診断の市場は、現在、当社の核酸検査売上高の大部分を占めている。フロスト・アンド・サリバン社によると、当社は、2001 年において米国のクラミジアおよび淋菌の検査市場の 46%を、また、米国の結核菌検査市場の 72%を占めている。当社はまた、核酸検査市場で今後期待される分野での製品開発の機会を検討している。下図に、核酸検査ですでに存在する市場と今後期待される市場、および各カテゴリーでの製品目標の例を示す。



核酸検査市場チャート
血液スクリーニング
臨 床 診 断
非 臨 床 診 断
研 究
－エイズウイルス（HIV）
－C型肝炎ウイルス（HCV）
－B型肝炎ウイルス（HBV）
－パルボウイルスB-19（パルボB-19）
－A型肝炎ウイルス（HAV）
－食品
－水質
－環境
－バイオテロリズム
－薬学、バイオテクノロジー
－学界
感 染 症
ガ ン
遺伝子検査
－固形腫瘍
－血液ガン
－疾病素因
－ファーマコジェノミクス
ウイルス性
非ウイルス性
－エイズウイルス（HIV）
－C型肝炎ウイルス（HCV）
－B型肝炎ウイルス（HBV）
－抗ヒト・パピローマ・ウイルス（HPV）
－性感染症（STD）
－結核
－B群連鎖球菌感染症
－A群連鎖球菌感染症
－真菌症
－寄生虫
＝新興市場

当社の参入している製品カテゴリー

非ウイルス性微生物検出用臨床診断 核酸検査は、現在、結核、A 群連鎖球菌および B 群連鎖球菌感染症などの感染症を起こす微生物に加えて、クラミジアや淋病などの性感染症を起こす微生物の検出にも使用されている。

クラミジアトラコマティスの感染を示す一般名称であるクラミジア症は、米国で最も多い性感染症であり、米国疾病管理センター（Centers for Disease Control and Prevention, CDC）によると米国内で毎年 300 万件超の新患症例が報告されている。クラミジア症の患者が診断・治療されずにいると、骨盤内炎症性疾患、子宮外妊娠、不妊症になる場合がある。淋菌によって起こる淋病は、米国で二番目に多く報告されている性感染症で、米国疾病管理センターでは、米国内では毎年約 65 万名の淋病感染者が存在すると見積もっている。治療されない淋病はまた、不妊症や異常妊娠の原因となりうる骨盤内炎症性疾患を起こす主要原因となっている。さらに、最近のデータは、淋病が HIV 感染を助長することを示唆している。クラミジアと淋病の感染は、しばしば共存することが多く、臨床鑑別診断を複雑にしている。クラミジアと淋病の感染は、しばしば無症候性であり、14 才から 24 才までの性的に活動的な男女などの、ハイリスク集

団でのスクリーニング計画が重要となる。現在、クラミジアと淋病の検査のほとんどは米国で行われている。

結核菌によって起こる結核は、今日でも世界で最も致命的な病気のひとつである。世界保健機関（WHO）は、毎年 800 万件以上の新規結核症例が世界中で発生しており、約 200 万人が結核のため死亡していると推定する。B 群連鎖球菌は、米国の新生児を病気や死亡に至らしめる主因であり、癲癇、脳性麻痺、視覚障害、永続的脳損傷、精神遅滞などの原因となる。A 群連鎖球菌は、溶連菌性咽頭炎の原因となり、それを治療しないでいると、リウマチ熱やリウマチ性心疾患のような重篤な合併症を起こすことがある。

ウイルス検出用臨床診断　核酸検査は、患者の検体中のウイルス DNA や RNA を検出するために使用できる。これらの検査は、ウイルスの有無を単純に判定するだけの定性的検査と、患者の検体中のウイルス量を決定する定量的検査の両方のタイプがある。定量的検査は、循環血中のウイルス量を減らす治療の効力をモニタリングするのに有用である。核酸検査は、現在、HIV、HCV、B 型肝炎ウイルス（HBV)などのウイルスを検出するために使用されている。

HIV は、エイズを起こすウイルスである。米国疾病管理センター（CDC）によると、2001 年には米国で約 79 万件のエイズ症例が報告されている。エイズにかかった人は、免疫系に進行性の低下が起こり、健康な人間にはほとんど脅威とならない病気を含め次第にいろいろな病気にかかりやすくなる。

C 型肝炎ウイルス（HCV）は、血液によって伝染する病原体で、開発途上国で最も大きな衛生問題の一つとなっている。全米女性衛生リソースセンター（National Women's Health Resource Center）によると、HCV に感染した人々の最高 85%が肝硬変と肝臓ガンの両方をもたらす恐れのある慢性肝臓病を患うようになると報告している。世界保健機関によると、世界中で約 1 億 7,000 万人が HCV にかかっている。

米国社会衛生協会（American Social Health Association）は、米国で毎年 14 万件から 32 万件の新たな B 型肝炎ウイルス感染が起こっていると見積もっている。慢性 B 型肝炎ウイルス感染は、肝硬変などの深刻で、致命的な合併症を起こす場合がある。

血液スクリーニング　当社では、血液スクリーニングが核酸検査の最も急速な成長を示す分野の一つであると信じている。世界中で、毎年約 7,500 万ユニットの血液が献血されている。血液は、輸血に使用される前に、病原体が含まれていないことを確かめるためのスクリーニングが行われねばならない。輸血を受ける人々にとっての最大の脅威は、HIV、HCV、あるいは B 型肝炎ウイルスの混入である。また、献血血液へのパルボウイルス B－19 や A 型肝炎ウイルスなどの他のウイルスの混入に対する懸念が高まってきている。米国の採血センターでは、個別献血ユニットから検体を取り、16 または 24 検体を混ぜ合わせて、そのプール血液に対し核酸スクリーニングを開始している。つまり、これらのプール血液について、HIV や HCV の有無を決定するため検査が実施される。ウイルスが検出された際には、プール血液中のどの検体にウイルスが含まれているかを決定するために、追加の検査が行われる。

血液スグリーニングに核酸検査が導入される以前は、採血センターでは免疫学的検査と抗原血液スクリーニング技術が使われ、ウイルスに特異的な抗体とウイルス抗原の検出を介して、血液伝搬性の病原体の有無を決定していた。抗体検査はウイルス自体ではなく、身体がウイルスに応答することによって生産される抗体を検出する。したがって、献血者が献血時に検出可能な量の抗体を生産していない場合は、その血液の受血者が知らないうちに、危険な病気にさらされる恐れがある。HIV-1 の場合、抗体は感染から約 22 日後に血液から検出できるようになる。HCV では、感染時から抗体が検出可能になるまでの時間がもっと長く、約 70 日もしくはそれ以上かかる。核酸検査技術は、検出可能なレベルの抗体の産生を必要とするのではなく、ウイルス自体の核酸を増幅し検出することにより、これらのウイルスの検出に必要な時間枠の短縮を両ウイルスについて可能にした。米国疾病管理センターによると、HIV-1 の抗体検査では、感染後 22 日以降に検出可能となるが、核酸検査ではこの時間枠が 12 日に短縮される。HCV の抗体検査では、感染から約 70 日後に HCV 感染が検出されるが、核酸検査ではその時間枠が 10 から 14 日に短縮されると当社は確信している。

業界成長動向

増幅法を用いたスクリーニング技術の採用 当社は、増幅法を用いたスクリーニング技術の採用により、非ウイルス性微生物、特に性感染症用の臨床診断製品の市場が拡大すると確信している。標的の増幅は、臨床検体中の微生物の濃度が、他の方法で検出するには不十分な時のスクリーニングに特に有利である。性感染症の保菌者である可能性を持つ人々の多くは、検査の侵襲性のために診断を見合わせるが、核酸増幅検査技術が尿検体などの非侵襲的検体採取法を促進するため、ハイリスク集団と無症候の人々のスクリーニングを拡大するものと当社は確信している。管理医療団体に関する情報を提供し、また同団体に勧告をする機関である、ヘルスプラン雇用者データ情報セット（Health Plan Employer Data and Information Set、HEDIS）が、クラミジアの初期検出と治療を改善するために、15 才から 25 才までの女性のような特定の集団の定期的スクリーニングを要求するガイドラインを示しており、同ガイドラインが採択されれば、これら集団のスクリーニング拡大が加速すると当社は確信している。

自動検査の進歩 当社が現在開発中の TIGRIS システムのような自動機器の導入で、核酸検査市場の臨床診断と血液スクリーニングの両セグメントでの成長が促進されるとみている。臨床検査所にとって、熟練した検査技術員を採用し維持することが、ますます難しくなってきている。性感染症の核酸検査のセグメントに関しては、子宮頸ガンに関連があるとされる乳頭腫ウイルスや疱疹ウイルスなどの新しい標的ウイルスを診断するために当該技術が応用されると、需要が高まることになると当社では予想している。他の性感染症関連の微生物検査の市場成長率は、特異性、感度、汚染、使いやすさ、結果が出るまでの時間、および全体的な経済性等の問題に向けた検査方法の継続的な進歩と共に、自動化に大きく依存することになる。

さらに、採血センターが、国内での血液供給の安全性をさらに改善するために、プール検体ではなく個別献血血液のスクリーニングを開始した場合には、検査自動化の顕著な需要が発生すると当社は確信している。自動機器なしでは、現在の機器の処理量に限界があるため、個別スクリーニングは目下のところ非実際的である。さらに、自動化されれば、B 型肝炎ウイルス、パルボウイルス B－19、および A 型肝炎ウイルスのような血液スクリーニング検査が追加採用されやすくなると当社はみている。

血液供給の安全性へのさらなる力点 採血センターは、最新鋭の血液スクリーニング技術を取り入れることによって、献血血液の安全性の改善に今後も焦点を当てていくであろうと当社は考えている。安全性への責任を表明するために、米国内と海外の採血センターは、FDA 承認を受けていない検査よりも、承認を受けた検査を選択していくと当社は確信している。さらに、自動化機器が個別検査を可能にするにつれて、採血センターはプール検査の代わりに、個別検査を取り入れていくであろうと考えている。

ウイルス定量検査での成長 抗ウイルス治療中の患者に対するモニタリングの増加が、核酸検査製品の市場成長における重要な因子となると当社では予想している。抗ウイルス治療は、「ウイルス負荷」として知られる患者の体内ウイルスレベルを定期的に測定し、ウイルスが存在している時にはサブタイプを検出することによって管理される。ウイルス量のモニタリングは、いつ治療するのが適当かを決定し、治療の過程をチェックし、いつ治療を変えるのが最適かを決定するために使われる。ウイルス量のモニタリングが対象となる主な疾患には、エイズ、C 型肝炎および B 型肝炎が含まれる。HIV のウイルス定量核酸検査は、過去 5 年間に臨床検査所で広範に採用されてきているが、新しい治療法の導入や世界中での検査の増加によって、短期的にかなりの市場成長がまだ見込まれると当社では予想している。さらに、C 型肝炎に対する新しい抗ウイルス治療法の出現と共に、C 型肝炎のウイルス定量検査で大幅な増加が見込まれると考えている。今日、抗ウイルス治療に関する数多くの研究プログラムが行われており、開発中の新しい抗ウイルス治療によって、それに対応する診断の機会が生み出される可能性がある。これらの治療法の開発に対応して、こうした製品の効果をウイルス量でチェックするための核酸検査製品に対する需要が増加すると当社では予想している。

核酸検査技術の新市場の発展 臨床と非臨床の両領域で、核酸検査技術の新規応用がなされる方向へ市場が引き続き発展していくと当社は確信している。臨床領域では、ガン診断とファーマコジェノミクスの分野で核酸検査技術が利用されると考えている。血液ガンの DNA プローブ診断は、既に堅実に成長しているが、固形ガンに関する、診断、予後、ハイリスク集団のスクリーニングおよびモニタリングに最大の機会があると当社は確信している。新しい検査マーカーが、これまでになく急速な割合で発見されており、これらが臨床的に確認されれば、核酸検査を使ったガン診断製品の大きな市場が生まれると予想される。新しく薬剤を投与する前に、患者をスクリーニングするファーマコジェノミクスの領域で、核酸診断法が使用されるものと当社はみている。ファーマコジェノミクスの領域には、核酸の変異と特定の薬剤へ

の反応に関する研究が含まれる。遺伝学的変異の多くは、いわゆる「一塩基多型」（SNP）と呼ばれる核酸配列中の単一突然変異によって起こる。薬剤の代謝に関与する遺伝子に特異な SNP をもった人々ではある薬剤が普通に代謝されないため、その薬剤に反応しないことがあり、その薬剤で副作用を呈する場合もある。ファーマコジェノミクスと個人に合わせた治療の出現で、薬剤治療への反応に影響を与える遺伝子変異を検出する検査を開発する会社にとっての機会が生まれると当社は確信している。核酸法の今後期待される非臨床市場として、食品、飲料、バイオテロリズム、環境などの検査が挙げられる。今日、これらの市場では、微生物検査に培養などの従来の方法が、主に使用されている。しかし、より迅速で効果的な検査が提供できる核酸検査技術への需要が増えている。

当社の競争力

当社の競争力が、事業の基礎を形成し、核酸検査市場で効果的に競合できるように当社を位置づけている。

当社所有のコア技術

当社は、業界で最も幅広い範囲のコア核酸検査技術を開発してきた会社の一つであると確信している。当社の製品には、これらの技術が組み入れてあり、技術が組み合わされることによって、その非常に進歩した核酸検査が、競合する核酸検査技術に基づいた製品と比べて、より特異的かつ高感度で、使いやすく迅速な検査製品となっている。例えば、当社所有の TMA 技術は、ポリメラーゼ・チェーン・リアクション（PCR）などの他の利用可能な増幅法よりも優れた利点を提供する。TMA 技術のため、当社の製品は、競合他社の増幅製品よりも高い感度とより低い汚染リスク、および、より簡便な操作を提供できると確信している。過去に当社はコア技術を活用して、血液スクリーニングや結核検査のような新しい核酸検査市場のリーダーの地位を達成した製品を開発することができた。当社は、引き続き当社のコア核酸検査技術を土台として利用し、今後期待される核酸検査の市場セグメントに向けた製品をさらに開発していく予定である。

広範囲にわたる製品と知的所有権のポートフォリオ

当社は、増幅法を用いない核酸検査と核酸増幅検査の両方に加え、核酸検査を行う複数の機器のプラットフォームを含めた広範囲の製品を顧客に提供できる点で独特であると確信している。当社の核酸検査製品における専門性から、40 種を超える、感染症起炎微生物検出用の FDA 承認済み製品を開発し得た。当社の性感染症用検査は、業界標準となっており、2001 年には当社の製品の売上高が、米国のクラミジアと淋病の検査市場の 46%を占めた。2002 年 2 月には、献血血液のスクリーニングに使用される HIV-1/HCV 同時検出検査が FDA の承認を受けた。2001 年には、HIV-1/HCV アッセイが、新薬申請用臨床試験（IND）プロトコールに従って、米国内の献血血液の約 70%のスクリーニングに使用された。当社の核酸検査は、現在、当社独自の化学発光測定機と当社の半自動 DTS 装置で実施されている。当社の製品と技術は、310 件以上の米国内外の特許で保護されており、既存の製品と革新の両方を保護するような、将来を見通した積極的な特許戦略を追求していく考えである。

革新的新製品の研究開発

当社は、1985 年に最初の FDA 承認製品であるプローブを使った検査法を発売して以来、核酸検査市場の開拓を率先してきた。技術革新の実績をもつ当社の世界レベルの研究開発グループは、150 名を超える従業員からなり、その内 60 名は高学位をもっている。ペース製品ラインから新製品である増幅法を用いたアプティマ・コンボ 2 アッセイ（有症候者あるいは無症候者の尿検体中に淋菌とクラミジアの両方について感染があるかを検出できる製品）に至るまで、当社の研究者は、核酸検査法による臨床診断製品の市場に、重要な革新をもたらす独自検査法を開発してきた。これらの新製品を補完するために、低コストで精度を向上させながら、顧客が処理量を増加させられる機器の技術を開発してきており、今後も開発し続ける予定である。世界で最初の完全自動の核酸検査機器システムであると当社が信じる、TIGRIS と呼ばれるシステムを現在、開発中である。コア核酸検査技術を診断用ウイルス検出と血液スクリーニングへ応用することを目指した当社の現在の計画は、顧客の既存ニーズに加え、新しい市場で現れつつあるニーズを満たすための革新的な新製品を設計していくという当社の哲学と合致している。

ブランド認知

当社は、核酸検査法の市場において、検査所や医師の間での当社ブランド名の認知および顧客忠誠度から恩恵を受けていると確信している。当社の技術革新の実績、質の高い製造、包括的な販売能力および顧客サポートへの専心の結果が、顧客の満足と維持につながっていると考えている。2001 年の性感染症製品売上高の 90%以上が、既存顧客からであったと当社は見積もっている。当社のブランド名のため、新製品が市場で受け入れられやすくなっており、当社に成長の機会が与えられていると当社ではみている。1998 年に米国赤十字社が、血液スクリーニングのための核酸検査について当社を唯一の供給会社に選択したことは、業界での当社の地位を示す例である。

販売と技術サポートの能力

当社の直接販売要員である 38 名の販売員と 12 名の技術サポートグループは、分子診断の業界で最も知識をもち効果的な販売およびサポートの組織の一つであると当社は確信している。当社の販売員は、平均 5 年の核酸検査製品の販売経験を含む平均 10 年以上の全般的販売経験をもっている。2001 年には、製品売上高合計の 85%以上が当社の直接販売グループによってもたらされた。当社では、検査所の顧客との長期的なつながりと、販売要員および技術的現場専門員グループが提供する、製品に関する技術的な援助、顧客サポート、新製品に関連するトレーニングなどの付加価値サービスが、米国の臨床診断市場における当社の成功の主因であるとみている。当社は、販売力を一流の国際的ディストリビューターと協働パートナーの直接販売組織で補完している。

規制、臨床および品質保証での経験

当社の製品、企画プロトコールおよび製造過程は、FDA、外国政府、独立標準監査法人および顧客を含む、多くの第三者によって規制されている。100 名を超える規制、臨床、および品質管理システムの専門家からなる当社のチームにより当社は、複数の品質監査と準拠監査を通過することに成功してきた。さらに、当社は、最高の FDA 基準と品質基準に準拠した、二つの最新式の生産施設を設計、建設した。1999 年には、血液スクリーニング製品の生産施設での製造を開始した。この施設は、FDA の生物学的製剤評価研究センター（Center for Biologics Evalution and Research）によって設定された血液スクリーニング製品の製造に関する厳しい基準を満たしている。さらに、当社は英国規格協会（British Standards Institute）から ISO 9001 の認証を取得した。規制、臨床、品質保証における当社の専門知識と最新式の生産施設によって、監督機関と顧客が設定する厳しい基準に合う新しい製品や技術の効率的かつ効果的な設計、製造、承認獲得が可能となっていると当社は確信している。

当社の成長戦略

当社は、核酸検査市場でリーダーの地位を獲得し維持することに成功してきた。この強い立場から、当社は以下の戦略を通して事業の拡大を図る計画である。

当社のコア技術の活用による新しい市場でのリーダー的地位の確立

当社は、新しい市場機会を見つけて、独自技術に基づいた革新的な製品ソリューションを提供することによって、数多くの核酸検査の分野で市場のリーダーとなる点において成功している実績がある。これまでに、当社が特許をもつ技術、革新、市場開発の専門知識を利用して、クラミジア、淋菌、結核の検査などの数多くの分野でリーダーの地位を確立してきた。新しい市場を戦略的に明確化し、そこでリーダーの役割を果たす当社の能力は、ごく最近では、血液スクリーニング市場への参入によっても明らかである。当社は、HIV-1/HCV 検出用の核酸検査で、唯一の FDA 承認製品の開発に成功し、その検査は現在、米国の献血血液の約 70%のスクリーニングに使用されている。当社は現在、機会を探求しており、新興核酸検査市場における新製品開発を目指している。当社は、当社初のガン関連製品である、慢性骨髄性白血病の検出用の TMA ベースの検査法を開発した。産業市場においては、当社は既に食品病原体であるリステリア菌検査を開発済みで、これはヨーロッパの酪農業界において利用されている。また、マイコプラスマ用の核酸検査を開発済みであり、これは細胞培養施設によって細胞系の汚染の検出に利用されている。当社はさらに、バイオテロリズム、ファーマコジェノミクス、食品･水質検査の分野における新製品の機会を検討している。

核酸検査用の独自完全自動統合システムの完成

当社は、臨床診断用と血液スクリーニング用の製品ラインを補完する機器の開発を継続していく予定である。例えば、世界で最初の完全自動の核酸検査機器システムになると当社が信じる、TIGRIS システムを開発中である。TIGRIS システムによって、核酸検査と血液スクリーニングの実施に伴う、時間、人件費、汚染の危険性、および複雑さを大幅に減らすことができる。このプラットフォームをさらに利用していくことは、臨床診断用と血液スクリーニング用の両市場での重要な進展につながることになると当社は確信している。TIGRIS システムによる自動化と処理量で、採血センターは、献血血液の各ユニットに生命を脅かすウイルスが存在しないかをスクリーニングするために必要な大量の検査を行うことができるようになる。当社では、TIGRIS に加え、現在、顧客の要望する生産性の向上を可能にするために、その他の次世代システムを開発中である。このように最新世代のシステム・ソリューションを顧客に提供するアプローチによって、最終的には当社が確立した市場での地位とブランド認知を維持し強化できると確信している。

革新的な研究開発による核酸検査の製品ライン拡大

当社は、コア技術の要素を組み合わせることによる、製品開発へのシステムを用いたアプローチを引き続き用い、顧客のニーズに最も合う製品を作り上げていく予定である。例えば、当社が 2001 年 8 月に発売したアプティマ・コンボ 2 アッセイには、20 件を超える当社所有の技術が統合されている。当社では、当社の技術がどのように互いに補完するかについての理解、当社の新製品における試薬の組み合わせにより、以前の製品に注力された実質的な製品開発作業を活用することができる。このアプローチは、新製品開発のサイクルを加速するものと当社は確信している。また、40 件以上の FDA 承認済み製品を市場に送り出した経験は、新製品の市場導入に役立つと確信している。これが、さらには顧客に提供する機器で実施できる臨床診断用および血液スクリーニング用の製品ラインの拡大を促進することになる。

将来のライセンスと買収の機会追求

当社はこれまで、新技術へのライセンスを取得することによって、社内の研究開発活動を補完してきた。核酸検査でのリーダー的地位を維持するため、当社は、ライセンスや買収によって新技術の権利を選択的に獲得していく計画である。当社が、ファーマコジェノミクスおよびガン検査などの今後期待される核酸検査市場に参入するためには、疾病の遺伝子マーカーが第三者によって発見され臨床的に確認されていることから、新技術およびそのような遺伝子マーカーの権利を取得する必要があると思われる。当社がすでに追求しているガン検査機会のひとつに、慢性骨髄性白血病があり、当社は米国国立衛生研究所（NIH）から遺伝子マーカーの独占権を取得した。

新製品開発を早め、国際市場での能力を高めるための協働関係の拡大

当社は、特に新製品の開発や新市場への参入に関して当社の戦略の実行を可能にする協働関係を追求していく。当社は、知的所有権へのアクセスを提供できる、またはその販売組織を通じた共同開発製品の販売によって当社の商業化能力を補完できる業界のリーダー的企業と提携していく。例えば、血液スクリーニング市場でのカイロン社との協働によって、当社の核酸検査技術とカイロン社の HCV に関する特許ポートフォリオを組み合わせることができ、拡大しているカイロン社の販売マーケティング資源を利用することができた。

テクノロジー

核酸は、すべての生物で遺伝情報を保存、伝達する役割を担っている。核酸には、デオキシリボ核酸（DNA）とリボ核酸（RNA）の二種類の主要なタイプがある。DNA は遺伝情報の安定な貯蔵所として機能し、RNA は典型的に、DNA 内に保存された情報を細胞内のタンパク合成機構に伝達する役割をしている。

DNA と RNA は、両者ともヌクレオチドと呼ばれる化学的サブユニットからなる鎖で構成されている。DNA には、4 種類のヌクレオチドがあり、塩基と呼ばれる化学的部分が異なっている。これらの 4 種類の

塩基は、アデニン、チミン、グアニンおよびシトシン（A、T、G および C と略される）からなっている。これら4種類のヌクレオチドが、すべての DNA を作り上げるブロックを形成する。DNA 分子内での個々の A、T、G および C のヌクレオチドの配列が、特定のたんぱく質の作り方を細胞に知らせる遺伝情報をコードしている。DNA 配列によって、どのたんぱく質が細胞で生産されるかが決定されるため、ある生物の細胞が他の生物の細胞と異なるものになるのは DNA 塩基配列の違いによるのである。

細胞内の DNA のほとんどは、捩れたはしごに似た二本鎖構造の形で存在している。二本鎖の DNA では、はしごの向かい合うヌクレオチドは、常にある決まった方法で組み合わさっている。「A」ヌクレオチドは「T」ヌクレオチドだけに結合し、「T」は「A」だけに結合する。同様に、「G」ヌクレオチドは、「C」ヌクレオチドだけに結合し、「C」は「G」だけに結合する。「A」ヌクレオチドと「T」ヌクレオチドの組み合わせ（または「C」と「G」の組み合わせ）は、「塩基対」と呼ばれる。各ヌクレオチドが、ある別のタイプのヌクレオチドだけに結合することを「相補的塩基対合」と呼ぶ。相補的塩基対合の結果として、DNA 分子の一方のヌクレオチド配列が、必然的に反対側の鎖のヌクレオチド配列を決定することになる。

あるヌクレオチド配列がそれに相補的な配列にもつ「親和性」を使って研究者は、核酸の断片をプローブとして使用し、検体中の標的核酸の存在を検出することができる。もし 2 本の相補的な DNA 断片（または RNA 断片）が、適切な条件下で溶液中に存在していると、これらの相補的塩基が結合し、二本鎖を形成する。この方法は、一般に「核酸ハイブリダイゼーション」として知られる。核酸ハイブリダイゼーション技術は診断検査に応用でき、感染性微生物（標的微生物）に独特な核酸配列と特異的に結合するように作られたプローブを使って、その標的微生物を検出することができる。感染性微生物を含むかどうかを調べたい検体について、その微生物を破壊する処理を行い、溶液に核酸が放出されるようにする。必要ならば、核酸を一本鎖にする。そこへ特異的プローブを加えると、ハイブリダイゼーションの条件ができあがる。

理論上では、検体中に標的微生物が存在していれば、プローブの塩基配列がその核酸に相補的になるよう作られているため、プローブが標的微生物の核酸と結合するはずである。プローブに検出用標識を付けることにより、あるとすればどれだけのプローブが標的微生物由来の塩基配列に結合したかを研究者は決定することができる。

当社所有の核酸検査技術

当社は、核酸検査法を、実用的で効果的に商業化する技術を開発し、これによって、以前は研究室での使用に限られていた DNA プローブ法の限界の多くを克服することができた。当社の製品には、核酸検査を大きく進歩させた特許技術の組み合わせが取り入れられており、これによって、競合技術に基づいた製品と比べて、より特異的かつ高感度で、使いやすく迅速な製品となっている。これらの技術には、以下が含まれる。

- リボソーム RNA を標的とする技術
- 標的補捉技術
- "転写媒介性増幅"（Transcription-Mediated Amplification; TMA）法技術
- ハイブリダイゼーション・プロテクション・アッセイとデュアル・キネティック・アッセイを使った化学発光検出技術

これらの技術が組み合わさり、診断結果が日あるいは週の単位ではなく、時間の単位で得られる新しい診断法を商業化できた。これにより、結果や診断までの時間が短縮され、患者の治療と治療結果に改善がもたらされた。

リボソーム RNA を標的とする技術　当社は、微生物のリボソーム RNA（rRNA）を標的として、その微生物を検出、同定する技術を開発し、この技術について特許を取得した。リボソーム RNA を標的とすると、以下のような主要な有利性がある。

- 各細胞には、ほんの少数のDNAしかないが、リボソームRNAは最高1万個が含まれている。核酸検査法のほとんどが、標的生物細胞に1本か2本しかないDNAを標的としている。DNA標的よりはるかに多数のリボソームRNA標的が存在するため、リボソームRNAとハイブリダイゼーションを起こすプローブを使用することで、検査の感度が何千倍も上昇する。このため、培養検体または患者から直接採取された検体に使われる間接的、直接的プローブ検査を開発することができた。この特許化済みリボソームRNA技術のため、当社が、非ウイルス性微生物検出用の増幅法を用いない核酸検査を提供できる唯一の会社になっている。

- リボソームRNA標的が多数あることは、また、標的増幅検査が使われた場合にも大きな利点を提供する。検体中に非常に少数の微生物しかない場合には、検体に存在しているにもかかわらず、検査用に分取されないことがある。その結果として、陰性の診断結果が出ることになる。検体を採取する前に微生物を壊すことによって、多数のリボソームRNA標的が検体全容積にわたって分散し、それらを検出できる確率が何倍も増加する。したがって、偽陰性の結果を得る確率が、DNA標的の場合よりも、はるかに少なくなる。

- リボソームRNA分子は本来、一本鎖として存在し、当社の化学発光標識DNAプローブと直接、ハイブリダイゼーションを起こし得る。これは、二本鎖で存在するため、プローブと結合する前に解離させる必要のあるDNA標的とは対照的である。これらの解離したDNA鎖は、DNAプローブとよりもDNA鎖同士でハイブリダイゼーションを起こしやすく、そのため結合できるDNAプローブ量と、検査の全体的な感度に限界をもたらす。

- リボソームRNA分子は、すべての細菌と真菌に存在する。このため、これらの病原体によって起こるどのような新興感染症にも、診断用製品を設計することができる。

標的捕捉技術　大容量の臨床検体中に少数存在する標的微生物を検出するには、標的微生物が検出可能なレベルまで濃縮される必要がある。この濃縮を行う方法の一つとして、検出したい特定の対象核酸を固型支持体に結合させることによって、標的を固型支持体に結合させたままで元の検体から取り除いて分離する方法がある。当社は、この技術を「標的捕捉」と呼んでいる。

当社は、ビーズと標的核酸の両方に結合する「捕捉プローブ」を使って、核酸を磁気ビーズに固着させて標的を捕捉する技術を開発した。検体の試験管の内壁に磁気ビーズを引き寄せておきながら試験管から検体の残りを洗い流して取り除くことによって標的を濃縮する磁気分離装置を当社は使っている。当社の現世代の増幅アッセイでは、これらの技術を当社の特許化済み増幅法と合わせて使用している。当社増幅法と合わせて使用されると、標的捕捉技術は標的微生物を濃縮させ、また増幅を阻害する可能性のある検体中の物質が取り除かれた条件下で増幅過程が進行することを可能にする。

標的捕捉には、以下のような利点がある。

- 遠心分離機を使うステップなしに、大容量の検体から標的微生物の濃縮が可能

- 増幅阻害性物質の除去

- 尿や血液など、いろいろな臨床検体での検査可能性の増大

- 一種類以上の特異的な核酸配列とハイブリダイゼーションを起こす捕捉プローブを使って複数の標的を捕捉

- 標的の選択的捕捉と偽陽性をもたらす可能性のある汚染物の除去による特異性の向上

TMA 法　増幅法技術の目標は、検体に少数しか存在しない標的核酸から、DNAプローブを使って検出するための数百万の複製を作ることにある。従来の培養法では数日あるいは数週間かかったのに対し、増幅技術を使うとわずか数時間で結果が得られるようになる。

増幅法に基づく核酸検査のほとんどは、DNAを増幅するためにポリメラーゼ・チェーン・リアクション（PCR）（以下「PCR」）と呼ばれる技術を利用している。追加のステップを加えればPCRはRNAを増

幅するためにも使用できる。ほとんどの微生物は、1 本か 2 本の DNA しか含んでいないため、DNA 標的が使用された場合には増幅を開始するのにより少ない標的分子しかなく、時には増幅が全く開始しないことがある。そうなった場合には、PCR を使った検査法が結果を出せないことがある。PCR ではまた、加熱と冷却のステップを繰り返し行うため、複雑で高価なサーモサイクラーが必要になる。PCR では、安定な分子である DNA が多量に生産されるため、1 回の PCR 検査から別の検査への交差汚染の危険性が高くなり、偽陽性の結果が多く出る恐れがある。非常な複雑さ、サーモサイクラーの費用、汚染の危険性の理由から、多くの臨床検査所での PCR 法の採用が妨げられている。

当社の特許化済み TMA 技術は、PCR のような他の標的増幅法が抱える多くの問題を克服するために考えられた。TMA 法は、転写に基づいた増幅法で、その過程を進めるのに二種類の異なる酵素を使用する。第一の酵素は逆転写酵素で、RNA または DNA の鋳型から二本鎖の DNA を作り出す。二番目の酵素である RNA ポリメラーゼは、二本鎖の DNA の鋳型から「RNA 増幅産物」と呼ばれる相補的な RNA 配列の複製を数千本作り出す。RNA 増幅産物の各々が逆転写酵素の新しい標的となり、この過程が自動的に繰り返され、その結果、元々の標的が指数関数的に増幅されて 10 億以上の増幅産物が生まれる。

TMA 法には、以下の利点がある。

- TMA 法は一定の温度で一本の試験管で行うことができ、PCR 法で必要な高価なサーモサイクラーは必要ない。すべての試薬を試験管に加えるのみで何も取り除く必要はない。このため、検査が簡単になり自動化に向いている。またキャリーオーバー汚染の可能性と偽陽性の検査結果が出る可能性が少なくなる。

- TMA 法ではエラーが起こることがめったになく、しばしば精製処理が最小限である、あるいは全く精製されていない臨床検体にも使用することができる。

- TMA 反応で合成される RNA 核酸は、PCR 法で作られる DNA と比べて、反応試験管から外に出されて研究室の環境内に存在する際に非常に不安定になる。このため、キャリーオーバー汚染の可能性が少なくなる。

- TMA 法は、RNA と DNA の標的の両方を増幅することができるが、PCR 法では、RNA を増幅するのには追加の試薬とステップが必要になる。

化学発光技術とハイブリダイゼーション・プロテクション・アッセイ 当社の DNA プローブは、検出用の標識に光を出す化学発光性アクリジニウム・エステル（AE 分子）を使用している。アクリジニウム・エステルで標識された DNA プローブが化学活性剤と混合されると、光信号が出る。DNA プローブ検査と免疫学的検査の多くは、酵素あるいはラジオアイソトープの標識を使用している。酵素で標識された DNA プローブを使う検査法は複雑で、検体中の混入物によって阻害されることがある。ラジオアイソトープは強力な信号を出すが、取扱いと廃棄が困難であり、有害な放射線を出すために危険である。

当社が特許をもつハイブリダイゼーション・プロテクション・アッセイ（HPA）技術により、検査が簡素化され、検査の感度と特異性がさらに高まり、さらに便利になった。HPA により、従来のプローブ検査や免疫学的検査では必要であった煩わしい洗浄過程を必要としない最初の核酸検査が発売された。HPA 過程では、プローブが特定の標的に結合するときに形成される二重らせん中でアクリジニウム・エステル分子が保護される。アクリジニウム・エステル分子を活性化（「発光」と呼ばれる）させる前に、結合していないプローブ上にあるアクリジニウム・エステル分子を破壊し、結合したプローブ上の標識を残したままにする化学物質が加えられる。発光試薬が検体の入った試験管に加えられると、ハイブリダイゼーションを起こしたプローブに付いた標識だけが、標的微生物の DNA または RNA が存在することを表す信号を出すようになっている。これらのステップのすべてが、一本の試験管またはマイクロプレート内で起こり、洗浄過程は必要ない。

当社のデュアル・キネティック・アッセイ（DKA）では、「フラッシュ型」と「グロー型」の二種類のタイプのアクリジニウム・エステルを使用する。当社は、DKA を使って、ふたつの異なる標的を同時に検出できる核酸検査を作り出した。このアクリジニウム・エステル技術は、競合他社が使用する蛍光あるいは吸光度の技術よりはるかに鋭敏である。

アプティマ技術　当社は、標的捕捉、TMA法およびDKA法を、ひとつの統合した技術として組み合わせ、アプティマ（APTIMA）と名づけた。アプティマ検査は、最新世代の核酸増幅検査で、検体の処理を簡素化し、汚染を最小限にし、一本の試験管で二種類の標的の同時検出を可能にする。したがって、アプティマは、検査性能を高め、検査所のコストを安くし、検査所の効率を改善する。アプティマ検査は、現代の臨床検査所にとって唯一のシングルチューブ（一本の試験管）検査アプローチを提供する。アプティマ技術が真の完全自動化を提供し、一人の検査技師が一回の検査で数百の検体を検査できるようにすると当社は確信している。

当社の製品

当社は、複数の製品ラインの開発に当社のコア技術を適用してきており、製品ラインのすべてにおいて、核酸検査プローブ、試料採取･処理に関する当社の専門知識を活用している。当社では、自社の製品を臨床診断製品と血液スクリーニング検査製品とに分類している。

臨床診断製品

当社の臨床診断製品群では、非ウイルス性微生物およびウイルス検出用の製品を開発してきた。

非ウイルス性微生物検出用臨床診断製品　当社は、米国食品医薬品局（FDA）承認済みの、非ウイルス性微生物を検出する核酸増幅検査と、増幅を用いない核酸検査を開発している。増幅法を用いない核酸検査については、特にクラミジアおよび淋菌用の検査に関して市場トップの地位を確立し、また最近、新しい性感染症増幅検査について FDA の承認を取得し、この市場セグメントでも競合できるようになっている。

当社の主要な非ウイルス性微生物検出用製品には、増幅法を用いないアキュプローブとペース製品ライン、および増幅法を用いる結核菌直接検査（MTD）とアプティマ・コンボ2製品がある。

非ウイルス性微生物検出用臨床診断製品				
製品ライン	**技術**	**対象微生物**	**FDA許可／承認**	**商業的流通**
アキュプローブ培養同定	ハイブリダイゼーション・プロテクション・アッセイによる、培養菌からの、増幅法を使用しないリボソームRNA（rRNA）の検出	*ブラストマイセス-デルマチチジス* カンピロバクター *コクシジオイデス-イミチス* 腸球菌 ヒストプラスマ-カプスラーツム インフルエンザ菌 B群連鎖球菌 A群連鎖球菌 マイコバクテリウム・アビウム・コンプレックス *マイコバクテリウム-アビウム* *マイコバクテリウム-ゴルドネ* *マイコバクテリウム-イントラセルラーレ* *マイコバクテリウム-カンサシ* *ヒト結核菌* *淋菌* *肺炎球菌* *黄色ブドウ球菌*	1990年9月 1989年11月 1990年10月 1989年11月 1990年2月 1990年3月 1989年11月 1990年11月 1990年5月 1990年8月 1990年4月 1990年8月 1990年11月 1990年4月 1989年11月 1990年8月 1990年8月	ジェン・プローブ ― 北米：ビオメリュー、中外診断科学およびその他の流通業者 ― 世界その他の地域
A群連鎖球菌直接検査（GASDirect）	ハイブリダイゼーション・プロテクション・アッセイによる、スワブからの、増幅法を使用しないリボソームRNAの検出	A群連鎖球菌	1994年3月	ジェン・プローブ ― 北米：ビオメリュー、中外診断科学およびその他の流通業者 ― 世界その他の地域
ペース製品ライン	ハイブリダイゼーション・プロテクション・アッセイによる、増幅法を使用しないリボソームRNAの検出	*クラミジアトラコマティス*および*淋菌*、2つの同時検出を含む	PACE－1987年12月 PACE 2－1992年4月 PACE 2C－1994年10月	ジェン・プローブ ― 北米：ビオメリュー、中外診断科学およびその他の流通業者 ― 世界その他の地域
結核菌直接検査(MTD)	リボソームRNAのTMA増幅およびハイブリダイゼーション・プロテクション・アッセイによる検出	*ヒト結核菌*	1995年12月	ジェン・プローブ ― 北米：ビオメリュー、中外診断科学およびその他の流通業者 ― 世界その他の地域
アプティマ・コンボ2	標的捕捉、リボソームRNAのTMA増幅、およびデュアル・キネティック・アッセイ（DKA）による検出	有症状者と無症状者のスワブ検体および尿検体の*クラミジアトラコマティス*および*淋菌*	2001年5月	ジェン・プローブ ― 北米：中外診断科学 ― 日本

アキュプローブ製品　当社のアキュプローブ培養同定製品は、抗酸菌、真菌ならびに細菌性病原体を同定する強力な手段であり、その感度および特異性は、大半の場合ほぼ 100%に達する。同製品は、初代培養からの標的生物の検出を可能にし、2 次培養の純化にかかる余分な手間を排除した。アキュプローブ培養同定検査はすべて、当社のハイブリダイゼーション･プロテクション･アッセイ技術に基づいている。

当社のアキュプローブ培養同定検査はすべて、標準形式に従い、共通試薬を利用するため、検査技師に高度の訓練を受けさせる必要がなくなる。結果は、使用が簡単で測定が正確な当社の化学発光測定機を利用して得られる。さらに、便利なパッケージングにより、安定性が良く、有効期間が長くなっている。

当社ではさらに、アキュプローブ培養同定製品ラインの一部として、液体培養から B 群連鎖球菌を検出する方法を開発した。この同定検査は、培養から 24 時間後の培養液検体において、100%の感度および特異性を実証している。当社の製品は、妊娠中の女性を効果的にスクリーニングし、また出産直前の検査時に早急に結果を提供できる、より迅速かつ直接的な B 群連鎖球菌検査法を求める市場の要求に対処するものである。

A 群連鎖球菌直接検査法　A 群連鎖球菌直接検査法（GASDirect）は、化膿連鎖球菌を咽頭スワブから 1 時間で直接検出する迅速な核酸検査である。感度および特異性は、完了に 72 時間かかる培養法と同等であり、医院で頻繁に用いられる簡易膜抗原検査よりも優れている。この検査がもたらす迅速かつ正確な結果は、検査室の技師による主観的解釈を排除し、医師がより正確な情報に基づいて疾患治療の決定を下す助けとなる。また、この製品の使いやすさにより、効率的なバッチ方式の検査が可能になった。自動ピペットのオプションを取り入れると、ワークフローの経済性を高め、検査室の効率向上をもたらす。

ペース製品ライン　当社の性感染症製品ラインは、2001 年に米国のクラミジアと淋病の検査市場の 46%を占めた。当社の核酸検査は、従来の酵素免疫測定法よりも感度および特異性が高いことが証明されている。ペース 2 システムは、当社が現在、製造販売している主要製品ラインである。当社のペース 2C は、患者の単一検体から両方の感染症を検査できる利便性を提供した最初の高度な核酸検査製品となっている。この機能により、別個の検体を採取する必要性と、異なる条件下で検体を運搬する必要性とがなくなった。今日の臨床検査室は、通常のクラミジアと淋菌の感染スクリーニングに、コスト効率の良い非増幅式の核酸検査法を好んでおり、ペース 2C がそのニーズを満たし続けている。ペース 2 製品ラインには、クラミジアと淋菌を個々に検出し、確認する検査も含まれている。ペース製品ラインにはさらに、子宮頸管および尿道の検体用のペース検体採取キットも含まれいる。

ペース製品ラインの売上高は、2001 年には当社の総収入の 57%、2000 年には同 63%、1999 年には同 62%を占めている。

結核菌直接検査　結核の場合のように低濃度で存在する病原体を検出する場合、増幅はとりわけ重要となる。結核菌の培養検査は、予備結果を得るまでに 6 週間から 8 週間かかり、そのため患者が適時に適切な治療を受けられなかったり、不必要な治療を受けたりすることが頻繁に起こる。当社の増幅法を用いた結核菌直接検査は、感度は培養検査と同程度だが、結核菌を数時間で検出できる。この検査は、検体に直接実施でき、結核菌とその他の抗酸菌を早急に区別するために利用できることから、感染者のより迅速な隔離と治療を可能にする。

当社の増幅法を用いた結核菌直接検査が最初に米国食品医薬品局（FDA）の承認を受けたのは 1995 年 12 月である。その後、検査の追加申請が承認されている。現在、当社の結核菌直接検査は、喀痰検体から同日中に結果を得られる初の増幅法を用いた核酸検査である。

アプティマ･コンボ 2　当社は、増幅法を用いた性感染症検査の市場での需要に見合うよう、アプティマ･コンボ 2･アッセイを開発した。同アッセイは 2001 年 5 月に FDA の承認を取得し、2001 年 8 月に製品として発売された。第一世代の増幅検査は、方法の複雑さと通常の検査室での利用に適当でないアッセイ形式から、それほど好評ではなかった。アプティマ･コンボ 2 は、卓越した性能、そして可穿性キャップと温度に対する検体安定性を保たせる検体輸送チューブの使用などの利便性から、こうした障壁を克服できるものと当社は確信している。さらに、同アッセイが現在、クラミジアおよび淋菌の感染を調べる際、頸部および尿道からの検体と同等の感度で尿検体を正確にスクリーニングできる唯一の核酸検査法であると当社は確信している。

この検査は、有症状者と無症状者のいずれからの検査試料にも理想的であると信頼をおいている。有症状者には通常、感染部位に大量の微生物の存在が見られ、その一方、無症状者については、感染部位における微生物の存在レベルは典型的にはるかに低い。アプティマ・コンボ 2 は、有症状者と無症状者のいずれからもクラミジアおよび淋菌の感染を検出する感度と特異性を備えている。

アプティマ・コンボ 2 アッセイでは、増幅技術に加え、標的核酸捕捉、ハイブリダイゼーション・プロテクション・アッセイならびにデュアル・キネティック・アッセイなど、当社の最新のコア技術を活用している。アプティマ・コンボ 2は、クラミジアトラコマティスおよび淋菌からのリボソーム RNA を定性的に検出し区別する。これは、クラミジアと淋菌の感染検査で、増幅法を用いないペース 2C で最初に提供した「1 回の検査で 2 種類の結果が得られる」という有利性を踏襲している。当社は、この 2 つの感染症に対し、増幅法を用いる検査と用いない検査の両方を提供できるという独特な有利性を保持していると確信している。この有利性により、当社は性感染症検査市場の全分野で競合し、顧客の要望に見合う適切な核酸検査の解決法を提供することができる。

完全自動の TIGRIS 装置が導入されたあかつきには、アプティマ・コンボ 2 がそれを利用して実施される最初の臨床診断検査となるものと当社では確信している。アプティマ・コンボ 2 は、TIGRIS が利用可能となるまでは、当社の半自動 DTS 装置などの既存機器で実施されることになる。

ウイルス検出用臨床診断製品　1996 年、米国国立衛生研究所（NIH）の国立心肺血液研究所（NHLBI）は当社を選択し、当社は、そのコア技術を用いて献血血液スクリーニング市場のための試薬および機器を開発することになった。2002 年 2 月、当社は、米国国立衛生研究所との契約により意図される血液スクリーニング用の HIV-1/HCV 核酸検査の開発を完了した。さらに、米国国立衛生研究所（NIH）との契約下での当社の研究は、臨床診断製品市場においてのウイルス検出製品を開発する研究のきっかけとなった。当社は、ウイルスが存在するか否かを判断できる定性的診断検査、および、そのウイルスの量を判断できる定量的検査法を生み出しており、HCV 定性アッセイについては 2002 年 3 月に FDA 承認を申請し、HCV 定量アッセイについても FDA 承認申請を予定している。

ウイルス検出用臨床診断製品				
製品ライン	**技術**	**対象微生物**	**FDA 許可／承認**	**商業的流通**
HCV 定性検査	標的核酸捕捉、RNA の TMA 法、およびデュアル・キネティック・アッセイによる検出	HCV	PMA：2002 年 3 月提出	バイエル ― 世界中
HCV 定量検査 ASR 試薬	標的核酸捕捉、RNA の TMA 法、およびハイブリダイゼーション・プロテクション・アッセイによる検出	HCV	不要	バイエル ― 全世界

HCV 定性検査　当社は、献血血液スクリーニング用の FDA 承認済みの HIV-1/HCV アッセイに利用されているのと同一の技術に基づいた、TMA 法を用いた HCV 検出用定性的検査を開発した。バイエル社との協力で、2002 年 2 月に米国での臨床試験を完了し、2002 年 3 月に FDA に PMA 申請を行った。当社とバイエル社の協働契約下で、バイエル社は、この定性検査をヴェルサント（VERSANT）という商標にて日本、カナダ、フランス、スペイン、イタリア、ドイツ、ベルギー、ギリシャ、英国、ならびにオランダの各国において販売している。

HCV 定量検査 ASR　当社はさらに、バイエル社と共同で検体中に存在する HCV を定量するための analyte specific reagents (ASR)を開発した。ASR は、研究と FDA 承認検査の格差を埋めるために、FDA が数年前に設定した臨床診断検査の一分類である。ASR は特定の試薬セットであり、それらをあるセットの一般試薬と組み合わせることにより、臨床検査室が「自家製」検査としばしば称される診断検査を作り上げることを可能にする。診断薬企業は ASR により、FDA 承認を待たなければならない場合よりも早期に製品を市場導入でき、また新しい診断製品に FDA 承認品として開発することを正当化するに足る十分

な需要があるかどうかを判断することができる。当社の ASR は現在、バイエル社から全米大手の診断会社であるクウェスト・ダイアグノスティックス社に提供されている。

これらのウイルス診断検査は、現在、当社の DTS システムの構成部品を搭載した半自動装置を用いて実施されている。

血液スクリーニング製品

1996 年、米国国立衛生研究所（NIH）の国立心肺血液研究所（NHLBI）は、当社が、そのコア技術に基づいて献血血液スクリーニング市場向けの試薬および機器の開発をするよう指名した。当社は、米国国立衛生研究所（NIH）とのこの契約に基づき、標的核酸捕捉、TMA 法、ならびにデュアル・キネティック・アッセイなどのコア技術を組み込んで、HIV-1 と HCV を同時に検出する核酸検査を開発した。

血液スクリーニング製品				
製品ライン	**技術**	**対象微生物**	**FDA 許可／承認**	**商業的流通**
プロクレイックス・HIV-1/HCV アッセイ	標的核酸捕捉、RNA の TMA 法、およびデュアル・キネティック・アッセイによる検出	献血血液中の HIV-1 と HCV	2002 年 2 月	カイロン ー 世界中

1998 年、当社はカイロン社と協働で、FDA への新薬申請用臨床試験（IND）の一環として、プールされた血液サンプル用 HIV-1/HCV アッセイを提供するよう米国赤十字社から選択された。赤十字社は、血液、血漿ならびに組織製品の世界最大の供給元である。赤十字社は、全米 38 地域にわたるネットワークを通じて、450 万人を超える献血者および 3000 の病院と協力し、合計 1,200 万ユニットに上る米国の全血供給のほぼ半分を提供している。ジェン・プローブ社とカイロン社の提携は、その後、米国血液センターならびに全米独立血液センターとそれぞれ同様の契約締結へと発展していった。これらおよびその他の導入の結果、全米の血液供給の約 99%が核酸検査でスクリーニングされ、こうしたスクリーニングの約 70%がプロクレイックス HIV-1/HCV アッセイによって実施されている。1999 年 4 月から 2001 年 6 月までの間に、約 2,600 万件の献血血液が当社の HIV-1/HCV アッセイで検査された。同期間中、当社の検査は、酵素免疫測定検査により陰性と判定されたユニットの中から、8 件に HIV-1 を、また 113 件に HCV の存在を検出した。こうした成果に基づき、当社では、核酸検査が世界の血液供給の安全性を高めると確信している。

新薬申請用臨床試験（IND）下でのこれらの組織による検査は、1999 年 6 月以来続行しており、2000 年には画期的な臨床試験を完了した。これらの臨床試験の完了により、FDA に HIV-1/HCV アッセイに関する生物製剤の承認申請（BLA）を提出できるようになり、FDA は 2002 年 2 月にこれを承認した。当社の検査は、献血血液スクリーニングに利用可能な唯一の FDA 承認済み製品である。FDA 承認以前には、同製品の米国内での当社の提供価格は規制されていた。最近の FDA 承認の結果として、カイロン社はこの検査法を米国顧客に商業価格にて販売開始できることとなり、それによって当社の増収につながることになると考えられる。

米国以外では、同製品は、フランス、ドイツ、オーストラリア、アルゼンチン、スペイン、シンガポール、イタリア、オーストリア、スイス、ニュージーランドを含む多数の国々において承認されている。

上記のとおり、採血センターでは現在、まず別個のユニットから検体を分取し、それらをプールし、それに対してプローブ・ベースの検査にかけることによって、献血血液をスクリーニングしている。プロクレイックス・システムは、現在ある機種の DTS 機器によって実施されており、献血血液のプール検体スクリーニングに十分な処理量を提供している。しかし、当社としては、FDA は将来、プール検体ではなく、個人からの各血液ユニットの検査を命じるであろうと考えている。現在、個別検査は、完全自動機器が存在しないため実際的ではない。したがって当社は、TIGRIS システムの開発に投資している。同システムは、個別検査の導入を促進するために必要とされる自動化を提供すると当社では確信している。当社は、さらに、HIV-1、HCV、B 型肝炎ウイルスの同時検出検査を開発している。この検査法が、当社の血液スクリーニング製品に対する需要をさらに駆り立てるものと確信している。

最新の診断応用

当社の核酸検査技術および機器は最新の応用に数多く利用できるものと当社では確信している。当社は、当社初のガン関連製品である TMA に基づいた慢性骨髄性白血病（CML）検査を開発し、日本国内での承認を得た。米国においては、同アッセイは、臨床検査所による独自の CML アッセイの組み立てを可能にする ASR 試薬として開発されている。当社は、当社の技術の感度と特異性は、ガンに関与する遺伝子の検出および発現モニタリングに利用できる新製品の開発を可能にするものと確信している。

産業市場においては、培養検体から*リステリア菌*を検出する核酸検査を既に開発済みである。この製品については 1990 年 6 月に FDA の承認を受けた。リステリア菌は食品病原体であり、当社の検査法はヨーロッパの酪農業界においてリステリア菌汚染の監視用に利用されている。さらに、マイコプラスマ用の核酸検査法を開発済みであり、これは、産業市場ならびに研究市場の細胞培養施設にて細胞系および培地の汚染の検出用に利用されている。また、バイオテロリズムおよび食品･水質検査の分野における新製品の機会を検討中である。

当社はさらに、当社の技術がいくつかの病態に対する疾病素因の有無の判定や特定の療法に対する患者の反応予測の上で有用となり得る遺伝子マーカーを検出できる能力を実証するための研究調査を実施中である。当社は、これら新製品の市場性を検討しており、これらの単数または複数製品の導入に成功すれば、当社の財政面において意義ある効果が期待できると信じている。

機器

当社は、その核酸検査を実施するために設計された機器とソフトウエアをこれまで開発してきたが、将来もこの努力を継続していく。当社はまた、これらのシステムを現場で維持するための技術サポートおよび機器サービスを提供している。当社は従来から機器を検査所や病院に提供しているが、通常、機器の買い取りやリース契約の締結を要求していない。その代わり、機器を提供するコストを診断検査に対する請求額で回収する。当社では最近、設備要素を規定に組み入れた複数年販売契約を実施し始めた。当社所有の機器システムを検査所や病院に設置することによって、将来の検査販売への土台を築くことができる。

血液スクリーニング用に使われる機器、またはバイエル社との協働関係に関連した機器については、カイロン社とバイエル社に機器を販売する。末端顧客でのそれら機器の設置や維持修理に関しては、カイロン社とバイエル社が責任をもつ。当社所有の統合機器プラットフォームの顧客への納入に関連する収益は、製品売上高に計上される。機器に関連する費用は、3 年から 5 年までの範囲の機器の見積り耐用年数にわたって定額法ベースにて売上原価に負債計上される。これらのシステムを現場で維持する費用は、発生時点で営業費用として計上される。

化学発光測定機

当社は最初に、ペース製品とアキュプローブ製品、ごく最近にはアプティマ製品ラインの処理を補完するために、MGM インスツルメンツ社と共同で設計したリーダー（LEADER）シリーズの化学発光測定機を発売した。進歩した化学発光検出法を用いて、当社の化学発光測定機は高感度、スピード、正確さおよび使い易さを提供する。現在、世界中で 4000 以上の当社の化学発光測定機が設置されている。リーダー･シリーズは、検査量の少ない検査所の処理ニーズに対応できる。当社は、特定の購入注文書に規定され得る内容を除いては、MGM インスツルメンツ･インクが同製品を特定期間の間、特定数量を当社に供給するという確定的な長期的約定を同社から取りつけていない。

直接試験管サンプリングシステム（以前には eSAS と呼称）

当社は新しい市場と機会に参入すると同時に、核酸検査を補完するために、外部業者と機器プラットフォームの開発を続けている。発売間近の最新の機器ラインとして、直接試験管サンプリング（DTS）システムがある。カイロン社が、eSAS と以前に呼ばれたあるバージョンの DTS システムを、血液スクリーニング用に「プロクレイックス」という商標で販売している。バイエル社は、HCV 診断検査用に DTS システムの構成部品から構成されたシステムを販売している。

DTS400 機器は、アプティマ･コンボ 2 などの当社の最新世代の核酸検査用の完全に統合されたモジュールシステムである。同機器には、洗浄分離システム（標的捕捉システム）、恒温槽、化学発光測定機、ソフトウエア、実装されたバーコード読み取り機およびコンピュータが含まれている。DTS1600 システムは、自動分注ステーションの機能を加えたもので、一日に最高 800 検体を処理できるようになることから、アプティマ･コンボ 2 を用いると 1 日 1,600 の検査結果が得られるようになる。

TIGRIS

当社は、現在 TIGRIS 機器システムを開発しており、臨床診断と血液スクリーニングの市場の両方で使うことができる、核酸検査を完全に自動化する最初の機器となると当社は確信している。TIGRIS システムは、当社の最新の増幅法を用いた核酸検査に伴う検体処理、増幅および検出などのすべてのステップを統合し、自動化することを目的としている。このシステムは、8 時間の稼動で最高 500 検体までの処理、または 12 時間で最高 1000 検体までの処理ができるように設計されている。

TIGRIS システムによって、核酸検査と血液スクリーニングの実施に伴う時間、人件費、汚染の危険性および複雑さを大幅に減らすことができるはずである。TIGRIS の処理量は、プール検体を検査するのではなく、個別血液を検査するのに十分なレベルである。さらに当社は、TIGRIS システムで実施できる核酸検査をさらに開発していく計画である。開発が完了すれば、TIGRIS が世界中の臨床診断検査所や血液バンクで利用されるようになると当社は確信している。

当社の現在の開発スケジュールでは、臨床検査所と血液スクリーニング施設用の TIGRIS 機器の市場評価を 2002 年の終わりまでに試験段階のサイトで始めることになっている。TIGRIS の臨床試験は未だ開始していない。また、現在の開発スケジュールでは、臨床診断用と血液スクリーニング用の臨床試験用に、2003 年末までに臨床試験施設に機器を設置する予定になっている。新しい複雑な機器の開発に伴う不確定さのため、現在のスケジュール通りにこれらの作業が完了できるという保証はない。さらに、当社は、ロシュ･モレキュラー･システムズ社、アボット･ラボラトリーズ社、ベクトン･ディキンソン･アンド･カンパニーも、当社の TIGRIS 機に類似した自動システムを開発中であると確信している。

TIGRIS 機は米国において当初は、FDA によってこれまでに当社の既存機器での臨床試験に続いて認可された核酸検査を行うために、臨床診断の市場で使用されるであろうと当社は予想している。承認済み臨床診断検査薬を用いて行われる TIGRIS の臨床試験は、TIGRIS と、当該検査薬の元の臨床試験で使われた機器との同等性を確立するに限られると予測している。この TIGRIS の同等性試験は、最初の試験より、範囲も費用も限られたものになると当社はみている。血液スクリーニングへの適用に関しては、正規の臨床試験が TIGRIS 機器について必要になる。

マーケティングおよび販売

当社は、当社の直接販売要員を通して米国とカナダの検査所に製品を販売している。当社の販売要員は、4 名の地域マネージャーが監督する 29 名の現場販売員と 5 名の法人顧客担当者から構成されている。また 12 名の現場技術員が、当社の販売活動を援助している。当社の販売員は、平均 5 年の核酸検査製品の販売経験を含む平均 10 年以上の販売経験をもっている。販売員は、主に全米にわたる大規模な臨床検査所、公衆衛生検査所、病院を含む大口顧客に焦点を当てており、医師には通常、販売努力を向けていない。販売員には、当社の製品に関する技術的および臨床的価値についての教育を常に行っている。販売会議、オンラインによる販売トレーニング、および現場でのトレーニングを使って、当社の販売員に、当社の製品ラインおよび販売過程のすべての分野に関して適切に情報を与えている。

マーケティング戦略

当社のマーケティング戦略の焦点は、当社の技術の優越性を周知させ、この技術がもたらす経済性を説明し、継続して競合他社の製品との差別化を図ることである。当社は、研究出版物、広告印刷物、会議およびインターネットを通じて、検査所や病院でのいろいろなレベルの経営層に当社のマーケティング努力を向けていく予定である。さらに、当社は年間を通じていろいろな全米学会や地域学会に参加している。当社のウェブサイトも、既存顧客と潜在顧客に当社の検査を知ってもらうもう一つの手段であり、ウェブサイトには、全製品のカタログ、オンライン技術資料、関連する医療サイトへのリンクが含まれている。

販売戦略

当社は、販売努力を検査所や病院の経営陣に集中させている。当社の販売員は、複数の核酸検査技術と機器のオプションを提示することによって、顧客のニーズを満たせる適切な事業解決法を推奨できる。

当社のマーケティング部門は、検査所の技術システム、顧客の重要な窓口、既存の競争に関する情報が含まれる包括的なデータベースを販売員に提供している。販売員は、新しい市場機会を見つけ、満たされていない顧客のニーズに応えるために診断面での解決法を提供し、販売後には徹底した製品サポートを提供するように教育されている。さらに当社の現場技術サポートグループが、すべての核酸検査製品について綿密なトレーニングと継続的な技術サポートを提供する。

販売網

当社は、ヨーロッパ、アジア諸国（日本を除く）、オーストラリア、南米、メキシコでの非ウイルス性微生物診断製品に関して、ビオメリュー社と販売契約を結んだ。当社は、日本での非ウイルス性微生物診断製品に関して、中外製薬の子会社である中外診断科学株式会社と販売契約を結んだ。その他の国々では、臨床診断製品に関して経験と知識のある販売業者を各々利用している。

バイエル社との協働契約の下で製造しているウイルス診断製品、およびカイロン社との協働契約の下で製造している血液スクリーニング製品については、それぞれの会社によってマーケティングと販売が行われている。

顧客

当社の臨床診断製品の主要な顧客には、大規模な臨床検査所、公衆衛生検査所および病院が含まれる。当社の血液スクリーニング分野でのカイロン社との共同事業は、2002 年 3 月 31 日終了の 3 ヶ月間の合計収益の 20.9%を占め、2001 年 12 月 31 日を期末とする年度に当社の合計収益の 17.3%を占めたが、米国内では、米国赤十字社と米国血液センターの 2 大顧客に大きく依存している。カイロン社の他には、クウェスト・ダイアグノスティックス社が、2001 年 12 月 31 日を期末とする年度あるいは 2002 年 3 月 31 日終了の 3 ヶ月間に当社の合計収益の 10%以上を占めた唯一の顧客であった。さらに、クウェスト・ダイアグノスティックス社、ラボラトリー・コーポレーション・オブ・アメリカ・ホールディングス、およびいろいろな州や市の公衆衛生機関が、2001 年 12 月 31 日を期末とする年度には当社の合計収益の 25.8%、2002 年 3 月 31 日終了の 3 ヶ月間には当社の合計収益の 27.2%を占めた。州や市の公衆衛生機関は法律上は互いに独立しているが、購買の決定に関しては同様に行動する傾向がある。

企業提携および戦略的契約

カイロン社との契約

1998 年 6 月に、血液スクリーニングと臨床診断の市場で核酸検査に基づいた製品を開発し販売するために、カイロン社と戦略的提携を結んだ。その後、カイロン社は同契約の臨床診断部分をバイエル社に譲渡した。ジェン・プローブ社とカイロン社の提携により当初、血液と血液製剤の定性的スクリーニング用の HIV-1/HCV 同時検出アッセイを、「プロクレイックス」の製品名で開発、製造および販売するものである。その他の血液スクリーニング検査が、この協働関係によって開発される可能性がある。協働契約の下に開発を継続するために第三者の技術が必要とされる場合には、当該第三者技術の取得費用は、両当事者の間で配分される。

その HIV-1/HCV アッセイからの収入のうち、当社の取り分は現在 43%で、いくつかの条件によって、その取り分が 37%から 47.5%の範囲で変わる。本来のスライディングスケールが適用される HCV 検査を含む検査以外で、この協働関係を通して開発と販売が行われる検査法からは、当社が利益の 50%を受け取ることになっている。契約締結から 2002 年 3 月 31 日までの間に、当社は、同協働契約の下に合計 6,340 万ドルの収益を認識し、750 万ドルの繰延ライセンス収入を計上した。

同協働契約は、血液スクリーニング検査の初回商業用販売から 10 年の基本期間があり、初回商業用販売は 2000 年第 1 四半期に実施された。この契約は契約下での新製品開発によって延長でき、基本契約期間の終了時、または基本契約期間中に開発された最後の新製品の初回販売から 5 年後のいずれか遅い方の日付にて失効するようになっている。この契約は、一方の当事者が重大な契約違反を犯し、当該違反が非違反当事者による通知から 90 日以内に治癒されない場合、または一方の当事者が支払不能に陥った場合もしくは破産宣告をした場合には、中途解約できる。

同協働契約の下に発見された発明に関する権利および所有権はすべて、発明を為した当事者に、または、両当事者が発明を為した場合には両当事者に、帰属する。しかし、一方の当事者が、もう一方の当事者のコア技術を改良するような、かつもう一方の当事者のコア技術を侵害するような発明を為すためにもう一方の当事者のコア技術に関連する機密情報を利用した場合には、そのもう一方の当事者は、発明が共同所有されるような特定の状況以外は、商業的に合理的な条件に基づいて発明の権利および所有権のすべてを取得する独占的選択権を有する。

2001 年 2 月 26 日に、当社は血液スクリーニングの協働関係に関して、カイロン社を相手に仲裁手続きを開始した。仲裁は主に、HIV-1/HCV 血液スクリーニングアッセイの FDA 承認前に米国赤十字社から受け取った収益に対する、ジェン・プローブ社の持分および当事者それぞれの持分の計算に先立ち、カイロン社によって適用された総収益からのさまざまな控除の妥当性に関連していた。他の紛争事項には、HIV-1/HCV 血液スクリーニング用アッセイおよび将来の検査の臨床試験に関連した当事者それぞれの義務、自社の発注予測に従って血液スクリーニング用アッセイを購入するカイロン社の義務、および第三者からの特許ライセンスに関して支払われるロイヤリティーに関する当事者それぞれの支払義務が含まれた。2001 年第 4 四半期中に、両社は争点の大部分で解決を交渉し、2002 年 1 月に主張の部分的和解として 690 万ドルのを受け取った。当社は、2002 年第 1 四半期中、和解された事項に関連したカイロン社からの支払いの受領時点でその他の収入として 240 万ドル、納入製品に関する前受け収益の繰延収益として 390 万ドル、そしてその他の受取勘定として 60 万ドルを、それぞれ認識した。両当事者は、最終的な和解にあたって当社に重大な財務諸表上の影響を及ぼすとは予想されないその他の事項に関して交渉を継続している。この仲裁手続きが血液スクリーニングの顧客へのサービスを中断させることはなかった。当社とカイロン社の間で将来起きる紛争は、協働契約に盛りこまれている紛争解決手続きを介して、公正に解決できるであろうと当社は確信している。

バイエル社との契約

1998 年、カイロン社と当社との契約の締結に続き、カイロン社は同契約の臨床診断部分をバイエル社に譲渡した。バイエル社との協働契約の条件下では、当社はバイエル社と共に臨床診断市場でウイルスとガンマーカーの核酸検査を開発、製造、販売する予定である。最初の提携事業は、HCV の定量および定性検査を開発、製造、販売することである。このバイエル社との協働契約の下に開発を継続するために第三者技術が必要とされる場合には、当該第三者技術の取得費用は、両当事者の間で配分される。

この契約条件下で、バイエル社は譲渡価格と製品販売高に対する特許使用料を当社に支払う。契約締結から 2002 年 3 月 31 日までの間に、当社は、バイエル社との協働契約の下に合計 810 万ドルの収益を認識した。

同協働契約は、同契約に規定する臨床診断検査の初回販売から 10 年の基本期間があり、この最初の商業用販売は 2000 年第 2 四半期に実施された。この契約は契約下での新製品開発によって延長でき、基本契約期間の終了時、あるいは基本契約期間中に開発された最後の新製品の初回販売から 5 年後のいずれか遅い方の日付にて失効するようになっている。この契約は、一方の当事者が重大な契約違反を犯し、当該違反が非違反当事者による通知から 90 日以内に治癒されない場合、または一方の当事者が支払不能に陥った場合もしくは破産宣告をした場合には、中途解約できる。

同協働契約の下に発見された発明に関する権利および所有権はすべて、発明を為した当事者に、または、両当事者が発明を為した場合には両当事者に帰属する。しかし、一方の当事者が、もう一方の当事者のコア技術を改良するような、かつもう一方の当事者のコア技術を侵害するような発明を為すためにもう一方の当事者のコア技術に関連する機密情報を利用した場合には、そのもう一方の当事者は、発明が共同

所有されるような特定の状況以外は、商業的に合理的な条件に基づいて発明の権利および所有権のすべてを取得する独占的選択権を有する。

米国国立衛生研究所の請負契約

1996年、米国国立衛生研究所（NIH）の国立心肺血液研究所（NHLBI）は、献血血液スクリーニングにおけるHIV-1/HCVの核酸検査開発に当社を指名し、当社は770万ドルの契約を請け負った。この契約は、プールされた血漿中のHIV-1/HCVの検出用半自動システムの開発のために60万ドルを追加するよう1998年1月に変更された。同契約はさらに、1998年9月に、ヒト免疫不全ウイルス2型（HIV-2）およびB型肝炎ウイルス（HBV）の検査開発のために430万ドルを追加する変更がなされた。この費用償還契約に基づいて当社に支払われるべき支払金はすべて既に受領済みであり、当社は、2002年2月に米国国立衛生研究所（NIH）との契約の下での開発を完了した。

2000年1月、当社は、米国国立衛生研究所（NIH）との3年間にわたる1,340万ドルの費用分担契約の下に、HIV-1/HCVアッセイにB型肝炎ウイルスの検出機能を組み込み、臓器提供センターによる臓器提供者の血液検査をより簡便にするための改良に着手した。米国国立衛生研究所（NIH）は、これにかかる費用のうち760万ドルを当社に償還することになっており、当社とカイロン社は、同プロジェクトの完了にかかる残りの費用を同額で分担することになる。米国国立衛生研究所（NIH）は2002年3月31日までに、同費用のうち470万ドルを当社に償還している。

中外診断科学株式会社との販売契約

1998年9月、当社は、中外診断科学株式会社との間に、当社の非ウイルス性微生物診断製品の日本国内における販売に関する販売契約を締結した。契約締結から2002年3月31日までの間に、当社は、同契約の下に合計1,100万ドルの販売収入を認識した。当社の中外診断科学株式会社との販売契約は、2002年12月31日に終了する。当社は、同契約の期間を3年間延長することに基本的に合意している。同契約は、重大な契約違反が書面による通知の60日以内に治癒されない場合には、いずれの当事者によっても解約され得る。ただし、重大な契約違反が支払い義務に関連するものである場合は、30日間の治癒期間が適用される。同契約はさらに、一方の当事者が支払不能に陥った場合あるいは破産宣告をした場合、事業に積極的に従事しなくなった場合、いずれかの当事者の評判およびのれんを毀損する倫理違反行為および違法行為に従事した場合あるいはそう申し立てられた場合にも、解約され得る。2002年5月、中外製薬は、中外診断科学株式会社を富士レビオ株式会社に売却する契約を締結したと発表した。当社では、この売却が当社の中外診断科学株式会社との販売契約に重大な影響を及ぼすとは考えていない。

技術ライセンス

他社にライセンス供与した当社の技術

ビオメリュー社との契約　1997年5月に、当社は、ビオメリュー・バイテック・インクと共同研究契約を締結した。同契約により、ビオメリュー社と当社の間には世界的な関係が築かれた。同共同研究契約には、研究開発活動のほか、ビオメリュー社との別の販売契約に従って、日本を除く国際市場での製品販売権のビオメリュー社への譲渡が含まれる。これらの契約の一部として、当社はビオメリュー社と共同で核酸検査を開発し、5年および10年の基準期間中に機器を適合させ、開発するために、当社の核酸検査技術のライセンスを同社へ供与した。その見返りとして、ビオメリュー社は当社に対して、1997年にライセンス料と前払いロイヤリティーとして600万ドルを、1998年にはライセンス料としてさらに600万ドルを支払った。

2000年8月に、当社はビオメリュー社との変更契約を結んだ。同変更契約によって、両社の関係は、共同研究契約から、感染症の臨床診断および食品病原体の検出のための半自動プローブ検査および先進的な完全自動プローブ検査を網羅するロイヤリティー付契約へ移行することになった。この変更契約の下で、ビオメリュー社は、当社に対し、年間最低ロイヤリティー支払額を条件として、ライセンス供与された技術を組み入れた製品の売上高に基づいてロイヤリティーを支払う。この支払いは半自動プローブ検査に関しては今年1月に開始されており、完全自動プローブ検査に関しては2006年に開始される予定である。ロイヤリティー支払い金額の減額は、当社に対してこれまで支払われてきた累積ロイヤリティー支払額に

基づく。ビオメリュー社は、当社の技術を組み込んだ製品の最初の商業的販売から 10 年後、あるいは製品に利用された当社の技術を保護する特許の 2017 年 2 月に予定されている失効日の、いずれか遅い方の日付まで、当社にロイヤリティーを支払う義務を負う。さらに当社は、原契約下で支払われた前払いロイヤリティーと引き換えに、ビオメリュー社が契約対象製品の開発を引き受けるために必要な情報、企業秘密、手続き、方法、データ、工程をすべてビオメリュー社に譲渡した。当社はまた、2003 年 1 月 1 日までに、同契約の下にあらゆる製品、作業手順書、組成、ならびに主要生化学成分を製造するために必要とされる独特の材料を、ビオメリュー社に譲渡する必要がある。契約締結から 2002 年 3 月 31 日までの間に、当社は、これらの契約の下に合計 3,460 万ドルの収益を認識した。ビオメリュー社は、いつでもこれらの契約を解約することができる。また、これらの契約は、ビオメリュー社による重大な契約違反が生じ、それが書面による通知から 60 日以内に治癒されない場合には、当社によって解約され得る。

中外診断科学株式会社とのライセンス契約　2001 年 7 月に、当社は中外診断科学株式会社とライセンス契約を結んだ。このライセンス契約の当初の期間は 10 年間であり、一方の当事者がもう一方の当事者に現行の期間末に先立つこと 90 日前に事前通知を与えない限りは、次の 1 年間が自動的に更新される。この契約の条件の下で、当社は中外診断科学株式会社に、TMA 法や HPA 技術などの、当社所有技術に対する日本での臨床診断分野における非独占的ライセンスを認めた。同契約の下にライセンス許諾された当社の特許へのアクセスの結果として中外診断科学株式会社によって実現された発見、発明、あるいは改良に関するあらゆる権利および所有権は、中外診断科学株式会社のみに属する。当社は、ライセンス料と契約発効日以前に行われた販売についてのロイヤリティーを受け取った。また、当社は、製品に組み込まれた技術に関する当社の特許の 2020 年 12 月に予定されている失効の前に中外診断科学株式会社によって開発･商品化されたいかなる製品を含む、ライセンス技術を組み込んだいかなる製品についても、ロイヤリティーを受け取ることになっている。契約締結から 2002 年 3 月 31 日までの間に、当社は、同契約の下に合計 220 万ドルの収益を認識した。この契約は、違反され、それが書面による通知から 60 日以内に治癒されなければ、いずれの当事者によっても中途解約され得る。また、当社は、同契約の下に、中外診断科学株式会社により開発された製品を日本国外において販売する権利を付与された。2002 年 5 月、中外製薬は、中外診断科学株式会社を富士レビオ株式会社に売却する契約を締結したと発表した。当社では、この売却が当社の中外診断科学株式会社とのライセンス契約に重大な影響を及ぼすとは考えていない。

ベクトン･ディキンソン社との非独占的ライセンス　1995 年 9 月に当社は、ヒト膣炎の診断用にリボソーム RNA を利用する製品の製造、製造委託、使用、販売、輸入に関する世界的な非独占的ライセンスをベクトン･ディキンソン社に供与した。ベクトン･ディキンソン社はライセンス料を前払いし、ライセンス特許の有効期間中はロイヤリティーを支払うことに同意した。契約締結から 2002 年 3 月 31 日までの間に、当社は、同契約の下に合計 180 万ドルの収益を認識した。この契約の下にロイヤリティーを支払うベクトン･ディキンソン社の義務は、この契約の対象である特許の 2015 年 3 月に予定されている失効時に終了する。ベクトン･ディキンソン社は、書面による事前通知を 30 日前に提出すれば、いつでも同契約を解約できる。

当社製品に使用されている第三者技術のライセンス

スタンフォード大学からの共同独占的ライセンス　1988 年 8 月、当社はスタンフォード大学から TMA 法に関連する核酸増幅法を対象とするいくつかの特許出願下の権利を使用許諾するライセンスを獲得した。このライセンスは 1997 年 4 月に修正された。修正されたライセンス契約の下では、当社がスタンフォード増幅技術の世界共同独占的ライセンシーであり、オルガノン･テクニカ･ビー･ヴィー（Organon Teknika B.V.）（以下「オルガノン･テクニカ社」）社がその他の唯一のライセンシーになっている。当社はライセンス料を既に支払っており、年間最低ロイヤリティー額を条件として、ライセンス技術を組み入れた製品の純売上高に基づいてロイヤリティーを支払う義務がある。契約締結から 2002 年 3 月 31 日までの間に、当社は、同契約の下に合計 30 万ドルの費用を認識した。この契約の下にロイヤリティーを支払う当社の義務は、2017 年 7 月に予定されているスタンフォード大学の増幅技術に関する特許の失効時点で終了する。当社が重大な契約違反を起こし、それを書面による通知から 60 日以内に治癒しない場合には、スタンフォード大学は契約を中途解約することができる。

オルガノン･テクニカ社との不争契約　1997 年 2 月に当社は、オルガノン･テクニカ社と不争契約を結んだ。両当事者は、転写媒介性増幅法に関して、ある種の権利を所有した。この契約で、両当事者は、相手方の特許権への実際の、あるいは疑わしい侵害に対する法的手続きからの免責を受けながら、それぞれ

の増幅法を実施することができる。この契約は、2016 年 2 月に予定されているこの契約の対象である最後の特許権の失効時に終了する。この契約も、当社が重大な契約違反を起こし、それを書面による通知から 90 日以内に治癒しない場合に、オルガノン・テクニカ社によって解約され得る。2001 年 7 月に、オルガノン・テクニカ社はビオメリュー社と合併した。当社は、この合併がビオメリュー社とのライセンス契約またはオルガノン・テクニカ社との不争契約に実質的な影響を与えるとは考えていない。

モレキュラー・ライト・テクノロジー・リサーチ・エルティーディーからのサブライセンス 1986 年 1 月に当社は、バイオアナリシス・エルティーディーが持っていたウェールズ大学医学部からのライセンスのサブライセンスを獲得し、核酸検査で使われる化学発光技術を対象とする、いくつかの特許権下の独占的許諾を受けた。この技術は当社の製品の重要な要素であり、プローブが標的配列に結合したことがわかるようにするために使われる。当社は、当社が開発する化学発光技術の改良をすべて所有することになる。このサブライセンス契約によって、当社は、年間最低ロイヤリティー額を条件として、ライセンス技術を組み入れた製品の純売上高に基づいてロイヤリティーを支払う義務がある。バイオアナリシス・エルティーディーは、その後社名をモレキュラー・ライト・テクノロジー・リサーチ・エルティーディー（Molecular Light Technology Research, Ltd.）（以下「モレキュラー・ライト・テクノロジー・リサーチ社」）に変更した。1991 年 1 月 1 日から 2002 年 3 月 31 日までの間に、当社は、この契約の下に合計 30 万ドルの収益と、合計 1,550 万ドルの費用を認識した。この契約は、2017 年 5 月に予定されているこの契約の対象である最後の特許権の失効時点に終了する。この契約は、違反された場合にこれが書面による通知から 60 日以内に治癒されない場合には、いずれかの当事者によって、あるいは、同契約に規定する特許権が無効と判断され第三者がその技術を実施する可能性がある場合には、90 日の事前通知の後、当社によって、解約され得る。

バイシス・インクからの非独占的ライセンス 1999 年 6 月に、当社はバイシス社から非独占的ライセンスを獲得し、標的捕捉技術をある種の核酸増幅法と組み合わせる方法を対象とするいくつかの特許の使用権許諾を受けた。2001 年 12 月にバイシス社は、当社の主な競合相手であるアボット・ラボラトリーズ社によって買収された。当社はライセンス料を既に支払っており、ライセンス技術を組み入れた製品の売上高に基づいてロイヤリティーを支払う義務がある。契約締結から 2002 年 3 月 31 日までの間に、当社は、同契約の下に合計 40 万ドルの費用を認識した。この契約は、2015 年 7 月に予定されているこの契約の対象である最後の特許権の失効時に終了する。当社がこの契約に違反し、それを治癒しなければ、バイシス社は契約を解約することができる。この契約は、バイシス社へ書面で通知することによって、当社が解約することもできる。

当社は 1999 年 12 月に、当社の製品がこのライセンスの対象であるバイシスの特許範囲に該当しないこと、およびその特許が無効および強制執行力を持たないことに対する宣言的判決を要求する訴訟を起こした。当社は、この係属中の訴訟の最終決着までは、同ライセンスの下でロイヤリティーの支払いを継続している。

ニューヨーク市公衆衛生研究所との非独占的ライセンス 1997 年 6 月に、ニューヨーク市公衆衛生研究所（Public Health Research Institute of the City of New York、PHRI）の蛍光標識の核酸検査技術を利用するために、同研究所とロイヤリティー付非独占的ライセンス契約を結んだ。この契約では、体外診断検査と食品検査の分野でキットを開発、使用および販売する世界的権利を当社が所有する。当社はライセンス料を 1 回既に支払っており、目標達成支払い、年間ライセンス料支払い、および年間最低ロイヤリティー額と販売数量に基づくロイヤリティー減額を条件として、ライセンス技術を組み入れた製品の正味販売価格に対するロイヤリティーの支払いをすることに合意した。契約締結から 2002 年 3 月 31 日までの間に、当社は、この契約の下に合計 90 万ドルの費用を認識した。この契約は、2017 年 4 月に予定されているこの契約の対象である最後の特許権の失効時に終了する。この契約は、重大な契約違反が起こり、それが書面による通知から 30 日以内に治癒されなければ、ニューヨーク市公衆衛生研究所によって、また当社からはどのような理由であろうと、30 日の事前通知の後、解約が可能である。

特許および独自の権利

当社が独自技術と製品を確立し保護するために、当社は、特許、著作権、商標、トレードシークレット法および契約中の秘密保持規定を基盤としている。

当社は、知的所有権を最大限にする目的の特許戦略を実施している。当社は、米国と、期待される顧客の多い外国での特許の適用を追求している。当社は現在、310 件以上の発行済の特許を米国内外で所有している。さらに、当社の特許ポートフォリオには、米国での係続中の特許出願とそれに対応する国際特許出願と主要先進国での外国特許出願が含まれている。

1995 年 6 月 8 日より前に提出された出願により発行された米国特許は、最も早期の優先日から 20 年間、または発行から 17 年間のいずれか長い方の期限を有する。1995 年 6 月 8 日以後に提出された出願により発行された米国特許は、出願日またはより早い優先権主張日から 20 年間の期限となっている。当社の発行済の米国特許のうちの 115 件は、1995 年 6 月 8 日より前に提出された出願に基づいている。残りの 57 件の発行済米国特許は、1995 年 6 月 8 日以後に提出された出願によるものである。他の大半の国では、特許は出願日から 20 年の期限を有する。特許の出願から発行までの期間はしばしば数年にわたるため、この過程が特許保護の期間を短くし、競合相手を市場から締め出す当社の能力に悪影響を与える可能性がある。当社の現在の発行済特許のすべてが 2020 年 5 月までに失効する。当社の成功を継続的に維持していくには、当社独自の製品や技術の開発力、およびそれらの製品と技術の特許保護を取得する能力に大幅に依存することになる。当社は、新しく開発された製品や技術を保護する特許の出願を継続していく予定である。

当社はまた、知的所有権の企業秘密防護にある程度、依存している。当社は、第三者、従業員およびコンサルタントと秘密保持契約を結ぶことによって、当社の企業秘密を防護することに努めている。当社所有のソフトウエアのソースコードは、企業秘密および著作権対象製作品として保護されている。当社の従業員もまた、従業員の当社での仕事から生じる発明や独創的な表現における彼らの権利、およびそれらに対応する特許と著作権を当社に譲渡することを義務づける合意書に署名する。しかし、これらの契約が違反され、無効とされ、あるいは強制力を持たないと判断される可能性があり、こうした場合に、適当な是正措置が利用可能でない可能性がある。

競合

医療診断とバイオテクノロジーの業界は、厳しい競合にさらされている。米国内外での当社の競合会社は無数にあり、多々あるなかでもとりわけ、診断、ヘルスケア、製薬、バイオテクノロジーなどの会社が含まれる。核酸検査診断の市場での当社の主要競合会社には、F･ホフマン - ラ･ロシュ社とその子会社であるロシュ･モレキュラー･ダイアグノスティックス社、アボット･ラボラトリーズ社、およびベクトン･ディキンソン社などがある。これらの会社はすべて、核酸検査市場用の検査所向け検査および機器の製造会社であるが、これら全社が当社の TIGRIS 機器に類似した自動システムを開発中であると当社は確信している。核酸検査診断の市場での主要な競合要素は、感度、特異性、使いやすさ、自動化の可能性、コスト、所有権に関する地位、薬制承認ならびに規制遵守、および適当な償還の利用可能性にあると当社は確信している。

これらの競合会社は、資金、技術、研究、およびその他の資源の面で当社をはるかに上回っており、マーケティング、販売、流通およびサービスの各面で当社より大きな確立された組織をもっている。さらに、これらの競合会社は、当社より広範囲の製品ラインを提供し、より高いブランド認知をもっており、競争戦術として値引きをしている。また、競合会社の多くが競合する技術に大きな投資をしており、こうした企業が、米国内市場または国際市場で、当社の製品を製造、使用あるいは販売する能力を阻害、制限あるいは妨害しないという保証はない。

臨床診断製品市場では、F･ホフマン - ラ･ロシュ社、その子会社であるロシュ･モレキュラー･ダイアグノスティックス社、アボット･ラボラトリーズ社、ベクトン･ディキンソン社、およびビオメリュー社など、多数の競合会社が、技術、品質、評判、正確さ、使いやすさ、価格、信頼性、新製品発売のタイミング、製品ラインのオファリングに基づいて、製品販売の大部分で当社と競合している。米国外の市場では、地域流通制度、複雑な規制環境、異なる医療哲学や製品嗜好などのような、他の要素も競合に影響する。性感染症用の核酸検査診断の分野では、ロシュ･モレキュラー･システムズ社、アボット･ラボラトリーズ社、およびベクトン･ディキンソン社が、増幅法を利用した淋病とクラミジアの感染検査で、現在 FDA の認可を受けている。当社のアプティマ･コンボ 2 検査には、ロシュ･モレキュラー･システムズ社、アボット･ラボラトリーズ社、およびベクトン･ディキンソン社からの競合品と比べて商業的な有利性があると確信しているが、これらの潜在競合会社やその他の競合相手が、当社の提供する技術と同様に効果的な、もしく

は当社の技術以上に効果的な、または判断がしやすい技術を開発する可能性があり、そうなると、当社の製品が競合力で劣ったり、時代遅れとなる。

血液スクリーニング製品の市場では、当社の主な競合会社は、ロシュ・モレキュラー・ダイアグノスティックス社である。当社は、PCR に基づいて採血センターや検査所内で開発される検査法、ジョンソン・アンド・ジョンソンの子会社である、オーソ・クリニカル・ダイアグノスティックスによって販売されているHCV 抗原検査、およびアボット・ラボラトリーズ社からの免疫学的検査とも競合している。将来的には、当社の血液スクリーニング製品がウイルス不活化技術や代替血液と競合する可能性がある。

当社が血液スクリーニング製品で協働契約を結んだカイロン社は、HCV に関係する特許のライセンスを第三者に許諾できる権利を留保している。カイロン社は、血液スクリーニング分野でのライセンスをロシュ・モレキュラー・ダイアグノスティックス社に許諾し、臨床診断分野でのライセンスを他の会社に供与した。カイロン社がさらにライセンスを許諾するかぎり、HCV 検査の販売に対する競合がさらに激しくなり、またこうしたライセンスの結果、当社が請求できる製品価格に影響がでる可能性がある。

政府規制

当社の臨床診断製品は、米国では一般的に「デバイス」と分類され、FDA の装置・放射線衛生センター（Center for Devices and Radiological Health）によって規制を受けている。当社の血液スクリーニング製品は、米国では一般的に「バイオロジックス」と分類され、FDA の生物学的製剤評価研究センター（Center for Bioloigics Evaluation and Research）によって規制されている。FDA はまた、以前に許可された販売認可を取り消す権限をもっている。今日に至るまで、広範囲な病原微生物を検出する 40 以上の当社製品が FDA の承認を受けており、その中には、2002 年 2 月に FDA から生物製剤の承認申請（BLA）に基づく承認を受けた、HIV-1/HCV 血液スクリーニングアッセイもある。

米国内で臨床診断製品を医療デバイスとして販売するためには、当社は、一般的にはまず最初に、連邦食品医薬品化粧品法（Food, Drug, and Cosmetic Act、FFDCA）の第 510 条(k)項（以下「510(k)」）に従って FDA から許可（クリアランス）を取得しなければならない。既に FDA の許可を受けた製品を変更する場合には、FDA により、米国内での販売を許可される前に変更製品に関する別個の 510(k)あるいは市販前承認申請（PMA）のいずれかの提出を命じられる可能性がある。さらに、将来、合法的に販売されるデバイスに実質的に同等とみなされないような製品を開発する場合には、市販前承認申請の提出によって FDA の承認を取得するよう命じられる。

FDA は、規制により、510(k)を申請書が提出されてから 90 日以内に許可するよう要請されている。実際的な問題として、許可はしばしばそれより長くかかっている。FDA は、実質的同等性に関する判断を下すために、臨床データを含むさらなる情報を要求できる。FDA がデバイスあるいはその用途が「実質的に同等」でないと判断する場合には、デバイスの申請者は、510(k)よりはるかに厳重な市販前要件を満たさなければならなくなる。

市販前承認申請の手続き過程は、510(k)による市販前通知過程よりはるかに要求が厳しい。市販前承認申請書は、デバイスが安全かつ効果的であることを実証することを意図するものであり、前臨床試験および臨床試験、ならびに既存の研究素材からのデータを含む広範囲のデータによって裏づけられたものでなければならず、しかもデバイスおよびその構成要素の完全な説明、製造に利用される方法、施設、管理、および予定する表示についての完全説明を記載したものでなければならない。FDA には提出された市販前承認申請書の審査のために 180 日間が与えられているが、申請書の審査がそれより相当長くかかることは頻繁に起こり、時には数年間に及ぶこともある。市販前承認申請書の承認、あるいは 510(k)申請書の許可にあたっては、FDA は、公衆衛生を保護しデバイスに安全性と効果の追加データを備えるために必要な場合には、何らかのかたちの市販後調査を要求することもでき、それにより、製造会社は特定の患者グループを長年の間継続調査し、FDA にそれらの患者の臨床状態に関する定期的報告を行わなければならない。

デバイスの FDA 承認が臨床試験を命じている場合、デバイスが人間の健康に（FDA により定義づけられる）「重大なリスク」を呈する場合には、デバイスの申請者は、研究用デバイス適用除外（Investigational device exemption、IDE）の申請書を FDA に提出し、臨床試験の開始に先立って研究用デ

バイス適用除外承認を取得することを命じられる。デバイスが「重大でないリスク」を呈する場合には、FDA への研究用デバイス適用除外申請書の提出は必要とされない。その代わり、臨床試験を監督する機関内審査委員会（Institutional Review Board、IRB）の承認のみが必要とされる。

臨床試験は、FDA に提出したプロトコールに基づいて「医薬品の臨床試験の実施に関する基準（Good Clinical Practice）」に準じて行わなければならない。当社の臨床部門は、核酸検査製品の臨床試験については幅広い経験を有している。2000 年には、当社の臨床部門スタッフはアプティマ・コンボ 2 アッセイの臨床試験に成功し、2001 年 5 月に同製品が FDA の承認を受けるに至った。

FDA がデバイスの商業的流通参入をいったん許可した後には、多数の規制要件が適用される。それには以下が含まれる。

- 品質システム規制。製造会社が設計、検査、管理、文書記録、およびその他の製造工程中の品質保証手続きに従うことを規定。
- ラベル表示規制。
- 未承認品あるいは「ラベル表示外」の利用の販売促進の FDA による全般的禁止。
- 医療デバイス報告規制。デバイスが死亡もしくは重傷を引き起こしたりそれに加担した場合、あるいは再発すれば死亡もしくは重傷を引き起こしたり、それに加担する可能性が高いような不具合を起こした場合には、デバイスの製造会社はその旨を FDA に報告することを規定。

米国の医療デバイス規制要件への準拠を怠ると、結果として、多々ある中でもとりわけ、警告書、罰金、差し止め、民事罰、製品の修理、交換、返金、リコールもしくは押収、製造の全部停止もしくは一部停止、FDA による今後の市販前許可・承認の拒否、手続き中の製品申請の撤回もしくは停止、および刑事訴追に至る可能性がある。

血液スクリーニング製品も、「バイオロジックス」として、連邦食品医薬品化粧品法ならびに公衆衛生サービス法（Public Health Services Act）の下、製品の検査、製造、安全性、効能、ラベル表示、貯蔵、記録、広告および販促を支配する規制を含む、FDA による広範囲にわたる市販前、市販後の規制ならびに大半の外国の該当政府機関当局による規制の対象とされている。バイオロジックスが米国内で販売可能とされる前に FDA により命じられる手続きには、一般的に以下が含まれる。

- 前臨床試験の完了。
- 新薬臨床試験申請（IND）の提出。臨床試験の開始前に発効しなければならない。
- バイオロジックの用途案の安全性および効能を立証するための、適切で管理の徹底した臨床試験の実施。

FDA は、バイオロジックスが米国内で合法的に販売される前に、生物製剤の承認申請（BLA）の承認を取得することを命じている。規制基準の遵守が維持されなかったり、販売開始後に問題が発生したりすると、製品承認が撤回される可能性がある。特許を受けた製品と技術に関しては、政府の承認過程での遅れのために、特許を活用できる独占権期間が大幅に短くなる可能性がある。

当社の血液スクリーニング製品の臨床試験プログラムは、当社の主なエンドユーザーである、米国赤十字社、米国血液センター、および米国独立系血液センターと共同で開発された。HIV-1/HCV 血液スクリーニングアッセイの決定的な臨床試験は 2000 年に完了し、生物製剤の承認申請（BLA）は 2002 年 2 月に承認された。

生物製剤の承認申請（BLA）の一環として、製品開発および臨床試験の結果が FDA に提出される。さらに、生物製剤の承認申請（BLA）には、包括的な製造情報が記載されなければならない。該当する FDA の規制基準が満たされていない場合には、FDA は、生物製剤の承認申請（BLA）を否認でき、あるいは追加の臨床データを要求できる。承認が与えられた後も、市販後規制基準が維持されない場合、ある

いは製品が市場に導入された後に問題が発生した場合には、FDA は製品承認を撤回できる。さらに、FDA は、承認済み製品の効果を監視するための市販後調査を要求し、市販後調査の結果に基づいて製品の販売を制限することもできる。FDA は市販後の規制上、罰金および民事罰の賦課、承認の発行の中断あるいは延期、製品の押収あるいはリコール、承認の撤回などを含む、広汎な執行上の権能を有する。

バイオロジックスの場合、FDA の市販前承認要件を満たすには通常数年かかり、実際の所要時間は、製品あるいは疾病の種類、複雑さ、および新規性によって大幅に異なり得る。政府規制によって、潜在的な製品の販売が相当年数の間遅延あるいは阻止され、当社の活動に多額を要する手続きを課される可能性がある。臨床試験の初期段階での成功は、臨床試験の後の段階での成功を保証するものではない。臨床活動から入手されるデータは、必ずしも決定的なものではなく、様々に異なる解釈の影響を受けやすく、そのため規制当局の承認が遅延、制限、あるいは阻止される可能性がある。その上、製品が規制当局の承認を受けた場合でも、その後、以前には知られていなかった製品の問題が発見された場合、結果として、製品に対する制約、あるいは製品の市場からの完全撤退にまでつながる可能性もある。

製品の市販後の広告および販促に関しては、FDA は、バイオロジックスの広告主、販促主に対して多数の複雑な規制を課している。それには、多々ある中でもとりわけ、消費者向け広告、ラベル表示以外の販促、業界後援による科学活動および教育活動、インターネットを介した販促活動に関する基準および規制が含まれる。FDA は、連邦食品医薬品化粧品法の下に広汎な執行権限を有しており、該当する FDA 規制の遵守を怠ることは、結果として、広告･販促主に対し、FDA 基準からの逸脱の是正を命じる警告書の発行、将来の広告･販促物の FDA による事前承認の命令、州および連邦の民事上および刑事上の捜査および訴追などを含む懲罰につながり得る。

当社および当社の製造委託先はすべて、FDA 及びその他機関による定期的査察を受ける義務があり、FDA の現行の「医薬品の製造管理および品質管理に関する基準（Good Manufacturing Practice）」規制を遵守する必要がある。「医薬品の製造管理および品質管理に関する基準」規制には、品質管理と品質保証に関する要件とそれに対応する記録と文書の保管が含まれ、FDA による製造施設の査察が規定されている。バイオロジックスの製造会社は、さらに、FDA の一般的生物学的製品基準も遵守しなければならない。制定法上および規制上の要件の遵守を怠れば、製造会社は、製造の停止、製品の押収あるいは任意的リコールを含む法的制裁、あるいは規制的措置の対象とされる可能性がある。製品に関する不具合事例は FDA に報告されなければならず、その結果、ラベル表示の変更により販売上の制限が課せられる可能性、または製品の回収を命じられる可能性がある。規制上の要件の遵守が維持できない場合、または、製品の安全性や効能に関連する問題が承認後に発生した場合は、製品の承認を取り消される場合がある。

米国以外では、当社の製品販売能力は、適切な規制当局からの販売許可が受けられるかどうかで決まる。臨床試験の方法、販売許可、価格設定、医療保険による払戻しを管理する規制は、国ごとに大幅に異なる。当社は現在のところ、海外での販売許可を各国別に申請しているが、欧州連合（EU）では、複数の EU 加盟国での製品販売を希望する企業には EU 登録手続きが利用できるようになっている。

また、当社は、検査室実務および環境保護に関連して、米国内での多種多様な州および地域の法律や規制に従わなければならない。上記と同様、これらの各分野において、規制当局は、罰金および民事罰の賦課、承認の発行の中断あるいは延期、製品の押収あるいはリコール、承認の撤回などを含む広汎な規制上および強制執行上の権能を有しており、これらのいずれも、当社に重大な悪影響を与える可能性がある。さらに、当社の通常の事業の過程において、当社は、化学物質の取り扱い、保管、および廃棄を行っている。当社の事業に適用される環境関連の法律と規制には、環境内での化学物質の廃棄を規制する規定条項が含まれている。これら環境に関する法律や規制は、通常、他者による過失または責任、または他者が引き起こした状況であるか否かにかかわらず、当人の責任であるとする、「無過失責任」を課している。当社は、環境関連要件を遵守するための努力に関連して、多額の費用の支出を必要としたことはない。これらの法律や規制が課す要件は頻繁に変更されるため、これらの要件の遵守にどれだけの費用が将来的に必要か、また、これらの法律が当社の設備投資、業績、競合上の地位にどう影響するかを予想することはできない。

製造および原材料

当社は、2ヶ所に最新鋭の生産施設を所有している。カリフォルニア州サンディエゴ市の生産施設は、臨床診断製品専用に使われ、非常に融通のきく、経済的な生産能力を有している。当社は1999年に、カリフォルニア州ランチョ・ベルナルドに、血液スクリーニング製品のための生産施設を完成させた。この施設は、FDAの生物学的製剤評価研究センターによって設定された、血液スクリーニング製品製造に関する厳しい基準を満たしている。当社は、血液スクリーニング市場用と臓器移植検査市場用の他の検査の製造などを含めて事業を拡大できるように、この施設を建設した。この施設には、これらの血液スクリーニング検査の世界的な需要を満たすのに十分な製品製造能力がある。現在の当社の生産施設で、期待される成長のニーズを満たせると当社は確信している。

当社は、生産施設にある倉庫に当社の完成品を保管している。一部の当社製品は、施設内にある産業用冷蔵庫または同冷凍庫に保管する必要がある。製品は、室温条件、必要に応じて冷蔵または冷凍条件で、第三者サービス提供者を使い発送する。

機器製品ラインの各製品は、それぞれ1社の第三者製造業者に依頼している。例えば、KMCシステムズ社は、TIGRIS機器の唯一の製造業者である。MGMインスツルメンツ社は、化学発光測定機のリーダー・シリーズの唯一の製造業者である。当社は、KMCシステムズ社、MGMインスツルメンツ社、またはその他の製造業者のいずれとも、特定の購入注文によって供給してもらう以外は、一定の期間で一定の数量の製品を供給してもらうというような長期的な確定契約を結んでいない。

当社は、製品の企画、開発および製造に多様で広範囲の原材料を使用している。生産施設で原材料のいくつかを製造するが、製品の製造に使われる材料と構成部品のほとんどは外部の供給業者から購入している。さらに、単一の供給業者から重要な原材料の多くを購入している。例えば、核酸増幅検査の重要な原材料の現在の供給業者は、固定価格契約に従い、当社の主な競合相手であるロシュ・モレキュラー・ダイアグノスティックス社の関連会社であるロシュ・ダイアグノスティックス社のロシュ・モレキュラー・バイオケミカルズ部門である。高い品質と信頼性を維持しながら供給の継続性を確実にするために、当社の供給業者とは緊密に協力している。当社は一般的に代わりの供給業者を考慮し、見つけておくが、既存の供給業者との強固な関係があるため、代わりの供給源に変えることは、通常ない。

品質システム

当社は、組織を通じて現代的な品質システムと概念を導入している。当社の規制、臨床および品質システムの部門が、品質システムを監督し、適用されるすべての規制、基準および社内方針に準拠していることを確認する責任を負っている。当社の上級経営陣が、品質方針の設定および社内外での品質性能の管理に積極的に関与している。

当社の規制、臨床、品質システムの部門が、FDA、外国政府、および顧客による複数の品質監査と準拠監査を成功に導いてきた。この部門は、また英国規格協会（British Standards Institute）による査察に対応することで、当社にISO 9001の認証をもたらした。

研究開発

2002年3月31日現在、当社は研究開発に158名のフルタイム従業員を有していた。当社の研究開発費は、2002年3月31日終了の3ヶ月には1,250万ドル、2001年に5,300万ドル、2000年に5,810万ドル、1999年には4,780万ドルであった。

従業員

2002年3月31日現在、当社には646名のフルタイム従業員がおり、そのうちの125名は高等学位を保持している。内訳は、研究開発が158名、規制、臨床および品質システムに108名、販売およびマーケティングに117名、一般管理に60名、オペレーションに203名となっている。当社の従業員には、団体協約で保障されている人員はいない。当社では労使関係は良好であるとみなしている。

地権および施設

当社の世界本社は、カリフォルニア州サンディエゴにある 26 万 2,000 平方フィートの施設内にある。当社は、現在、この施設を所有しており、2002 年 3 月にはジェン・プローブ・ホールディング・カンパニー社（旧チュウガイ・ファーマ USA）の当社への吸収合併により、当社は本社建物の土地とこれに隣接する 23 エーカーの区画を所有することになる。当社は、カリフォルニア州ランチョ・ベルナルドに所在する 9 万 3,500 平方フィートの生産施設（1999 年 5 月完成）を賃貸借している。この賃貸借契約は本来の期間が 10 年で、5 年の更新選択権が 3 回設けられている。

当社は以下の訴訟の当事者であり、また、現在、通常の事業の過程においてその他の訴訟にも関係している。当社は、これらの問題で当社の利益を強力に防御するつもりである。これらの問題の解決は、当社の事業、財務状況、または業績に実質的な悪影響を与えるとは予想していない。しかし、訴訟に固有の不確定性のため、これらの法的手続きの結果に関しての保証はできない。これらの問題のいずれかが当社に不利に解決される場合には、当社の事業、財務状況、業績は打撃を受けることになる。

エンゾ・バイオケム・インク

1999 年 6 月に当社は、エンゾ・バイオケム社によって合衆国地方裁判所ニューヨーク州南部地区に提訴された。エンゾ・バイオケム社は、当社、当社のいくつかの関連会社、ベクトン・ディキンソン社、およびビオメリュー社が、淋病用の製品の製造と販売を通じて、米国特許 No.4,900,659 を侵害したと主張した。2001 年 1 月 24 日に、同地方裁判所は、当社の略式判決を求める申立てを認め、同特許が無効であるとの判決を下した。エンゾ・バイオケム社は連邦巡回控訴裁判所（Federal Circued Court of Appeals）に上訴した。2002 年 4 月 2 日、連邦巡回控訴裁判所は地方裁判所の判決を支持した。エンゾ・バイオケム社は全員法廷による再審理を求める要請書を同裁判所に提出している。

ホフマン - ラ・ロシュ・インク

1999 年 5 月 18 日に当社は、欧州特許 No.0505012 のイタリア部分が無効であるとの宣言を求める、また、同特許のクレームが、当社の TMA 法によって侵害されていないという国際的な宣言を要求する、ホフマン - ラ・ロシュ・インクに対する宣言的救済措置をイタリアにおいて提起した。当社はさらに、欧州特許庁の異議部（Opposition Division of European Patent Office）に同特許に対する異議申し立てを行った。同特許は、ある核酸増幅技術の発明を主張しており、当社の核酸増幅検査アッセイに組み込まれた技術を含んでいると主張することが疑われる。2001 年 2 月 15 日の欧州特許庁異議部での審理においては、ホフマン - ラ・ロシュ・インクは、特許のクレームを同社の PCR 増幅法に狭めるように、そのクレームを補正することに合意した。その後、異議部は補正されたクレームに対する当社の異議申し立てを拒絶した。当社は、技術抗告審判部（Technical Board of Appeal）に抗告を提起する予定である。さらに当社は、同特許が有効でなく当社の TMA 法を範囲に含まないという宣言を求める訴訟をイタリアで継続していく予定である。ホフマン - ラ・ロシュ・インクは、同特許の主題に関連する主題をクレームしたいくつかの米国特許を所有している。当社では、これらの米国特許の該当クレームは有効ではなく、当社の製品を範囲に含むと正当に解釈できないと確信しているが、同社が当社の増幅製品に対して、これらの特許の権利の主張を試みないという保証はない。

バイシス・インク

1999 年 12 月、当社は、バイシス社に対し、当社の製品は当社とバイシス社のライセンス契約の対象であるバイシス社の特許の範囲に含まれない、および、同特許は無効かつ強制執行不可能なものであるとの宣言的判決を求める訴訟を提起した。当社は、係属中の訴訟の最終判決が下されるまでは、バイシス社とのライセンス契約の下でのロイヤリティーの支払いを継続する。

カイロン・コーポレーション

当社は、2001 年 2 月 26 日、血液スクリーニングの協働提携に関連し、カイロン社に対する仲裁手続きを開始した。仲裁は主に、HIV-1/HCV 血液スクリーニングアッセイの FDA 承認前に米国赤十字社から受け取った収益に対する、ジェン・プローブ社のシェアおよび各当事者のシェアの計算に先立って、カイロン社が行った総収益からのさまざまな控除の妥当性に関連していた。他の紛争事項には、HIV-1/HCV 血液

スクリーニングアッセイおよび将来の検査法の臨床試験に関する各当事者の義務、自社の予測に従って血液スクリーニングアッセイを購入するカイロン社の義務、ならびに特許ライセンスに関して第三者から支払われるロイヤリティーに関する各当事者の義務が含まれた。当社は、2001 年第 4 四半期中、紛争事項の大部分に関する解決策を取り決め、当社は 2002 年 1 月に請求の一部和解として 690 万ドルの支払いを受領した。当社は、2002 年第 1 四半期中、合意された事項に関するカイロン社からの支払いの受領により、その他の収入として 240 万ドル、納入製品に関する前金の繰延前受収益として 390 万ドル、およびその他の受取勘定として 60 万ドルを、それぞれ認識した。両当事者は、その他の一点に関して交渉を継続しているが、この点は最終的な和解がなされても当社に重大な財務諸表上の影響を及ぼすとは予想されない。この仲裁手続きは、当社の血液スクリーニング製品顧客へのサービスの中断を一切招かずに済んだ。当社では、将来両社間に生じるいかなる紛争も協働契約に記載されている紛争解決手続きによって解決されるものと確信している。

経営陣

当社の取締役、上級役員および主要従業員

分配後、当社の取締役会は、5 名から 7 名の取締役から構成される予定である。分配に関連し、今のところ未決定である何名かの社外取締役が、分配日に先立って選出される。追加の取締役または取締役被指名者が分配日に先立って明確にされた場合には、これら追加の取締役または取締役被指名者の氏名は、本情報説明書の改正書またはフォーム 8-K の追加提出にて開示される。

分配の完了にあたり、当社の取締役会は 3 つのクラスに分けられる。約 3 分の 1 はクラス 1 の取締役とされ、その任期は 2003 年に開催される年次株主総会にて満了する。次の約 3 分の 1 はクラス 2 の取締役とされ、その任期は 2004 年に開催される年次株主総会にて満了する。残りの約 3 分の 1 はクラス 3 の取締役とされ、その任期は 2005 年に開催される年次株主総会にて満了する。各クラスの取締役は、2003 年に開催される年次株主総会を初回とし、該当クラスの任期が満了する年の年次株主総会において選出され、その後 3 年間の任期を務める。

以下の表は、分配直後に当社の取締役、上級役員および主要従業員として任務を務める人物、または務めることが現在予定されている人物に関する情報を説明したものである。

氏名	役職	年齢
ヘンリー・L・ノードホフ (Henry L. Nordhoff)	社長、最高経営責任者、取締役	60
ブルース・A・ヒューブナー (Bruce A. Huebner)	エグゼクティブ・バイスプレジデント、最高業務責任者、取締役	51
ダニエル・L・ケイシアン医学博士 (Daniel L. Kacian, Ph.D., M.D)	シニア・バイスプレジデント、最高科学責任者	55
R・ウィリアム・ボウエン (R. William Bowen)	バイスプレジデント、法律顧問	49
ナイル・コンウェイ (Niall Conway)	バイスプレジデント — 営業部門	56
グレン・ポール・フリーバーグ RAC (Glen Paul Freiberg, RAC) ...	バイスプレジデント — 薬事、診断、品質システム部門	50
ポール・E・ガーガン博士 (Paul E. Gargan, Ph.D)	バイスプレジデント — 事業開発・計画部門	45
ガーニー・ラシュリー (Gurney Lashley)	バイスプレジデント — 製造部門、血液銀行製品担当	52
グラハム・リッドガード博士 (Graham Lidgard, Ph.D)	バイスプレジデント — 研究開発部門	53
マシュー・ロンジアル博士 (Mathew Longiaru, Ph.D)	バイスプレジデント — 診断開発部門	50
リンダ・A・メリル (Lynda A. Merrill)	バイスプレジデント — 販売部門	52
ラリー・ミムズ博士 (Larry Mimms, Ph.D)	バイスプレジデント — 開発部門、血液銀行製品担当	47
ハーム・ローゼンマン (Herm Rosenman)	バイスプレジデント、最高財務責任者	54
ピーター・R・シアラー (Peter R. Shearer)	バイスプレジデント — 知的所有権部門	53
ロビン・ヴェドヴァ (Robin Vedova)	バイスプレジデント — 人事部門	48

ヘンリー・L・ノードホフ (Henry L. Nordhoff) 社長、最高経営責任者、取締役。1994 年 7 月に社長兼最高経営責任者として当社に入社。チュウガイ・ファーマ USA・エルエルシー（当社の旧兄弟会社のチュウガイ・バイオファーマスーティカルズ・インクの後継会社）の会長、および中外製薬の取締役も務める。当社入社以前は、イミューン・レスポンス・コーポレーション（Immune Response Corporation）に吸収合併された遺伝子治療企業のターゲテック社（TargeTech, Inc.）の社長兼最高経営責任者。キャリアの大半はファイザー社（Pfizer, Inc.）に勤続、ブリュッセル、ソウル、東京、ニューヨークで上層幹部の役職を歴任。ジョンス・ホプキンス大学から国際関係学と政治経済学で学士号、コロンビア大学から経営学修士号を取得。

ブルース・A・ヒューブナー (Bruce A. Huebner) エグゼクティブ・バイスプレジデント、最高業務責任者、取締役。1992 年にマーケティング・販売部門のバイスプレジデントとして入社、1996 年にエグゼクティブ・バイスプレジデント、最高業務責任者に昇格。29 年の経験には、クウィデル・コーポレーション（Quidel Corporation）の販売・マーケティング部門バイスプレジデント、ハイブリテック・インク（Hybritech Inc.）のマーケティング部門ディレクター（ヨーロッパ勤務 2 年）、ロシュ・ダイアグノスティックス・システムズ（Roche Diagnostics Systems）のマーケティング部門ディレクター、ロシュ・アナリティカル・インスツルメンツ（Roche Analytical Instruments）の地域販売マネージャーが含まれる。ウィスコンシン大学ラクロス校から化学理学士号を取得。

ダニエル・L・ケイシアン医学博士 (Daniel L. Kacian, Ph.D., M.D.) シニア・バイスプレジデント、最高科学責任者。1985 年に入社、1992 年までは研究開発部門および薬事部門を主に担当指揮。1980 年から 1985 年は、ペンシルベニア大学病理学・検査医学部の教授、およびペンシルベニア大学付属病院臨床微生物学科のディレクター。1978 年にマイアミ大学から医学博士号を取得、ワシントン大学およびセントルイス市のバーンズ病院にてインターンと実習を終了。医学部入学前には、ウェスタン・リザーブ大学から数学学士号、イリノイ大学から微生物学修士号および分子遺伝学博士号を取得し、コロンビア大学人類遺伝学・開発部の教授を務めた。

R・ウィリアム・ボウエン (R. William Bowen) バイスプレジデント、法律顧問。1997 年にバイスプレジデント兼法律顧問として入社。当社入社前は、カリフォルニア州サンディエゴ市のルース・フォワード・ハミルトン&スクリップス法律事務所（Luce, Forward, Hamilton & Scripps）の共同経営者で、事業訴訟を専門とした。バージニア大学から商学学士号と法学博士号を取得。

ナイル・コンウェイ (Niall Conway) 営業部門バイスプレジデント。2000 年 7 月に入社。それ以前は、1999 年から 2000 年はワシントン D.C.の米国赤十字社の地域担当バイスプレジデント、1995 年から 1999 年は米国赤十字社製造部門バイスプレジデント。1973 年以来、バイオテクノロジー業界でのキャリアを蓄積、1987 年から 1994 年にはファイザー社の製造部門バイスプレジデントを務めた。アイルランドのコーク大学から経営学修士号、同国のダブリン大学から化学エンジニアリング学で理学士号を取得。

グレン・ポール・フリーバーク RAC (Glen Paul Freiberg, RAC) 薬事、診断および品質システム部門バイスプレジデント。1998 年 4 月に薬事部門のシニア・ディレクターとして入社、2001 年 8 月に薬事、診断および品質システム部門バイスプレジデントに昇格。当社入社以前の 1993 年から 1998 年は、C.R.バード（C. R. Bard）の規制・臨床・品質システム部門バイスプレジデント。それ以前は FDA でボストン地区の検査官として勤務。FDA の 3 つのセンターにより規制される薬品、生物学、医療機器の各分野の業界でキャリアを積んでいる。FDA 審議会パネルでは、最初に臨床化学 / 中毒学パネル、次に免疫学パネルの業界代表に 3 期連続就任。コロラド州ボールダーのコロラド大学から生物学学士号および微生物学修士号を取得。

ポール・E・ガーガン博士 (Paul E. Gargan, Ph.D.) 事業開発・計画部門バイスプレジデント。1997 年に事業開発・計画部門バイスプレジデントとして入社。それ以前は、アメリカン・バイオジェネティック・サイエンシーズ（American Biogenetic Sciences）の社長兼最高科学責任者。バイオテクノロジー業界では研究開発分野で 5 年間、テクノロジー、ライセンシング、戦略的パートナーシップおよび提携の各分野を専門とする一般経営で 10 年間の合計 15 年の経験を誇る。クィーンズ大学から化学理学士号および生化学博士号、ノートルダム大学から経営学修士号を取得。

ガーニー・ラシュリー（Gurney Lashley） 製造部門、血液銀行製品担当バイスプレジデント。1994年に製造部門ディレクターとして入社。1997年に製造部門シニア・ディレクター、1999年に製造部門血液銀行製品担当バイスプレジデントに昇格。診断および医薬品の業界にて製造、パッケージ・エンジニアリング、製造エンジニアリング、計画、材料管理の各分野で役職を歴任、26年の経験を持つ。リチャードソン・メレル（Richardson-Merrell）、ベクトン・ディキンソン社、マクロ・ビュー（Macro-Vue）、ゾーマ（Xoma）に勤務。イースト・カロライナ大学から数学理学士号を取得。

グラハム・リッドガード博士（Graham Lidgard, Ph.D） 研究開発部門バイスプレジデント。1995年に入社。臨床診断業界にて25年以上の経験を誇る。当社入社以前は、マサチューセッツ州のガン診断会社であるマトリテック・インク（Matritech Inc.）の共同創立者、それ以前はコーニング・メディカル（Corning Medical）で役職を歴任。マンチェスター大学から生物化学で理学士号および博士号の両方を取得。

マシュー・ロンジアル博士（Mathew Longiaru, Ph.D） 診断開発部門バイスプレジデント。1991年に先進技術プログラム部門ディレクターとして入社、1996年に研究開発部門シニア・ディレクター、2000年2月に診断開発部門バイスプレジデントに昇格。核酸プローブ診断分野にて20年の経験を誇る。当社入社以前はロシュ・ダイアグノスティックス・システムズで、分子生物学およびDNAプローブの研究グループ・リーダーなどの役職を歴任。同社入社以前は、ロシュ分子生物学研究所（Roche Institute of Molecular Biology）の細胞生物学・分子遺伝学部の博士課程修了研究者。ニューヨーク市立大学から生物学で理学士号、ロングアイランド大学から微生物学修士号、アルバート・アインシュタイン医科大学から微生物学／免疫学博士号を取得。

リンダ・A・メリル（Lynda A. Merrill） 販売部門バイスプレジデント。1998年6月に販売部門バイスプレジデントとして入社。最近ではベーリンガー・マンハイム・コーポレーション（Boehringer Mannheim Corporation）など、診断業界で20年以上の経験を誇る。同社では、同社の英国の糖尿病治療、ポイント・オブ・ケア（POC：医療時点管理）部の部門ディレクターとしての2年間を含み、販売・マーケティング分野で13年間勤続。同社以前はペンシルベニア州のベーカー・インスツルメンツ社（Baker Instruments）に勤務。パーム・ビーチ・アトランティック大学から医学技術学で理学士号、英国のサセックス大学から経営学修士号を取得。

ラリー・ミムズ博士（Larry Mimms, Ph.D） 開発部門、血液銀行製品担当バイスプレジデント。1994年に研究開発部門ディレクターとして入社、1997年に製品開発部門シニア・ディレクター、1999年に開発部門血液銀行製品担当バイスプレジデントに昇格。1996年以来、米国国立心肺血液研究所の請負契約（National Heart, Lung and Blood Contract）の主任検査官としてHIV-1、HCVおよびHBV検出用血液スクリーニング検査法を開発。1983年から当社入社までは、アボット・ラボラトリーズ社の肝炎 / エイズ事業部門にて様々な役職を歴任。同社入社以前は、ハーバード大学にて細胞生物学・発生生物学分野における国立衛生研究所の博士課程修了研究者。デーヴィッドソン大学から化学理学士号、デューク大学から生物化学博士号を取得。

ハーム・ローゼンマン（Herm Rosenman） バイスプレジデント兼最高財務責任者。2001年6月に入社。当社入社以前は、1997年から2000年は小売業チェーン・消費者製品製造業であるウルトラ・アクイジション・コープ（Ultra Acquisition Corp.）の社長、1994年から1997年は大手ヘルスケア・プロバイダのラッドネット・マネジメント・インク（RadNet Management, Inc.）の社長、さらにそれ以前は、石油化学業界のフォーチュン1,000社企業であるレクシーン・コープ（Rexene Corp.）の最高財務責任者。それ以前はクーパース&ライブラント（現プライスウォーターハウスクーパース LLC）の共同経営者として医薬品業界および通信業界を中心に多数のフォーチュン1,000社を顧客とする。ペース大学から金融・会計学で経営学士号、ペンシルベニア大学ウォートン校から金融学にて経営学修士号を取得。

ピーター・R・シアラー（Peter R. Shearer） 知的所有権部門バイスプレジデント。1998年に入社。当社入社以前は、1987年から1998年まで心臓血管疾患および腎臓病用の療法を開発する生物薬剤会社のサイオス・インク（Scios Inc.）の主任特許顧問、1983年から1987まではワシントンD.C.の民間弁護士事務所の特許弁護士。1978年から1983年まではホフマン-ラ・ロシュ・インク上級特許弁護士として研究部門、診断部門、ロシュ分子生物学研究所の法務を担当。1975年に特許弁護士としてのキャリアをユニオン・カーバイド・コーポレーション（Union Carbide Corporation）にて開始。スティーヴンス工科大学から化学エンジニアリングの工学士号、シートン・ホール大学法学部から法学博士号を取得。

ロビン・ヴェドヴァ（Robin Vedova）　人事部門バイスプレジデント。1988 年に人事部門ディレクターとして入社、1990 年 2 月に人事部門バイスプレジデントに昇格。カリフォルニア大学サンディエゴ市生物医学製造業認可プログラムの顧問、米国訓練開発協会の会員、人事管理協会の会員。当社入社以前は、メリーランド州ボルチモア市のベクトン・ディキンソン社にて 10 年間、人事および安全活動に全責任を担う人事部門ディレクターを含み、多種多様の部門に勤務。フェニックス大学から経営学学士号を取得。

年次株主総会

分配後の、当社の最初の年次株主総会は、2003 年に開催される予定である。同会議は、取締役選出を行う年次株主総会となる。年次株主総会は、当社の本部事務所、あるいはデラウェア州法により許可されるその他の場所あるいは電子的手段により、当社取締役会の決議により適時に設定される日付にて開催される。

取締役会の委員会

当社は取締役会により支配される。当社の取締役会は、分配に先立ち報酬委員会、監査委員会、ならびにコーポレートガバナンスおよび指名委員会を設立する。

報酬委員会　報酬委員会は、従業員以外の取締役のみによって構成される。同委員会の機能には以下が含まれる。

- 当社の取締役、役員およびその他の管理職従業員の報酬、ならびに当社の従業員給付制度の設立および管理に関連する方針、慣行、手続きを審査し、適切な場合にはそれらを取締役会に推薦する。
- 当社の 2000 年度株式参加制度の下での権限を行使する。
- 管理職の人事および育成に関して当社の役員に助言を与え、相談する。

監査委員会　監査委員会は、従業員以外の取締役のみによって構成される。同委員会の機能には以下が含まれる。

- 社内管理の適切性および決算報告の客観性を考慮するために当社の経営陣と定期的に会合する。
- 前述の事項に関して独立監査法人および社内の財務担当者と会合する。
- 独立監査法人の任命を当社取締役会に推薦する。
- 当社取締役会による承認および決議のために、財務計画を審査および報告を推薦する。

独立監査法人および社内の財務担当者はいずれも、監査委員会と定期的かつ内密に会合し、同委員会に無制限にアクセスできる。

コーポレートガバナンスおよび指名委員会　コーポレートガバナンスおよび指名委員会は、従業員でない取締役のみによって構成される。その義務および責任には、以下が含まれる。

- 取締役に選出される被指名者の検討と推薦
- 取締役会の実績の査定
- 取締役会の構成に関するガイドラインの作成
- 当社のコーポレートガバナンス・ガイドラインの検討と実施およびコーポレートガバナンスに関するその他事項の考慮

取締役報酬

当社は現在、分配後に社外取締役に対して支払う報酬を検討中である。当社の社外取締役には類似する他社の取締役への支払いと同等の年間現金依頼料を支払う予定である。また、社外取締役には、取締役会、取締役会委員会会議、年次株式総会への参加に対して現金の追加手数料を提供する予定であるが、取締役会委員会会議が取締役会と同一の日程にて開催された場合には、別個の委員会会議出席手数料は支払わない予定である。

上級役員報酬

報酬委員会は、当社上級役員の報酬制度の管理に責任を担う。

当社の上級役員報酬制度は、能力給の哲学に基づくものとする。当社の制度の下、上級役員報酬は以下の3つの構成要素に基づいている。

- 基本給
- 年間報奨および賞与の支払い
- 長期報奨（ストック・オプションを含むことがありうる）

上級役員報酬制度は、個人の実績程度、当社の予算組みによる収益目標およびその他の財務測定基準に対する当社の実績、当社の長期的財務実績、ならびに株価上昇および再投資配当が予想を達成、上回る、または下回る範囲を含む株主への総合利回りに基づいて、上級役員に価値を提供できるよう策定されている。この制度の策定の下では、予想を上回った時のみに報奨の支払も目標レベルを上回ることが可能である。

基本給　上級役員の基本給は、当人個人の職務に対する当人の持続的実績の査定によって決定される。これには、適切な場合は、個人の実績が当社の業績に与える影響、職務に関して設定された給与の範囲との関連性による現在の給与、経験および昇格の可能性が含まれる。

年間報奨　当社の年間実績報奨制度の下での支払いは、個人目標および会社目標の達成に基づく。会社目標には、収益、収益性および製品上市が含まれる。会社目標を利用することは、上級役員の報奨と当社の財務的成功との間に直接の関連性を確立することになる。上級役員個人が受けうる年間報奨機会は、一般的に当人の給与の25%を目標に設定されている。

長期報奨　当社の長期報奨は、主にストック・オプション付与のかたちで提供される。この報奨付与の目的は、当社の長期的利益および株主の利益を増大し、年間の実績に結びついた報奨を補完することにある。この付与は、株主の増分価値の創出に基づいた報酬を上級役員に提供するものである。

ストック・オプションは、当社の株価が上昇した場合にのみ上級役員に価値を生み出すことから、上級役員の利益を株主の利益に直接結びつけるものである。ストック・オプション付与数は、上級役員の役職レベル、前年度の実績および当人の当社の成功への持続的貢献の潜在性に基づく。上級役員のストック・オプションへの権利は、4年間にわたって既得され、各オプションが権利行使可能となるが、承認後10年間にわたって既得した範囲に限られる。上級役員の利益と株主の利益の関連性を保持するために、上級役員には、本人のストック・オプションの権利行使により取得した株式を、権利行使費用および税金費用を差し引いた後、相当レベルの直接所有権を確立するために利用することが期待される。当社は、上級役員が交付されたストック・オプションの権利行使を通じて満たす持株目標水準を設定する予定である。

報酬要約一覧表

以下の表は、当社の最高経営責任者、ならびに給与および賞与を基準とした場合に、2001 年 12 月 31 日を期末とする年度において最も報酬金額の高かったその他の上級役員 4 名の報酬に関する情報を示したものである。特定の「特別手当」に関する金額は、当該金額が給与および賞与の欄の合計の 10%あるいは 50,000 ドルのいずれか少ない方を超過しない場合には、表示されていない。以下の表およびそれに続く各表で説明されるオプションの対象となる株式は全て、ジェン・プローブ・ホールディング・カンパニー社の当社への吸収合併およびこれに関連するオプション調整ならびに分配に先立ち実施される予定の 1 対 3 の割合による株式併合を反映するために調整されている。オプションの調整に関する詳細情報については、「本件分配 — 組織再編」を参照のこと。

	年間報酬		長期報酬		
氏名	給与（ドル）	賞与（ドル）	ストック・オプションの対象株数（数）	ペイアウト LTIP ペイアウト（ドル）(1)	その他の報酬すべて（ドル）(2)
ヘンリー・L・ノードホフ 社長兼最高経営責任者	$420,000	$300,000	51,918	$ 49,735	$ 12,560
ブルース・A・ヒューブナー エグゼクティブ・バイスプレジデント兼最高業務責任者	259,000	81,000	15,933	53,960	4,515
ダニエル・L・ケイシアン医学博士 シニア・バイスプレジデント兼最高科学責任者	266,458	80,000	12,362	42,630	6,220
ナイル・コンウェイ 営業部門担当バイスプレジデント	251,500	63,000	7,211	3,280	1,042
R・ウィリアム・ボウエン バイスプレジデント兼法律顧問	219,583	60,000	6,263	—	4,556

(1) 長期報奨制度（LTIP）ペイアウトは、主に当社の売上高および収益の実績、ならびに中外製薬の普通株式の株価に基づいて評価されたユニットを基準とした報奨報酬制度に従う支払いを表す。長期報奨制度（LTIP）は、2001 年 8 月 17 日に取り止めとなった。

(2) 当該欄の金額は、これら上級役員のために当社が支払う生命保険料、および当社の 401(k)プランの下での当社の同額拠出支払いから構成されている。

前会計年度のオプション付与

以下の表は、当社が 2001 年 12 月 31 日を期末とする年度中に前記の報酬要約一覧表中の上級役員に付与したストック・オプションに関する情報を示したものである。2001 年度中、当社は合計 596,566 株の普通株式を購入するオプションを上記の報酬要約一覧表に記載されている上級役員に付与した。

氏名	付与ストック・オプションの対象株数（数）	会計年度中ジェン・プローブ社従業員に付与されたオプションのパーセント率(%)	行使価格 ($/SH)	失効日	オプション期間中の推定年間株価上昇率の潜在的実現可能価額（ドル）(1) 5%	10%
					（単位：1,000 ドル）	
ヘンリー・L・ノードホフ	51,918	8.7%	$27.00	8/17/11	$882	$2,234
ブルース・A・ヒューブナー	15,933	2.7	27.00	8/17/11	271	686
ダニエル・L・ケイシアン	12,362	2.1	27.00	8/17/11	210	532
ナイル・コンウェイ	7,211	1.2	27.00	8/17/11	122	310
R・ウィリアム・ボウエン	6,263	1.0	27.00	8/17/11	106	270

(1) 表に記載される潜在的実現可能価額は、オプションがオプション期間終了時に行使された場合に、そのオプションが達成する可能性のある仮定的利益を表す。当該利益は、5%および 10%の推定株価上昇率に基づき、オプションの承認日から失効日まで毎年累積する。5%および 10%の上昇率は米国証券取引委員会の規則に準じて提供されたものであり、当社の将来の株価の見積りまたは予測を表したものではない。オプション権利行使による実際の利益は、もしあれば、当社普通株式の将来の実績および全体的な市況に依存する。潜在的実現可能価額は、オプション権利行使もしくは値上がり株の売却による連邦または州の税務上の影響を計算に入れていない。

前会計年度中のオプション権利行使合計および前会計年度末のオプション価額

以下の表は、2001 年 12 月 31 日を期末とする年度におけるオプション権利行使、および 2001 年 12 月 31 日現在に報酬要約一覧表中の役員が保有する権利未行使のストック・オプションに関する情報を示したものである。

氏名	権利行使により取得された株数	実現価額	2001 年 12 月 31 日現在の権利未行使オプションの対象株数（数） 既得	未得	2001 年 12 月 31 日現在の権利未行使イン・ザ・マネー・オプションの価額(1) 既得	未得
ヘンリー・L・ノードホフ	—	—	48,836	112,963	—	—
ブルース・A・ヒューブナー	—	—	12,209	31,194	—	—
ダニエル・L・ケイシアン	—	—	7,936	22,281	—	—
ナイル・コンウェイ	—	—	5,952	19,115	—	—
R・ウィリアム・ボウエン	—	—	4,944	16,153	—	—

(1) 2001 年 12 月 31 日現在、当社の普通株式には、公開市場は存在しない。したがって、当該価額は、当社取締役会が決定した 2001 年 12 月 31 日現在の対象株式の 1 株当たり 27.00 ドルという時価から、適用される 1 株当たり行使価格を差し引き、対象株数で乗算した数値に基づいて計算されている。

2000年度株式参加制度

2000年8月、当社は、ジェン・プローブ社2000年度株式参加制度を採用した。この2000年度制度の目的は、当社の成功および株主の利益を増大し、株主、従業員、コンサルタントおよび社外取締役の利益を整合するための追加の報奨を提供することにある。2002年3月31日現在、当社は、2000年度制度の下に、当社普通株式1,632,666株を購入するためのオプションを付与している。このオプションの付与は、特定の書面による報酬型従業員給付制度の下での証券発行を適用除外とする1933年証券法のルール701に従ってなされたものである。本情報説明書で説明される発行済オプションの対象となる株式の株数は、計画されているジェン・プローブ・ホールディング・カンパニー社（旧チュウガイ・ファーマUSA・インク）およびこれに関連するオプション調整ならびに分配に先立ち実施される予定の1対3の割合による株式併合を反映するために調整されている。

報奨付与 2000年度制度は、非適格ストック・オプションおよび（法典第422条で定義される）インセンティブ・ストック・オプション（ISO）の付与を承認する。インセンティブ・ストック・オプションは、承認日の最初の応当日以降にのみ権利行使可能となる。2000年度制度の下に付与済みの非適格ストック・オプションはすべて、即時に権利行使可能である。ただし、加入者により購入された未得株数は、当社に有利に作用する買戻権の対象となる。オプションは、承認日から10年以内に失効するものとする。

管理 2000年度制度は、現在、当社取締役会によって管理されているが、分配後は、取締役会が社外取締役に付与された報奨の管理を引き続き行う以外は、報酬委員会が同制度を管理することになる。報酬委員会は、各自、改正後の1934年証券取引所法（Securities Exchange Act）（以下「1934年証券取引所法」）の規則16b条3項で定義される「非従業員取締役」、および法典第162条(m)項で定義される「社外取締役」である取締役3名から構成される。当社は、本情報説明書中、取締役会あるいは報酬委員会のいずれか2000年度制度を管理する方を、「制度管理者」と称する。制度管理者は、報奨を付与する個人、付与の時期、各報奨の対象となる株数、付与される報奨の価格、報奨の受給権および / または権利行使可能性、支払条件、支払方法ならびに各報奨に適用される失効日を決定する権限を有する。制度管理者は、株式参加制度を解釈し、株式参加制度の管理、解釈、適用に関する規則を採択し、当該規則を解釈、改正または撤回し、報奨契約を変更する権限を持つ。ただし、報奨契約の対象とされる報奨の保有者の権利あるいは義務が悪影響を受けないことを条件とする。

2000年度制度のその他の規定条項を条件に、制度管理者は、(1) 報奨の購入価格を、現金、以前保有していた当社普通株式の交付、受取人に対して発行可能な株数の当社普通株式数の減少、またはブローカーが支援する現金なしの権利行使で支払うことを許可し、(2) 報奨の下での給付の受給権確定を加速し、(3) 発行済み報奨に制限付き調整を行い、報奨の転換、引継ぎまたは代用を承認する権限を有する。

適格性 2000年度制度において報奨を受け取る資格を有する者には、当社の従業員、当社が過半数を所有する当社の直接または間接の子会社の従業員、ならびに当社の取締役およびコンサルタントが含まれる。ただし、インセンティブ・ストック・オプションは、当社の従業員、および当社が過半数を所有する当社の直接または間接の子会社の従業員のみに交付される。

普通株式に関する制限 制度管理者は、その無制約の裁量において、オプションの権利行使により購入される株式の所有権および譲渡可能性に対して、制度管理者が適切と判断する制約を課すことができる。当該制約は、該当するオプション契約で説明されており、株式を証拠づける証書上で引用される場合がありうる。

当社のインセンティブ・ストック・オプション契約および非適格ストック・オプション契約の書式は、当社に有利に作用する買戻権および第一購入権を規定する。当社の買戻権に基づき、当社は、当社の普通株式が初めて公開市場で売買される時に先立ち、参加者の雇用、取締役としての在職またコンサルティング契約の終了から90日以内に、当該参加者がオプションを行使して購入した普通株式を、当社普通株式1株の時価に等しい1株当たりの価格で、買い戻すことができる。さらに、当社の第一購入権に基づき、当社の普通株式が初めて公開市場で売買される日に先立って、参加者が、最初に当社に対して、当社の普通株式1株の時価または当該株式の購入候補者もしくはその他の譲受人によって支払われることになる1株当たりの価格のいずれか低い方に等しい1株当たりの価格で、当該株式を購入する機会を与えない限り、

当該参加者がオプションを行使して購入したいずれの普通株式を売却し、またはその他のいかなる人物に譲渡してはならない。当社のインセンティブ・ストック・オプション契約および非適格ストック・オプション契約の書式はさらに、オプションの保有者が、(1) オプションの行使によって購入した普通株式を、当該株式の購入日から 6 ヶ月以内に、売却、交換、移転、譲渡、担保設定、質入れ、担保負担または譲渡しをしてはならず、(2) オプションの行使によって購入した普通株式が上記に説明した買戻権もしくは第一購入権の対象であるかぎりは、当該株式を、売却、交換、移転、譲渡、担保設定、質入れ、担保負担または譲渡しをしてはならないと規定している。

報奨の制限；授権株式数 2000 年度制度の対象となる株式総数は当社の普通株式 2,666,667 株である。

さらに、同制度に基づき一暦年中にいかなる個人に付与され得る報奨の対象となる当社普通株式の合計株式数は、333,333 株を超過しないものとする。

このような性質の報奨制度では一般的であるように、組織再編、合併、統合、併合、資本再構成、再分類、株式分割、資産売却もしくはその他の同様の出来事、または株主への特別配当もしくは財産の分配等の場合には、制度管理者は、その裁量において、2000 年度制度の下に入手可能となる株式の株数と種類、発行済みオプションの対象となる株式の株数、および発行済みオプションの行使価格を調整できる。

2000 年度制度は、当社が、普通株式との関係の有無を問わず、その他のいかなる制度の下に報奨を付与する、またはその他の報酬を承認する権限を制限するものではない。

2000 年度制度はさらに、発行済みオプションおよび非適格ストック・オプションの権利行使により発行された制限付き株式は、2000 年度制度で定義される「経営権の変更」の発生に先立ち、自動的に即時に既得となることを規定している。計画されているジェン・プローブ・ホールディング・カンパニー社の当社への吸収合併、およびジェン・プローブ社普通株式の中外製薬株主への分配は、この目的における経営権の変更を成立するものではない。

ストック・オプション オプションとは、当社の普通株式を、将来の日において、オプション行使価格として知られる予め特定された価格にて購入する権利である。1 株当たりのオプション行使価格は、ストック・オプション承認日当日における株式の時価の 100%を下回らないものとする。しかし、当社、当社の子会社、または親会社のすべてのクラスの株式の議決権の合計 10%超を保有する個人（法典第 424 条(d)項の範疇において）に付与されたインセンティブ・ストック・オプションの場合には、オプション行使価格は、承認日当日における株式の時価の 110%を下回らないものとする。

オプションは、インセンティブ・ストック・オプションあるいは非適格ストック・オプションのいずれかになる。インセンティブ・ストック・オプションの利益は、非適格ストック・オプションとは異なる方法で課税される。インセンティブ・ストック・オプションはさらに、より厳重な制限条項の対象となり、法典および 2000 年度制度によって金額が制限されている。いかなるオプションの権利行使により購入された株式の全額支払いも、制度管理者により承認された要領にて権利行使時に行わなければならない。

2000 年度制度の終了あるいは変更 当社取締役会は、2000 年度制度を何時にもいかなる要領でも変更または終了することができる。準拠法により要求され、または当社の取締役会が必要もしくは賢明とみなさない限りは、いかなる変更にも株主の承認は必要とされない。いかなる場合にも、(1) 当社取締役会により制度が採択された日から 10 年間が満了した日、または (2) 当社の株主により制度が承認された日から 10 年間が満了した日の、いずれか早い方の日付の後は、同制度の下でいかなるオプションも交付されてはならない。発行済みの報奨は変更される可能性があるが、変更が報奨の保有者に悪影響を与える場合には保有者の同意を得ることが条件となる。

雇用契約

当社は、社長兼最高経営責任者であるヘンリー・L・ノードホフと、その雇用条件を規定した雇用契約を締結している。ノードホフの基本給は、同契約により定められており、取締役会（あるいは報酬委員会）の裁量により時折増額されうる。ノードホフの給与は、同契約の下、当人の同意なしに減額されることはない。ノードホフの賞与報酬は、取締役会がその裁量により決定する。当社は、ノードホフに対し、当人

の指定受益者に 100 万ドルの保険金支払いを行う旨定める定期生命保険証券を提供しており、当人の代わりにクラブの年間会員費を支払っている。ノードホフは、適時に発効する当社の退職制度、ストック・オプション制度、保険制度および同様の制度に加入する資格を持つ。当社が正当な理由なくノードホフの雇用を終了する場合には、ノードホフは、給与 6 ヶ月分の一括払いのかたちでの退職金、および最長 6 ヶ月間にわたって引き続き報酬を受け取ることになる。一括払いの退職金と引き続き支払われる報酬はともに、雇用終了時の給与レートに COBRA の費用を加えた額にて支払われる。

当社は、バイスプレジデント兼最高財務責任者であるハーム・ローゼンマンと、経営権変更契約を締結している。同契約は、ローゼンマンの雇用が 2002 年 6 月より前に正当な理由なしに終了する場合（経営権の変更によって終了する場合を含む）には、最高 6 ヶ月間、継続的な報酬のかたちでの退職金を、雇用終了時の給与レートに COBRA の費用を加えた額にて受け取ることを規定している。

当社のその他の役員は、いずれも、当社との雇用契約を締結していない。

特定の関係および関連取引

1995 年 6 月、当社は、中外製薬の子会社でチュウガイ・ファーマ USA・エルエルシーの前身であるチュウガイ・バイオファーマスーティカルズ社との間で、療法分野における当社のハイブリダイゼーション・プロテクション・アッセイ（HPA）技術の利用についてロイヤリティーなしの独占的ライセンスを同社に対して付与し、当社が療法以外の分野においてチュウガイ・バイオファーマスーティカルズ社の特定技術の利用についてロイヤリティーなしの独占的ライセンスの許諾を受けるという内容の、クロス・ライセンス契約を締結した。契約締結から 2002 年 3 月 31 日までの間に、当社は、この契約に基づき、合計 130 万ドルの収益と 210 万ドルの費用を認識した。2002 年 4 月、当社とチュウガイ・ファーマ USA・エルエルシーは、クロス・ライセンス契約を解消する契約を締結した。

1997 年 5 月、中外製薬は、当社の上位手形の当初の元本金額 1,400 万ドルを保証した。2002 年 3 月 31 日現在、その残高は 1,200 万ドルである。同手形の利率は 7.68%であり、利払いは半年ごとに行う。元本は、金額 200 万ドルずつを 2002 年から 2007 年までの毎年 5 月 1 日を期日として返済することになっている。同手形は、当社の本社施設および生産施設のための資金調達に関連したものである。当社が、中外製薬の当該手形に基づく当社の債務の保証人たる地位を終了させることができない場合には、分離・分配契約の条件に基づき、当社は、その時点で未払の同手形の全額を分配日以前に返済することに合意している。分配に関連し、当社は、1,200 万ドルの支払手形を、銀行からの新規のターム・ローンにより借り換える予定である。支払手形の条件により、当社は、債務の早期返済については市場実勢金利に基づいて手形保有者に対し「完全な支払」をする義務を負う。当社では、1,200 万ドルの返済に加え、「完全な支払」として約 100 万ドルの支払が生じることになると予想している。

1997 年 6 月、当社は、当社の直接の親会社であるジェン・プローブ・ホールディング・カンパニー社（旧チュウガイ・ファーマ USA・インク）と、土地賃貸借契約を締結した。同契約に従い、当社は、その上にカリフォルニア州サンディエゴ市ジェネティック・センター・ドライブ 10210 番地の当社施設を建設した土地を賃借している。同賃貸借契約は、年間正味基本賃借料を 525,260 ドル、期間を約 34 年としたものである。契約締結から 2002 年 3 月 31 日までの間に、当社は賃貸借費用として 250 万ドルを認識した。計画されているジェン・プローブ・ホールディング・カンパニー社の当社への吸収合併の後は、当社が同土地を所有することになり、同土地賃貸借契約は終了することになる。

1998 年 9 月、当社は、現在中外製薬の子会社である中外診断科学株式会社と、当社の非ウイルス性微生物診断製品の日本国内での販売に関する販売契約を締結した。契約締結から 2002 年 3 月 31 日までの間に、当社は、この契約の下に 1,100 万ドルの販売収入を認識した。中外診断科学株式会社による売上高は、当社の 2001 年度の収益の 2.4%を占めた。

2001 年 7 月、当社は、中外診断科学株式会社とライセンス契約を締結した。このライセンス契約の当初の期間は 10 年間であり、一方の当事者がもう一方の当事者に対して、現行の契約期間満了時に先立つこと 90 日前に事前通知を与えない限りは、次の 1 年間が自動的に更新される。この契約の条件に基づき、当社は、中外診断科学株式会社に対し、TMA 技術およびハイブリダイゼーション・プロテクション・アッ

セイ（HPA）技術を含む人体の臨床診断分野における当社所有の多種多様の技術について日本における非独占的ライセンスを付与した。同契約の下にライセンス許諾された当社の特許へのアクセスの結果として中外診断科学株式会社によって実現された発見、発明、あるいは改良に関するあらゆる権利および所有権は、中外診断科学株式会社のみに属する。当社は、同契約の発効日前になされた販売に関するライセンス料およびロイヤリティーの支払いを受領しており、また、ライセンスされた技術を組み込んだいかなる製品、または中外診断科学株式会社が開発および商品化したいかなる製品に関しても、これらの製品に関連する当社の特許の 2020 年 12 月に予期される失効まで、ロイヤリティーを受領することになる。契約締結から 2002 年 3 月 31 日までの間に、当社は、同契約の下に合計 220 万ドルのライセンスおよびロイヤリティー収入を認識した。この契約は、契約に関する違反があり、それが治癒されなければ、いずれかの当事者によっても中途解約され得る。当社はさらに、同ライセンス契約に基づき、中外診断科学株式会社が開発した製品を日本国外で販売する権利を取得した。2002 年 5 月、中外製薬は、中外診断科学株式会社を富士レビオ株式会社に売却する契約を締結したと発表した。当社では、この売却が中外診断科学株式会社との当社のライセンスまたは販売契約に重大な影響を及ぼすとは予想していない。

当社は、モレキュラー・ライト・テクノロジー・リサーチ社に 17%の支配権を保有している。当社は、同社から特定の化学発光技術の独占的サブライセンスを保有している。1991 年 1 月 1 日から 2002 年 3 月 31 日までの間に、当社はこのサブライセンスの下に合計 30 万ドルの収益と 1,550 万ドルの費用を認識した。

当社は、上記に説明された取引はすべて、少なくとも関連のない第三者との間で取引を行った場合と同じ程度に、当社にとって有利な条件を備えたものであると信じている。

本件分配

概要

中外製薬の取締役会は、同社とロシュ・ファームホールディング社の子会社である日本ロシュ社との合併、中外製薬の資本および資本準備金の減少、ならびにその他の条件を中外製薬の株主が承認することを条件として、当社の発行済普通株式全部を、中外製薬の株主に対して分配することを承認した。分配において、中外製薬普通株式の株主名簿上の各株主は、基準日である 2002 年 7 月 31 日時点で保有する中外製薬普通株式 1 株につき、ジェン・プローブ社普通株式 0.086 株を受け取ることになる。分配に先立ち、ジェン・プローブ社は、中外製薬が保有するジェン・プローブ社普通株式の発行済株式総数が、分配比率および 2002 年 7 月 31 日現在の中外製薬普通株式の実際の発行済株式総数（自己株式を除く）に基づき分配される株数（端株を含む）と同一となるよう、ジェン・プローブ普通株式の見積 1 対 3 の割合による株式併合に調整を行う。2002 年 3 月 31 日現在、中外製薬の発行済普通株式総数は 252,024,072 株（自己株式 44,492 株を除く）であった。2002 年 3 月 31 日時点で有効な転換価格を前提とすれば、中外製薬の転換社債によりさらに 54,562,926 株の中外製薬普通株式が発行可能であり、同転換社債権者の選択によって 2002 年 3 月 31 日から 2002 年 7 月 31 日の間に発行される可能性がある。転換社債を除き、中外製薬には、それによって 2002 年 7 月 31 日以前に中外製薬の普通株式が発行され得るような他の証券または権利は存在しない。2002 年 7 月 31 日時点で、中外製薬は、一切の自己株式を保有していないと予想される。

2002 年 3 月 31 日現在の中外製薬普通株式の発行済株式総数を前提とすると、中外製薬普通株式の株主名簿上の株主は、基準日時点で所有する中外製薬普通株式 1 株につき 49.575 円の現金分配を受ける。実際の現金分配の金額は、基準日現在の中外製薬普通株式の発行済株式総数に基づいて決定される。租税条約その他の理由により、株主が 20%未満の税率で日本国の源泉徴収の対象となる場合を除き、中外製薬は、分配の現金部分を全額控除し、株主に代わって同金額を日本国税務当局に支払うことになるので、端株の代わりに支払われる現金を除いては、株主に対して実際に現金が交付されることはないことになる。分配において中外製薬の株主が受け取る当社の普通株式は、中外製薬と日本ロシュの合併において受け取られる対価ではない。

組織再編

2002年3月、当社の直接の親会社であるチュウガイ・ファーマ USA・インクは、組織再編を開始した。これにより、当社は中外製薬株式会社の完全子会社になる予定である。現在までに、組織再編は以下の手続を伴っている。

- 中外製薬が新しい完全子会社であるチュウガイ・USA・インク（Chugai U.S.A., Inc.）を設立
- チュウガイ・ファーマ USA・インクが不動産賃借権およびその他の特定の資産をチュウガイ・USA・インクに移転および譲渡
- チュウガイ・ファーマ USA・インクの別の子会社であるチュウガイ・バイオファーマスーティカルズ・インクが、デラウェア州有限責任会社に組織変更し、チュウガイ・バイオファーマスーティカルズ・エルエルシー（Chugai Biopharmaceuticals, LLC）となる。
- チュウガイ・ファーマ USA・インクが、チュウガイ・バイオファーマスーティカルズ・エルエルシーの発行済社員持分を全てチュウガイ・USA・インクに売却
- 中外製薬が、チュウガイ・ファーマ USA・インクに現金出資を行い、この出資により、チュウガイ・ファーマ USA・インクは現金7,500万ドルを保有
- チュウガイ・ファーマ USA・インクが、社名をジェン・プローブ・ホールディング・カンパニー・インクに変更
- チュウガイ・バイオファーマスーティカルズ・エルエルシーが社名をチュウガイ・ファーマ USA・エルエルシー（Chugai Pharma USA, LLC）に変更

分配に先立ち、ジェン・プローブ・ホールディング・カンパニー社は、当社に吸収合併される。この結果、当社は現金7,500万ドル、ならびにカリフォルニア州サン・ディエゴ市内の当社本社建物の敷地および隣接する土地37エーカーとその土地上の建物等を取得することになる。当社は、ジェン・プローブ・ホールディング・カンパニー社の当社への吸収合併において当社が受け取る現金および土地に対応して、ジェン・プローブ・ホールディング・カンパニー社が現在保有している当社の株式数を超える数の当社普通株式を中外製薬に対して追加発行しない。その代わり、当社は、この吸収合併に関して、当社普通株式を購入するための全ての発行済オプションを調整する。各オプションの対象となる株式数は、この吸収合併によって当社に与えられる現金および土地を認識するために、0.8241対1の割合によって減少させられる。この調整の結果、当社におけるオプション保有者による総所有割合は中外製薬による総所有割合に比べて相対的に減少するが、この減少は、仮に吸収合併に関連して当社普通株式が中外製薬に対し追加的に発行された場合に、当該新株式発行の結果として生じる減少に比例するものである。本情報説明書で説明されているオプションの対象となる株式（当社の過去の財務諸表で説明されている株式および1株当たりの金額を除く）は全て、合併およびそれに関連するオプション調整、ならびに分配に先立ち実施される予定の1対3の割合での株式併合を反映させるために調整されている。

以下の図は、組織再編前と組織再編後の当社の企業構造（ただし、当社の子会社を除く）を示したものである。



組織再編前
中外製薬株式会社
チュウガイ・ファーマUSA・インク
ジェン・プローブ・インコーポレイテッド
チュウガイ・バイオファーマスーティカルズ・インク
組織再編後
中外製薬株式会社
ジェン・プローブ・インコーポレイテッド
チュウガイUSA・インク
チュウガイ・ファーマUSA・エルエルシー

分配後、中外製薬は当社に対する持分を一切有しない。

分配の実施要領

分配に関連する一般的条件は、当社と中外製薬との間の分離・分配契約に定められている。分離・分配契約に基づき、分配は、分配日当日の米国東部標準時間午後 11 時 59 分に発効する予定である。分配日は 2002 年 9 月 15 日頃になるものと当社では予想している。基準日現在において所有する株式が本人名で登録されている大半の中外製薬株主については、当社の名義書換代理人が、ジェン・プローブ社普通株式を、ジェン・プローブ社普通株式の保有のために設けられた直接登録（direct registration）口座にブック・エントリー方式により名義登録する。当社の分配代理人は、かかる株主名簿上の各株主に対して、ジェン・プローブ社普通株式を所有していることを示した明細書を送付する。直接登録制度のブック・エントリーとは、当社株式の所有を当社の株主名簿に記録する方法を意味し、現物の株券は要請に応じてのみ発行される。証券会社またはその他の名義人を通じて中外製薬普通株式を保有する株主は、それらの証券会社またはその他の名義人に連絡を取り、分配によって受領したジェン・プローブ社普通株式を証券会社口座に振り替えるよう手配することができる。詳細は、「一直接登録制度」を参照のこと。下記でさらに説明するとおり、端株は分配されない。

中外製薬の株主は、分配において受け取る当社普通株式について支払いをしたり、また、当社普通株式を受け取るために中外製薬普通株式の引渡しもしくは同株式との交換をしたりする必要はない。

当社の普通株式の端株は、分配の一環として、中外製薬の株主に対して発行されることも、ブック・エントリー方式により株主名簿に名義登録されることもない。その代わり、分配代理人は、分配日以降に実現可能な限り早急に、名義上の株主が保有する当社普通株式の端株を 1 株単位にまとめた上、公開市場において実勢市場価格で売却し、その後、この売却代金総額を、当該端株を受け取ったはずである株主に按分比例で分配する。この支払金額は、分配日の直後に分配代理人が当社普通株式の端株の合計を公開市場で売却した価格次第となる。かかる売却代金は、米ドル建てになるとみられるが、当社では、株主に支払うべき金額を日本円に転換する予定である。売買委託手数料およびコミッションは全て当社が負担する。この売買手数料およびコミッションの金額は、当社にとって重大なものにはならないと予想される。

中外製薬により行われる現金分配は、20%の源泉徴収税率が適用されると仮定した場合に当社普通株式および現金の分配に課せられる日本国の源泉徴収額に充当するに十分な金額となることが意図されてい

る。分配の税務上の取扱いの説明については、「米国連邦税および日本国税務上の取扱い — 米国の税務上の影響」を参照のこと。

分配において当社普通株式を受け取る資格を有するためには、中外製薬の株主は基準日である 2002 年 7 月 31 日当日の営業終了時（日本時間）の株主名簿上に登録されていなければならない。

分配は上記に説明された要領にて実施されるため、当社の株主の多くは、100 株未満の半端な単位の当社株式を保有する可能性がある。半端な単位の株式を売却する投資家は、100 株単位の半端でない株式を売却する投資家より高い料率での売買委託手数料およびコミッションを支払わなければならない可能性があるが、当社の名義書換代理人（「直接登録制度」を参照のこと）を通じて半端な単位の株式を売却する株主は、100 株単位の半端でない株式を売却する投資家と同一の料率の売買委託手数料およびコミッションを支払うことになる。

直接登録制度

当社は、当社の普通株式の名簿上での所有に関し、直接登録（ブック・エントリー）プログラムを設ける。直接登録とは、株券の現物の発行を伴わずに、株式を電子的に保有、報告および移転することを可能にする名簿管理の一方法である。当社普通株式を取得する者は（株券が特に要請されない限り）現物の株券を受け取ることはなく、代わりに、当社株式の所有がかかる者の名義において当社の帳簿に電子的に記録される。直接登録は、株券の盗難、紛失または遺失に関連する問題を解消し、当社普通株式の所有の移転に関連する書類作成事務を軽減することを意図するものである。

直接登録の下では、当社普通株主の議決権、配当請求権、ならびにその他の権利および利益は、株券保有者のそれと同一である。

分配の前後において、当社は、基準日現在の中外製薬の株主名簿上の株主に対し、適切な数の当社普通株式が直接登録により当該株主に発行されたことを確認する明細書を送付する。直接登録によって株式を保有し続ける株主は、少なくとも、直接登録制度によりかかる株主が保有しているジェン・プローブ社普通株式の保有に関する年次口座明細書を受け取る。ジェン・プローブ社普通株式を表章する現物の株券を希望する株主は、名義書換代理人であるメロン・インベスター・サービシーズ社に要請し、株券を発行してもらうことができる。

株式の売却のために証券会社のサービスを利用するためには、直接登録により株式を保有している株主は、まず自己の株式を証券会社の下の自己の口座に移転する手続をとらなければならない。

デポジタリー・トラスト・カンパニー（Depositary Trust Company）（以下「DTC」）の会員である（あるいは DTC と取引関係にある）証券会社またはその他の名義人を通じて中外製薬普通株式を保有する株主については、以下の 3 つの方法のいずれかを利用して、自己の株式を直接登録口座からブローカー口座に移転するよう手配することができる。

方法 1　株主は、自己の証券会社に対し、自己の直接登録明細書（direct registration statement）に記載されている自己の口座情報を提供し、直接登録制度により保有している株式を証券会社に移転するよう指示することができる。

方法 2　株主は、「ブローカー・ディーラー授権書式（Broker-Dealer Authorization Form）」（以下「BDAF」）を完全に記入し、同書類を当社の名義書換代理人に引渡すことができる。名義書換代理人は、適切な証券会社情報を直接登録口座に追記し、これにより株主は、電話または書面によって自己の保有株式をその直接登録口座から証券会社口座に移転することができる。

方法 3　現物の株券の発行を要請し、当該株券を証券会社に引渡すことによっても、ジェン・プローブ社株式を株主の直接登録口座から当該株主の証券会社の口座に移転することができる。

方法 1 から 3 は、原則として、日本国居住者の株主には利用可能とならないと予測される。

直接登録により所有される当社普通株式は、当社の名義書換代理人であるメロン・インベスター・サービシーズ社の関連会社であるメロン・バンク・エヌ・エー（Mellon Bank N.A.）のサービスを通じて、売却または譲渡できる。売却は、名義書換代理人を通じて実施可能な時に、少なくとも毎週1度は行われる。名義書換代理人は、特定の日または特定の価格での株式売却の指示を受けることはできない。1株当たりの株価は、該当期間中に名義書換代理人がブック・エントリー方式の株主のために売却した全ての当社普通株式の1株当たり平均価格となる。この株式売却方法は、日本国の外国証券業者に関する法律のため、原則として日本国居住者の株主には利用可能ではない。

日本国居住者である株主に関しては、日本法上、直接登録制度を通じて保有される当社普通株式は、原則として、日本国において登録を受けている証券会社を通じて売却または譲渡されなければならないとされている。日本国の居住者は、当社普通株式を売却する前に、一般にまず最初に DTC の会員である（もしくは DTC と取引関係にある）米国のカストディアンを持つ日本国において登録を受けている証券会社に外国証券取引口座を開設した上で、直接登録制度を通じてまたは BDAF を作成することによって、自己の保有株式を当該証券会社の外国証券取引口座に移転しなければならない。日本国居住者が保有する株式は日本国において登録を受けている証券会社を通じて売却、譲渡されなければならないという規制のため、分配においてジェン・プローブ社の普通株式を受け取る日本国居住者は、保有するジェン・プローブ社株式の売却にあたって遅延を経験する可能性がある。

分配の理由

中外製薬は、ロシュ・ファームホールディング社との間で、中外製薬と日本ロシュ社の事業が統合され、ロシュ・ファームホールディング社が、中外製薬の支配持分を取得することになる契約を締結した。日本ロシュ社は、日本法に基づいて中外製薬に吸収合併されることになり、この合併においてロシュ・ファームホールディング社は中外製薬の普通株式を受け取る。合併に先立ち、ロシュ・ファームホールディング社は、中外製薬の現在の発行済株式総数の約 10%にあたる株数の株式を、中外製薬の現在の一般株主から購入する公開買付けを行い、さらに、中外製薬から新規発行の中外製薬普通株式を現金購入することができる。この取引の完結の結果、ロシュ・ファームホールディング社は、中外製薬の発行済株式総数の50.1%を保有することになる。

中外製薬およびロシュ・ファームホールディング社は、中外製薬の当社への持分を中外製薬が処分しない限り、両社が予定している取引は、米国の反トラスト法当局による、結果が不確実な長期にわたる審査を必要とするような深刻な反トラスト法上の問題を提起する可能性があり、結果としてジェン・プローブ社を分離・売却する必要につながりうるとの結論に達している。かかる問題は、ジェン・プローブ社とロシュ・ファームホールディング社の一または複数の子会社の親会社であるロシュ・ホールディング・エルティーディー（Roche Holding Ltd.）が、米国およびその他の地域において、診断・血液スクリーニング技術および製品に関する既存の重要な革新者ならびに供給者であるという事実に起因する。したがって、中外製薬およびロシュ・ファームホールディング社は、取引の過度の遅延および取引が阻止されるリスクを伴わずに両社が予定している取引を実行できるようにするため、中外製薬とロシュ・ファームホールディング社の間の取引の完結に先立って、中外製薬が同社のジェン・プローブ社に対する持分を分離・売却することを決定した。中外製薬は、株式分配によるジェン・プローブ社のスピンオフを通じてジェン・プローブ社の分離を実行することが、中外製薬の株主にとって最も有利な選択肢であると決定した。

分配の結果

分配後、当社は、臨床診断事業および血液スクリーニング事業を所有、運営する独立した株式公開会社となる。発行済みのストック・オプションが一切行使されないと仮定すると、分配直後における当社の普通株式の株主数は約 21,000 名、普通株式の発行済株式総数は約 21,666,666 株になると当社では予想している。実際に分配される株数は、基準日当日における中外製薬の発行済普通株式総数に基づいて決定される。

現在既に発行済みの、および分配後に発行済みとなる、当社普通株式を購入するためのオプションに関する情報については、「経営陣」を参照のこと。分配に先立ち、当社は、中外製薬およびチュウガイ・ファーマ USA・エルエルシー（当社の旧兄弟会社のチュウガイ・バイオファーマスーティカルズ・インクの

後継会社）と、特に税金の補償に関する契約を締結する。これらの契約に関する詳細説明については、「中外製薬、同社の関連会社およびジェン・プローブ社の間の取決め」を参照のこと。

分配は、中外製薬の発行済普通株式総数、または中外製薬の株主のいかなる権利にも影響を及ぼすことはない。

当社の普通株式の上場および売買

現在、当社の普通株式には公開市場は存在しない。当社は、ナスダック・ナショナル・マーケットでの当社普通株式の店頭気配公示および売買を申請している。当社は、売買は、分配に先立って発行日取引ベースで開始されると予想している。発行日取引（when-issued trading）とは、証券の発行が授権されているものの未発行であることから条件付きで行われる取引を意味する。当社では、分配日翌日の取引初日において、当社普通株式の発行日取引は終了し、普通取引が開始されるものと予想しているが、分配直後に十分な数の株式が売買に供され得ない場合には、分配日以降も限定された期間、発行日取引が継続する可能性がある。普通取引（regular-way trading）とは、証券が発行された後の取引を意味し、通常、取引日から丸3営業日目に決済される売買を伴う。

当社は、分配日の前、当日、または後における当社の普通株式の取引価格を保証することはできない。当社の普通株式が完全に分配され、秩序ある市場ができるまでは、当社普通株式の株価は大幅に変動する可能性があるが、当社では分配前に発行日取引市場を設けることにより、分配後の当社普通株式の株価を安定させる効果があると信じている。また、分配後に株主が保有する当社普通株式と中外製薬普通株式の売買価格の合計は、分配前の中外製薬普通株式の売買価格を下回り、これと同額になり、または上回る可能性がある。

中外製薬の株主に分配される株式は、当社と特別の関係または結合関係にある人々が受け取る株式を除き、自由に譲渡可能となる。分配後に当社の関係者であるとみなされる人々には、一般的に、当社を支配する個人もしくは団体、当社により支配される個人もしくは団体、または当社と共通の支配下にある個人もしくは団体が含まれる。これには、当社の役員および取締役の全部または一部が含まれる可能性がある。当社の関係者である者は、1933年証券法に基づく有効な登録届出書に従うか、または、1933年証券法の登録要件免除（1933年証券法第4条(2)項および1933年証券法に基づくルール144による免除など）に従う場合にのみ、株式の売却が許される。

本情報説明書を提供する理由

本情報説明書は、分配においてジェン・プローブ社の普通株式を受け取る中外製薬の株主に情報を提供するという目的においてのみ、中外製薬によって提供されるものである。これは、ジェン・プローブ社のいかなる証券の売買の勧誘または奨励とも解釈されるべきものではない。ジェン・プローブ社は、本情報説明書に記載される情報が、表紙記載の日付現在において正確なものであると信じている。同日付の後に変更が発生する可能性があるが、ジェン・プローブ社は、通常の過程における開示義務および実務慣行に基づく場合を除き、情報の更新を行わない。

米国連邦税および日本国税務上の取扱い

以下は、ジェン・プローブ社の普通株式の分配における受領、所有および処分に関する米国連邦税ならびに日本国税務上の取扱いについての要約である。「米国株主」とは、分配においてジェン・プローブ社の普通株式を受け取る中外製薬株式の実質的所有者であって、(i) 米国の市民もしくは居住者、(ii) 米国の連邦・州・コロンビア特別地区（ワシントン D.C.）の法律に基づき同地において設立あるいは組織された法人もしくはパートナーシップ、(iii) 所得源泉に関わりなく所得が米国連邦所得税の対象とされる遺産、あるいは(iv) (A) 米国の裁判所が信託の管理に対して第一監督権を行使でき、(B) 米国の単複の受託者が信託に関するすべての重大な決定を支配する権限を有するという、2つの基準に見合う信託のことである。非米国株主とは、分配においてジェン・プローブ社の普通株式を受け取る中外製薬株式の実質的所有者で、米国株主以外の者のことである。「日本国株主」とは、分配においてジェン・プローブ社の普通株式を受け取る中外製薬株式の実質的所有者であって、日本国の税務上の目的において日本国の居住者である者のことである。

以下の株主への重要な税務上の影響の要約は、一般的情報としてのみ本文書に含まれているものであり、株主に関連する税務上の取扱いのすべてに対処することを意味するものではない。この要約は、米国および日本国以外の司法管轄圏における分配の税務上の影響については対処していない。株主は、分配におけるジェン・プローブ社の普通株式の受取、同株式の所有および処分に関する本人への特定の税務上の影響に関しては、各自の税務顧問に相談するよう強く勧めるものである。

本要約は、特定の株主の税務上のポジションに関連する、もしくは証券会社、金融機関、保険会社や非課税団体のディーラーに適用される税法規のような特別税制規則の対象とされる株主に関連する可能性がある米国連邦税のすべての面を扱っているわけではないし、または、米国連邦税法上の影響に関しては、中外製薬の普通株式もしくはジェン・プローブ社の普通株式を「ストラドル」、「ヘッジ」もしくは「転換取引」の一環として保有する納税者、あるいは外国人に影響する法規の対象となる非米国株主を扱っていない。本要約は、米国の州および地方の税制または米国および日本国以外のいかなる司法管轄圏における税務上の影響についても、一切、触れていない。

本要約は、現行の制定法、規制、決定および裁判所判決、ならびに現行の日米間の租税条約（以下「日米所得税条約」）および遺産税・贈与税に関連する現行の日米間の条約（以下「日米相続税条約」）に基づく。これらはすべて変更される可能性があり、かかる変更のいかなるものも本要約の継続的有効性に影響を及ぼす可能性がある。

米国の税務上の影響

ジェン・プローブ社の普通株式の分配

米国株主　中外製薬は、ジェン・プローブ社の普通株式の分配が 1986 年改正内国歳入法典（Internal Revenue Code）（以下「内国歳入法典」）の下で免税の適用があるとの米国内国歳入庁（IRS）の決定を求める申請を行っている。米国内国歳入庁（IRS）は、この決定を特定期間以内に発する義務はなく、また、仮に申請の目標と異なる結論に達しない場合でも決定を発しないことができる。中外製薬が同株式分配は免税分配として適格であるとの決定を受けた場合には、一般的にかかる決定は米国内国歳入庁（IRS）に対して拘束力を有するものの、同決定の有効性は、決定を求める申請に関連して中外製薬によってなされる事実表明および前提の正確さを条件とする。中外製薬では、かかる表明および前提を不正確にするような、いかなる事実または状況も認識していない。分配日の前に IRS から有利な決定を得られない場合には、中外製薬の法律顧問であるヒューズ・ハバード・アンド・リード・エルエルピー（Hughes Hubbard & Reed LLP）は、分配日に、中外製薬に対し、同事項については疑問の余地がないわけではなく、米国内国歳入庁（IRS）または裁判所が異なる結論に至る可能性があるものの、同株式分配は、米国連邦所得税法上、免税となる可能性が高いとの趣旨の意見を提供する予定である。この意見は、米国内国歳入庁（IRS）の決定申請に関してなされた表明および前提の正確性が継続することを含む、通常の表明および前提、ならびに分配およびその関連取引が、本情報説明書および本情報説明書中で説明されているその基となる契約に記載された方法で生じており、または生じるとの前提に服する。本情報説明書の日付と分配日の間に起こる関連事実または適用される法のいかなる変更も、同法律顧問が意見を提供できるかどうかに影響を及ぼす可能性があり、また、意見の結論もその後の事実または適用される法の変更に影響され

る可能性がある。法律顧問の意見は、米国内国歳入庁（IRS）または裁判所に対して拘束力を有するものではない。さらに、当社に有利な米国内国歳入庁（IRS）の決定または法律顧問の意見を受領することはいずれも、分配の完了の条件ではない。

株式の分配が免税となる分配として適格とされる場合には、以下のとおりとなる：

(1) ジェン・プローブ社普通株式の受領において、米国株主による損益は一切認識されない（また、その金額は同株主の所得に一切含まれない）。

(2) 分配直後に米国株主の手元にあるジェン・プローブ社普通株式と中外製薬の普通株式の合計課税ベースは、分配直前の米国株主の中外製薬株式における課税ベースと同一となり、かかる合計課税ベースは、ジェン・プローブ社の普通株式と中外製薬普通株式の分配直後のそれぞれの時価によって、2社の株式の間で配分される。

(3) 米国株主によって保有される中外製薬株式は資本資産として保有されると仮定すると、分配において米国株主が受け取るジェン・プローブ社の普通株式の保有期間は、同米国株主の中外製薬株式の保有期間を含むものとする。そして、

(4) ジェン・プローブ社普通株式の端株の代わりに現金を受け取る米国株主は、(i) 分配において端株を受け取った、そして次に(ii) 端株を売却し現金を得たものとして、取り扱われることになる。したがって、米国株主は、その端株の課税ベース（上記の(2)により決定される）と受け取る現金との差額に等しい損益を認識する。損益は、米国株主が端株を資本資産として保有したとすれば、キャピタルゲインまたはキャピタルロスとなり、米国株主が中外製薬株式を 1 年を超えて保有していた場合には、長期キャピタルゲインまたは長期キャピタルロスとなる。

米国内国歳入庁（IRS）が、株式分配は免税分配として適格ではないと主張することに成功した場合には、分配されたジェン・プローブ社普通株式の分配日当日の時価に等しい金額が課税対象配当扱いとされる。かかる課税対象分配は、最初に中外製薬の当期収益および累積利益（米国連邦所得税の目的において決定されるとおり）の範囲まで配当として、次に米国株主の中外製薬株式における課税ベースの範囲まで免税の資本の返還として、そして最後にキャピタルゲイン（中外製薬株式が資本資産として保有されたと仮定した場合）として、課税されることになる。株式分配が免税分配として適格とされない場合には、米国株主のジェン・プローブ社普通株式における課税ベースは、ジェン・プローブ社普通株式の分配日当日の時価に等しい金額となり、当該株主のジェン・プローブ社普通株式の保有期間は、分配日の翌日に開始することになる。

分配に関連して米国株主が受け取る現金（日本国源泉徴収税の支払いに充当される現金を含む）は、株式分配が免税分配として適格とされるか否かに関わらず、課税対象配当金として取り扱われることになる（ただし、株式分配が免税分配として適格とされる場合、端株の代わりに受け取る現金は、上記に説明された要領にて取り扱われる）。

財務省（Treasury）規則により、分配においてジェン・プローブ社の普通株式を受け取る米国株主は各自、分配が発生する課税年度の連邦所得税申告に、株式分配が免税扱いに適格となると仮定した場合に、免税分配に関する内国歳入法典の規定条項の同分配への適用可能性を示した計算書を添付することが命じられる。中外製薬では、米国株主にこの要件の遵守に必要な情報を提供する。

分配に関連して米国株主によって認識される配当所得はいかなるものも、一般的に、国外源泉所得として取り扱われる。米国株主は、一般的に適用される条件を満たすときは、分配に関して課される日本国源泉徴収税について外国税額控除を受ける権利を有することになる。

非米国株主　非米国株主（分配からの所得が米国内での取引行為もしくは事業行為に実質的に関連する非米国株主以外）は、分配によるジェン・プローブ社の普通株式あるいは現金の受取に関して米国連邦所得税の対象となることはない。

配当に対する課税

米国株主　ジェン・プローブ社の普通株式について支払われるいかなる配当も、最初にジェン・プローブ社の当期収益および累積利益（米国連邦所得税の目的において決定されるとおり）に関する普通配当所得として、次に米国株主のジェン・プローブ社普通株式における課税ベースの範囲までは免税の資本の返還として、そして最後にキャピタルゲイン（ジェン・プローブ社普通株式が資本資産として保有されたと仮定する）として、課税されることになる。ジェン・プローブ社から配当を受け取る米国法人は、一般的に適用される条件を満たすときは、原則として内国歳入法典の下に米国法人に認められている受取配当金の控除を適用することができる。

非米国株主　ジェン・プローブ社が非米国株主に対して支払う配当金は、適用される租税条約による軽減源泉徴収税率が適用されない限りは、一般的に、税率 30%で米国連邦所得税の源泉徴収税の対象とされる。日米所得税条約の軽減税率が適用される日本国株主に対する源泉徴収税率は、原則として 15%である（ただし、配当支払日に先立つジェン・プローブ社の課税年度の一部期間ならびにジェン・プローブ社の前課税年度の全期間においてジェン・プローブ社の議決権付株式の少なくとも 10%を所有する法人である適格日本国株主の場合においては、10%までのさらなる税率の軽減が可能である）。

条約による軽減源泉徴収税率の適用を受けるためには、非米国株主は、ジェン・プローブ社もしくはその代理人、または適格仲介人に対し、当人が軽減源泉徴収税率に適格であることを証明するため（違反すれば偽証罪に問われる）署名された実質所有者源泉徴収証明書（Form W-8BEN）を提出する必要がある。源泉徴収証明書では、非米国株主は、いくつかの必要情報、特に当人の氏名、本籍、ならびに軽減源泉徴収税率の適用根拠（適用される条約の規定条項を含む）を提供しなければならないが、米国納税者番号を提供する必要はない。源泉徴収証明書は、3 年間、あるいは状況の変化により源泉徴収証明書の情報のいずれかに変更が必要となる時まで有効とされる。ジェン・プローブ社の普通株式が外国パートナーシップもしくは外国中間介在人によって、またはそれらを通じて保有される場合には、当該パートナーまたは実質所有者のみならず当該パートナーシップまたは中間介在人も、証明書の要件を満たす必要が生じる可能性がある。条約による軽減源泉徴収税率の適用を受けることができる非米国株主が 30%の税率で米国源泉徴収税を支払う場合には、米国内国歳入庁（IRS）に税金還付請求書を提出することによって、かかる源泉徴収税の超過支払分の還付を受けることができる。

源泉徴収税は、配当が非米国株主の米国内での取引行為または事業行為に実質的に関連することの証明書（フォーム W-8ECI）を、ジェン・プローブ社またはその代理人に提供する非米国株主に支払われる配当金には適用されない。その代わり、その実質的に関連する配当は、一般的にあたかも非米国株主が米国居住者であるかのように、純利益ベースにて通常の米国の所得税の対象とされる。適用される所得税条約上の税負担軽減に適格とされ、同条約への依存を米国内国歳入庁（IRS）に開示している非米国株主に関しては、実質的に関連する配当は、一般的にそれが当株主によって維持される米国内の恒久的施設に帰属する場合にのみ、純利益ベースにて米国連邦所得税の対象とされる。さらに、実質的に関連する配当を受け取る非米国法人株主も、内国歳入法典に明示された特定の項目を調整した当該課税年度の実質的に関連する収益および利益に対して、税率 30%（適用される条約による軽減あるいは免税に従う）にて課される追加「支店利益税」の対象となる可能性がある。日米所得税条約では、（条約漁り防止特別規則に抵触しないことを条件として）条約上の税負担軽減に適格とされる日本国法人の支店利益税の免除を規定している。

キャピタルゲインに対する課税

米国株主　ジェン・プローブ社の普通株式の売却または交換にあたり、米国株主は、一般的に、米国株主のジェン・プローブ社普通株式における課税ベースと実現金額との差額に等しい米国連邦所得税目的の損益を認識することになる。かかる損益は、ジェン・プローブ社普通株式が米国株主の手元にある資本資産の構成要素となるとすれば、キャピタルゲインまたはキャピタルロスとなり、米国株主がジェン・プローブ社の普通株式を 1 年超保有していた場合には、長期キャピタルゲインまたは長期キャピタルロスとなる。

非米国株主　非米国株主は、一般的に、ジェン・プローブ社の普通株式の処分にあたって認識される利益に関しては米国連邦所得税の対象とされない。ただし、(i) 利益が非米国株主による米国内での取引

行為もしくは事業行為に実質的に関連する場合、(ii) 非米国個人株主の場合においては、非米国株主が株式を処分した課税年度に米国内に 183 日以上滞在し、(a) 当該個人の米国連邦所得税上の目的における「課税上の住所」が米国内に存在する（当該利益が当該個人によって維持される外国の恒久的施設に帰属し、少なくとも10%の外国課税の対象とされている場合を除く）か、もしくは (b) 利益が当該個人によって維持される米国内の事務所あるいはその他の事業を行う一定の場所に帰属するかのいずれかの場合、または (iii) ジェン・プローブ社が、当該処分に先立つ 5 年間、もしくは当該非米国株主の保有期間のいずれか短い方の期間内に、いずれの時においても内国歳入法典の第 897 条(c)項(2)の範疇における「米国不動産保有会社」であり、かつ、ジェン・プローブ社の普通株式が公開取引されている時に、当該非米国株主が当該期間中、いずれの時においても直接的または間接的に 5%を超えるジェン・プローブ社普通株式を保有していた場合、を除く。ジェン・プローブ社は、現在にいたるまで米国不動産保有会社ではなく、将来においても、そうなる予定はないものと確信している。

米国における情報報告要件および保全源泉徴収

ジェン・プローブ社は、一般的に米国内国歳入庁（IRS）および各株主に対し、毎年、配当金支払額、受取人の氏名および住所、ならびに各株主に関して源泉徴収された米国連邦所得税額を報告しなければならない。配当および源泉徴収税を報告する情報申告書の写しは、非米国株主が所得税条約の規定条項の下に居住者である国の税務当局にも入手可能とされる可能性がある（日本国株主に関しては、当該申告書の写しは、日米所得税条約の下に日本国税務当局に入手可能とされる場合がある）。

特定の状況の下においては、米国株主は、ジェン・プローブ社普通株式に関する配当金収入、または同株式の売却もしくは交換による現金収入を保全源泉徴収の対象とされる可能性がある。保全源泉徴収は、米国株主が、(i) 源泉徴収義務者に、個人にとっては社会保障番号に当たる納税者番号（TIN）の通知を怠った場合、(ii) 不正確な納税者番号を通知した場合、(iii) 米国内国歳入庁（IRS）から、連絡しなかった利息および配当の支払いについて正しい報告を怠ったとの通知を受けた場合、または(iv) 正確な納税者番号を連絡しなかったこと、利息および配当の支払いを報告しなかったことが保全源泉徴収の対象となる旨の通知を米国内国歳入庁（IRS）から受けていないことを証明することを怠った（違反すれば偽証罪に問われる）場合にのみ、米国株主に適用される。保全源泉徴収は、法人および非課税団体などの特定の非課税米国株主には適用されない。

非米国株主は、取引が仲介人の米国事務所により、または同事務所を通して実施される場合の処分代金に関する情報報告と保全源泉徴収を回避するためには、本人の非米国株主としての立場を証明する必要がある。

米国の情報報告および保全源泉徴収は、一般的に、取引が非米国仲介人の非米国事務所を通して米国外で実施された場合のジェン・プローブ社普通株式の処分代金の支払いには適用されない。しかし、一般的に仲介人が、(i) 米国人、(ii) 特定期間においてその総所得の 50%以上を米国内の取引行為あるいは事業行為から得ている外国人、(iii) 内国歳入法典で定義される被支配外国法人、もしくは(iv) 仲介人が記録上、株主は被米国株主であり特定の条件を満たしているとの文書証拠を有している場合か、または株主がそれ以外に免税対象であることを立証する場合、を除き、米国との特定の関連を有する外国パートナーシップである場合には、当該支払金には保全源泉徴収は適用されないものの、情報報告は要求される。

保全源泉徴収は、追加税額ではない。保全源泉徴収の対象となる人物の納税額からは、保全源泉徴収額相当額が控除される。源泉徴収の結果として税金が支払い超過となる場合、米国内国歳入庁（IRS）に税金還付請求書を提出することによって、還付を受けることができる。保全源泉徴収税は、米国連邦所得税申告書を提出する未婚の個人に適用される 4 番目に低い税率に等しい税率（現在 30%）にて、課される。

遺産税

本人の死亡時点でジェン・プローブ社の普通株式を所有していた、もしくは、特定の権利、権限、あるいは利権を保持しつつジェン・プローブ社普通株式を相続により移転した米国株主または非米国株主には、一般に、遺産税条約の適用により免税対象であると規定する非米国株主を除いては、米国連邦遺産税務上本人の遺産総額にジェン・プローブ社の普通株式の価額を含めることが要求される。

日米相続税条約のもと、非米国株主である被相続人の受益者が日本国に居住する場合、遺産は、当該株主が米国民または米国居住者であった場合に許可されたはずの特定の免除を比例的控除することが許可される。この特定の免除の金額は、その被相続人が米国民または米国居住者であった場合に米国の遺産税の対象となったはずの合計財産の価額に対するジェン・プローブ社普通株式の価額の比率に相当する金額に制限される。

日本国の税務上の影響

ジェン・プローブ社の普通株式および現金の分配

中外製薬に対する課税 日本国の税務上、中外製薬による同社の株主へのジェン・プローブ社普通株式の分配は、減資として取り扱われる。中外製薬は、日本国の税務上ジェン・プローブ株式の時価が簿価を超過する部分に相当するキャピタルゲインを認識し、そのキャピタルゲインは約 42%の法人実効税率により課税される。

株主への配当およびキャピタルゲイン所得 中外製薬の株主は、ジェン・プローブ社普通株式および現金の分配の結果として、日本国の税務上みなし配当を認識することになる。株主によって認識されるみなし配当の金額は、株主により受け取られるジェン・プローブ社普通株式の時価および現金の金額が、株主の保有する中外製薬株式に対する払込資本および資本積立金の減少金額を超過する部分に相当する金額となる。株主の株式に対する払込資本および資本積立金の減少金額は、以下の算式によって計算される：

$$\text{減資前の払込資本および資本積立金合計} \times \frac{A}{B}^{*} \times \frac{C}{D} = \text{各株主の株式に割当てられる払込資本および資本積立金の減少額}$$

A = 株主に分配されるジェン・プローブ社の普通株式の時価（端株を含む）および現金の合計額

B =中外製薬の 2002 年 3 月 31 日現在の日本国の税務上計算された簿価純資産価額

C = 株主により保有される中外製薬の株式数

D = 中外製薬の発行済み株式数の合計

* A/B の比率に小数点以下第 1 位未満の端数があるときはこれを切り上げる。

中外製薬によるジェン・プローブ株式の評価に基づくと、みなし配当の金額は、中外製薬株式 1 株当たり約 204 円となるものと予想される。ただし、この評価は日本国の税務当局によって異議を申し立てられる可能性がある。

株主はさらに、日本国の税務上、(i) 株主が受け取るジェン・プローブ社の普通株式の時価および現金からみなし配当として取り扱われる金額を差し引いたものと、(ii) 減資に帰属する中外製薬株式における株主の取得原価対応部分との差額に基づいて、キャピタルゲインまたはキャピタルロスを認識することになる。減資に帰属する株主の取得原価対応部分は、以下のとおり計算される：

$$\text{減資直前の株主の中外製薬株式における取得原価} \times \frac{A}{B}^{*} = \text{減資に帰属する株主の取得原価}$$

* = A/B の比率に小数点以下第 1 位未満の端数があるときはこれを切り上げる。

日本国株主 分配の結果として日本国の法人株主によって受け取られるみなし配当は、上記のとおり計算されるみなし配当の総額に対して 20%の源泉徴収税が課せられることになる。この源泉徴収税は、日本国法人株主の法人税の納税額から控除することが可能である。別の日本国法人から配当を受け取る日本国法人または外国法人の日本支社は、一定の要件を満たすときは、受取配当金の 80%が益金不算入とな

る可能性がある（2002 年の日本国における税制改正により、2002 年 4 月 1 日以降に支払われる配当金に関しては原則として 50%に引き下げられる予定である）。

中外製薬により個人の日本国株主に分配された配当金は、一般的に、上記のとおり計算されるみなし配当の総額に対する 20%の源泉徴収税の対象となる。みなし配当は個人の株主により稼得されたその他の所得と合算され、総所得には累進税率（地方税率 13%を含む最高 50%）が適用されることになる。

その代わりとして、個人の日本国株主は、配当金を支払う会社の株式の 5%未満を所有しており、かつ同社から該当暦年中に受け取る合計みなし配当が 500,000 円未満の場合には、35%の税率による源泉徴収を選択することができる。この場合、株主は、配当金を個人の所得税申告書に含める必要はなく、みなし配当の金額に対する課税関係は源泉徴収により完結する（すなわち、配当金を累進税率が適用されるその他の所得と合算する必要はない）。しかし、この選択がなされる場合には、下記に説明される配当金の税額控除が利用できなくなる。さらに、地方税法上は、株主はその配当金額を含めた申告書の提出が要求される。累進地方税率（最高 13%）は、日本国株主の配当金を含めた総所得に適用されることになる。

源泉徴収税は日本国個人株主の個人所得税の納税額から控除できる可能性があり、また、配当控除の規定も適用できる可能性がある。納税者の課税総所得金額が年間 1,000 万円以下の場合には、合計配当金額の 10%、および証券投資信託（一般外貨建て等証券投資信託を除く）からの利益分配の 5%の税額控除が認められている。課税総所得金額が年間 1,000 万円を超過する場合には、配当金と証券投資信託からの利益分配の合計金額が、その他の所得の合計に合算された場合に課税総所得が 1,000 万円となるように、それぞれ 10%、5%の税額控除が配当金と証券投資信託からの利益分配に適用される。課税総所得がこの金額を超過する場合には、それぞれ 5%、2.5%の税額控除が認められる。

上記に説明される要領にて計算されるキャピタルゲインまたはキャピタルロスは、日本国法人株主の課税所得に加算あるいは減算され、実効法人税率 42%の課税の対象となる。

日本国個人株主の場合には、キャピタルゲインはその他の所得とは分離して課税される。キャピタルゲイン純額には 26%の税率（所得税 20%、および地方住民税 6%）が適用される。減資から生じるキャピタルロスは、同一暦年中の株式売却から生じるキャピタルゲインを相殺するためにのみ利用することができる。

非日本国株主　非日本国株主は、分配の結果としてのみなし配当所得については、税率 20%の日本国源泉徴収税の対象とされるが、適用される租税条約によっては軽減の可能性がある。日米所得税条約の場合、源泉徴収税率は、原則として 15%に軽減される。条約によりみなし配当について軽減源泉徴収税率の適用を受ける権利を有する非居住者株主は、その分配の前に、中外製薬を通じて所轄税務当局に「配当金の日本国所得税減免に関する所得税条約の申請書」を提出する必要がある。

非日本国株主は、日本国内に恒久的施設を有する場合、または中外製薬株式の 25%以上を保有する場合を除いては、キャピタルゲインについて日本国の課税対象とはされない。また、日米所得税条約を含む特定の条約のもとでは、キャピタルゲイン課税は日本国内に恒久的施設を持つ非日本国株主にのみ適用される。

日本国の情報報告要件　100,000 円を上回るみなし配当を受け取る各株主について、中外製薬は、日本国税務当局および各株主に対し、みなし配当の金額が確定した日から 1 ヶ月以内に、みなし配当の支払金額、受取人の氏名および住所、ならびに各株主に関する源泉徴収税額を報告する必要がある。配当および源泉徴収税額を報告する情報申告書の写しは、非日本国株主が適用する所得税条約の規定条項の下に、居住者である国の税務当局に対しても入手可能となる可能性がある。

ジェン･プローブ社の普通株式の所有および処分

下記に説明されるジェン･プローブ社の普通株式の所有および処分に関する日本国の税務上の取扱いは、一般的に、日本国株主にのみ適用される。

配当　日本国株主は、一般にジェン・プローブ社の普通株式に関して受け取る配当金について、原則的に適用される法人税率あるいは個人所得税率により日本国法人、所得税が課税される。配当金が日本国内の金融機関を通じて支払われる場合には、合計配当金から米国源泉徴収税額を差し引いた金額に対して税率 20%の源泉徴収税が課されることになる。日本国株主は、米国の源泉徴収税と日本国の源泉徴収税については両方とも、所得税申告に示される所得税納税額からの税額控除として申告することができる。

代替的に、その年においてジェン・プローブ社から受け取る配当金額が 500,000 円未満である日本国個人株主は、税率 35%による日本国源泉徴収の適用を選択することができる。この場合、配当所得を当人の所得税申告書に反映する必要はない。しかし、この選択を行う株主は、米国源泉徴収税分の外国税控除に対する権利を持たないことになり、さらに、地方税申告書にはその配当金額を反映させなければならないことになる。

ジェン・プローブ社普通株式の売却　日本国株主によるジェン・プローブ社普通株式の売却から生じるキャピタルゲインあるいはキャピタルロスは、キャピタルゲインおよびキャピタルロスに適用される通常の日本国税務法規の規定が適用される。

相続税　ジェン・プローブ社の普通株式を相続し、日本国の相続税の対象とされる個人は、一般的に、同株式に関して被相続人に課せられた米国遺産税について、相続税納税額から控除を受ける権利を有する。

中外製薬、同社の関連会社およびジェン・プローブの間の取決め

当社は、分配を実現する目的で、中外製薬との間で分離・分配契約を締結しており、また、チュウガイ・ファーマ USA・エルエルシー（当社の旧兄弟会社チュウガイ・バイオファーマスーティカルズ・インク）との間でいくつかの付随契約を締結する予定である。これらの契約は、分配後の中外製薬、チュウガイ・ファーマ USA・エルエルシーおよび当社の間の関係について規定し、一定の税金に関する補償、ならびに分配前の期間に帰せられる租税負債および債務の分配を定めるものである。

かかる付随契約には以下が含まれる：

- 移行サービス契約（Transition Services Agreement）
- 租税分担契約（Tax Sharing Agreement）

下記に要約されるこれら重要な契約は、本情報説明書がその一部を構成する登録届出書（registration statement）の添付書類として正式提出され、また、当該契約の要約は当該契約の全文の参照により、その全体において条件づけられる。これらの契約はいずれも、当社、中外製薬もしくはチュウガイ・ファーマ USA・エルエルシーのいずれかが、他の当事者が提供する製品と競合する可能性がある製品を開発または取得することを制約するものではない。

分離・分配契約

分離・分配契約は、中外製薬の株主に対する当社株式の分配を実施するために必要な主な会社取引に関する中外製薬と当社の間の合意、および中外製薬と当社の間の関係を支配するその他の合意を規定するものである。

分配　分離・分配契約は、同契約に含まれる条件に従い、当社および中外製薬が、全ての分配に関する前提条件を充足させ、分配を実施するために必要かつ適切なあらゆる合理的な手段をとると規定している。中外製薬による分配を完了するとの合意は、以下の条件を含むいくつもの条件が充足されること、または、中外製薬がその単独の裁量によりかかる条件を放棄することを条件とする：

- 分配の完了に必要な重要な政府の承認および同意が取得済みであり、完全な効力を有すること（中外製薬とロシュ・ファームホールディング社の子会社である日本ロシュ社の合併、中外製薬によるロシュ・ファームホールディング社への新株発行、および中外製薬が保有する当社株式の中外製薬株主に対する分配を伴う減資を中外製薬の株主が承認することを含む）。
- 裁判所あるいは管轄当局機関により発せられた命令、差止命令もしくは行政命令、または分配の完了を妨げるようなその他の法的制約もしくは禁止が一切有効でないこと。
- 中外製薬が、ジェン・プローブ社の上位手形に基づくジェン・プローブ社の債務の保証人として、何らの債務を負担していないと確信すること。
- 中外製薬の判断において、分配が中外製薬もしくは中外製薬の株主に悪影響を及ぼす結果となるようなその他の事象または新事実が一切発生していないこと。

中外製薬が本情報説明書の日付後に分配に関する重要な条件を放棄する場合、当社は、当該放棄を開示するプレスリリースを発表し、本情報説明書を変更するか、または米国証券取引委員会にフォーム 8-K（Form 8-K）を提出する意向である。

免責および補償　分離・分配契約は、同契約に明示的に定められる場合を除き、当社もしくは当社の子会社・関連会社を一方の当事者とし、中外製薬もしくは当社以外の同社の子会社・関連会社を他方の当事者とし、両当事者の間で分配日以前に、発生したあるいは発生しなかった、もしくは発生したあるいは発生しなかったと主張されるあらゆる行為および事象、ならびに存在するあるいは存在したと主張されるあらゆる条件により存在するまたは生じる、全ての債務の完全な免責および免除を規定する。免責または免除される債務には、分配日以前に当該当事者の間に存在する、もしくは存在すると主張されるあらゆ

る契約上の合意または取決め（ただし、当社ならびに中外診断科学株式会社およびチュウガイ・ファーマ USA・エルエルシーの間の一定の契約を除く）に基づいて生じる債務が含まれる。

当社は、以下の事項に関連し、以下から生じもしくは以下に起因する全ての債務について、中外製薬、同社の各関連会社ならびに各社の取締役、役員および従業員を補償し、責任を負わせず、また防御することに合意している：

- 当社、当社のいずれの関連会社、もしくはその他の者による、当社の事業に関連するいかなる債務の、その条件に準じた支払い、履行、またはその他の迅速な義務の履行の不履行
- 当社の事業、資産あるいは負債
- 登録届出書あるいは本情報説明書で言明することが必要とされる、もしくは登録届出書あるいは本情報説明書における言明を誤解のないものとするために必要である、重要な事実の不実言明もしくは主張される不実言明、または重要な事実の表明の不作為あるいは主張される不作為（中外製薬が書面で提供した中外製薬に関連する情報を除く）
- 分配から 15 ヶ月以内に、当社が当社の資産の全部もしくは実質的に全部を売却する場合、ある個人もしくは団体が当社の議決権付株式の 50%以上の実質的所有権を取得した場合、当社が合併の当事者になった場合、または当社が従業員給付制度あるいは報奨制度による場合以外で市場実勢価格を上回る価格で普通株式もしくはその他のエクイティ証券を発行する場合における、中外製薬の日本国での納税額の増額分

中外製薬は、以下に関連し、以下から生じ、もしくは以下に起因する全ての債務について、当社、当社の各関連会社ならびに各社の取締役、役員および従業員を補償し、責任を負わせず、また防御することに合意している：

- 中外製薬、同社の当社以外のいずれかの関連会社、もしくはその他の者や団体による、中外製薬もしくは当社以外の同社の関連会社の債務（当社の事業に関連する債務を除く）の支払い、履行、または迅速な義務履行の不履行
- 中外製薬もしくは同社の関連会社の事業または債務（当社の事業に関連する債務を除く）
- 中外製薬と日本ロシュ社の合併に関連する中外製薬の株主による全ての請求
- 中外製薬に関連する中外製薬が書面にて提供した全ての情報に関する、登録届出書・本情報説明書において言明することが必要とされる、もしくは登録届出書・本情報説明書における言明を誤解のないものとするために必要である、重要な事実の不実言明もしくは主張される不実言明、または重要な事実の表明の不作為あるいは主張される不作為

分離・分配契約はさらに、補償および関連事項を条件とする請求に関する手続きについて規定している。

紛争解決　分離・分配契約には、付随契約に別段の定めがある場合を除き、当社と中外製薬との間で生じる可能性がある紛争、論争および請求の解決について規定する条項が包まれている。これらの条項は、当社と中外製薬の上級幹部またはその他相互に合意された代表者に問題をあげることにより、紛争、論争および請求を解決するよう努力することを企図するものである。かかる努力が成功しない場合には、当社または中外製薬のいずれも、同契約の規定に従い、紛争、論争、または請求を拘束力のない調停に付することができる。紛争が調停によって解決されない場合には、当該紛争は仲裁によって解決される。

経費　分離・分配契約またはその他付随契約において明示的に定められる場合を除き、各契約当事者は、分配に関連して支払われた、または負担した自己の経費を負担する。

解除　分離・分配契約は、分配に先立ちいつでも、当社もしくは中外製薬株主の承認なしに、中外製薬の単独裁量において解除されることができ、分配は変更、修正または中止されることが可能である。分

離・分配契約が解除される場合には、いずれの当事者も、他方当事者またはその他のいかなる者に対しても、一切責任を負わないものとする。分配日後においては、同契約は、中外製薬と当社の両者により署名された書面による合意によらない限り、解除することはできない。

変更および放棄　分配日に先立ち、中外製薬は、当社の承認なしに、中外製薬の単独裁量において、分離・分配契約および付随契約を変更、補足および修正できる。分配後は、放棄、変更、補足もしくは修正は書面によるものとし、かかる放棄、変更、補足もしくは修正を実施することが求められる権限ある代表者が署名した場合を除き、分離・分配契約もしくは付随契約の規定のいずれも、いかなる当事者によっても放棄、変更、補足または修正されたとみなされない。

さらなる保証　分離・分配契約の別の箇所にて明示的に規定される行為に加えて、当社および中外製薬は、いずれも、分配日の前、当日、後を通じて、同契約およびその他の付随契約により企図される取引を完了し発効させるために、適用される法律、規制および取決めに基づき合理的に必要、適切、もしくは賢明な全ての行為を行いまたは行わせ、かつ全ての事柄を実行しまたは実行させるべく、合理的な努力をすることに合意している。

移行サービス契約

当社とチュウガイ・ファーマ USA・エルエルシーは、移行サービス契約を締結した。同契約に従い、当社は、チュウガイ・ファーマ USA・エルエルシーに対し、管理、財務、会計、人事、およびその他の一般的な職場管理に関連するサービスを含む（ただし、これらに限られない）様々なサービスを提供する。当該サービスに対して合意される料金は、一般に、当社が当該サービスの提供に配分される費用およびその10%の上乗せ額を全額回収できるように意図されている。同契約の契約期間は、2003 年 4 月 4 日まで延長され得るが、チュウガイ・ファーマ・エルエルシーは、30 日前に通知をすれば、同契約を解除することができる。両当事者の書面による合意により、同契約の全部または一部を、延長することができる。

租税分担契約

当社とチュウガイ・ファーマ USA・エルエルシーは、租税分担契約を締結する。同契約は、当社か当社の親会社であるジェン・プローブ・ホールディング・カンパニー社（旧チュウガイ・ファーマ USA・インク）が提出した、連結もしくは統合納税申告書にチュウガイ・ファーマ USA・エルエルシー（あるいは同社の前身であるチュウガイ・バイオファーマスーティカルズ・インク）が含まれていた課税期間にかかる税金に関して、チュウガイ・ファーマ USA・エルエルシーおよび当社のそれぞれの分配後の権利、責任ならびに義務について定めるものである。チュウガイ・ファーマ USA・エルエルシーは、概して、当該申告書に関連して支払われるべき税金で同社の利益に適正に配分可能なもの全てに関して責任を負う。当社は、概して、当社の事業に帰するその他の全ての税金に関して責任を負う。

当社株式の所有

2002 年 3 月 31 日現在、当社の発行済み普通株式は、すべて実質的にも名簿上でも中外製薬によって所有されている。しかし、当社は、2002 年 3 月 31 日現在、当社普通株式 1,632,666 株を購入できるオプションを付与している。このオプションはいずれも未だ行使されていない。発行済みオプションの対象となる株式数は、当社が分配に先立ち 1 対 3 の割合での株式併合を実行することを前提としている。当社が株式併合割合を調整する必要がある場合、オプションの対象となる株式数も調整される。下記の表は、分配の完了直後における、次の者による当社の発行済み普通株式の実質所有（予想）に関する情報を示したものである：

- 当社普通株式の 5%以上を所有する実質的所有者として当社が把握している者
- 前述の「経営陣 — 役員報酬」に明記されている各取締役、各取締役被指名者、当社の最高経営責任者、および最も高額な報酬をもらっている他の 4 人の当社役員
- グループとしての当社の取締役、取締役被指名者、および上級役員の全員

実質的所有は、米国証券取引委員会の規則に従って決定され、一般的に、証券に関する議決権または投資権限を含む。普通株式、ならびに現在権利行使可能なまたは本情報説明書の日付から 60 日以内に当社普通株式に転換可能なオプション、ワラントおよび転換型証券は、当該オプション、ワラント、または転換型証券を保有する者の所有割合を計算するにあたっては、発行済みとみなされ、同一人により実質的に所有されているとみなされるが、その他の者の所有割合を計算するにあたっては発行済みとして取り扱われない。

下記の予想は、2002 年 3 月 31 日現在、各個人または団体が実質的に所有している中外製薬普通株式の株数（脚注で別段の注記がある場合を除く）、および当社の 2000 年度株式参加制度に基づきこれらの個人に付与され、下表の日付から 60 日以内に権利行使可能であるオプションの対象となる株数に基づくものである。中外製薬の株主およびその保有株式数は、2002 年 3 月 31 日と分配の基準日である 2002 年 7 月 31 日の間に変化しうる。中外製薬普通株式の発行済み株式総数も 2002 年 3 月 31 日と 2002 年 7 月 31 日の間に変化する可能性がある。表中の株式の数およびパーセンテージは、2000 年度株式参加制度に基づき付与されたオプションの対象となる株式を表した数を除き、予想されるジェン・プローブ社普通株式 21,666,666 株の分配、発行済みの中外製薬普通株式 1 株につきジェン・プローブ社普通株式 0.086 株という分配比率および発行済みの中外製薬普通株式 252,024,072 株を反映したものである。分配比率は、2002 年 7 月 31 日（分配の基準日）当日において発行済みの中外製薬普通株式 1 株対ジェン・プローブ社普通株式 0.086 株と決定されているため、分配の完了時の発行済みの当社普通株式の実際の株数は、2002 年 7 月 31 日当日の中外製薬の発行済普通株式総数次第となる。2002 年 3 月 31 日現在、中外製薬の発行済普通株式総数は 252,024,072 株であった（自己株式 44,492 株を除く）。2002 年 3 月 31 日現在で有効な転換価格に基づき、中外製薬の転換社債により、さらに 54,562,926 株の中外製薬普通株式が発行可能であり、転換社債権者の選択により 2002 年 3 月 31 日から 2002 年 7 月 31 日の間に発行される可能性がある。転換社債以外には、それによって 2002 年 7 月 31 日以前に中外製薬普通株式が追加発行され得るような他の証券または権利は存在しない。

下記の脚注に別段の注記がある場合を除き、個々の取締役、上級役員またはその家族は、当該証券に関して単独の議決権および投資権限を有していた。

5%実質的株主、取締役、上級役員(1)	実質的に所有される普通株式の株数(2)	普通株式保有割合(%)
5%実質的株主(3)：		
キャピタル・リサーチ・アンド・マネージメント・カンパニー（Capital Research and Management Company）と関連する団体(4)	4,344,548	20.05%
ジェー・ピー・モルガン（J.P. Morgan）と関連する団体(5)	2,354,084	10.86%
モルガン・スタンレー・アンド・カンパニー・インコーポレーテッド（Morgan Stanley & Co. Incorporated）と関連する団体(6)	1,413,447	6.46%
株式会社三井住友銀行（Sumitomo Mitsui Banking Corporation）と関連する団体(7)	1,111,857	5.13%
取締役および上級役員：		
ヘンリー・L・ノードホフ(8)	64,183	*
ブルース・A・ヒューブナー(9)	16,024	*
ダニエル・L・ケイシアン医学博士(10)	10,416	*
R・ウィリアム・ボウエン(11)	6,490	*
ナイル・コンウェイ(12)	7,812	*
グループとしての上級役員および取締役全員（15名の個人）(13)	170,897	*

* 当社普通株式の1%未満の実質的所有を表す。

(1) 上記の表に記載される取締役、取締役被指名者および上級役員の各自の勤務先住所は、92121 カリフォルニア州サンディエゴ市ジェネティック・センター・ドライブ 10210番地である。

(2) 取締役、上級役員、5%以上の株主の実質所有には、発行済株式と現在行使可能あるいは 2002 年 3 月 31 日から 60 日以内に行使可能となるオプションの行使によって発行されうる株式の両方が含まれている。この表の脚注に示され、適用される地域の財産法に従う場合を除き、この表に記載される人は、本人が実質的に所有する全普通株式に関して単独の議決権および処分権を有する。

(3) 5%実質的株主の予想は、日本国の証券取引法に従い提出された現行の大量保有報告書に基づく。同報告書は、2002 年 3 月 31 日およびその前後における中外製薬普通株式の実質所有について報告したもので、2002 年 5 月 22 日以前に中外製薬が受領した。日本国の証券取引法の下では、日本国の証券取引所の上場企業の発行済み普通株式の総数の 5%超を実質的にかつ単独または共同で保有するようになったいかなる者も、該当する地方財務局の局長宛てに株式保有に関する大量保有報告書を提出しなければならない。その後は、かかる単独または共同の所有者は、その保有割合が当該企業の発行済み普通株式の総数の 1%以上増減した場合にのみ、実質保有における変更を報告する必要がある。この表においては、同表に記載されている人によって保有される中外製薬転換社債の株式転換時に発行されうる同社の普通株式は、当該人によって保有されているとみなされる当社の普通株式の数および当該人の保有割合を算出する目的の上では、発行済みであり、当該保有者によって実質的に所有されているとみなされるものとする。しかし、これらの中外製薬普通株式は、他の者の株または保有割合を算出する目的においては、発行済みとして扱われることはない。5%実質的株主によって実質的に所有されているものとして示されている数字は、中外製薬普通株式を実質的に所有する者が、本書で参照される大量保有報告書において当該人が実質的に所有するものとして記載されている中外製薬普通株式に関して分配されるジェン・プローブ社普通株式をも、実質的に所有するとの仮定に基づいている。中外製薬普通株式に関する実質的所有の立場に関わらず、中外製薬普通株式の基準日時点での株式名簿上の所有者のみが、今回の分配においてジェン・プローブ社普通株式を受け取ることになる。

(4) 田中・秋田・中川法律事務所により日本国の証券取引法に従い 2002 年 5 月 14 日に提出された、2002 年 5 月 7 日現在の中外製薬普通株式の実質所有を報告する大量保有報告書に基づく。90071 カリフォ

ルニア州ロサンゼルス市サウス・ホープ・ストリート 333 番地を住所とするキャピタル・リサーチ・アンド・マネージメント・カンパニーが保有するジェン・プローブ社普通株式 1,898,880 株；90025 カリフォルニア州ロサンゼルス市サンタモニカ・ブルバード 11100 番地 15 階を住所とするキャピタル・ガーディアン・トラスト・カンパニー（Capital Guardian Trust Company）が保有するジェン・プローブ社普通株式 1,980,064 株；英国 WC2E 9HN ロンドン市ベッドフォード・ストリート 25 番地を住所とするキャピタル・インターナショナル・リミテッド（Capital International Limited）が保有するジェン・プローブ社普通株式 150,500 株；スイス国 1201 ジュネーブ市プラス・デ・ベルグ 3 番地を住所とするキャピタル・インターナショナル・エス・エイ（Capital International S.A.）が保有するジェン・プローブ社普通株式 83,076 株、および；90025 カリフォルニア州ロサンゼルス市サンタモニカ・ブルバード 11100 番地 15 階を住所とするキャピタル・インターナショナル・インク（Capital International, Inc.）が保有するジェン・プローブ社普通株式 232,028 株を含む。大量保有報告書によると、各団体は、当該団体が実質的に所有する株式に関する単独または共同の投資権限を有する。

(5) ジェー・ビー・モルガン・フレミング・アセット・マネジメント・ジャパン株式会社（J.P. Morgan Fleming Asset Management (Japan) Ltd.）により日本国の証券取引法に従い 2002 年 5 月 14 日に提出された、2002 年 5 月 7 日現在の中外製薬普通株式の実質所有を報告する大量保有報告書に基づく。香港セントラル地区コンノート・プレース 1 番地を住所とするジェーエフ・アセット・マネジメント・リミテッド（JF Asset Management Limited）が保有するジェン・プローブ社普通株式 53,578 株；英国 EC2V 7RF ロンドン市オルダーマンブリー10 番地を住所とするジェー・ビー・モルガン・フレミング・アセット・マネージメント（ユーケー）リミテッド（J.P. Morgan Fleming Asset Management (UK) Limited）が保有するジェン・プローブ社普通株式 525,288 株；日本国郵便番号 107－6151 東京都港区赤坂 5－2－20 赤坂パークビルヂングを東京支店の住所とするジェー・ビー・モルガン・インベストメント・マネージメント・インク（J.P. Morgan Investment Management, Inc.）東京支店が保有するジェン・プローブ社普通株式 958,212 株；日本国郵便番号 107－6151 東京都港区赤坂 5－2－20 赤坂パークビルヂングを住所とするモルガン信託銀行株式会社（Morgan Trust Bank Ltd.）が保有するジェン・プローブ社普通株式 741,406 株、および；日本国郵便番号 107－6151 東京都港区赤坂 5－2－20 赤坂パークビルヂングを住所とするジェー・ビー・モルガン・フレミング・アセット・マネジメント・ジャパン株式会社が保有するジェン・プローブ社普通株式 70,956 株（このうち 5,682 株は、特定の中外製薬転換社債が分配基準日前に転換された場合にのみ分配可能である）を含む。大量保有報告書によると、上記に記載される各団体は、当該団体が実質的に所有する株式に関する単独または共同の投資権限を有する。さらに、19713 デラウェア州ニューアーク、スタントン・クリスティーナ・ロード 500 番地を住所とするジェー・ビー・モルガン・ホワイトフライヤーズ・インク（J.P. Morgan Whitefriars Inc.）が保有し、大量保有報告書によると、それに関して単独または共同の議決権および投資権限を有する、ジェン・プローブ社普通株式 4,644 株を含む。

(6) モルガン・スタンレー・ジャパン・リミテッド（Morgan Stanley Japan Limited）により日本国の証券取引法に従い 2001 年 10 月 15 日に提出された、2001 年 9 月 30 日現在の中外製薬普通株式の実質所有を報告する大量保有報告書に基づく。同報告書は、2001 年 11 月 9 日提出された訂正報告書によって訂正されたものである。10036 ニューヨーク州ニューヨーク市ブロードウェイ 1585 番地を住所とするモルガン・スタンレー・アンド・カンパニー・インコーポレーテッドが保有するジェン・プローブ社普通株式 527,014 株；ケイマン諸島グランド・ケイマン島ジョージ・タウン・サウス・チャーチ・ストリート、ユグランド・ハウス私書箱 309 号（東京支店：日本国 150-6008 東京都渋谷区恵比寿 4－20－3 恵比寿ガーデンプレイスタワー）を住所とするモルガン・スタンレー・ジャパン・リミテッドが保有するジェン・プローブ社普通株式 100,335 株（このうち 51,057 株は、特定の中外製薬転換社債が分配基準日前に転換された場合にのみ分配可能である）；英国 E14 4QA ロンドン市カナリー・ワーフ、カボット・スクエア 25 番地を住所とするモルガン・スタンレー・アンド・カンパニー・インターナショナル・リミテッド（Morgan Stanley & Co. International Limited）が保有するジェン・プローブ社普通株式 682,008 株（このうち 179,093 株は、特定の中外製薬転換社債が分配基準日前に転換された場合にのみ分配可能である）；英領西インド諸島グランド・ケイマン島ジョージ・タウン、ユグランド・ハウス私書箱 309 号メイプルズ・アンド・カルダー気付を住所とするエムエスディーダブリュ・エクイティ・ファイナンス・サービセズ I ケイマン・リミテッド（MSDW Equity Finance Services I Cayman Ltd.）が保有するジェン・プローブ社普通株式 16,718 株；ルクセンブルグ国 B 45 753 ルクセンブルグ R.C.S.、L－2763 リュー・サン・ズィース 38－40 番地を住所とするモルガン・スタンレー・キャピタル（ルクセンブルグ）エス・エ

ー（Morgan Stanley Capital (Luxembourg) SA）が保有するジェン･プローブ社普通株式 11,400 株；およびドイツ国 60311 フランクフルト市ユンゴフストラッセ 13－15 番地を住所とするモルガン･スタンレー・トレーディング・ゲーエムベーハー・アンド・カンパニー・カーゲー（Morgan Stanley Trading GmbH & Co. KG）が保有するジェン･プローブ社普通株式 16,718 株を含む。大量保有報告書によると、上記に記載される各団体は、当該団体が実質的に所有する株式に関する単独または共同の議決権および投資権限を有する。さらに、10020 ニューヨーク州ニューヨーク市アベニュー･オブ･ジ･アメリカス 1221 番地を住所とするモルガン･スタンレー･インベストメント･マネジメント･インク（Morgan Stanley Investment Management, Inc.）が保有し、大量保有報告書によると、それに関する単独または共同の投資権限を有するジェン･プローブ社普通株式 32,078 株；英国 E14 4QA ロンドン市カナリー･ワーフ、カボット･スクエア 25 番地を住所とするモルガン･スタンレー･インベストメント･マネジメント･リミテッド（Morgan Stanley Investment Management Limited）が保有し、大量保有報告書によると、それに関する単独または共同の投資権限を有する、ジェン･プローブ社普通株式 27,176 株を含む。

(7) 株式会社三井住友銀行により日本国の証券取引法に従い 2001 年 5 月 15 日に提出された、2001 年 4 月 30 日現在の中外製薬普通株式の実質所有を報告する大量保有報告書に基づく。日本国郵便番号 100－0006 東京都千代田区有楽町 1－1－2 を住所とする株式会社三井住友銀行が保有し、大量保有報告書によると、それに関して単独または共同の議決権および投資権限を有する、ジェン･プローブ社普通株式 1,087,734 株（このうち 4,404 株は、特定の中外製薬転換社債が分配基準日前に転換された場合にのみ分配可能である）、および；日本国郵便番号 100－0013 東京都千代田区霞ヶ関 3－8－1 を住所とするさくら投信投資顧問株式会社が保有し、大量保有報告書によると、それに関して単独または共同の投資権限を有する、ジェン･プローブ社普通株式 24,123 株（このうち 1,849 株は、特定の中外製薬転換社債が分配基準日前に転換された場合にのみ分配可能である）を含む。

(8) 現在行使可能るいはあ 2002 年 3 月 31 日から 60 日以内に行使可能となるオプションの対象となる 64,183 株を含む。

(9) 現在行使可能あるいは 2002 年 3 月 31 日から 60 日以内に行使可能となるオプションの対象となる 16,024 株を含む。

(10) 現在行使可能あるいは 2002 年 3 月 31 日から 60 日以内に行使可能となるオプションの対象となる 10,416 株を含む。

(11) 現在行使可能あるいは 2002 年 3 月 31 日から 60 日以内に行使可能となるオプションの対象となる 6,490 株を含む。

(12) 現在行使可能あるいは 2002 年 3 月 31 日から 60 日以内に行使可能となるオプションの対象となる 7,812 株を含む。

(13) 脚注(8)から(12)を参照のこと。さらに、以下に説明される個人が以下の株数にて保有する、現在行使可能あるいは 2002 年 3 月 31 日から 60 日以内に行使可能となるオプションの対象となる 66,058 株（総数）を含む。

	オプション対象株数
ラリー･ミムズ	10,416
ロビン･ヴェドヴァ	8,653
グラハム･リッドガード	8,653
マシュー･ロンジアル	8,653
ガーニー･ラシュリー	8,172
ポール･ガーガン	6,129
リンダ･メリル	6,129
ピーター･シアラー	6,129
グレン･フリーバーグ	3,124

株式資本の説明

以下の情報は、分配の時点で有効である当社の基本定款および付属定款を反映したものである。

授権資本株式

分配の直後において、当社の授権資本株式は、額面 0.0001 ドルの優先株式 20,000,000 百万株、および額面 0.0001 ドルの普通株式 100,000,000 株から構成されることになる。分配の直後において、オプションが行使されていないと仮定した場合、金庫株を除いた当社の発行済普通株式総数は約 21,666,666 株となる。実際に分配されるジェン・プローブ社普通株式総数は、基準日当日における中外製薬の発行済普通株式総数に基づいて決定される。当社の発行済優先株式は存在しない。

普通株式　当社普通株式の株主は、取締役の選任を含む全ての株主決議事項に関して、1 株につき 1 票の議決権を有する。また、法律に別段の定めがある場合、またはいずれかのシリーズの優先株式に関して当社取締役会が採択した決議において別段規定される場合を除き、いかなるシリーズの優先株式の株主も、全ての議決権を有する。当社の基本定款は、取締役選任における累積投票を規定していない。当社取締役会が随時発行する当社優先株の発行済みのシリーズの優先権を条件として、普通株式の株主は、当社取締役会が随時宣言する可能性がある、配当に利用できる資金からの配当を受ける権利を有し、また清算の際には、当該普通株主に分配に利用されうる全資産を按分比例で受け取る権利を有する。当社の配当政策に関するより完全な説明については、「配当政策」を参照のこと。

当社普通株式の株主は、新株引受権を有しない。普通株主の権利、優先権および特権は、当社が将来指定および発行する可能性がある、あらゆるシリーズの優先株式の株主の権利によって条件づけられ、悪影響を受ける可能性がある。

優先株式　当社の基本定款は、当社の取締役会に対して、一または複数のシリーズの優先株式を設定し、優先株式のいずれのシリーズについても、以下を含む要項および権利を決定する権限を与えている。

- シリーズの指定
- 当該シリーズの株数。当社取締役会は、当該指定証書に別段の定めがある場合を除き、後にこの株数を増減できるが、当該時点で発行済みの株式数を下回ることはない。
- 配当がある場合には、それが累積か非累積か、また、累積配当請求権を有するシリーズの株式の場合には、当該シリーズの株式への配当が累積し始める日付またはかかる日付の決定方法
- 当該シリーズの株主に支払われる配当の配当率もしくは配当決定方法、当該配当が支払われる条件、または当該配当が支払われる日付もしくはかかる日付の決定方法
- 当該シリーズの株式の償還権および償還価格（もしあれば）
- 当該シリーズの株式の購入または償還に関して提供される減債基金の条件および金額
- 当社事業の任意もしくは非任意の清算、解散または当社事業の終了の場合における、当該シリーズの株式に対して支払われる金額および優先権（もしあれば）
- 当該シリーズの株式が、当社あるいは当社以外の会社の他のクラス･シリーズの株式もしくはその他の証券に転換可能または交換可能か、また、もし可能な場合、かかる他のクラス、シリーズ、その他の証券の詳細、転換価格もしくは交換価格、転換比率もしくは交換比率、その調整、当該株式が転換可能もしくは交換可能になる日付、および転換もしくは交換が行われるその他全ての条件
- 同一シリーズの株式、またはその他のシリーズの株式の発行に関する制約
- 当該シリーズの株主の議決権（もしあれば）

- 当該シリーズに関連するその他の権利、優先権および制限

当社は、当社の取締役会が一または複数のシリーズの優先株式を発行できることは、当社が将来行う可能性のある資金調達および買収の仕組みを作る上で、また、生じるかもしれない他の必要性を満たす上で、当社に融通性をもたらすものと信じている。当社の優先株式の授権株式は、当社の普通株式と同様、適用される法律または当社の証券が上場あるいは取引される証券取引所もしくは店頭市場の規則により当社の株主による決議が必要な場合を除き、当社の株主によるさらなる行為なしに発行できる。ナスダック・ナショナル・マーケットでは現在、当該または将来の新株発行により、発行済みの普通株式の数または発行済みの議決権付証券の額が、20%以上増加することになる場合を含む幾つかの場合においては、株式上場の必要条件として、株主の承認を要求している。当社の優先株式または普通株式の発行について当社の株主の承認が必要とされない場合には、当社取締役会は、株主の承認を求めない可能性がある。

当社の取締役会は、現在のところそのような意図を有していないものの、当社の取締役会は、その条件によっては、合併、公開買付、およびその他の買収の試みの完了を妨げるようなシリーズの優先株式を発行する可能性がある。当社取締役会は、当社および当社株主の最大利益に関する取締役会の判断に基づき、かかる株式の発行について決定を下す。当社取締役会は、そのように行動するにあたり、買収者がかかる買収を通じて当社の取締役会の構成を変えることができるような買収の試み（公開買付け、または当社の株主の一部もしくは大多数が最も株主の利益になると考えるような取引や、その時点での株式の時価を上回るプレミアムを株主が受け取ることができるような取引を含む）を防止しうる条件を持つ優先株式を発行することができる。

基本定款および付属定款の規定の買収防止効果

取締役会　当社の基本定款は、当社優先株式のいずれかのシリーズの株主の権利を定めた指定証書の規定によってもしくは当該規定に従って別途決定される場合を除き、当社の取締役の人数は、取締役の総人数の過半数により採択される決議に従ってのみ決定されると規定している。取締役の総人数とは、欠員または取締役がまだ就任していない新規に設けられた取締役職が存在しないと仮定した場合の当社の取締役の人数を意味するが、3名未満か12名以上になってはならない。当社の取締役は、当社の優先株式の株主によって選任される取締役を除き、各自の任期によって、可能な限り等分の人数で3つのクラスに分類される。このうち1つのクラスは2003年に開催される年次株主総会をもって満了する期間を任期として当初選任され、別の1クラスは2004年に開催される年次株主総会をもって満了する期間を任期として当初選任され、残りの1クラスは2005年に開催される年次株主総会をもって満了する期間を任期として当初選任される。各取締役は、自己の後任取締役が正式に選任され資格を得るまで在任する。2003年の年次株主総会以後は、任期が満了する取締役の後任として選任される取締役は、選任後3回目の年次株主総会において満了する期間を任期として選任されることになり、各取締役は、本人の後任者が正式に選任され資格を得るまでは在任する。

当社の基本定款は、当社優先株式のいずれかのシリーズの株主の権利を定めた指定証書によってもしくは当該指定証書に従って別途定められるか別途決定される場合を除き、取締役の人数を増加したことにより新規に設けられた取締役職、および死去、辞任、欠格、解任その他の理由により生じた取締役の欠員がある場合、たとえその時点で在任している取締役が取締役会の定足数を満たさない場合であっても、株主によってではなく在任取締役の過半数の賛成票によって、欠員が補充されると規定している。前文に従って選任された取締役は、残りの任期の間、また当該取締役の後任が正式に選任され資格を得るまで、在任する。当社の取締役会を構成する取締役の人数が減少した場合でも、在任の取締役の任期は短縮されない。当社優先株式の株主の権利を条件とし、いかなる取締役も、正当な理由があり、かつ、その時点における全ての発行済議決権付株式を単一のクラスとして同時に決議した場合の総議決数の少なくとも80パーセントを保有する者の賛成によってのみ解任されうる。

これらの規定は、第三者が在任の取締役を解任し、同時に、解任により生じた欠員に自己の候補者を補充することによって、当社の取締役会の支配権を獲得することを不可能にするものである。上述の取締役の分類に関する規定に従うと、いかなる個人または団体が当社取締役会の支配権を得るには、少なくとも2回の取締役選任が必要となる。したがって、これらの規定は、第三者が委任状合戦を開始し、公開買付を行い、またはその他の方法により当社の支配権を得ようと試みることを抑制する可能性がある。

書面による同意による株主の行為は認められないこと；臨時株主総会　当社の基本定款および付属定款は、当社の株主が行うことが必要な行為または行うことができる行為は全て、正式に招集された年次株主総会または臨時株主総会において決議されなければならず、株主の書面による同意によって行うことはできないと規定している。法律に別途の定めがある場合を除き、また、当社優先株式の株主の権利を条件として、当社の臨時株主総会は、目的の如何を問わず、取締役会の過半数もしくは取締役会議長が承認した決議（臨時株主総会の目的を明記する）に従い、当社取締役会によってのみ招集されることができ、株主が臨時総会を招集する権能は明確に否定される。いかなる臨時総会においても、招集通知に明記された議事以外の議事は、一切とり行われないものとする。これらの規定は、当社の取締役会または取締役会議長が臨時株主総会を招集しない限り、株主提案の検討を次回の年次株主総会まで遅延させる効果を持つ可能性がある。

事前通知手続　当社の付属定款は、株主が取締役選任候補者を指名し、またはその他の議事を年次株主総会で提案するための事前通知手続を定めている。当社の株主通知手続は、当社の取締役会によってもしくはその指示により指名された人物、および取締役が選任される株主総会までに当社の秘書役に対して適時に書面により通知した株主が指名した人物のみが、当社の取締役として選任される資格を有すると規定している。当社の株主通知手続はさらに、年次株主総会においては、当社の取締役会によりもしくはその指示により上程された議事および、株主が当社の書記役に対して、当該総会に議事を上程することを書面により適時に通知した場合の当該株主が上程する議事のみがとり行われることができると規定している。当社の株主通知手続によれば、年次株主総会にて行われる株主の指名通知が適時なものとされるためには、当該通知は、前年度の年次株主総会の最初の応当日に先立つ 120 暦日目の営業終了時から 90 暦日目の営業終了時までに当社の秘書役によって受理されなければならない。ただし、年次株主総会の開催日が当該応当日の 30 暦日より前または 60 暦日より後の場合には、株主による通知が適時とされるためには、かかる年次株主総会日に先立つ 120 暦日目の営業終了時以後、同 90 暦日目の営業終了時または当社が株主総会開催日を最初に公表した日から 10 暦日目までに、通知が到達しなければならないことを例外とする。

前述にかかわらず、当社の取締役会に選任される取締役の人数が増加され、当社が取締役候補全員を明示した発表または取締役の人数が増加した取締役会の規模を特定した発表を、前年度の年次株主総会の最初の応当日の少なくとも 100 暦日前までに行わない場合には、当社が最初にかかる公表を行った日から 10 暦日目の営業終了時までに通知が到達した場合に限り、株主の通知は適時とみなされるものとするが、これは当該人数増加により新規に設けられた取締役職の候補者に関してのみである。当社の株主通知手続によれば、取締役が選任される臨時株主総会においてなされる株主による取締役指名の通知が適時なものとされるためには、当該通知は、当該年次株主総会に先立つ 120 暦日目の営業終了時以後、同 90 暦日目の営業終了時、または当社が臨時株主総会の開催日および当社取締役会が指名する取締役候補者を最初に公表した日から 10 暦日目までに、当社によって受理されなければならない。

さらに、当社の株主通知手続によれば、取締役候補を指名する株主の当社に対する通知、または取締役任命以外の議事の扱いに関連する株主の通知には、当社の基本定款で必要とされる情報が記載されていなければならない。株主総会の議長が、当社の株主通知手続に従って取締役候補者が指名されなかった、またはその他の議事が上程されなかったと判断する場合には、当該個人は取締役候補者の資格を有せず、または当該議事は当該株主総会においてとり行われない。

変更　当社の基本定款は、当社の取締役の人数、選任および任期、株主による取締役候補の指名および議事の提案、取締役欠員の補充、ならびに取締役の解任に関連する基本定款の規定を変更するには、その時点における当社の全ての発行済議決権付株式（単一のクラスとして同時に決議した場合）の少なくとも 80 パーセントを保有する株主による賛成が必要であると規定している。当社の基本定款はさらに、上記に関連する付属定款（株主通知手続を含む）は、当社の取締役会、または当社の全ての発行済議決権付株式（単一のクラスとして同時に決議した場合）の少なくとも 80 パーセントを保有する株主による賛成によってのみ、変更されることができると規定している。

デラウェア州法の企業結合に関する規定

デラウェア州一般会社法第 203 条（Delaware General Corporation Law）は、同条に規定される例外を条件とし、デラウェア州法人の利害関係ある株主は、当該株主が利害関係ある株主となった日から 3 年間は、

以下の場合を除き、当該法人との間で、いかなる企業結合（合併・併合および当該法人の新株の取得を含む）も行わないものとすると規定している。

- 当該日に先立ち、当該法人の取締役会が、当該株主が利害関係ある株主となるような企業統合または取引のいずれかを承認した場合
- 当該株主が利害関係ある株主となるような取引の完了時において、当該利害関係ある株主が、当該取引の開始時点における当該法人の発行済議決権付株式（法律上除外される株式を除く）の少なくとも 85 パーセントを保有する場合
- 当該日以降に、当該企業結合が、当該法人の取締役会によって承認され、かつ年次株主総会または臨時株主総会において、当該利害関係ある株主が保有する株式を除く全ての発行済議決権付株式の少なくとも 66 2/3 パーセントの賛成票により授権された場合

第 203 条に別途規定される場合を除き、利害関係ある株主とは、以下を含むものとして定義される。

- 当該法人の発行済議決権付株式の 15 パーセント以上の保有者である者、または同法人の関係者（affiliate）もしくは提携者（associate）であり、かつ決定日直前の 3 年間のいずれかの時点において当該法人の発行済議決権付株式の 15 パーセント以上の保有者であった者、および
- かかる者の関係者（affiliate）または提携者（associate）

第 203 条は、利害関係ある株主になる者が、3 年の間、当該法人との様々な企業結合に影響を与えることをより困難にする可能性がある。当社は、第 203 条に基づいて課される制約の適用除外となることを選択していない。第 203 条の規定によれば、その時点で在任している取締役の過半数が、かかる者が利害関係ある株主となるような企業結合および取引のいずれかを承認すれば、株主による承認の要件が回避されることから、第 203 条の規定は、当社の買収に関心のある人が当社取締役会との事前交渉を行うことを促進する可能性がある。当該規定はさらに、当社の経営陣の変更を阻止する効果を持つ可能性がある。当該規定は、当社の株主がさもなければ自己の最大利益となると考えるような取引の成就をより困難にすることがありうる。

名義書換代理人および株式登録機関

メロン・インベスター・サービシーズ社が、当社の普通株式の名義書換代理人および株式登録機関になる。

証券取引所上場

当社は、ナスダック・ナショナル・マーケットでの当社普通株式の店頭気配公示および売買の申請を行った。

将来の売却に適格な株式

当社普通株式を公開市場で大量に売却することまたはかかる売却が可能であることは、当社普通株式の実勢市場価格に悪影響を与える可能性がある。分配の完了時において、オプションが行使されていないと仮定すると、当社の発行済普通株式総数は約 21,666,666 株となる。実際に分配されるジェン・プローブ社普通株式総数は、基準日現在における中外製薬の発行済普通株式総数に基づき、基準日において決定される。株式が 1933 年証券法に基づくルール 405 で定義される「関係者（affiliate）」によって保有されている場合を除き、当社株式は全て 1933 年証券法に基づく制約またはさらなる登録を要することなく、自由に売買可能となる。「関係者（affiliate）」によって保有される株式は、当該株式が登録されている場合、または以下に要約されるルール 144 に基づき登録免除に適格とされる場合にのみ、公開市場にて売却できる。さらに、下記で説明されるとおり、当社は、2000 年度株式参加制度に基づき発行される株式をカバーする登録届出書を正式提出する計画である。

ルール 144

一般的に、現在有効であるルール 144 によれば、関係者（affiliate）は、以下のいずれか多い方を超過しない株数を、いずれかの 3 ヶ月の期間内に売却する権利を有する。

- その時点における当社の発行済普通株式数の 1 パーセント（これは、分配直後の当社普通株の約 216,666 株に相当する）
- 当該売却に関するフォーム 144 による通知の正式提出前 4 暦週間における、ナスダック・ナショナル・マーケットでの当社普通株式の週平均売買高

ルール 144 に基づく売却はまた、売買方法に関する規定および通知要件、ならびに当社に関する現在の公開情報の入手可能性を条件とする。

従業員ストック・オプション

2002 年 3 月 31 日現在、当社は、2000 年度株式参加制度に基づき当社の普通株式 1,632,666 株を購入するオプションを付与している。当社としては、ストック・オプションを追加付与する意向である。当社では現在、2000 年度株式参加制度に基づき発行される普通株式を登録するために、1933 年証券法に基づいて登録届出書を正式提出する予定である。当該登録届出書の発効日後に、オプションの行使によって発行される株式は、関係者（affiliate）に対して発行される株式を除き、一般に、1933 年証券法に基づくさらなる登録なしに、自由に売買可能となる。

取締役および役員の補償

デラウェア州一般会社法第 145 条では、ある法人の、現任のあるいは元の取締役、役員、あるいは従業員、もしくはその他の個人が、善意で、かつ、当該法人の最大利益に適うかそれに反しないと合理的に信じた方法で行動した場合、また、刑事訴訟もしくは刑事訴訟手続きに関しては、本人が自己の行為は違法であると信じる合理的な理由がない場合には、民事、刑事、行政上、捜査上の訴訟もしくは訴訟手続き（同法人による、あるいは同法人の権利における株主代表訴訟を除く）に関連する費用、判決、罰金および和解支払金について、当該法人は、かかる取締役、役員もしくは従業員、またはその他の個人を補償することができると規定している。同様の基準は、株主代表訴訟の場合においても適用されるが、補償が株主代表訴訟の防御または和解に関連して負担される費用のみに及ぶ点、および補償を求める者が法人に対して責任を負うと認められた場合には、補償を行う前に裁判所の承認を得ると法律上規定されている点は除く。当該法律は、この補償が、法人の付属定款、利害関係のない取締役の議決、株主の議決、契約その他によって与えられうるその他の補償を除外するものではないと規定している。

当社の基本定款は、ある者あるいはかかる者が適法に代表する者が、現在あるいは過去において当社の取締役か役員であるという事実、もしくは当社の依頼により現在あるいは過去において別の法人、パートナーシップ、合弁事業、信託、その他の事業（従業員給付制度に関するサービスを含む）の取締役、役員、従業員、あるいは代理人を務めるという事実を理由に、過去あるいは現在訴訟や訴訟手続きの当事者となり、または将来当事者にされるおそれがある場合、当社が、かかる人物を、現行のもしくは今後改正されるデラウェア州一般会社法によって承認される全ての範囲において、補償し、責任を負担させない旨規定している。当該権利は、いかなる者がいかなる制定法、基本定款、付属定款、契約、株主もしくは利害関係のない取締役の議決、その他に基づいて有するまたはその後取得する可能性があるその他の権利をも除外するものではない。当社の基本定款はさらに、当社が保険を維持し、また当社の従業員または代理人に類似の補償を受ける権利を付与することを明示的に授権している。

当社は、デラウェア州一般会社法と矛盾せずに、当社の基本定款において、当社の取締役は、以下の事由に基づいて責任を負う場合を除き、取締役としての信任義務の違反を理由として、当社および当社の株主に対し、個人的に、金銭的損害賠償の責任を負わないと規定している：

- 当社および当社に対する取締役の忠実義務違反

- 善意でない、もしくは故意による違法行為あるいは故意の法律違反を伴う、作為または不作為
- 違法配当の支払い、または違法な株式の買戻しもしくは償還
- 取締役が不当な個人的利益を得たいかなる取引

上記の規定の変更または廃止のいずれも、かかる変更あるいは廃止に先立って、現在起きている事項または、かかる規定がなければ生じもしくは発生したであろう訴訟手続、訴訟、もしくは請求のいかなるものに関して、当該規定の効力を排除あるいは軽減するものではない。

当社と中外製薬との間の分離･分配契約は、改正後の 1933 年証券法および改正後の 1934 年証券取引所法に基づく債務を含む一部の債務に関する、当社による中外製薬ならびに同社の取締役、役員および従業員の補償について定めている。

入手可能な情報

当社は、本件分配において中外製薬の株主に分配される当社の普通株式に関し、1934 年証券取引所法ならびに同法に基づき制定された規則および規制に基づき、登録届出書を証券取引委員会に正式提出している。本情報説明書は、ここで参照している登録届出書およびその添付書類ならびに付表で説明されている情報の全てを記載していない。本情報説明書中における契約、合意、またはその他の文書の内容に関する言明は、あらゆる点において、かかる契約、合意、または文書への参照によって限定される。当社がこれらの契約、合意、またはその他の文書を登録届出書の添付書類として正式提出している場合には、当該文書または関連事項をより完全に理解するためには、かかる契約、合意、または文書の全文を読むべきである。当社および当社普通株に関するさらなる情報については、登録届出書ならびにその一部として提出された添付書類および付表を参照されたい。登録届出書ならびにその添付書類および付表は、20549 ワシントン D.C.、N.W.フィフス･ストリート 450 番地（450 Fifth Street, N.W., Washington, D.C. 20549）に所在する証券取引委員会の公衆閲覧室（Public Reference Room Office）にて、閲覧および複写が可能である。

また、登録届出書の複写物は、20549 ワシントン D.C.、N.W.フィフス･ストリート 450 番地ジュディシアリー･プラザ（450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549）、証券取引委員会の公衆閲覧部（Public Reference Section）への郵送依頼、または 1-800-SEC-0330 への電話依頼によっても、入手可能である。公衆閲覧室の事務に関する情報は、証券取引委員会 1-800-SEC-0330 への電話によって取得することができる。登録届出書は、商業的な文書検索サービスまたは証券取引委員会のウェブサイト http://www.sec.gov から一般に入手可能とされている。

当社は、普通株式の株主に対し、独立の監査法人によって監査済みの財務諸表を含む年次報告書を提供し、当社の各会計年度の最初の 3 四半期に関して、中間未監査財務情報を含む四半期報告書を株主が入手できるようにする予定である。当社はさらに、当社が決定する、または法律上必要とされるその他の報告書を提供する予定である。

本件分配後、当社は、1934 年証券取引所法の情報伝達義務を負い、このため、報告書、委任状説明書、およびその他の情報を証券取引委員会に正式提出することが要求される。本情報説明書の日付後に当社が証券取引委員会に正式提出する情報は、本情報説明書中の情報および当該提出以前に正式提出され組み込まれている情報に自動的に取って替わるものとする。これらの報告書、委任状説明書、およびその他の情報は、上記のとおり、閲覧および複写物の入手が可能である。

何人も本情報説明書に記載された以外に情報を提供しまたは事実表明を行う権限を有するものではなく、万一かかる情報提供または事実表明が行われた場合、授権されたものとして信頼されてはならない。本情報説明書の送付、または本書に基づいて実施される証券の分配のいずれも、本書の日付以降、本書において説明される情報または当社の事情に変更が存在しないことを一切暗示するものではない。

ジェン・プローブ社

連結財務諸表

目次

監査報告書

ジェン・プローブ社
株主および取締役会　御中

私どもは、添付のジェン・プローブ社（ジェン・プローブ・ホールディング・カンパニー（旧チュウガイ・ファーマ U.S.A.社）の完全所有子会社）（以下「当会社」）の 2000 年 12 月 31 日および 2001 年 12 月 31 日現在の連結貸借対照表、および 1999 年、2000 年、2001 年のそれぞれ 12 月 31 日に終了した各年度の連結損益計算書、連結株主持分計算書、および連結キャッシュフロー計算書について監査を実施した。私どもの監査にはさらに、添付されている目次に掲載されている財務諸表明細表を含んでいる。これらの財務諸表および明細表は、当会社の経営陣の責任により作成されている。私どもの責任は、これらの財務諸表および明細表について私どもの行った監査に基づく意見を表明することである。

私どもは、米国において一般に認められる監査基準に準拠して監査を実施した。この基準では、財務諸表が重要な虚偽表示を一切含んでいないか否かに関する合理的な確証を得るための、監査を計画、実施することを要求している。監査は、財務諸表の金額および開示事項を裏づける証拠を試査ベースで検証することを含んでいる。監査にはさらに、採用された会計原則および経営陣によりなされた重要な見積りの妥当性の評価、ならびに財務諸表の全体的な表示の評価が含まれる。私どもの監査は、監査意見を述べるに足る合理的な基礎を提供しているものと確信している。

私どもは、上記の財務諸表は、あらゆる重要な点において、当会社の 2000 年 12 月 31 日および 2001 年 12 月 31 日現在の連結財政状態、および当会社の 1999 年、2000 年、2001 年のそれぞれ 12 月 31 日に終了した各年度の連結経営成績および連結キャッシュフローを、米国にて一般に認められる会計原則に準拠して適正に表示しているものと認める。さらに、私どもの意見においては、関連する財務諸表明細表は、あらゆる重要な点において、その基本となる財務諸表全体と関連づけて考慮する場合、明細表中に説明されている情報を適正に表示していると認める。

[署名：] アーンスト＆ヤングエルエルピー

カリフォルニア州サンディエゴ市にて

2002 年 2 月 8 日

ジェン・プローブ社

連結貸借対照表

	12月31日現在 2000年	12月31日現在 2001年	3月31日現在 2002年 (未監査)
	(単位：株数および1株当たりのデータを除き 1,000 ドル)		
資産の部			
流動資産：			
現金および現金等価物	$ 8,641	$ 17,750	$ 18,728
短期投資	3,943	—	—
売掛金、2000年の767千ドル、2001年の824千ドルの貸倒引当金控除後	11,120	11,101	11,573
未収金	3,788	5,129	6,354
関係会社未収金	1,157	409	461
還付法人税等	2,659	2,457	1,561
棚卸資産	12,509	11,004	12,718
繰延税金資産	3,645	3,231	2,715
前払費用およびその他の流動資産	3,647	5,754	5,545
流動資産合計	51,109	56,835	59,665
有形固定資産ー純額	63,916	60,094	57,791
ソフトウェア	16,425	19,791	20,543
その他の資産	4,340	3,753	3,918
無形資産ー純額	2,986	2,650	2,566
営業権、2000年の7,065千ドル、2001年の7,677千ドルの償却費累計額控除後	17,836	17,224	17,224
資産の部合計	$ 156,612	$ 160,347	$ 161,697
負債および資本の部			
流動負債：			
買掛金	$ 6,834	$ 8,090	$ 8,075
未払給与・従業員給付	5,394	7,041	4,854
その他の未払費用	4,595	4,727	5,210
前受収益	2,847	5,212	5,325
一年以内に返済期限の到来する長期債務	2,000	2,000	2,000
流動負債合計	21,670	27,070	25,464
長期債務	12,000	10,000	10,000
繰延税金負債	1,479	173	196
前受収益	10,283	7,000	6,833
繰延賃貸料	—	297	303
契約債務および偶発債務			
資本の部：			
資本金、1株当たり額面金額$.0001：授権株式数 100,000,000株、発行済み株式数 65,000,000株	7	7	7
株式払込剰余金	106,098	106,098	106,098
累積的その他の包括利益	50	60	70
利益剰余金	5,025	9,642	12,726
資本の部合計	111,180	115,807	118,901
負債および資本の部合計	$ 156,612	$ 160,347	$ 161,697

添付の注記を参照のこと。

ジェン・プローブ社

連結損益計算書

	12月31日を期末とする年度			3月31日終了の3ヶ月間	
	1999年	2000年	2001年	2001年 (未監査)	2002年 (未監査)
	(単位：1株当たりのデータを除き1,000ドル)				
収益：					
製品売上高	$ 95,569	$ 100,162	$ 104,233	$ 26,644	$ 26,895
共同研究収入	11,366	13,764	20,203	3,677	5,904
ロイヤリティーおよびライセンス収入	10,587	5,615	5,295	756	984
収益合計	117,522	119,541	129,731	31,077	33,783
営業費用：					
売上原価	30,519	34,102	38,483	9,631	11,449
研究開発費	47,758	58,143	52,993	14,169	12,506
販売費およびマーケティング費	12,889	14,303	15,969	3,833	4,133
一般費および管理費	13,058	14,005	17,287	4,005	4,908
無形資産償却費	2,921	948	948	237	84
営業費用合計	107,145	121,501	125,680	31,875	33,080
営業利益（損失）	10,377	(1,960)	4,051	(798)	703
営業外収益（費用）					
受取利息	540	1,029	482	203	101
支払利息	(1,092)	(1,112)	(1,012)	(283)	(238)
その他収益（費用）－純額	54	(50)	6	(13)	3,617
営業外費用合計－純額	(498)	(133)	(524)	(93)	3,480
税引前利益（損失）	9,879	(2,093)	3,527	(891)	4,183
法人税等	3,168	(1,085)	(1,090)	(271)	1,099
当期純利益（損失）	$ 6,711	$ (1,008)	$ 4,617	$ (620)	$ 3,084
1株当たり当期純利益（純損失）：					
基準および希薄化ベース	$ 0.10	$ (0.02)	$ 0.07	$ (0.01)	$ 0.05
加重平均株数：					
基準ベース	65,000	65,000	65,000	65,000	65,000
希薄化ベース	65,000	65,000	65,000	65,000	65,000

添付の注記を参照のこと。

ジェン・プローブ社

連結株主持分計算書

	資本金	株式払込剰余金	累積的その他の包括利益	利益剰余金	資本の部合計
	(単位：1,000 ドル)				
1998年12月31日現在の残高..........	$7	$106,058	$ 13	$(678)	$ 105,400
包括的利益：					
当期純利益..........	—	—	—	6,711	6,711
短期投資未実現損失－法人税等調整額21千ドル控除後..........	—	—	(37)	—	(37)
包括的利益..........					6,674
1999年12月31日現在の残高..........	7	106,058	(24)	6,033	112,074
ジェン・プローブ・ホールディング・カンパニーからの連結税金戻り額による資本拠出..........	—	40	—	—	40
包括的損失：					
当期純損失..........	—	—	—	(1,008)	(1,008)
短期投資未実現利益－税金費用 42千ドル控除後..........	—	—	74	—	74
包括的損失..........					(934)
2000年12月31日現在の残高..........	7	106,098	50	5,025	111,180
包括的利益：					
当期純利益..........	—	—	—	4,617	4,617
短期投資未実現利益－税金費用 2千ドル控除後..........	—	—	10	—	10
包括的利益..........					4,627
2001年12月31日現在の残高..........	$7	$106,098	$ 60	$9,642	$115,807
包括的利益：					
当期純利益（未監査）..........	—	—	—	3,084	3,084
短期投資未実現利益、税金費用 3千ドル控除後（未監査）..........	—	—	10	—	10
包括的利益（未監査）..........					3,094
2002年3月31日現在の残高（未監査）	$7	$ 106,098	$ 70	$12,726	$ 118,901

添付の注記を参照のこと。

ジェン・プローブ社

連結キャッシュフロー計算書

	12月31日を期末とする年度			3月31日終了の3ヶ月間	
	1999年	2000年	2001年	2001年（未監査）	2002年（未監査）
			（単位：1,000ドル）		
営業活動					
当期純利益（損失）	$ 6,711	$ (1,008)	$ 4,617	$ (620)	$ 3,084
当期純利益（損失）から営業活動によるキャッシュフロー算出への調整項目：					
減価償却費	18,188	17,445	16,953	4,155	4,272
有形固定資産除却損	4	48	115	12	258
繰延未払賃貸料	—	—	297	74	6
前受収益	(1,635)	(5,168)	(918)	(551)	(53)
繰延税金負債	(246)	1,131	(892)	(4)	516
資産および負債の増減：					
売掛金	(1,237)	(5,134)	(372)	1,514	(853)
棚卸資産	(2,044)	(4,843)	1,505	(1,328)	(1,714)
前払費用およびその他の流動資産	1,094	(680)	(2,107)	(396)	208
買掛金	(3,643)	1,920	1,256	(1,539)	(15)
未払給与・従業員給付	502	2,399	1,647	860	(2,187)
その他の未払費用	4,563	(2,806)	132	(73)	483
営業活動により生じたキャッシュフロー	22,257	3,304	22,233	2,104	4,005
投資活動					
短期投資売却、期日償還による収入	41,568	66,286	6,353	6,353	—
短期投資の購入	(30,024)	(62,742)	(2,432)	(2,426)	(2)
有形固定資産の購入	(15,644)	(11,035)	(10,749)	(1,291)	(1,730)
ソフトウェア支出	(4,871)	(2,922)	(3,366)	(830)	(751)
特許費用支出	(696)	(922)	(900)	(235)	(254)
その他の資産	(24)	(66)	(30)	(7)	(290)
投資活動に使用されたキャッシュフロー	(9,691)	(11,401)	(11,124)	1,564	(3,027)
財務活動					
長期債務の元本返済	—	—	(2,000)	—	—
財務活動に使用されたキャッシュフロー	—	—	(2,000)	—	—
現金および現金等価物の純増加（減少）額	12,566	(8,097)	9,109	3,668	978
現金および現金等価物期首残高	4,172	16,738	8,641	8,641	17,750
現金および現金等価物期末残高	$ 16,738	$ 8,641	$ 17,750	$ 12,309	$ 18,728
キャッシュフロー情報の補足開示：					
現金支出（受取）：					
利息	$ 1,082	$ 1,081	$ 998	$ —	$ —
法人税等	$ (3,903)	$ 3,419	$ (745)	$ (1,750)	$ 75
現金収支を伴わない財務活動：					
繰延税金の増減による払込資本拠出	$ —	$ 40	$ —	$ —	$ —

添付の注記を参照のこと。

ジェン・プローブ社

連結財務諸表についての注記
(2001年12月31日以降および2002年3月31日に付随する情報、および2001年、2002年3月31日終了の3ヶ月間の情報は未監査)

1. 組織および重要な会計方針の要約

組織

ジェン・プローブ株式会社（以下「ジェン・プローブ社」あるいは「当社」）は、疾患の臨床診断および献血血液スクリーニングに使用される核酸同定プローブ・ベースの製品の開発、製造、販売に従事している。ジェン・プローブ社の主要顧客は、北米、ヨーロッパ、日本に所在する大規模な著名検査室、公衆衛生検査所ならびに病院である。

当社は、ジェン・プローブ・ホールディング・カンパニー（以下「ジェン・プローブ・ホールディング社」）の完全所有子会社である。ジェン・プローブ・ホールディング社は、日本国東京都の中外製薬株式会社（以下「中外製薬」）の完全所有子会社である。ジェン・プローブ・ホールディング社と当社が関与する事業再編取引、および中外製薬による当社のスピンオフ提案の説明については、注記 11 の「最近の出来事」を参照のこと。

これら連結財務諸表は、親会社であるジェン・プローブ・ホールディング・カンパニー社および中外製薬から自主独立した法人として報告するジェン・プローブ社の過去の財務実績を反映するものである。これら過去の財務諸表は、ジェン・プローブ・ホールディング・カンパニー社または中外製薬から配賦されたジェン・プローブに関連する全経費を反映するものである。この過去の財務情報は、当社の税務構造の変更および公開企業になるための関連費用の増加から、将来における当社の業績、財務状況およびキャッシュフローを必ずしも示唆するものではない。

当社は、モレキュラー・ライト・テクノロジー・リサーチ・エルティーディー（Molecular Light Technology Ltd.）の非支配株主持分を 17%所有しており、貸借対照表のその他の資産に計上している。この投資は原価法によって会計処理されている。

連結の原則

当社の連結財務諸表には、当社、ならびに当社の完全所有子会社であるジェン・プローブ・セールス・アンド・サービシーズ社（Gen-Probe Sales and Services, Inc.）、ジェン・プローブ・カナダ社（Gen-Probe Canada, Inc.）、およびジェン・プローブ FSC 社（Gen-Probe FSC, Inc.）の個別財務諸表が含まれる。関係会社間の取引および残高はすべて、連結において消去されている。

報告期間

当社は、年末を除く月末に最も近い金曜日に終了する会計期間に基づいて営業及び報告を行う。年末については12月31日を期末とする。表示の便宜のため、四半期報告期間は、3月31日、6月30日、9月30日に終了するものとみなされる。1999年、2000年、2001年の12月31日に終了した会計年度は、それぞれ52週間である。2001年および2002年の3月31日に終了した報告期間は、それぞれ13週間である。

見積りの利用

米国において一般に認められる会計原則に準拠した財務諸表の作成のために、経営陣は、連結財務諸表において報告される金額に影響を与える見積りおよび推定を行う必要がある。これらの見積りには、売掛金の回収可能性、棚卸資産評価および長期性資産の査定が含まれる。実際の結果は、これらの見積りとは異なる可能性がある。

現金等価物

現金等価物は、主として、取得時における満期が 3 ヶ月以内の非常に流動性の高い現金投資信託から構成される。

短期投資

短期投資は、未実現損益－税引後の適正価額により計上され、資本の部の別項目として報告される。債券の償却費は、償還期日までのプレミアムの償却および割引額の回復に対して調整される。かかる償却は、投資利益および受取利息に含まれる。短期投資の実現損益および一時的ではないと判断される価値の下落は、投資利益および受取利息に含まれる。売却した有価証券の原価は、個別法に基づく。売却可能として分類される有価証券の利息および配当は、受取利息に含まれる。

セグメント情報

当社は、事業活動、経営陣の責任、ならびに地理的所在地に基づいて当社の営業セグメントを識別している。提示される全期間を通じて、当社は、単一の事業セグメントにおいて営業を行った。地理的所在地別の収益は、注記 9 に提示されている。

中間財務データ

2001 年および 2002 年の 3 月 31 日に終了した 3 ヶ月間に関する財務諸表は、未監査である。未監査財務諸表は、監査済み財務諸表と同一の基準に基づいて作成されており、経営陣の意見によれば、一般に公正妥当と認められる会計原則に準じて、すべての調整を含んでおり、財務諸表に表示される財務情報を公正に言明するために必要な、通常の経常見積り額のみから構成されている。2002 年 3 月 31 日に終了した報告期間の業績は、その他の報告期間あるいは 2002 年 12 月 31 日に終了する年度に報告され得る業績を必ずしも示唆するものではない。

金融商品の適正価額

現金等価物、短期投資、売掛金、買掛金、未払債務ならびに長期債務の簿価は適正価額の概算値となる。当社は、主要金融機関を通じて余剰資金を投資している。当社は、それらの投資により多額の損失を計上したことはない。

信用リスクの集中

当社は、自社製品を、主に確立された大規模な著名検査室、公衆衛生検査所ならびに病院に販売している。信用は、顧客の財務状況の評価に基づいて供与しており、一般に担保を要求していない。過去の実績上、貸倒れ損失は最小限となっており、経営陣の予想範囲内に留まっている。

株式報酬

当社は、従業員オプションに関する会計処理において、会計原則審議会意見書第 25 号「従業員に発行した株式の会計処理」（以下「APB 25」）および関連する解釈に従うことを決定している。財務会計基準書（以下「SFAS」）第 123 号「株式に基づく報酬の会計処理」の下に規定される公正価値基準法は、従業員のオプションの評価用に開発されたものではないオプション価格決定モデルの使用を要求しているからである。SFAS 第 123 号によれば、報酬費用は、承認日現在に決定される株式報酬の適正価額を用いて決定され、その関連するサービスが提供される期間を通じて認識される。同基準書はさらに、企業が、株式報酬の計上のために APB 25 に明示される現行の本源的価値基準法の継続採用を選択し、自社の株式報酬について公正価値基準法の使用による見積り効果を財務諸表の脚注にて開示することを許可している。

収益の認識

当社の臨床診断製品の製品売上高から認識される収益は、製品が出荷され所有権および損失リスクが移転し、その結果としての売掛金の回収が妥当に確証された時点で計上される。当社は、第三者協働パー

トナーとの契約により取り決められた販売価格に基づいて、規制当局の承認を取得済みの国々に出荷される当社の血液スクリーニング製品の製品売上高からの収益を計上する。次に、血液スクリーニング製品売上高は、協働パートナーから当社への支払に基づいて、月次ベースにて調整される。その協働パートナーから支払われる金額は、当社の協働パートナーによる製品のエンドユーザーへの販売金額から以前に支払われた販売代金収入を差し引いて得られる正味収入の当社の最終取り分を反映している。

当社は、従来から、規制当局の承認を未だ受けていない血液スクリーニング製品の米国内外における使用に関連する収益を、共同研究収入として計上している。これは、米国での FDA のライセンス承認および外国での同様の承認前にこれらの製品に適用される価格制限のためである。

また、製品売上高には、当社の診断検査を実施するための当社所有の機器プラットフォームの納品に関連する販売収入あるいは賃貸収入も含まれる。当社は従来から、機器の購入あるいは機器賃貸借契約の締結を要求することなく、当社の機器を検査所および病院に提供してきている。その代わりに、機器の提供費用を当社の診断検査法に関して請求する金額の中に織り込んで回収している。当社では最近、設備要素を規定に組み入れた複数年販売契約を実施し始めた。機器に関連する費用は、3 年から 5 年までの範囲の機器の見積り耐用年数にわたって定額法にて売上原価に計上される。これらのシステムを現場で維持する費用は、発生時点で営業費用として計上される。

共同研究収入は、それぞれの協働契約の全期間にわたり、交渉された月次契約金額が稼得された時点あるいは契約に関連する償還可能費用が生じた時点で、認識される。償還不要な前払いライセンス料は、関連の履行期間を通じて、あるいは当社が実質的に契約に関連するすべての履行義務を満たした時点で認識される。目標達成支払金は、(i) 当社が目標達成支払金を稼得した時点で特定の目標達成がなされた場合、(ii) 目標は本質的に実体的なもので、目標達成は、契約開始時点では当然には保証されていなかった、また、(3) その支払金が償還不要な場合にのみ、目標達成時点で収入として認識される。当社の収益認識基準を満たす前に受領された金額はいかなるものも、貸借対照表において前受収益として計上される。

ロイヤリティー収入は、第三者とのライセンス契約の下での当社の製品あるいは技術の製造、販売、あるいは使用に関連して認識される。ロイヤリティーが合理的に見積もり可能である契約に関しては、当社は、適用される期間に稼得されるロイヤリティーの見積り額に基づいて収益を認識し、翌期にロイヤリティーの見積りと実績との差額を調整する。過去の実績からみると、この調整が重大なものとなったことはない。ロイヤリティーが合理的に見積もり可能でない契約に関しては、当社は、ライセンス供与先からのロイヤリティー計算書を受理した時点で、同収入を認識する。

出荷費および取扱い費

出荷費および取扱い費は、売上原価に含まれている。同費用の合計は、1999 年、2000 年、2001 年の 12 月 31 日を期末とするそれぞれの年度には、順に約 1,569,000 ドル、約 1,726,000 ドル、約 2,096,000 ドルであった。

棚卸資産

棚卸資産は、先入先出法による低価法により評価されている。

ソフトウェア費用の資産化

当社は、コンピュータ・ソフトウェアの開発において生じる費用を技術的実行可能性の確立後に資産化する。こうした資産化費用は、未償却原価あるいは正味実現可能価額の何れか低い方にて計上され、関連製品が販売可能となった時点から同製品の予想耐用年数にわたって償却される。

長期性資産

有形固定資産および無形資産は、原価にて表示されている。有価固定資産の減価償却は、資産の予想耐用年数（3 年から 39 年）にわたって定額法を用いて行われている。減価償却費は、1999 年、2000 年、2001 年の 12 月 31 日を期末とするそれぞれの年度には、順に 14,155,000 ドル、15,086,000 ドル、14,457,000 ドルであった。建物付属設備の償却は、賃借権の残存年数あるいは資産の予想耐用年数の何れ

か短い方の期間にわたって行われている。特許および商標は、原価にて表示されており、関連技術の残存使用可能年数あるいは 8 年間の予想使用可能年数の何れか短い方の期間にわたって定額法を用いて償却される。開発技術およびその他の購入無形資産の原価は、予想耐用年数（5 年から 20 年）にわたって償却される。仕掛技術に配分される金額を控除後の営業権は、提示される期間中、40 年間にわたって償却されている。

当社は、SFAS 第 121 号「長期性資産の減損及び処分予定の長期性資産の会計処理」に準拠している。当社は、資産の簿価が完全に回収可能ではない可能性が、事象あるいは状況の変化によって示唆される場合には、何時でも、無形資産、有形固定資産、および資産化ソフトウェアを含む長期性資産の減損処理を再検討する。当社は、長期性資産の回収可能性を判断するために、将来のキャッシュフローが資産の簿価よりも少なくなるかどうかを評価し、同資産の簿価を適正価額に調整する。

研究開発費

研究開発費は、発生時に費用計上される。

法人税等

当社の税務申告は、姉妹会社であるチュウガイ・バイオファーマスーティカルズ・インク（Chugai Biopharmaceuticals, Inc.）（以下「チュウガイ・バイオファーマスーティカルズ社」）と共に、ジェン・プローブ・ホールディング社の連結連邦所得税申告および様々な合算州法人税申告に含まれている。当社は一般的に、ジェン・プローブ・ホールディング社との租税分担契約に従い、仮に分離して計算された場合に適用されるはずの税額に等しい連結納税額の金額を割り当てられている。

当該契約において、ジェン・プローブ・ホールディング社に戻し配分されずに当社に割り当てられる控除額は、その年度末におけるジェン・プローブ・ホールディング社による資本拠出とみなされる。注記 11 の「最近の出来事（未監査）」に詳細が説明されるとおり、ジェン・プローブ・ホールディング社は 2002 年に当社に吸収合併され、この租税分担契約は終了し、当社はチュウガイ・バイオファーマスーティカルズと新規の租税分担契約を締結することになる。

組替

特定の前年度の金額は、当年度の表示に適合させるために組替えられている。

最近の会計基準意見書

1998 年 6 月、財務会計基準審議会（以下「FASB」）は、デリバティブ商品およびヘッジ活動に関する会計基準を確立する SFAS 第 133 号「派生商品及びヘッジ活動に関する会計処理」を発行した。1999 年 7 月、FASB は、採用開始要件を 2001 年第 1 四半期に延期した SFAS 第 137 号「派生商品及びヘッジ活動に関する会計処理 — SFAS 第 133 号の発効日の延期」を発行した。同基準書の採用は、当社の財務諸表に影響を与えなかった。

2001 年 6 月、FASB は、SFAS 第 141 号「企業結合」および SFAS 第 142 号「のれん及び他の無形資産」を発行した。

SFAS 第 141 号は、2001 年 6 月 30 日より後に開始されたすべての企業結合について、パーチェス法を使用することを要求している。持分プーリング法の利用は、もはや許可されていない。さらに、SFAS 第 141 号には、2001 年 6 月 30 日より後に完結された企業結合において取得する営業権及びその他の無形資産の当初の認識および測定に関する指針が含まれている。

SFAS 第 142 号により、営業権及び耐用年数が無期限の無形資産は、もはや償却できないことになった。その代わり、これらの資産は、同基準書に準じて毎年（あるいは特定条件の下により頻繁に）、減損処理について再検討されなければならない。この減損の測定には、以前に SFAS 第 121 号「長期性資産の減損及び処分予定の長期性資産の会計処理」により要求されていたキャッシュフロー方式ではなく、適正価額方式を用いる。耐用年数が無期限でない無形資産は、その耐用年数にわたって引き続き償却され、SFAS

第121号に従って減損処理の検討がなされる。当社は、SFAS第142号を2002年1月1日から採用する必要があり、その時点で、以前の吸収合併に関連して計上された営業権を含む無形資産の再評価、ならびに当該無形資産の耐用年数の再評価を行うことが要求される。

SFAS第142号の採用にあたり、当社は、2001年7月1日より前の買収の結果としての営業権及びその他特定の無形資産の償却を取り止めることになり、当社の年間償却費は約60万ドル減少することになると推定されている。営業権及び耐用年数が無期限の無形資産は、減損度検査の目的のため当社が定める報告単位に割り当てられ、年に一度、あるいは減損が示唆される場合には何時でも、2段階方式を利用しその減損処理が再検討される。営業権償却の取り止めの影響により、当社の営業利益は、約60万ドル増加すると見積もられる。

当社は、2002年1月1日付で営業権及びその他の無形資産の会計処理に関する新規則を適用し始めた。以下の表は、純利益および1株当たりデータを2001年3月31日終了の3ヶ月間に新規則が適用されていたとした場合に報告されていたであろう数字に調整した結果を示したものである（単位：1株当たりデータを除き1,000ドル）。

	3月31日終了の3ヶ月間	
	2001年	2002年
公表純利益	$ (620)	$ 3,084
営業権償却費の戻し（税引後）	$ 150	$ —
調整後純利益	$ (470)	$ 3,084
基準および希薄化ベースの普通株式1株当たり純利益（純損失）：		
公表純利益（純損失）	$ (0.01)	$ 0.05
営業権償却費（税引後）	$ 0.00	$ —
調整後純利益（純損失）	$ (0.01)	$ 0.05

2001年8月、FASBは、SFAS第144号「長期性資産の減損又は処分に関する会計処理」を発行した。これは、当社においては2002年会計年度を開始年度として発効する。同基準書は、減耗しているか、又は売却あるいは継続利用のために会社内に保有されている長期性資産の認識、測定および表示に関する多数の規則を設定するものである。同基準書はさらに、対象事業の定義を大幅に拡大し、識別できるキャッシュフローが存在する個々の報告部門あるいは資産グルーピングもその定義に含めている。同基準書の採用は、当社の財務諸表に重要な影響を与えることはないと予想される。

1株当たり純利益（純損失）

ジェン・プローブ社は、1株当たり純利益（純損失）を、SFAS第128号「1株当たり利益」およびSECスタッフ会計公報（以下「SAB」）第98号に準拠して計算している。SFAS第128号の規定条項の下、基準1株当たり純利益（純損失）は当期純利益（純損失）を当期発行済み加重平均普通株数で除することによって、計算される。希薄化1株当たり純利益（純損失）は、当期純利益（純損失）を当期発行済みの加重平均普通株式および普通株式相当持分証券の合計株数で除することによって、計算される。

SAB第98号の規定条項により、名目的な対価により発行された普通株式がもしあるならば、それらは提示される全期間を通じて発行済みであるかのように1株当たりの計算に含まれることになる。かつて普通株式が名目的な対価により発行されたことはない。当社の発行済み株式数は、全期間を通じて、ジェン・プローブ・ホールディング社により保有される普通株65,000,000株である。当社では、株式が自己株式方式によるストックオプションの適用により当社の純利益に対して希薄化される場合には、当該ストック・オプション権利行使時からの普通株式に相当する株式を考慮している。

以下の表は、基準ベースおよび希薄化ベースの株式数の計算を示したものである。

	12月31日を期末とする年度			3月31日終了の3ヶ月間	
	1999年	2000年	2001年	2001年	2002年
加重平均発行済み株式数－基準ベース	65,000	65,000	65,000	65,000	65,000
付与済み普通株式オプション希薄化効果	—	—	11	—	—
加重平均発行済み株式数－希薄化ベース	65,000	65,000	65,011	65,000	65,000

2. 貸借対照表の情報

棚卸資産は、以下から構成される（単位：1,000ドル）：

	12月31日		3月31日
	2000年	2001年	2002年
原材料および消耗品	$ 5,250	$ 3,620	$ 5,856
仕掛品	3,606	3,641	3,137
完成品	3,653	3,743	3,725
	$ 12,509	$ 11,004	$ 12,718

有形固定資産は、以下から構成される（単位：1,000ドル）：

	12月31日		3月31日
	2000年	2001年	2002年
建物	$ 29,718	$ 29,718	$ 29,718
機械設備	68,708	72,399	73,181
建物付属設備	16,648	17,027	17,072
器具・備品	13,638	15,592	15,766
	128,712	134,736	135,737
減価償却累計額	(64,796)	(74,642)	(77,946)
	$ 63,916	$ 60,094	$ 57,791

その他の資産は、以下から構成される（単位：1,000ドル）：

	12月31日		3月31日
	2000年	2001年	2002年
特許権およびその他の無形資産	$ 12,580	$ 13,480	$ 13,733
その他	443	518	847
	13,023	13,998	14,580
償却累計額	(8,683)	(10,245)	(10,662)
	$ 4,340	$ 3,753	$ 3,918

3. 短期投資

2001年12月31日現在、短期投資は存在しない。以下は、2000年12月31日現在の短期投資の要約である（単位：1,000ドル）：

	取得原価	総未実現利益	総未実現損失	見積り適正価額
短期金融商品ファンド	$ 393	$ —	$ —	$ 393
社債	2,026	15	—	2,041
モーゲージ証券	1,300	9	—	1,309
米国財務省中期証券	200	—	—	200
短期投資	$ 3,919	$ 24	$ —	$ 3,943

4. 長期債務

1997 年 5 月、当社は、銀行および保険会社に対して手形借入を 1400 万ドル行った。同手形の利率は 7.68%であり、利息のみの返済は 2000 年までであり、それ以降 2007 年 5 月までは元本と利息を返済する。元本は、金額 200 万ドルずつを 2001 年から 2007 年までの毎年 5 月 1 日を期日として返済することになっている。

同借入は、特定の制限条項を含んでおり、中外製薬によって保証されている。2001 年 12 月 31 日および 2002 年 3 月 31 日現在、当社は全条項を遵守している。事業再編とスピンオフがこの負債に及ぼす可能性がある影響を説明する注記 11 の「最近の出来事（未監査）」を参照のこと。

当社は、担保付銀行与信枠契約を締結している。2002 年 7 月に失効する同契約の下に、当社は、銀行の最優遇貸出金利、あるいは LIBOR＋1%の利率にて、最高 1000 万ドルまで借入できる。与信限度額は、不動産を除いた当社の資産によって保証されている。2000 年 12 月 31 日現在、2001 年 12 月 31 日現在、当社は同与信枠を利用した借入残高を有していない。同与信枠契約により、当社はさまざまな財務制限条項の遵守が要求されている。財務関連条項には、自己資本、自己資本に対する負債の比率、流動資産と流動負債の比率、支払利息・税金・減価償却・無形資産償却控除前利益（EBITDA）の必要最低限度レベル、支払利息・税金・減価償却・無形資産償却控除前利益に対する固定負債の比率などに関する諸要件が含まれている。2001 年 12 月 31 日現在および 2002 年 3 月 31 日現在、当社は全条項を遵守している。

5. 関連当事者間取引

当社は、当社が 17%の持ち分を有する関連当事者に対して、それぞれ 1999 年度には 1,499,000 ドル、2000 年度には 2,329,000 ドル、2001 年度には 2,368,000 ドルのロイヤリティーを支払った。同じく、2001 年 3 月 31 日終了の 3 ヶ月間には 890,000 ドル、2002 年 3 月 31 日終了の 3 ヶ月間には 605,000 ドルのロイヤリティーを支払った。

ジェン・プローブ社の中外製薬または現時点で同社の完全所有子会社である中外診断科学株式会社（以下「中外診断科学」）への製品売上高は、1999 年度には 3,370,000 ドル、2000 年度には 3,362,000 ドル、2001 年度には 3,040,000 ドル、また、2001 年 3 月 31 日終了の 3 ヶ月間には 764,000 ドル、2002 年 3 月 31 日終了の 3 ヶ月間には 823,000 ドルであった。中外製薬または同社の子会社からの売掛金およびその他の未収金は、2000 年 12 月 31 日現在には 432,000 ドル、2001 年 12 月 31 日現在には 245,000 ドル、また、2002 年 3 月 31 日現在には 333,000 ドルであった。2002 年 5 月、中外製薬は、中外診断科学株式会社を富士レビオ株式会社に売却する契約を締結したと発表した。当社では、この売却が当社の中外診断科学株式会社との流通契約に重大な影響を及ぼすとは考えていない。

ジェン・プローブ・ホールディング社の元完全所有子会社であるチュウガイ・バイオファーマスーティカルズ社は、1995 年 7 月 1 日に事業を開始し、治療技術・製品の開発に従事している。ジェン・プローブ社は、チュウガイ・バイオファーマスーティカルズ社に、特定の一般管理サービス、一般諸経費、ならびに材料を提供している。これらの費用を回収するために、ジェン・プローブ社は、従業員の時間給、各該当部署に配分可能な一般費、および直接経費 100%を、チュウガイ・バイオファーマスーティカルズ社に請求している。労務費は従業員の月次労働時間報告書に基づいて配分され、労務費以外の費用は基準費用に基づいて見積もられ、後日実際の費用に調整される。

ジェン・プローブ社からチュウガイ・バイオファーマスーティカルズ社への役務提供の請求金額は、チュウガイ・バイオファーマスーティカルズ社により払い戻された直接費用を除くと、1999 年、2000 年、2001 年の 12 月 31 日を期末とする各年度には、順に 494,000 ドル、461,000 ドル、264,000 ドル、また、2001 年 3 月 31 日終了の 3 ヶ月間には 72,000 ドル、2002 年 3 月 31 日終了の 3 ヶ月間には 102,000 ドルとなった。ジェン・プローブ社のチュウガイ・バイオファーマスーティカルズ社に対する未収金は、2000 年 12 月 31 日現在には 703,000 ドル、2001 年 12 月 31 日現在には 191,000 ドル、2002 年 3 月 31 日現在には 131,000 ドルであった。

1997 年 6 月、ジェン・プローブ社は、ジェン・プローブ・ホールディング社が 1995 年に購入した土地への本社施設の建設を完了した。ジェン・プローブ・ホールディング社は、土地改良に関連する費用を最高

3,100,000 ドルまでジェン・プローブ社に払い戻しをすることに同意しており、この契約条項によってジェン・プローブ社は合計 2,997,000 ドルの払い戻しを受け、それ以上の費用は生じなかった。1997 年 6 月、ジェン・プローブ社とジェン・プローブ・ホールディング社は、長期土地賃貸借契約を締結した。同契約の下、ジェン・プローブ社は、営業施設の土地をジェン・プローブ・ホールディング社から 2031 年 5 月まで年間 525,000 ドルで賃借する。同土地賃貸借契約の下、ジェン・プローブ社は、ジェン・プローブ・ホールディング社に対し、1999 年、2000 年、2001 年の 12 月 31 日を期末とする各年度に年間 525,000 ドルの支払いを、また、2001 年 3 月 31 日終了の 3 ヶ月間および 2002 年 3 月 31 日終了の 3 ヶ月間にはそれぞれ 131,000 ドルの支払いを行った。注記 11 の「最近の出来事（未監査）」を参照のこと。

6. 法人税

法人税等は、以下から構成される（単位：1,000 ドル）：

	12 月 31 日を期末とする年度		
	1999 年	2000 年	2001 年
当期：			
連邦	$ 3,269	$ (2,151)	$ (230)
州	124	124	12
	3,393	(2,027)	(218)
繰延：			
連邦	1,349	1,879	1,551
州	(1,574)	(937)	(2,423)
	(225)	942	(872)
	$ 3,168	$ (1,085)	$ (1,090)

法人税等は、納税申告目的において営業権およびその他特定の無形資産の償却費は損金に算入されないため、税引前利益から非課税の国外所得を差し引いた金額に連邦法人税率を適用し、特定の税額控除を実施することによって算出される税額とは異なる。

当社の連邦所得税および州法人税に関する繰延税金資産および繰延税金負債の重要な構成要素は、以下のとおりである（単位：1,000 ドル）：

	12 月 31 日	
	2000 年	2001 年
繰延税金資産：		
研究投資およびカリフォルニア州製造業者投資に関する繰越投資税額控除	$ 3,651	$ 6,047
棚卸資産評価引当金および資産化された費用	1,955	1,914
貸倒引当金	323	342
前受収益	4,981	4,266
その他の未払費用および準備金（純額）	2,896	744
繰延税金資産合計	13,806	13,313
繰延税金負債：		
購入無形資産	(1,138)	(990)
税務上費用処理した資産	(9,280)	(8,378)
減価償却費	(1,222)	(887)
繰延税金負債合計	(11,640)	(10,255)
繰延税金資産純額	$ 2,166	$ 3,058

当社は、繰延税金資産がおそらくは実現されることになると判断していることから、当該資産を相殺するための評価引当金は計上していない。当社では当該資産の実現の可能性を引き続き評価していくが、将来、当該資産の実現を不可能とする事象が発生する場合には、当社は、繰延税金資産純額の全部または一部に対して評価引当金を計上する。

2001年12月31日現在、当社の研究開発費の連邦繰越税額控除は、約1,925,000ドルであり、これは利用しない場合には2019年に消滅し始める。

さらに、2001年12月31日現在、当社の研究開発および製造業者投資に関するカリフォルニア州繰越税額控除は、約6,341,000ドルであり、これは利用しない場合には2005年に消滅し始める。内国歳入法典によると、当社の税額繰延控除の利用は、当社の株式所有権に特定の累積的変化が発生する場合には、制限される可能性がある。

法人税等は、以下のとおり、税引前利益に連邦法人税率を適用して計算した金額に一致する（単位：1,000ドル）：

	12月31日を期末とする年度					
	1999年		2000年		2001年	
連邦法人税率による税額	$ 3,458	35%	$ (732)	35%	$ 1,203	35%
州法人税、連邦税金収益控除後	711	7%	(20)	1%	121	4%
連邦税額控除	(1,167)	(12)%	(862)	41%	(1,300)	(38)%
州税額控除	(845)	(9)%	(639)	31%	(865)	(25)%
前年度の控除調整	(76)	(1)%	60	(3)%	—	—
州法人税率の変更による調整	—	—	995	(48)%	—	—
その他	1,087	12%	113	(5)%	(249)	(7)%
	$ 3,168	32%	$ (1,085)	52%	$ (1,090)	(31)%

7. 株主持分

2000年8月、当社の取締役会は、650,000対1株の株式分割を承認した。株式に関する全情報は、この株式分割を反映するように遡及的に再表示された。

2001年12月10日、中外製薬は、同社保有のジェン·プローブ株を全株、中外製薬の株主に分配することによって、ジェン·プローブ社をスピンオフする計画を発表した。事業再編およびスピンオフの計画については、注記11の「最近の出来事（未監査）」を参照のこと。

ストック·オプション

当社は、2000年8月に2000年度株式投資制度（以下「同制度」）を採用し、同制度の下での交付用に8,000,000株の普通株式を引き当てた。同制度は、奨励ストック·オプションおよび非適格ストック·オプションの交付を規定している。各オプションの権利行使価格は、承認日当日の当社の株式の時価と同一あるいはそれより高くなる。取締役会は、すべてのオプションの条件および受給権確定を決定する。しかし、いかなる場合にも、契約期間は10年を超過しない。一般的に、オプションは、承認日から1年後に25%あるいは33%、その後はオプションが完全既得となるまで毎月それぞれ1/48あるいは1/36の受給権が確定する。事業再編およびスピンオフが当社のオプション保有者に及ぼす影響については、注記11の「最近の出来事（未監査）」を参照のこと。

当社のストック·オプション活動の要約は以下のとおりである：

	株数	加重平均権利行使価格
1999年12月31日現在の交付残高	—	—
承認済み	4,498,840	$ 10.00
権利行使済み	—	—
取消	(136,460)	10.00
2000年12月31日現在の交付残高	4,362,380	10.00
承認済み	2,171,699	9.39
権利行使済み	—	—
取消	(561,990)	9.98
2001年12月31日現在の交付残高	5,972,089	$ 9.78

以下の表は2001年12月31日現在の発行済みストック・オプションに関する情報を要約したものである：

権利行使価格の範囲	発行済みオプション 発行済株式数	加重平均残存契約期間（年）	加重平均権利行使価格	権利行使可能オプション 権利行使可能オプション数	加重平均権利行使価格
$ 9.00	1,321,419	9.6	$ 9.00	—	$ 9.00
10.00	4,650,670	8.7	10.00	1,467,552	10.00
	5,972,089	8.9	$ 9.78	1,467,552	$ 10.00

将来における付与に利用可能なオプション数は、2001年12月31日現在、2,027,911である。

純利益に関する見積りベースの情報は、SFAS第123号により要求されるものであり、当社が従業員ストック・オプションをSFAS第123号の下での公正価値基準法により計上したかのように測定されている。こうしたオプションの公正価額は、2000年および2001年については、無リスク金利範囲を4.3%から6.0%、配当利回りを0%、予想期間を4年と推定した最低価額オプション価格設定モデルを用い、承認日現在にて見積もられた。

SFAS第123号に首尾一貫する会計処理方法によって付与されたストック・オプションの報酬費用が付与日当日のオプションの公正価額に基づいて決定されたと仮定すると、当社の純利益（純損失）および1株当たり純利益（純損失）は、以下のとおりとなる（単位：1株当たりデータを除き、1,000ドル）：

	12月31日末事業年度 2000年	2001年
純利益（純損失）：		
公表額	$ (1,008)	$ 4,617
見積り	$ (1,794)	$ 2,677
基準および希薄化ベースの1株当たり純利益（純損失）：		
公表額	$ (0.02)	$ 0.07
見積り	$ (0.03)	$ 0.04

2000年および2001年両事業年度の純利益に対する見積効果が、公表される将来の事業年度における純利益あるいは純損失に影響を与える可能性は低い。経営陣の意見においては、現行のストック・オプション評価モデルは、受給権確定条項があり譲渡不可能な従業員ストック・オプションの公正価額に関して信頼できる単一の測定法を提供するものではない。さらに、オプション評価モデルとは非常に主観的な推定要素を必要とするものであり、かかる主観的な推定の変更が従業員ストック・オプションの公正価額の見積りに重大な影響を与える可能性がある。

期間中に交付されたオプションの承認日当日の加重平均1株当たり公正価額は、以下のとおりである：

	12月31日を期末とする年度 2000年	2001年
承認日当日の普通株式のみなし公正価額と同一の権利行使価格：		
加重平均権利行使価格	$ 10.00	$ 9.29
加重平均オプション公正価額	$ 2.13	$ 1.48
承認日当日の普通株式のみなし公正価額より高い権利行使価格：		
加重平均権利行使価格	$ —	$ 10.00
加重平均オプション公正価額	$ —	$ 0.59

8. 契約債務および偶発債務

賃貸借契約

当社は、オペレーティング・リース契約の下に、特定の施設を賃借している。契約は2008年2月を最後に各契約日による日付において失効する。

オペレーティング・リース契約の下での将来の最低支払額は、2001年12月31日現在、以下のとおりである（単位：1,000ドル）：

2002年	$	860
2003年		848
2004年		779
2005年		810
2006年		730
それ以降		787
支払額合計	$	4,814

賃借料は、1999年、2000年、2001年の12月31日を期末とする各年度には、順に645,000ドル、717,000ドル、1,116,000ドルであった。また、2001年3月31日終了の3ヶ月間には277,000ドル、2002年3月31日終了の3ヶ月間には232,000ドルであった。

協働契約

当社は、1997年5月2日付で、ジェン・プローブ社とビオメリュー・バイテック社（bioMerieux Vitek, Inc.）（以下「ビオメリュー社」）の間に全世界的関係を設定する契約を締結した。この協働契約は、研究開発活動、ならびに日本以外の国際市場における製品販売権のビオメリュー社への譲渡を包含する。同契約の一環として、ジェン・プローブ社は、プローブ検査法を共同開発し、機器を適応開発するために、5年間および10年間のプローブ関連技術のライセンスをビオメリュー社に供与した。これに対し、ビオメリュー社は、1997年にライセンス料2,000,000ドルと前払いロイヤリティー4,000,000ドルを、1998年に追加のライセンス料として6,000,000ドルを、ジェン・プローブ社に支払った。ライセンス料は、同契約期間にわたって償却され、ロイヤリティー支払額は繰り延べられた。

2000年8月、このビオメリュー社との契約は、協働契約から特定の履行義務を伴うライセンス契約に移行するために修正された。ジェン・プローブ社は、原契約の下に支払われた前払いロイヤリティーと引き換えに、2000年12月31日付にて情報およびノウハウをすべて、ビオメリュー社に譲渡した。ジェン・プローブ社はさらに、自社の生産能力を2003年12月31日までにビオメリュー社に譲渡することになる。ジェン・プローブ社は、特定の目標達成がなされた場合、本契約に基づき収益を計上する。ジェン・プローブ社は1999年、2000年、2001年の12月31日を期末とする各年度に、順に0ドル、3,000,000ドル、250,000ドルの目標達成収入を認識した。2001年3月31日終了の3ヶ月間および2002年3月31日終了の3ヶ月間には、収入を認識していない。ジェン・プローブ社は、同契約に関連するライセンス収入として、1999年、2000年、2001年の12月31日を期末とする各年度に、順に1,070,000ドル、1,470,000ドル、1,870,000ドルを、また、2001年3月31日終了の3ヶ月間および2002年3月31日終了の3ヶ月間にはそれぞれ470,000ドルを認識した。

1998年7月、当社は、カイロン・コーポレーション（Chiron Corporation）（以下「カイロン社」）と、血液スクリーニング用および臨床診断の特定分野用に核酸プローブに基づいた検査法システムを開発、製造、販売するための戦略的提携を形成するための契約を締結した。この契約条件の下、カイロン社または第三者は、カイロン社のC型肝炎ウィルス（HCV）およびエイズウィルス（HIV-1）に関する知的所有権と当社の特許技術を利用した製品を市場導入、販売することになる。当社は、1998年に前払いライセンス料として10,000,000ドルを受領した。当社はさらに、1999年には目標達成時点の追加支払金として8,500,000ドルを受理し、これを収益として計上した。当社は、特定の目標が達成された場合には、追加の支払金を受領できる。併せて、製品が販売された場合には追加収入を受領できる。1998年9月、カイロン社は同社の診断事業をバイエル・コーポレーション（Bayer Corporation）（以下「バイエル社」）に売

却することに合意した。その結果、当社とバイエル社は、同契約の臨床診断に関連する条件の下に提携関係を締結した。当社は、同契約のこの点に関連し、1999 年、2000 年、2001 年の 12 月 31 日を期末とする各年度には、順に 9,200,000 ドル、670,000 ドル、670,000 ドルのライセンス収益を計上した。また、2001 年 3 月 31 日終了の 3 ヶ月間および 2002 年 3 月 31 日終了の 3 ヶ月間にはそれぞれ 170,000 ドルを計上した。

当社は、カイロン社との協働契約に関連し、臨床試験用新医薬品申請書（IND）の条件下に、米国赤十字社、米国血液センター、米国独立系血液センター、米国軍およびその他に対し、プールされた血液の標本採取のための製品を開発し、提供している。当社は、同製品の開発にかかる費用に対して毎月支払いを受領している。同契約は、更新可能であり、米国内での同製品の市販開始まで継続されるものと予想される。1999 年、2000 年、2001 年の 12 月 31 日を期末とする各年度に同契約の条件の下に計上された共同研究収入は、順に 4,770,000 ドル、10,946,000 ドル、14,546,000 ドル、また、2001 年 3 月 31 日終了の 3 ヶ月間には 2,821,000 ドルおよび 2002 年 3 月 31 日終了の 3 ヶ月間には 4,224,000 ドルであった。

当社のカイロン社との協働契約においては、両当事者は双方に対して義務を負う。当社は、血液スクリーニング検査法を製造し、それをカイロン社に供給する義務があり、カイロン社は、この検査法を 90 日前の需要予測に基づき特定された数量にて、カイロン社の予定納入日の 90 日前を支払期日として、また、継続的 12 ヶ月予測に基づいて特定された数量を購入する義務がある。

エイズウィルス / C 型肝炎ウィルス検査法の共同開発に関連し、また、カイロン社が同検査法の承認に関連する臨床試験費用の大半を支払うという条件で、当社は、カイロン社との次の共同開発プロジェクトの臨床試験関連費用を支払うことに合意した。ジェン･プローブ社の義務は以前の共同臨床試験にかかった費用に限定されたものであるが、その金額は両当事者間で未だ合意されていない。この金額は、現在、判断不可能であるが、当社の財務状況および業績に影響を及ぼすものとなる。

ライセンス契約

当社は、研究開発努力に関連し、非関連当事者とさまざまなライセンス契約を締結している。当社は当該ライセンス契約により、それら当事者が保持する特定の技術および特許権を利用する製品を開発、販売する権利の提供を受ける。さまざまなライセンス契約の条件により、当社は、該当技術を利用した製品の将来における売上高の 1%から 5%までの範囲にわたるロイヤルティーの支払いを要求されている。このような契約は、一般的に、契約締結時に開始し該当技術に関連する最後の特許の失効時まで継続する期間を規定している。

1995 年中、当社は、特定の感染症を検出する特定の特許取得済みの方法について非独占的ライセンスを供与した。ジェン･プローブ社は、このライセンス供与と引き換えに、ライセンス料を受け取り、ライセンス供与された製品の全売上高に対するロイヤリティーを受け取る。1999 年、2000 年、2001 年の 12 月 31 日を期末とする各年度に受領したロイヤリティーは、順に 267,000 ドル、348,000 ドル、421,000 ドルであり、また、2001 年 3 月 31 日終了の 3 ヶ月間には 101,000 ドル、2002 年 3 月 31 日終了の 3 ヶ月間には 117,000 ドルであった。

2001 年 7 月、当社は、中外診断科学に特定の特許取得済み製品に関するライセンスを供与した。ジェン･プローブ社は、このライセンス供与と引き換えに、当初のライセンス料 1,600,000 ドルを受領し、ライセンス供与された製品の全売上高に対するロイヤリティーを受け取る。中外診断科学により販売された製品に対し、2001 年には 400,000 ドル、2002 年 3 月 31 日終了の 3 ヶ月間には 211,000 ドルのロイヤリティーが受領された。

政府請負契約

1996 年、ジェン･プローブ社は、米国国立衛生研究所の傘下の国立心肺血液研究所による 770 万ドルの請負契約を獲得し、献血血液スクリーニングにおけるエイズウィルス / C 型肝炎ウィルス用の検査を開発することになった。1997 年、同契約は、プールされた血漿中のエイズウィルスおよび C 型肝炎ウィルスのリボ核酸を検出する準自動システムの開発のために 648,000 ドルを追加することで修正された。同契約はさらに、1998 年 9 月付で、ヒト免疫不全ウィルス 2 型（HIV-2）および B 型肝炎ウィルス（HBV）の検査開発のために 430 万ドルを追加し修正された。当社は、この支払補償契約の下に当社に支払われる請

負契約収入を費用が生じた時点で計上する。この契約の下での請求は 2000 年中に終了しており、1999 年および 2000 年の 12 月 31 日を期末とする各年度に計上された請負契約収入は、それぞれ 4,980,000 ドルおよび 302,000 ドルであった。

2000 年 1 月、当社は、米国国立衛生研究所との 3 年間にわたる 1,340 万ドルの費用分担契約の下に、エイズウィルス / C 型肝炎ウィルス検査法に B 型肝炎ウィルスの検出機能を組み込み、臓器提供センターによる臓器提供者の血液検査をより簡便にするための改良に着手した。当社は 1,340 万ドルを費やす予定であり、米国国立衛生研究所はこのうち 760 万ドルを当社に償還することになっている。当社は、この支払補償契約の下に当社に支払われる請負契約収入を費用が生じた時点で計上する。生じる費用は、研究開発費として計上される。2000 年および 2001 年の 12 月 31 日を期末とする各年度に計上された請負契約収入は、それぞれ 465,000 ドルおよび 4,220,000 ドルであった。また、2001 年および 2002 年の 3 月 31 日にそれぞれ終了した各 3 ヶ月間に計上された請負契約収入は、それぞれ 702,000 ドルおよび 1,458,000 ドルであった。

訴訟

当社は、特定の特許に関連して紛争中である。経営陣としては、当該訴訟の最終的な結果は保証できないものの、こうした問題の解決が当社の財務状況あるいは事業遂行能力に重大な悪影響を与えることはないと予想している。

当社は、2001 年 2 月 26 日、血液スクリーニングの協働に関連し、カイロン社に対する仲裁手続きを開始した。当社は、2001 年第 4 四半期中に紛争事項の大半についての解決策をめぐる交渉をし、2002 年 1 月に申立ての部分的な和解金 690 万ドルを受領した。当社は、2002 年第 1 四半期中、和解された事項に関連して、カイロン社からの支払いを受けた時点で、その他の収入として 240 万ドル、納入製品に関する前受金を繰延収益として 390 万ドル、そしてその他の受取勘定として 60 万ドルを、それぞれ計上した。両当事者は、最終的な和解にあたって当社に重大な財務諸表上の影響を及ぼすとは予想されないその他の事項に関して交渉を継続している。

9. 重要な顧客情報および地理的情報

1999 年、2000 年、2001 年の 12 月 31 日を期末とする各年度中、純収益のうち順に 13%、11%、11%は、単一の顧客による収益である。また、2001 年 12 月 31 日を期末とする年度中および 2002 年 3 月 31 日終了の 3 ヶ月間においては、純収益のうちそれぞれ 17%および 21%は、別の単一の顧客による。その他の会計年度においても収益の 10%超を占めた顧客は他には存在しない。

1999 年、2000 年、2001 年の 12 月 31 日を期末とする各年度中、並びに 2001 年および 2002 年 3 月 31 日終了の各 3 ヶ月間において、製品売上高のうち市販を承認された血液スクリーニング製品が占めた割合は、順に 0%、2%、5%、4%、9%であった。市販承認前の血液スクリーニング製品の開発に関連するその他の収入は、注記 8 の「協働契約」に開示するとおり、共同研究収入に計上されている。1999 年、2000 年、2001 年の 12 月 31 日を期末とする各年度中、および 2001 年、2002 年 3 月 31 日終了の 3 ヶ月間においては、製品売上高のうち市販を承認された臨床診断製品および機器が占めた割合は、順に 100%、98%、95%、96%、91%であった。

地域別の純収益は以下のとおりである：

	12 月 31 日を期末とする年度			3 月 31 日終了の 3 ヶ月間	
	1999 年	2000 年	2001 年	2001 年	2002 年
純収益：					
北米	$ 106,307	$ 107,715	$ 111,018	$ 27,078	$ 28,584
その他すべて	11,215	11,826	18,713	3,999	5,199
	$ 117,522	$ 119,541	$ 129,731	$ 31,077	$ 33,783

10. 従業員給付制度

ジェン･プローブ社は、1990 年 5 月 1 日付で、ジェン･プローブ社およびチュウガイ･バイオファーマスーティカルズの従業員全員を実質的に対象とし、入社した月の翌月の第 1 日を開始日とする確定拠出制度（以下「同制度」）を設定した。従業員は、本人の年間報酬の最高 20%（連邦税法により課せられる最高限度を上限とする）までを拠出できる。ジェン･プローブ社は、各従業員に対し、従業員が拠出した報酬の最初の 6%の最高 50%までと同額の拠出を行う義務を有する。ジェン･プローブ社の従業員に関連して営業費用として計上された拠出合計は、1999 年、2000 年、2001 年の 12 月 31 日を期末とする各年度には、順に 571,000 ドル、760,000 ドル、835,000 ドル、また、2001 年 3 月 31 日終了および 2002 年 3 月 31 日終了の各 3 ヶ月間には、それぞれ 231,000 ドルおよび 254,000 ドルとなった。

11. 最近の出来事（未監査）

2001 年 12 月 10 日、中外製薬は、中外製薬とロシュ･ファームホールディング B.V.（Roche Pharmaholding B.V.）の子会社である日本ロシュ株式会社との合併、およびジェン･プローブ社株式の分配による減資取引についての中外製薬の株主の承認を条件とし、同社が保有するジェン･プローブ社の全株式を、同社の株主に分配することによって、ジェン･プローブ社をスピンオフする計画を発表した。株主の承認が得られた場合には、この分配は 2002 年第 3 四半期に実現するものと当社は予想している。中外製薬は、当該取引の一環として、同社株主へのジェン･プローブ社株式の分配に先立ち、ジェン･プローブ･ホールディング社のジェン･プローブ社への吸収合併を計画している。この吸収合併時点では、ジェン･プローブ･ホールディング社は、現金 75,000,000 ドルを有し、評価額約 30,000,000 ドルのジェン･プローブ社本社施設の敷地を含む 37 エーカーの土地を所有することになる。ジェン･プローブ社の本社建物が所在する土地に関する土地賃貸借契約は、合併の完了時点で、ジェン･プローブ社がこの土地を所有することになるため終了する。ジェン･プローブ社は、スピンオフの後、同社の株式を米国の証券取引委員会に登録する計画であり、当社は中外製薬から独立することになる。スピンオフに関連し、当社は、その借入の条件を修正し、中外製薬による借入の保証を解除する必要がある。

ジェン･プローブ社は、ジェン･プローブ･ホールディング社との合併において受け取る現金と土地を反映するために、ジェン･プローブ･ホールディング社が現在所有する株数を上回る、追加の普通株式を中外製薬に発行する予定はない。その代替として、合併に関連し当社は、2000 年度株式投資制度の下に承認される株式購入オプションの発行済みのオプション数を調整する。オプションの対象となる株数は、ジェン･プローブ･ホールディング社のジェン･プローブ社への吸収合併による現金および土地のジェン･プローブ社への拠出を認識するために減額される。この調整の結果として、ジェン･プローブ社におけるオプション保有者の合計持分は中外製薬の所有持分と比較して減少することになるが、この減少は、合併に関連して仮にジェン･プローブ社がジェン･プローブ社普通株式を追加発行したとすれば、この追加発行の結果としてもたらされるはずの減少に比例するものである。また、当社では、ジェン･プローブ社の株式の総合的な価値は、ジェン･プローブ社が合併において受け取る現金および土地によって上昇することになると予想している。

ジェン･プローブ･ホールディング社のジェン･プローブ社への吸収合併に関連し、ジェン･プローブ社は、繰延税金資産として約 320 万ドルを計上することになる。この繰延税金資産は、主として、税務上損金算入される減価償却費を超過する財務諸表上の減価償却費、および、ジェン･プローブ社の姉妹会社のチュウガイ･バイオファーマスーティカルズの後継会社であるチュウガイ･ファーマ U.S.A.L.L.C.（Chugai Pharma USA, LLC）が以前から保有していた、研究開発税額控除に関連するものであり、これらは、現在繰り越されているが、多々ある要因の中でもとりわけ、ジェン･プローブ社が将来において十分な課税所得を得ることにより実現する可能性がある。したがって、ジェン･プローブ社は、これらの控除額が実現されるまでは、評価引当金を設定する予定である。

ジェン・プローブ社

明細表 II — 1999 年、2000 年、2001 年 12 月 31 日を期末とする各年度の 評価勘定、引当金および準備金

	貸倒引当金	滞留棚卸資産・陳腐化棚卸資産 (1)
	(単位：1,000 ドル)	
1998 年 12 月 31 日現在の残高	$ 728	$ 5,461
費用計上	270	6,433
利用額－戻入れ差し引き後	(173)	(2,570)
1999 年 12 月 31 日現在の残高	825	9,324
費用計上	(28)	10,075
利用額－戻入れ差し引き後	(30)	(3,097)
2000 年 12 月 31 日現在の残高	767	16,302
費用計上	341	3,071
利用額－戻入れ差し引き後	(284)	(5,313)
2001 年 12 月 31 日現在の残高	$ 824	$ 14,060

---

(1) 1999 年度および 2000 年度の滞留棚卸資産および陳腐化棚卸資産の引当金の正味費用計上額は、主として当社の血液スクリーニング製品の開発、製造に関連したものである。当該製品は、その時点では市販用として承認されていなかったため、貸借対照表上は全額に対する引当金が計上されている。当社は、2001 年第 1 四半期に新薬臨床試験申請書を提出したが、2002 年 2 月に同血液スクリーニング製品の市販に関する FDA 承認を受領した。血液スクリーニング製品の市販が開始されるまでは、血液スクリーニング検査法の超過製造費用は、引き続き研究開発費に分類される。

Attachment 2

FACTS AND FIGURES 2001

For the Well-Being of People Worldwide



CHUGAI PHARMACEUTICAL CO., LTD.

CONTENTS

PROFILE

Chugai Pharmaceutical Co., Ltd.—founded in 1925 as Chugai Shinyaku Co., Ltd.—is currently one of the leading Japanese companies in its industry, and provides many in-house-developed products to customers worldwide. In the fiscal year ended March 31, 2001, 76.2% of consolidated net sales came from prescription pharmaceuticals, 13.0% from nonprescription products, including over-the-counter (OTC) drugs, nutritional supplements, and insecticides, with the remainder from diagnostic products, medical devices, and agrochemicals.

The successful commercial production in 1951 of glucuronic acid and its launch under the brand name *Guronsan* established the foundations for the Company's future growth. Further innovative development led to the marketing of several highly competitive, original new drugs, such as *Ulcerlmin* (sucralfate), an antiulcer agent, in 1968, and *Picibanil*, an immunotherapeutic anticancer agent, in 1975. Chugai's record of innovation continued with the 1981 release of *Alfarol* (alfacalcidol), an agent for bone metabolic disorders, and the launch in 1984 of nicorandil, an antianginal agent now marketed under the name *Sigmart*.

Chugai consistently invests approximately 20% of its annual net sales in R&D, one of the highest levels among Japanese pharmaceutical companies and consistent with the highest levels in the industry. This commitment to R&D has paid off in a number of ways, not the least of which was the launch of two breakthrough biotechnology drugs in the early 1990s: *Epogin* (epoetin beta), an agent for the treatment of anemia associated with chronic renal failure, and *Neutrogin* (lenograstim)—marketed as *Granocyte* outside Japan—an agent for the treatment of neutropenia associated with chemotherapy.

In accordance with its V's plan for corporate growth, Chugai intends to be a global pharmaceutical and medical products company with competitive advantage in specific pharmaceutical research domains by 2010. From this global vantage point, the Company will be able to make an even greater contribution to the health and quality of life of its customers around the world.

FINANCIAL HIGHLIGHTS (CONSOLIDATED BASIS)


NET SALES
¥ Millions
200,000
150,000
100,000
50,000
0
'97/3
'98/3
'99/3
'00/3
'01/3


NET INCOME
¥ Millions
16,000
12,000
8,000
4,000
0
'97/3
'98/3
'99/3
'00/3
'01/3


RESEARCH AND DEVELOPMENT EXPENSES
¥ Millions
48,000
36,000
24,000
12,000
0
'97/3
'98/3
'99/3
'00/3
'01/3


COMPOSITION OF TOTAL CAPITAL EMPLOYED
¥ Millions
%
350,000
280,000
210,000
140,000
70,000
0
60
48
36
24
12
0
'97/3
'98/3
'99/3
'00/3
'01/3
Total Capital Employed (left scale)
Total Shareholders' Equity (left scale)
Interest-Bearing Debt (left scale)
Other Liabilities (left scale)
Ratio of Total Shareholders' Equity to Total Capital Employed (right scale)

¥ Millions

Fiscal Year Ended:	1997/3	1998/3	1999/3	2000/3	2001/3
For the Year:					
Net Sales	185,654	185,775	189,555	195,506	203,005
Operating Income	25,784	20,645	24,205	29,978	30,243
Income before Income Taxes and Minority Interests	30,146	19,444	22,294	14,035	29,340
Net Income	11,575	9,751	8,049	8,761	15,500
Research and Development Expenses	30,039	35,764	37,674	39,993	41,189
Research and Development Expenses to Net Sales (%)	16.2	19.3	19.9	20.5	20.3
Per Share:					
Net Income (Basic) (¥)	46.97	39.56	32.66	35.53	61.70
Net Income (Fully Diluted) (¥)	39.14	33.37	27.95	30.49	52.18
Shareholders' Equity (¥)	565.12	592.82	613.69	686.24	754.99
Cash Dividends (¥)	11.50	11.50	11.50	13.00	16.00
At Year-End:					
Total Assets	320,692	295,720	305,069	321,087	340,174
Interest-Bearing Debt	108,166	85,792	85,028	75,181	70,402
Total Shareholders' Equity	139,278	146,104	151,263	170,972	190,257
Number of Shares Outstanding	246,464,064	246,464,064	246,484,647	249,159,719	252,000,233
Number of Employees	4,808	4,739	4,804	4,877	4,931

Prescription Pharmaceuticals

Chugai's prescription pharmaceutical business accounts for 76.2% of its net sales. We have targeted the following three areas as key therapeutic domains: cancer, bone metabolic disorders, and cardiovascular diseases. Sales of *Epogin* and *Neutrogin/Granocyte* accounted for 47.5% of Chugai's prescription pharmaceutical sales during the fiscal year ended March 31, 2001. *Neutrogin/Granocyte* is sold in 71 countries around the world and has a particularly strong presence in Europe.

Diagnostic Products and Medical Devices

Chugai is enjoying rising sales in its Diagnostics Division, with strong growth in North America. The flagship products are DNA probe diagnostics developed by our wholly owned subsidiary Gen-Probe Incorporated, based in San Diego, California. In March 1997, we spun off our Diagnostics Division to establish the wholly owned subsidiary Chugai Diagnostics Science Co., Ltd., in Tokyo, which will lead the R&D and marketing of DNA probe diagnostics and enzyme-immunoassay (EIA) products. The medical device business, which went into full operation in April 1995, is making steady inroads into the Japanese market.

Nonprescription Products

Chugai's nonprescription product business encompasses over-the-counter (OTC) drugs and insecticide products in Japan. Previously, OTC drugs were permitted to be marketed only through drugstores; however, from spring 1999, Japanese regulations on the marketing of health tonics and certain other OTC drugs have been relaxed, enabling the Company to promote the use of its health tonics among customers who have never drunk such products before.

Chugai's principal offerings in the nonprescription drug segment include *Guronsan* and *New Guromont* health tonic as well as such products as *New Chugai Ichoyaku*, which relieves gastrointestinal discomfort.

In addition, the Company's *Varsan* line of home-use insecticide products includes Japan's most popular smoke-type fumigators. In 1998, Chugai launched *Varsan Fogging Jet* products, which met consumer needs and caused a surge in sales of *Varsan*, and in March 2001 the Company marketed a new type of *Varsan* smoke-type fumigator product.

In March 2000, Chugai began expanding its *Zenol* line of topical analgesic products with the addition of *Zenol Exum* products, which include an innovative hard gel version. This move boosted demand to a level higher than originally targeted.

Chugai anticipates that the increasing health-consciousness of Japanese and the healthcare system reforms will combine to spur growth in the OTC drug market due to a rise in self-medication.

To more effectively respond to deregulation in distribution and the rise in self-medication, Chugai has reorganized its nonprescription product operations with a dedicated and profit-oriented company management system implemented since April 2001.

Chugai's Core Technologies

In the early 1990s, Chugai launched *Epogin* (epoetin beta) and *Neutrogin/Granocyte* (lenograstim), two products developed drawing on the Company's recombinant genetic engineering capabilities that have been highly praised by the global healthcare community. The development of epoetin beta helped to build Chugai's expertise in the large-scale production and purification technologies for biopharmaceuticals. In addition, Chugai has attracted worldwide attention for successful cloning of human granulocyte-colony stimulating factor (G-CSF) cDNA to create lenograstim.

To augment its recombinant genetic engineering capabilities, Chugai is innovating and in-licensing a wide range of vanguard technologies and applying them to new drug development. Transgenic technology, for example, is applied to reproductive engineering—a technology related to the in vitro fertilization and culturing of fertilized animal embryos—and functional analysis to validate drug target molecules found in both wet and dry experiments.

Chugai is one of the world leaders in antibody engineering, utilizing genetic engineering to create recombinant antibodies and alter their functions. Antibodies from mice and other mammals are altered structurally to conform to the shape of human antibodies and then further reduced in antigenicity for therapeutic use in a process called "humanization." Structure-based drug design (SBDD), another new area of drug development, complements transgenic technology and antibody engineering as a strategic technology for Chugai. SBDD analyzes the three-dimensional structure of a protein-drug binding, such as an enzyme and its inhibitor, and designs the theoretically ideal drug to fit that binding site.

Furthermore, Chugai is adopting cutting-edge R&D tools, including high-throughput screening, combinatorial chemistry, bioinformatics, DNA array technology, and pharmacogenomics, etc. for the efficient creation of innovative new drugs.

NET SALES OF PRINCIPAL PRODUCTS

(¥ Billions)

Fiscal Year Ended:	Domestic Market Ranking	1999/3	2000/3	2001/3
Prescription Pharmaceuticals				
Epogin: agent for anemia associated with chronic renal failure	1	48.7	53.5	55.3
Alfarol: agent for osteoporosis	1	18.4	19.4	19.9
Neutrogin: agent for neutropenia	2	18.8	19.3	18.2
Sigmart: antianginal agent	1	16.8	17.0	17.0
Rythmodan: antiarrhythmic agent	1	10.1	9.9	9.7
Ulcerlmin: agent for gastritis and ulcers	—	5.6	5.1	5.4
Nonprescription Products				
Guronsan brand: health tonics, etc.	—	14.5	14.6	13.7
Varsan: insecticidal fumigators	—	8.4	9.0	8.7

SELECTED DEVELOPMENT CANDIDATES

(As of May 21, 2001)

Domestic Development Pipeline

Stage	Code Name (Generic Name)	Expected Indications *Additional Indications	Remarks	Administration Form	Origin
Filed	CGS20267 (letrozole)	Breast cancer in postmenopausal women	Aromatase inhibitor	Oral	Codeveloped with Novartis Pharma
	OCT (maxacalcitol)	Psoriasis	Vitamin D_3 derivative	Ointment	In-house
	SUL (sucralfate)	*Reflux esophagitis	Site protection	Suspension	In-house
	AVS (nicaraven)	Subarachnoid hemorrhage	Hydroxyl radical scavenger	Injection	In-house
	EPOCH (epoetin beta)	*Refractory anemia	Recombinant erythropoietin	Injection	In-house
Phase III (Bridging Study)	LY139481 HCl (raloxifene HCl)	Osteoporosis in postmenopausal women	Selective estrogen receptor modulator (SERM)	Oral	Codeveloped with Eli Lilly Japan
Phase III	PB-94 (sevelamer HCl)	Hyperphosphatemia in hemodialysis patients	Phosphate binding agent	Oral	Genzyme, codeveloped with Kirin Brewery
	SG-75 (nicorandil)	*Acute heart failure	Potassium channel opener	Injection	In-house
Phase II/III	FS-69	Enhancement of ultrasound images	Ultrasound contrast agent for diagnostic imaging	Injection	Alliance Pharmaceutical Corp.
Phase II	EPOCH (epoetin beta)	*Predeposit of autologous blood transfusion	Recombinant erythropoietin	Subcutaneous injection	In-house
	EPOCH (epoetin beta)	*Anemia in premature babies	Recombinant erythropoietin	Subcutaneous injection	In-house
	ED-71	Osteoporosis	Vitamin D_3 derivative for bone formation	Oral	In-house
	MRA	Rheumatoid arthritis	Humanized anti-IL-6 receptor antibody	Injection	In-house
Phase I	GM-611	Gastroparesis	Motilin agonist	Oral	In-house
	TA-270	Asthma	5-lipoxygenase inhibitor	Oral	Codeveloped with Dainippon Ink & Chemicals
Pre-clinical	VAL	Post-hepatectomy/transplantation	Liver-regeneration promoting agent	Injection	In-house

Overseas Development Pipeline

Stage	Code Name (Generic Name)	Expected Indications	Remarks	Administration Form	Origin
Phase II (USA)	GM-611	Gastroparesis	Motilin agonist	Oral	In-house
Phase II (EU)	MRA	Rheumatoid arthritis	Humanized anti-IL-6 receptor mAb	Injection	In-house
Phase I (UK)	MX-68	Rheumatoid arthritis	Methotrexate derivative	Oral	In-house
	AHM	Multiple myeloma	Humanized anti-HM1.24 mAb	Injection	In-house
Phase I (USA)	BO-653	Restenosis in post PTCA, CHD	Antioxidant	Oral	In-house
	CAL	Bone metastases, Hypercalcemia	Humanized anti-PTHrP mAb	Injection	In-house

Chugai Lilly Clinical Research Domestic

Stage	Code Name (Generic Name)	Expected Indications	Remarks	Administration Form	Origin
Phase III (Bridging Study)	LY110140 (fluoxetine HCl)	Depression, Depressive state, etc.	Selective serotonin reuptake inhibitor (SSRI)	Oral	Codeveloped with Eli Lilly
Phase I	LY139603 (tomoxetine HCl)	Attention deficit hyperactivity disorder (ADHD)	Selective norepinephrine reuptake inhibitor (SNRI)	Oral	Codeveloped with Eli Lilly
	IC351	Sexual dysfunction	Selective phosphodiesterase type 5 (PDE5) inhibitor	Oral	Codeveloped with Eli Lilly

Management Challenges

◆ **External**

- Increasing downward pressure on drug prices due to the revision of National Health Insurance drug reimbursement prices and the expansion of the comprehensive medical care system
- Aggravated patent race in revolutionary new drug discovery technologies and resources
- Decreasing shareholding stability caused by the disintegration of the previous stable shareholder structure

◆ **Internal**

- Lack of major new prescription pharmaceuticals scheduled for an early launch
- Increasing demand for human resources with global management capabilities
- Necessity of strengthening research and development capabilities to increase and speed up global development projects

Management Strategies for V's 21

- Increase sales of *Epogin* and other principal prescription pharmaceuticals at rates exceeding the general rate of market growth
- Advance global projects through clinical development stages quickly and thoroughly
- Proactively invest management resources in developing antibody drugs and reinforcing the chemistry, manufacturing and control (CMC) function
- Reinforce the market penetration of mainstay products in Europe
- Reallocate resources in nonprescription product, diagnostics, and medical equipment operations
- Implement a branding strategy in the nonprescription product business
- Complete development of the fully automated assay system TIGRIS for blood screening, and develop and invest in new technologies and research projects
- Foster and develop human resources for the next generation


Chugai Pharma Europe (London, U.K.)
Takada Research Laboratories (Tokyo, Japan)
Gen-Probe (San Diego, USA)
Chugai Research Institute for Molecular Medicine (Ibaraki, Japan)
Chugai Biopharmaceuticals (San Diego, USA)
Fuji Gotemba Research Laboratories (Shizuoka, Japan)
Chugai's Global R&D Network
C&C Research Laboratories (Kyunggi, Republic of Korea)
AMRAD (Melbourne, Australia)

Major Achievements in Fiscal 2001

◆ **Prescription Pharmaceuticals**

- Launched two new drugs—*Suvenyl* and *Oxarol*
- Started global clinical trials for BO-653 and two antibody drugs, CAL and AHM
- Started cooperative development with Suntory Ltd. of a parathyroid hormone agent for treating osteoporosis
- Chugai Biopharmaceuticals, Inc., and Immusol, Inc., began Functional Genomics collaboration for drug discovery

◆ **Nonprescription Products**

- Bolstered the product lines for two major brands, *Guronsan* and *Varsan*
- Expanded and strengthened the *Zenol* line of topical analgesic products

◆ **Diagnostics**

- Gen-Probe and the U.S. National Heart, Lung and Blood Institute (NHLBI) started the cooperative development of blood tests for organ donors
- U.S. Food and Drug Administration (FDA) has accepted the Biologics License Application for a fast-track review of Gen-Probe's TMA HIV-1/HCV Assay, which detects both the human immunodeficiency virus (HIV) and the hepatitis C virus (HCV) in donated blood.

◆ **Other**

- ISO 9002 certification obtained for the quality assurance systems at the Fujieda plant
- ISO 14001 certification obtained for the environmental management systems at the Matsunaga plant and Hiroshima Chugai Pharmaceutical Co., Ltd.
- ISO 9001 certification obtained for the quality assurance systems at the Matsunaga plant and Hiroshima Chugai Pharmaceutical Co., Ltd.

OPERATING RESULTS (CONSOLIDATED BASIS)

NET SALES BY PRODUCT CATEGORY



¥ Millions
200,000
150,000
100,000
50,000
0
'97/3 '98/3 '99/3 '00/3 '01/3
Prescription Pharmaceuticals
Nonprescription Products
Diagnostic Products
Others

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS/ INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS TO NET SALES



¥ Millions
%
35,000
25
28,000
20
21,000
15
14,000
10
7,000
5
0
0
'97/3 '98/3 '99/3 '00/3 '01/3
Income before Income Taxes and Minority Interests (left scale)
Income before Income Taxes to Net Sales (right scale)

NET INCOME/NET INCOME TO NET SALES



¥ Millions
%
16,000
8
12,000
6
8,000
4
4,000
2
0
0
'97/3 '98/3 '99/3 '00/3 '01/3
Net Income (left scale)
Net Income to Net Sales (right scale)

¥ Millions

Fiscal Year Ended:	1997/3	1998/3	1999/3	2000/3	2001/3
Net Sales:	185,654	185,775	189,555	195,506	203,005
Prescription Pharmaceuticals	139,261	136,535	142,910	149,009	154,772
Nonprescription Products	29,723	27,681	26,324	26,941	26,383
Diagnostic Products	11,269	14,018	14,261	13,246	15,047
Others	5,401	7,541	6,060	6,310	6,803
Overseas Sales	16,432	20,112	22,053	21,715	23,806
Increase Rate (%)	2.3	0.1	2.0	3.1	3.8
Income before Income Taxes and Minority Interests	30,146	19,444	22,294	14,035	29,340
Income before Income Taxes and Minority Interests to Net Sales (%)	16.2	10.5	11.8	7.2	14.5
Net Income	11,575	9,751	8,049	8,761	15,500
Net Income to Net Sales (%)	6.2	5.2	4.2	4.5	7.6

NET INCOME PER SHARE (BASIC)/ NET INCOME PER SHARE (FULLY DILUTED)


¥
60
45
30
15
0
'97/3
'98/3
'99/3
'00/3
'01/3
Net Income per Share (Basic)
Net Income per Share (Fully Diluted)

SHAREHOLDERS' EQUITY PER SHARE


¥
750
500
250
0
'97/3
'98/3
'99/3
'00/3
'01/3

CASH DIVIDENDS PER SHARE/PAYOUT RATIO*


¥
%
16
12
8
4
0
80
60
40
20
0
'97/3
'98/3
'99/3
'00/3
'01/3
Cash Dividends per Share (left scale)
Payout Ratio (right scale)
*Unconsolidated basis

¥

Fiscal Year Ended:	1997/3	1998/3	1999/3	2000/3	2001/3
Net Income per Share (Basic)	46.97	39.56	32.66	35.53	61.70
Net Income per Share (Fully Diluted)	39.14	33.37	27.95	30.49	52.18
Shareholders' Equity per Share	565.12	592.82	613.69	686.24	754.99
Cash Dividends per Share	11.50	11.50	11.50	13.00	16.00
Payout Ratio (%)	27.5	26.8	34.5	70.0	24.9

Note: Cash Dividends per Share are calculated on an unconsolidated basis.

PROFITABILITY (CONSOLIDATED BASIS)

GROSS PROFIT RATIO/ OPERATING INCOME TO NET SALES



%
80
60
40
20
0
'97/3
'98/3
'99/3
'00/3
'01/3
Gross Profit Ratio
Operating Income to Net Sales

RETURN ON ASSETS



%
12
9
6
3
0
'97/3
'98/3
'99/3
'00/3
'01/3

RETURN ON EQUITY



%
10
8
6
4
2
0
'97/3
'98/3
'99/3
'00/3
'01/3

%

Fiscal Year Ended:	1997/3	1998/3	1999/3	2000/3	2001/3
Gross Profit Ratio	68.1	67.8	67.9	69.8	69.4
Operating Income to Net Sales	13.9	11.1	12.8	15.3	14.9
Return on Assets	9.2	7.3	8.6	9.9	9.5
Return on Equity	8.6	6.8	5.4	5.4	8.6

Notes: 1. Return on Assets = (Operating Income + Interest and Dividend Income)/Total Assets (Yearly Average) x 100
2. Return on Equity = Net Income/Shareholders' Equity (Yearly Average) x 100

STABILITY/EFFICIENCY (CONSOLIDATED BASIS)

CURRENT RATIO/ FIXED ASSETS RATIO


%
400
300
200
100
0
'97/3
'98/3
'99/3
'00/3
'01/3
Current Ratio
Fixed Assets Ratio

TOTAL ASSETS TURNOVER/ INTEREST COVERAGE


Times
Times
1.0
35
0.8
28
0.6
21
0.4
14
0.2
7
0
0
'97/3
'98/3
'99/3
'00/3
'01/3
Total Assets Turnover (left scale)
Interest Coverage (right scale)

DEBT-TO-EQUITY RATIO/ SHAREHOLDERS' EQUITY TO TOTAL ASSETS


%
80
60
40
20
0
'97/3
'98/3
'99/3
'00/3
'01/3
Debt-to-Equity Ratio
Shareholders' Equity to Total Assets

Fiscal Year Ended:	1997/3	1998/3	1999/3	2000/3	2001/3
Current Ratio (%)	246.0	344.1	273.8	343.7	300.0
Fixed Assets Ratio (%)	79.7	83.3	81.9	77.2	91.0
Total Assets Turnover (Times)	0.61	0.60	0.63	0.62	0.61
Interest Coverage (Times)	24.8	20.3	23.1	31.8	32.2
Debt-to-Equity Ratio (%)	77.7	58.7	56.2	44.0	37.0
Shareholders' Equity to Total Assets (%)	43.4	49.4	49.6	53.2	55.9

Notes: 1. Current Ratio = Current Assets (Fiscal Year-End)/Current Liabilities (Fiscal Year-End) x 100
2. Fixed Assets Ratio = Fixed Assets (Fiscal Year-End)/Shareholders' Equity (Fiscal Year-End) x 100
3. Total Assets Turnover = Net Sales/Total Assets (Yearly Average)
4. Interest Coverage = (Operating Income + Interest and Dividend Income)/Interest Expense
5. Debt-to-Equity Ratio = Interest-Bearing Debt (Fiscal Year-End)/Shareholders' Equity (Fiscal Year-End) x 100

CONSOLIDATED BALANCE SHEETS

¥ Millions

At Fiscal Year-End:	1997/3	1998/3	1999/3	2000/3	2001/3
Assets					
Current Assets:					
Cash and Cash Equivalents	¥ 22,283	¥ 27,832	¥ 35,825	¥ 51,836	¥ 57,161
Marketable Securities Including Short-Term Investments	98,923	57,220	54,012	38,423	4,991
Receivables:					
Trade Notes	18,897	16,599	16,337	15,314	11,922
Trade Accounts	45,184	46,272	47,667	50,386	56,581
Unconsolidated Subsidiaries and Affiliates	949	323	—	—	—
Other	2,300	1,914	1,595	1,233	3,786
Allowance for Doubtful Accounts	(595)	(580)	(465)	(383)	(342)
Inventories	19,640	22,242	23,289	23,099	25,947
Deferred Income Taxes	—	—	—	4,513	5,615
Other	1,999	2,136	2,017	1,367	1,389
Total Current Assets	209,580	173,958	180,277	185,788	167,050
Property, Plant and Equipment:					
Land	11,471	12,401	12,268	12,402	12,646
Buildings	63,117	71,550	78,142	79,904	82,778
Machinery and Equipment	66,652	72,945	79,423	85,114	88,045
Construction in Progress	4,600	2,431	2,033	2,908	1,652
	145,840	159,327	171,866	180,328	185,121
Accumulated Depreciation	(79,074)	(83,481)	(91,153)	(100,103)	(107,323)
Net Property, Plant and Equipment	66,766	75,846	80,713	80,225	77,798
Investments and Other Assets:					
Investment Securities	19,494	17,374	16,239	14,358	53,925
Unconsolidated Subsidiaries and Affiliates	82	65	65	176	160
Long-Term Loans	2,188	2,056	1,902	1,575	1,193
Prepaid Expenses	2,759	7,051	8,141	6,840	5,166
Lease Deposits	3,951	3,277	3,138	3,051	3,009
Excess of Cost over Net Assets of Acquired Subsidiaries	7,750	7,515	6,706	6,223	6,253
Deferred Income Taxes	—	—	—	12,142	9,935
Other	8,122	8,578	7,052	7,453	15,685
Total Investments and Other Assets	44,346	45,916	43,243	51,818	95,326
Translation Adjustments	—	—	836	3,256	—
Total Assets	¥320,692	¥295,720	¥305,069	¥321,087	¥340,174

¥ Millions

At Fiscal Year-End:	1997/3	1998/3	1999/3	2000/3	2001/3
Liabilities and Shareholders' Equity					
Current Liabilities:					
Short-Term Bank Loans	¥ 3,974	¥ 3,870	¥ 3,930	¥ 4,020	¥ 3,810
Long-Term Debt Due within One Year	24,788	804	9,685	4,649	313
Payables:					
Trade Notes	6,589	4,955	3,755	2,576	2,821
Trade Accounts	6,799	6,984	9,242	8,385	7,837
Unconsolidated Subsidiaries and Affiliates	34	34	—	—	—
Construction	8,729	5,093	4,579	3,878	3,067
Other	4,802	5,781	4,650	5,097	5,146
Income Taxes	9,945	706	9,736	4,816	10,798
Deferred Income Taxes	—	—	—	—	11
Accrued Liabilities	17,897	19,335	17,483	17,282	18,757
Other	1,628	2,991	2,793	3,350	3,128
Total Current Liabilities	85,185	50,553	65,853	54,053	55,688
Long-Term Liabilities:					
Long-Term Debt	79,404	81,118	71,413	66,512	66,279
Deferred Income Taxes	—	—	—	502	37
Reserve for Employees' Retirement Benefits	—	—	—	—	23,644
Reserve for Employees' Retirement Allowances	11,450	10,933	11,151	13,412	—
Reserve for Officers' Retirement Benefits	1,557	1,582	1,034	1,031	511
Accrued Liability for Pension Plan	—	—	—	11,985	—
Other	3,101	3,094	3,558	1,723	2,768
Total Long-Term Liabilities	95,512	96,727	87,156	95,165	93,239
Translation Adjustments	140	1,671	—	—	—
Minority Interests in Consolidated Subsidiaries	577	665	797	897	990
Shareholders' Equity:					
Common Stock	21,181	21,181	21,192	22,551	23,994
Additional Paid-In Capital	31,601	31,601	31,614	33,330	35,140
Retained Earnings	86,499	93,327	98,463	115,117	127,135
Net Unrealized Gain on Securities	—	—	—	—	5,211
Translation Adjustments	—	—	—	—	(1,219)
Treasury Stock, at Cost	(3)	(5)	(6)	(26)	(4)
Total Shareholders' Equity	139,278	146,104	151,263	170,972	190,257
Total Liabilities and Shareholders' Equity	¥320,692	¥295,720	¥305,069	¥321,087	¥340,174

CONSOLIDATED STATEMENTS OF INCOME

¥ Millions

Fiscal Year Ended:	1997/3	1998/3	1999/3	2000/3	2001/3
Net Sales	¥185,654	¥185,775	¥189,555	¥195,506	¥203,005
Cost of Sales	59,205	59,789	60,895	58,995	62,046
Gross Profit	126,449	125,986	128,660	136,511	140,959
Selling, General and Administrative Expenses	70,626	69,577	66,781	66,540	69,527
Research and Development Expenses	30,039	35,764	37,674	39,993	41,189
Operating Income	25,784	20,645	24,205	29,978	30,243
Other Income (Expenses):					
Interest and Dividend Income	2,194	1,916	1,555	1,078	1,100
Interest Expense	(1,126)	(1,112)	(1,117)	(978)	(974)
Equity in Earnings of Affiliated Companies	—	—	404	604	731
Compensation for Early Termination of a Contract	—	—	—	—	8,400
Amortization of Unfunded Retirement Benefit Obligation	—	—	—	—	(6,126)
Loss on Adjustment of Previous-Term Profit due to Change of Accounting Standards of Overseas Subsidiary	—	—	—	—	(1,974)
Amortization of Prior Service Cost in Pension Plan and Allowances for Employees' Retirement Benefits	—	—	—	(14,653)	—
Other—Net	3,294	(2,005)	(2,753)	(1,994)	(2,060)
	4,362	(1,201)	(1,911)	(15,943)	(903)
Income before Income Taxes and Minority Interests	30,146	19,444	22,294	14,035	29,340
Income Taxes					
Current	18,520	10,600	14,778	11,415	16,815
Deferred	—	—	—	(6,223)	(3,071)
Minority Interests	(51)	907	533	(82)	(96)
Net Income	¥ 11,575	¥ 9,751	¥ 8,049	¥ 8,761	¥ 15,500
Amounts per Share (in Yen):					
Net Income (Basic)	¥ 46.97	¥ 39.56	¥ 32.66	¥ 35.53	¥ 61.70
Net Income (Fully Diluted)	39.14	33.37	27.95	30.49	52.18
Cash Dividends	11.50	11.50	11.50	13.00	16.00

Note: Cash Dividends per Share are calculated on an unconsolidated basis.

¥ Millions

Fiscal Year Ended:	1998/3	1999/3	2000/3	2001/3
Cash Flows from Operating Activities:				
Income before Income Taxes and Minority Interests	¥19,444	¥22,294	¥14,035	¥29,340
Depreciation and Amortization	11,485	13,399	14,462	14,408
Compensation for Early Termination of a Contract	—	—	—	(8,400)
(Decrease) Increase in Retirement Benefits	(492)	(328)	2,260	(1,755)
Accrued Liability for Pension Plan	—	—	11,985	—
Interest and Dividend Income	(1,916)	(1,555)	(1,078)	(1,100)
Interest Expense	1,112	1,117	978	974
Equity in Earnings of Affiliated Companies	—	(404)	(604)	(731)
Loss on Disposal of Fixed Assets	348	688	308	862
Loss on Sale and Revaluation of Securities	2,720	2,561	1,932	96
(Increase) Decrease in Notes and Accounts Receivable	1,696	(1,005)	(2,343)	(2,629)
Increase in Inventories	(2,280)	(1,122)	(395)	(2,751)
Decrease in Notes and Accounts Payable	(3,241)	(14)	(1,586)	(497)
Increase (Decrease) in Accrued Consumption Tax	1,259	(683)	657	73
Other	(4,459)	(2,053)	1,720	964
Subtotal	25,676	32,895	42,331	28,854
Interest and Dividends Received	1,916	1,449	1,122	1,083
Interest Paid	(1,112)	(868)	(1,020)	(1,058)
Income Taxes Paid	(19,845)	(5,739)	(16,314)	(10,879)
Net Cash Provided by Operating Activities	6,635	27,737	26,119	18,000
Cash Flows from Investing Activities:				
Payments for Purchases of Marketable Securities	(37,308)	(47,519)	(28,501)	(15,161)
Proceeds from Sales of Marketable Securities	56,917	49,700	43,435	11,624
Net Decrease in Mortgage Securities	—	—	—	7,500
Payments for Purchases of Investment Securities	(683)	(1,197)	(294)	(13,760)
Proceeds from Sales of Investment Securities	314	300	145	12,527
Payments for Purchases of Fixed Assets	(20,716)	(18,399)	(13,897)	(10,607)
Proceeds from Sales of Fixed Assets	2,052	111	273	26
Net Decrease in Short-Term Loans	—	—	—	12
Net Decrease (Increase) in Long-Term Loans	107	(443)	331	147
Additional Acquisition of Shares of Consolidated Subsidiaries	—	—	(418)	—
Other	6,895	188	(597)	—
Net Cash (Used in) Provided by Investing Activities	7,578	(17,259)	477	(7,692)
Cash Flows from Financing Activities:				
Net (Decrease) Increase in Short-Term Bank Loans	(303)	(58)	88	(210)
Net (Decrease) Increase in Long-Term Debt	1,714	97	(150)	(84)
Redemption of Bonds	(23,785)	—	(9,599)	(4,565)
Proceeds from Issuance of Stock	—	20	2,713	2,788
Cash Dividends Paid	(2,834)	(2,834)	(2,835)	(3,444)
Other	986	658	(26)	20
Net Cash Used in Financing Activities	(24,222)	(2,117)	(9,809)	(5,495)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	353	(419)	(459)	512
Net Increase (Decrease) in Cash and Cash Equivalents	(9,656)	7,942	16,328	5,325
Cash and Cash Equivalents at Beginning of Year	37,464	27,832	35,825	51,836
Adjustments for Initial Consolidation of Subsidiaries	24	51	—	—
Adjustments for Exclusion of Subsidiaries from Consolidation	—	—	(317)	—
Cash and Cash Equivalents at End of Year	¥27,832	¥35,825	¥51,836	¥57,161

Note: Effective April 1, 1999, the revised accounting standards required the disclosure of consolidated statements of cash flows. These statements are presented in accordance with accounting standards in Japan, and reclassification due to this change has been made for the two years ended March 31, 1999 and 1998.

STOCK PRICE INFORMATION

STOCK PRICE RANGE



¥
2,400
1,800
1,200
600
0
Fiscal Year
Quarter
1997
1998
1999
2000
2001
I
II
III
IV

TRADING VOLUME



1,000 Shares
100,000
75,000
50,000
25,000
0
Fiscal Year
Quarter
1997
1998
1999
2000
2001
I
II
III
IV

Fiscal Year:	1997	1998	1999	2000	2001
Stock Price Range (¥):					
Open	1,020	972	858	1,354	1,923
High	1,100	1,080	1,432	2,080	2,325
Low	911	570	770	995	1,607
Close	968	870	1,368	1,923	1,902
Trading Volume (1,000 Shares):					
Amount	90,748	80,880	129,058	207,531	189,352
Monthly Average	7,562	6,740	10,755	17,294	15,779

Note: The above data were collected from the Tokyo Stock Exchange until the close on March 31, 2001.

CHUGAI'S GLOBAL NETWORK


Chugai Pharma Europe Ltd. (London, U.K.)
Chugai Pharma Marketing Ltd. (London, U.K.)
Chugai Pharma U.K. Ltd. (London, U.K.)
Chugai - Aventis S.N.C. (Antony, France)
Beijing Representative Office (Beijing, China)
C&C Research Laboratories (Kyunggi, Republic of Korea)
Chugai Pharma U.S.A., Inc. (San Diego, U.S.A.)
Gen-Probe Incorporated (San Diego, U.S.A.)
Chugai Biopharmaceuticals, Inc. (San Diego, U.S.A.)
Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Taiwan Ltd. (Taipei, Republic of China)
Chugai Pharma U.S.A., Inc. New York Office (New York, U.S.A.)
Chugai Pharma Marketing Ltd. Germany Branch (Frankfurt, Germany)
Chugai Pharma France S.A.S. (Paris, France)
AMRAD Corporation (Melbourne, Australia)
Shanghai Representative Office (Shanghai, China)
Guangzhou Representative Office (Guangzhou, China)

● Overseas Subsidiaries • Branches/Offices ■ Overseas Representative Offices ▲ R&D Partners

For your well-being
CHUGAI PHARMACEUTICAL CO., LTD.

Tel: +81-(0) 3-3281-6611 Fax: +81-(0) 3-3281-2828
E-mail: pr@chugai-pharm.co.jp





Printed in Japan

[TRANSLATION] 02 JUL -3 AM 10:16 **Attachment 4**

CHUGAI PHARMACEUTICAL CO., LTD. For your well-being

Brief Announcement of Annual Consolidated Financial Statements

(for the fiscal year ended March 31, 2001)

May 21, 2001

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
Contact: Mr. Nobuyoshi Ando, Director of Accounting Department Phone: (03) 3281-6611
Date of Board Meeting for Settlement of Accounts: May 21, 2001
Application of US Accounting Standards: No

1. Consolidated Operating Results for the FY 2001 Ended March 31, 2001

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2001 ended Mar. 31, 2001	¥203,005 million	3.8%	¥30,242 million	0.9%	¥29,039 million	0.4%
FY 2000 ended Mar. 31, 2000	¥195,506 million	3.1%	¥29,977 million	23.8%	¥28,936 million	17.0%

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/ Total Assets	Recurring Profit/ Net Sales
FY 2001 ended Mar. 31, 2001	¥15,500	76.9%	¥61.70	¥52.18	8.6%	8.8%	14.3%
FY 2000 ended Mar. 31, 2000	¥8,760	8.8%	¥35.53	¥30.49	5.4%	9.2%	14.8%

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: ¥731 million for the year ended March 31, 2001 and ¥604 million for the year ended March 31, 2000, respectively.
2. Average number of outstanding shares during the year (consolidated): 251,230,718 shares for the year ended March 31, 2001, and 246,587,050 shares for the year ended March 31, 2000, respectively.
3. Change in method of accounting: None
4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of March 31, 2001	¥340,174 million	¥190,256 million	55.9%	¥754.99
As of March 31, 2000	¥321,087 million	¥170,972 million	53.2%	¥686.24

Note: Number of outstanding shares at the end of the year (consolidated): 251,998,329 shares for the year ended March 31, 2001, and 249,145,466 shares for the year ended March 31, 2000, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
FY 2001 ended Mar. 31, 2001	¥18,000 million	¥(7,692) million	¥(5,495) million	¥57,161 million
FY 2000 ended Mar. 31, 2000	¥26,119 million	¥477 million	¥(9,809) million	¥51,836 million

(4) Scope of consolidation and application of equity method:
Number of consolidated subsidiaries: 22
Number of non-consolidated subsidiaries accounted for by the equity method: 1
Number of affiliates accounted for by the equity method: None

(5) Changes in scope of consolidation and application of equity method:
Number of companies newly consolidated: None
Number of company excluded from consolidation: None
Number of companies newly accounted for by the equity method: None
Number of companies excluded from the equity method of accounting: None

2. Forecast for the Year Ending March 31, 2002 (April 1, 2001 – March 31, 2002)

	Net Sales	Recurring Profit	Net Income
First half ending Sept 30, 2001	¥107,000 million	¥17,000 million	¥9,000 million
FY 2002 ending Mar. 31, 2002	¥211,000 million	¥30,500 million	¥17,000 million

Note: Projected net income per share for the year ending March 31, 2002 is ¥67.46.

Outline of Chugai Group

CHUGAI PHARMACEUTICAL CO., LTD.

PHARMACEUTICAL SEGMENT

< Domestic >

* * Chugai Research Institute for Molecular Medicine, Inc. (Research)
* * CSK Research Park Co., Ltd. (Contract research and maintenance of research facilities)
* # Chugai Lilly Clinical Research Co., Ltd. (Clinical development)
* * Hiroshima Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
* * Tohoku Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
* * Takaoka Chugai Pharmaceutical Co., Ltd. (Contract production of health tonics)
* * Koei Pharma Co., Ltd. (Pharmacy)
* * Chugai Diagnostics Science Co., Ltd. (Research and sales of diagnostics)

< Overseas >

* * Chugai Pharma U.S.A., Inc. (Holding company / Business administration in the US)
* * Gen-Probe Incorporated (Research, production and sales of diagnostics in the US)
* * Chugai Biopharmaceuticals, Inc. (Research and development in the US)
* * Chugai Pharma Europe Ltd. (Holding company / Business administration, clinical development and submission of applications for new drugs in the EU)
* * Chugai Pharma U.K. Ltd. (Sales of pharmaceuticals in the UK)
* * Chugai Pharma Marketing Ltd. (Sales administration / Sales of pharmaceuticals in the EU)
* * Chugai Pharma France S.A.S. *Note 1* (Sales promotion in France)
* + Chugai-Aventis S.N.C. (Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in the EU)
* * Chugai Pharma Taiwan Ltd. (Sales of pharmaceuticals in Taiwan)
* * Shanghai Chugai Pharma Co., Ltd. (Business promotion in China)
* # C&C Research Laboratories (Research in Korea)

OTHER SEGMENT

* * Eiko Kasei Co., Ltd. (Production and sales of agrochemicals and insecticides)
* * Chugai Transportation Co., Ltd. (Transportation)
* * Chugai Business Support Co., Ltd. (Administrative support service)
* * Gotemba Chugai Service Co., Ltd. (Security service)
* * Chugai Distribution Co., Ltd. (Storage and transportation)
* * Medical Culture Inc. (Publishing and printing)
* * Chugai Shoji Co., Ltd. (Security service)

*	Consolidated subsidiaries
+	Affiliated companies not accounted for by the equity method
#	Affiliated companies not accounted for by the equity method

Note 1. Chugai Pharma France S.A.S. was established on April 1, 2001.

Note 2. None of subsidiaries' and affiliates' stock is listed.

Management Principles and Goals

1. Basic Management Principles

Chugai has specified four fundamental operating principles—social commitment, personal fulfillment, economic soundness, and global outlook—and its corporate management goal involves harmoniously developing its business based on those principles. As a group with operations related to health care, the Chugai Group believes it is making an important contribution to society. By consistently displaying trustworthiness and dependability in its activities, Chugai aims to encourage society to trust and prefer the Company and its products and services. Chugai believes this approach will support sustained and sound corporate development over the long term.

2. Basic Profit Distribution Principles

Chugai's basic profit distribution policy has the fundamental goal of appropriately adjusting dividend levels in line with corporate performance, but the policy also emphasizes strengthening the Company's financial position in preparation for future expansion and maintaining stable dividend levels. Chugai is using its internal reserves to fund capital investments with such objectives as augmenting domestic and overseas R&D activities and manufacturing new products.

3. Medium-Term Strategy

Chugai's "The Company in 2010" long-term vision centers on the goal of being "a global enterprise that contributes to better medical care and human health throughout the world." The Company has implemented concrete strategic measures to realize its long-term vision through the V's plans, which were begun in April 1995. Following the efforts focused primarily on structural reforms during the three-year period of the V's I plan, Chugai shifted the emphasis to structural strengthening during its three-year V's II plan, initiated in April 1998. The Company has thus proceeded with various efforts to establish a corporate base that will enable it to overcome challenges stemming from global competition.

As the first V's plan to be started during the 21st century, the plan Chugai began implementing in April 2001 is called V's 21. This plan reevaluates the consistent strategies and actions implemented previously, in light of the dramatic changes seen in the Company's operating environment. During the period of V's 21—considered a "new paradigm creation period"—the Company plans to create a new Chugai business model that will enable it to attain its targets.

During this period, to promote its development into a global, value-creating corporate group, the Chugai Group will continue to position its prescription pharmaceuticals operations as its core business and to concentrate management resources in that business field. In this way, the Group aims to establish itself as a developer of genome-based drugs and an "advanced biotechnology enterprise that attracts worldwide attention due to its innovation in specified drug development fields." Specifically, the Company is working to increase and sustain the rate of sales growth for such principal products as *Epogin* (epoetin beta), a recombinant human erythropoietin for treating anemia associated with chronic renal failure, and *Granocyte*, a recombinant human granulocyte-colony stimulating factor (rG-CSF) marketed as *Neutrogin* in Japan. It is also striving to expedite an advance to new development stages for three promising antibody product candidates as well as other product candidates, implement a new drug development strategy that makes use of progress in drug development technologies and life sciences, and strengthen R&D capabilities and marketing bases in the United States and Europe.

Chugai is striving to increase the independence of operations in the nonprescription field, which includes such products as over-the-counter drugs and nutritional supplement drinks. To allow for the autonomous management of its nonprescription operations, the Company will reposition those operations as an internal company and revise its related business models. In particular, the Company's nonprescription product brand strategy is undergoing a thorough reevaluation.

Regarding diagnostics, Chugai has a U.S.-based subsidiary and a domestic subsidiary that have management autonomy. Based on a strategy of effectively unifying the two subsidiaries' operations, Chugai is aiming to be the world leader with respect to diagnostics that utilize genetic amplification technologies.

As a result of these strategies, Chugai is further clarifying the core-competence positions of its capabilities for the creation of such unique drugs as antibody drugs and endocrine drugs as well as its capabilities related to genetic amplification diagnostics technologies. The strategies are aimed at making the Company a global enterprise renowned for its biotechnologies and DNA-related expertise.

4. Future Tasks

The following four types of tasks are receiving special emphasis in Group management.

(1) Corporate Governance Tasks

With the goals of strengthening the functionality of its Board of Directors and increasing the speed of its decision-making processes, Chugai has already right-sized its Board of Directors and introduced an executive officer system that clarifies the nature of operational implementation roles and responsibilities. The Company is proceeding with additional measures to strengthen supervisory functions, delegate authority to expedite decisions related to business management, and promote greater management transparency and accountability.

Since the May 1998 drafting of the Chugai Business Conduct Guidelines, visits to the Company's facilities by top managers and other methods have been used to educate staff on the guidelines as well as the need for each employee to act in strict conformance with relevant laws and rules. In the future, the Company plans to continue organizing systems for the regular monitoring and supervision of management quality as well as systems for responding to problems as they emerge. As part of its response to problems with the global environment, Chugai has obtained ISO 14001 certification for the environmental management systems of its four principal factories, and it intends to continue strengthening and promoting the operations of its environmental management systems.

(2) Personnel Resource Tasks

As Chugai Group management has become borderless, the Company is working to expeditiously hire and educate highly capable specialists and managers that have global perspectives. Employees are now to be evaluated, remunerated, and posted based on objective performance appraisals. In these and other ways, the Company is striving to create a corporate culture that encourages a love of challenge and reform. In April 2002, the Company plans to introduce a new personnel system that centers on the concept of setting remuneration levels based on employee performance.

(3) Information Resource Tasks

Chugai plans to further increase its efforts to ensure the timely and appropriate disclosure of corporate information to stakeholders. In particular, the Company is emphasizing the provision of easily understood information, the effective use of IT, and the strengthening of investor relations systems. As it rebuilds the Group information infrastructure to support rapid and accurate decision making, the Company is seeking to boost productivity throughout all research, development, production, and marketing operations through the creation and promotion of a knowledge management system that encourages the increased sharing of data, information, and knowledge.

(4) Financial Resource Tasks

Chugai will continue working to strengthen its asset-liability management system, with due consideration of its goals of comprehensively managing financial resources throughout the whole Group and slimming down its balance sheet. The Company will also proceed with structural reforms to its operations. In particular, resources are to be progressively shifted toward core businesses and high-value-added operations, and other operations, including administrative operations, are to be consolidated.

Now and in the future, the Company will endeavor to increase the value of the entire Chugai Group, while further stepping up its efforts to maintain high levels of legal conformance and corporate ethics based on due consideration to the societal responsibilities demanded from pharmaceutical companies.

Financial Review

1. Business Overview

(1) Sales Results

During the fiscal year under review, Japan's pharmaceuticals industry continued to face a severe environment due to such factors as an average 7.0% reduction in National Health Insurance (NHI) drug reimbursement prices implemented in April 2000.

Against this backdrop, Chugai strove to expedite its product development and broaden the scope of its strategic partnerships. While endeavoring to foster greater sales of its products in domestic and overseas markets, the Company implemented marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as the confidence of customers. Consequently, the Company's net sales increased 3.8%, or ¥7,499 million, from the level in the previous fiscal year, to ¥203,005 million.

Domestic and export sales of prescription pharmaceuticals benefited from smoothly growing sales of such mainstay offerings as *Epogin* (epoetin beta), a recombinant human erythropoietin, and *Alfarol* (alfacalcidol), a treatment that improves calcium and bone metabolism, as well as from a surge in sales of *Taxotere* (docetaxel), an agent for treating malignant tumors. Also steadily penetrating their markets and contributing to overall net sales were *Suvenyl* (sodium hyaluronate), an agent for relieving pain associated with chronic rheumatoid arthritis that was launched in August 2000, and *Oxarol* (maxacalcitol), an agent for treating secondary hyperparathyroidism that was launched in September 2000. Such products offset declines in sales of such products as *Granocyte*, a recombinant human granulocyte-colony stimulating factor (rG-CSF) marketed as *Neutrogin* in Japan, and *Rythmodan* (disopyramide), an antiarrhythmic agent. Thus, total net sales of prescription pharmaceuticals advanced 3.9% to ¥154,771 million.

Regarding nonprescription pharmaceuticals, strong sales were recorded by *Zenol Exum S* and *Zenol Exum A* anti-inflammatory analgesic poultices, which were launched in March and July, 2000, respectively. The continued slackness of personal consumption had a negative effect on sales of the *Guronsan* line and other nutritional supplement drinks, however, and sales of nonprescription pharmaceuticals declined 1.8% to ¥17,639 million.

In diagnostics, continued strong growth was seen in the North American sales of Chugai's U.S.-based subsidiary, Gen-Probe Inc. Total diagnostics sales grew 13.6% to ¥15,047 million.

As a result, total sales of Chugai's pharmaceuticals segment amounted to ¥190,701 million.

Sales in other operations fell 5.7% to ¥12,303 million, reflecting declines in sales of *Varsan* home-use insecticide products as well as medical equipment and agrochemical products.

Overseas sales, including exports, advanced 9.6% to ¥23,806 million, representing 11.7% of the Company's total net sales.

(2) Financial Results

Chugai's sustained efforts to increase cost efficiency helped boost operating income 0.9% to ¥30,242 million while recurring profit grew 0.4% to ¥29,039 million.

The Company recorded an extraordinary gain of ¥8,400 million as compensation for the early termination, on March 31, 2001, of an agreement with Aventis Pharma Ltd. on the codevelopment and comarketing of the taxoid-class anti-cancer drug *Taxotere® Injection* in Japan. This offset an extraordinary loss of ¥6,126 million for the amortization of the unfunded retirement benefits arising from the adoption of new accounting standards regarding employees' retirement allowances as well as an extraordinary loss of ¥1,973 million due to the adjustment of Gen-Probe's profit stated for previous fiscal years following a change in U.S. accounting standards. The U.S-based consolidated subsidiary, Gen-Probe Inc. had previously recognized the up-front license fee payment from other companies under the collaboration research agreement as revenue. The payment is non-refundable and not contingent upon anything except signing the collaboration agreement. Upon the announcement of the U.S. Securities and Exchange Commission's SAB 101 "Revenue Recognition", however, Gen-probe changed the revenue recognition method mentioned above to the method of recognizing revenue over the period of the collaboration agreement, and this change has been applied retroactively to previous fiscal years.

As a result, net income for the fiscal year amounted to ¥15,500 million, up 76.9%.

Principal consolidated and non-consolidated performance figures and the ratios between those figures are as follows:

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	181.2	203.0	1.12
Operating Income	29.5	30.2	1.02
Recurring Profit	28.5	29.0	1.02
Net Income	16.1	15.5	0.96

Although the Company initially intended to set year-end cash dividends at ¥6.50 per share, plans now call for the level to be increased to ¥9.50 per share based on consideration of the Company's performance and payout ratio. The currently scheduled dividend is ¥3.00 per share higher than in the previous year, bringing the total value of dividends applicable to the year to ¥16.00.

(3) Financial Position

At the balance sheet date, total assets amounted to ¥340,174 million, up ¥19,086 million from the previous year. The introduction of new accounting standards for financial instruments led to the shift of ¥29,562 million from "marketable securities" on current assets to the "investment securities" on fixed assets. In addition, investment securities were restated at their fair market value at year-end, and the resulting ¥5,211 million in valuation gain was directly credited to shareholders' equity. As strictly defined working capital (current assets less current liabilities) amounted to ¥111,362 million, and the liquidity ratio stood at 3.00, the Company has maintained a sound financial position.

Common stock increased ¥1,443 million, to ¥23,993 million, due to the exercise of warrants and other factors. Reflecting this and the aforementioned valuation gain on securities, total shareholders' equity rose ¥19,284 million, to ¥190,256 million. The equity ratio grew to 55.9%, from 53.2% at the previous fiscal year-end.

(4) Cash Flows

Net cash provided by operating activities decreased ¥8,118 million, to ¥18,000 million, reflecting a the influence of seasonal products as well as a rise in sales receivables that resulted from the bank holiday on the final day of the year and other factors. In response to the introduction of new accounting standards for retirement benefits, in September 2000 the Company established a ¥6,000 million retirement benefit trust designed to facilitate the accumulation of annuity assets. The trust was created entirely with cash.

Net cash used in investing activities decreased ¥8,169 million, to ¥7,692 million, as ¥10,606 million in cash was used to fund the acquisition of fixed assets, including capital investments that were primarily used for the installation of new manufacturing facilities and the renewal of such facilities.

With regard to cash used in financing activities, the Company recorded cash outflow due to the ¥4,565 million redemption of a U.S. dollar-denominated issue of bonds with warrants, which were issued in September, 1996. All of the related warrants were exercised however, and the resulting issuance of stock generated ¥2,787 million of cash inflow, and helped reduce total net cash outflow due to financing activities by ¥4,314 million, to ¥5,495 million.

Thus, cash and cash equivalents at the end of the period totaled ¥57,161 million, up ¥5,325 million.

(5) R&D Activities

With regard to R&D activities during the fiscal period, in July 2000 Chugai filed an NDA for CGS20267 (letrozole), an aromatase inhibitor for the treatment of breast cancer in postmenopausal women. In June 2000, Phase I clinical studies were begun of TA-270, a 5-lipoxygenase inhibitor licensed from Dainippon Ink & Chemicals, Inc. that is expected to find application in treating asthma. In April 2001, Phase II clinical testing was begun of MRA, a humanized anti-IL-6 receptor monoclonal antibody (mAb) for treating chronic rheumatoid arthritis that was created using the Company's antibody engineering technologies. As a result, NDAs were pending in Japan during the period under review for five products, including CGS20267 (letrozole).

OCT (maxacalcitol), a vitamin D_3 derivative, has been approved for the treatment of secondary hyperparathyroidism in patients with chronic renal failure maintained on dialysis, and this product was launched as *Oxarol* (Injection) in September 2000. That same month, *Neutrogin* was approved for the additional indication of mobilization of peripheral blood progenitor

cells. In March 2000, Chugai obtained approval of NRD101 (sodium hyaluronate) for the additional indication of knee pain associated with chronic rheumatoid arthritis, and this product was launched as *Suvenyl* in August 2000.

Regarding R&D activities overseas, working through U.S.-based Chugai Biopharmaceuticals, Inc. (CBI), the Company proceeded with Phase II development of GM-611, a motilin agonist for treating gastroparesis and other conditions. In May 2000, CBI began Phase I clinical testing of BO-653, an antioxidant that is expected to be used for such indications as preventing post-PTCA restenosis, and in February 2001, CBI began Phase I testing of CAL, a humanized monoclonal antibody (mAb) to parathyroid hormone-related protein (PTHrP) that is expected to be used for such indications as hypercalcemia of malignancy and cachexia. In the United Kingdom, another subsidiary, Chugai Pharma Europe Ltd. (CPE), initiated Phase I clinical testing of AHM, a humanized monoclonal antibody (mAb) that targets the HM1.24 antigen and is expected to be used for such indications as multiple myeloma. CPE completed Phase I clinical testing of MRA, a humanized anti-IL-6 receptor monoclonal antibody (mAb) for treating chronic rheumatoid arthritis, and began Phase II testing of MRA in April 2000.

In January 2001, Gen-Probe submitted an application to the U.S. Food and Drug Administration for the approval of an HIV-1/HCV assay for blood screening, and that application was accepted in March 2001. As of the previous fiscal year, the kit had been approved in France, Spain, and Australia. Five more countries approved the kit during the fiscal year under review, including Germany and Italy, bringing the total number of countries that has approved the kit to eight.

R&D expenses for the fiscal year amounted to ¥41,188 million.

2. Forecast for the Year Ending March 31, 2002

(1) Assumptions Underlying Projections

Amid market competition that is expected to continue to be severe, Chugai's sales of its principal prescription pharmaceutical products are projected to increase steadily, as are sales of two new products launched during 2000. It is anticipated that this and a rise in sales of nonprescription drugs to drug stores will sustain smooth growth in the Company's sales of pharmaceutical products.

Regarding the diagnostics business of Gen-Probe, further progress in the development of blood banking related operations is expected, and the projected yen-dollar rate of exchange is US$1.00 = ¥110.

With regard to expenses, although Chugai will continue striving to increase cost efficiency, it anticipates that its costs will grow considerably due to the need to amortize unfunded retirement benefit liabilities that arose in line with newly introduced accounting methods and due to a rise in R&D expenses in line with its emphasis on investments aimed at promoting new drug development in strategic fields.

(2) Forecast

Chugai projects that its non-consolidated net sales will rise 4.8% to ¥190,000 million and that the sales of Gen-Probe will be expected ¥15,000 million (13.8% increase in US dollar basis). Based on these projections and expectations regarding the contribution of operations in Europe, the Company projects consolidated net sales will grow 3.9% to ¥211,000 million.

Regarding profitability on a consolidated basis, Chugai projects decrease of 0.8% in operating income to ¥30,000 million, increase of 5.0% in recurring profit to ¥30,500 million, and 9.7% in net income to ¥17,000 million.

(Billions of yen)

	Non-consolidated				Consolidated			
		Year-on-year change				Year-on year change		
Net Sales	190.0	Up	8.7	4.8%	211.0	Up	7.9	3.9%
Operating Income	29.5	Down	0.0	(0.2)%	30.0	Down	0.2	(0.8)%
Recurring Profit	29.0	Up	0.4	1.7%	30.5	Up	1.4	5.0%
Net Income	16.0	Down	0.1	(1.2)%	17.0	Up	1.5	9.7%

Note: The projections above are the Company's projections based on information currently available. As the projections include potential risks and uncertainties, actual performance and results may differ from the projections above.

Summary of Orders, Production, and Sales

1. Mainstay Products by Product Applications

Segments	Product Application	In-house products	Purchased products
Pharmaceutical	Central Nervous System	Carfenil	Amoban, Laughing gas, Menamin Alpen
	Cardiovascular, Respiratory	Sigmart, Preran, Digosin Resplen	Rythmodan, Acetanol
	Gastrointestinal	Ulcerlmin, Alumigel New Chugai Ichoyaku	Chugai Geridome (paregoric)
	Hormone, Vitamin, Tonic	Alfarol, Oxarol, Propazyl, Fademin, Rojelly Gold Oral Liquid	Mercazole, Pydoxal
	Hematologic Agents	Epogin, Neutrogin	————
	Metabolic	Monilac, New Guromont, Guronsan Strong Oral Liquid, Guronsan Oral Liquid, New Guromont Alfa, Guronsan A, Guronsan Super	Glyceol, Suvenyl, New Guromont Gold, Guronsan Plus,
	Anticancer, Chemotherapeutic	Picibanil, Glucaron	Taxotere
	Antibiotic	Keiten, Cefotax	————
	Diagnostic	Diagnostic DNA Probe Series Filstatヶ- Sm	Hyaluronic Acid Plate "Chugai"
	Other	Topicain	Benambax Zenol (anti-inflammatory analgesic) Pair Acne Cream
Other	Pest Control	Varsan (insecticidal fumigators)	————
	Other	————	Ceratite, Neofix

2. Production

(1)Production volume by product application

(Millions of Yen)

Segments	Product Application	FY 2000 (Apr. 1, 1999 - Mar. 31, 2000)	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)
Pharmaceutical	Central Nervous System	991	441
	Cardiovascular, Respiratory	24,415	26,028
	Gastrointestinal	7,856	8,032
	Hormone, Vitamin, Tonic	21,920	25,301
	Hematologic Agents	87,501	82,266
	Metabolic	14,417	16,797
	Anticancer, Chemotherapeutic	1,852	1,570
	Antibiotic	5,189	3,219
	Diagnostic	10,363	14,588
	Other	269	294
	(Subtotal)	(174,779)	(178,541)
Other	Pest Control	4,263	3,021
	Other	3,001	3,174
	(Subtotal)	(7,264)	(6,195)
	Total	182,043	184,737

Note: Amounts are computed based on expected sales price net of consumption tax.

(2)Purchase volume by product application

(Millions of Yen)

Segments	Product Application	FY 2000 (Apr. 1, 1999 - Mar. 31, 2000)	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)
Pharmaceutical	Central Nervous System	3,586	3,582
	Cardiovascular, Respiratory	8,159	7,575
	Gastrointestinal	80	108
	Metabolic	1,865	3,493
	Anticancer, Chemotherapeutic	963	1,261
	Diagnostic	201	210
	Other	1,076	1,507
	(Subtotal)	(15,932)	(17,738)
Other	Other	592	503
	(Subtotal)	(592)	(503)
	Total	16,524	18,241

Note: Amounts are reported based on purchase price net of consumption tax.

3. Orders

All of the Chugai Group's production are based on sales forecast, not on orders.

4. Sales by Product Application

(Millions of Yen)

Segments	Product Application	FY 2000 (Apr. 1, 1999 - Mar. 31, 2000)	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)
Pharmaceutical	Central Nervous System	5,927	6,030
	Cardiovascular, Respiratory	31,212	31,224
	Gastrointestinal	6,763	7,348
	Hormone, Vitamin, Tonic	21,248	23,545
	Hematologic Agents	73,356	74,026
	Metabolic	19,056	20,551
	Anticancer, Chemotherapeutic	4,000	4,747
	Antibiotic	4,036	3,209
	Diagnostic	13,246	15,047
	Other	3,616	4,969
	(Subtotal)	(182,465)	(190,701)
Other	Pest Control	8,071	7,802
	Other	4,969	4,500
	(Subtotal)	(13,040)	(12,303)
	Total	195,506	203,005

Note: Amounts are reported net of consumption tax.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of March 31, 2000		%	As of March 31, 2001		%	Change
Assets			%			%	
Current Assets:							
Cash and deposits		16,556			30,310		
Trade notes and accounts receivable		65,699			68,503		
Marketable securities		66,202			31,841		
Mortgage securities		7,500			—		
Inventories		23,098			25,946		
Deferred income taxes		4,513			5,615		
Other		2,599			5,174		
Allowance for doubtful receivables		(382)			(341)		
Total current assets		185,788	57.9		167,050	49.1	(18,737)
Fixed Assets:							
Tangible fixed assets:							
Buildings and structures	79,903			82,778			
Accumulated Depreciation	36,910	42,993		40,282	42,495		
Machinery and vehicles	54,718			55,425			
Accumulated Depreciation	39,790	14,928		41,412	14,012		
Furniture and fixtures	30,395			32,619			
Accumulated Depreciation	23,402	6,993		25,627	6,991		
Land		12,401			12,645		
Construction in progress		2,908			1,651		
Total tangible fixed assets		80,225			77,797		
Intangible fixed assets:							
Excess of cost over net assets acquired of subsidiaries		6,223			6,253		
Other		3,796			4,492		
Total intangible fixed assets		10,019			10,745		
Investments and other assets:							
Investment securities		14,534			54,084		
Long-term loans		1,612			1,475		
Deferred income taxes		12,141			9,935		
Other		13,547			19,368		
Allowance for doubtful receivables		(37)			(283)		
Total investments and other assets		41,798			84,580		
Total fixed assets		132,043	41.1		173,124	50.9	41,080
Translation adjustments		3,255	1.0		—	—	(3,255)
Total Assets		321,087	100.0		340,174	100.0	19,086

(Millions of Yen)

Accounts	As of March 31, 2000	%	As of March 31, 2001	%	Change
Liabilities		%			
Current Liabilities:					
Trade notes and accounts payable	11,101		10,690		
Short-term borrowings	4,103		4,123		
Bonds due within one year	4,565		—		
Other payables	8,834		8,181		
Accrued income taxes	4,816		10,797		
Deferred tax liabilities	—		10		
Accrued consumption tax	1,539		1,612		
Accrued expenses	9,124		10,880		
Accrued bonuses	6,618		6,578		
Reserve for sales returns	294		311		
Reserve for sales rebates	1,042		986		
Warrants	372		—		
Other	1,640		1,514		
Total current liabilities	54,052	16.8	55,687	16.4	1,634
Fixed Liabilities					
Convertible bonds	64,900		64,807		
Long-term debt	1,612		1,472		
Deferred income taxes	501		36		
Reserve for employees' retirement benefits (prior method of accounting at March 31, 2000)	13,412		—		
Reserve for employees' retirement benefits (new method of accounting effective April 1, 2000)	—		23,644		
Reserve for directors' retirement benefits	1,030		511		
Accrued liability for pension plan	11,985		—		
Other	1,723		2,768		
Total fixed liabilities	95,165	29.7	93,239	27.4	(1,925)
Total liabilities	149,218	46.5	148,927	43.8	(290)
Minority Interests	896	0.3	990	0.3	93
Shareholders' Equity					
Common stock	22,550	7.0	23,993	7.1	1,443
Additional paid-in capital	33,330	10.4	35,139	10.3	1,809
Retained earnings	115,117	35.8	127,134	37.4	12,017
Net unrealized gain on securities	—	—	5,211	1.5	5,211
Translation adjustments	—	—	(1,219)	(0.4)	(1,219)
	170,997	53.2	190,260	55.9	19,262
Treasury stock, at cost	(25)	(0.0)	(3)	(0.0)	22
Total shareholders' equity	170,972	53.2	190,256	55.9	19,284
Total Liabilities, Minority Interests and Shareholders' Equity	321,087	100.0	340,174	100.0	19,086

Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2000 (Apr. 1, 1999 - Mar. 31, 2000)			FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)			Change
			%			%	
Net sales		195,506	100.0		203,005	100.0	7,499
Cost of sales:		59,024	30.2		62,029	30.6	3,005
Gross profit		136,481	69.8		140,975	69.4	4,494
Reserve for loss on goods unsold		(29)	(0.0)		17	0.0	46
Net gross profit		136,511	69.8		140,958	69.4	4,447
Selling, general and administrative expenses:		106,533	54.5		110,715	54.5	4,182
Operating income		29,977	15.3		30,242	14.9	265
Non-operating income:							
Interest income	666			765			
Dividend income	411			334			
Equity in earnings of unconsolidated subsidiaries and affiliates	604			731			
Life insurance dividends received	514			590			
Other	1,388	3,585	1.9	965	3,387	1.7	(197)
Non-operating expenses:							
Interest expense	977			974			
Loss on disposal of fixed assets	308			862			
Unrealized loss on revaluation of investment securities	1,676			92			
Allowance for doubtful receivables	—			219			
Other	1,663	4,626	2.4	2,442	4,591	2.3	(34)
Recurring profit		28,936	14.8		29,039	14.3	102
Extraordinary gain:							
Compensation for early termination of a contract	—	—	—	8,400	8,400	4.1	8,400
Extraordinary loss:							
Amortization of unfunded retirement benefit obligation	—			6,126			
Loss on adjustment of previous-term profit due to change of accounting standards of overseas subsidiaries	—			1,973			
Amortization of prior service cost in pension plan and allowances for employees' retirement benefits	14,653			—			
Loss on liquidation of a subsidiary	230			—			
Valuation loss on investments in subsidiaries	18	14,901	7.6	—	8,099	3.9	(6,801)
Income before income taxes and minority interests		14,034	7.2		29,339	14.5	15,304
Income taxes:							
Current	11,415			16,815			
Deferred	(6,223)	5,192	2.7	(3,071)	13,744	6.9	8,551
Minority interests		81	0.0		95	0.0	13
Net Income		8,760	4.5		15,500	7.6	6,739

Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	FY 2000 (Apr. 1, 1999 - Mar. 31, 2000)		FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)	
Retained earnings at beginning of year	98,462		115,117	
Cumulative effect of initial adoption of tax-effect accounting	10,246	108,709	—	115,117
Increase in retained earnings:				
Cumulative effect of securities revaluation of overseas subsidiaries	—		2	
Cumulative effect of foreign currency translations of overseas subsidiaries	—		22	
Increase in retained earnings due to decrease in shareholdings in consolidated subsidiaries	570	570	—	24
Decrease in retained earnings:				
Net unrealized loss on investment securities	3		—	
Loss on foreign currency translation	22		—	
Dividends paid	2,834		3,444	
Bonuses to directors and corporate auditors	63	2,923	63	3,507
(bonuses to corporate auditors)	(10)		(6)	
Net income		8,760		15,500
Retained earnings at end of year		115,117		127,134

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	FY 2000 (Apr. 1, 1999 - Mar. 31, 2000)	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)
Cash flows from operating activities		
Income before income taxes and minority interests	14,034	29,339
Depreciation and amortization	14,462	14,407
Compensation for early termination of a contract	—	(8,400)
Increase in reserve for employees' retirement benefits	2,263	—
Increase in accrued liability for pension plan	11,985	—
Decrease in reserve for employees' retirement benefits (new method of accounting effective April 1, 2000)	—	(1,754)
Interest and dividend income	(1,078)	(1,099)
Interests expense	977	974
Equity in earnings of unconsolidated subsidiaries and affiliates	(604)	(731)
Loss on disposal of fixed assets	307	862
Loss on sales and revaluation of securities	1,932	96
Increase in notes and accounts receivable	(2,342)	(2,628)
Increase in inventories	(394)	(2,750)
Decrease in notes and accounts payable	(1,585)	(497)
Increase in accrued consumption tax	657	73
Other	1,715	963
Subtotal	42,330	28,854
Interest and dividends received	1,121	1,082
Interest paid	(1,019)	(1,057)
Income taxes paid	(16,313)	(10,878)
Net cash provided by operating activities	26,119	18,000
Cash flows from investing activities		
Payments for purchases of marketable securities	(28,500)	(15,160)
Proceeds from sales of marketable securities	43,434	11,623
Proceeds from sales of mortgage securities	—	7,500
Payments for purchases of investment securities	(293)	(13,760)
Proceeds from sales of investment securities	144	12,526
Payments for purchases of fixed assets	(13,897)	(10,606)
Proceeds from sales of fixed assets	272	26
Increase in long-term loans	(23)	—
Collection of short-term loans	111	12
Collection of long-term loans	354	146
Additional acquisition of shares of consolidated subsidiaries	(417)	—
Other	(708)	—
Net cash (used in) provided by investing activities	477	(7,692)
Cash flows from financing activities		
Increase in short-term borrowings	88	—
Repayment of short-term borrowings	—	(210)
Repayment of long-term debt	(149)	(83)
Redemption of bonds	(9,599)	(4,565)
Proceeds from issuance of treasury stock	2,712	2,787
Proceeds from issuance of shares of subsidiaries from minority	1	—
Payments for purchases of treasury stock	(25)	—
Redemption of treasury stock	—	22
Cash dividends paid to shareholders of parent company	(2,834)	(3,444)
Cash dividends paid to minority shareholders	(2)	(2)
Net cash used in financing activities	(9,809)	(5,495)
Effect of exchange rate changes on cash and cash equivalents	(458)	512
Net (decrease) increase in cash and cash equivalents	16,328	5,325
Cash and cash equivalents at beginning of year	35,825	51,836
Adjustments due to the elimination of subsidiaries from consolidation	(317)	—
Cash and cash equivalents at end of year	51,836	57,161

Basis of Preparing Consolidated Financial Statements

1. Scope of Consolidation

(1)Number of consolidated subsidiaries: 22 companies

Major subsidiaries <Domestic>
Eiko Kasei Co., Ltd., Chugai Diagnostics Science Co., Ltd.
<Overseas>
Gen Probe Inc., Chugai Pharma U.S.A., Inc., Chugai Pharma Marketing Ltd.

(2)Non-consolidated subsidiaries
Chugai-Aventis S.N.C., a subsidiary of Chugai Pharma Marketing Ltd., was not consolidated because it has been accounted for by the equity method in conformity with the accounting standards of the U.K.

2. Application of Equity Method

(1)Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: 1
Non-consolidated subsidiary accounted for by the equity method: Chugai-Aventis S.N.C.

(2)Companies to which the equity method has not been applied
Affiliates: Chugai Lilly Clinical Research and C&C Research Laboratories
Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of Chugai Pharmaceutical Co., Ltd. (hereinafter "the Company") were immaterial.

(3)Non-consolidated subsidiary accounted for by the equity method ends its fiscal year on December 31; however, reconciliation will be made when necessary.

3. Treatment for the Difference in Fiscal Period

Eight foreign subsidiaries have been consolidated on the basis of their fiscal period ended December 31, which differs from that of the Company; however, the effect of the difference in fiscal periods was immaterial. Reconciliation will be made when necessary.

4. Significant Accounting Policies

(1) Basis and method for valuation of significant assets

a. Financial assets

- Securities with market value are stated at fair value, and changes in fair value are recorded in a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.)
- Securities without market value are stated at cost determined by moving average method.

Additional Information

Effective April 1, 2000, the Company changed its accounting for financial instruments in conformity with a revised accounting standard in Japan. As a result, recurring profit and net income before income taxes and minority interests for the fiscal year ended March 31, 2001 were increased by ¥916 million.

In addition, certain reclassifications were made in the presentation of these financial instruments at April 1, 2000. Trading securities and securities with a maturity of one year or less were recorded as marketable securities, and available-for-sale securities were recorded as investment securities. As a result of this change, marketable securities decreased and investment securities increased by ¥29,562 million.

b. Inventories

Inventories, other than work in process, are stated at cost determined principally by the average method. Work in process is stated at cost determined by the first-in, first-out method.

(2) Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

(3) Accounting for allowances, accruals and reserves

a. Allowance for doubtful receivables

Accounts receivable in the normal operating period are stated at an amount based on the actual rate of historical bad debts or at the maximum amount which can be charged to income under the Corporation Tax Law, whichever is higher. For certain receivables, the uncollectable amount has been estimated.

b. Accrued bonuses

Accrued bonuses to employees are stated at an estimated amount of the liability for bonuses incurred for the fiscal year ended March 31, 2001.

c. Reserve for sales returns

Sales returns are stated at an amount calculated by multiplying the sales amounts by the estimated return ratio, in order to prepare for any returns subsequent to the balance sheet date.

d. Reserve for sales rebates

Sales rebates are stated at an amount calculated by multiplying the balance of trade accounts at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.

e. Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of March 31, 2001, based on liabilities estimated by the Company for retirement benefits and pension assets for the current fiscal year ending March 31, 2001. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date.

The Company has amortized ¥6,126 million of unfunded retirement benefits and presented this as an extraordinary loss. The Company has also established a trust fund for employees' retirement benefits plan and contributed ¥6,000 million to this fund for the fiscal year ended March 31, 2001.

Additional Information

Effective the year beginning April 1, 2000, the Company adopted a new method of accounting for retirement benefits in accordance with a new accounting standard in Japan. The effect of this change for the fiscal year ended March 31, 2001 was to increase expenses by ¥1,527 million, and to decrease recurring profit by ¥1,419 million and income before income taxes and minority interests by ¥7,374 million. In addition, effective April 1, 2000, both the reserve for employees' retirement benefits (prior method of accounting at March 31, 2000) and the accrued liability for the pension plan were reclassified to reserve for employees' retirement benefits.

The Company revised its retirement benefit plans in July 2000 and March 2001. The effect of this change was to decrease retirement benefit expense by ¥579 million, and to increase recurring profit and income before income taxes and minority interests by ¥534 million for the fiscal year ended March 31, 2001.

f. Reserve for directors' retirement benefits

The reserve for directors' retirement benefits is stated at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

(4) Accounting for lease transactions

Lease agreements are generally accounted for as operating leases, because the ownership of the leased assets is not transferred to the Company and its domestic subsidiaries. However, lease transactions of the foreign subsidiaries are generally classified and accounted for either as finance or as operating lease.

(5) Other

Income and expenses for the Company and its domestic subsidiaries are recorded net of consumption tax. Temporary payments and receipts of consumption tax are eliminated and recorded as accrued consumption tax.

5. Basis of Evaluation of Consolidated Subsidiaries

Intercompany investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary which is allocable to the parent is remeasured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.

6. Excess of Costs Over Net Assets of Acquired Subsidiaries

The excess of costs over the net assets of acquired subsidiaries is amortized over a period of twenty years on a straight-line basis or amortized fully when acquired if the amount is immaterial.

However, ¥6,253 million of the remaining balance at March 31, 2001 of the excess of over the net assets cost of acquired subsidiaries purchased prior to March 31, 1999 is being amortized over forty years.

7. Appropriations of Retained Earnings

The accompanying consolidated statements of retained earnings have been prepared based on the appropriations approved by shareholders through the end of the fiscal period.

8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

All highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

Additional Information

Accounting Standards for Foreign Currency Transactions

Effective the year beginning April 1, 2000, the Company adopted revised accounting standards for foreign currency transactions and for its financial statements. The effect of these changes in method of accounting for the fiscal year ended March 31, 2001 was immaterial.

Application of SAB 101 to U.S. Subsidiary

The U.S.-based consolidated subsidiary, Gen-Probe Inc. had previously recognized the up-front license fee payment from other companies under the collaboration research agreement as revenue. The payment is non-refundable and not contingent upon anything except signing the collaboration agreement. Upon the announcement of the U.S. Securities and Exchange Commission's SAB 101 "Revenue Recognition", however, Gen-probe changed the revenue recognition method mentioned above to the method of recognizing revenue over the period of the collaboration agreement. Moreover, this change has been applied retroactively to previous fiscal years.

As a result of this change, deferred revenue of ¥1,973 million was adjusted and represented as loss on adjustment to prior years' income in consolidated statements of income.

The effect of this change was to decrease net sales and ordinary income by ¥589 million and to decrease income before income taxes and minority interests by ¥1,384 million for the year ended March 31, 2001.

Notes

1. Notes to the Consolidated Balance Sheets

	As of March 31, 2000	As of March 31, 2001
Contingent liabilities:		
Guarantees of loans of employees	¥24 million	¥40 million

2. Notes to the Consolidated Income of Statements

	Year ended March 31, 2000	Year ended March 31, 2001
Significant components of SG&A expenses:		
Depreciation	¥3,213 million	¥1,523 million
Allowance for bad debts	36	—
Accrued bonuses	4,044	3,991
Reserve for employees' retirement benefits	620	2,822
Reserve for directors' retirement benefits	88	73
Payroll expenses	19,755	18,550
Selling expenses	9,569	10,825
R&D expenses	39,993	41,188
R&D expenses included in SG&A and cost of sales	¥39,993 million	¥41,188 million

3. Notes to the Consolidated Statements of Cash Flows

(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets

	Year ended March 31, 2000	Year ended March 31, 2001
Cash and deposits	¥16,556 million	¥30,310 million
Cash Equivalents	35,279	26,850
Cash and Cash Equivalents	¥51,836 million	¥57,161 million

(2) Assets and liabilities of a subsidiary eliminated from consolidation

	Year ended March 31, 2000
Chugai MSD Co. Ltd. (as of March 31, 1999)	
Current assets	¥1,659 million
Fixed assets	1
Total	¥1,660 million
Current liabilities	¥1,134 million
Fixed liabilities	834
Total	¥1,968 million

(3) Non-cash transactions which affected cash flows

	Year ended March 31, 2000	Year ended March 31, 2001
Exercise of warrants	¥362 million	¥372 million
Conversion of bonds	Nil	¥93 million

4. Lease Transactions

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	Year ended March 31, 2000		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥53 million	¥19 million	¥33 million
Furniture and fixtures	2,547	1,652	895
Total	¥2,601 million	¥1,671 million	¥929 million

	Year Ended March 31, 2001		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥53 million	¥29 million	¥23 million
Furniture and fixtures	2,097	1,297	800
Total	¥2,150 million	¥1,326 million	¥824 million

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	Year ended March 31, 2000	Year ended March 31, 2001
Due within one year	¥466 million	¥403 million
Due over one year	462	420
Total	¥929 million	¥824 million

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	Year ended March 31, 2000	Year ended March 31, 2001
Lease payments	¥749 million	¥537 million
Depreciation	¥749 million	¥537 million

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

5. Fair Value of Marketable Securities and Investment Securities

As of March 31, 2000:

	Carrying value	Estimated fair value	Net unrealized gain
Current:			
Stock	¥748 million	¥2,684 million	¥1,936 million
Bonds	28,567	29,419	852
Other	549	552	3
Subtotal	¥29,864 million	¥32,656 million	¥2,791 million
Non-current:			
Stock	¥12,448 million	¥21,674 million	¥9,226 million
Bonds	—	—	—
Other	—	—	—
Subtotal	¥12,448 million	¥21,674 million	¥9,226 million
Total	¥42,313 million	¥54,331 million	¥12,017 million

Notes:

1. *Valuation method (Market value)*
   a. *Listed securities: Closing prices mainly on the Tokyo Stock Exchange*
   b. *OTC securities: Closing prices announced by the Japan Securities Dealers Association and foreign information service agencies such as the National Association of Securities Dealers Automated Quotation(NASDAQ).*
   c. *Unlisted beneficiary certificates in securities investment trusts: Prices based on the net asset value per unit*

2. *The carrying value at the balance sheet date of securities exclude from the above table was as follows:*

Current:	*Discounted bonds:*	*¥997 million*
	Closed beneficiary certificates in securities investment trusts:	*¥60 million*
	Money market fund and medium-term bond investment trust funds:	*¥35,279 million*
Non-current:	*Unlisted stocks, except for stocks traded on the OTC market:*	*¥2,085 million*

As of March 31, 2001:

(1) Trading securities

There were no trading securities as of March 31, 2001.

(2) Held-to-maturity securities at market value

There were no held-to-maturity securities as of March 31, 2001.

(3) Available-for-sales securities at market value

	Acquisition cost	Carrying value	Net unrealized gain
Securities with balance-sheet values exceeding acquisition costs:			
Stock	¥8,743 million	¥19,155 million	¥10,411 million
Bonds	11,288	11,343	55
Other	172	173	0
Subtotal	¥20,203 million	¥30,671 million	¥10,467 million
Securities with balance-sheet values not exceeding acquisition costs:			
Stock	¥ 5,037 million	¥ 3,530 million	¥(1,506) million
Bonds	23,013	22,945	(67)
Other	134	134	(0)
Subtotal	¥28,185 million	¥26,610 million	¥(1,574) million
Total	¥48,389 million	¥57,282 million	¥8,893 million

(4) Other securities sold during the fiscal year

There was no significant profit and loss on the sale of other securities during the fiscal year.

(5) Balance sheet amounts of securities that are not presented herein

a. Held-to-maturity securities:

There were no held-to-maturity securities as of March 31, 2001.

b. Available-for-sale securities:

Money market funds and other securities: ¥ 26,850 million

Unlisted stocks, except stocks traded on the OTC market: ¥1,632million

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

Other securities with maturity dates:	Within one year	Between one and five years
Central and regional government bonds, etc.	¥— million	¥1,000 million
Corporate bonds	11,360	20,267
Total	¥11,360 million	¥21,267 million

6. Derivative Transactions

As of March 31, 2000:

Transactions other than market transactions;

	As of March 31, 2000			
	Notional amounts		Fair value	Unrealized gain
		Over one year		
Forward foreign exchange contracts:				
Sell	—	—	—	—
Buy:				
US$	¥71 million	—	¥81 million	¥9 million
Total	¥71 million	—	¥81 million	¥9 million

Notes:

1. *Market price is stated based on the future market quotations.*
2. *As a result of the "foreign-currency transaction etc. accounting standards", derivatives transactions that represent foreign currency denominated monetary assets and liabilities, etc., were removed from the scope of disclosure.*
3. *The above forward foreign exchange contracts to buy US$ were entered in order to prepare for interest payments on US$ denominated bonds with warrants which matured in 2000.*

As of March 31, 2001:

There were no unrealized gains or losses on derivative transactions.

As a result of the "foreign-currency transaction etc. accounting standards", derivatives transactions that represent foreign currency denominated monetary assets and liabilities, etc., were removed from the scope of disclosure.

7. Accounting for Retirement Allowances

Year ended March 31, 2001:

(1) Overview of retirement benefits

The Company has various defined benefit plans such as a welfare pension fund plan, a tax qualified pension plan and a lump-sum payment plan. Additional retirement benefits may be paid to retired employees in certain cases.

In April 1994, the Company transferred from the tax-qualified pension plan established in January 1983, to a welfare pension plan. In March 2001, a portion of the lump-sum payment plan was transferred to a tax-qualified pension plan.

The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

(2) Retirement benefits obligations as of March 31, 2001 *(Note 1)*

Retirement benefits obligations	¥(60,219)	million
Pension assets	30,961	
Unfunded retirement benefits obligations	(29,257)	
Unamortized net retirement benefits obligations arising for adoption of new accounting standards	—	
Unrecognized prior service costs *(Note 2)*	(1,967)	
Unrecognized actuarial loss	7,581	
Prepaid annuity expenses	—	
Reserve for employee's retirement benefits	¥(23,644)	million

Notes:

1. *Government sponsored portion of welfare pension fund plan is included in the amounts.*
2. *Prior service costs (decrease of obligation) have incurred because of its defined benefits plan.*

(3) Retirement benefits expenses for the year ended March 31, 2001

Service costs *(Note 1)*	¥2,917	million
Interest cost	1,777	
Expected return on pension assets	(592)	
Amortization of net retirement benefit obligations arising from adoption of new accounting standards *(Note 2)*	6,126	
Amortization of actuarial loss	—	
Expense of amortization of prior service cost *(Note 3)*	(359)	
Additional retirement benefit	413	
Total retirement benefits – expense	¥10,282	million

Notes:

1. Plan participants' contributions to welfare pension funds have been deducted from the amount.

2. ¥6 billion was contributed to a retirement benefit trust fund and was accounted for as an expense. In addition, the remaining balance was amortized as an expense.

3. This represents amortization of prior service costs described in (2) Retirement benefits obligations.

(4) Assumptions and policies adopted in calculation of retirement benefits obligations

1) Discount rate *(At the beginning of the current fiscal year, 3.5% was applied.)*	3.0%
2) Rate of expected return on plan assets *(Regarding the life insurance company's portion of plan assets, the rate of return guaranteed at the time of the signing of the contract was 5.5% and this was included in calculating the overall rate of expected return on plan assets.)*	2.0%
3) Attribution method of retirement benefits to the period	Straight line method for the years of services
4) Prior service costs are being amortized by the declining balance method over a period of average remaining service years of employees at the time of occurrence.	10 years
5) Actuarial gain and loss are amortized by the declining method over the period of average remaining services years of employees at the time of occurrence from the following year of occurrence.	10 years
6) Net retirement benefit obligations arising from adoption of new accounting standards are fully amortized at the time of occurrence.	

8. Tax-Effect Accounting

(1) Principal deferred tax assets and tax liabilities

	Year ended March 31, 2000	Year ended March 31, 2001
Deferred tax assets:		
Loss on reserve for retirement benefits in excess of limit	¥4,022 million	¥9,595 million
Amortization of deferred tax assets in excess of limit for tax purposes	1,920	2,085
Prepaid expenses for tax purposes	1,162	1,412
Loss on reserve for bonuses in excess of limit	869	1,366
Unrecognized outstanding enterprise tax	393	892
Elimination of unrealized profit on inventories	490	573
Temporary balance of deferred profit (overseas consolidated companies)	—	517
Prepaid research equipment and others for tax purposes	511	506
Unrecognized losses on securities	433	417
Unrecognized reserve for sales rebates	433	390
Depreciation of fixed assets in excess of limit	229	314
Unrecognized reserve for bonuses to directors and corporate auditors	428	212
Amortization of prior service cost of pension plan and allowances	4,975	—
Other	1,362	1,872
Total deferred tax assets	17,231	20,157
Offset with deferred tax liabilities	(576)	(4,607)
Net deferred tax assets	¥16,655 million	¥15,550 million
Deferred tax liabiities:		
Appraisal gain/loss for other marketable securities	¥ — million	¥3,691 million
Temporary balance of intangible fixed assets (overseas consolidated companies)	952	907
Other	125	55
Total deferred tax liabilities	1,078	4,654
Offset against deferred assets	(576)	(4,607)
Net deferred tax liabilities	¥501 million	¥47 million

(2) Significant components of difference between statutory tax rate and effective tax rate

	Year ended March 31, 2000	Year ended March 31, 2001
Statutory tax rate:	41.5 %	41.5 %
Adjustments		
Entertainment expenses and other items not permanently included in expenses	10.8	5.2
Dividend income and other items not permanently included in income	(3.6)	(0.2)
Inhabitant tax per capita	0.7	0.3
Difference of overseas consolidated company tax rate and statutory tax rate	(2.6)	(0.2)
Experimental research expense special exemption	(2.7)	—
Elimination of loss on liquidation of affiliates accounted for as a loss	(6.6)	—
Elimination of loss on stock in affiliates accounted for as a loss	(0.9)	—
Other	0.4	0.2
Rate of corporate income tax after application of tax-effect accounting	37.0 %	46.8 %

10. Segment Information

(1) Business Segments

For the year ended March 31, 2000 (April 1, 1999 – March 31, 2000)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales, operating income and total assets of non-pharmaceutical segments constituted less than 10% of the consolidated totals for the year ended March 31, 2000, the disclosure of business segment information has been omitted.

For the year ended March 31, 2001 (April 1, 2000 – March 31, 2001)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales, operating income and total assets of non-pharmaceutical segments constituted less than 10% of the consolidated totals for the year ended March 31, 2001, the disclosure of business segment information has been omitted.

(2) Geographical Segments

For the year ended March 31, 2000 (April 1, 1999 – March 31, 2000)

As net sales and total assets of the Company were more than 90% of the consolidated net sales and total assets, respectively, for the year ended March 31, 2000, the disclosure of geographical segment information has been omitted.

For the year ended March 31, 2001 (April 1, 2000 – March 31, 2001)

As net sales and total assets of the Company were more than 90% of the consolidated net sales and total assets, respectively, for the year ended March 31, 2000, the disclosure of geographical segment information has been omitted.

(3) Overseas Sales

	Year ended March, 31, 2000			
	North America	Europe	Other	Total
I Overseas Sales	11,183	8,948	1,583	¥21,715 million
II Consolidated net sales				¥195,506 million
III Overseas sales as a percentage of consolidated net sales	5.7	4.6	0.8	11.1 %

	Year ended March, 31, 2001			
	North America	Europe	Other	Total
I Overseas Sales	12,808	9,240	1,757	¥23,806 million
II Consolidated net sales				¥203,005 million
III Overseas sales as a percentage of consolidated net sales	6.3	4.5	0.9	11.7%

Notes:

1. *Segmentation of countries and areas are based on geographical location.*
2. *Major countries and areas included in each category:*
   a. *North America: The United States of America, Canada*
   b. *Europe: The United Kingdom, France, Germany, Spain, etc.*
   c. *Other: Asia, Australia, Africa, etc.*
3. *Overseas sales include export sales of the Company and its domestic subsidiaries and sales (Other than exports to Japan of its foreign consolidated subsidiaries.)*
4. *As noted in "Additional Information," a U.S.-based subsidiary began applying SAB 101 from the current consolidated fiscal year under review. As a result, net sales in the North America segment and overseas net sales were increased ¥589 million.*

CHUGAI PHARMACEUTICAL CO., LTD.

For your well-being

Brief Announcement of Annual Non-Consolidated Financial Statements

(for the fiscal year ended March 31, 2001)

May 21, 2001

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
Contact: Mr. Nobuyoshi Ando, Director of Accounting Department Phone: (03) 3281-6611
Date of Board Meeting for Settlement of Accounts: May 21, 2001 Interim Dividends: Applicable
Date of Regular General Meeting of Shareholders: June 28, 2001

1. Non-Consolidated Operating Results for the FY 2001 Ended March 31, 2001

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2001 ended Mar. 31, 2001	¥181,223 million	2.6%	¥29,546 million	7.1%	¥28,505 million	7.4%
FY 2000 ended Mar. 31, 2000	¥176,565 million	5.5%	¥27,584 million	18.3%	¥26,539 million	11.1%

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/ Total Assets	Recurring Profit/ Net Sales
FY 2001 ended Mar. 31, 2001	¥16,192	251.6%	¥64.45	¥54.44	9.3%	9.0%	15.7%
FY 2000 ended Mar. 31, 2000	¥4,605	(44.0)%	¥18.68	¥16.79	2.9%	8.9%	15.0%

Note 1. Average number of outstanding shares during the year: 251,236,741 shares for the year ended March 31, 2001, and 246,592,069 shares for the year ended March 31, 2000, respectively.
2. Change in method of accounting: None
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.

(2)Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-end			
FY 2001 ended Mar. 31, 2001	¥16.00	¥6.50	¥9.50	¥4,031million	24.9%	2.2%
FY 2000 ended Mar. 31, 2000	¥13.00	¥5.75	¥7.25	¥3,223million	70.0%	2.0%

(3)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of March 31, 2001	¥324,755 million	¥185,316 million	57.1%	¥735.38
As of March 31, 2000	¥305,422 million	¥164,239 million	53.8%	¥659.17

Note: Number of shares outstanding at the end of the year: 252,000,233 shares for the year ended March 31, 2001, and 249,159,719 shares for the year ended March 31, 2000, respectively.

2. Forecast for the Year Ending March 31, 2002 (April 1, 2001 – March 31, 2002)

	Net Sales	Recurring Profit	Net Income	Annual Dividends per Share		
				Interim	Year-end	
First half ending Sept 30, 2001	¥97,000 million	¥15,500 million	¥8,500 million	¥8.00	—	—
FY 2002 ending Mar. 31, 2002	¥190,000 million	¥29,000 million	¥16,000 million	—	¥8.00	¥16.00

Note: Projected net income per share for the year ending March 31, 2002 is ¥63.49.

3. Non-Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of March 31, 2000			As of March 31, 2001			Change
Assets			%			%	
Current Assets:							
Cash and deposits		8,926			22,116		
Notes receivable		15,090			11,700		
Accounts receivable		46,502			52,790		
Marketable securities		63,966			30,529		
Mortgage securities		7,500			—		
Merchandise		6,862			5,571		
Products		4,946			5,312		
Semifinishied goods		7,771			10,066		
Raw materials		1,441			2,333		
Work in progress		424			427		
Stored goods		81			64		
Pre-paid expenses		958			1,163		
Deferred income taxes		3,608			4,905		
Payments receivable		996			2,946		
Treasury stock		25			3		
Other		1,962			1,743		
Allowance for doubtful receivables		(288)			(795)		
Total current assets		170,775	55.9		150,879	46.5	(19,895)
Fixed Assets:							
Tangible fixed assets:							
Buildings and structures	65,001			66,860			
Tangible fixed assets	30,942	34,059		33,226	33,634		
Buildings	7,159			7,316			
Accumulated depreciation	4,169	2,990		4,498	2,818		
Machinery and equipment	48,504			47,545			
Accumulated depreciation	35,872	12,632		35,988	11,557		
Vehicles and transport equipment	222			239			
Accumulated depreciation	170	52		187	51		
Tools, furniture, and fixtures	25,618			26,683			
Accumulated depreciation	20,169	5,449		21,383	5,299		
Land		10,398			10,529		
Construction in progress		2,780			1,647		
Total tangible fixed assets		68,362			65,538		

(Millions of Yen)

Accounts	As of March 31, 2000		As of March 31, 2001		Change
Intangible fixed assets:		%		%	
Patent rights	308		27		
Trademark rights	7		5		
Other	1,237		1,090		
Total intangible fixed assets	1,552		1,123		
Investments and other assets:					
Investment securities	14,288		53,739		
Investments in subsidiaries and affiliates	22,694		22,253		
Investment in capital	22		22		
Investment in capital to affiliates	6		6		
Long-term loans	54		40		
Long-term loans to employees	1,488		1,368		
Long-term loans to affiliates	470		740		
Long-term prepaid expenses	6,838		5,163		
Deferred income taxes	12,031		9,635		
Guarantee deposits	3,535		3,477		
Long-term receivables	—		7,782		
Other	3,342		3,276		
Allowance for doubtful receivables	(39)		(292)		
Total investments and other assets	64,731		107,214		
Total fixed assets	134,647	44.1	173,875	53.5	39,228
Total Assets	305,422	100.0	324,755	100.0	19,333

(Millions of Yen)

Accounts	As of March 31, 2000			As of March 31, 2001			Change
Liabilities			%			%	
Current Liabilities:							
Notes payable		2,590			2,508		
Accounts payable		5,986			5,695		
Short-term borrowings		3,310			3,100		
Bonds due within one year		4,565			—		
Long-term loans due within one year		83			83		
Accrued liabilities		5,073			5,146		
Accrued expenses		8,595			9,661		
Accrued income taxes		4,094			10,302		
Accrued consumption tax		1,407			1,550		
Advance payments		5			0		
Deposits		891			343		
Advance profit		114			—		
Accrued bonuses		6,382			6,339		
Reserve for sales returns		290			306		
Reserve for sales rebates		1,042			939		
Accrued capital investment		3,736			3,018		
Warrants		372			—		
Other		63			589		
Total current liabilities		48,607	15.9		49,587	15.3	980
Fixed Liabilities:							
Convertible bonds		64,900			64,807		
Long-term debt		178			95		
Reserve for employees' retirement benefits (prior method of accounting at March 31, 2000)		12,945			—		
Reserve for employees' retirement benefits (new method of accounting effective April 1, 2000)		—			23,064		
Reserve for directors' retirement benefits		1,029			510		
Accrued liability for pension plan		11,985			—		
Other		1,536			1,374		
Total fixed liabilities		92,575	30.3		89,852	27.6	(2,723)
Total liabilities		141,182	46.2		139,439	42.9	(1,743)
Stockholders' Equity							
Common stock		22,550	7.4		23,993	7.4	1,443
Additional paid-in capital		33,330	10.9		35,139	10.8	1,809
Legal reserve		4,422	1.5		4,786	1.5	363
Retained earnings:							
Retained income							
General reserve	87,220	87,220		97,720	97,720		
Retained earnaings		16,716			18,538		
Total retained earnings		103,936	34.0		116,258	35.8	12,321
Net unrealized gain on securities		—	—		5,138	1.6	5,138
Total shareholders' equity		164,239	53.8		185,316	57.1	21,076
Total liabilities and shareholders' equity		305,422	100.0		324,755	100.0	19,333

4. Non-Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2000 (Apr. 1, 1999 - Mar. 31, 2000)			FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)			Change
			%			%	
Net sales							
Product sales	141,182			142,732			
Merchandise sales	34,350			37,574			
Patent royalties	1,032	176,565	100.0	916	181,223	100.0	4,657
Cost of sales							
Inventory of merchandise and products at start of period	12,262			11,809			
Merchandise procured	20,498			21,050			
Cost of production	22,802			23,096			
Transfer from other accounts	11,723			9,458			
Total	67,286			65,415			
Transfer to other accounts	3,183			1,500			
Inventory of merchandise and products at end of period	11,809			10,884			
Total	14,993	52,292	29.6	12,384	53,030	29.3	737
Gross profit		124,272	70.4		128,192	70.7	3,919
Reserve for loss on goods unsold		320			290		
Reserve for loss on returned goods		290			306		
Net Gross profit		124,302	70.4		128,176	70.7	3,874
Selling, general and administrative expenses							
Advertising and public relations expense	4,458			4,811			
Sales promotion expense	9,381			10,758			
Allowance for doubtful receivables	—			55			
Salaries and benefits	15,193			15,247			
Welfare expenses	4,384			4,203			
Reserve for bonus payments	3,957			3,925			
Reserve for retirement benefits	575			—			
Retirement benefit expense	—			2,730			
Reserve for bonuses for directors and statutory accountants	88			73			
Travel and transportation expense	2,532			2,586			
Depreciation and amortization expense	1,270			1,182			
Research expense	36,188			35,673			
Other	18,685	96,717	54.8	17,381	98,630	54.4	1,912
Operating income		27,584	15.6		29,546	16.3	1,961

(Millions of Yen)

Accounts	FY 2000 (Apr. 1, 1999 - Mar. 31, 2000)			FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)			Change
Non-operating income			%			%	
Interest income	93			90			
Negotiable securities interest income	383			355			
Dividend	421			925			
Real estate lease payments	503			505			
Life insurance dividends	514			590			
Other	1,189	3,106	1.8	795	3,263	1.8	157
Non-operating expenses							
Interest payments and discount fees	102			—			
Interest payments	—			106			
Interest payments on corporate bonds	731			715			
Loss on disposal of fixed assets	263			675			
Appraisal loss for investment securities	1,669			92			
Allowance for doubtful receivables	—			229			
Other	1,385	4,151	2.4	2,484	4,304	2.4	153
Recurring profit		26,539	15.0		28,505	15.7	1,965
Extraordinary gain							
Compensation for early termination of a contract	—	—	—	8,400	8,400	4.6	8,400
Extraordinary loss							
Amortization of unfunded retirement benefit obligation	—			6,126			
Valuation loss on investments in subsidiaries, etc.	—			901			
Amortization of prior service cost in pension plan and allowances for employees' retirement benefits	14,653			—			
Loss on liquidation of a subsidiary	2,466			—			
Valuation loss on investments in subsidiaries	307	17,427	9.9	—	7,027	3.9	(10,400)
Income before income taxes		9,112	5.2		29,878	16.5	
Income taxes:							
Current	10,439			16,235			
Deferred	(5,933)	4,506	2.6	(2,549)	13,686	7.6	9,179
Net income		4,605	2.6		16,192	8.9	11,586
Retained earnings at beginning of year		3,964			4,147		
Cumulative effect of initial adoption of tax-effect accounting		9,706			—		
Interim dividends		1,417			1,637		
Appropriation of retained earnings		141			163		
Retained earnings at end of year		16,716			18,538		

5.Manufacturing Costs

(Millions of Yen)

Accounts	FY 2000 (Apr. 1, 1999 – Mar. 31, 2000)			FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)			Change
			%			%	
Raw materials		10,349	42.4		10,707	41.0	358
Labor		5,075	20.8		5,076	19.4	1
Expense							
Outside processing	2,602			2,480			
Depreciation	2,872			3,824			
Other	3,488	8,963	36.8	4,030	10,336	39.6	1,372
Total manufacturing expense		24,388	100.0		26,120	100.0	1,732
Work in progress, semifinishied goods, and inventories at start of year		7,431			8,195		
Total		31,819			34,315		
Work in progress, semifinishied goods, and inventories at end of year		8,195			10,494		
Transfers to other accounts		821			724		
Total manufacturing cost		22,802			23,096		

6.Appropriation of Net Income

(Millions of Yen)

Accounts	FY 2000 (Apr. 1, 1999 - Mar. 31, 2000)		FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)	
Unappropriated earnings for the year		16,716		18,538
Appropriation of earnings:				
Legal reserve	200		300	
Dividends	1,806		2,393	
Bonuses to directors	63		63	
(Portion to corporate auditors)	(6)		(2)	
Retained earnings				
General reserve	10,500	12,569	10,500	13,256
Unappropriated earnings carried forward		4,147		5,281

Cash dividends per share

	FY 2000			FY 2001		
	Total	Interim	Year-end	Total	Interim	Year-end
Ordinary dividends	¥11.50	¥5.75	¥5.75	¥16.00	¥6.50	¥9.50
Commemorative dividends	¥1.50	—	¥1.50	—	—	—

7. *Significant accounting policies*

(1) Basis and method for valuation of securities

- Investments in subsidiaries and affiliates are stated at cost determined by moving average method.
- Securities with market value are stated at fair value, and changes in fair value are recorded in a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by moving average method.

Additional information

Effective April 1, 2000, Chugai Pharmaceutical Co., Ltd. (hereinafter "the Company") changed its accounting for financial instruments in conformity with a revised accounting standard in Japan. The effect of this change was to increase recurring profit and income before income taxes for the first half ended September 30, 2000 by ¥179 million.

In addition, certain reclassifications were made in the presentation of these financial instruments at April 1, 2000. Trading securities and securities with a maturity of one year or less were recorded as marketable securities, and available-for-sale securities were recorded as investment securities. As a result of this change, marketable securities decreased and investment securities increased by ¥29,562 million.

(2) Inventories

Inventories, other than work in process, are stated at cost determined by the average method. Work in process is stated at cost determined by the first-in, first-out method.

(3) Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

(4)Accounting for allowances, accruals and reserves

a. Allowance for doubtful receivables

Accounts receivable in the normal operating period are stated at an amount based on the actual rate of historical bad debts or at the maximum amount which can be charged to income under the Corporation Tax Law, whichever is higher. For certain receivables, the uncollectable amount has been estimated.

b. Accrued bonuses

Accrued bonuses to employees are stated at an estimated amount of the liability for bonuses incurred for the fiscal year ended March 31, 2001.

c. Reserve for sales returns

Sales returns are stated at an amount calculated by multiplying the sales amounts by the estimated return ratio, in order to prepare for any returns subsequent to the balance sheet date.

d. Reserve for sales rebates

Sales rebates are stated at an amount calculated by multiplying the balance of trade accounts at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure of sales rebates subsequent to the balance sheet date.

e. Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of March 31, 2001, based on liabilities estimated by the Company for retirement benefits and pension assets for the current fiscal year ended March 31, 2001.

The Company has amortized ¥6,126 million of unfunded retirement benefits and presented this as an extraordinary loss. The Company has also established a trust fund for employees' retirement benefits plan and contributed ¥6,000 million to this fund for the fiscal year ended March 31, 2001.

Additional information

Effective the year beginning April 1, 2000, the Company adopted a new method of accounting for retirement benefits in accordance with a new accounting standard in Japan. The effect of this change was to decrease retirement benefit expense by ¥1,450 million, and to increase recurring profit and income before income taxes by ¥1,342 million and ¥7,296 million respectively for the fiscal year ended March 31, 2001.

The Company revised its pension plans in July 2000 and March 2001. The effect of this change was to decrease retirement benefit expense by ¥579 million, and to increase recurring profit and income before income taxes and minority interests by ¥534 million for the fiscal year ended March 31, 2001.

f. Reserve for directors' retirement benefits

The reserve for directors' retirement benefits is stated at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

(5) Accounting for lease transactions

Lease agreements are generally accounted for as operating leases, because the ownership of the leased assets is not transferred to the Company

(6) Consumption taxes

Income and expenses are recorded net of consumption tax. Temporary payments and receipts of consumption tax are eliminated and recorded as accrued consumption tax.

<u>Change in Presentation</u>

Through the previous fiscal year, "Long-term receivables" were included in "Other" of "Investments and other assets" but have been presented as a separate item in the current fiscal year because it became the significant balanced which is more than 1% of total assets. In the previous fiscal year, "Long-term receivables" in "Investments and other assets – Other" amounted to ¥644 million.

<u>Additional Information</u>

Accounting Standards for Foreign Currency Transactions

Effective the year commencing April 1, 2000, the Company adopted revised accounting standards for foreign currency transactions and for presentation of its financial statements. The effect of these changes in method of accounting for the fiscal year ended March 31, 2001 was immaterial.

Notes

1. Notes to the Balance Sheets

	As of March 31, 2000	As of March 31, 2001
Contingent liabilities:		
Contingently liable as a guarantor of bank loans for a subsidiary, Gen-Probe Inc.	$14,453 thousand (¥1,534 million)	$14,448 thousand (¥1,790 million)
Contingently liable as a guarantor of mortgage loans for employees	¥24 million	¥40 million

Notes receivable and payable:

Although the closing date of the current fiscal period was a holiday for financial institutions, the following notes, which matured on that date were excluded from the balance of the notes at the end of the year as if they had been settled on a maturity basis.

	As of March 31, 2001
Notes receivable	¥1,870 million
Notes payable	851 million

	As of March 31, 2000	As of March 31, 2001
Common stock:		
Number of share issued:		
Exercise of warrants	2,675,072 shares	2,749,106 shares
Conversion of bonds	— shares	91,408 shares
Common stock:		
Exercise of warrants	1,358,936,576 yen	1,396,545,848 yen
Conversion of bonds	— yen	46,498,794 yen

2. Notes to the Statement of Income

	Year ended March 31, 2000	Year ended March 31, 2001
Research and development expenses included in SG&A	¥36,188 million	¥35,673 million

4. Lease Transactions

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	Year ended March 31, 2000		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥30 million	¥7 million	¥23 million
Furniture and fixtures	2,469	1,603	865
Total	¥2,500 million	¥1,610 million	¥889 million

	Year ended March 31, 2001		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥30 million	¥12 million	¥18 million
Furniture and fixtures	2,016	1,244	771
Total	¥2,046 million	¥1,256 million	¥790 million

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	Year ended March 31, 2000	Year ended March 31, 2001
Due within one year	¥450 million	¥386 million
Due over one year	439	404
Total	¥889 million	¥790 million

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	Year ended March 31, 2000	Year ended March 31, 2001
Lease payments	¥724 million	¥515 million
Depreciation	¥724 million	¥515 million

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

5. Fair Value of Marketable Securities and Investment Securities

At March 31, 2001, there are no market value of the shares of subsidiaries and affiliates.

6. *Tax-Effect Accounting*

(1) Principal deferred tax assets and tax liabilities

	As of March 31, 2000	As of March 31, 2001
Deferred tax assets:		
Loss on reserve for retirement benefits in excess of limit	¥3,894 million	¥9,458 million
Amortization of deferred tax assets in excess of limit for tax purposes	1,918	2,084
Prepaid expenses for tax purposes	1,160	1,411
Loss on reserve for bonuses in excess of limit	841	1,323
Unrecognized outstanding enterprise tax	383	882
Unrecognized losses on securities	433	594
Prepaid research equipment and others for tax purposes	507	504
Unrecognized reserve for sales rebates	433	390
Depreciation of fixed assets in excess of limit	146	232
Unrecognized reserve for bonuses to directors and corporate auditors	428	212
Amortization of prior service cost of pension plan and allowances	4,975	—
Other	521	1,098
Total deferred tax assets	15,639	18,189
Deferred tax liabiities:		
Appraisal gain/loss for other marketable securities		¥(3,648) million
Total deferred tax liabilities		(3,648)
Net deferred tax assets		¥14,541 million

(2) Significant components of difference between statutory tax rate and effective tax rate

	As of March 31, 2000	As of March 31, 2001
Statutory tax rate:	41.5 %	41.5 %
Adjustments		
Entertainment expenses and other items not permanently included in expenses	16.4	5.1
Dividend income and other items not permanently included in income	(5.6)	(1.0)
Inhabitant tax per capita	1.0	0.3
Experimental research expense - special exemption	(4.1)	—
Other	0.2	(0.1)
Rate of corporate income tax after application of tax-effect accounting	49.5 %	45.8 %

Changes to the Board of Directors

(As of June 28, 2001)

1. Change of Representative Director

There is no change of the representative director scheduled.

2. New Candidate for Director

(To be voted on at the June 28, 2001, general meeting of shareholders)

Abraham E. Cohen
Member of the Board of Directors, Akzo Novel Nv.
Member of the Board of Directors, Teva Pharmaceutical Ind., Ltd.
Chairman of the Board of Directors, Neurobiological Technologies, Inc.
Member of the Board of Directors, Gen-Probe, Inc.
Member of the Board of Directors, Chugai Biopharmaceuticals, Inc.
Chairman of the Board of Directors, Chugai Pharma USA, Inc.
Member of the Board of Directors, Viragen, Inc.

3. New Candidate for Corporate Auditor

(To be voted on at the June 28, 2001, general meeting of shareholders)

Kazunobu Kobayashi
(Scheduled to become chairman of the Board of Directors, Sumitomo Coal Mining Co., Ltd., on June 28, 2001.)
Kazunobu Kobayashi is scheduled to be newly appointed as an outside corporate auditor.

4. Retirement of Directors

Sadao Taguchi, Vice President
Tsuguo Ogasawara, Vice President of International Business
Sadao Taguchi is scheduled to be appointed as advisor, and Tsuguo Ogasawara is scheduled to be reappointed as Executive Officer.

5. Retirement of Executive Officer

Renpei Nagashima, Senior Vice President of Intellectual Property
Renpei Nagashima is scheduled to be appointed as advisor and is scheduled to be appointed chairman of the Board of Reverse Proteomics Research Institute

6. Promotion to New Positions

There are no promotions to new positions scheduled.

[TRANSLATION] 02 JUL -8 AM 10:16

Attachment 6

CHUGAI PHARMACEUTICAL CO., LTD.

For your well-being

Brief Announcement of Interim Consolidated Financial Statements

(for the six months ended September 30, 2001)

November 12, 2001

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
Contact: Mr. Nobuyoshi Ando, Director of Accounting Department Phone: (03) 3281-6611
Date of Board Meeting for Settlement of Accounts: November 12, 2001
Application of US Accounting Standards: No

1. Consolidated Operating Results for the First Half of FY 2002 Ended September 30, 2001

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
First half ended Sept. 30, 2001	¥108,221 million	6.2%	¥16,425 million	(3.0)%	¥18,846 million	10.2%
First half ended Sept. 30, 2000	¥101,880 million	-	¥16,925 million	-	¥17,106 million	-
FY 2001 ended Mar. 31, 2001	¥203,005 million		¥30,242 million		¥29,039 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
First half ended Sept. 30, 2001	¥9,141 million	(11.4)%	¥36.28	¥30.57
First half ended Sept. 30, 2000	¥10,313 million	-	¥41.05	¥35.55
FY 2001 ended Mar. 31, 2001	¥15,500 million		¥61.70	¥52.18

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: ¥477 million for the first half ended September 30,2001, ¥370 million for first half ended September 30, 2000, and ¥731 million for the year ended March 31, 2000, respectively.
2. Average number of outstanding shares: 251,996,918 shares for the first half ended September 30, 2001, 251,231,554 shares for the first half ended September 30, 2000, and 251,230,718 shares for the year ended March 31, 2001, respectively.
3. Change in method of accounting: None
4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of September 30, 2001	¥348,609 million	¥196,256 million	56.3%	¥778.80
As of September 30, 2000	¥339,276 million	¥188,382 million	55.5%	¥747.57
As of March 31, 2001	¥340,174 million	¥190,256 million	55.9%	¥754.99

Note: Number of outstanding shares at the end of the first half or fiscal year (consolidated): 251,998,049 shares as of September 30, 2001, 251,993,978 shares as of September 30, 2000, and 251,998,329 shares as of March 31, 2001, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
First half ended Sept. 30, 2001	¥15,783 million	¥(7,983) million	¥(2,807) million	¥62,487 million
First half ended Sept. 30, 2000	¥3,413 million	¥(2,529) million	¥(3,669) million	¥49,118 million
FY 2001 ended Mar. 31, 2001	¥18,000 million	¥(7,692) million	¥(5,495) million	¥57,161 million

(4) Scope of consolidation and application of equity method:
Number of consolidated subsidiaries: 23
Number of non-consolidated subsidiaries accounted for by the equity method: 1
Number of affiliates accounted for by the equity method: None

(5) Changes in scope of consolidation and application of equity method:
Number of companies newly consolidated: 1
Number of company excluded from consolidation: None
Number of companies newly accounted for by the equity method: None
Number of companies excluded from the equity method of accounting: None

2. Forecast for the Year Ending March 31, 2002 (April 1, 2001 - March 31, 2002)

	Net Sales	Recurring Profit	Net Income
FY 2002 ending Mar. 31, 2002	¥211,000 million	¥30,500 million	¥17,000 million

Note: Projected net income per share for the year ending March 31, 2002 is ¥67.46.

Outline of Chugai Group

(As of September 30, 2001)

CHUGAI PHARMACEUTICAL CO., LTD.

PHARMACEUTICAL SEGMENT

< Domestic >

- * Chugai Research Institute for Molecular Medicine, Inc. (Research)
- * CSK Research Park Co., Ltd. (Contract research and maintenance of research facilities)
- # Chugai Lilly Clinical Research Co., Ltd. (Clinical development)
- * Hiroshima Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
- * Tohoku Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
- * Takaoka Chugai Pharmaceutical Co., Ltd. (Contract production of health tonics)
- * Koei Pharma Co., Ltd. (Pharmacy)
- * Chugai Diagnostics Science Co., Ltd. (Research and sales of diagnostics)

< Overseas >

- * Chugai Pharma U.S.A., Inc. (Holding company / Business administration in the US)
- * Gen-Probe Incorporated (Research, production and sales of diagnostics in the US)
- * Chugai Biopharmaceuticals, Inc. (Research and development in the US)
- * Chugai Pharma Europe Ltd. (Holding company / Business administration, clinical development and submission of applications for new drugs in the EU)
- * Chugai Pharma U.K. Ltd. (Sales of pharmaceuticals in the UK)
- * Chugai Pharma Marketing Ltd. (Sales administration / Sales of pharmaceuticals in the EU)
- * Chugai Pharma France S.A.S. (Sales promotion in France)
- + Chugai-Aventis S.N.C. (Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in the EU)
- * Chugai Pharma Taiwan Ltd. (Sales of pharmaceuticals in Taiwan)
- * Shanghai Chugai Pharma Co., Ltd. (Business promotion in China)
- # C&C Research Laboratories (Research in Korea)

OTHER SEGMENT

- * Eiko Kasei Co., Ltd. (Production and sales of agrochemicals and insecticides)
- * Chugai Transportation Co., Ltd. (Transportation)
- * Chugai Business Support Co., Ltd. (Administrative support service)
- * Gotemba Chugai Service Co., Ltd. (Security service)
- * Chugai Distribution Co., Ltd. (Storage and transportation)
- * Medical Culture Inc. (Publishing and printing)
- * Chugai Shoji Co., Ltd. (Security service)

*	Consolidated subsidiaries
+	Affiliated companies not accounted for by the equity method
#	Affiliated companies not accounted for by the equity method

Note 1. None of subsidiaries' and affiliates' stock is listed.

Management Principles and Goals

1. Basic Management Principles

Chugai has specified four fundamental operating principles—social commitment, personal fulfillment, economic soundness, and global outlook—and its corporate management goal involves harmoniously developing its business based on those principles. As a group with operations related to health care, the Chugai Group believes it is making an important contribution to society. By consistently displaying trustworthiness and dependability in its activities, Chugai aims to encourage society to trust and prefer the Company and its products and services. Chugai believes this approach will support sustained and sound corporate development over the long term.

2. Basic Profit Distribution Principles

Chugai's basic profit distribution policy has the fundamental goal of paying dividends in line with performance. The policy also emphasizes strengthening the Company's financial position in preparation for future expansion and raising or maintaining stable dividend levels. Chugai is using its internal reserves to fund capital investment with such objectives as augmenting domestic and overseas R&D activities and manufacturing new products.

3. Medium-Term Strategy

Chugai's "The Company in 2010" long-term vision centers on the goal of being "a global enterprise that contributes to better medical care and human health throughout the world." The Company has implemented concrete strategic measures to realize its long-term vision through the V's plans, which were begun in April 1995. Following efforts focused primarily on structural reform during the three years of the V's I Plan, Chugai shifted the emphasis to structural strengthening during its three-year V's II Plan, which was initiated in April 1998. The Company has thus proceeded with various efforts to establish a corporate base that will enable it to overcome challenges stemming from global competition.

As the first V's plan to be started during the 21st century, the plan Chugai began implementing in April 2001 is called V's 21. This plan reevaluates the consistent strategies and actions previously implemented in light of the dramatic changes seen in the Company's operating environment. During the period of V's 21—considered a "new paradigm creation period"—the Company plans to create a new Chugai business model that will enable it to attain its targets.

During this period, to promote its development into a global, value-creating corporate group, the Chugai Group will continue to position its prescription pharmaceuticals operations as its core business and to concentrate management resources in that field. In this way, the Group aims to establish itself as a developer of genome-based drugs and an "advanced biotechnology enterprise that attracts worldwide attention due to its innovation in specified drug development fields." Specifically, the Company is working to increase and sustain the rate of sales growth for such principal products as *Epogin* (epoetin beta), a recombinant human erythropoietin for treating anemia associated with chronic renal failure, and *Granocyte*, a recombinant human granulocyte-colony stimulating factor (rG-CSF) marketed as *Neutrogin* in Japan. It is also striving to expedite the advance to new development stages for three promising antibody product candidates as well as other product candidates, implement a new drug development strategy that makes use of progress in drug development technologies and life sciences, and strengthen R&D capabilities and marketing bases in the United States and Europe.

Chugai is striving to increase the independence of operations in the nonprescription field, which includes such products as over-the-counter drugs and nutritional supplement drinks. To allow for the autonomous management of its nonprescription operations, the Company will reposition those operations as an internal company and revise its related business models. In particular, the Company's nonprescription product brand strategy is undergoing a thorough reevaluation.

Regarding diagnostics, Chugai has a U.S.-based subsidiary and a domestic subsidiary that have management autonomy. Based on a strategy of effectively unifying the two subsidiaries' operations, Chugai is aiming to be the world leader with respect to diagnostics that utilize genetic amplification technologies.

As a result of these strategies, Chugai is further clarifying the core-competence positions of its capabilities for the creation of such unique drugs as antibody drugs and endocrine drugs as well as its capabilities related to genetic amplification diagnostics technologies. The strategies are aimed at making the Company a global enterprise renowned for its biotechnologies and DNA-related expertise.

4. Future Tasks

The following four types of tasks are receiving special emphasis by Group management.

(1) Corporate Governance Tasks

With the goals of strengthening the functionality of its Board of Directors and increasing the speed of its decision-making processes, Chugai has already right-sized its Board of Directors, and increased the number of outside directors and non-Japanese directors, as well as introducing an executive officer system that clarifies the nature of operational implementation roles and responsibilities. The Company is proceeding with additional measures to strengthen supervisory functions, delegate authority to expedite decisions related to business management, and promote greater management transparency and accountability.

Since the May 1998 drafting of the Chugai Business Conduct Guidelines, visits to the Company's facilities by top managers and other methods have been used to educate staff on the guidelines as well as the need for each employee to act in strict conformance with relevant laws and rules. In the future, the Company plans to continue organizing systems for the regular monitoring and supervision of management quality as well as risk management systems. As part of its response to problems with the global environment, Chugai has obtained ISO 14001 certification for the environmental management systems of its four principal factories and also issued an environmental report. I intends to continue strengthening and promoting the operations of its environmental management systems.

(2) Personnel Resource Tasks

As Chugai Group management has become borderless, the Company is working to expeditiously hire and educate highly capable specialists and managers that have global perspectives. Employees are now to be evaluated, remunerated, and posted based on objective performance appraisals. In these and other ways, the Company is striving to create a corporate culture that encourages a love of challenge and reform. In April 2002, the Company plans to introduce a new personnel system that centers on the concept of setting remuneration levels based on employee performance.

(3) Information Resource Tasks

Chugai plans to further increase its efforts to ensure the timely and appropriate disclosure of corporate information to stakeholders. In particular, the Company is emphasizing the provision of easily understood information, the effective use of IT, and the strengthening of investor relations systems. As it rebuilds the Group information infrastructure to support rapid and accurate decision making, the Company is seeking to boost productivity throughout all research, development, production, and marketing operations through the creation and promotion of a knowledge management system that encourages the increased sharing of data, information, and knowledge.

(4) Financial Resource Tasks

Chugai will continue working to strengthen its asset-liability management system, with due consideration of its goals of comprehensively managing financial resources throughout the whole Group and slimming down its balance sheet. The Company will also proceed with structural reforms to its operations. In particular, resources are to be progressively shifted toward core businesses and high-value-added operations, and other operations, including administrative operations, are to be consolidated.

Now and in the future, the Company will endeavor to increase the value of the entire Chugai Group, while further stepping up its efforts to maintain high levels of legal conformance and corporate ethics based on due consideration to the societal responsibilities demanded of pharmaceutical companies.

Financial Review

1. Business Overview

(1) Sales Results

During the interim period, Japan's pharmaceuticals industry once again encountered a harsh environment amid intensifying market competition.

Under these conditions, Chugai worked to speed up its product development and progress with strategic partnerships. Concurrently, the Company made efforts to cultivate its products in domestic and overseas markets and implemented scientific promotion campaigns based on sound ethical and scientific principles that facilitate appropriate drug use and earn the trust of customers. As a result of these measures, the Company's net sales increased 6.2%, or ¥6,341 million, from the previous interim period, to ¥108,221 million.

In the domestic and export sales of prescription pharmaceuticals, sales of the mainstay *Epogin* (epoetin beta), a recombinant human erythropoietin, were brisk and outpaced growth in the market, supported by such factors as the launch of *Epogin S* in sterile prefilled syringes in May 2001. In addition, *Suvenyl* (sodium hyaluronate), an agent for relieving pain associated with chronic rheumatoid arthritis that was launched in August 2000, and *Oxarol* (maxacalcitol), an agent for treating secondary hyperparathyroidism that was launched in September 2000, steadily penetrated their respective markets and contributed to the increase in sales. The strong performances by these drugs compensated for ceased sales of *Taxotere* (docetaxel), an agent for treating malignant tumors, for which sales were transferred at the end of March 2001, and lower sales of *Rythmodan* (disopyramide), an antiarrhythmic agent. Thus, total net sales of prescription pharmaceuticals advanced 6.6% from the previous period, to ¥83,466 million.

Sales of nonprescription pharmaceuticals decreased 9.6% from the previous interim period, to ¥8,747 million. This decline reflected a sharp downturn in sales of the *Guronsan* line and other nutritional supplement drinks amid an ongoing slump in personal consumption.

Sales of diagnostics advanced 26.1% from the previous interim period, to ¥8,461 million, thanks to such factors as robust sales of diagnostics for sexually transmitted disease by Chugai's U.S.-based subsidiary, Gen-Probe Incorporated.

As a result, total interim sales of Chugai's pharmaceuticals segment increased 6.2% from the corresponding period in the previous fiscal year, to ¥100,995 million.

In other operations, growth in sales of Mizu de Hajimeru Varsan, a new type of *Varsan* smoke-type fumigator product that uses water to begin with, which was introduced in March 2001, contributed to higher sales of the *Varsan* line of home-use insecticides. Nevertheless, the increase from the previous interim period was small, mirroring poor market conditions. Additional factors underpinning sales in other operations included higher sales of medical equipment and agrochemical products, and the sales of other operations amounted ¥7,226 million, increasing 6.4% from the previous interim period. In January 2002, Chugai will transfer marketing rights to certain of its medical equipment products and plans to withdraw completely from the field of medical equipment by the end of March 2002.

Overseas sales, including exports, advanced 19.4% from the previous interim period, to ¥13,348 million, and accounted for 12.3% of the Company's total net sales.

(2) Financial Results

At the profit level, despite an increase in revenues owing to favorable performances in prescription drugs, higher expenses for retirement benefit accompanying the introduction of the accounting standards for employees' retirement benefits, along with vigorous investments in R&D, resulted in a 3.0% decline in operating income from the previous interim period, to ¥16,425 million. Recurring profit grew 10.2%, to ¥18,846 million.

As an extraordinary loss, the Company recorded a ¥2,403 million reduction in the value of securities as a write-down of investment securities, in accordance with the introduction of the accounting standards for financial instruments in previous year.

As a result, net income for the interim period amounted to ¥9,141 million, a decline of 11.4% from the previous interim period.

Principal consolidated and non-consolidated performance figures and the ratios between those figures are as follows:

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	97.0	108.2	1.12
Operating Income	15.9	16.4	1.03
Recurring Profit	18.1	18.8	1.04
Net Income	8.8	9.1	1.04

The Company announced a cash dividend for the end of the interim term of ¥8.00 per share.

(3) Financial Position

At the balance sheet date, total assets amounted to ¥348,609 million, up ¥8,435 million from the end of the previous period. Investment securities were restated at their fair market value at the end of the interim period, and the resulting ¥3,047 million in valuation gain was directly included in shareholders' equity. Net working capital (current assets less current liabilities) amounted to ¥115,104 million, and the liquidity ratio was 273%, indicating a continued sound financial position for the Company.

Reflecting the aforementioned unrealized valuation gain on securities, total shareholders' equity expanded ¥6,000 million from the previous fiscal year-end, to ¥196,256 million. The equity ratio was 56.3%, down from 55.9% at the previous fiscal year-end.

(4) Cash Flows

Net cash provided by operating activities increased ¥12,370 million from the previous interim period, to ¥15,783 million.

Net cash used in investing activities increased ¥5,454 million from the previous interim period, to ¥7,983 million, as ¥5,049 million in cash was used to fund the acquisition of fixed assets, including capital investments that were primarily used for the installation of new manufacturing facilities and the renewal of such facilities.

With regard to cash used in financing activities, cash dividends paid to shareholders of parent company increased, however, the Company recorded no cash outflow due to the redemption of a U.S. dollar-denominated issue of bonds with warrants for this interim fiscal period. As a result, these helped reduce total net cash outflow due to financing activities by ¥862 million from the previous interim period, to ¥2,807 million.

Thus, cash and cash equivalents at the end of the period totaled ¥62,487 million, a rise ¥5,325 million from the end of previous fiscal year.

(5) R&D Activities

Regarding R&D activities in its pharmaceuticals business during the interim period, in April 2001 Phase II clinical testing was begun for MRA, a humanized anti-IL-6 receptor monoclonal antibody (mAb) for treating chronic rheumatoid arthritis that was created using the Company's antibody engineering technologies. In June, Phase I clinical testing was begun for (1-34) CHS13340, a recombinant human parathyroid hormone introduced from Suntory Ltd. as a treatment for osteoporosis. Also during the period, OCT (maxacalcitol), a vitamin D derivative, received approval for the indication of psoriasis. This product has been sold since October 2001 by Maruho Co., Ltd., as *Oxarol* ointment. In Japan we have submitted and are waiting for approval of NDAs for four drugs, including one for CGS20267 (letrozole), an aromatase inhibitor for the treatment of breast cancer in postmenopausal women.

Turning to overseas R&D activities, in the United States, through a U.S.-based subsidiary, Chugai Biopharmaceuticals, Inc. (CBI), in February 2001, Phase I clinical testing was commenced for CAL, a humanized monoclonal antibody (mAb) to parathyroid hormone-related protein (PTHrP) that is expected to be used for such indications as hypercalcemia of malignancy and cachexia. In October 2001, CBI began Phase I clinical testing of BO653, an antioxidant that is expected to be used for such indications as preventing post-PTCA restenosis. Phase II development of GM-611, a motilin agonist for treating gastroparesis and other conditions, is on hold reflecting the experiment results it had on animals. In Europe, through Chugai Pharma Europe, in April 2001 Phase II testing of MRA, a humanized anti-IL-6 receptor monoclonal antibody (mAb) for expected indications such as chronic rheumatoid arthritis, was commenced in 13 European countries. Also, Phase I clinical testing was begun for AHM, a humanized monoclonal antibody (mAb) that targets the HM1.24 antigen and is expected to be used for such indications as multiple myeloma.

In the United States, Gen-Probe Incorporated submitted an application to the U.S. Food and Drug Administration for the approval of an HIV-1/HCV assay for blood screening. That application was accepted in March 2001 and is waiting for approval. As of the previous fiscal period, the kit had been approved in such countries as France, Spain, and Australia. During the interim period, the kit was also approved in Switzerland, bringing the total number of countries that has approved the kit to ten.

R&D expenses for the interim period amounted to ¥22,189 million, up 10.9% from the previous interim period.

2. Forecast for the Year Ending March 31, 2002

With market competition expected to remain harsh, Chugai expects that increased revenues from an introduction of new formulations for principal pharmaceuticals, along with steady sales of two new products launched in the previous period, will compensate for a decline in revenues in the nonprescription internal company during the first half of the fiscal year, and enable the Company to sustain steady growth in non-consolidated sales in accordance with initial projections. Chugai also anticipates the diagnostics business of Gen-Probe Incorporated can achieve initially projected sales levels. The projected yen-dollar rate of exchange is US$1.00=¥110.

With regard to expenses, although Chugai will continue striving to increase cost efficiency, it anticipates that expenses will grow due to an increase in the burden of personnel expenses accompanying the introduction of the accounting methods for retirement benefits and a rise in R&D expenses in line with its emphasis on new drug development in strategic fields.

As a result of the preceding factors, Chugai expects that operating income, recurring profit and net income will be the same as originally projected.

(Billions of yen)

	Non-consolidated				Consolidated			
		Growth				Growth		
Net Sales	190.0	Up	8.7	4.8%	211.0	Up	7.9	3.9%
Operating Income	29.5	Down	0.0	(0.2)%	30.0	Down	0.2	(0.8)%
Recurring Profit	29.0	Up	0.4	1.7%	30.5	Up	1.4	5.0%
Net Income	16.0	Down	0.1	(1.2)%	17.0	Up	1.5	9.7%

Note: The projections above are the Company's projections based on information currently available. As the projections include potential risks and uncertainties, actual performance and results may differ from the projections above.

Summary of Orders, Production, and Sales

1. Mainstay Products by Product Applications

Business Segments	Product Application	In-house products	Purchased products
Pharmaceutical	Central Nervous System	Carfenil	Amoban, Laughing gas, Menamin Alpen
	Cardiovascular, Respiratory	Sigmart, Preran, Digosin, Resplen	Rythmodan, Acetanol
	Gastrointestinal	Ulcerlmin, Alumigel, New Chugai Ichoyaku	Chugai Geridome (paregoric)
	Hormone, Vitamin, Tonic	Alfarol, Oxarol, Propazyl, Rojelly Gold Oral Liquid	Mercazole, Pydoxal
	Hematologic Agents	Epogin, Neutrogin	—
	Metabolic	Monilac, New Guromont, Guronsan Strong Oral Liquid, Guronsan Oral Liquid, Guronsan A, New Guromont Alfa	Suvenyl, Glyceol, New Guromont Gold, Guronsan Plus
	Anticancer, Chemotherapeutic	Picibanil, Glucaron	—
	Antibiotic	Keiten, Cefotax	—
	Diagnostic	Diagnostic DNA Probe Series, Filstatア- Sm	Hyaluronic Acid Plate "Chugai"
	Other	Topicain	Benambax, Zenol (anti-inflammatory analgesic), Pair Acne Cream
Other	Pest Control	Varsan (insecticidal fumigators)	—
	Other	—	Ceratite, Neofix

2. Production

(1)Production volume by product application

(Millions of Yen)

Business Segments	Product Application	First Half of FY 2002 (Apr. 1, 2001 - Sept. 30, 2001)	Change (Compared to the First Half of FY 2001)	FY 2001 (Apr. 1, 2000– Mar. 31, 2001)
Pharmaceutical	Central Nervous System	245	- 11.8 %	441
	Cardiovascular, Respiratory	8,557	- 36.6	26,028
	Gastrointestinal	3,861	- 8.3	8,032
	Hormone, Vitamin, Tonic	16,161	+ 19.6	25,301
	Hematologic Agents	35,176	- 11.5	82,266
	Metabolic	7,532	- 13.2	16,797
	Anticancer, Chemotherapeutic	661	- 0.3	1,570
	Antibiotic	1,092	- 11.3	3,219
	Diagnostic	6,805	- 11.9	14,588
	Other	138	- 15.6	294
	(Subtotal)	(80,232)	(- 10.6)	(178,541)
Other	Pest Control	2,049	+ 48.2	3,021
	Other	844	- 5.4	3,174
	(Subtotal)	(2,894)	(+ 27.2)	(6,195)
	Total	83,126	- 9.6	184,737

Note: Amounts are computed based on expected sales price net of consumption tax.

(2)Purchase volume by product application

(Millions of Yen)

Business Segments	Product Application	First Half of FY 2002 (Apr. 1, 2001 - Sept. 30, 2001)	Change (Compared to the First Half of FY 2001)	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)
Pharmaceutical	Central Nervous System	2,229	+ 40.0 %	3,582
	Cardiovascular, Respiratory	4,708	+ 26.6	7,575
	Gastrointestinal	57	+ 1.1	108
	Metabolic	2,833	+ 115.4	3,493
	Anticancer, Chemotherapeutic	-	-	1,261
	Diagnostic	132	+ 63.1	210
	Other	700	- 5.5	1,507
	(Subtotal)	(10,661)	(+ 29.0)	(17,738)
Other	Other	314	+ 47.9	503
	(Subtotal)	(314)	(+ 47.9)	(503)
	Total	11,975	+ 29.5	18,241

Note: Amounts are reported based on purchase price net of consumption tax.

3. Orders

All of the Chugai Group's production are based on sales forecast, not on orders.

4. Sales by Product Application

(Millions of Yen)

Business Segments	Product Application	First Half of FY 2002 (Apr. 1, 2001 - Sept. 30, 2001)	Change (Compared to the First Half of FY 2001)	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)
Pharmaceutical	Central Nervous System	2,849	- 5.3 %	6,030
	Cardiovascular, Respiratory	15,661	- 3.5	31,224
	Gastrointestinal	3,468	- 1.8	7,348
	Hormone, Vitamin, Tonic	13,620	+ 20.9	23,545
	Hematologic Agents	40,713	+ 8.6	74,026
	Metabolic	11,497	+ 9.7	20,551
	Anticancer, Chemotherapeutic	571	- 76.7	4,747
	Antibiotic	1,483	- 11.6	3,209
	Diagnostic	8,461	+ 26.1	15,047
	Other	2,667	+ 19.3	4,969
	(Subtotal)	(100,995)	(+ 6.2)	(190,701)
Other	Pest Control	5,633	+ 7.4	7,802
	Other	1,592	+ 3.3	4,500
	(Subtotal)	(7,226)	(+ 6.4)	(12,303)
	Total	108,221	+ 6.2	203,005

Note: Amounts are reported net of consumption tax.

Interim Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
Assets			%			%			%
I Current assets:									
Cash and deposits		24,035			13,936			30,310	
Trade notes and accounts receivables		71,972			70,405			68,503	
Marketable securities		27,878			58,689			31,841	
Mortgage securities		3,000			-			-	
Inventories		24,077			27,410			25,946	
Deferred tax assets		5,706			6,340			5,615	
Other		3,852			5,165			5,174	
Reserve for doubtful accounts		(363)			(266)			(341)	
Total current assets		160,159	47.2		181,682	52.1		167,050	49.1
II Fixed assets:									
Tangible fixed assets:									
Buildings and structures	81,767			83,346			82,778		
Accumulated depreciation	38,720	43,046		42,155	41,191		40,282	42,495	
Machinery and vehicles	56,244			56,772			55,425		
Accumulated depreciation	41,919	14,325		43,498	13,273		41,412	14,012	
Furniture and fixtures	31,927			33,358			32,619		
Accumulated depreciation	24,655	7,272		26,603	6,755		25,627	6,991	
Land		12,561			12,735			12,645	
Construction in progress		2,235			3,853			1,651	
Total tangible fixed assets		79,441			77,809			77,797	
Intangible fixed assets:									
Excess of cost over net assets acquired of subsidiaries		6,180			6,332			6,253	
Other		4,263			4,719			4,492	
Total intangible fixed assets		10,443			11,052			10,745	
Investments and other assets:									
Investment securities		58,288			46,615			54,084	
Long-term loans		1,583			1,316			1,475	
Deferred tax assets		8,272			11,803			9,935	
Other		21,405			18,662			19,368	
Reserve for doubtful accounts		(317)			(331)			(283)	
Total investments and other assets		89,232			78,065			84,580	
Total fixed assets		179,116	52.8		166,927	47.9		173,124	50.9
Total assets		339,276	100.0		348,609	100.0		340,174	100.0

(Millions of Yen)

Accounts	As of September 30, 2000	%	As of September 30, 2001	%	As of March 31, 2001	%
Liabilities		%		%		%
I Current liabilities:						
Trade notes and accounts payable	9,489		11,607		10,690	
Short-term borrowings	4,254		4,005		4,123	
Convertible bonds due within one year	-		9,906		-	
Other payables	8,253		9,581		8,181	
Accrued income taxes	11,982		7,709		10,797	
Deferred tax liabilities	-		2		10	
Accrued consumption tax	1,677		1,174		1,612	
Accrued expenses	11,513		13,389		10,880	
Reserve for bonuses to employees	6,321		6,519		6,578	
Reserve for sales returns	323		322		311	
Reserve for sales rebates	1,026		845		986	
Other	950		1,513		1,514	
Total current liabilities	55,793	16.4	66,578	19.1	55,687	16.4
II Fixed liabilities						
Convertible bonds	64,808		54,901		64,807	
Long-term debt	1,402		1,317		1,472	
Deferred tax liabilities	562		24		36	
Reserve for employees' retirement benefits	25,334		25,623		23,644	
Reserve for officers' retirement benefits	473		456		511	
Other	1,599		2,436		2,768	
Total fixed liabilities	94,181	27.8	84,759	24.3	93,239	27.4
Total liabilities	149,974	44.2	151,338	43.4	148,927	43.8
Minority interests						
Minority interests	919	0.3	1,015	0.3	990	0.3
Shareholders' equity						
I Common stock	23,993	7.1	23,993	6.9	23,993	7.1
II Additional paid-in capital	35,139	10.3	35,139	10.1	35,139	10.3
III Retained earnings	123,577	36.4	133,819	38.4	127,134	37.4
IV Net unrealized gain on securities	8,526	2.5	3,047	0.8	5,211	1.5
V Translation adjustments	(2,843)	(0.8)	260	0.1	(1,219)	(0.4)
	188,392	55.5	196,260	56.3	190,260	55.9
VI Treasury stock, at cost	(10)	(0.0)	(4)	(0.0)	(3)	(0.0)
Total shareholders' equity	188,382	55.5	196,256	56.3	190,256	55.9
Total liabilities, minority interests and shareholders' equity	339,276	100.0	348,609	100.0	340,174	100.0

Interim Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2001 (Apr. 1, 2000 – Sep. 30, 2000)			First Half of FY 2002 (Apr. 1, 2001 – Sep. 30, 2001)			FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)		
			%			%			%
I Net sales		101,880	100.0		108,221	100.0		203,005	100.0
II Cost of sales:		30,231	29.7		32,488	30.0		62,029	30.6
Gross profit		71,649	70.3		75,733	70.0		140,975	69.4
Reserve for sales returns		29	0.0		10	0.0		17	0.0
Net gross profit		71,620	70.3		75,722	70.0		140,958	69.4
III Selling, general and administrative expenses:		54,694	53.7		59,296	54.8		110,715	54.5
Operating income		16,925	16.6		16,425	15.2		30,242	14.9
IV Non-operating income:									
Interest income	345			267			765		
Dividend income	179			140			334		
Equity in earnings of affiliated companies	370			477			731		
Life insurance dividends received	20			28			590		
Other	569	1,485	1.4	3,010	3,924	3.6	965	3,387	1.7
V Non-operating expenses:									
Interest expense	469			494			974		
Loss on disposal of fixed assets	127			300			862		
Unrealized loss on revaluation of investment securities	55			-			92		
Reserve for doubtful accounts	-			61			219		
Other	652	1,304	1.2	646	1,503	1.4	2,442	4,591	2.3
Recurring profit		17,106	16.8		18,846	17.4		29,039	14.3
VI Extraordinary gain:									
Compensation for early termination of a contract	8,400	8,400	8.2	-	-	-	8,400	8,400	4.1
VII Extraordinary loss:									
Amortization of unfunded retirement benefit obligation	6,126			-			6,126		
Loss on adjustment of previous-term profit due to change of accounting standards of an overseas subsidiary	-			-			1,973		
Valuation loss of investment securities	-	6,126	6.0	2,403	2,403	2.2	-	8,099	3.9
Income before income taxes and minority interests		19,380	19.0		16,442	15.2		29,339	14.5
Income taxes:									
Current	12,353			8,295			16,815		
Deferred	(3,311)	9,042	8.9	(1,023)	7,272	6.7	(3,071)	13,744	6.9
Minority interests		24	0.0		28	0.1		95	0.0
Net Income		10,313	10.1		9,141	8.4		15,500	7.6

Interim Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	First Half of FY 2001 (Apr. 1, 2000 – Sep. 30, 2000)		First Half of FY 2002 (Apr. 1, 2001 – Sep. 30, 2001)		FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)	
I Retained earnings at beginning of year		115,117		127,134		115,117
II Increase in retained earnings:						
Cumulative effect of revaluation of securities of overseas subsidiaries	-		-		2	
Cumulative effect of foreign currency translation of accounts of overseas subsidiaries	-		-		22	
Gain on foreign currency translation of overseas subsidiaries	23	23	-	-	-	24
III Decrease in retained earnings:						
Net unrealized loss on investment securities of overseas subsidiaries	7		-		-	
Dividends paid	1,806		2,393		3,444	
Bonuses to directors and corporate auditors	63	1,877	63	2,456	63	3,507
(Bonuses to corporate auditors)	(6)		(2)		(6)	
IV Net income		10,313		9,141		15,500
V Retained earnings at end of year		123,577		133,819		127,134

Interim Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	First Half of FY 2001 (Apr. 1, 2000 - Sep. 30, 2000)	First Half of FY 2002 (Apr. 1, 2001 - Sep. 30, 2001)	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)
I Cash flows from operating activities			
Income before income taxes and minority interests	19,380	16,442	29,339
Depreciation and amortization	6,886	6,168	14,407
Compensation for early termination of contract	(8,400)	-	(8,400)
Increase (decrease) in reserve for employees' retirement benefits	(64)	1,978	(1,754)
Interest and dividend income	(525)	(408)	(1,099)
Interest expense	469	494	974
Equity in earnings of affiliated companies	(370)	(477)	(731)
Loss on disposal of fixed assets	127	300	862
Loss on sales and revaluation of investment securities	60	2,423	96
Decrease in notes and accounts receivable	(6,239)	(1,759)	(2,628)
Increase in inventories	(952)	(1,336)	(2,750)
Increase (decrease) in notes and accounts payable	(1,636)	834	(497)
(Decrease) increase in accrued consumption tax	137	(438)	73
Other	(257)	2,963	963
Subtotal	8,614	27,186	28,854
Interest and dividends received	534	443	1,082
Interest paid	(550)	(453)	(1,057)
Income taxes paid	(5,185)	(11,393)	(10,878)
Net cash provided by operating activities	3,413	15,783	18,000
II Cash flows from investing activities			
Payments for purchases of marketable securities	(5,364)	(6,601)	(15,160)
Proceeds from sales of marketable securities	3,940	1,525	11,623
Net decrease in mortgage securities	4,500	-	7,500
Payments for purchases of investment securities	(5,520)	(6,754)	(13,760)
Proceeds from sales of investment securities	5,805	8,557	12,526
Payments for purchases of fixed assets	(5,972)	(5,049)	(10,606)
Proceeds from sales of fixed assets	-	84	26
Net decrease in short-term loans	12	75	12
Net decrease in long-term loans	68	180	146
Additional acquisition of shares of consolidated subsidiaries	-	(1)	-
Net cash (used in) provided by investing activities	(2,529)	(7,983)	(7,692)
III Cash flows from financing activities			
Net decrease in short-term bank loans	(60)	(120)	(210)
Net decrease in long-term debt	(38)	(291)	(83)
Redemption of bonds	(4,565)	-	(4,565)
Proceeds from issuance of stock	2,787	-	2,787
Redemption of treasury stock	15	(0)	22
Cash dividends paid to shareholders of parent company	(1,806)	(2,393)	(3,444)
Cash dividends paid to minority shareholders	(2)	(2)	(2)
Net cash used in financing activities	(3,669)	(2,807)	(5,495)
IV Effect of exchange rate changes on cash and cash equivalents	67	333	512
V Net increase (decrease) in cash and cash equivalents	(2,717)	5,325	5,325
VI Cash and cash equivalents at beginning of year	51,836	57,161	51,836
VII Cash and cash equivalents at end of year	49,118	62,487	57,161

Basis of Preparing Interim Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 23 companies

Major subsidiaries <Domestic>
Eiko Kasei Co., Ltd., Chugai Diagnostics Science Co., Ltd.
<Overseas>
Gen Probe Incorporated, Chugai Pharma U.S.A., Inc., Chugai Pharma Marketing Ltd.

Chugai Pharma France S.A.S. has been established and newly included into consolidation from the fiscal period ended September 30, 2001.

(2) Non-consolidated subsidiaries

Chugai-Aventis S.N.C., a subsidiary of Chugai Pharma Marketing Ltd., was not consolidated because it has been accounted for by the equity method in conformity with the accounting standards of the U.K.

2. Application of Equity Method

(1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: 1

Non-consolidated subsidiary accounted for by the equity method: Chugai-Aventis S.N.C.

(2) Companies to which the equity method has not been applied

Affiliates: Chugai Lilly Clinical Research Co., Ltd. and C&C Research Laboratories

Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of Chugai Pharmaceutical Co., Ltd. (hereinafter "the Company") were immaterial.

(3) Non-consolidated subsidiary accounted for by the equity method ends its fiscal year on December 31; however, reconciliation will be made when necessary.

3. Treatment for the Difference in Fiscal Period

Nine foreign subsidiaries have been consolidated on the basis of their fiscal period ended September 30, which differs from that of the Company; however, the effect of the difference in fiscal periods was immaterial. Reconciliation will be made when necessary.

4. Significant Accounting Policies

(1) Basis and method for valuation of significant assets

a. Financial assets

- Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.

b. Inventories

- Inventories other than work in process are stated at cost determined principally by the average method.
- Work in process is stated at cost determined principally by the first-in, first-out method.

(2) Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

(3) Accounting for important reserves

a. Reserve for doubtful accounts

In order to prepare for losses of bad credits such as account recievables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for genaral credits, and is provided for at amount that is estimated indivisualy considering these posibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financail instruments.

b. Reserve for bonuses to employees

The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal periods.

c. Reserve for sales returns

The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal periods, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.

d. Reserve for sales rebates

The reserve for sales rebates is computed by multiplying the balance of account recievables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.

e. Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance-sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.

f. Reserve for officers' retirement benefits

The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

(4) Foreign currency translation

The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.

(5) Accounting for lease transactions

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

The foreign subsidiaries' accounting treatment of fixed assets including lease transactions is accounted for in accordance with their countries' accounting standards.

(6) Other

Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax. Temporary payments and receipts of consumption tax are eliminated and recorded as accrued consumption tax.

5. Basis of Evaluation of Consolidated Subsidiaries

Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is remeasured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.

6. Excess of Costs Over Net Assets of Acquired Subsidiaries

The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.

However, ¥6,332 million of the remaining balance at September 30, 2001 of the excess of over the net assets cost of acquired subsidiaries purchased prior to March 31, 1999 is being amortized over 40 years.

7. Appropriations of Retained Earnings

The accompanying consolidated statements of retained earnings have been prepared based on the appropriations approved by shareholders through the end of the fiscal period.

8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

All highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.

Additional Information

Application of SAB 101 to U.S. Subsidiary

The U.S.-based consolidated subsidiary, Gen-Probe Incorporated had previously recognized the up-front license fee payment from other companies under the collaboration research agreement as revenue. The payment is non-refundable and not contingent upon anything except signing the collaboration agreement. Upon the announcement of the U.S. Securities and Exchange Commission's SAB 101 "Revenue Recognition," however, Gen-probe Incorporated changed the revenue recognition method mentioned above to the method of recognizing revenue over the period of the collaboration agreement. Moreover, this change has been applied retroactively to previous fiscal years. As a result of this change, deferred revenue of ¥1,973 million was adjusted and represented as loss on adjustment to prior years' income in consolidated statements of income for the year ended March 31, 2000.

This change in accounting standard was made in fourth quarter of fiscal year 2000 of Gen-Probe Incorporated, the Company has not restated figures for the first half ended September 30, 2000. If the Company had introduced the accounting standard mentioned above for the first half ended September 30, 2000, the effect of this change had been to increase the sales and recurring profit by ¥249 million, and to decrease the income before income taxes and minority interests by ¥1,723 million for the first half ended September 30, 2000.

Notes

1. Notes to the Consolidated Balance Sheets

(1) Contingent liabilities:

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
Guarantees of loans of employees	¥17 million	**¥7 million**	¥40 million

(2) Notes receivable discounted:

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
Discounted notes receivable for exports	-	**¥99 million**	-
Discounted U.S. dollar-denominated notes receivable for exports	-	**¥91 million ($767 thousand)**	-

2. Notes to the Consolidated Income of Statements

	First half ended September 30, 2000	**First half ended September 30, 2001**	Year ended March 31, 2001
Significant components of SG&A expenses:			
Depreciation	¥736 million	**¥571 million**	¥1,523 million
Reserve for doubtful accounts	265	**8**	-
Reserve for bonuses to employees	3,889	**3,931**	3,991
Reserve for employees' retirement benefits	1,405	**2,184**	2,822
Reserve for officers' retirement benefits	35	**34**	73
Payroll expenses	7,739	**8,931**	18,550
Selling expenses	5,239	**5,646**	10,825
R&D expenses	20,007	**22,189**	41,188

3. Notes to the Consolidated Statements of Cash Flows

Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
Cash and deposits	¥24,035 million	**¥13,936 million**	¥30,310 million
MMF and short-term investment trust maturing within 3 months	25,082	**48,550**	26,850
Cash and Cash Equivalents	¥49,118 million	**¥62,487 million**	¥57,161 million

4. Lease Transactions

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	As of September 30, 2000		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥53 million	¥23 million	¥29 million
Furniture and fixtures	2,073	1,271	801
Total	¥2,126 million	¥1,295 million	¥831 million

	As of September 30, 2001		
	Acquisition cost	**Accumulated depreciation**	**Net balance**
Vehicle	**¥52 million**	**¥32 million**	**¥20 million**
Furniture and fixtures	**1,955**	**1,229**	**725**
Total	**¥2,008 million**	**¥1,261 million**	**¥746 million**

	As of March 31, 2001		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥53 million	¥29 million	¥23 million
Furniture and fixtures	2,097	1,297	800
Total	¥2,150 million	¥1,326 million	¥824 million

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
Due within one year	¥411 million	**¥343 million**	¥403 million
Due over one year	420	**403**	420
Total	¥831 million	**¥746 million**	¥824 million

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	First half ended September 30, 2000	**First half ended September 30, 2001**	Year ended March 31, 2001
Lease payments	¥287 million	**¥234 million**	¥537 million
Depreciation	¥287 million	**¥234 million**	¥537 million

(4)Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

5. Fair Value of Marketable Securities and Investment Securities

As of September 30, 2000:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stock	¥13,880 million	¥28,592 million	¥14,711 million
Bonds	28,014	27,873	(141)
Other	510	515	5
Total	¥42,404 million	¥56,981 million	¥14,576 million

(3) Balance sheet amounts of securities that are not presented at market value

a. **Held-to-maturity securities:**

The Company and its consolidated subsidiaries had no held-to-maturity securities.

b. **Available-for-sale securities:**

Money market funds and other securities:	¥24,781 million
Discounted bonds:	¥997 million
Unlisted stocks, except stocks traded on the OTC market:	¥1,144 million

As of September 30, 2001:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stock	**¥11,381 million**	**¥16,641 million**	**¥5,260 million**
Bonds	**33,409**	**33,348**	**(60)**
Other	**5,002**	**5,007**	**5**
Total	**¥49,794 million**	**¥54,998 million**	**¥5,204 million**

(3) Balance sheet amounts of securities that are not presented at market value

a. **Held-to-maturity securities:**

The Company and its consolidated subsidiaries had no held-to-maturity securities.

b. **Available-for-sale securities:**

Money market funds and other securities:	**¥48,550 million**
Unlisted stocks, except stocks traded on the OTC market:	**¥1,596 million**

As of March 31, 2001:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Marketable securities classified as other securities at market value

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:			
Stock	¥8,743 million	¥19,155 million	¥10,411 million
Bonds	11,288	11,343	55
Other	172	173	0
Subtotal	¥20,203 million	¥30,671 million	¥10,467 million
Securities whose carrying value does not exceed their acquisition costs:			
Stock	¥ 5,037 million	¥ 3,530 million	¥(1,506) million
Bonds	23,013	22,945	(67)
Other	134	134	(0)
Subtotal	¥28,185 million	¥26,610 million	¥(1,574) million
Total	¥48,389 million	¥57,282 million	¥8,893 million

(4) Other securities sold during the fiscal year

There was no significant profit and loss on the sale of other securities during the fiscal year.

(5) Balance sheet amounts of securities that are not presented at market value

a. **Held-to-maturity securities:**

The Company and its consolidated subsidiaries had no held-to-maturity securities.

b. **Available-for-sale securities:**

Money market funds and other securities:	¥ 26,850 million
Unlisted stocks, except stocks traded on the OTC market:	¥1,632million

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

Other securities with maturity dates:	Within one year	Between one and five years
Central and regional government bonds, etc.	¥ - million	¥1,000 million
Corporate bonds	12,360	20,267
Total	¥12,360 million	¥21,267 million

6. Derivative Transactions

As of September 30, 2000:

There were no unrealized gains or losses on derivative transactions.

As a result of the adoption of a accounting standard for foreign currency transactions ("Opinion Concerning the Establishment of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999), derivatives transactions that represent foreign currency denominated monetary assets and liabilities, etc., were removed from the scope of disclosure.

As of September 30, 2001:

There were no unrealized gains or losses on derivative transactions.

As a result of the adoption of a accounting standard for foreign currency transactions ("Opinion Concerning the Establishment of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999), derivatives transactions that represent foreign currency denominated monetary assets and liabilities, etc., were removed from the scope of disclosure.

As of March 31, 2001:

(1) Items related to the status derivative transactions

a. Description of transactions, policy and purpose of usage financial derivatives

The Company enters the principal-and-interest of the U.S. dollar bonds with detachable warrants due 2000 into the foreign exchange forward agreement on its issuance, in order to settle cash out flow of redemption and payment for its interest in yen.

In addition, the Company utilizes such financial instruments partially for accounts such as receivable, accounts payable and accrued expenses in foreign currencies. However, the Company utilizes such derivative financial instruments for the purpose of hedging its exposure to adverse fluctuations in foreign currency exchange rates, but does not enter into transactions for speculative or trading purposes.

b. Description of risks associated with derivative transactions

The Company is exposed to credit risk in the event of nonperformance by its counterparties to derivative financial instruments, but it is believed that any such loss would not be material because the Company enters into transactions only with financial institutions with high credit ratings.

c. Risk management of the financial derivatives

Observing the company's internal rule and procedure, the Company administers risks of derivative transactions.

d. Supplementary note for "Description of market value of the financial derivatives"

The Company and consolidated subsidiaries do not utilize financial derivatives other than such foreign exchange forward agreement.

(2) Description of market value of the financial derivatives

Contract amounts, market value and unrealized gain or loss on derivative transactions

There were no unrealized gains or losses on derivative transactions.

As a result of the adoption of a accounting standard for foreign currency transactions ("Opinion Concerning the Establishment of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999), derivatives transactions that represent foreign currency denominated monetary assets and liabilities, etc., were removed from the scope of disclosure.

7. Segment Information

(1) Business Segments

For the first half of FY 2001 ended September 30, 2000 (April 1, 2000 - September 30, 2000)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales and operating income of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

For the first half of FY 2002 ended September 30, 2001 (April 1, 2001 - September 30, 2001)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales and operating income of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

For the year ended March 31, 2001 (April 1, 2000 - March 31, 2001)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales, operating income and total assets of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

(2) Geographical Segments

For the first half of FY 2001 ended September 30, 2000 (April 1, 2000 - September 30, 2000)

As net sales of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

For the first half of FY 2002 ended September 30, 2001 (April 1, 2001 - September 30, 2001)

As net sales of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

For the year ended March 31, 2001 (April 1, 2000 - March 31, 2001)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

(3) Overseas Sales

For the first half of FY 2001 ended September 30, 2000 (April 1, 2000 - September 30, 2000)

	For the first half of FY 2001 ended September 30, 2000			
	North America	Europe	Other	Total
I Overseas Sales	5,606	4,800	771	¥11,178 million
II Consolidated net sales				¥101,880 million
III Overseas sales as a percentage of consolidated net sales	5.5	4.7	0.8	11.0 %

For the first half of FY 2002 ended September 30, 2001 (April 1, 2001 - September 30, 2001)

	For the first half of FY 2002 ended September 30, 2001			
	North America	**Europe**	**Other**	**Total**
I Overseas Sales	**7,067**	**5,487**	**793**	**¥13,348 million**
II Consolidated net sales				**¥108,221 million**
III Overseas sales as a percentage of consolidated net sales	**6.5**	**5.1**	**0.7**	**12.3%**

For the year ended March 31, 2001 (April 1, 2000 - March 31, 2001)

	Year ended March, 31, 2001			
	North America	Europe	Other	Total
I Overseas Sales	12,808	9,240	1,757	¥23,806 million
II Consolidated net sales				¥203,005 million
III Overseas sales as a percentage of consolidated net sales	6.3	4.5	0.9	11.7%

Notes:

1. *Segmentation of countries and areas are based on geographical location.*
2. *Major countries and areas included in each category:*
   a. *North America: The United States of America, Canada*
   b. *Europe: The United Kingdom, France, Germany, Spain, etc.*
   c. *Other: Asia, Australia, Africa, etc.*
3. *Overseas sales include export sales of the Company and its domestic subsidiaries and sales (Other than exports to Japan of its foreign consolidated subsidiaries.)*

[TRANSLATION]

CHUGAI PHARMACEUTICAL CO., LTD.   For your well-being

02 JUL -3 AM 10:16

Brief Announcement of Interim Non-Consolidated Financial Statements

(for the six months ended September 30, 2001)

November 12, 2001

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
Contact: Mr. Nobuyoshi Ando, Director of Accounting Department Phone: (03) 3281-6611
Date of Board Meeting for Settlement of Accounts: November 12, 2001 Interim Dividends: Applicable
Date of Declaration of Interim Dividends: December 7, 2001

1. Non-Consolidated Operating Results for the First Half of FY 2002 Ended September 30, 2001

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
First half ended Sept. 30, 2001	¥97,021 million	4.5%	¥15,930 million	(3.3)%	¥18,189 million	6.7%
First half ended Sept. 30, 2000	¥92,811 million	2.7%	¥16,482 million	5.6%	¥17,055 million	10.2%
FY 2001 ended Mar. 31, 2001	¥181,223 million		¥29,546 million		¥28,505 million	

	Net Income	% change	Net Income per Share
First half ended Sept. 30, 2001	¥8,828 million	(16.3)%	¥35.04
First half ended Sept. 30, 2000	¥10,550 million	56.4%	¥42.12
FY 2001 ended Mar. 31, 2001	¥16,192 million		¥64.45

Note 1. Average number of outstanding shares: 252,000,233 shares for the first half ended September 30, 2001, and 250,477,583 shares for the first half ended September 30, 2000, and 251,236,741 shares for the year ended March 31, 2001, respectively.
2. Change in method of accounting: None
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.

(2)Dividends

	Interim Dividends per Share	Annual Dividends per Share
First half ended Sept. 30, 2001	¥8.00	—
First half ended Sept. 30, 2000	¥6.50	—
FY 2001 ended Mar. 31, 2001	—	¥16.00

(3)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of September 30, 2001	¥332,243 million	¥189,549 million	57.1%	¥752.18
As of September 30, 2000	¥327,443 million	¥184,614 million	56.4%	¥732.60
As of March 31, 2001	¥324,755 million	¥185,316 million	57.1%	¥735.38

Note: Number of shares outstanding at the end of the first half or fiscal year: 252,000,233 shares as of September 30, 2001, 251,999,247 shares as of September 30, 2000, and 252,000,233 shares as of March 31, 2001 respectively.

2. Forecast for the Year Ending March 31, 2002 (April 1, 2001 - March 31, 2002)

	Net Sales	Recurring Profit	Net Income	Annual Dividends per Share	
				Second Half	
FY 2002 ending Mar. 31, 2002	¥190,000 million	¥29,000 million	¥16,000 million	¥8.00	¥16.00

Note: Projected net income per share for the year ending March 31, 2002 is ¥63.49.

Interim Non-Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of September 30, 2000	%	As of September 30, 2001	%	As of March 31, 2001	%
Assets		%		%		%
I Current Assets:						
Cash and deposits	18,123		4,073		22,116	
Trade notes receivable	17,135		12,742		11,700	
Accounts receivable	51,625		54,245		52,790	
Marketable securities	25,511		57,826		30,529	
Inventories	21,725		25,370		23,776	
Deferred tax assets	4,889		5,645		4,905	
Other	7,527		5,909		5,856	
Allowance for doubtful receivables	(337)		(707)		(795)	
Total current assets	146,199	44.6	165,107	49.7	150,879	46.5
II Fixed Assets:						
Tangible fixed assets:						
Buildings	34,307		32,244		33,634	
Machinery and equipment	12,122		10,998		11,557	
Land	10,529		10,529		10,529	
Construction in progress	1,978		3,853		1,647	
Other	8,598		7,911		8,169	
Total tangible fixed assets	67,537		65,538		65,538	
Intangible fixed assets:	1,258		995		1,123	
Investments and other assets:						
Investment securities	57,911		46,314		53,739	
Investments in subsidiaries and affiliates	22,683		22,404		22,253	
Deferred tax assets	8,157		11,460		9,635	
Other	24,021		20,762		21,878	
Reserve for doubtful accounts	(327)		(341)		(292)	
Total investments and other assets	112,447		100,601		107,214	
Total fixed assets	181,243	55.4	167,135	50.3	173,875	53.5
Total Assets	327,443	100.0	332,243	100.0	324,755	100.0

(Millions of Yen)

Accounts	As of September 30, 2000		As of September 30, 2001		As of March 31, 2001	
Liabilities		%		%		%
I Current Liabilities:						
Notes payable	2,145		2,430		2,508	
Accounts payable	5,397		7,146		5,695	
Short-term borrowings	3,333		3,045		3,183	
Convertible bonds due within one year	-		9,906		-	
Accrued expenses	10,324		11,812		9,661	
Accrued income taxes	11,692		7,545		10,302	
Accrued consumption tax	1,616		1,081		1,550	
Reserve for bonuses to employees	6,089		6,304		6,339	
Reserve for sales returns	319		316		306	
Reserve for sales rebates	1,026		842		939	
Other	9,187		10,548		9,098	
Total current liabilities	51,132	15.6	60,979	18.3	49,587	15.3
II Fixed Liabilities:						
Convertible bonds	64,808		54,901		64,807	
Long-term debt	136		71		95	
Reserve for employees' retirement benefits	24,795		25,052		23,064	
Reserve for officers' retirement benefits	473		455		510	
Other	1,482		1,233		1,374	
Total fixed liabilities	91,696	28.0	81,713	24.6	89,852	27.6
Total liabilities	142,829	43.6	142,693	42.9	139,439	42.9
Stockholders' Equity						
I Common stock	23,993	7.3	23,993	7.3	23,993	7.4
II Additional paid-in capital	35,139	10.7	35,139	10.6	35,139	10.8
III Legal reserve	4,622	1.4	5,086	1.5	4,786	1.5
IV Retained earnings:						
Retained income	97,720		108,220		97,720	
Net income	14,697		14,109		18,538	
Total retained earnings	112,417	34.4	122,329	36.8	116,258	35.8
V Net unrealized gain on securities	8,441	2.6	3,000	0.9	5,138	1.6
Total shareholders' equity	184,614	56.4	189,549	57.1	185,316	57.1
Total Liabilities and Shareholders' Equity	327,443	100.0	332,243	100.0	324,755	100.0

Interim Non-Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2001 (Apr. 1, 2000- Sept. 30, 2000)		First Half of FY 2002 (Apr. 1, 2001 - Sept. 30, 2001)		FY 2001 (Apr. 1, 2000 -Mar. 31, 2001)	
		%		%		%
I Net sales	92,811	100.0	97,021	100.0	181,223	100.0
II Cost of sales	26,864	28.9	28,877	29.8	53,046	29.3
Gross profit	65,946	71.1	68,144	70.2	128,176	70.7
III Selling, general and administrative expenses	49,464	53.3	52,213	53.8	98,630	54.4
Operating income	16,482	17.8	15,930	16.4	29,546	16.3
IV Non-operating income	1,739	1.9	3,530	3.6	3,263	1.8
V Non-operating expenses	1,166	1.3	1,271	1.3	4,304	2.4
Recurring profit	17,055	18.4	18,189	18.7	28,505	15.7
VI Extraordinary gain	8,400	9.0	-	-	8,400	4.6
VII Extraordinary loss	6,126	6.6	2,403	2.5	7,027	3.9
Income before income taxes	19,329	20.8	15,786	16.3	29,878	16.5
Income taxes:						
Current	12,177	13.1	8,026	8.3	16,235	9.0
Deferred	(3,399)	(3.7)	(1,069)	(1.1)	(2,549)	(1.4)
Net income	10,550	11.4	8,828	9.1	16,192	8.9
Retained earnings at beginning of year	4,147		5,281		4,147	
Interim dividends	-		-		1,637	
Appropriation of retained earnings	-		-		163	
Retained earnings at end of year	14,697		14,109		18,538	

Significant accounting policies

1. Basis and method for valuation of securities

a. Financial assets

- Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
- Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.

b. Inventories

- Inventories other than work in process are presented at cost determined principally by the average method.
- Work in process is stated at cost determined principally by the first-in, first-out method.

2. Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

3. Accounting for important reserves

a. Reserve for doubtful accounts

In order to prepare for losses of bad credits such as account recievables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for genaral credits, and is provided for at amount that is estimated indivisualy considering these posibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financail instruments.

b. Reserve for bonuses to employees

The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal periods.

c. Reserve for sales returns

The reserve for s ales returns is calculated by multiplying a sales credit at the end of fiscal period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal periods, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.

d. Reserve for sales rebates

The reserve for s ales rebates is computed by multiplying the balance of account recievables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.

e. Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance-sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date.

f. Reserve for officers' retirement benefits

The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

4. Accounting for lease transactions

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

5. Other

Consumption taxes

Income and expenses are recorded at net of consumption tax. Temporary payments and receipts of consumption tax are eliminated and recorded as accrued consumption tax.

Notes

1. Notes to the Non-Consolidated Balance Sheets

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
(1) Accumulated depreciation of tangible fixed assets:	¥95,109 million	**¥98,411 million**	¥95,284 million

(2) Contingent liabilities:

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
Contingently liable as a guarantor of bank loans for a subsidiary, Gen-Probe Inc.	¥1,561 million ($14,453 thousand)	**¥1,478 million ($12,384 thousand)**	¥1,790 million ($14,448 thousand)
Guarantees of loans of employees	¥17 million	**¥7 million**	¥40 million

(3) Notes receivable discounted:

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
Discounted notes receivable for exports	-	**¥99 million**	-
Discounted U.S. dollar-denominated notes receivable for exports	-	**¥91 million ($767 thousand)**	-

(4) Increment in outstanding shares:

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
Conversion from convertible bonds:			
Number of shares converted	90,422 shares	-	91,408 shares
Amount transferred to paid-in capital	¥45,998,892	-	¥46,498,794
Exercise of warrants:			
Number of shares issued	2,749,106 shares	-	2,749,106 shares
Amount transferred to paid-in capital	¥1,396,545,848	-	¥1,396,545,848

(5) Process for matured notes on the end of fiscal periods:

Although the closing date of the fiscal period was a holiday for financial institutions, the Company accounted for the matured notes on the end of fiscal periods as if notes were settled on maturity basis. The amount of notes matured on the end of fiscal periods and excluded from the balance sheet, was as follows.

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
Notes receivable	¥2,896 million	**¥1,283 million**	¥1,870 million
Notes payable	¥904 million	**¥1,009 million**	¥ 851 million

2. Notes to the Non-Consolidated Statement of Income

(1) Significant components in non-operating income:

	First half ended September 30, 2000	**First half ended September 30, 2001**	Year ended March 31, 2001
Interests income	¥35 million	**¥21 million**	¥90 million
Interests on securities	¥163 million	**¥117 million**	¥355 million
Dividend income	¥771 million	**¥257 million**	¥925 million

(2) Significant components in non-operating expense:

	First half ended September 30, 2000	**First half ended September 30, 2001**	Year ended March 31, 2001
Interests expense	¥59 million	**¥38 million**	¥106 million
Interests of bonds	¥338 million	**¥382 million**	¥715 million

(3) Extraordinary gains:

First half ended September 30,2000; ¥8,400 million of Compensation for early termination of a contract
Year ended March 31, 2001; ¥8,400 million of Compensation for early termination of a contract

(4) Extraordinary losses:

First half ended September 30, 2000: ¥6,126 million of amortization of unfunded retirement benefits
First half ended September 30, 2001: ¥2,403 million of valuation loss on investment securities
Year ended March 31, 2001: ¥6,126 million of amortization of unfunded retirement benefits
Year ended March 31, 2001: ¥901 million of valuation loss on investments in subsidiaries

(5) Depreciation

	First half ended September 30, 2000	**First half ended September 30, 2001**	Year ended March 31, 2001
Tangible fixed assets	¥4,583 million	**¥4,124 million**	¥9,608 million
Intangible fixed assets	¥186 million	**¥16 million**	¥294 million

3. Lease Transactions

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	As of September 30, 2000		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥30 million	¥8 million	¥22 million
Furniture and fixtures	2,015	1,236	779
Total	¥2,046 million	¥1,245 million	¥801 million

	As of September 30, 2001		
	Acquisition cost	**Accumulated depreciation**	**Net balance**
Vehicle	**¥27 million**	**¥11 million**	**¥15 million**
Furniture and fixtures	**1,881**	**1,186**	**694**
Total	**¥1,909 million**	**¥1,198 million**	**¥710 million**

	As of March 31, 2001		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥30 million	¥12 million	¥18 million
Furniture and fixtures	2,016	1,244	771
Total	¥2,046 million	¥1,256 million	¥790 million

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	As of September 30, 2000	**As of September 30, 2001**	As of March 31, 2001
Due within one year	¥396 million	**¥328 million**	¥386 million
Due over one year	404	**381**	404
Total	¥801 million	**¥710 million**	¥790 million

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	First half ended September 30, 2000	**First half ended September 30, 2001**	Year ended March 31, 2001
Lease payments	¥278 million	**¥223 million**	¥515 million
Depreciation	¥278 million	**¥223 million**	¥515 million

(4)Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

4.Fair Value of Investments in subsidiaries and affiliates

As of September 30, 2000: The Company has no investments in subsidiaries and affiliates that have fair-value.

As of September 30, 2001: The Company has no investments in subsidiaries and affiliates that have fair-value.

As of March 30, 2001: The Company has no investments in subsidiaries and affiliates that have fair-value.

[TRANSLATION] 02 JUL -9

Attachment 8

CHUGAI PHARMACEUTICAL CO., LTD. For your well-being

Brief Announcement of Annual Consolidated Financial Statements

(for the fiscal year ended March 31, 2002)

Name of Company: **Chugai Pharmaceutical Co., Ltd.** May 20, 2002
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/ceind02/)
Contact: Mr. Nobuyoshi Ando, Director of Accounting Department Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: May 20, 2002
Application of US Accounting Standards: No

1. Consolidated Operating Results for the FY 2002 Ended March 31, 2002

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2002 ended Mar. 31, 2002	¥211,705 million	4.3%	¥26,708 million	(11.7)%	¥26,554 million	1.8%
FY 2001 ended Mar. 31, 2001	¥203,005 million	3.8%	¥30,242 million	0.9%	¥29,039 million	0.4%

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/ Total Assets	Recurring Profit/ Net Sales
FY 2002 ended Mar. 31, 2002	¥14,598	(5.8)%	¥57.93	¥49.09	7.5%	8.6%	14.0%
FY 2001 ended Mar. 31, 2001	¥15,500	76.9%	¥61.70	¥52.18	8.6%	8.8%	14.3%

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: ¥956 million for the year ended March 31, 2002 and ¥731 million for the year ended March 31, 2001, respectively.
2. Average number of outstanding shares (consolidated): 252,004,553 shares for the year ended March 31, 2002 and 251,230,718 shares for the year ended March 31, 2001, respectively.
3. Change in method of accounting: None
4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of March 31, 2002	¥349,225 million	¥200,779 million	57.5%	¥796.67
As of March 31, 2001	¥340,174 million	¥190,256 million	55.9%	¥754.99

Note: Number of outstanding shares at the end of the fiscal year (consolidated): 252,024,072 shares as of March 31, 2002 and 251,998,329 shares as of March 31, 2001, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
FY 2002 ended Mar. 31, 2002	¥29,674 million	¥(29,290) million	¥(4,952) million	¥53,426 million
FY 2001 ended Mar. 31, 2001	¥18,000 million	¥(7,692) million	¥(5,495) million	¥57,161 million

(4)Scope of consolidation and application of equity method:
Number of consolidated subsidiaries: 22
Number of non-consolidated subsidiaries accounted for by the equity method: 1
Number of affiliates accounted for by the equity method: None

(5)Changes in scope of consolidation and application of equity method:
Number of companies newly consolidated: 2
Number of company excluded from consolidation: 2
Number of companies newly accounted for by the equity method: None
Number of companies excluded from the equity method of accounting: None

2. Forecast for the Year Ending March 31, 2003 (April 1, 2002 - March 31, 2003)

	Net Sales	Recurring Profit	Net Income
First half ending Sept. 30, 2002	¥99,500 million	¥15,000 million	¥(18,000) million
FY 2003 ending Mar. 31, 2003	¥233,500 million	¥29,500 million	¥(13,000) million

Note: Projected net income per share for the year ending March 31, 2003 is ¥(58.58), based on the number of outstanding shares as of March 31, 2002.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

In addition, the above projections are based on the assumption that the proposed merger with Nippon Roche, K.K.. (scheduled for implementation on October 1, 2002) and the spin-off of Gen-Probe Inc. will be approved by the June 2002 general meeting of shareholders and thereafter implemented.

A net loss is projected due to temporary expenses associated with the business integration as well as a corporate income tax liability on gains on the sales of shares in Gen-Probe Inc. for tax purposes arising from the spin-off of Gen-Probe.

Outline of Chugai Group

(As of March 31, 2002)

CHUGAI PHARMACEUTICAL CO., LTD.

PHARMACEUTICAL SEGMENT

< Domestic >

- * Chugai Research Institute for Medical Science Inc. -the successor to CSK Research Park Co., Ltd.- (Research and development and maintenance of research facilities)
- \# Chugai Lilly Clinical Research Co., Ltd. (Clinical development)
- * Hiroshima Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
- * Tohoku Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
- * Takaoka Chugai Pharmaceutical Co., Ltd. (Contract production of health tonics)
- * Koei Pharma Co., Ltd. (Pharmacy)
- * Chugai Diagnostics Science Co., Ltd. (Research and sales of diagnostics)

< Overseas >

- * Gen-Probe Holding Company Incorporated – the successor to Chugai Pharma U.S.A., Inc.- (Holding company / Business administration in the US)
- * Gen-Probe Incorporated (Research, production and sales of diagnostics in the US)
- * Chugai U.S.A., Inc. (Holding company / Business administration in the US)
- * Chugai Pharma U.S.A., LLC.. - the successor to Chugai Biopharmaceuticals, Inc.- (Research and development in the US)
- * Chugai Pharma Europe Ltd. (Holding company / Business administration, clinical development and submission of applications for new drugs in the EU)
- * Chugai Pharma U.K. Ltd. (Sales of pharmaceuticals in the UK)
- * Chugai Pharma Marketing Ltd. (Sales administration / Sales of pharmaceuticals in the EU)
- * Chugai Pharma France S.A.S. . (Sales promotion in France)
- \+ Chugai-Aventis S.N.C. (Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in the EU)
- * Chugai Pharma Taiwan Ltd. (Sales of pharmaceuticals in Taiwan)
- * Shanghai Chugai Pharma Co., Ltd. (Business promotion in China)
- \# C&C Research Laboratories (Research in Korea)

OTHER SEGMENT

- * Eiko Kasei Co., Ltd. (Production and sales of agrochemicals and insecticides)
- * Chugai Transportation Co., Ltd. (Transportation)
- * Chugai Business Support Co., Ltd. (Administrative support service)
- \- Gotemba Chugai Service Co., Ltd. (Security service)
- * Chugai Distribution Co., Ltd. (Storage and transportation)
- * Medical Culture Inc. (Publishing and printing)
- * Chugai Shoji Co., Ltd. (Building Maintenance service)

*	Consolidated subsidiaries
+	Non-consolidated subsidiaries accounted for by the equity method
-	Non-consolidated subsidiaries not accounted for by the equity method
#	Affiliated companies not accounted for by the equity method

Note: None of subsidiaries' and affiliates' stock is listed.

Management Principles and Goals

1. Basic Management Principles

Chugai has identified four fundamental operating principles—social commitment, personal fulfillment, economic soundness, and global outlook—and its corporate management goal entails harmoniously developing its business based on those principles. As an entity whose operations related to health care, the Chugai Group believes it is making an important contribution to society. By consistently demonstrating its trustworthiness and dependability, Chugai aims to encourage society to trust and prefer the Company and its products and services. Chugai believes this approach will support sustained and sound corporate development over the long term.

Based on its operating principles, Chugai has concentrated its R&D investment in therapeutic domains that selected for special strategic emphasis. In this way, the Company is aiming to create epochal new drugs as well as provide superior services, thereby contributing to better medical care and health for people throughout the world.

Chugai believes that maintaining this fundamental stance is the best approach for increasing the Chugai Group's corporate value in line with the expectations of customers, shareholders, and other stakeholders. The Company intends to further augment its efforts to realize this goal of increasing corporate value.

2. Basic Profit Distribution Principles

Although Chugai's basic profit distribution policy has the fundamental goal of appropriately adjusting dividend levels in line with corporate performance, it also emphasizes strengthening the Company's financial position in preparation for future expansion and maintaining stable dividend levels. Chugai is using its internal reserves to fund capital investment undertaken with such objectives as augmenting domestic and overseas R&D activities and manufacturing new products.

3. Medium-Term Strategy

Chugai's "The Company in 2010" long-term vision centers on the goal of being "a global enterprise that contributes to better medical care and human health throughout the world." The Company has implemented concrete strategic measures to realize its long-term vision through the V's plans, which were initiated in April 1995. Following efforts focused primarily on structural reforms during the three-year period of the V's I plan, under its three-year V's II plan, from April 1998 Chugai shifted the emphasis to structural strengthening. The Company has thus proceeded with various efforts to establish a corporate base that will enable it to overcome challenges stemming from global competition.

Reflecting the fact that it is the first V's plan to be undertaken in the 21st century, the plan Chugai began implementing in April 2001 is called V's 21. This plan reevaluates ongoing strategies and actions implemented previously, in light of the dramatic changes seen in the Company's operating environment. During the period of V's 21—considered a "new paradigm creation period"—the Company plans to create a new Chugai business model that will enable it to attain its targets.

During this period, to promote its development into a global, value-creating corporate entity, the Chugai Group will continue to position its prescription pharmaceuticals operations as its core business and to concentrate management resources in that business field. In this way, the Group aims to establish itself as a developer of genome-based drugs and an "advanced biotechnology enterprise that attracts worldwide attention due to its innovation in specified drug development fields." Specifically, the Company is working to increase and sustain sales growth for such principal products as *Epogin* (epoetin beta), a recombinant human erythropoietin for treating anemia associated with chronic renal failure, and *Granocyte*, a recombinant human granulocyte-colony stimulating factor (rG-CSF) marketed as *Neutrogin* in Japan. It is also striving to expedite the advance to the next developmental stages of three promising antibody product candidates as well as other product candidates, implement a new drug development strategy that reflects progress made in drug development technologies and life sciences, and strengthen R&D capabilities and marketing bases in the United States and Europe.

Chugai is striving to increase the independence of its operations in the nonprescription pharmaceuticals field, which includes such products items as over-the-counter drugs and nutritional supplement drinks. To allow for the autonomous management of its nonprescription pharmaceutical operations, the Company will reposition those operations as an internal company and revise its related business models. In particular, the Company's nonprescription product brand strategy is undergoing a thorough reevaluation.

As a result of these strategies, Chugai is further clarifying the core-competence related to the creation of such unique drugs as antibody drugs and endocrine drugs. The strategies are aimed at making the Company a global enterprise renowned for its biotechnologies.

4. Future Tasks

The following four tasks are receiving special emphasis in the Group management.

(1) Corporate Governance Tasks

With the goals of strengthening the functionality of its Board of Directors and accelerating the speed of its decision-making processes, Chugai has already right-sized its Board of Directors, increased the number of outside directors and non-Japanese directors, and introduced an executive officer system that clarifies the nature of operational implementation roles and responsibilities. The Company is proceeding with additional measures to strengthen supervisory functions, delegate authority to expedite decisions related to business management, and promote greater management transparency and accountability.

In June 2001, Chugai reevaluated its Risk Management Committee and introduced a strengthened risk management system that integrates all activities ranging from activities for preventing problems to activities for responding to problems as

they emerge.

Since the May 1998 drafting of the Chugai Business Conduct Guidelines, visits to the Company's facilities by top managers and other methods have been used to educate staff on the guidelines as well as on the need for each employee to act in strict conformance with relevant laws and regulations. In the future, the Company plans to continue organizing systems for the regular monitoring and supervision of management quality as well as systems for risk management. As part of its response to global problems related to the environment, Chugai has obtained ISO 14001 certification for the environmental management systems of its four principal factories, and it intends to continue strengthening and promoting the operations of its environmental management systems.

(2) Personnel Resource Tasks

As Chugai Group management has become borderless, the Company is working to expeditiously hire and educate highly capable specialists and managers that have global perspectives. Employees are now to be evaluated, remunerated, and posted based on objective performance appraisals. In these and other ways, the Company is striving to create a corporate culture that encourages a love of challenge and reform. In October 2002, the Company plans to introduce a new personnel system that centers on the concept of setting remuneration levels based on employee performance.

(3) Information Resource Tasks

Chugai plans to further increase its efforts to ensure the timely and proper disclosure of corporate information to stakeholders. In particular, the Company is emphasizing the provision of easily understood information, the effective use of IT, and the strengthening of investor relations (IR) systems. In October 2001, the Company established an IR Committee, thereby creating an internal system for timely and proper information disclosure. As it rebuilds the Group information infrastructure to support rapid and accurate decision making, the Company is seeking to boost productivity in all its research, development, production, and marketing operations through the creation and promotion of a knowledge management system that encourages the increased sharing of data, information, and knowledge.

(4) Financial Resource Tasks

Chugai will continue working to strengthen its asset-liability management system, with giving due consideration to its goals of comprehensively managing financial resources throughout the whole Group and slimming down its balance sheet. The Company will also proceed with structural reforms to its operations. In particular, resources are to be progressively shifted toward core businesses and high-value-added operations, and other operations, including administrative operations, are to be consolidated.

5. Strategic Alliance with F. Hoffmann-La Roche

In December 2001, Chugai and F. Hoffmann-La Roche Ltd. (Roche; head office: Basel, Switzerland) reached agreement on entering into a strategic alliance centered on the merger of both companies' pharmaceutical operations within Japan, and Chugai and Roche Pharmholding B.V. (Roche Pharmholding; head office: Holland) entered into basic agreement, on condition that the agreement is approved by the two companies shareholders and the relevant authorities in Japan and abroad.

As a result, Roche will become Chugai's leading shareholder and most important business partner. Through close cooperation with Roche, Chugai will be able to move rapidly ahead to create an R&D-oriented pharmaceutical company with a global business base that will be among the top companies of its type in Japan.

The principal points of the agreement are as follows.

a) Merger of Chugai and Nippon Roche

Chugai is to merge with Nippon Roche K.K. (Nippon Roche; head office: Minato Ward, Tokyo), a wholly owned subsidiary of Roche Pharmholding, and the operations in Japan of the two companies are to be integrated. The integrated company will use the Chugai Pharmaceutical Co., Ltd., name, and the listing of Chugai Pharmaceutical shares on the Tokyo, Osaka, Nagoya, and Fukuoka stock markets will be maintained.

b) Acquisition of approximately 50.1% Shareholding in Chugai by the Roche Pharmholding

In addition to the merger of Chugai with Nippon Roche, Roche Pharmholding will obtain an approximately 50.1% outstanding shareholding in Chugai's shares through a tender offer for outstanding shares and subscription to a third-party allotment of shares.

c) Chugai's Exclusive Position in Japan and First Refusal Right on Roche Products

Chugai will be Roche's only company conducting pharmaceutical business in Japan, and will have the right of first refusal regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

d) Roche's First Refusal Right on Chugai Products

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding Korea).

e) Spin-Off of Gen-Probe

Prior to Roche Pharmholding's acquisition of an approximately 50.1% shareholding in Chugai, Chugai will spin-off its wholly owned subsidiary Gen-Probe Incorporated (Gen-Probe; head office: San Diego, California, United States) by distributing its 100% shareholding in Gen-Probe to Chugai shareholders through a capital reduction. After being spun-off, Gen-Probe will publicly list its shares on a stock market in the United States.

The alliance is aimed at establishing a new business model different from those created through ordinary corporate acquisition or joint-venture arrangements.

Roche Pharmholding's acquisition of an approximately 50.1% shareholding in Chugai will bring Chugai within the scope of Roche Pharmholding's consolidated accounts, but Chugai will continue operating as an independent and publicly listed company that will be managed in line with Japanese cultural and societal standards and that will continue to autonomously expand its R&D, manufacturing, and marketing operations, including business operations outside Japan. Regarding the future implementation schedule, pending the approval of the agreement by the June 2002 general meeting of shareholders, the spin-off of Gen-Probe will be implemented first. Following that, a series of transactions including the merger of Chugai with Nippon Roche, will be implemented, with the target period for the implementation being the last quarter of 2002.

6. Position and Policy Regarding Reduction of Share Unit Size

Aiming to broaden the range of shareholders and increase the liquidity of its shares, the Company will reduce the size of its basic share unit from 1,000 shares to 100 shares, effective as of August 1, 2002.

Financial Review and Financial Position

1. Business Overview

(1) Overview of This Fiscal Year

a) Sales Results

During the fiscal year under review, Japan's pharmaceuticals industry continued to face a severe environment due to such factors as continued government policies aimed at controlling medical expenses.

Against this backdrop, Chugai strove to expedite its product development and broaden the scope of its strategic partnerships. While endeavoring to foster greater sales of its products in domestic and overseas markets, the Company implemented marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as the confidence of customers.

Consequently, the Company's net sales increased 4.3%, or ¥8,700 million, from the level in the previous fiscal year, to ¥211,705 million.

With respect to domestic and export sales of prescription pharmaceuticals in pharmaceutical segment, sales of the mainstay offering *Epogin* (epoetin beta), a recombinant human erythropoietin, increased at a rate exceeding that of market growth, reflecting the May 2001 launch of *Epogin S*, a pre-filled syringe product. Also steadily penetrating their markets and contributing to overall net sales were two promising products launched during 2000—*Suvenyl* (sodium hyaluronate), an agent for relieving pain associated with chronic rheumatoid arthritis, and *Oxarol* (maxacalcitol), an agent for treating secondary hyperparathyroidism. These increases offset decreases owing to the transfer of marketing rights for two products—*Taxotere* (docetaxel), an agent for treating malignant tumors for which marketing rights were transferred on March 31, 2001, and *Keiten* (cefpirome), a cephalosporin antibiotic for which marketing rights were transferred on March 1, 2002—as well as decreases owing to lower sales of such products as *Rythmodan* (disopyramide), an antiarrhythmic agent. Thus, total net sales of prescription pharmaceuticals advanced 6.7% to ¥165,139 million.

Regarding nonprescription pharmaceuticals, the continued slackness of personal consumption had a negative effect on sales of the *Guronsan* line and other nutritional supplement drinks, which declined considerably. Consequently, sales of nonprescription pharmaceuticals declined 12.8% to ¥15,376 million.

In diagnostics, continued strong growth was seen in the sales of diagnostics for sexually transmitted disease by Chugai's U.S.-based subsidiary, Gen-Probe Incorporated. Total diagnostics sales grew 24.2% to ¥15,047 million.

As a result, total sales of pharmaceuticals segment increased 6.2%, to ¥202,490 million.

With respect to other segment, the Company expanded its line of *Varsan* home-use insecticide products with the March 2001 launch of Mizu de Hajimeru Varsan, a water-triggered fumigator product and the March 2002 launch of Mizu de Hajimeru Varsan Dani, a water-triggered fumigator product focused on mites. Because of the deterioration of the market environment, however, sales of *Varsan* products edged down slightly. In addition, the Company transferred its marketing rights for certain medical equipment products in January 2002 and withdrew from medical equipment business at the end of March 2002. Consequently, sales in other operations fell 25.1% to ¥9,214 million.

Overseas sales, including exports, advanced 22.3% to ¥29,112 million, representing 13.8% of the Company's net sales. This was attributable to growth in the sales of such products as *Granocyte*, a recombinant human granulocyte-colony stimulating factor (rG-CSF) marketed as *Neutrogin* in Japan, and *Nicorandil*, a potassium-ion channel opener for treating angina and cerebral vasospasms marketed as *Sigmart* in Japan.

b) Financial Results

Although sales revenues rose due to the strength of prescription pharmaceuticals sales, Chugai recorded higher retirement benefit expenses and also proactively made investments in R&D programs. Consequently, operating income decreased 11.7% to ¥26,708 million while recurring profit increased 1.8% to ¥29,554 million.

In addition, of ¥3,261 million of valuation loss on investment securities was recorded as an extraordinary loss.

As a result, net income for the fiscal year decreased 5.8%, to ¥14,598 million.

Principal consolidated and non-consolidated performance figures and the ratios between those figures are as follows:

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	188.3	211.7	1.12
Operating Income	25.2	26.7	1.06
Recurring Profit	28.1	29.5	1.05
Net Income	13.7	14.5	1.06

Plans call for year-end cash dividends to be ¥8.00 per share, making the total value of dividends applicable to the year ¥16.00 per share.

c) R&D Activities

Chugai has developed strong operations in principal prescription pharmaceuticals placing strategic emphasis on domains of cancer, bone metabolic disorders, renal disorder, and cardiovascular diseases on purpose to develop international products in Japan and overseas. In Japan, research on prescription pharmaceuticals is carried out centering on the Fuji Gotemba Research Laboratories and cooperating with Tsukuba Research Laboratories that especially focus on research antibody drug. Chugai also has overseas research and development subsidiaries, Chugai Pharma U.S.A. LLC (previously Chugai Biopharmaceuticals, Inc.), on purpose to research and development in U.S.A., and Chugai Pharm Europe Ltd. on purpose to research and development in Europe. And Gen-Probe Incorporated, a wholly owned subsidiary in San Diego, is working to develop DNA diagnostics applying unique TMA technology, transcription-mediated amplification.

With regard to R&D activities associated with Chugai's pharmaceutical segment during the fiscal year, in December 2001 Chugai filed an NDA for PB-94 (sevelamer) introduced from Genzym Corporation in United States, a phosphate binding agent for the treatment of hyperphosphatemia in patients with chronic renal failure who are undergoing dialysis. The Company also completed Phase III clinical trial of LY139481 HCL (realoxifene), a selective estrogen receptor adjustment agent for the treatment of osteoporosis, and filed an NDA for that drug candidate. In January 2002, Phase II clinical trial was begun for VAL injectable, a liver regeneration accelerating agent for use after liver surgery or transplants. In February 2002, Phase I clinical trial was begun for CAL, a humanized monoclonal antibody (mAb) to parathyroid hormone-related protein (PTHrP) for such indications as hypercalcemia of malignancy. NDAs were pending in Japan at the end of the period under review for five products, including CGS20267 (letrozole), an aromatase inhibitor for the treatment of breast cancer in postmenopausal women. Dainippon Ink & Chemicals, Inc., has begun developing TA-270, a 5-lipoxygenase inhibitor for use in treating asthma, independently. The Company's NDA application for Epogin injectable (epoetin beta), a recombinant human erythropoietin, for the indication of refractory anemia, was withdrawn in February 2002.

Regarding R&D activities overseas, working through U.S.-based Chugai Pharma U.S.A. LLC, the Company completed Phase I trial of CAL, a humanized monoclonal antibody (mAb) to parathyroid hormone-related protein (PTHrP) that is expected to be used for such indications as hypercalcemia of malignancy and cachexia, and began preparing for Phase II trial of that drug candidate. Clinical trial of GM-611, a motilin agonist for treating gastroparesis and other conditions, was previously interrupted. However, Chugai Pharma U.S.A. obtained permission to resume that clinical trial after submitting a report on animal trial studies to the U.S. Food and Drug Administration.

Regarding Europe, Chugai subsidiary Chugai Pharma Europe Ltd. (CPE) is conducting Phase II clinical trial of MRA, a humanized anti-IL-6 receptor monoclonal antibody (mAb) for treating chronic rheumatoid arthritis, in 13 countries. In the United Kingdom, CPE is engaged in Phase I clinical trial of AHM, a humanized monoclonal antibody (mAb) that targets the HM1.24 antigen and is expected to be used for such indications as multiple myeloma.

In the United States, HIV-1/HCV assay for blood screening that Gen-Probe Incorporated submitted an application to the U.S. Food and Drug Administration was approved at February 2002. As of the previous fiscal period, the kit had been approved in such countries as France, Spain, and Australia. During this fiscal year, the total number of countries that has approved the kit has brought to twelve.

R&D expenses for the fiscal year amounted to ¥47,844 million.

2. Forecast for the Year Ending March 31, 2003

(1) Assumptions Underlying Forecasts

As described in the Principles and Goals section, on the assumption of approval at general meeting of shareholders to be held at June 2002, Chugai plans to merge with Nippon Roche at October 1, 2002. Then the performance forecasts that follow are based on the assumption that this merger will be completed as planned. Consolidated forecasts are estimated on the assumption that Chugai Diagnostics Science Co. Ltd. is excluded from scope of its consolidation due to the sale of shares to Fujirebio Inc. and that Gen-Probe will be removed from the scope of consolidation due to the spin-off through the reduction in capital and

distribution of Gen-Probe shares to Chugai shareholders, (see section (5), e).

An influence of transactions to financial statements, mentioned in section 5 in the Principles and Goals, is not settled at the time of the forecasts. The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

On the assumption mentioned above, and continuous severe market competition is expected. Regarding net sales, the Company projects that sales before business integration will be the same level as the year ended March 31, 2002, due to continuous growth in sales of its mainstay prescription pharmaceutical products *Epogin* and *Sigmart*, due to steady growth in sales of two prescription pharmaceutical products launched in 2000, and due to the offset impact of the April 2002 revision of the NHI price. However the Company projects that sales after business integration are going to increase by more than 20.0% because of a contribution from Nippon Roche's sales during the latter half of the fiscal year, on the assumption of unchanging in sales of nonprescription pharmaceuticals.

With respect to profitability, although Chugai will continue striving to increase cost efficiency and expedite the realization of benefits resulting from the upcoming merger, recurring profit is expected to be roughly unchanged from the previous fiscal year due to expectations of a continued rise in experimental research expenses associated with the development of antibody drugs and other new drugs.

A net loss is projected due to temporary expenses associated with the business integration as well as a corporate income tax liability on gains on the sales of shares in Gen-Probe Incorporated for tax purposes arising from the spin-off of Gen-Probe.

(2) Forecast

Chugai projects that its non-consolidated net sales will rise 21.3% to ¥228,500 million and consolidated net sales will grow 10.3% to ¥233,500 million.

Regarding profitability on a consolidated basis, Chugai projects a rise of 8.6% in operating income to ¥29,000 million, a decrease of 0.2% in recurring profit to ¥29,500 million, and a 189.1% decline in net income to ¥13,000 million net loss. Cash dividends for the year are expected to be maintained at ¥16 per share (including a ¥8 per share interim dividend).

(Billions of yen)

	Non-consolidated				Consolidated			
		Growth				Growth		
Net Sales	228.5	Up	4.0	21.3%	233.5	Up	21.7	10.3%
Operating Income	28.0	Up	2.7	10.8%	29.0	Up	2.2	8.6%
Recurring Profit	28.0	Down	0.1	(0.4)%	29.5	Down	0.0	(0.2)%
Net Loss	13.5	Down	27.2	(197.9)%	13.0	Down	27.5	(189.1)%

2. Financial Position

(1) Overview of This Fiscal Year

As of March 31, 2002, total assets amounted to ¥349,225 million, up ¥9,051 million from the previous year. Investment securities were restated at their fair market value at year-end, and the resulting ¥2,528 million in net unrealized gain on securities was directly recorded on shareholders' equity. As strictly defined working capital (current assets less current liabilities) amounted to ¥91,719 million, and the liquidity ratio stood at 200.8%, the Company has maintained a sound financial position.

Reflecting the aforementioned net unrealized gain on securities and other factors, total shareholders' equity rose ¥10,522 million, to ¥200,779 million. The equity ratio grew to 57.5%, from 55.9% at the previous fiscal year-end.

(2) Cash Flows

Net cash provided by operating activities increased ¥11,673 million, to ¥29,674 million.

Net cash used in investing activities increased ¥21,598 million, to ¥29,290 million, due to ¥14,527 million in cash was used to fund the acquisition of fixed assets, including capital investments that were primarily used for the installation of new manufacturing facilities and the renewal of such facilities.

Although cash dividends paid increased, net cash used in financing activities decreased by ¥543 million, to ¥4,952 million. This reflected such factors as cash outflow in the previous fiscal year associated with redemption of a U.S. dollar-denominated issue of bonds with warrants.

Thus, cash and cash equivalents at the end of the period totaled ¥53,426 million, down ¥3,735 million.

Summary of Orders, Production, and Sales

1. Mainstay Products by Product Applications

Business Segments	Product Application	In-house products	Purchased products
Pharmaceutical	Central Nervous System	Carfenil	Amoban, Laughing gas, Menamin Alpen
	Cardiovascular, Respiratory	Sigmart, Preran, Digosin, Resplen	Rythmodan, Acetanol
	Gastrointestinal	Ulcerlmin, Alumigel, New Chugai Ichoyaku	Chugai Geridome (paregoric)
	Hormone, Vitamin, Tonic	Alfarol, Oxarol, Propazyl, Rojelly Gold Oral Liquid	Mercazole, Pydoxal
	Hematologic Agents	Epogin, Neutrogin	—
	Metabolic	Monilac, New Guromont, Guronsan Strong Oral Liquid, Guronsan Oral Liquid, Guronsan A	Suvenyl, Glyceol, New Guromont Gold, Guronsan Plus
	Anticancer, Chemotherapeutic	Picibanil, Glucaron	—
	Antibiotic	Keiten, Cefotax	—
	Diagnostic	Diagnostic DNA Probe Series, Filstatγ - Sm	Hyaluronic Acid Plate "Chugai"
	Other	Topicain	Benambax, Zenol (anti-inflammatory analgesic), Pair Acne Cream
Other	Pest Control	Varsan (insecticidal fumigators)	—
	Other	—	Ceratite, Neofix

2. Production

(1)Production volume by product application

(Millions of Yen)

Business Segments	Product Application	FY 2002 (Apr. 1, 2001 – Mar. 31, 2002)	Change (Compared to FY 2001)
Pharmaceutical	Central Nervous System	544	+ 23.4 %
	Cardiovascular, Respiratory	19,850	- 23.7
	Gastrointestinal	7,833	- 2.5
	Hormone, Vitamin, Tonic	29,973	+ 18.5
	Hematologic Agents	85,520	+ 4.0
	Metabolic	13,498	- 19.6
	Anticancer, Chemotherapeutic	1,441	- 8.2
	Antibiotic	2,474	- 23.1
	Diagnostic	13,431	- 7.9
	Other	1,116	+ 278.8
	(Subtotal)	(175,686)	(- 1.6)
Other	Pest Control	5,223	+ 72.9
	Other	377	- 88.1
	(Subtotal)	(5,601)	(- 9.6)
	Total	181,288	- 3.4

Note: Amounts are computed based on expected sales price net of consumption tax.

(2)Purchase volume by product application

(Millions of Yen)

Business Segments	Product Application	FY 2002 (Apr. 1, 2001 – Mar. 31, 2002)	Change (Compared to FY 2001)
Pharmaceutical	Central Nervous System	3,935	+ 9.9 %
	Cardiovascular, Respiratory	8,439	+ 11.4
	Gastrointestinal	103	- 5.2
	Metabolic	5,156	+ 47.6
	Diagnostic	240	+ 14.3
	Other	1,101	- 26.9
	(Subtotal)	(18,977)	(+ 7.0)
Other	Other	437	- 13.1
	(Subtotal)	(437)	(- 13.1)
	Total	19,414	+ 6.4

Note: Amounts are reported based on purchase price net of consumption tax.

3. Orders

All of the Chugai Group's production are based on sales forecast, not on orders.

4. Sales by Product Application

(Millions of Yen)

Business Segments	Product Application	FY 2002 (Apr. 1, 2001 – Mar. 31, 2002)	Change (Compared to FY 2001)
Pharmaceutical	Central Nervous System	5,628	- 6.7 %
	Cardiovascular, Respiratory	31,204	- 0.1
	Gastrointestinal	6,962	- 5.2
	Hormone, Vitamin, Tonic	26,651	+ 13.2
	Hematologic Agents	82,532	+ 11.5
	Metabolic	21,217	+ 3.2
	Anticancer, Chemotherapeutic	1,178	- 75.2
	Antibiotic	2,922	- 8.9
	Diagnostic	18,690	+ 24.2
	Other	5,501	+ 10.7
	(Subtotal)	(202,490)	(+ 6.2)
Other	Pest Control	7,500	- 3.9
	Other	1,714	- 61.9
	(Subtotal)	(9,214)	(- 25.1)
	Total	211,705	+ 4.3

Note: Amounts are reported net of consumption tax.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of March 31, 2001			As of March 31, 2002			Change
Assets			%			%	
I Current assets:							
Cash and deposits		30,310			48,235		
Trade notes and accounts recei		68,503			66,013		
Marketable securities		31,841			29,990		
Inventories		25,946			26,271		
Deferred tax assets		5,615			6,662		
Other		5,174			5,837		
Reserve for doubtful accounts		(341)			(263)		
Total current assets		167,050	49.1		182,748	52.3	15,698
II Fixed assets:							
1.Tangible fixed assets:							
Buildings and structures	82,778			86,897			
Accumulated depreciation	40,282	42,495		43,934	42,963		
Machinery and vehicles	55,425			57,121			
Accumulated depreciation	41,412	14,012		43,712	13,408		
Furniture and fixtures	32,619			34,299			
Accumulated depreciation	25,627	6,991		27,207	7,092		
Land		12,645			12,799		
Construction in progress		1,651			5,180		
Total tangible fixed assets		77,797			81,444		
2.Intangible fixed assets:							
Excess of cost over net assets acquired of subsidiaries		6,253			6,357		
Other		4,492			6,783		
Total intangible fixed assets		10,745			13,140		
3.Investments and other assets:							
Investment securities		54,084			41,871		
Long-term loans		1,475			1,181		
Deferred tax assets		9,935			12,197		
Other		19,368			16,914		
Reserve for doubtful accounts		(283)			(274)		
Total investments and other assets		84,580			71,891		
Total fixed assets		173,124	50.9		166,476	47.7	(6,647)
Total assets		340,174	100.0		349,225	100.0	9,051

(Millions of Yen)

Accounts	As of March 31, 2001	%	As of March 31, 2002	%	Change
Liabilities		%		%	
I Current liabilities:					
Trade notes and accounts payable	10,690		10,158		
Short-term borrowings	4,123		4,001		
Convertible bonds due within on	-		39,822		
Other payables	8,181		10,705		
Accrued income taxes	10,797		3,634		
Deferred tax liabilities	10		4		
Accrued consumption tax	1,612		744		
Accrued expenses	10,880		11,783		
Reserve for bonuses to employees	6,578		6,738		
Reserve for sales returns	311		449		
Reserve for sales rebates	986		1,016		
Other	1,514		1,970		
Total current liabilities	55,687	16.4	91,029	26.1	35,341
II Fixed liabilities					
Convertible bonds	64,807		24,903		
Long-term debt	1,472		1,366		
Deferred tax liabilities	36		22		
Reserve for employees' retirement bene	23,644		27,519		
Reserve for officers' retirement benefits	511		491		
Other	2,768		2,110		
Total fixed liabilities	93,239	27.4	56,414	16.1	(36,825)
Total liabilities	148,927	43.8	147,444	42.2	(1,483)
Minority interests					
Minority interests	990	0.3	1,001	0.3	11
Shareholders' equity					
I Common stock	23,993	7.1	24,034	6.9	40
II Additional paid-in capital	35,139	10.3	35,180	10.1	40
III Retained earnings	127,134	37.4	137,189	39.3	10,054
IV Net unrealized gain on securities	5,211	1.5	2,528	0.7	(2,683)
V Translation adjustments	(1,219)	(0.4)	1,915	0.5	3,134
VI Treasury stock, at cost	(3)	(0.0)	(69)	(0.0)	(65)
Total shareholders' equity	190,256	55.9	200,779	57.5	10,522
Total liabilities, minority interests and shareholders' equity	340,174	100.0	349,225	100.0	9,051

Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2001 (Apr. 1, 2000 – Mar. 31, 2001)			FY 2002 (Apr. 1, 2001 – Mar. 31, 2002)			Change
			%				
I Net sales		203,005	100.0		211,705	100.0	8,700
II Cost of sales:		62,029	30.6		64,824	30.6	2,795
Gross profit		140,975	69.4		146,880	69.4	5,904
Reserve for sales returns		17	0.0		137	0.1	120
Net gross profit		140,958	69.4		146,742	69.3	5,784
III Selling, general and administrative expenses:		110,715	54.5		120,034	56.7	9,318
Operating income		30,242	14.9		26,708	12.6	(3,534)
IV Non-operating income:							
Interest income	765			498			
Dividend income	334			180			
Equity in earnings of affiliated companies	731			956			
Life insurance dividends received	590			526			
Gain on sales of distribution right, etc.	-			3,266			
Other	965	3,387	1.7	1,377	6,806	3.2	3,418
V Non-operating expenses:							
Interest expense	974			959			
Loss on disposal of fixed assets	862			879			
Valuation loss of investment securities	92			-			
Reserve for doubtful accounts	219			-			
Loss on inventories	-			1,496			
Other	2,442	4,591	2.3	625	3,960	1.8	(630)
Recurring profit		29,039	14.3		29,554	14.0	515
VI Extraordinary gain:							
Compensation for early termination of a contract	8,400	8,400	4.1	-	-	-	(8,400)
VII Extraordinary loss:							
Valuation loss of investment securities	-			3,261			
Loss on adjustment of previous-term profit due to change of accounting standards of an overseas subsidiary	1,973			-			
Amortization of unfunded retirement benefit obligation	6,126	8,099	3.9	-	3,261	1.6	(4,838)
Income before income taxes and minority interests		29,339	14.5		26,293	12.4	(3,046)
Income taxes:							
Current	16,815			12,998			
Deferred	(3,071)	13,744	6.9	(1,325)	11,673	5.5	(2,070)
Minority interests		95	0.0		21	0.0	(73)
Net Income		15,500	7.6		14,598	6.9	(902)

Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)		FY 2002 (Apr. 1, 2001 - Mar. 31, 2002)	
I Retained earnings at beginning of year		115,117		127,134
II Increase in retained earnings:				
Cumulative effect of revaluation of securities of overseas subsidiaries	2		-	
Cumulative effect of foreign currency translation of accounts of overseas subsidiaries	22	24	-	-
III Decrease in retained earnings:				
Decrease in retained earnings due to decrease in shareholding in consolidated subsidiary	-		70	
Dividends paid	3,444		4,409	
Bonuses to directors and corporate auditors	63	3,507	63	4,543
(Bonuses to corporate auditors)	(6)		(2)	
IV Net income		15,500		14,598
V Retained earnings at end of year		127,134		137,189

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)	FY 2002 (Apr. 1, 2001- Mar. 31, 2002)
I Cash flows from operating activities		
Income before income taxes and minority interests	29,339	26,293
Depreciation and amortization	14,407	12,938
Compensation for early termination of contract	(8,400)	-
Increase (decrease) in reserve for employees' retirement benefits	(1,754)	3,882
Interest and dividend income	(1,099)	(678)
Interest expense	974	959
Equity in earnings of affiliated companies	(731)	(956)
Loss on disposal of fixed assets	862	879
Loss on sales and revaluation of investment securities	96	3,271
Decrease (increase) in notes and accounts receivable	(2,628)	2,783
Increase in inventories	(2,750)	(102)
Decrease in notes and accounts payable	(497)	(642)
(Decrease) increase in accrued consumption tax	73	(867)
Other	963	2,361
Subtotal	28,854	50,122
Interest and dividends received	1,082	716
Interest paid	(1,057)	(959)
Income taxes paid	(10,878)	(20,205)
Net cash provided by operating activities	18,000	29,674
II Cash flows from investing activities		
Payments for purchases of marketable securities	(15,160)	(34,770)
Proceeds from sales of marketable securities	11,623	15,094
Net decrease in mortgage securities	7,500	-
Payments for purchases of investment securities	(13,760)	(9,432)
Proceeds from sales of investment securities	12,526	13,730
Payments for purchases of fixed assets	(10,606)	(14,527)
Proceeds from sales of fixed assets	26	208
Net decrease in short-term loans	12	75
Net decrease in long-term loans	146	331
Additional acquisition of shares of consolidated subsidiaries	-	(1)
Net cash (used in) provided by investing activities	(7,692)	(29,290)
III Cash flows from financing activities		
Net decrease in short-term bank loans	(210)	(120)
Net decrease in long-term debt	(83)	(347)
Redemption of bonds	(4,565)	-
Proceeds from issuance of stock	2,787	-
(Increase) decrease of treasury stock	22	(65)
Cash dividends paid to shareholders of parent company	(3,444)	(4,409)
Cash dividends paid to minority shareholders	(2)	(8)
Net cash used in financing activities	(5,495)	(4,952)
IV Effect of exchange rate changes on cash and cash equivalents	512	939
V Net (decrease) increase in cash and cash equivalents	5,325	(3,628)
VI Cash and cash equivalents at beginning of year	51,836	57,161
VII Decrease in cash and cash equivalents due to decrease in shareholding in consolidated subsidiary	-	(106)
VIII Cash and cash equivalents at end of year	57,161	53,426

Basis of Preparing Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 22 companies

Major subsidiaries <Domestic>
Eiko Kasei Co., Ltd., Chugai Diagnostics Science Co., Ltd.
<Overseas>
Gen-Probe Incorporated, Gen-Probe Holding Company Inc., Chugai Pharma Marketing Ltd.

Chugai Pharma France S.A.S. and Chugai U.S.A. Inc., has been established and newly included into consolidation. Chugai Research Institute for Molecular Medicine, Inc. has been merged by CSK Research Park Co., Ltd.. CSK Research Park Co., Ltd. has been renamed to Chugai Research Institute for Medical Science Inc. Gotenba Chugai Service Co., Ltd. has been liquidated and has been excluded from consolidation.

(2) Non-consolidated subsidiaries

Gotemba Chugai Service Co., Ltd. was not consolidated because it has been liquidated. Chugai-Aventis S.N.C., a subsidiary of Chugai Pharma Marketing Ltd., was not consolidated because it has been accounted for by the equity method in conformity with the accounting standards of the U.K.

2. Application of Equity Method

(1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: 1

Non-consolidated subsidiary accounted for by the equity method: Chugai-Aventis S.N.C.

(2) Companies to which the equity method has not been applied

Unconsolidated subsidiary: Gotemba Chugai Service Co., Ltd.
Affiliates: Chugai Lilly Clinical Research Co., Ltd. and C&C Research Laboratories
Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of Chugai Pharmaceutical Co., Ltd. (hereinafter "the Company") were immaterial.

(3) Non-consolidated subsidiary accounted for by the equity method ends its fiscal year on December 31; however, reconciliation will be made when necessary.

3. Treatment for the Difference in Fiscal Period

Ten foreign subsidiaries have been consolidated on the basis of their fiscal period ended December 31, which differs from that of the Company; however, the effect of the difference in fiscal periods was immaterial. Reconciliation will be made when necessary.

4. Significant Accounting Policies

(1) Basis and method for valuation of significant assets

a. Financial assets

- Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.

b. Inventories

- Inventories other than work in process are stated at cost determined principally by the average method.
- Work in process is stated at cost determined principally by the first-in, first-out method.

(2) Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

(3) Accounting for important reserves

a. Reserve for doubtful accounts

In order to prepare for losses of bad credits such as account recievables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for genaral credits, and is provided for at amount that is estimated indivisualy considering these posibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financail instruments.

b. Reserve for bonuses to employees

The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal periods.

c. Reserve for sales returns

The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal periods, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.

d. Reserve for sales rebates

The reserve for sales rebates is computed by multiplying the balance of account recievables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.

e. Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance-sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date.

This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date.

Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees.

Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.

The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.

f. Reserve for officers' retirement benefits

The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

(4) Foreign currency translation

The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.

(5) Accounting for lease transactions

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

The foreign subsidiaries' accounting treatment of fixed assets including lease transactions is accounted for in accordance with their countries' accounting standards.

(6) Other

Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax. Temporary payments and receipts of consumption tax are eliminated and recorded as accrued consumption tax.

5. Basis of Evaluation of Consolidated Subsidiaries

Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is remeasured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interests is carried at book value.

6. Excess of Costs Over Net Assets of Acquired Subsidiaries

The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.

However, ¥6,357 million of the remaining balance at March 31, 2002 of the excess of over the net assets cost of acquired subsidiaries purchased prior to March 31, 1999 is being amortized over 40 years.

7. Appropriations of Retained Earnings

The accompanying consolidated statements of retained earnings have been prepared based on the appropriations approved by shareholders through the end of the fiscal period.

8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

All highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.

Change in Presentation

Effective the year ended March 31, 2002, the Company separately presented "Loss on inventories", which had been included in "Other" in the non-operating expense for the year ended March 31, 2001, because this amount became more than 10% of non-operating expense. The amount of "Loss on inventories" included in "non-operating expense" for the year ended March 31, 2001, was ¥403 million.

Additional Information

There is no additional information.

Notes

1. Notes to the Consolidated Balance Sheets

(1) Contingent liabilities:

	As of March 31, 2001	As of March 31, 2002
Guarantees of loans of employees	¥40 million	¥61 million

(2) Notes receivable discounted:

	As of March 31, 2001	As of March 31, 2002
Discounted notes receivable for exports	-	¥51 million
Discounted U.S. dollar-denominated notes receivable for exports	-	¥30 million ($229 thousand)

(3) Convertible bond:

As of March 31, 2001:
There are no convertible bonds due within one year.

As of March 31, 2002:
The Company included ¥29,916 million of the Series #5 unsecured convertible bonds due 2006, which will be redeemed in accordance with the exercise of the optional redemption term, into the "Convertible bonds due within one year".

2. Notes to the Consolidated Income of Statements

	Year ended March 31, 2001	Year ended March 31, 2002
Significant components of SG&A expenses:		
Depreciation	¥1,523 million	¥1,280 million
Reserve for doubtful accounts	-	7
Reserve for bonuses to employees	3,991	4,054
Retirement benefit expenses	2,822	4,171
Reserve for officers' retirement benefits	73	70
Payroll expenses	18,550	20,890
Selling expenses	10,825	10,782
R&D expenses	41,188	47,844
R&D expenses included in SG&A and cost of sales	41,188	47,844

3. Notes to the Consolidated Statements of Cash Flows

(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets

	As of March 31, 2001	As of March 31, 2002
Cash and deposits	¥30,310 million	¥48,235 million
MMF and short-term investment trust maturing within 3 months	26,850	5,190
Cash and Cash Equivalents	¥57,161 million	¥53,426 million

(2) Non-cash transactions affected cash flows

	Year ended March 31, 2001	Year ended March 31, 2002
Exercise of warrants	¥372 million	-
Conversion of bonds	93	¥82 million

4. Lease Transactions

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	As of March 31, 2001		
	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	¥53 million	¥29 million	¥23 million
Furniture and fixtures	2,097	1,297	800
Total	¥2,150 million	¥1,326 million	¥824 million

	As of March 31, 2002		
	Acquisition cost	**Accumulated depreciation**	**Net balance**
Machinery and vehicle	**¥32 million**	**¥16 million**	**¥15 million**
Furniture and fixtures	**2,617**	**1,835**	**782**
Total	**¥2,649 million**	**¥1,851 million**	**¥798 million**

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	As of March 31, 2001	**As of March 31, 2002**
Due within one year	¥403 million	**¥356 million**
Due over one year	420	**441**
Total	¥824 million	**¥798 million**

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	Year ended March 31, 2001	**Year ended March 31, 2002**
Lease payments	¥537 million	**¥525 million**
Depreciation	¥537 million	**¥525 million**

(4)Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

5. Fair Value of Marketable Securities and Investment Securities

As of March 31, 2001:

(1) Trading securities
The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value
The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Marketable securities classified as other securities at market value

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:			
a. Stock	¥8,743 million	¥19,155 million	¥10,411 million
b. Bonds	11,288	11,343	55
c. Other	172	173	0
Subtotal	¥20,203 million	¥30,671 million	¥10,467 million
Securities whose carrying value does not exceed their acquisition costs:			
a. Stock	¥ 5,037 million	¥ 3,530 million	¥(1,506) million
b. Bonds	23,013	22,945	(67)
c. Other	134	134	(0)
Subtotal	¥28,185 million	¥26,610 million	¥(1,574) million
Total	¥48,389 million	¥57,282 million	¥8,893 million

(4) Other securities sold during the fiscal year
There was no significant profit and loss on the sale of other securities during the fiscal year.

(5) Balance sheet amounts of securities that are not presented at market value
a. Held-to-maturity securities:
The Company and its consolidated subsidiaries had no held-to-maturity securities.
b. Available-for-sale securities:
Money market funds and other securities: ¥ 26,850 million
Unlisted stocks, except stocks traded on the OTC market: ¥1,632million

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

Other securities with maturity dates:	Within one year	Between one and five years
Central and regional government bonds, etc.	-	¥1,000 million
Corporate bonds	¥12,360 million	20,267
Total	¥12,360 million	¥21,267 million

As of March 31, 2002:

(1) Trading securities
The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value
The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Marketable securities classified as other securities at market value

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:			
a. Stock	¥4,832 million	¥9,993 million	¥5,161 million
b. Bonds	4,392	4,397	4
c. Other	6,998	6,999	0
Subtotal	¥16,223 million	¥21,390 million	¥5,166 million
Securities whose carrying value does not exceed their acquisition costs:			
a. Stock	¥ 5,682 million	¥ 5,228 million	¥(454) million
b. Bonds	395	395	-
c. Other	33,405	33,005	(400)
Subtotal	¥39,484 million	¥38,629 million	¥(854) million
Total	¥55,708 million	¥60,019 million	¥4,311 million

(4) Other securities sold during the fiscal year
There was no significant profit and loss on the sale of other securities during the fiscal year.

(5) Balance sheet amounts of securities that are not presented at market value
c. Held-to-maturity securities:
The Company and its consolidated subsidiaries had no held-to-maturity securities.
d. Available-for-sale securities:
Money market funds and other securities: ¥ 5,190 million
Unlisted stocks, except stocks traded on the OTC market:¥1,473 million
Others: ¥4,989 million

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

Other securities with maturity dates:	Within one year	Between one and five years
Central and regional government bonds, etc.	¥ 1,712 million	-
Corporate bonds	20,971	¥15,504 million
Others	11,990	-
Total	¥34,673 million	¥15,504 million

6. Derivative Transactions

As of March 31, 2001:

(1) Items related to the status derivative transactions

a. **Description of transactions, policy and purpose of usage financial derivatives**

The Company enters the principal-and-interest of the U.S. dollar bonds with detachable warrants due 2000 into the foreign exchange forward agreement on its issuance, in order to settle cash out flow of redemption and payment for its interest in yen.

In addition, the Company utilizes such financial instruments partially for accounts such as receivable, accounts payable and accrued expenses in foreign currencies. However, the Company utilizes such derivative financial instruments for the purpose of hedging its exposure to adverse fluctuations in foreign currency exchange rates, but does not enter into transactions for speculative or trading purposes.

b. **Description of risks associated with derivative transactions**

The Company is exposed to credit risk in the event of nonperformance by its counterparties to derivative financial instruments, but it is believed that any such loss would not be material because the Company enters into transactions only with financial institutions with high credit ratings.

c. **Risk management of the financial derivatives**

Observing the company's internal rule and procedure, the Company administers risks of derivative transactions.

d. **Supplementary note for "Description of market value of the financial derivatives"**

The Company and consolidated subsidiaries do not utilize financial derivatives other than such foreign exchange forward agreement.

(2) Description of market value of the financial derivatives

There were no unrealized gains or losses on derivative transactions.

As a result of the adoption of a accounting standard for foreign currency transactions ("Opinion Concerning the Establishment of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999), derivatives transactions that allocate for foreign currency denominated monetary assets and liabilities, etc., were removed from the scope of disclosure.

As of March 31, 2002:

(1) Items related to the status derivative transactions

e. **Description of transactions, policy and purpose of usage financial derivatives**

The Company utilizes such financial instruments partially for accounts such as receivable, accounts payable and accrued expenses in foreign currencies. However, the Company utilizes such derivative financial instruments for the purpose of hedging its exposure to adverse fluctuations in foreign currency exchange rates, but does not enter into transactions for speculative or trading purposes.

f. **Description of risks associated with derivative transactions**

The Company is exposed to credit risk in the event of nonperformance by its counterparties to derivative financial instruments, but it is believed that any such loss would not be material because the Company enters into transactions only with financial institutions with high credit ratings.

g. **Risk management of the financial derivatives**

Observing the company's internal rule and procedure, the Company administers risks of derivative transactions.

h. **Supplementary note for "Description of market value of the financial derivatives"**

The Company and consolidated subsidiaries do not utilize financial derivatives other than such foreign exchange forward agreement.

(2) Description of market value of the financial derivatives

There were no unrealized gains or losses on derivative transactions.

7. Accounting for Retirement Benefits

(1) Overview of retirement benefits

The Company has various defined benefit plans such as a welfare pension fund plan, a tax qualified pension plan and a lump-sum payment plan. Additional retirement benefits may be paid to retired employees in certain cases. In April 1994, the Company transferred from the tax-qualified pension plan established in January 1983, to a welfare pension plan. In March 2001, a portion of the lump-sum payment plan was transferred to a tax-qualified pension plan.

The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

(2) Retirement benefit obligations

	As of March 31, 2001	As of March 31, 2002
Retirement benefit obligations	¥(60,219) million *(Note 4)*	**¥(61,509) million**
Pension assets	30,961	**28,351**
Unfunded retirement benefit obligations	(29,257)	**(33,157)**
Unrecognized prior service costs	(1,967) *(Note 3)*	**(1,562)**
Unrecognized actuarial loss	7,581	**7,199**
Reserve for employee's retirement benefits	¥(23,644) million	**¥(27,519) million**

Notes:

As of March 31, 2001:

1. *The government sponsored portion of welfare pension fund plan is included in the amount.*
2. *The company's domestic consolidated subsidiaries adopt the simplified method on calculating retirement benefit obligations.*
3. *Prior service costs (decrease of obligation) have incurred because of its defined benefits plan.*
4. *The effect of lowered benefit's rate influenced by the Law of Welfare Pension Insurance revised at March 2001 is included in this figure.*

As of March 31, 2002:

1. ***The government sponsored portion of welfare pension fund plan is included in the amount.***
2. ***The company's domestic consolidated subsidiaries adopt the simplified method on calculating retirement benefit obligations.***

(3) Retirement benefits expenses

	Year ended March 31, 2001	**Year ended March 31, 2002**
Service costs	¥2,917 million *(Note 1 and 4)*	**¥3,228 million *(Note 1 and 2)***
Interest cost	1,777	**1,785**
Expected return on pension assets	(592)	**(638)**
Amortization of net retirement benefit obligations arising from adoption of new accounting standards	6,126 *(Note 2)*	**-**
Amortization of actuarial gain or loss	-	**1,561**
Expense of amortization of prior service cost	(359) *(Note 3)*	**(405)**
Additional retirement benefit expenses	413	**269**
Total retirement benefit expenses	¥10,282 million	**¥5,801 million**

Notes:

Year ended March 31, 2001

1. *Plan participants' contributions to welfare pension funds has been deducted from the amount.*
2. *¥6 billion was contributed to a retirement benefit trust fund and was accounted for as an expense. In addition, the remaining balance was amortized as an expense.*
3. *This represents amortization of prior service costs described in note 3 in (2) Retirement benefit obligations.*
4. *Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.*

Year ended March 31, 2002

1. ***Plan participants' contributions to welfare pension funds has been deducted from the amount.***
2. ***Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.***

(4) Assumptions and policies adopted in calculation of retirement benefits obligations

	Year ended March 31, 2001	**Year ended March 31, 2002**
1) Discount rate	3.0%*(At the beginning of the current fiscal year, 3.5% was applied.)*	**3.0%**
2) Rate of expected return on plan assets	2.0% *(Regarding the life insurance company's portion of plan assets, the rate of return guaranteed at the time of the signing of the contract was 5.5% and this was included in calculating the overall rate of expected return on plan assets.)*	**2.0% *(Regarding the life insurance company's portion of plan assets, the rate of return guaranteed at the time of the signing of the contract was mainly 5.5% and this was included in calculating the overall rate of expected return on plan assets.)***
3) Attribution method of retirement benefits to the period	Straight line method for the years of services	**Not changed**
4) Period of amortizing prior service cost	10 years (Prior service costs are being amortized by the declining balance method over a period of average remaining services years of employees at the time of occurrence.)	**Not changed**
5) Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining services years of employees at the time of occurrence from the following year of occurrence.)	**Not changed**

8. Tax-Effect Accounting

(1) Principal deferred tax assets and tax liabilities

	As of March 31, 2001	As of March 31, 2002
Deferred tax assets:		
Loss on reserve for retirement benefits in excess of limit	¥9,595 million	¥9,852 million
Amortization of deferred tax assets in excess of limit for tax purposes	2,085	1,880
Loss on reserve for bonuses in excess of limit	1,366	1,853
Prepaid expenses for tax purposes	1,412	1,524
Prepaid research equipment and others for tax purposes	506	825
Depreciation of fixed assets in excess of limit	314	742
Elimination of unrealized profit on inventories	573	523
Temporary balance of deferred profit (overseas consolidated companies)	517	474
Unrecognized reserve for sales rebates	390	422
Unrecognized losses on securities	417	404
Unrecognized outstanding enterprise tax	892	358
Unrecognized reserve for bonuses to directors and corporate auditors	212	204
Other	1,872	3,163
Total deferred tax assets	20,157	22,230
Offset with deferred tax liabilities	(4,607)	(3,369)
Net deferred tax assets	¥15,550 million	¥18,860 million
Deferred tax liabiities:		
Unrealized gain on securities	¥3,691 million	¥1,785 million
Temporary balance of intangible fixed assets (overseas consolidated companies)	907	1,137
Other	55	472
Total deferred tax liabilities	4,654	3,396
Offset against deferred assets	(4,607)	(3,396)
Net deferred tax liabilities	¥47 million	¥26 million

(2) Significant components of difference between statutory tax rate and effective tax rate

	As of March 31, 2001	As of March 31, 2002
Statutory tax rate:	41.5%	41.5%
Adjustments		
Entertainment expenses and other items not permanently included in expenses	5.2	5.4
Dividend income and other items not permanently included in income	(0.2)	(0.2)
Inhabitant tax per capita	0.3	0.4
Difference of overseas consolidated company tax rate and statutory tax rate	(0.2)	(0.5)
Experimental research expense special exemption	-	(2.4)
Other	0.2	0.2
Rate of corporate income tax after application of tax-effect accounting	46.8%	44.4%

9. Segment Information

(1) Business Segments

For the year ended March 31, 2001 (April 1, 2000 - March 31, 2001) and

For the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods. As net sales, operating income and total assets of non-pharmaceutical segment constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

(2) Geographical Segments

For the year ended March 31, 2001 (April 1, 2000 - March 31, 2001) and

For the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of consolidated totals, the disclosure of geographical segment information has been omitted.

(3) Overseas Sales

For the year ended March 31, 2001 (April 1, 2000 - March 31, 2001)

		Year ended March, 31, 2001			
		North America	Europe	Other	Total
I	Overseas Sales	12,808	9,240	1,757	¥23,806 million
II	Consolidated net sales				¥203,005 million
III	Overseas sales as a percentage of consolidated net sales	6.3	4.5	0.9	11.7%

Notes:

1. *Segmentation of countries and areas are based on geographical location.*
2. *Major countries and areas included in each category:*
   a. *North America: The United States of America, Canada*
   b. *Europe: The United Kingdom, France, Germany, Spain, etc.*
   c. *Other: Asia, Australia, Africa, etc.*
3. *Overseas sales include export sales of the Company and its domestic subsidiaries and sales (Other than exports to Japan of its foreign consolidated subsidiaries.)*

For the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

		Year ended March, 31, 2002			
		North America	**Europe**	**Other**	**Total**
I	**Overseas Sales**	**15,386**	**11,894**	**1,831**	**¥29,112 million**
II	**Consolidated net sales**				**¥211,705million**
III	**Overseas sales as a percentage of consolidated net sales**	**7.3**	**5.6**	**0.9**	**13.8%**

Notes:

1. ***Segmentation of countries and areas are based on geographical location.***
2. ***Major countries and areas included in each category:***
   a. ***North America: The United States of America, Canada***
   b. ***Europe: The United Kingdom, France, Germany, Spain, etc.***
   c. ***Other: Asia, Australia, Africa, etc.***
3. ***Overseas sales include export sales of the Company and its domestic subsidiaries and sales (Other than exports to Japan of its foreign consolidated subsidiaries.)***

Attachment 9

[TRANSLATION]

CHUGAI PHARMACEUTICAL CO., LTD. For your well-being

Brief Announcement of Annual Non-Consolidated Financial Statements

(for the fiscal year ended March 31, 2002)

May 20, 2002

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/ceind02/)
Contact: Mr. Nobuyoshi Ando, Director of Accounting Department Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: May 20, 2002 Interim Dividends: Applicable
Date of Regular General Meeting of Shareholders: June 27, 2002 Application of unit share system: Applicable
(A unit is 1,000shares)

1. Non-Consolidated Operating Results for the FY 2002 Ended March 31, 2002

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2002 ended Mar. 31, 2002	¥188,352 million	3.9%	¥25,273 million	(14.5)%	¥28,120 million	(1.4)%
FY 2001 ended Mar. 31, 2001	¥181,223 million	2.6%	¥29,546 million	7.1%	¥28,505 million	7.4%

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/ Total Assets	Recurring Profit/ Net Sales
FY 2002 ended Mar. 31, 2002	¥13,787	(14.9)%	¥54.71	¥46.45	7.3%	8.6%	14.9%
FY 2001 ended Mar. 31, 2001	¥16,192	251.6%	¥64.45	¥54.44	9.3%	9.0%	15.7%

Note 1. Average number of outstanding shares: 252,004,553 shares for the year ended March 31, 2002 and 251,236,741 shares for the year ended March 31, 2001, respectively.
2. Change in method of accounting: None
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.

(2)Dividends

	Annual Dividends per Share	Interim	Year-end	Dividends Paid for the Year	Payout Ratio	Dividends on Equity
FY 2002 ended Mar. 31, 2002	¥16.00	¥8.00	¥8.00	¥4,032 million	29.2%	2.1%
FY 2001 ended Mar. 31, 2001	¥16.00	¥6.50	¥9.50	¥4,031 million	24.9%	2.2%

(3)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of March 31, 2002	¥329,809 million	¥191,977 million	58.2%	¥761.74
As of March 31, 2001	¥324,755 million	¥185,316 million	57.1%	¥735.38

Note: (a) Number of shares outstanding at the end of the fiscal year: 252,024,072 shares as of March 31, 2002 and 252,000,233 shares as of March 31, 2001, respectively.
(b) Numbers of treasury stock: 44,492 shares as of March 31.

2. Forecast for the Year Ending March 31, 2003 (April 1, 2002 - March 31, 2003)

	Net Sales	Recurring Profit	Net Income	Annual Dividends per Share Interim	Year-end	
First half ending Sept 30, 2002	¥97,000 million	¥14,500 million	¥(18,000) million	¥8.00	—	—
FY 2003 ending Mar. 31, 2003	¥228,500 million	¥28,000 million	¥(13,500) million	—	¥8.00	¥16.00

Note: Projected net income per share for the year ending March 31, 2003 is ¥(53.57), based on the number of outstanding shares as of March 31, 2002.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.
In addition, the above projections are based on the assumption that the proposed merger with Nippon Roche, K.K.. (scheduled for implementation on October 1, 2002) and the spin-off of Gen-Probe Inc. will be approved by the June 2002 general meeting of shareholders and thereafter implemented.
A net loss is projected due to temporary expenses associated with the business integration as well as a corporate income tax liability on gains on the sales of shares in Gen-Probe Inc. for tax purposes arising from the spin-off of Gen-Probe.

Non-Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of March 31, 2001			As of March 31, 2002			Change
Assets			%			%	
I Current Assets:							
Cash and deposits		22,116			26,271		
Trade notes receivable		11,700			9,777		
Accounts receivable		52,790			53,374		
Marketable securities		30,529			29,181		
Merchandise		5,571			7,432		
Products		5,312			4,733		
Semi-finished goods		10,066			8,994		
Raw materials		2,333			2,822		
Work in progress		427			504		
Stored goods		64			61		
Pre-paid expenses		1,163			1,334		
Deferred tax assets		4,905			5,533		
Payments receivable		2,946			2,961		
Treasury stock, at cost		3			-		
Other		1,743			1,030		
Reserve for doubtful accounts		(795)			(214)		
Total current assets		150,879	46.5		153,800	46.6	2,920
II Fixed Assets:							
1 Tangible fixed assets:							
Buildings	66,860			69,672			
Accumulated depreciation	33,226	33,634		35,593	34,078		
Structures	7,316			7,342			
Accumulated depreciation	4,498	2,818		4,779	2,563		
Machinery and equipment	47,545			48,094			
Accumulated depreciation	35,988	11,557		37,059	11,034		
Vehicles and transport equipment	239			258			
Accumulated depreciation	187	51		189	68		
Furniture and fixtures	26,683			27,256			
Accumulated depreciation	21,383	5,299		22,008	5,247		
Land		10,529			10,529		
Construction in progress		1,647			5,180		
Total tangible fixed assets		65,538			68,703		

(Millions of Yen)

Accounts	As of March 31, 2001			As of March 31, 2002			Change
2 Intangible fixed assets:			%			%	
Patent rights		27			11		
Trademark rights		5			4		
Other		1,090			893		
Total intangible fixed assets		1,123			909		
3 Investments and other assets:							
Investment securities		53,739			41,557		
Investments in subsidiaries and affiliates		22,253			32,304		
Investment in capital		22			22		
Investment in capital to affiliates		6			70		
Long-term loans		40			37		
Long-term loans to employees		1,368			1,091		
Long-term loans to affiliates		740			2,459		
Long-term prepaid expenses		5,163			3,964		
Deferred tax assets		9,635			11,893		
Guarantee deposits		3,477			3,604		
Long-term receivables		7,782			6,421		
Other		3,276			3,242		
Reserve for doubtful acccounts		(292)			(274)		
Total investments and other assets		107,214			106,395		
Total fixed assets		173,875	53.5		176,008	53.4	2,132
Total Assets		324,755	100.0		329,809	100.0	5,053

(Millions of Yen)

Accounts	As of March 31, 2001			As of March 31, 2002			Change
Liabilities			%			%	
I Current Liabilities:							
Notes payable		2,508			1,835		
Accounts payable		5,695			6,221		
Short-term borrowings		3,100			2,980		
Convertible bonds due within one year		-			39,822		
Long-term loans due within one year		83			48		
Accrued liabilities		5,146			5,727		
Accrued expenses		9,661			9,760		
Accrued income taxes		10,302			3,473		
Accrued consumption tax		1,550			650		
Advance payments		0			8		
Deposits		343			347		
Reserve for bonuses to employees		6,339			6,527		
Reserve for sales returns		306			444		
Reserve for sales rebates		939			1,016		
Accrued capital investment		3,018			4,974		
Other		589			496		
Total current liabilities		49,587	15.3		84,332	25.6	34,745
II Fixed Liabilities:							
Convertible bonds		64,807			24,903		
Long-term debt		95			47		
Reserve for employees' retirement benefits		23,064			26,932		
Reserve for officers' retirement benefits		510			491		
Other		1,374			1,125		
Total fixed liabilities		89,852	27.6		53,498	16.2	(36,353)
Total liabilities		139,439	42.9		137,831	41.8	(1,608)
Stockholders' Equity							
I Common stock		23,993	7.4		24,034	7.3	40
II Additional paid-in capital		35,139	10.8		35,180	10.7	40
III Legal reserve		4,786	1.5		5,086	1.5	300
IV Retained earnings:							
1 Retained income							
General reserve	97,720	97,720		108,220	108,220		
2 Retained earnaings		18,538			17,052		
Total retained earnings		116,258	35.8		125,272	38.0	9,014
V Net unrealized gain on securities		5,138	1.6		2,472	0.7	(2,665)
VI Treasury stock, at cost		-	-		(69)	(0.0)	(69)
Total shareholders' equity		185,316	57.1		191,977	58.2	6,661
Total liabilities and shareholders' equity		324,755	100.0		329,809	100.0	5,053

Non-Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)			FY 2002 (Apr. 1, 2001 - Mar. 31, 2002)			Change
			%			%	
I Net sales							
Product sales	142,732			152,132			
Merchandise sales	37,574			34,985			
Patent royalties	916	181,223	100.0	1,234	188,352	100.0	7,129
II Cost of sales							
1 Inventory of merchandise and products at start of period	11,809			10,884			
2 Merchandise procured	21,050			23,838			
3 Cost of production	23,096			26,859			
4 Transfer from other accounts	9,458			10,668			
Total	65,415			72,250			
5 Transfer to other accounts	1,500			2,484			
6 Inventory of merchandise and products at end of period	10,884			12,165			
Total	12,384	53,030	29.3	14,650	57,600	30.6	4,569
Gross profit		128,192	70.7		130,752	69.4	2,560
Reserve for sales returns		290			306		
Reversal of reserve for sales returns		306			444		
Net gross profit		128,176	70.7		130,614	69.3	2,437
III Selling, general and administrative expenses							
Advertising and public relations expense	4,811			4,747			
Sales promotion expense	10,758			10,622			
Reserve for doubtful accounts	55			-			
Salaries and benefits	15,247			15,255			
Welfare expenses	4,203			4,217			
Reserve for bonus to employees	3,925			3,991			
Retirement benefit expenses	2,730			4,047			
Reserve for officers' retirement benefits	73			69			
Travel and transportation expense	2,586			2,549			
Depreciation and amortization expense	1,182			786			
R & D expense	35,673			40,850			
Other	17,381	98,630	54.4	18,203	105,340	55.9	6,710
Operating income		29,546	16.3		25,273	13.4	(4,272)

(Millions of Yen)

Accounts	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)			FY 2002 (Apr. 1, 2001 - Mar. 31, 2002)			Change
IV Non-operating income			%			%	
Interest income	90			58			
Negotiable securities interest income	355			206			
Dividend income	925			297			
Real estate lease payments	505			504			
Life insurance dividends	590			526			
Gain on sales of distribution right, etc.	-			3,192			
Other	795	3,263	1.8	1,544	6,330	3.4	3,067
V Non-operating expenses							
Interest expense	106			67			
Interest payments on corporate bonds	715			759			
Loss on disposal of fixed assets	675			502			
Valuation loss of investment securities	92			-			
Reserve for doubtful accounts	229			-			
Loss on inventories	-			1,376			
Other	2,484	4,304	2.4	777	3,483	1.8	(820)
Recurring profit		28,505	15.7		28,120	14.9	(384)
VI Extraordinary gain							
Compensation for early termination of a contract	8,400	8,400	4.6	-	-	-	(8,400)
VII Extraordinary loss							
Valuation loss of investment securities	-			3,240			
Amortization of unfunded retirement benefit obligation	6,126			-			
Valuation loss on investments in subsidiaries, etc.	901	7,027	3.9	-	3,240	1.7	(3,786)
Income before income taxes		29,878	16.5		24,880	13.2	(4,997)
Income taxes:							
Current	16,235			12,086			
Deferred	(2,549)	13,686	7.6	(994)	11,092	5.9	(2,593)
Net income		16,192	8.9		13,787	7.3	(2,404)
Retained earnings at beginning of year		4,147			5,281		
Interim dividends		1,637			2,015		
Appropriation of retained earnings		163			-		
Retained earnings at end of year		18,538			17,052		

Manufacturing Costs

(Millions of Yen)

Accounts	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)			FY 2002 (Apr. 1, 2001 - Mar. 31, 2002)			Change
			%			%	
I Raw materials		10,707	41.0		10,351	39.1	(355)
II Labor		5,076	19.4		5,225	19.7	148
III Expense							
Outside processing	2,480			2,366			
Depreciation	3,824			4,306			
Other	4,030	10,336	39.6	4,230	10,903	41.2	567
Total manufacturing expense		26,120	100.0		26,480	100.0	360
Work in progress, semifinishied goods, and inventories at start of year		8,195			10,494		
Total		34,315			36,975		
Transfers to other accounts		724			616		
Work in progress, semifinishied goods, and inventories at end of year		10,494			9,499		
Total manufacturing cost		23,096			26,859		

Appropriation of Net Income

(Millions of Yen)

Accounts	FY 2001 (Apr. 1, 2000 - Mar. 31, 2001)		FY 2002 (Apr. 1, 2001 - Mar. 31, 2002)	
Unappropriated earnings for the year		18,538		17,052
Appropriation of earnings:				
Legal reserve	300		-	
Dividends	2,393		2,016	
Bonuses to directors	63		63	
(Portion to corporate auditors)	(2)		(2)	
Retained earnings				
General reserve	10,500	13,256	7,000	9,079
Unappropriated earnings carried forward		5,281		7,973

Cash dividends share

	FY 2001			FY 2002		
	Total	Interim	Year-end	Total	Interim	Year-end
Ordinary dividends	¥ 16.00	¥ 6.50	¥ 9.50	¥ 16.00	¥ 8.00	¥ 8.00

Significant accounting policies

1. Basis and method for valuation of securities

a. Financial assets

- Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
- Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.

2. Basis and method for valuation of inventories

- Inventories other than work in process are presented at cost determined principally by the average method.
- Work in process is stated at cost determined principally by the first-in, first-out method.

3. Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

4. Accounting for important reserves

a. Reserve for doubtful accounts

In order to prepare for losses of bad credits such as account recievables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for genaral credits, and is provided for at amount that is estimated indivisualy considering these posibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financail instruments.

b. Reserve for bonuses to employees

The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal periods.

c. Reserve for sales returns

The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal periods, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.

d. Reserve for sales rebates

The reserve for sales rebates is computed by multiplying the balance of account recievables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.

e. Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance-sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date.

Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees.

Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees. And actuarial gain and loss are amortized from following year in which the gain or loss is recognized.

Unfunded retirement benefit obligation was accounted for as an expense at the time of occurance.

f. Reserve for officers' retirement benefits

The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

5. Accounting for lease transactions

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

6. Other

Consumption taxes

Income and expenses are recorded at net of consumption tax. Temporary payments and receipts of consumption tax are eliminated and recorded as accrued consumption tax.

Change in Presentation

Effective the year ended March 31, 2002, the Company separately presented "Loss on inventories", which had been included in "Other" in the non-operating expense for the year ended March 31, 2001, because this amount became more than 10% of non-operating expense. The amount of "Loss on inventories" included in "non-operating expense" for the year ended March 31, 2001, was ¥383 million.

Additional Information

Treasury Stock

Effective the year ended March 31, 2002 due to the adoption of revised accounting standard regarding non-consolidated financial statements, the Company has presented treasury stock, presented in current assets, as a deducted item in shareholders' equity section in its non-consolidated financial statements.

Notes

1. Notes to the Non-Consolidated Balance Sheets

(1) Contingent liabilities:

	As of March 31, 2001	As of March 31, 2002
Contingently liable as a guarantor of bank loans for a subsidiary, Gen-Probe Inc.	¥1,790 million ($14,448 thousand)	**¥1,650 million ($12,384 thousand)**
Guarantees of loans of employees	¥40 million	**¥61 million**

(2) Notes receivable discounted:

	As of March 31, 2001	As of March 31, 2002
Discounted notes receivable for exports	-	**¥51 million**
Discounted U.S. dollar-denominated notes receivable for exports	-	**¥30 million ($229 thousand)**

(3) Increment in outstanding shares:

	As of March 31, 2001	As of March 31, 2002
Conversion from convertible bonds:		
Number of shares converted	91,408 shares	**68,331 shares**
Amount transferred to paid-in capital	¥46,498,794	**¥40,998,600**
Exercise of warrants:		
Number of shares issued	2,749,106 shares	-
Amount transferred to paid-in capital	¥1,396,545,848	-

(4) Process for matured notes on the end of fiscal periods:

Although the closing date of the fiscal period was a holiday for financial institutions, the Company accounted for the matured notes on the end of fiscal periods as if notes were settled on maturity basis. The amount of notes matured on the end of fiscal periods and excluded from the balance sheet, was as follows.

	As of March 31, 2001	As of March 31, 2002
Notes receivable	¥1,870 million	**¥1,299 million**
Notes payable	¥ 851 million	**¥928 million**

(5) Convertible bond:

As of March 31, 2001:
There are no convertible bonds due within one year.

As of March 31, 2002:
The Company included ¥29,916 million of the Series #5 unsecured convertible bonds due 2006, which will be redeemed in accordance with the exercise of the optional redemption term, into the "Convertible bonds due within one year".

2. Notes to the Non-Consolidated Statement of Income

	Year ended March 31, 2001	Year ended March 31, 2002
Research and development expenses included in SG&A	¥35,673 million	**¥40,850 million**

3. Lease Transactions

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	As of March 31, 2001		
	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	¥30 million	¥12 million	¥18 million
Furniture and fixtures	2,016	1,244	771
Total	¥2,046 million	¥1,256 million	¥790 million

	As of March 31, 2002		
	Acquisition cost	**Accumulated depreciation**	**Net balance**
Machinery and vehicle	**¥28 million**	**¥14 million**	**¥13 million**
Furniture and fixtures	**2,575**	**1,808**	**767**
Total	**¥2,604 million**	**¥1,823 million**	**¥781 million**

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	As of March 31, 2001	**As of March 31, 2002**
Due within one year	¥386 million	**¥349 million**
Due over one year	404	**431**
Total	¥790 million	**¥781 million**

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	Year ended March 31, 2001	**Year ended March 31, 2002**
Lease payments	¥515 million	**¥515 million**
Depreciation	¥515 million	**¥515 million**

(4)Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

4.Fair Value of Investments in subsidiaries and affiliates

As of March 31, 2001: The Company has no investments in subsidiaries and affiliates that have fair-value.

As of March 31, 2002: The Company has no investments in subsidiaries and affiliates that have fair-value.

5. *Tax-Effect Accounting*

(1) Principal deferred tax assets and tax liabilities

	As of March 31, 2001	As of March 31, 2002
Deferred tax assets:		
Loss on reserve for retirement benefits in excess of limit	¥9,458 million	¥9,703 million
Amortization of deferred tax assets in excess of limit for tax purposes	2,084	1,880
Loss on reserve for bonuses in excess of limit	1,323	1,806
Prepaid expenses for tax purposes	1,411	1,524
Prepaid research equipment and others for tax purposes	504	818
Depreciation of fixed assets in excess of limit	232	619
Unrecognized losses on securities	594	579
Unrecognized reserve for sales rebates	390	422
Unrecognized outstanding enterprise tax	882	353
Unrecognized reserve for bonuses to directors and corporate auditors	212	204
Other	1,098	1,278
Total deferred tax assets	18,189	19,186
Deferred tax liabiities:		
Unrealized gain on securities	¥(3,648) million	¥(1,759) million
Total deferred tax liabilities	(3,648)	(1,759)
Net deferred tax assets	¥14,541 million	¥17,427 million

(2) Significant components of difference between statutory tax rate and effective tax rate

	As of March 31, 2001	As of March 31, 2002
Statutory tax rate:	41.5%	41.5%
Adjustments		
Entertainment expenses and other items not permanently included in expenses	5.1	5.6
Dividend income and other items not permanently included in income	(1.0)	(0.3)
Inhabitant tax per capita	0.3	0.4
Experimental research expense - special exemption	-	(2.5)
Other	(0.1)	(0.2)
Rate of corporate income tax after application of tax-effect accounting	45.8%	44.5%

Changes to the Board of Directors

(As of June 27, 2002)

1. Change of Representative Director

There is no change of the representative director scheduled.

2. New Candidate for Director

(To be voted on at the June 27, 2002, general meeting of shareholders)
Ryuzo Kodama
Member of the Board of Directors, Managing Director, Head of The Americas Division, Sumitomo Mitsui Banking Corporation.
Ryuzo Kodama is scheduled to be newly appointed as a Vice President

Etsuro Ogata
Honorary Director of Hospital of Japanese Foundation for Cancer Research
Etsuro Ogata is scheduled to be newly appointed as an Independent Director

3. New Candidate for Corporate Auditor

(To be voted on at the June 27, 2002, general meeting of shareholders)
Tsuguo Ogasawara, Vice President of International Business

4. Retirement of Directors

Takeshi Yoshida, Senior Vice President and Member of the board of Directors
Keiichi Takashige, Senior Vice President and Member of the board of Directors
Hiroshi Mineoka, Member of the Board of Directors
Henry L. Nordohoff, Member of the Board of Directors
Takeshi Yoshida is scheduled to be appointed as a Vice President, Keiichi Takashige is scheduled to be appointed as an Advisor, Hiroshi Mineoka is scheduled to be appointed as an Advisor.

5. Retirement of Corporate Auditor

Toshio Ohya, Corporate Auditor
Toshio Ohya is scheduled to be appointed as an Advisor.

6. Promotion to New Positions

Deputy President Ken-ichiro Gocho, Executive Vice President and Member of the Board of Directors
Deputy President Motoo Ueno, Senior Vice President and Member of the Board of Directors

Attachment 10

[TRANSLATION]

For your well-being

02 JUL -8 AM 10: 16

Fiscal Year 2002

Supplementary Material for Consolidated Interim Financial Results (ended September 30, 2001)

CHUGAI PHARMACEUTICAL CO., LTD.

Contact : Chugai Pharmaceutical Co., Ltd. Public Relations Office

TEL:+81-(0)3-3273-0881 FAX: +81-(0)3-3281-6607

pr@chugai-pharm.co.jp

URL: http://www.chugai-pharm.co.jp

Comparisons with the Previous Fiscal Period

Chugai Pharma France S.A.S was established in April 2001 and is included within the scope of Chugai's consolidated accounting from the interim period under review. (The France-based branch of Chugai Pharma Marketing Ltd. (CPM), in the United Kingdom, was incorporated and its name was changed to Chugai Pharma France S.A.S.)

Business Segments

In consideration of product categories, properties, and manufacturing methods, Chugai classifies its operations into the Pharmaceuticals Business and the Other Businesses—those not related to the Pharmaceuticals Business.

Pharmaceuticals Business: prescription pharmaceuticals, non-prescription products, diagnostic products

Others Businesses: agrochemicals, insecticides, and medical equipment

1. Forecasted Results and Differentials

(Millions of Yen)

	First Half of FY2002 Actual Results	Initial Projection (announced on May 21, 2001)	Change	
			Amount	%
Net Sales	108,221	107,000	1,221	1.1%
Operating Income	16,425	16,500	(75)	(0.5)%
Recurring Profit	18,846	17,000	1,846	10.9%
Net Income	9,141	9,000	141	1.6%
Net Income per Share	¥36.28	¥35.71	¥0.57	1.6%

Net sales surpassed expectations thanks to favourable performances of new prescription drugs in non-consolidated operations, sharp growth in sales of new products launched in the previous period, and the effects of exchange rates. These factors compensated for a decline in sales of non-prescription products, such as nutritional supplement drinks.

At the profit level, recurring profit rose due to such non-operating income as the receipt of lump-sum income from the unexpected transfers of product sales rights in the Company's consolidated operations. However, net income exceeded initial forecasts by only slightly more than ¥100 million, due to an evaluation loss on marketable securities that was recorded as an extraordinary loss.

2. Financial Highlights

(Millions of Yen)

	First Half of FY2000	First Half of FY2001	First Half of FY2002	FY2001	FY2002/3 (Provision)
Net Sales	100,269	101,880	108,221	203,005	211,000
Operating Income	—	16,925	16,425	30,242	30,000
Recurring Profit	15,096	17,106	18,846	29,039	30,500
Net Income	9,489	10,313	9,141	15,500	17,000
Return on Equity	5.9%	5.7%	4.7%	8.6%	—
Return on Assets (Recurring Profit)	4.9%	5.2%	5.5%	8.8%	—
Net Income per Share [Basic]	¥38.50	¥41.05	¥36.28	¥61.70	¥67.46
Net Income per Share [Fully Diluted]	—	¥35.55	¥30.57	¥52.18	—
Shareholders' Equity per Share	¥687.85	¥747.57	¥778.80	¥754.99	—
Shareholders' Equity to Total Assets	54.7%	55.5%	56.3%	55.9%	—
Cost of Sales to Net Sales	30.1%	29.7%	30.0%	30.6%	30.8%
SG&A Expenses to Net Sales	35.0%	34.0%	34.3%	34.2%	34.1%
R&D Expenses	19,494	20,007	22,189	41,188	44,000
R&D Expenses to Net Sales	19.4%	19.6%	20.5%	20.3%	20.9%
Capital Expenditures	8,120	5,147	4,885	9,689	21,000
Depreciation	5,956	6,134	5,457	12,518	12,400
Overseas Sales	11,700	11,178	13,348	23,806	26,000
Overseas Sales to Net Sales	11.7%	11.0%	12.3%	11.7%	12.3%
Consolidated/Non-Consolidated Ratio (Net Sales)	1.11	1.10	1.12	1.12	1.11
Consolidated/Non-Consolidated Ratio (Operating Income)	0.99	1.03	1.03	1.02	1.02
Consolidated/Non-Consolidated Ratio (Recurring Profit)	0.98	1.00	1.04	1.02	1.05
Consolidated/Non-Consolidated Ratio (Net Income)	1.41	0.98	1.04	0.96	1.06
Cash Flows from Operating Activities	—	3,413	15,783	18,000	—
Cash Flows from Investing Activities	—	(2,529)	(7,983)	(7,692)	—
Cash Flows from Financing Activities	—	(3,669)	(2,807)	(5,495)	—
Cash and Cash Equivalents	—	49,118	62,487	57,161	—
Number of Employees	4,959	4,960	5,010	4,931	5,033

Notes: 1. Figures and ratios for the first half of fiscal 2000 are unaudited and are included for reference purposes.
2. Interim return on equity and recurring profit to total assets ratios are not calculated on an annual basis.
3. Number of employees includes employees seconded to other companies.


Net Sales
Recurring Profit
120,000
100,000
80,000
60,000
40,000
20,000
0
97,495
14,428
100,269
15,096
101,880
17,106
108,221
18,846
1998/9
1999/9
2000/9
2001/9


ROE
ROA
7.0
6.0
5.0
4.0
3.0
2.0
4.8
2.7
5.9
4.9
5.7
5.2
5.5
4.7
1998/9
1999/9
2000/9
2001/9


Cost of Sales to Net Sales
SG&A Ratio
38%
36%
34%
32%
30%
28%
35.9%
35.0%
34.0%
34.3%
30.4%
30.1%
29.7%
30.0%
1998/9
1999/9
2000/9
2001/9


R&D Expenses
R&D Ratio
30,000
25,000
20,000
15,000
10,000
5,000
0
22%
21%
20%
19%
18%
17%
16%
18.9%
19.4%
19.6%
20.5%
18,398
19,494
20,007
22,189
1998/9
1999/9
2000/9
2001/9


Capital Expenditures
Depreciation
10,000
8,000
6,000
4,000
2,000
0
7,739
8,120
5,147
4,885
5,570
5,956
6,134
5,457
1998/9
1999/9
2000/9
2001/9


Overseas Sales
Overseas Ratio
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14%
13%
12%
11%
10%
9%
8%
7%
6%
12.8%
11.7%
11.0%
12.3%
12,509
11,700
11,178
13,348
1998/9
1999/9
2000/9
2001/9


Overseas Sales (2000/9)
771
4,800
5,606
North America
Europe
Other


Oversease Sales (2001/9)
793
5,487
7,067
North America
Europe
Other

3. Forecasts for Fiscal Year 2002 (April 1, 2001 – March 31, 2002)

(Millions of Yen)

	FY2002 (Provision)	FY2001	Change	
			Amount	%
Net Sales	211,000	203,005	7,995	3.9%
Operating Income	30,000	30,242	(242)	(0.8)%
Recurring Profit	30,500	29,039	1,461	5.0%
Net Income	17,000	15,500	1,500	9.7%
Net Income per Share	¥67.46	¥61.70	¥5.76	9.3%

For details, please refer to Page 7, Note 2 of the Interim Consolidated Financial Statements.

4. Income Statement Status

(1) Sales by Category

(Millions of Yen)

	First Half of FY2002		First Half of FY2001		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	83,466	77.1	78,319	76.9	5,147	6.6
Diagnostics	8,461	7.8	6,707	6.6	1,754	26.1
Medical Devices	626	0.6	513	0.5	113	22.1
Sub-total	92,553	85.5	85,539	84.0	7,014	8.2
Nonprescription products	14,829	13.7	15,564	15.3	(734)	(4.7)
Other	837	0.8	776	0.7	61	7.9
Total	108,221	100.0	101,880	100.0	6,340	6.2
Overseas Sales	13,348	12.3	11,178	11.0	2,170	19.4
Revenues from Fees for Patent Right Use	622	0.6	366	0.4	256	70.0

Notes: 1. Classification differs from business segments.

2. Nonprescription products include sales of *Valsan*.

For details, please refer to the next page.

(2) Sales of the Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

Product Name	First Half of the Fiscal Year			Fiscal Year		
	2001/9	2000/9	Change	2002/3 Provisions	2001/3	Change
Prescription Pharmaceuticals						
Epogin	30,900	27,900	10.8%	62,000	55,300	12.1%
Alfarol	10,300	10,100	2.0%	20,000	19,900	0.5%
Neutrogin	9,400	9,400	0.0%	19,000	18,200	4.4%
Sigmart	8,700	9,000	(3.3)%	17,300	17,000	1.8%
Rythmodan	4,800	5,000	(4.0)%	9,300	9,700	(4.1)%
Suvenyl	2,900	600	383.3%	5,700	2,600	119.2%
Oxarol	2,400	200	1,100.0%	5,000	1,800	177.8%
Ulcerlmin	2,500	2,600	(3.8)%	4,900	5,400	(9.3)%
Amoban	1,700	1,800	(5.6)%	3,300	3,600	(8.3)%
Preran	1,300	1,400	(7.1)%	2,700	2,700	0.0%
Glyceol	1,300	1,400	(7.1)%	2,500	2,700	(7.4)%
Keiten	1,200	1,400	(14.3)%	2,300	2,600	(11.5)%
Picibanil	600	700	(14.3)%	1,100	1,400	(21.4)%
Nonprescription Products						
Guronsan Brand	6,600	7,700	(14.3)%	12,000	13,700	(12.4)%
Varsan Brand	6,100	5,900	3.4%	8,800	8,700	1.1%
Chugai Ichoyaku Brand	800	700	14.3%	1,700	1,600	6.3%

Notes: 1. In May 2001 *Epogin* was launched as a prefilled syringe.

2. *Suvenyl* (sodium hyaluronate), an agent for relieving pain associated with chronic rheumatoid arthritis, was launched in August 2000, and *Oxarol* (maxacalcitol), an agent for treating secondary hyperparathyroidism, was launched in September 2000.

(3) SG&A Expenses

(Millions of Yen)

	First Half of FY2002	Ratio	First Half of FY2001	Ratio	Change	
					Amount	%
SG&A Expenses	37,106	34.3%	34,687	34.0%	2,419	7.0%
R&D Expenses	22,189	20.5%	20,007	19.6%	2,182	10.9%
Total	59,296	54.8%	54,694	53.7%	4,602	8.4%

The principal increases within SG&A expenses were expenses for retirement benefits, advertising expenses, and sales promotion expenses. The principal increases within R&D expenses were for joint research, the introduction of technologies, and expenses related to commissioned research.

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	First Half of FY2002	First Half of FY2001	Change
Interest and Dividends Received [Dividends Received]	408 [140]	525 [179]	(117) [(39)]
Interest Paid [Interest on Corporate Bonds]	494 [382]	469 [338]	25 [44]
Net Difference: Financial Income and Expenses	(86)	56	(142)

b. Equity in Earnings of Affiliated Companies

Through Chugai Pharma Marketing, Chugai has equity in earnings of Chugai Aventis (Chugai indirectly holds a 55% share).

This amounted to ¥477 million in the first half of fiscal 2002 and ¥370 million in the first half of the previous fiscal year.

c. Other Non-Operating Income

This consisted mainly of a lump-sum payment received for the transfer of product sales rights in our non-consolidated operations. (For details, please refer to Page 6 of Supplementary Reference Materials for Non-Consolidated Operations.)

(5) Extraordinary Losses

Valuation loss of investment securities: Chugai recorded an impairment loss on those investment and marketable securities that declined sharply in market value.

5. Balance Sheets Status

Summarized Balance Sheets

(Millions of Yen)

	As of Sept. 30, 2001		As of Mar. 31, 2001		Change	Notes
	Amount	%	Amount	%		
Assets	348,609	100.0%	340,174	100.0%	8,435	(1)
Current Assets	181,682	52.1%	167,050	49.1%	14,632	(2)
Fixed Assets	166,927	47.9%	173,124	50.9%	(6,196)	(3)
Liabilities	151,338	43.4%	148,927	43.8%	2,410	(4)
Current Liabilities	66,578	19.1%	55,687	16.4%	10,890	(5)
Fixed Liabilities	84,759	24.3%	93,239	27.4%	(8,479)	(6)
Minority Interests	1,015	0.3%	990	0.3%	25	
Shareholders' Equity	196,256	56.3%	190,256	55.9%	5,999	
Common Stock	23,993	6.9%	23,993	7.1%	—	(7)
Additional Paid-In Capital	35,139	10.1%	35,139	10.3%	—	(7)
Retained Earnings	133,819	38.4%	127,134	37.4%	6,684	
Net Unrealized Gain on Securities	3,047	0.8%	5,211	1.5%	(2,164)	(8)
Translation Adjustments	260	0.1%	(1,219)	(0.4)%	1,479	(9)
Treasury Stock, at Cost	(4)	(0.0)%	(3)	(0.0)%	(1)	

For details on increases and decreases from the previous period on a non-consolidated basis, please refer to Supplementary Materials for Non-consolidated Operations.

(1) **Total Assets** (Increase/Decrease from the previous period)

+ ¥8,435 million (Non-consolidated: + ¥7,487 million/ Subsidiaries: + ¥947 million)

(2) **Current Assets** (Increase/Decrease from the previous period)

+ ¥14,632 million (Non-consolidated: + ¥14,228 million/ Subsidiaries: + ¥404 million)

a. Current Assets on Hand (Cash + Marketable Securities)

(Millions of Yen)

As of September 30, 2001	As of March 31, 2001	Change
72,626	62,151	10,474

The principal factor underlying the increase was a rise in marketable securities in non-consolidated operations.

b. Sales Credit (Notes Receivable + Accounts Receivable)

(Millions of Yen)

As of September 30, 2001	As of March 31, 2001	Change
70,405	68,503	1,902

The principal reason for this increase was a rise in non-consolidated sales.

c. Inventories (Finished Products + Work in Progress + Raw Materials + Products in Storage)

(Millions of Yen)

As of September 30, 2001	As of March 31, 2001	Change
27,410	25,946	1,464

The principal factor underlying this increase was a rise in inventories of prescription pharmaceuticals in non-consolidated operations.

(3) Fixed Assets (Increase/Decrease from the previous period)

- ¥6,196 million (Non-consolidated: - ¥6,740 million/ Subsidiaries: + ¥543 million)

a. Tangible Fixed Assets

(Millions of Yen)

As of September 30, 2001	As of March 31, 2001	Change
77,809	77,797	11

b. Intangible Fixed Assets

(Millions of Yen)

As of September 30, 2001	As of March 31, 2001	Change
11,052	10,745	306

c. Investments and Other Assets

(Millions of Yen)

As of September 30, 2001	As of March 31, 2001	Change
78,065	84,580	(6,514)

The principal reason for this decline was a decrease in investment securities resulting from a fall in the market value of such securities in our non-consolidated operations. An evaluation loss amounted to ¥3,691 million and Chugai recorded an impairment loss of ¥2,403 million in investment securities for which market value declined sharply.

d. Amounts of Capital Investment by Company

Parent Company *	¥4,283 million
Gen Probe	¥353 million
Others	¥248 million
Total	¥4,885 million

* For details, please refer to Reference Materials for Non-Consolidatd Operations.

(4) Total Liabilities (Increase/Decrease from the previous period)

+ ¥2,410 million (Non-consolidated: + ¥3,254 million/ Subsidiaries: - ¥843 million)

(5) Current Liabilities (Increase/Decrease from the previous period)

+ ¥10,890 million (Non-consolidated: + ¥11,392 million/ Subsidiaries: - ¥501 million)

a. Payment Liabilities (Notes Payable + Accounts Payable)

(Millions of Yen)

As of September 30, 2001	As of March1, 2001	Change
11,607	10,690	917

The principal factor underlying this increase was a rise in accounts payable.

(6) Fixed Liabilities (Increase/Decrease from the previous period)

- ¥8,479 million (Non-consolidated: - ¥8,138 million/ Subsidiaries: - ¥341 million)

The principal factor underlying this decrease was that the redemption period for the Company's 3rd unsecured convertible bonds (¥9,906 million) was within one year and this amount was transferred to current liabilities

a. Long-term Debt

(Millions of Yen)

As of September 30, 2001	As of March 31, 2001	Change
1,317	1,472	(154)

(7) Common Stock and Additional Paid-In Capital (Increase/Decrease from the previous period)

There were no changes in the first half of the fiscal year.

The total amount of stock issued at the end of the interim period amounted to 251,998,049 shares (excluding treasury stock). The number of latent share (shares issued in the event that all convertible bonds were converted into stock) total 54,631 thousand shares.

(8) Net Unrealized Gain on Securities

All valuation gains of ¥3,047 million (after deductions for tax-effect accounting) were directly credited to capital.

(9) Translation Adjustments (Increase/Decrease from the previous period)

A ¥260 million foreign currency translation adjustment gain was recorded in the capital accounts of overseas subsidiaries because of the depreciation of the yen.

6. Cash Flows Status

Summarized Cash Flows Statement

(Millions of Yen)

	First Half of FY2002	First Half of FY2001	Change	Reference for First Half of FY2002
Cash Flows from Operating Activities	15,783	3,413	12,370	- Increase in notes and accounts receivables: (1,759) - Increase in Inventories: (1,336)
Cash Flows from Investing Activities	(7,983)	(2,529)	(5,454)	- Purchase of fixed assets: (5,049)
Cash Flows from Financing Activities	(2,807)	(3,669)	862	- Cash dividends paid: (2,393)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	333	67	266	
Net Increase(Decrease) in Cash and Cash Equivalents	5,325	(2,717)	8,042	
Cash and Cash Equivalents at Beginning of Year	57,161	51,836	5,325	
Cash and Cash Equivalents at End of Year	62,487	49,118	13,369	

7. Outline of Principal Subsidiaries and the Status of their Business Results

(1) Outline

Company Name	Gen-Probe Incorporated	Eiko Kasei Co., Ltd.	Chugai Pharma Marketing Ltd.	Chugai Diagnostics Science Co., Ltd.
Established	1989 (Acquisition)	1967	1997	1997
Location	San Diego, California, USA	Nishi-Shirakawagun, Fukushima Pref.	London, United Kingdom	Toshima-ku, Tokyo
Business	Research, development, Manufacturing, and Sales of DNA probe diagnostics	Manufacture and sales of agrochemicals and pesticides	Sale of pharmaceutical products *3	Research, development, Manufacturing, and Sales of diagnostic drugs
Capital	US$6,500 *1 (June 2001)	¥50 million (September 2001)	£8,677 thousand (June 2001)	¥550 million (September 2001)
Percentage Ownership	100.0% *2	58.0%	100.0%	100.0%

*1 Paid-in capital is US$106 million.

*2 Indirect holdings through Chugai Pharma U.S.A.

*3 Chugai Pharma Marketing oversees and coordinates sales of the Germany branch, Chugai Pharma France, and Chugai Aventis.

(2) Business Results

(Millions of Yen)

	Gen-Probe Incorporated		Eiko Kasei Co., Ltd.		Chugai Pharma Marketing Ltd.		Chugai Diagnostics Science Co., Ltd.	
	2001/6	2000/6	2001/9	2000/9	2001/6	2000/6	2001/9	2000/9
Net Sales	7,741	6,062	2,920	2,275	964	483	923	838
in foreign currency	$62,103	$57,467			£5,500	£3,017		
compared with the previous year	108.1%	114.4%	128.3%	87.8%	182.3%	106.8%	110.1%	93.4%
Net Income	(120)	(11)	(34)	(35)	213	133	(188)	(23)
in foreign currency	$(966)	$(107)			£1,216	£834		
compared with the previous year	—	—	—	—	145.7%	72.1%	—	—

The conversion of performance figures for Gen Probe and Chugai Pharma Marketing were made at the prevailing exchange rates on both companies' settlement date (June 30, 2001).
(June 2001: $1=¥124.65; £1=¥175.31; June 2000: $1=105.50; £1=¥160.20)

8. Information on Other Subsidiaries

a. Establishment of Chugai Pharma France S.A.S.

To carry out independent marketing of *Granocyte* (recombinant human G-CSF), on April 1, 2001 the France-based branch of Chugai Pharma Marketing Ltd. (CPM), a wholly owned subsidiary in the United Kingdom, was incorporated and its name was changed to Chugai Pharma France S.A.S. (CPF). Plans call for Chugai to commence exclusive marketing of *Granocyte* in France on January 1, 2002. Chugai will end co-promotion of *Granocyte* with Aventis Pharma S.A., (Aventis), of France at the end of 2001.

b. Establishment of Chugai Research Institute for Medical Science, Inc.

As part of efforts to establish a structure to further enhance the quality and speed of our research, the operations of Chugai Research Institute for Molecular Medicine, Inc. and CSK Research Park Co., Ltd. were merged on October to establish Chugai Research Institute for Medical Science, Inc. as a research subsidiary within the Chugai Group.

c. Reforming the Business Structure of Eiko Kasei Co., Ltd.

As Chugai implements various measures to concentrate Group management resources toward its core pharmaceuticals business, Chugai is progressing with a reform of the business structure of Eiko Kasei Co., Ltd. These reforms are centered on reorganizing and downsizing its agrochemicals business. Along with this reorganization, in June 2001, the rights to *Grachitor,* a rice/lawn herbicide, which was developed by Chugai and sold by Eiko Kasei—were transferred to STS Biotech, a consolidated subsidiary.

Development Pipeline

(Interim FY2002, November 12, 2001)

Domestic Development Pipeline

Status	Code No.	Generic Name (Product name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin	Filing Date
On market	OCT	maxacalcitol (Oxarol)	Psoriasis Ichthyosis Palmoplantar keratosis	Activated Vitamin D derivative	Ointment	In-house	01/10 (Launched)
Filed	CGS20267	letrozole (Femara)	Breast cancer in postmenopausal women	Aromatase inhibitor	Tablet	Novartis Pharma Co-development	00/07
Filed	SUL	sucralfate (Ulcerlmin)	# Reflux esophagitis	Site protection	Suspension	In-house	96/08
Filed	AVS	nicaraven (Antevas)	Subarachnoidal hemorrhage	Hydroxyl radical scavenger	Injection	In-house	95/04
Filed	EPOCH	epoetin beta (Epogin)	# Refractory anemia	Recombinant erythropoietin	Injection	In-house	94/06
Phase 3	PB-94	sevelamer HCL (Renagel)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme Kirin Brewery/ Co-development	
Phase 3 (Bridging study)	LY139481 HCl	raloxifene HCl (Evista)	Osteoporosis in postmenopausal women	Selective estrogen receptor modulator(SERM)	Tablet	Eli Lilly Japan Co-development	
Phase 3	SG-75	nicorandil (Sigmart)	# Acute heart failure	Potassium channel opener	Injection	In-house	
Phase 2/3	FS-69		Enhancement of ultrasound images	Ultrasound contrast agent for diagnostic imaging	Injection	Alliance	
Phase 2	EPOCH	epoetin beta (Epogin)	# Predeposit of autologous blood transfusion	Recombinant erythropoietin	Subcutaneous injection	In-house	
Phase 2	EPOCH	epoetin beta (Epogin)	# Anemia in premature babies	Recombinant erythropoietin	Subcutaneous injection	In-house	

Status	Code No.	Generic Name	Expected Indications # Additional indications	Remarks	Dosage Form	Origin
Phase 2	ED-71		Osteoporosis	Activated Vitamin D derivative	Oral	In-house
Phase 2	MRA		Rheumatoid arthritis Crohn's disease Castleman's disease	Humanized anti IL-6 receptor monoclonal antibody(Mab)	Injection	In-house
On hold Phase 1 completd	GM-611		Gastroparesis(Diabetic/Idiopathic)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house
Phase 1	CHS13340		Osteoporosis	Recombinant Parathyroid hormone (rhPTH1-34)	Nasal spray	Suntory Co-development
Pre-clinical	VAL		Post-hepatectomy/Liver transplantation	Valine Liver-regeneration promoting agent	Injection	In-house

Overseas Development Pipeline

Status	Code No	Generic Name	Expected Indications	Remarks	Dosage Form	Origin
On hold Phase 2 (US)	GM-611		Gastroparesis(Diabetic/Idiopathic) GERD (Gastroesophageal reflux disease)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house
Phase 2 (EU,US)	MRA		Rheumatoid arthritis Castleman's disease Multiple myeloma	Humanized anti IL-6 receptor monoclonal antibody(Mab)	Injection	In-house
Phase 2 (US)	BO-653		Restenosis in post-PTCA Coronary heart disease	Antioxidant	Capsule	In-house
Phase 1 (UK)	MX-68		Rheumatoid arthritis	Methotrexate derivative	Oral	In-house
Phase 1 (UK)	AHM		Multiple Myeloma	Humanized anti-HM1.24 monoclonal antibody(Mab)	Injection	In-house
Phase 1 (US)	CAL		Bone metastases Hypercalcemia of malignancy	Humanized anti-PTHrP monoclonal antibody(Mab)	Injection	In-house

Chugai Lilly Clinical Research Co.,Ltd.

Status	Code No	Generic Name	Expected Indications	Remarks	Dosage Form	Origin
Phase 3 (Bridging study)	LY110140	fluoxetine HCl	Depression,Depressive state	Selective serotonin reuptake inhibitor(SSRI)	Capsule	Eli Lilly Japan Co-development
Phase 1	LY139603	tomoxetine HCl	Attention deficit hyperactivity disorder (ADHD)	Selective norepinephrine reuptake inhibitor(SNRI)	Capsule	Eli Lilly Japan Co-development
Phase 1	IC351		Sexual dysfunction	Selective phosphodiesterase type5(PDE5) inhibitor	Tablet	Eli Lilly Japan Co-development

Healthcare (OTC) Products/Drugs

Status	Product Name	Remarks	Date of launch	Manufacturer
On market	Pair Acne Creamy Foam	Cleanser (Quasi-drug)	01/4	Nippon Zettoc
On market	Pair Acne Clean Lotion	Lotion (Quasi-drug)	01/4	Nippon Zettoc
On market	Zenol EXUM F	Topical analgesic and anti-inflammatory	01/5	Mikasa Seiyaku
On market	Alpen Kodomo Gargle	Gargle	01/8	Toyo Pharma
On market	Guronsan ace	Nutritional supplement drink (Quasi-drug)	01/11	Chugai Pharmaceutical

Medical devices

Status	Product Name	Remarks	Submission Date	Approval Date	Date of launch	Manufacturer
Filed	Adocon-L	Bioresorbable anti-adhesion gel for the lumbar spine	97/12			Gliatech
Filed	Adocon-T/N	Bioresorbable anti-adhesion gel for tendons and nerves	98/02			Gliatech
Filed	Quatrolock	Artificial hip joint system	98/06			Whiteside Biomechanics

Diagnostics: Chugai Diagnostics Science Co.,Ltd.

Status	Product Name	Remarks	Submission Date	Approval Date	Date of launch	Manufacturer
Filed	DNA probe "Chugai" Amp-CML	Nucleic acid amplification test for chronic myelogenous leukemia	00/06			Gen-Probe

Diagnostics: Gen-Probe Incorporated

Status	Product Name	Remarks	Submission Date	Approval Date	Date of launch	Manufacturer
On market	APTIMA Combo 2	Nucleic acid amplification test for *Chlamydia Trachomatis* and *Neisseria Gonorrhoeae*	00/10	01/5	01/08	Gen-Probe

Blood Bank: Gen-Probe Incorporated

Status	Product Name	Remarks	Submission Date	Approval Date	Date of launch	Manufacturer
Approved (outside US)	TMA Assay HIV-1/HCV	Nucleic acid amplification test for HIV-1 and hepatitis C virus blood screening		99/09(France) 00/02(Spain) 00/03 (Australia) 00/03 (Germany) 00/06(Singapore) 00/10(Portugal) 01/02(Italy) 01/03(Argentina) 01/03(Austria) 01/08 (Switzerland)	01/06 (5 sites) 00/10(1 site) 00/07(5 sites) 00/09 (1site) 01/03 (3 sites) 01/02 (1 site)	Gen-Probe Collaboration with Chiron
Filed (US)	TMA Assay HIV-1/HCV	Nucleic acid amplification test for HIV-1 and hepatitis C virus blood screening	01/01BLA			Gen-Probe Collaboration with Chiron

Overseas Development Activity

(Interim FY2002, November 12, 2001)

PRODUCT	AREA	before1996	1997	1998	1999	2000	Submitted	Approved
Lenograstim	Europe 36	U.K., France, Belgium Italy, Austria, Germany Iceland, Luxembourg Netherlands, Portugal Denmark, Ireland Spain, Finland, Switzerland Sweden, Cyprus, Greece Norway, Russia Czech, Croatia 22	Bulgaria Slovakia Kazakhstan Belarus 4	Poland Ukraine Romania 3	Slovenia Serbia Latvia Estonia 4	Lithuania Hungary Bosnia Herzegovina 3	Turkey 1	Georgia Macedonia 2
	Oceania 2	New Zealand 2	0	0	0	0	0	0
	Asia 11	China Korea Thailand 3	Philippines, Malaysia Indonesia, Taiwan Singapore, 5	India Pakistan 2	Bangladesh 1	0	0	0
	Middle East 4	0	Lebanon,Israel Saudi Arabia 3	0	Bahrain 1	0	0	Qatar Kuwait 2
	Africa 7	Morocco, Egypt, Tunisia 3	South Africa Ivory Coast 2	Algeria Cameroon 2	0	0	0	Senegal 1
	South America 10	Argentina 1	Uruguay Colombia Venezuela , Brazil 4	Chile Peru 2	Ecuador Paraguay Bolivia 3	0	0	0
Total	70	31	18	9	9	3	1	5

Nicorandil	Europe 8	U.K., France, Switzerland Netherlands, Denmark 5	Austria Portugal 2	Ireland 1	0	0	Turkey 1	Greece Luxembourg Spain, Italy 4
	Oceania 1	0	0	Australia 1	0	0	0	New Zealand 1
	Asia 2	Korea, Taiwan 2	0	0	0	0	China 1	0
Total	11	7	2	2	0	0	2	5

Attachment 11

[TRANSLATION]

For your well-being

02 JUL -8 AM 10: 16

Fiscal Year 2002

Supplementary Material for Non-Consolidated Interim Financial Results (ended September 30, 2001)

CHUGAI PHARMACEUTICAL CO., LTD.

Contact : Chugai Pharmaceutical Co., Ltd. Public Relations Office

TEL:+81-(0)3-3273-0881 FAX: +81-(0)3-3281-6607

pr@chugai-pharm.co.jp

URL: http://www.chugai-pharm.co.jp

1. Forecasted Results and Differentials

(Millions of Yen)

	First Half of FY2002 Actual Results	Initial Projection (announced on May 21, 2001)	Change	
			Amount	%
Net Sales	97,021	97,000	21	0.0%
Operating Income	15,930	16,000	(70)	(0.4)%
Recurring Profit	18,189	15,500	2,689	17.3%
Net Income	8,828	8,500	328	3.9%
Net Income per Share	¥35.04	¥33.73	¥1.31	3.9%

A rise in sales of prescription pharmaceuticals outpaced growth of the overall market, owing to the launch of *Epogin* in sterile prefilled syringes in May 2001 and the contribution of performances of *Suvenyl* (sodium hyaluronate) and *Oxarol* (maxacalcitol), which were launched in the previous fiscal period. In our healthcare business, however, sales of our *Guronsan* line and other nutritional supplement drinks and sales of *Varsan* household-use insecticides dipped below projected amounts amid an ongoing slump in personal consumption. As a result, overall non-consolidated net sales were level with projections.

At the profit level, recurring profit rose due to the recording of such non-operating income as lump-sum income from the unexpected transfers of product sales rights. However, net income exceeded initial forecasts by only slightly more than ¥300 million, due to an evaluation loss on marketable securities that was recorded as an extraordinary loss.

2. Financial Highlights

(Millions of Yen)

	First Half of FY2000	First Half of FY2001	First Half of FY2002	2001/3	2002/3 (Provision)
Net Sales	90,381	92,811	97,021	181,223	190,000
Operating Income	15,608	16,482	15,930	29,546	29,500
Recurring Profit	15,474	17,055	18,189	28,505	29,000
Net Income	6,745	10,550	8,828	16,192	16,000
Return on Equity	4.3%	6.0%	4.7%	9.3%	—
Return on Assets (Recurring Profit)	5.3%	5.4%	5.5%	9.0%	—
Net Income per Share [Basic]	¥27.37	¥42.12	¥35.04	¥64.45	¥63.49
Net Income per Share [Fully Diluted]	¥22.96	¥35.34	¥29.55	¥54.44	—
Shareholders' Equity per Share	¥668.31	¥732.60	¥752.18	¥735.38	—
Dividends per Share	¥5.75	¥6.50	¥8.00	¥16.00	¥16.00
Payout Ratio	—	—	—	24.9%	25.2%
Shareholders' Equity to Total Assets	55.7%	56.4%	57.1%	57.1%	—
Cost of Sales to Net Sales	29.6%	28.9%	29.8%	29.3%	29.5%
SG&A Expenses to Net Sales	34.1%	34.2%	34.4%	34.7%	34.2%
R&D Expenses	17,148	17,739	18,873	35,673	39,500
R&D Expenses to Net Sales	19.0%	19.1%	19.5%	19.7%	20.8%
Capital Expenditure	5,889	4,084	4,283	7,697	19,000
Depreciation	4,756	4,770	4,141	9,903	11,000
Export Sales	4,835	4,454	4,256	7,691	8,400
Export Sales Ratio	5.4%	4.8%	4.4%	4.2%	4.4%
Proprietary Drug Ratio (Prescription Pharmaceuticals)	82.6%	81.6%	82.9%	81.1%	82.9%
Number of Employees	3,669	3,628	3,605	3,554	3,520

Notes: 1. Interim return on equity and recurring profit to total assets ratios are not calculated on an annual basis.

2. Number of employees includes employees seconded to other companies.


Net Sales
Recurring Profit
100,000
80,000
60,000
40,000
20,000
0
85,417
13,386
90,381
15,474
92,811
17,055
97,021
18,189
1998/9
1999/9
2000/9
2001/9


ROE
ROA
7.0
6.0
5.0
4.0
3.0
2.0
1.0
4.7
5.3
6.0
5.6
5.4
4.7
4.3
2.4
1998/9
1999/9
2000/9
2001/9


Cost of Sales to Net Sales
SG&A Ratio
35%
34%
33%
32%
31%
30%
29%
28%
34.8%
34.1%
34.2%
34.4%
30.5%
29.6%
28.9%
29.8%
1998/9
1999/9
2000/9
2001/9


R&D Expenses
R&D Ratio
22,000
20,000
18,000
16,000
14,000
12,000
10,000
20.0%
19.5%
19.0%
18.5%
18.0%
17.5%
17.0%
18.7%
19.0%
19.1%
19.5%
15,958
17,148
17,739
18,873
1998/9
1999/9
2000/9
2001/9


Capital Expenditures
Depreciation
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,806
5,889
4,084
4,283
4,604
4,756
4,769
4,141
1998/9
1999/9
2000/9
2001/9


Overseas Sales
Overseas Ratio
6,000
5,000
4,000
3,000
2,000
1,000
0
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
4.9%
5.4%
4.8%
4.4%
4,193
4,835
4,454
4,256
1998/9
1999/9
2000/9
2001/9

3. Forecasts for Fiscal Year 2002 (April 1, 2001 – March 31, 2002)

(Millions of Yen)

	FY2002 (Provision)	FY2001	Change	
			Amount	%
Net Sales	190,000	181,223	8,777	4.8%
Operating Income	29,500	29,546	(46)	(0.2)%
Recurring Profit	29,000	28,505	495	1.7%
Net Income	16,000	16,192	(192)	(1.2)%
Net Income per Share	¥63.49	¥64.45	¥(0.96)	(1.5)%

4. Income Statement Status

(1) Sales by Category

(Millions of Yen)

	First Half of FY2002		First Half of FY2001		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	81,907	84.4	77,268	83.3	4,638	6.0
Diagnostics	99	0.1	96	0.1	3	3.2
Medical Devices	626	0.7	513	0.6	113	22.1
Sub-total	82,633	85.2	77,878	83.9	4,755	6.1
Nonprescription products	14,381	14.8	14,926	16.1	(544)	(3.7)
Other	6	0.0	7	0.0	(0)	(5.6)
Total	97,021	100.0	92,811	100.0	4,210	4.5
Export Sales	4,256	4.4	4,454	4.8	(198)	(4.5)
Revenues from Fees for Patent Right Use	629	0.7	373	0.4	256	68.5

For details, please refer to the next page.

(2) Sales of the Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

Product Name	First Half of the Fiscal Year			Fiscal Year		
	2001/9	2000/9	Change	2002/3 Provisions	2001/3	Change
Prescription Pharmaceuticals						
Epogin	30,900	27,900	10.8%	62,000	55,300	12.1%
Alfarol	10,200	10,100	1.0%	20,000	19,900	0.5%
Sigmart	7,800	7,900	(1.3)%	15,600	15,600	0.0%
Neutrogin	7,300	7,100	2.8%	14,400	14,100	2.1%
Rythmodan	4,800	5,000	(4.0)%	9,300	9,700	(4.1)%
Suvenyl	2,900	600	383.3%	5,700	2,600	119.2%
Oxarol	2,400	200	1,100.0%	5,000	1,800	177.8%
Ulcerlmin	1,900	2,000	(5.0)%	3,800	4,000	(5.0)%
Amoban	1,700	1,800	(5.6)%	3,300	3,600	(8.3)%
Preran	1,300	1,400	(7.1)%	2,700	2,700	0.0%
Glyceol	1,200	1,300	(7.7)%	2,500	2,700	(7.4)%
Keiten	1,200	1,400	(14.3)%	2,300	2,600	(11.5)%
Picibanil	600	700	(14.3)%	1,100	1,300	(15.4)%
Nonprescription Products						
Guronsan Brand	6,600	7,700	(14.3)%	12,000	13,700	(12.4)%
Varsan Brand	5,600	5,200	7.7%	8,000	7,800	2.7%
Chugai Ichoyaku Brand	800	700	14.3%	1,700	1,600	6.3%
Export Products						
Neutrogin	2,100	2,200	(4.5)%	4,500	4,000	12.5%
Sigmart	800	1,000	(20.0)%	1,500	1,200	25.0%
Ulcerlmin	600	700	(14.3)%	1,100	1,400	(21.4)%

Notes: 1. In May 2001 *Epogin* was launched as a prefilled syringe.

2. *Suvenyl* (sodium hyaluronate), an agent for relieving pain associated with chronic rheumatoid arthritis, was launched in August 2000, and *Oxarol* (maxacalcitol), an agent for treating secondary hyperparathyroidism, was launched in September 2000.

(3) SG&A Expenses

(Millions of Yen)

	First Half of FY2002	Ratio	First Half of FY2001	Ratio	Change	
					Amount	%
SG&A Expenses	33,339	34.4%	31,724	34.2%	1,615	5.1%
R&D Expenses	18,873	19.5%	17,739	19.1%	1,133	6.4%
Total	52,213	53.8%	49,464	53.3%	2,748	5.6%

The principal increases within SG&A expenses were expenses for retirement benefits, advertising expenses, and sales promotion expenses. The principal increases within R&D expenses were for joint research, the introduction of technologies, and expenses related to commissioned research.

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	First Half of FY2002	First Half of FY2001	Change
Interest and Dividends Received [Dividends Received]	396 [257]	971 [771]	(575) [(514)]
Interest Paid [Interest on Corporate Bonds]	420 [382]	397 [338]	23 [44]
Net Difference: Financial Income and Expenses	(24)	574	(598)

The principal factor underlying the decline in dividends received was a decrease in dividends from subsidiaries.

b. Other Non-Operating Income

Other non-operating income consists mainly of a lump-sum payment received from the transfer of domestic sales rights for *Oxarol* ointment to Maruho Co., Ltd. and a lump-sum payment received for transfer of rights to *Grachitor* herbicide to SDS Biotech.

(5) Extraordinary Losses

Valuation loss of investment securities: Chugai recorded an impairment loss on those investment and marketable securities that declined sharply in market value.

5. Balance Sheets Status

Summarized Balance Sheets

(Millions of Yen)

	As of Sept. 30, 2001		As of Mar. 31, 2001		Change	Notes
	Amount	%	Amount	%		
Assets	332,243	100.0%	324,755	100.0%	7,488	
Current Assets	165,107	49.7%	150,879	46.5%	14,228	(1)
Fixed Assets	167,135	50.3%	173,875	53.5%	(6,740)	(2)
Liabilities	142,693	42.9%	139,439	42.9%	3,254	
Current Liabilities	60,979	18.3%	49,587	15.3%	11,392	(3)
Fixed Liabilities	81,713	24.6%	89,852	27.6%	(8,139)	(4)
Shareholders' Equity	189,549	57.1%	185,316	57.1%	4,233	
Common Stock	23,993	7.3%	23,993	7.4%	—	(5)
Legal Retained Earnings	40,225	12.1%	39,925	12.3%	300	(5)
Retained Earnings	122,329	36.8%	116,258	35.8%	6,071	
Net Unrealized Gain on Securities	3,000	0.9%	5,138	1.6%	(2,138)	(5)

(1) Current Assets

a. Current Assets on Hand (Cash + Marketable Securities)

(Millions of Yen)

As of September 30, 2001	As of March 31, 2001	Change
61,900	52,645	9,254

b. Marketable Securities

(Millions of Yen)

	As of September 30, 2001	As of March 31, 2001	Change
Investment Trusts	48,335	26,534	21,801
Bonds	9,491	3,995	5,495

c. Sales Credits, Inventories and Turnover Periods

(Millions of Yen)

	As of September 30, 2001	As of March 31, 2001	Change
Outstanding Balance of Sales of Credits	66,988	64,491	2,497
Sales Credits Turnover Periods (Month)	3.97	4.20	(0.23)
Outstanding Balance of Assets	25,370	23,776	1,594
Inventory Turnover Period (Month)	5.27	5.45	(0.18)

(2) Fixed Assets

a. Principal Capital Investment

(Millions of Yen)

Utsunomiya Plant

New facilities and renovation of existing facilities for the manufacture of antibodies:

¥1,492 (Total investment: ¥8,430)

(Planned start and completion: March 2001 – October 2002)

Ukima Plant

Construction of a wing for biological testing agents: ¥480 (Total investment: ¥2,150)

(Planned start and completion: November 2000 – December 2001)

Kagamiishi Plant

Expanding and upgrading facilities for hard formulations: ¥412 (Total investment: ¥4,720)

(Planned start and completion: May 1999 – December 2001)

Kagamiishi Plant

Consolidation of packaging facilities: ¥90 (Total investment: ¥1,750)

(Planned start and completion: May 2001 – November 2001)

b. Decline in Investment Securities

This consisted mainly of a ¥3,639 million decline in an evaluation loss and an impairment loss of ¥2,403 million in investment securities for which market value declined sharply.

c. Increase in Shares of Subsidiary (Millions of Yen)

Chugai Diagnostics Science Co., Ltd. ¥150 (Capital increase payment)

Shanghai Chugai Pharmaceutical Co., Ltd. ¥ 64 (Capital increase payment)

Takaoka Chugai Pharmaceutical Co., Ltd. ¥ 1 (Acquired all investments held by other companies. As a result, Takaoka Chugai Pharmaceutical became a wholly owned Chugai subsidiary.)

d. Deferred Tax Assets

Deferred tax assets rose ¥1.8 billion from the end of the previous fiscal period. This was primarily because of a decline in offsetting amounts with deferred tax assets due to a decrease in evaluation gains on other marketable securities. (Deferred tax liabilities: First half of the fiscal year: ¥2.1 billion, Previous fiscal period (March 2001): ¥3.6 billion.)

(3) Current Liabilities

a. Notes Payable

(Millions of Yen)

	As of September 30, 2001	As of March 31, 2001	Change
Raw Materials/Products	2,339	2,457	(117)
Others	90	51	39

b. Convertible Bonds Scheduled to be Redeemed within One Year

The Company's 3rd unsecured convertible bond is scheduled for redemption within one year and has been shifted from long-term liabilities to current liabilities.

c. Accrued Liabilities (Within current assets and others)

(Millions of Yen)

	As of September 30, 2001	As of March 31, 2001	Change
Facilities	3,006	3,018	(11)
Others	6,525	5,146	1,378

(4) Fixed Liabilities

a. Status of Corporate Bonds (Outstanding balance of convertible bonds, redemption periods, and others)

	Outstanding Balance of Unredeemed Bonds [Issued Amount]	Redemption Period	Redemption Price
3rd Unsecured Convertible Bonds*	¥9,906 million [¥10,000 million]	June 2002	¥1,952.40
5th Unsecured Convertible Bonds	¥29,998 million [¥30,000 million]	June 2006	¥1,200.00
6th Unsecured Convertible Bonds	¥24,903 million [¥25,000 million]	September 2008	¥1,014.00

* The Company's 3rd unsecured convertible bond is scheduled for redemption within one year and has been shifted from long-term liabilities to current liabilities.

(5) Stock Status

a. Common Stock and Additional Paid-In Capital

There were no changes in the first half of the fiscal year.

The total amount of stock issued at the end of the interim period amounted to 252,000,233 shares. The number of latent shares (shares issued in the event that all convertible bonds were converted into stock) totaled 54,631 thousand shares.

b. Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Total Shares Outstanding (%)
The Chase Manhattan Bank, N.A. London	27,172	10.78
Sumitomo Mitsui Banking Corporation	12,596	4.99
State Street Bank & Trust Company	8,247	3.27
Mitsui Mitsubishi Trust & Banking Co., Ltd., *trust account*	7,528	2.98
Sumitomo Life Insurance Company	7,007	2.78
The Chase Manhattan Bank, N.A. London, *SL omunibus account*	6,653	2.64
J.P. Morgan Trust Bank Ltd., *tax-free account*	6,181	2.45
Japan Trustee Services Bank, Ltd., *trust account*	6,083	2.41
The Nichido Fire and Marine Insurance Co., Ltd.	5,767	2.28
The Asahi Bank, Limited	5,489	2.17
Total	92,726	36.79

Note: A submitted report on holders of large volumes of Company stock is as follows.

- Capital Research and Management Company and four affiliated companies
  50,487 thousand shares (20.03% as of June 5, 2001)
- Morgan Stanley Japan Limited and six affiliated companies
  16,119 thousand shares (6.33% as of September 30, 2001)
- GF Asset Management Limited and four affiliated companies
  15,782 thousand shares (6.26% as of September 30, 2001)

c. Type of Shareholders

	As of September 30, 2001	As of September 30, 2000	As of March 31, 2001
Finance	38.16 %	41.27 %	39.67 %
Securities	0.28	0.67	0.41
Corporate	3.41	3.52	3.47
Foreign Corporate	44.89	40.38	42.60
Individual and Others	13.26	14.16	13.85
Total	100.00 %	100.00 %	100.00 %

d. Net Unrealized Gain on Securities

All valuation gains of ¥3,000 million (after deductions for tax-effect accounting) were directly credited to capital.

6. Others

a. Overview of Retirement Benefits

Chugai has defined benefit and funded benefit welfare pension plans and defined benefit and non-funded lump-sum payment plans.

b. Retirement Benefit Obligations

	(Millions of Yen)
Retirement benefit obligation	¥(60,832)
Plan assets at fair value	30,743
Unfunded retirement benefit obligation	(30,088)
Unrecognized prior service cost	(1,764)
Unrecognized actuarial loss/gain	6,800
Reserve for employees' retirement benefits	¥(25,052)

c. Retirement Benefit Expenses

	(Millions of Yen)
Service cost	¥1,559
Interest cost	892
Expected return on pension plan assets	(319)
Amortization of prior service cost	(202)
Amortization of actuarial loss/gain	780
Additional retirement benefits	179
Total retirement benefit expenses	¥2,890

d. Assumptions and Policies adopted in the calculation of retirement benefit obligation

Discount rate: 3.0%

Rate of expected returns on plan assets: 2.0%

Regarding the life insurance company's portion of the plan assets, the applicable rate is the rate of return guaranteed at the time of the signing of the contract for the management of the entrusted assets.

Number of years of amortization of past service cost: 10 years

Prior service cost is amortized as incurred by the declining balance method over a period which is shorter than the average remaining years of service of the eligible employees.

Amortization of actuarial gain or loss: 10 years

Actuarial gains or losses are amortized in the year following the year in which the gain or loss is recognized by the declining-balance method over a period which is shorter than the average period of the remaining years of service of the eligible employees.

02 JUL -9 AM 10:16

[TRANSLATION]

Attachment 12

For your well-being

Fiscal Year 2002 Supplementary Materials for Consolidated Financial Results

CHUGAI PHARMACEUTICAL CO., LTD.

For further requires, please contact to: Shizuo Kagoshima, Public Relations Office

Telephone: +81-(0) 3-3273-0881

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp

Comparisons with the Previous Fiscal Period

Chugai Pharma France S.A.S. was established in April 2001 and is included in the scope of consolidated accounts from the fiscal year under review. This new company was created by incorporating the French branch of UK-based Chugai Pharma Marketing Ltd. (CPM) with the goal of building an independent marketing system in France for *Granocyte* (recombinant human G-CSF) that is marketed as *Neutrogin* in Japan and that is currently being marketed in France in cooperation with France-based Aventis Pharma SA.

Chugai Research Institute for Molecular Medicine, Inc., which was merged into Chugai Research Institute for Medical Science, Inc. in October 2001, and Gotemba Chugai Service Co., Ltd., which was dissolved in March 2002, were excluded from the consolidated group.

Business Segments

In consideration of product categories, properties, and manufacturing methods, Chugai classifies its operations into the Pharmaceuticals Business and the Other Businesses—those not related to the Pharmaceuticals Business.

Pharmaceuticals Business: prescription drugs, non-prescription drugs, diagnostics products
Others Businesses: agrochemicals, insecticides, and medical equipment

1. Forecasted Results and Differentials

(Millions of Yen)

	FY2002 Actual Results	Initial Projection (announced on Nov. 12, 2001)	Change	
			Amount	%
Net Sales	211,705	211,000	705	0.3%
Operating Income	26,708	30,000	(3,292)	(11.0)%
Recurring Profit	29,554	30,500	(946)	(3.1)%
Net Income	14,598	17,000	(2,402)	(14.1)%
Net Income per Share	¥57.93	¥67.46	¥(9.53)	(14.1)%

A rise in sales of prescription pharmaceuticals in non-consolidated operations outpaced growth of the overall market, owing to the launch of *Epogin S* in sterile prefilled syringes in May 2001 and the contribution of performances of *Suvenyl* (sodium hyaluronate) and *Oxarol* (maxacalcitol), which were launched in the previous fiscal period. These factors and the effects of exchange rates compensated for a decline in sales of non-prescription products, such as nutritional supplement drinks.

Operating income was below the projected level, reflecting the influence of a decrease in non-prescription product sales as well as the parent company's proactive investments in R&D programs and other programs, primarily those related to antibody drugs. A portion of the shortfall in operating income was compensated for by such non-operating income as lump-sum payments received by the parent company for the transfer of marketing rights. This reduced the shortfall margin in recurring profit. However, net income was ¥2.4 billion below initial forecasts due to an evaluation loss on investment securities that was recorded as an extraordinary loss.

2. Financial Highlights

(Millions of Yen)

	1999/3	2000/3	2001/3	2002/3	2003/3 (Provision)
Net Sales	189,555	195,506	203,005	211,705	233,500
Operating Income	24,204	29,977	30,242	26,708	29,000
Recurring Profit	24,728	28,936	29,039	29,554	29,500
Net Income	8,049	8,760	15,500	14,598	(13,000)
Return on Equity	5.4%	5.4%	8.6%	7.5%	—
Return on Assets (Recurring Profit)	8.2%	9.2%	8.8%	8.6%	—
Net Income per Share (Yen) [Basic]	¥32.66	¥35.53	¥61.70	¥57.93	¥(32.67)
Net Income per Share (Yen) [Fully Diluted]	¥27.95	¥30.49	¥52.18	¥49.09	—
Shareholders' Equity per Share (Yen)	¥613.69	¥686.24	¥754.99	¥796.67	—
Shareholders' Equity to Total Assets	49.6%	53.2%	55.9%	57.5%	—
Cost of Sales to Net Sales	32.1%	30.2%	30.6%	30.6%	32.1%
SG&A Expenses to Net Sales	35.2%	34.0%	34.2%	34.1%	35.1%
R&D Expenses	37,674	39,993	41,188	47,844	47,500
R&D Expenses to Net Sales	19.9%	20.5%	20.3%	22.6%	20.3%
Capital Expenditures	17,299	13,321	9,689	14,291	25,500
Depreciation	11,962	12,955	12,518	11,510	12,800
Overseas Sales	22,053	21,715	23,806	29,112	14,000
Overseas Sales to Net Sales	11.6%	11.1%	11.7%	13.8%	6.0%
Consolidated/Non-Consolidated Ratio (Net Sales)	1.13	1.11	1.12	1.12	1.02
Consolidated/Non-Consolidated Ratio (Operating Income)	1.04	1.09	1.02	1.06	1.04
Consolidated/Non-Consolidated Ratio (Recurring Profit)	1.04	1.09	1.02	1.05	1.05
Consolidated/Non-Consolidated Ratio (Net Income)	0.98	1.90	0.96	1.06	—
Cash Flows from Operating Activities	—	26,119	18,000	29,674	—
Cash Flows from Investing Activities	—	477	(7,692)	(29,290)	—
Cash Flows from Financing Activities	—	(9,809)	(5,495)	(4,952)	—
Cash and Cash Equivalents	—	51,836	57,161	53,426	—
Number of Employees	4,804	4,877	4,931	4,964	5,840

Notes: 1. Net income per share for the fiscal year ended March 31, 2003, is projected using the average number of shares calculated based on the projected number of shares at the start and end of that year. In view of a post-merger rise in the number of outstanding shares, the number of outstanding shares at March 31, 2003, is projected to be 543.9 million.

2. The projected decline in overseas sales for the fiscal year ending March 31, 2003, is due to the exclusion of Gen-Probe Incorporated from the scope of consolidation.
3. The projected number of employees for the fiscal year ending March 31, 2003, includes the number of employees of Nippon Roche, K.K.
4. Number of employees includes employees seconded to other companies.


Net Sales
Recurring Profit
250,000
200,000
150,000
100,000
50,000
0
189,555
195,506
203,005
211,705
233,500
24,728
28,936
29,039
29,554
29,500
1999/3
2000/3
2001/3
2002/3
2003/3 (Provision)


ROE
ROA
10.0
9.0
8.0
7.0
6.0
5.0
8.2
9.2
8.8
8.6
5.4
5.4
8.6
7.5
1999/3
2000/3
2001/3
2002/3


Cost of Sales to Net Sales
SG&A Ratio
39%
37%
35%
33%
31%
29%
27%
35.2%
34.0%
34.2%
34.1%
35.1%
32.1%
30.2%
30.6%
30.6%
32.1%
1999/3
2000/3
2001/3
2002/3
2003/3 (Provision)


R&D Expenses
R&D Ratio
50,000
40,000
30,000
20,000
10,000
0
25%
20%
15%
10%
5%
0%
19.9%
20.5%
20.3%
22.6%
20.3%
37,674
39,993
41,188
47,844
47,500
1999/3
2000/3
2001/3
2002/3
2003/3 (Provision)


Capital Expenditures
Depreciation
30,000
25,000
20,000
15,000
10,000
5,000
0
17,299
13,321
9,689
14,291
25,500
11,962
12,955
12,518
11,510
12,800
1999/3
2000/3
2001/3
2002/3
2003/3 (Provision)


Overseas Sales
Overseas Ratio
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14%
12%
10%
8%
6%
4%
2%
0%
11.6%
11.1%
11.7%
13.8%
6.0%
22,053
21,715
23,806
29,112
14,000
1999/3
2000/3
2001/3
2002/3
2003/3 (Provision)


Overseas Sales (2001/3)
1,757
9,240
12,808
North America
Europe
Other


Overseease Sales (2002/3)
1,831
11,894
15,386
North America
Europe
Other

3. Forecasts for Fiscal Year 2003 (April 1, 2002 – March 31, 2003)

(Millions of Yen)

	FY2003	FY2002	Change	
			Amount	%
Net Sales	233,500	211,705	21,795	10.3%
Operating Income	29,000	26,708	2,292	8.6%
Recurring Profit	29,500	29,554	(54)	(0.2)%
Net Income	(13,000)	14,598	(27,598)	—%
Net Income per Share	¥(32.67)	¥57.93	¥(90.60)	—%

Note: Forecasts include Nippon Roche K.K. for the 6month based on the assumption of October 1,2002 merger.

Figures for Gen-Probe Incorporated and Chugai Diagnostics Science Co., Ltd. are excluded from the projections shown above. Major subsidiaries whose operations effect the consolidated financial results are Chugai Pharma Marketing Ltd. and Eiko Kasei Co., Ltd.

For the assumptions underlying the above projections, please refer to the page Consolidated 3 to 5 in the section of "Management Principles Goals" and the page Consolidated 6 to 7 in the section of "Assumptions Underlying Projections" of the Consolidated Financial Statements.

4. Income Statement

(1) Sales by Category (For details, please refer to the next page.)

(Millions of Yen)

	FY2002		FY2001		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	165,139	78.0	154,771	76.3	10,368	6.7
Diagnostics	18,690	8.8	15,047	7.4	3,643	24.2
Medical Devices	903	0.4	1,035	0.5	(132)	(12.8)
Nonprescription	22,877	10.8	26,383	13.0	(3,506)	(13.3)
Other	4,094	2.0	5,767	2.8	(1,673)	(29.0)
Total	211,705	100.0	203,005	100.0	8,700	4.3
Overseas Sales	29,112	13.8	23,806	11.7	5,306	22.3
Revenues from Fees for Patent Right Use	1,227	0.6	725	0.4	501	69.0

Notes: 1. Classification differs from business segments.

2. Nonprescription includes sales of *Varsan*.

3. The decrease in medical devices sales was due to the January 2002 transfer of medical device

business operations.

(2) Sales of the Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

Product Name	1999/3	2000/3	2001/3		2002/3		2003/3 Provisions	
				Change		Change		Change
Prescription Pharmaceuticals								
Epogin	48,700	53,500	55,300	3.4%	62,700	13.4%	65,500	4.5%
Alfarol	18,400	19,400	19,900	2.6%	20,000	0.5%	18,500	(7.5)%
Neutrogin	18,800	19,300	18,200	(5.7)%	19,100	4.9%	21,700	13.6%
Sigmart	16,800	17,000	17,000	0.0%	17,500	2.9%	18,600	6.3%
Rythmodan	10,100	9,900	9,700	(2.0)%	9,200	(5.2)%	8,500	(7.6)%
Suvenyl	—	—	2,600	—	5,800	123.1%	6,300	8.6%
Ulcerlmin	5,600	5,100	5,400	5.9%	5,100	(5.6)%	4,500	(11.8)%
Oxarol	—	—	1,800	—	4,800	166.7%	5,300	10.4%
Amoban	3,100	3,300	3,600	9.1%	3,300	(8.3)%	3,200	(3.0)%
Preran	2,000	2,600	2,700	3.8%	2,600	(3.7)%	2,700	3.8%
Glyceol	3,100	2,900	2,700	(6.9)%	2,500	(7.4)%	2,400	(4.0)%
Keiten	3,800	3,400	2,600	(23.5)%	2,000	(23.1)%	—	—
Picibanil	1,700	1,500	1,400	(6.7)%	1,200	(14.3)%	1,000	(16.7)%
Nonprescription Products								
Guronsan Brand	14,500	14,600	13,700	(6.2)%	11,400	(16.8)%	11,000	(3.5)%
Varsan Brand	8,400	9,000	8,700	(3.3)%	7,500	(13.8)%	7,500	0.0%
Chugai Ichoyaku Brand	1,800	1,900	1,600	(15.8)%	1,600	0.0%	1,600	0.0%
Nippon Roche K.K.'s Products	—	—	—	—	—	—	41,100	—

Notes:

1. The Company has established a scheme for directly marketing *Granocyte* (marketed as *Neutrogin* in Japan) in Europe through a local subsidiary, and sales of *Granocyte* through that subsidiary are included in the above figures for *Neutrogin* beginning in the fiscal year ending March 31, 2003.
2. In May 2001 *Epogin* S was launched as a prefilled syringe.
3. *Suvenyl* (sodium hyaluronate), an agent for relieving pain associated with chronic rheumatoid arthritis, was launched in August 2000, and *Oxarol* (maxacalcitol), an agent for treating secondary hyperparathyroidism, was launched in September 2000.
4. Effective March 2002, the marketing of *Keiten* cephem antibiotic products has been transferred to Fujisawa Pharmaceuticals Co., ltd.

(3) SG&A Expenses

(Millions of Yen)

	FY2002	Ratio	FY2001	Ratio	Change	
					Amount	%
SG&A Expenses	72,189	34.1%	69,527	34.2%	2,662	3.8%
R&D Expenses	47,844	22.6%	41,188	20.3%	6,656	16.2%
Total	120,034	56.7%	110,715	54.5%	9,318	8.4%

The principal increases within SG&A expenses were expenses for retirement benefits (non-consolidated).

The principal increases within R&D expenses were for joint research, the introduction of technologies, expenses related to commissioned research, and Gen-Probe's activities.

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	FY2002	FY2001	Change
Interest and Dividend Income [Dividend Income]	678 [180]	1,099 [334]	(420) [(153)]
Interest Expense [Interest Payments on Corporate Bonds]	959 [759]	974 [715]	(14) [43]
Net Difference: Financial Income and Expenses	(280)	125	(406)

b. Equity in Earnings of Affiliated Companies

The Company's equity in earnings of Chugai Aventis S.N.C. through Chugai Pharma Marketing, Ltd. was ¥956 million (indirect shareholdings of 55%).

c. Gain on Sale of Marketing Rights, etc.

Gain on sale of marketing rights, etc. consists mainly of a lump-sum payment received from the transfer of domestic sales rights for *Oxarol* ointment to Maruho Co., Ltd.; a lump-sum payment received from the transfer of marketing rights for *Keiten* cephem antibiotic to Fujisawa Pharmaceutical Co., Ltd.; a lump-sum payment received for transfer of rights to *Grachitor* herbicide to SDS Biotech K.K.; and a lump-sum payment received for transfer of rights to a major part of its medical device product lines to Kobayashi Pharmaceutical Co., Ltd.

d. Loss on Inventries

Loss on inventories consists mainly of the parent company's losses on the disposal of non-prescription products returned unsold by retailers and wholesalers and prescription pharmaceutical products voluntary recalled by the Company from the market, as well as losses on the disposal of products that stemmed from the Company's withdrawal from the medical devices business.

(5) Extraordinary Losses

Valuation loss of investment securities: Chugai recorded an impairment loss on those investment and marketable securities that declined sharply in market value, principally shares in financial institutions.

5. Balance Sheets

Summarized Balance Sheets

(Millions of Yen)

	As of Mar. 31, 2002		As of Mar. 31, 2001		Change	Notes
	Amount	%	Amount	%		
Assets	349,225	100.0%	340,174	100.0%	9,051	
Current Assets	182,748	52.3%	167,050	49.1%	15,698	(1)
Fixed Assets	166,476	47.7%	173,124	50.9%	(6,647)	(2)
Liabilities	147,444	42.2%	148,927	43.8%	(1,483)	
Current Liabilities	91,029	26.1%	55,687	16.4%	35,341	(3)
Fixed Liabilities	56,414	16.1%	93,239	27.4%	(36,825)	(4)
Minority Interests	1,001	0.3%	990	0.3%	11	
Shareholders' Equity	200,779	57.5%	190,256	55.9%	10,522	
Common Stock	24,034	6.9%	23,993	7.1%	40	(5)
Additional Paid-In Capital	35,180	10.1%	35,139	10.3%	40	(5)
Retained Earnings	137,189	39.3%	127,134	37.4%	10,054	
Net Unrealized Gain on Securities	2,528	0.7%	5,211	1.5%	(2,683)	(6)
Translation Adjustments	1,915	0.5%	(1,219)	(0.4)%	3,134	(7)
Treasury Stock, at Cost	(69)	(0.0)%	(3)	(0.0)%	(65)	

(1) Current Assets

a. Cash and Marketable Securities

(Millions of Yen)

As of March 31, 2002	As of March 31, 2001	Change
78,226	62,151	16,074

b. Trade Receivables (Notes Receivable + Accounts Receivable)

(Millions of Yen)

As of March 31, 2002	As of March 31, 2001	Change
66,013	68,503	(2,489)

c. Inventories (Finished Products + Work in Progress + Raw Materials + Products in Storage)

(Millions of Yen)

As of March 31, 2002	As of March 31, 2001	Change
26,271	25,946	324

(2) Fixed Assets

a. Tangible Fixed Assets

(Millions of Yen)

As of March 31, 2002	As of March 31, 2001	Change
81,444	77,797	3,646

b. Intangible Fixed Assets

(Millions of Yen)

As of March 31, 2002	As of March 31, 2001	Change
13,140	10,745	2,394

The principal factor underlying the increase was the acquisition of the marketing rights of Chugai Pharma France S.A.S., a subsidiary of Chugai Pharma Marketing Ltd.

c. Amounts of Capital Investment by Company

Parent Company *	¥12,487 million
Gen-Probe	¥1,217 million
Others	¥586 million
Total	¥14,291 million

* For details, please refer to Supplementary Materials for Non-Consolidated Business Results.

(3) Current Liabilities

a. Payables (Notes Payable + Accounts Payable)

(Millions of Yen)

As of March 31, 2002	As of March 31, 2001	Change
10,158	10,690	(531)

b. Convertible Bonds due within One Year

The Company's #3 series of unsecured convertible bond, and #5 series of unsecured convertible bond, which is subject to exercise an early redemption, are scheduled for redemption within one year, and have been shifted from fixed liabilities to current liabilities.

(4) Fixed Liabilities

a. Long-term Debt

(Millions of Yen)

As of March 31, 2002	As of March 31, 2001	Change
1,366	1,472	(105)

(5) Common Stock and Additional Paid-In Capital

The increase is due to the conversions of convertible bonds on a non-consolidated basis.

The number of diluted share (shares issued in the event that all convertible bonds were converted into stock) totaled 54,562 thousand shares.

(6) Net Unrealized Gain on Securities

All valuation gains net of tax of ¥2,528 million were directly credited to capital.

(7) Translation Adjustments (Increase/Decrease from the previous period)

A foreign currency translation adjustment gain was recorded in the Shareholder's equity of overseas subsidiaries because of the depreciation of the yen.

6. Cash Flows

Summarized Cash Flows Statement

(Millions of Yen)

	FY2002	FY2001	Change	Reference for FY2002
Net Cash Provided by Operating Activities	29,674	18,000	11,674	Increase in the reserve for retirement Benefits (+¥3,882 million) Losses on the sale and revaluation of Investment securities (+¥3,271 million) Decrease in accounts receivable (+¥2,783 million)
Net Cash(Used in) Provided by Investing Activities	(29,290)	(7,692)	(21,598)	The principal reason for the change was a shift of funds from a types of investments centered on money market funds to bonds and other types of investments, along with ¥14,527 million in expenditure for capital investments.
Net Cash Used in Financing Activities	(4,952)	(5,495)	543	
Effect of Exchange Rate Changes on Cash and Cash Equivalents	939	512	427	
Net Increase(Decrease) in Cash and Cash Equivalents	(3,628)	5,325	(8,953)	
Cash and Cash Equivalents at Beginning of Year	57,161	51,836	5,325	
Decrease in Cash and Cash Equivalents Due to Decrease in Shareholding in Consolidates Subsidiary	(106)	—	(106)	
Cash and Cash Equivalents at End of Year	53,426	57,161	(3,735)	

7. Outline of Principal Subsidiaries and their Business Results

(1) Outline

Company Name	Gen-Probe Incorporated	Eiko Kasei Co., Ltd.	Chugai Pharma Marketing Ltd.	Chugai Diagnostics Science Co., Ltd.
Established	1989 (Acquisition)	1967	1997	1997
Location	San Diego, California, USA	Nishi-Shirakawagun, Fukushima Pref.	London, United Kingdom	Toshima-ku, Tokyo
Business	Research, development, manufacturing, and sales of DNA probe diagnostics	Manufacture and sales of agrochemicals and pesticides	Sales of pharmaceutical products *3	Research, development, and sales of diagnostic drugs
Capital	US$6,500 *1 (December 2001)	¥50 million (March 2002)	£8,677 thousand (December 2001)	¥470 million (March 2002)
Percentage Ownership	100.0% *2	58.0%	100.0%	100.0%

*1 Paid-in capital is US$106 million.

*2 Indirect holdings through Gen-Probe Holding Company Incorporated.

*3 Chugai Pharma Marketing Ltd. oversees and coordinates sales of the Germany branch, Chugai Pharma France S.A.S., and Chugai Aventis S.N.C.

(2) Business Results

(Millions of Yen)

	Gen-Probe Incorporated		Eiko Kasei Co., Ltd.		Chugai Pharma Marketing Ltd.		Chugai Diagnostics Science Co., Ltd.	
	2001/12	2000/12	2002/3	2001/3	2001/12	2000/12	20002/3	2001/3
Net Sales	17,118	13,717	5,669	6,195	2,230	1,337	1,813	1,720
in foreign currency *(in thousands)*	$129,731	$119,540			£11,619	£7,811		
compared with the previous year	108.5%	101.7%	91.5%	85.3%	148.8%	142.4%	105.4%	98.4%
Net Income	609	(115)	7	170	295	236	(95)	(12)
in foreign currency *(in thousands)*	$4,616	$(1,008)			£1,539	£1,380		
compared with the previous year	—	—	4.1%	87.2%	111.5%	84.5%	—	—

The conversion of performance figures to yen for Gen-Probe Incorporated and Chugai Pharma Marketing Ltd. were made at the prevailing exchange rates on both companies' settlement date (December 31).

(December 2001: $1=¥131.95; £1=¥191.95; December 2000: $1=¥114.75; £1=¥171.20)

8. Information on Other Subsidiaries

a. Establishment of Chugai Research Institute for Medical Science, Inc.

As part of efforts to establish a structure to further enhance the quality and speed of our research, the operations of Chugai Research Institute for Molecular Medicine, Inc. and CSK Research Park Co., Ltd. were merged on October 1 to establish Chugai Research Institute for Medical Science, Inc. as a research subsidiary within the Chugai Group.

b. Reforming the Business Structure of Eiko Kasei Co., Ltd.

As Chugai implements various measures to concentrate Group management resources toward its core pharmaceuticals business, Chugai is progressing with a reform of the business structure of Eiko Kasei Co., Ltd. These reforms are centered on reorganizing and downsizing its agrochemicals business. Along with this reorganization, in June 2001, the rights to *Grachitor,* a rice/lawn herbicide, which was developed by Chugai and sold by Eiko Kasei—were transferred to STS Biotech, a consolidated subsidiary of Showa Denko K.K.

c. Reorganisation of Affiliated Companies in U.S.A.

Chugai has established the holding company Chugai U.S.A., Inc.

Chugai Biophramaceuticals, Inc., which was owned by Chugai Pharma U.S.A., Inc. (former holding company and head office of U.S.A.) has been converted to a limited company and then sold to Chugai U.S.A.

Furthermore, Chugai Pharma U.S.A. and Chugai Biopharmaceuticals were renamed to Gen-Probe Holding Company, Inc. and Chugai Pharma U.S.A, LLC, respectively.

d. Sale of Shares in Domestic Diagnostics Subsidiary

Among diverse measures being taken in line with a policy of concentrating corporate resources in the Company's core business field of prescription pharmaceuticals, the Company plans to sale all the shares of its wholly owned subsidiary Chugai Diagnostics Science Co., Ltd., to Fujirebio Incorporated.

The shares are scheduled to be sold on September 30, 2002, after regulatory affairs are cleared and the business transfer completed.

Development Pipeline

Domestic Development Pipeline

Status	Code	Generic Name (Product name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin	Filing Date
Filed	EPOCH	epoetin beta (Epogin)	# Anemia in premature babies	Recombinant human erythropoietin	Subcutaneous injection	In-house	02/03
Filed	EPOCH	epoetin beta (Epogin)	# Predeposit of autologous blood transfusion	Recombinant human erythropoietin	Subcutaneous injection	In-house	02/03 (Answer submitted date)
Filed	PB-94	sevelamer HCL (Renagel)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme Kirin Brewery/ Co-development	01/12
Filed	CGS20267	letrozole (Femara)	Breast cancer in postmenopausal women	Aromatase inhibitor	Tablet	Novartis Pharma Co-development	00/07
Filed	AVS	nicaraven (Antevas)	Subarachnoidal hemorrhage	Hydroxyl radical scavenger	Injection	In-house	95/04
Preparing for filing	LY139481 HCl	raloxifene HCl (Evista)	Osteoporosis in postmenopausal women	Selective estrogen receptor modulator(SERM)	Tablet	Eli Lilly Japan Co-development	
Phase 3	SG-75	nicorandil (Sigmart)	# Acute heart failure	Potassium channel opener	Injection	In-house	
Phase 2/3	FS-69		Enhancement of ultrasound images	Ultrasound contrast agent for diagnostic imaging	Injection	Alliance	
Phase 2	ED-71		Osteoporosis	Activated Vitamin D derivative	Oral	In-house	
Phase 2	MRA		Rheumatoid arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2	MRA		Crohn's disease	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	

Status	Code	Generic Name	Expected Indications # Additional indications	Remarks	Dosage Form	Origin	
Filed (Taiwan)	PB-94	sevelamer HCL (Renagel)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme	02/03
Phase 2	MRA		Castleman's disease (orphan drug)	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2	MRA		Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2	EPOCH	epoetin beta (Epogin)	# Anemia with cancer treatment	Recombinant human erythropoietin	Subcutaneous injection	In-house	
Phase 2	VAL		Post-hepatectomy/Liver transplantation	Valine Liver-regeneration promoting agent	Injection	In-house	
Completed Phase 1	GM-611		Gastroparesis(Diabetic/Idiopathic)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house	
Completed Phase 1	CHS13340		Osteoporosis	Recombinant parathyroid hormone (rhPTH1-34)	Nasal spray	Suntory Co-development	
Phase 1	CAL		Hypercalcemia of malignancy	Humanized anti-PTHrP monoclonal antibody	Injection	In-house	
Pre-clinical	BO-653		Restenosis in post-PTCA Coronary heart disease	Antioxidant	Capsule	In-house	

Overseas Development Pipeline

Status	Code	Generic Name	Expected Indications	Remarks	Dosage Form	Origin
Phase 2 (US)	GM-611		Gastroparesis(Diabetic/Idiopathic) GERD (Gastroesophageal reflux disease)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house
Phase 2 (EU)	MRA		Rheumatoid arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2 (France)	MRA		Multiple myeloma	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2 (US)	BO-653		Restenosis in post-PTCA Coronary heart disease	Antioxidant	Capsule	In-house
Phase 2 (US)	CAL		Bone metastases	Humanized anti-PTHrP monoclonal antibody	Injection	In-house
Phase 1 (UK)	AHM		Multiple Myeloma	Humanized anti-HM1.24 monoclonal antibody	Injection	In-house
Phase 1 (US)	MRA		Multiple myeloma	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 1 (UK)	MRA		Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house

Chugai Lilly Clinical Research Co.,Ltd.

Status	Code	Generic Name	Expected Indications	Remarks	Dosage Form	Origin
Phase 3 (Bridging study)	LY110140	fluoxetine HCl	Depression,Depressive state	Selective serotonin reuptake inhibitor (SSRI)	Capsule	Eli Lilly Japan *Co-development*
Completed Phase 1	LY139603	tomoxetine HCl	Attention deficit hyperactivity disorder (ADHD)	Selective norepinephrine reuptake inhibitor (SNRI)	Capsule	transferred back to Eli Lilly Japan
Completed Phase 1	IC351	tadalafil	Sexual dysfunction	Selective phosphodiesterase type5 (PDE5) inhibitor	Tablet	transferred back to Eli Lilly Japan

Healthcare (OTC) Products/Drugs

Status	Product Name	Remarks	Date of launch	Manufacturer
On market	Guronsan ace	Nutritional supplement drink (Quasi-drug)	01/11	Chugai Pharmaceutical
On market	Varsan water type for tick	Insecticide	02/03	Eiko-Kasei

Diagnostics: Chugai Diagnostics Science Co.,Ltd.

Status	Product Name	Remarks	Submission Date	Approval Date	Date of launch	Manufacturer
On market	DNA probe "Chugai" MAC Direct	Nucleic acid amplification test for M.avium complex		02/01	02/03	Chugai Pharmceutical
Approved	DNA probe "Chugai" Amp-CML	Nucleic acid amplification test for chronic myelogenous leukemia		02/01		Gen-Probe

Diagnostics: Gen-Probe Incorporated

Status	Product Name	Remarks	Submission Date	Approval Date	Date of launch	Manufacturer
On Market	Qualitative HCV Test	Semi-automated in vitro nucleic acid assay system for the qualitative detection of Hepatitis C Virus virion associated(genomic) RNA in human plasma and serum (Bayer is the distributor)	US 02/03	Japan 01/03 France 01/12 Canada 02/03	Japan 02/04 France 01/12	Gen-Probe

Blood Bank: Gen-Probe Incorporated

Status	Product Name	Remarks	Submission Date	Approval Date	Date of launch(sites)	Manufacturer
On Market (outside US)	TMA Assay HIV-1/HCV	Nucleic acid amplification test for HIV-1 and hepatitis C virus blood screening (commercialized under an alliance with Chiron Corporation)		99/09 (France) 00/02 (Spain) 00/03 (Australia) 00/06 (Singapore) 00/10 (Portugal) 01/02 (Italy) 01/03 (Argentina) 01/03 (Austria) 01/08 (Switzerland) 01/11 (New Zealand) 01/12 (Germany)	01/06 (5 sites) 00/10 (3 site) 00/07 (5 sites) 00/09 (1 site) 01/03 (3 sites) 01/02 (5 site) 02/01 (2 site)	Gen-Probe
On Market (US)	TMA Assay HIV-1/HCV	Nucleic acid amplification test for HIV-1 and hepatitis C virus blood screening (Commercialized under an alliance with Chiron Corporation)	01/01BLA	02/02	02/05 (12 sites)	Gen-Probe

Overseas Development Activity

PRODUCT	AREA	before1996	1997	1998	1999	2000	Submitted	Approved
Lenograstim	Europe 36	U.K., France, Belgium Italy, Austria, Germany Iceland, Luxembourg Netherlands, Portugal Denmark, Ireland Spain, Finland, Switzerland Sweden, Cyprus, Greece Norway, Russia Czech, Croatia 22	Bulgaria Slovakia Kazakhstan Belarus 4	Poland Ukraine Romania 3	Slovenia Serbia Latvia Estonia 4	Lithuania Hungary Bosnia Herzegovina 3	Turkey 1	Georgia Macedonia 2
	Oceania 2	Australia New Zealand 2	0	0	0	0	0	0
	Asia 11	China Korea Thailand 3	Philippines, Malaysia Indonesia, Taiwan Singapore, 5	India Pakistan 2	Bangladesh 1	0	0	0
	Middle East 4	0	Lebanon,Israel Saudi Arabia 3	0	Bahrain 1	0	0	Qatar Kuwait 2
	Africa 7	Morocco, Egypt, Tunisia 3	South Africa Ivory Coast 2	Algeria Cameroon 2	0	0	0	Senegal 1
	South America 10	Argentina 1	Uruguay Colombia Venezuela, Brazil 4	Chile Peru 2	Ecuador Paraguay Bolivia 3	0	0	0
Total	70	31	18	9	9	3	1	5

Nicorandil	Europe 8	U.K., France, Switzerland Netherlands, Denmark 5	Austria Portugal 2	Ireland 1	0	0	Turkey 1	Greece Luxembourg Spain, Italy 4
	Oceania 1	0	0	Australia 1	0	0	0	New Zealand 1
	Asia 2	Korea, Taiwan 2	0	0	0	0	China 1	0
Total	11	7	2	2	0	0	2	5

Attachment 13

For your well-being

02 JUL -8 AM 10: 16 [TRANSLATION]

Fiscal Year 2002
Supplementary Materials for
Non-Consolidated Financial Results

CHUGAI PHARMACEUTICAL CO., LTD.

For further requires, please contact to: Shizuo Kagoshima, Public Relations Office

Telephone: +81-(0) 3-3273-0881

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp

1. Forecasted Results and Differentials

(Millions of Yen)

	FY2002 Actual Results	Initial Projection (announced on Nov. 12, 2001)	Change	
			Amount	%
Net Sales	188,352	190,000	(1,648)	(0.9)%
Operating Income	25,273	29,500	(4,227)	(14.3)%
Recurring Profit	28,120	29,000	(880)	(3.0)%
Net Income	13,787	16,000	(2,213)	(13.8)%
Net Income per Share	¥54.71	¥63.49	¥(8.78)	(13.8)%

A rise in sales of prescription pharmaceuticals outpaced growth of the overall market, owing to the launch of *Epogin S* in sterile prefilled syringes in May 2001 and the contribution of performances of *Suvenyl* (sodium hyaluronate) and *Oxarol* (maxacalcitol), which were launched in the previous fiscal period. In our healthcare business, however, sales of our *Guronsan* line and other nutritional supplement drinks and sales of *Varsan* household-use insecticides dipped below projected amounts amid an ongoing slump in personal consumption. As a result, overall non-consolidated net sales were below projections.

Operating income was below the projected level, reflecting the influence of a decrease in non-prescription product sales as well as the parent company's proactive investments in R&D programs and other programs, primarily those related to antibody drugs. A portion of the shortfall in operating income was compensated for by such non-operating income as lump-sum payments received by the parent company for the transfer of marketing rights. This reduced the shortfall margin in recurring profit. However, net income was ¥2.2 billion below initial forecasts due to an evaluation loss on marketable securities that was recorded as an extraordinary loss.

2. Financial Highlights

(Millions of Yen)

	1999/3	2000/3	2001/3	2002/3	2003/3 (Provision)
Net Sales	167,429	176,565	181,223	188,352	228,500
Operating Income	23,309	27,584	29,546	25,273	28,000
Recurring Profit	23,882	26,539	28,505	28,120	28,000
Net Income	8,219	4,605	16,192	13,787	(13,500)
Return on Equity	5.6%	2.9%	9.3%	7.3%	—
Return on Assets (Recurring Profit)	8.3%	8.9%	9.0%	8.6%	—
Net Income per Share (Yen) [Basic]	¥33.35	¥18.68	¥64.45	¥54.71	¥(33.92)
Net Income per Share (Yen) [Fully Diluted]	¥28.51	¥16.79	¥54.44	¥46.45	—
Shareholders' Equity per Share (Yen)	¥607.55	¥659.17	¥735.38	¥761.74	—
Dividends per Share	¥11.50	¥13.00	¥16.00	¥16.00	¥16.00
Payout Ratio	34.5%	70.0%	24.9%	29.2%	—
Shareholders' Equity to Total Assets	51.1%	53.8%	57.1%	58.2%	—
Cost of Sales to Net Sales	30.9%	29.6%	29.3%	30.6%	32.2%
SG&A Expenses to Net Sales	34.8%	34.3%	34.7%	34.2%	34.8%
R&D Expenses	34,009	36,188	35,673	40,850	47,500
R&D Expenses to Net Sales	20.3%	20.5%	19.7%	21.7%	20.8%
Capital Expenditure	12,937	11,079	7,697	12,487	25,000
Depreciation	9,738	10,357	9,903	8,845	12,000
Export Sales	8,408	8,455	7,691	9,215	9,200
Export Sales Ratio	5.0%	4.8%	4.2%	4.9%	4.0%
Proprietary Drug Ratio (Prescription Pharmaceuticals)	82.0%	82.3%	81.1%	80.8%	80.8%
Number of Employees	3,644	3,606	3,554	3,519	5,030

Notes: 1. Beginning from the fiscal year ended March 31, 2002, treasury stock is presented as a deduction of stockholders' equity. Net income per share (basic), net income per share (fully diluted) and shareholders' equity per share are based on the average number of share outstanding during the term, which is calculated by deducting the number of treasury stock shares from the average number of issued shares during the term.

2. Net income per share for the fiscal year ended March 31, 2003, is projected using the average number of shares calculated based on the projected number of shares at the start and end of that year. In view of an post-merger rise in the number of outstanding shares, the number of outstanding shares at March 31, 2003, is projected to be 543.9 million.

3. The projected number of employees for the fiscal year ended March 31, 2003, includes the number of employees of Nippon Roche, K.K.

4. Number of employees includes employees seconded to other companies.


Net Sales
Recurring Profit
250,000
200,000
150,000
100,000
50,000
0
167,429
176,565
181,223
188,352
228,500
23,882
26,539
28,505
28,120
28,000
1999/3
2000/3
2001/3
2002/3
2003/3
(Provision)


ROE
ROA
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
8.3
8.9
9.3
9.0
8.6
5.6
2.9
7.3
1999/3
2000/3
2001/3
2002/3


Cost of Sales to Net Sales
SG&A Ratio
39.0%
37.0%
35.0%
33.0%
31.0%
29.0%
27.0%
34.8%
34.3%
34.7%
34.2%
34.8%
32.2%
30.9%
29.6%
29.3%
30.6%
1999/3
2000/3
2001/3
2002/3
2003/3
(Provision)


R&D Expenses
R&D Ratio
50,000
40,000
30,000
20,000
10,000
0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
20.3%
20.5%
19.7%
21.7%
20.8%
34,009
36,188
35,673
40,850
47,500
1999/3
2000/3
2001/3
2002/3
2003/3
(Provision)


Capital Expenditures
Depreciation
30,000
25,000
20,000
15,000
10,000
5,000
0
12,937
11,079
7,697
12,487
25,000
9,738
10,357
9,903
8,845
12,000
1999/3
2000/3
2001/3
2002/3
2003/3
(Provision)


Overseas Sales
Overseas Ratio
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
5.0%
4.8%
4.2%
4.9%
4.0%
8,408
8,455
7,691
9,215
9,200
1999/3
2000/3
2001/3
2002/3
2003/3
(Provision)

3. Forecasts for Fiscal Year 2003 (April 1, 2002 – March 31, 2003)

(Millions of Yen)

	FY2003	FY2002	Change	
			Amount	%
Net Sales	228,500	188,352	40,148	21.3%
Operating Income	28,000	25,273	2,727	10.8%
Recurring Profit	28,000	28,120	(120)	(0.4)%
Net Income	(13,500)	13,787	(27,287)	(197.9)%
Net Income per Share	¥(33.92)	¥54.71	¥(88.63)	—%

Note:Assumptions and estimates used for projecting non-consolidated performance are as follows:

1. The average decline in the official reimbursement prices of the Company's prescription pharmaceuticals due to the April 2002 revision of NHI price was 6.2%, and net sales of those products are projected to drop by approximately the same margin.
2. The Company anticipates that extraordinary losses related to the merger—including IT-related, and other temporary expenses as well as such business restructuring expenses as one time amortization of long-term prepaid expenses to facilitate the integration of the merged companies' accounting principles and special expenses to facilitate the integration of the merged companies' retirement benefit schemes—will amount to approximately ¥13.0 billion.
3. The Company anticipates that it will record extraordinary profit on the sale of shares in Chugai Diagnostics Science Co., Ltd., and other companies.
4. The Company estimates the corporate tax liabilities arising from the spin-off of Gen-Probe, Incorporated, at approximately ¥23.0 billion, and this sum is deducted from the projected level of net income in the first half of the fiscal year.

4. Income Statement

(1) Sales by Category (For details, please refer to the next page.)

(Millions of Yen)

	FY2002		FY2001		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	164,708	87.4	154,397	85.2	10,310	6.7
Diagnostics	200	0.1	157	0.1	43	27.3
Medical Devices	903	0.5	1,035	0.6	(132)	(12.8)
Nonprescription	22,435	11.9	25,442	14.0	(3,007)	(11.8)
Other	105	0.1	190	0.1	(84)	(44.3)
Total	188,352	100.0	181,223	100.0	7,129	3.9
Export Sales	9,215	4.9	7,691	4.2	1,524	19.8
Revenues from Fees for Patent Right Use	1,234	0.7	916	0.5	318	34.8

Notes: 1. Nonprescription includes sales of *Varsan*.

2. The decrease in medical devices sales was due to the January 2002 transfer of medical devices business operations.

(2) Sales of the Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

Product Name		1999/3	2000/3	2001/3		2002/3		2003/3 Provisions		
					Change		Change	First Half	Full Year	Change
Prescription Pharmaceuticals										
	Epogin	48,700	53,500	55,300	3.4%	62,700	13.4%	32,400	65,500	4.5%
	Alfarol	18,300	19,400	19,900	2.6%	20,000	0.5%	9,500	18,500	(7.5)%
	Sigmart	15,500	15,600	15,600	0.0%	15,600	0.0%	8,200	16,400	5.1%
	Neutrogin	13,700	14,500	14,100	(2.8)%	14,200	0.7%	7,000	13,700	(3.5)%
	Rythmodan	10,100	9,900	9,700	(2.0)%	9,200	(5.2)%	4,400	8,500	(7.6)%
	Suvenyl	—	—	2,600	—	5,800	123.1%	3,100	6,300	8.6%
	Oxarol	—	—	1,800	—	4,800	166.7%	2,700	5,300	10.4%
	Ulcerlmin	3,900	3,700	4,000	8.1%	3,800	(5.0)%	1,800	3,500	(7.9)%
	Amoban	3,100	3,300	3,600	9.1%	3,300	(8.3)%	1,600	3,200	(3.0)%
	Preran	2,000	2,600	2,700	3.8%	2,600	(3.7)%	1,400	2,700	3.8%
	Glyceol	3,000	2,800	2,700	(3.6)%	2,500	(7.4)%	1,200	2,400	(4.0)%
	Keiten	3,800	3,400	2,600	(23.5)%	2,000	(23.1)%	—	—	—
	Picibanil	1,600	1,500	1,300	(13.3)%	1,100	(15.4)%	500	1,000	(9.1)%
Nonprescription Products										
	Guronsan Brand	14,500	14,600	13,700	(6.2)%	11,400	(16.8)%	6,500	11,000	(3.5)%
	Varsan Brand	7,400	8,100	7,800	(3.7)%	7,100	(9.0)%	6,000	7,500	5.6%
	Chugai Ichoyaku Brand	—	1,400	1,600	14.3%	1,600	0.0%	800	1,600	0.0%
Export Products										
	Neutrogin	4,100	4,800	4,000	(16.7)%	4,800	20.0%	2,400	4,900	2.1%
	Sigmart	1,200	1,300	1,200	(7.7)%	1,700	41.7%	900	2,000	17.6%
	Ulcerlmin	1,700	1,400	1,400	0.0%	1,300	(7.1)%	600	1,000	(23.1)%
Nippon Roche K.K.'s Products		—	—	—	—	—	—	—	41,100	—

Notes: 1. In May 2001 *Epogin* S was launched as a prefilled syringe.

2. *Suvenyl* (sodium hyaluronate), an agent for relieving pain associated with chronic rheumatoid arthritis, was launched in August 2000, and *Oxarol* (maxacalcitol), an agent for treating secondary hyperparathyroidism, was launched in September 2000.

3. During the fiscal year ended March 31, 1999, *Chugai Ichoyaku* brand products were sold by Chugai MSD Co., Ltd., which has since been dissolved.

4. Effective March 2002, the marketing of *Keiten* cephem antibiotic products has been transferred to Fujisawa Pharmaceuticals Co., ltd.

(3) SG&A Expenses

(Millions of Yen)

	FY2002	Ratio	FY2001	Ratio	Change	
					Amount	%
SG&A Expenses	64,490	34.2%	62,957	34.7%	1,533	2.4%
R&D Expenses	40,850	21.7%	35,673	19.7%	5,176	14.5%
Total	105,340	55.9%	98,630	54.4%	6,710	6.8%

The principal increases within SG&A expenses were expenses for retirement benefits. The principal increases within R&D expenses were for collaborative research, the introduction of technologies, and contract research expenses.

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	FY2002	FY2001	Change
Interest and Dividend Income [Dividend Income]	562 [297]	1,371 [925]	(809) [(628)]
Interest Expense [Interest Payments on Corporate Bonds]	826 [759]	821 [715]	5 [43]
Net Difference: Financial Income and Expenses	(264)	550	(814)

The principal factor underlying the decline in dividends received was a decrease in dividends from subsidiaries.

b. Gain on Sale of Marketing Rights, etc.

Gain on sale of marketing rights, etc. consists mainly of a lump-sum payment received from the transfer of domestic sales rights for *Oxarol* ointment to Maruho Co., Ltd.; a lump-sum payment received from the transfer of marketing rights for *Keiten* cephem antibiotic to Fujisawa Pharmaceutical Co., Ltd.; a lump-sum payment received for transfer of rights to *Grachitor* herbicide to SDS Biotech K.K.; and a lump-sum payment received for transfer of rights to a major part of its medical device product lines to Kobayashi Pharmaceutical Co., Ltd.

c. Loss on Inventories

Loss on inventories consists mainly of the losses on the disposal of non-prescription products returned unsold by retailers and wholesalers and prescription pharmaceutical products voluntarily recalled by the Company from the market, as well as losses on the disposal of products that stemmed from the Company's withdrawal from the medical devices business.

(5) Extraordinary Losses

Valuation loss of investment securities: Chugai recorded an impairment loss on those investment and marketable securities that declined sharply in market value, principally shares in financial institutions.

5. Balance Sheets

Summarized Balance Sheets

(Millions of Yen)

	As of Mar. 31, 2002		As of Mar. 31, 2001		Change	Notes
	Amount	%	Amount	%		
Assets	329,809	100.0%	324,755	100.0%	5,053	
Current Assets	153,800	46.6%	150,879	46.5%	2,920	(1)
Fixed Assets	176,008	53.4%	173,875	53.5%	2,132	(2)
Liabilities	137,831	41.8%	139,439	42.9%	(1,608)	
Current Liabilities	84,332	25.6%	49,587	15.3%	34,745	(3)
Fixed Liabilities	53,498	16.2%	89,852	27.6%	(36,353)	(4)
Shareholders' Equity	191,977	58.2%	185,316	57.1%	6,661	
Common Stock	24,034	7.3%	23,993	7.4%	40	(5)
Legal Retained Earnings	40,468	12.3%	39,925	12.3%	542	(5)
Retained Earnings	125,071	37.9%	116,258	35.8%	8,813	
Net Unrealized Gain on Securities	2,472	0.7%	5,138	1.6%	(2,665)	(5)
Treasury stock	(69)	(0.0)%	—	—	(69)	(5)

(1) Current Assets

a. Cash and Marketable Securities

(Millions of Yen)

As of March 31, 2002	As of March 31, 2001	Change
55,453	52,645	2,807

b. Marketable Securities

(Millions of Yen)

	As of March 31, 2002	As of March 31, 2001	Change
Investment Trusts	5,093	26,534	(21,440)
Bonds	24,087	3,995	20,092

The Company makes changes of its negotiable securities portfolio based on consideration of safety and yields.

c. Trade Receivables, Inventories and Turnover Periods

(Millions of Yen)

	As of March 31, 2002	As of March 31, 2001	Change
Outstanding Balance of Trade Receivables	63,151	64,491	(1,340)
Trade Receivables Turnover Periods (Month)	3.98	4.20	(0.22)
Outstanding Balance of Inventories	24,549	23,776	773
Inventory Turnover Period (Month)	5.13	5.45	(0.32)

(2) Fixed Assets

a. Principal Capital Investment

(Millions of Yen)

Utsunomiya Plant

New facilities and renovation of existing facilities for the manufacture of antibodies:

¥3,834 (Total investment: ¥8,830)

(Planned start and completion: March 2001 – March 2003)

Ukima Plant

Construction of a wing for biological testing agents: ¥1,207 (Total investment: ¥2,150)

(Planned start and completion: November 2000 – June 2002)

Fujieda Plant

New facilities for the manufacturing of investigational synthetic new agents:

¥1,035 (Total investment: ¥3,750)

(Planned start and completion: November 2001 – January 2003)

Ukima Plant

Construction of a wing for analytical technology research: ¥809 (Total investment: ¥3,740)

(Planned start and completion: November 2001 – April 2003)

Kagamiishi Plant

Consolidation of packaging facilities ¥589 (Total investment ¥950)

(Planned start and completion: May 2001 – February 2002)

b. Decline in Investment Securities

This consisted mainly of a ¥4,551 million decline in an net unrealized gain and an impairment loss of ¥3,343 million in investment securities for which market value declined sharply.

c. Increase in Shares of Subsidiary (Millions of Yen)

Gen-Probe Holdings Company, Inc. ¥6,942 (Capital increase payment)
(former Chugai Pharma U.S.A., Inc.)
Chugai U.S.A., Inc. ¥2,568 (Capital payment)
Chugai Diagnostics Science Co., Ltd. ¥600 (Capital increase payment)
Chugai Research Institute for Medical Science, Inc.
(former CSK Research Park, Inc.) ¥20 (CSK Research Park Co., Ltd. merged Chugai Research Institute for Molecular Medicine Inc.)
Chugai Research Institute for Molecular Medicine Inc.
¥(80) (Dissolved due to a merger with CSK Research Park Co., Ltd.)
Shanghai Chugai Pharmaceutical Co., Ltd. ¥ 63 (Capital increase payment)
Takaoka Chugai Pharmaceutical Co., Ltd. ¥1 (Acquired all investments held by other companies. As a result, Takaoka Pharmaceutical Co., Ltd. became a wholly owned Chugai subsidiary.

d. Deferred Tax Assets

Deferred tax assets rose ¥2.2 billion from the end of the previous fiscal period. This was primarily because of a decline in offsetting amounts with deferred tax assets due to a decrease in unrealized gain on investment securities. (Deferred tax liabilities: Current fiscal year: ¥1,759 million, Previous fiscal year (March 2001): ¥3,648 million.)

(3) Current Liabilities

a. Notes Payable

(Millions of Yen)

	As of March 31, 2002	As of March 31, 2001	Change
Raw Materials/Products	1,771	2,457	(685)
Others	63	51	12

b. Convertible Bonds Scheduled to be Redeemed within One Year

The Company's #3 series of unsecured convertible bond, and #5 series of unsecured convertible bond which is subject to exercise an early redemption, are scheduled for redemption within one year, and have been shifted from fixed liabilities to current liabilities.

c. Accrued Liabilities

(Millions of Yen)

	As of March 31, 2002	As of March 31, 2001	Change
Facilities	4,974	3,018	1,955
Others	5,727	5,146	580

(4) Fixed Liabilities

a. Corporate Bonds (Outstanding balance of convertible bonds, redemption periods, and others)

	Outstanding Balance of Unredeemed Bonds [Issued Amount]	Redemption Period	Redemption Price
#3 series of Unsecured Convertible Bonds	¥9,906 million [¥10,000 million]	June 2002	¥1,952.40
#5 series of Unsecured Convertible Bonds	¥29,916 million [¥30,000 million]	June 2002	¥1,200.00
#6 series of Unsecured Convertible Bonds	¥24,903 million [¥25,000 million]	September 2008	¥1,014.00

In accordance with an early redemption of the Company's #5 series of unsecured convertible bond, its claim period for reimbursement has been changed from June 29, 2006, to June 28, 2002, and the maturity date has been changed from June 30, 2006, to June 28, 2002.

The Company's #3 and #5 series of unsecured convertible bonds are scheduled for redemption within one year and have been shifted from fixed liabilities to current liabilities.

(5) Shareholder's Equity

a. Common Stock and Additional Paid-In Capital

Increases in common stock and additional paid-in capital are due to the conversion of #5 series of unsecured convertible bonds. (Number of shares increased during the term: 68,331 shares)

The number of fully diluted shares (shares issued in the event that all convertible bonds were converted into stock) totaled 54,562 thousand shares.

b. Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Total Shares Outstanding (%)
The Chase Manhattan Bank, N.A. London	27,343	10.84
Sumitomo Mitsui Banking Corporation	12,596	4.99
J.P. Morgan Trust Bank Ltd., *tax-free account*	8,332	3.30
Sumitomo Life Insurance Company	7,007	2.77
Mitsubishi Trust & Banking Corporation, *trust account*	6,236	2.47
The Nichido Fire and Marine Insurance Co., Ltd.	5,767	2.28
The Asahi Bank, Limited	5,489	2.17
The Government of Singapore Investment Corporation Pte Ltd.	5,441	2.15
State Street Bank & Trust Company	4,975	1.97
Morgan Stanley & Co. Incorporated	4,741	1.88
Total	87,929	34.88

Note: A submitted report on holders of large volumes of Company stock is as follows.

- Capital Research and Management Company and four affiliated companies
  53,005 thousand shares (21.03% as of December 6, 2001)
- JF Asset Management Limited and five affiliated companies
  24,209 thousand shares (9.60% as of March 31, 2002)
- Goldman Sachs Japan Limited and three affiliated companies
  23,161 thousand shares (9.17% as of December 31, 2001)
- Morgan Stanley Japan Limited and six affiliated companies
  16,435 thousand shares (6.45% as of September 30, 2001)

c. Shareholders

	As of March 31, 2002	As of March 31, 2001	As of March 31, 2000
Finance	35.11 %	39.20 %	45.41 %
Securities	1.06	0.40	0.50
Corporate	3.38	3.46	3.68
Foreign Corporate	45.56	42.11	33.71
Individual and Others	14.89	14.83	16.70
Total	100.00 %	100.00 %	100.00 %

d. Net Unrealized Gain on Investment Securities

All valuation gains Net of Tax of ¥2,472 million were directly credited to capital.

e. Treasury Stock

Treasury stock was previously presented in the assets in the balance sheets but is recorded as a deduction item at the end of the stockholders' equity portion of the balance sheets beginning from the fiscal year under review.

Attachment 14

02 JUL -8 AM 10: 27

[TRANSLATION]

May 21, 2001

Chugai Pharmaceutical Co., Ltd.
Ticker Symbol: 4519
Contact: Nobuyoshi Ando,
Director of Accounting Dept.
Tel: +81-(0)3-3281-6611

The Year-End Dividend for FY2001, ended March 31, 2001

Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that it has revised the year-end dividend payment for the fiscal 2001, ended March 31, 2001. It was approved in the board meeting, held on May 21, 2001,

1. The reason for the upward revision:

   Initially, the year-end dividend was planned to be 6.50 yen per share, however, in consonance with the financial results of the fiscal year 2001, ended March 31, 2001, announced today, Chugai has decided to change the amount adding 3 yen per share, to pass on the profit to the shareholders.

2. Year-end dividend for the fiscal year 2001, ended March 31, 2001:

	Original Plan (as of Nov.13,2000)	Revision	Previous Year (FY2000)
Year-End Dividend per Share	6.50 yen	9.50 yen	7.25 yen
Annual Dividend per Share	13.00 yen	16.00 yen	13.00 yen (including commemorative dividend: 1.50 yen)

Attachment 15

[TRANSLATION]

Chugai reports Clinical Hold on Phase 2 Study of Gastroparesis Drug

Tokyo—May 21, 2001—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that it has reported that Chugai Biopharmaceuticals Inc. (CBI; San Diego; President: Henry L. Nordhoff), a wholly-owned subsidiary, has informed investigators that the US Phase 2 trial of GM 611 (the development code) has been placed on clinical hold by the FDA, pending final review of the results of rodent carcinogenicity studies.

CBI reported the preliminary results of a 2-year rat carcinogenicity study to the FDA. In this study, there was an increased incidence of lymphomas in the animals receiving the highest dose of GM-611. This high dose was approximately 1600-fold higher (based on area under the curve) than the highest daily dose that patients received in the clinical trials. There was no increase in the incidence of tumors in a 6-month mouse carcinogenicity study. In this study, the highest daily dose was approximately 6400-fold higher than the highest daily dose in the human clinical trials. It is not known whether these findings indicate a risk for humans.

In an ongoing assessment of these studies, additional analyses are being conducted and these results will be discussed with the FDA.

GM-611 is a motilin agonist that has gastroprokinetic effects. It is being developed for the treatment of disorders of gastrointestinal motility, such as gastroparesis. In Japan, it is observing to enter phase 2 clinical trial.

For more information, please contact:
+81-(0)3-3272-0881, Public Relations Office,
pr@chugai-pharm.co.jp

Attachment 16

[DETAILED SUMMARY TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Chugai Sells Business Rights of Medical Device Products to Kobayashi

Tokyo—October 1, 2001—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that it has reached an agreement with Kobayashi Pharmaceutical Co. Ltd.(Kobayashi)(Head Office: Osaka City) on September 30, 2001 to sell a major part of its existing medical device product lines: "CERATITE®," a bone prosthesis manufactured by NGK Spark Plug Co., Ltd.; " NEOFIX®," a synthetic bioabsorbable fixation device manufactured by Gunze Co., Ltd.; and "CERASUPPORT PLATE AND SCREW," a titanium-alloy internal fixation device manufactured by Homs Engineering Inc. to Kobayashi, effective January 1, 2002, in accordance with Chugai's decision to withdraw from the medical device business.

"CERATITE®" is a bone prosthesis made from ceramics composite comprised of hydroxyapatite(HAP) and tricalcium phosphate (TCP). It was launched in July 1990 with its easyiness of molding into variety of configurations and superior bending strength as its characteristics.
"CERASUPPORT PLATE AND SCREW" are titanium plate and screw to fix specially made "CERATITE®" as a cranial bone prosthesis, and they were newly launched in July 2001.
"NEOFIX®" is a bioabsorbable poly-L-lactic acid(PLLA) fixation device, a polymerized L-lactic acid that naturally exists in human body, as its raw material. It was launched in May 1995, as a product reducing the burden of patients by eliminating the necessity of conducting reoperations for removal, which was necessary when using metallic internal fixation devices.

Chugai has been implementing various measures to concentrate its management resources to its core business, prescription pharmaceutical business, and to help such effort, it has introduced several measures to the medical device business such as the elimination of minor product lines and installation of more refined product leasing system, order handling system and inventory control system, to improve the business with the aim of establishing self-sustaining operation. As a result, it has achieved significant improvements and in the first half of fiscal year 2002, ended September 30, 2001, its

projected sales revenue is 6.4 million yen, achieving 107% of the plan, 124% year on year. However, amid the drastic change in the operating environment, establishing a global base for the core business has been the priority, and in order to further enhance the concentration of the management resources to the prescription pharmaceutical business, Chugai has decided to withdraw from the medical device business as of March 31, 2002.

Kobayashi records annual sales of 15.4 billion yen in medical equipment business (of which medical device division contributed 9.8 billion yen), and this agreement meets both parties' interest, which are Kobayashi's objective of further expanding its medical equipment business and Chugai's interest in transferring the medical device products to a company having the capability to significantly increase the market presence of the products.

(As of March 2001)

Chugai Pharmaceutical Co., Ltd.

- ♦Date of Foundation: 1925
- ♦Capital: ¥24 billion
- ♦Net Sales Consolidated (¥203 billion) Non-consolidated (¥181.2 billion)
- ♦Operating Income Consolidated (¥29 billion) Non-consolidated (¥28.5 billion)
- ♦Number of employees Consolidated (4,931) Non-consolidated(3,554)
- ♦Business Activities: Research, development, manufacture, export, import, and sales of quasi-drugs, pharmaceutical products, medical devices, diagnostic products and food.

Kobayashi Pharmaceutical Co., Ltd.

- ♦Date of Foundation: 1919
- ♦Capital: ¥3.5 billion
- ♦Net Sales Consolidated (¥185 billion) Non-consolidated (¥177.8 billion)
- ♦Operating Income Consolidated (¥12.7 billion) Non-consolidated (¥12.1 billion)
- ♦Number of employees Consolidated (1,924) Non-consolidated (934)
- ♦Business Activities: Manufacture, sales and wholesale of home products, medical related business

Attachment 17

[DETAILED SUMMARY TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Licensing Agreement on New Anti-Cancer Agent belonging to the Taxoid Family, "Polyglutamate Paclitaxel"

Tokyo—October 22, 2001—Chugai Pharmaceutical Co., Ltd. ("Chugai") announced today that it has entered into a licensing agreement with CTI Technologies, Inc. ("CTIT"), a wholly owned subsidiary of Cell Therapeutics, Inc. ("CTI"), for a new anti-cancer agent, "Polyglutamate Paclitaxel" ("the compound"), belonging to a new type of the taxoid family, developed by CTI. Under this agreement, Chugai will obtain exclusive rights to development and marketing of the compound in Asia including Japan, South Korea, Taiwan and other countries.

The compound is an anti-cancer agent, a water-soluble polymer linking paclitaxel with polyglutamate (PG) polymer. Currently, some clinical trials of the compound are being conducted, or are under preparation, in the United States for various indications including ovarian, lung, breast, and colorectal cancers. The compound, a second generation taxane, is expected to be an anti-cancer agent with reduced side-effects, and targets new indications in which currently available taxane anti-cancer drugs have not proven effective. Chugai plans to use the data from the aforementioned clinical trials conducted in the United States to accelerate the clinical trials in Japan and to promptly obtain approval for importing the compound.

CTI is a U.S.-based company focusing on development and marketing of new agents for cancer. The Company currently markets an anti-cancer agent in the U.S. and is developing two other agents in addition to the compound.

Chugai will develop the compound based on its development experiences of an agent for neutropenia, "recombinant G-CSF" (product name: Neutrogin®), and an anti-cancer agent belonging to the taxoid family, "docetaxel" (product name: Taxotere® marketed by Aventis Pharma, Ltd.), and other agents. Chugai hopes to contribute to the treatment of cancer, which is one of its strategic areas, by developing and marketing the compound.

Cell Therapeutics Inc.

Address: 201 Elliott Avenue West, Suite 400, Seattle, Washington 98119 U.S.A

President and CEO: James A. Bianco, MD

Business: development and marketing of anti-cancer agents

Listing: NASDAQ (CTIC)

URL: http://www.cticseattle.com

Polyglutamate Paclitaxel

This polymer compound has a characteristic of concentrating and being retained in the tumor tissues, due to the increased permeability of the tumor blood vessels and lowered activity of polymer recovery from the tumor tissues. Since it is incorporated into the cells as polymer and gradually decomposed, it is considered that the compound is less affected by the tumor cell's excretory function, thus maintaining paclitaxel in the tumor cells for a long time. As a result, the compound is expected to be effective for the types of cancer and patients in which the existing taxane is not effective, and to have reduced side-effects. An additional merit of the compound is that, unlike the existing taxane, pre-medication is unnecessary and the infusion time is shorter.


Blood flow
Interstitium
Movement of lymphatic fluid
Extravasation
Pathway followed by macromolecules
Loop of capillary
Lymphatic vessel
Pathway followed by water and small solutes

Ref.: *L. W. Seymour, Crit. Rev. Ther. AP Drug Carrier Systems. 9(2): 135-187 (1992)*

Attachment 18

[TRANSLATION]

November 1, 2001

To whom it may concern:

Company Name: Chugai Pharmaceutical Co., Ltd.
Representative: Osamu Nagayama
Representative Director & CEO
Code Number: 4519
Listing: First sections of Tokyo, Osaka and Nagoya, and Fukuoka
Inquiries to: Harutaka Fujita
Director, General Affairs Dept.
(Tel: 03-3273-0809)

NOTICE OF CHANGE OF MAJOR SHAREHOLDER

This notice is to inform you that there has been a change of our major shareholders as follows:

1. Background for the occurrence of the change

   The change was identified from our shareholders' register as of September 30, 2001.

2. Name and address of the shareholder

   (1) Name: The Chase Manhattan Bank N.A., London
   (2) Address: Woolgate House, Coleman Street London EC2P 2HD, England

3. Number of shares held by the shareholder and its shareholding ratio to the total outstanding shares

	Number of shares held by the shareholder	Shareholding ratio to the total outstanding shares	Rank of shareholding
Before Change (as of March 31, 2001)	23,149,732	9.18%	1
After Change	27,172,532	10.78%	1

4. Future prospects

   Unknown

[DETAILED SUMMARY TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Chugai Lilly Clinical Research Company, Ltd. To Disband

Tokyo—November 30, 2001—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that Eli Lilly and Company (Chairman, President and Chief Executive Officer: Sidney Taurel, headquartered in Indianapolis, Indiana, United States) and Chugai have agreed to dissolve their clinical research joint-venture contract in Japan. Based on the agreement, the products in development at Chugai Lilly Clinical Research Company, Ltd. (CLCR) (President: Takeaki Hirano, headquartered in Chuo-ku, Tokyo) will be transferred to Eli Lilly Japan K.K. (President: Andrew A. Mascarenhas, headquartered in Chuo-ku, Kobe), a Japan subsidiary of Eli Lilly and Company, by the end of 2002.

CLCR, a fifty-fifty joint venture of Chugai and Lilly, began operation in April 1999 with 200 million yen in capital and about 20 employees. CLCR was established to conduct clinical development of selected Lilly compounds targeted for the Japanese market.

The compounds in development include LY110140 (fluoxetine hydrochloride) for the treatment of depression and depressive state, LY139603 (atomoxetine) for the treatment of attention-deficit hyperactivity disorder, IC351 (tadalafil) for the treatment of erectile dysfunction, and LY335979 (multi-drug resistance modulator) for the treatment of breast and ovarian cancers. Currently LY110140 is in a late-stage bridging clinical study, and LY139603 and IC351 are in Phase I clinical trials. CLCR will transfer the compounds to Lilly Japan by the end of 2002, following the completion of certain transitional work.

The decision to end the contract was made primarily because Lilly's internal development capacity and capabilities at its Japanese affiliate have significantly improved since the creation of CLCR.

In order to offset Chugai's investment in the joint venture and the loss of copromotion or comarketing rights for the products in development at CLCR, Chugai and Lilly have agreed to modify their 1995 contract in which the companies agreed to codevelop and comarket raloxifene for the Japanese market. Raloxifene is currently being prepared for regulatory submission in Japan for the treatment of osteoporosis in postmenopausal women. Lilly currently markets raloxifene under the brand name Evista® in most other countries. The contract has been modified to be more financially advantageous for Chugai, which will benefit both companies, and it establishes a more practical business structure between Chugai and Lilly.

Chugai is a leading research- and development-oriented Japanese pharmaceutical manufacturer, employing about 4,000 staff in Japan, that is focused in disease areas associated with bone, blood, the cardiovascular system, cancer, and infectious diseases. It is the market leader in the field of osteoporosis. Two biotech products, epoetin beta, EPO and lenograstim, G-CSF, have also contributed to the company's success. Chugai has pharmaceutical operations in a number of major markets abroad.

###

Attachment 20

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Arrangement for Information Providing Activity on Rhythmodan®, an Antiarrythmic Agent, Has Been Modified

Tokyo—December 7, 2001—Chugai Pharmaceutical Co.(Chugai), and Aventis Pharma have announced today that the arrangement for information providing activity on antiarrythmic agent, Rhythmodan® (generic name: disopyramide) has been modified. Starting January 1, 2002, Chugai alone will provide and gather information to and from the medical institutions. Aventis Pharma will continue to hold the right to import and manufacture the product.

Aventis Pharma is currently taking measures to further concentrate management resources to its core strategic global products to strengthen its position in the Japanese market, while implementing measures to maximize the product value of the existing product portfolio. Antiarrythmic agent Rhythmodan® has been marketed by Chugai under manufacturing and marketing alliance with Aventis Pharma. While Rhythmodan® is an important product to Aventis Pharma, the decision has been made to enable concentration of management resources to the core strategic products.

Chugai will make unchanged commitment to carry out information providing activity for proper use of this globally well-known product, Rhythmodan®.

For more information, please contact:

+81-(0)3-3272-0881, Public Relations Office,
pr@chugai-pharm.co.jp

Attachment 21

[TRANSLATION]

December 10, 2001

F. Hoffmann-La Roche Ltd.
Chugai Pharmaceutical Co., Ltd.

CONCLUSION OF STRATEGIC ALLIANCE
BETWEEN ROCHE AND CHUGAI PHARMACEUTICAL
TO CREATE NEW "CHUGAI PHARMACEUTICAL"
AND ESTABLISH NEW BUSINESS MODEL

This is to announce that F. Hoffmann-La Roche Ltd. (Head office: Basel, Switzerland / Chairman and CEO: Franz Bernhard Humer) ("Roche") and Chugai Pharmaceutical Co., Ltd. (Head office: Chuo-ku, Tokyo / President and CEO: Osamu Nagayama) ("Chugai") have agreed to enter into a strategic alliance (the "Alliance'), which primarily aims to integrate the pharmaceutical business (including OTC) in Japan of both parties, and have signed the basic agreement regarding the Alliance on December 10, 2001 after taking the necessary procedures of the respective Board of Directors of both parties.

This Alliance enables Roche to establish a solid foundation for the development and sale of new drugs in Japan, the second largest market in the world, and to diversify the R&D function through access to the pipeline to new drugs developed in Japan, resulting in a greater advantage in global competition.
On the other hand, the Alliance enables Chugai to expand as a leading Japanese R&D-oriented pharmaceutical company with a global business foundation through a close relationship with Roche, which will be our largest shareholder and most important business partner.

At the same time, this Alliance, which has a significant meaning to both companies' mid- and long- term growth, also brings a greater contribution than before to R&D activities to develop new drugs in Japan and the field of life science. The global R&D system of Chugai to be enhanced by Chugai's becoming a member of the Roche group has the potential to progress greatly as combined with the improvement of the foundation for the development of new drugs, and is expected to markedly contribute to the diversification of the industry's role to make Japan a new drug exporter.

1. **Gist of Alliance**

(1) Objective of Alliance

The objective of the Alliance is to establish a new "win-win" business model for both Roche and Chugai to create a new "Chugai" by merging Nippon Roche K.K., a wholly-owned subsidiary of Roche (Head office: Minato-ku, Tokyo / President and CEO: Wataru Ogawa) ("Nippon Roche"), into Chugai and by developing Chugai to be the leading pharmaceutical company in Japan.

This business model, once established, will enable Roche to markedly strengthen the foundation of the pharmaceutical business in Japan, the second largest market in the world, and will enable Chugai to secure a critical mass in order to survive global competition as a manufacturer that develops new drugs.

(2) Details of Alliance

We intend to implement the following agreed matters subject to the approval of shareholders' meeting and the relevant domestic and foreign regulatory authorities:

a. Merger Between Chugai and Nippon Roche

Chugai will merge with Nippon Roche in order to integrate both companies' pharmaceutical business (including OTC business) in Japan. The surviving company and corporate name thereof after the merger will be "Chugai Seiyaku Kabushiki Kaisha," and Chugai will maintain its listing on the Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange.

b. Acquisition of 50.1% of Chugai Shares by Roche

Roche will ultimately acquire 50.1% of the total issued shares of Chugai through the merger between Chugai and Roche, take-over bid (TOB), and third-party allotment of new shares by Chugai.

c. Chugai's Exclusive Representative in Japan and Chugai's Right of First Refusal to Roche's Products

Chugai will be the sole pharmaceutical company of Roche in Japan and will have the right of first refusal to the development and sale of the pharmaceutical pipeline products of the Roche group.

d. Roche's Right of First Refusal to Chugai's Products

If Chugai calls for a partner for the development and sale outside Japan, Roche will have the right of first refusal to the development and sale outside Japan (excluding Korea) of the pharmaceutical pipeline products.

e. Spin-off* of Gen-Probe Incorporated

Prior to Roche's acquisition of Chugai shares, Chugai will, through its capital reduction, distribute to its shareholders the shares of Gen-Probe Incorporated ("Gen-Probe") (Head office: San Diego, California, U.S.A.), Chugai's wholly-owned U.S. subsidiary engaging in diagnostics business, to consummate the spin-off of Gen-Probe.

Gen-Probe will be listed on the American Stock Exchange (AMEX) after the consummation of the spin-off.

*Spin-off means a company split by distributing to the shareholders of a parent company the shares of a subsidiary owned by the parent company.

(3) Management of New Chugai

The Alliance aims to establish a new business model different from ordinary corporate acquisitions or joint ventures.

Chugai will be a consolidated subsidiary of Roche as a result of Roche's acquisition of 50.1% of the total Chugai shares. However, Chugai will continue management in accordance with Japanese culture and society as an independent listed company and will independently promote research, development, manufacture and sales, including business outside Japan, pursuant to the governance agreement agreed upon by Chugai and Roche.

The foregoing was determined based upon the business judgement that the business of the whole Roche group is expected to expand through both companies' close partnership, or receive the benefits achieved through the cooperation of the portion shared by both companies, and they will develop by respecting each others' character and culture while maintaining a close partnership and taking the merits found in the common respects of both companies.

Osamu Nagayama, current President of Chugai, will continue to hold the office of Representative Director and President, and Wataru Ogawa, President of Nippon Roche, will assume the office of Senior Managing Director of Chugai. Franz B Humer, Chairman and CEO of Roche, William M. Burns, General Manager of Pharmaceutical Department of Roche, and Hiroaki Shigeta, Chairman of Nippon Roche, will newly assume the office of Director of Chugai.

(4) Competitiveness of New Chugai

As a result of the contemplated merger of Nippon Roche into Chugai, the sales amount of new Chugai will be ¥253 billion (based on the results in the fiscal year 2000), ranking 5 in Japan in the sales of pharmaceutical drugs, and new Chugai will be a leading pharmaceutical company in Japan in terms of R&D and sales and marketing force.

In addition, the Roche group, including new Chugai, will rank tenth or higher in the world, with an estimated amount of sales (based on the results in fiscal year 2000) being CHF 30.4 billion (approximately ¥2.3 trillion), and an estimated amount of sales of global pharmaceutical business (including OTC) being CHF 20.5 billion (approximately ¥1.5 trillion).

The synergies expected to be brought by the Alliance are as follows:

- With respect to the business end, a new effective business system is expected to be established, which enables us to deal with the EBM (Evidence Based Medicine) and critical pass, because of the combined MRs approximately in the number of 1,400 and increased support members for academic activities. In addition, both companies have few duplicate products, resulting in a wider variety of products, while they can secure their positions in the field of developing markets, such as the fields of cancer/blood, kidney, bone and

communicable disease.

- With respect to research and development, as a result of joining in Roche by Chugai, which leads the industry in the concentration of its management resources to the R&D costs (ratio to the amount of sales: 20%), the competitiveness of Roche will be markedly strengthened. For example, the annual global R&D cost of the Roche group after integration with Chugai will exceed CHF 4 billion.

  Above all, the business chances for genome research, proteomics and life science technology, which are drawing more attention globally, will be increased, and it will be enabled to establish a cooperation system for the production of a world-leading ability to develop and manufacture polymer biotechnology products, including antibody pharmaceuticals.

- The pipelines of new drug development will contain 46 compounds from Roche and 14 compounds from Chugai in clinical development. The combination of the pipelines of both companies will realize a strong, well-balanced line-up in both the short and long term.

- With respect to research, as Roche Kmakura Institute will be combined with the R&D network centered on the Fuji Gotenba Institute of Chugai, the competitiveness in the field of cancer will be markedly strengthened. In addition, research on cancer and bone, kidney and circular-related diseases based upon the research on low molecular (including antibody pharmaceuticals and vitamin D derivative) is consistent with the commitment to the development of the innovative new drug and strategic remedy field in which Roche has taken pride for the long term, and the pipeline of Roche as a group will be strengthened.

- With respect to the development and sales outside Japan, as the management resources necessary to establish a foundation are secured, the development of products, particularly antibody pharmaceuticals that are currently in the phase of clinical development, will be accelerated, and it will be enabled to expand the business effectively through, *inter alia*, the promotion of collaboration utilizing Roche's global network effectively.

- With respect to the OTC business, the combination of Chugai's presence in the OTC market and Roche's products will enable the Roche group to establish the foundation to grow.

(5) Target of Short-Term Sales

Chugai targets the amount of sales of pharmaceutical drugs to be ¥300 billion (assumed to rank fourth in the industry) in the 3rd year following the merger (March, 2006).

2. Spin-off of Gen-Probe

Since Chugai's acquisition in 1989, Gen-Probe has established a firm position with its unique

clinical diagnostics business and blood screening business using the DNA probe-based technology. However, Chugai has determined to separate Gen-Probe, which competes with Roche's diagnostics business and to concentrate management resources on its core business, medical pharmaceutical business and health care business through this Alliance.

Considering that Chugai shareholders strongly anticipate the growth potential of Gen-Probe, Chugai has decided to spin-off by way of capital reduction as a method of separation of Gen-Probe so that Chugai shareholders may continue to own Gen-Probe shares.

Gen-Probe will have its shares listed on the American Stock Exchange after the consummation of the spin-off, and will be an American listed company completely independent from Chugai. However, the current management of Gen-Probe will continue to be in charge of the management.

In addition, the fair value of Gen-Probe based on the valuation of the third-party appraisal is approximately ¥80 billion.

3. Schedule

After the approval of the ordinary general meeting of shareholders to be held in June, 2002, we plan to implement the spin-off of Gen-Probe by means of capital reduction, and to consummate a series of transactions, including the merger between Chugai and Nippon Roche, in or around the fourth quarter of 2002.

<Additional Information>

1. Overview of Parties to Merger

(1) Corporate name	Chugai Pharmaceutical Co., Ltd.	Nippon Roche K.K.
(2) Business	Manufacturing and sales of pharmaceuticals	Manufacturing and sales of pharmaceuticals
(3) Date of incorporation	March 10, 1943	May 12, 1932
(4) Location of registered head office address	5-1, Ukima 5-chome, Kita-ku, Tokyo	6-1, Shiba 2-chome, Minato-ku, Tokyo
(5) Representative	Osamu Nagayama, Representative Director and President	Wataru Ogawa, Representative Director and President
(6) Capital	¥23,993 million	¥8,800 million
(7) Number of issued shares (Amount of par value)	252,000,233 (Par value: ¥50)	88,000 (Par value: ¥100,000)
(8) Shareholders' equity	¥190,256 million	¥24,300 million
(9) Total assets	¥340,174 million	¥72,600 million
(10) Fiscal year end	March 31	December 31
(11) Number of employees	4,886	1,691
(12) Major partners	K.K. Kuraya Sanseido, K.K. Aswell, Fukujin K.K., Aventis Pharma K.K., K.K. KSK	F Hoffmann-La Roche Ltd, K.K. Suzuken, K.K. Kuraya Sanseido
(13) Major shareholders and holdings (as of March 31, 2002)	The Chase Manhattan Bank, N.A., London: 9.18% The Asahi Bank, Ltd.: 3.41% Sumitomo Bank, Ltd. : 3.17% The Chase Manhattan Bank N.A. London, Omnibus Account: 2.81% Sumitomo Life Insurance Company: 2.78%	Roche Finance Limited: 100%
(14) Main bank	Sumitomo Mitsui Banking Corporation	Fuji Bank, Ltd.

(Notes)
The above information on Chugai is based on the information as of March 31, 2001 (on a consolidated basis). The above information on Nippon Roche above is based on the information as of December 31, 2000 (on a non-consolidated basis).

2. Results of Last Three Years and Projection

	Chugai Pharmaceutical				Nippon Roche			
Fiscal year	March 1999	March 2000	March 2001	March 2002 (pro forma)	December 1998	December 1999	December 2000	December 2001 (pro forma)
Amount of sales	189,555	195,506	203,005	211,000	66,465	73,070	65,684	73,338

(million yen)								
Operating profits (million yen)	24,204	29,977	30,242	30,000	1,781	8,438	9,629	12,019
Ordinary profits (million yen)	24,728	28,936	29,039	30,500	4,375	3,697	8,451	10,702
Current term net profits (million yen)	8,049	8,760	15,500	17,000	1,656	1,604	211	488
Net income per share (yen)	32.66	35.53	61.70	67.46	18,824	18,236	2,400	5,548
Annual dividends per share (yen)	11.50	13.00	16.00	—	—	—	—	—
Shareholders' equity per share (yen)	613.69	686.24	754.99	—	258,275	274,344	276,744	297,647

(Notes)
The above financial data of Chugai is on a consolidated basis. The above financial data of Nippon Roche is on a non-consolidated basis.

3. <u>Overview of New Company</u>

(1) Company name: Chugai Pharmaceutical Co., Ltd.
(2) Business: Manufacturing and sales of pharmaceuticals
(3) Location of registered head office: 5-1, Ukima 5-chome, Kita-ku, Tokyo
(4) Capital amount: To be determined. (To be announced upon determination.)
(5) Number of shares to be issued: To be determined. (To be announced upon determination.)
(6) Fiscal year-end: March 31
(7) Projections after merger: Projections of operating results will be announced once the details are determined.

4. <u>Overview of Roche</u>

Roche, based in Basel, Switzerland, is one of the world's leading research-oriented healthcare companies in the fields of pharmaceuticals, diagnostic drugs and vitamins.

With respect to research activities, Roche focuses on 7 fields in which there exist unsatisfied medical needs, i.e., cancer, metabolic disorders, viral illness, vascular diseases, genitourinary tract, diseases of the nervous system and inflammation.

<Sales>

Roche's total annual sales volume amounts to CHF 275,43 million, of which sales of pharmaceutical products account for CHF 176,86 million.
Roche sells its products in over 170 countries over the world.

<Number of employees>

Approximately 63,500

<Representative>

Dr. Franz B. Humer, Chairman and CEO

<History>

1896	Incorporation of F. Hoffman-La Roche, Ltd.
1933	Succeeded in Vitamin C synthesis
1938	Succeeded in Vitamin E synthesis
1946	Succeeded in Vitamin A synthesis
1989	Acquisition of PCR (polymerase chain reaction) assay
1990	Capital participation in Genentech, Inc.
1994	Acquisition of Syntex
1997	Acquisition of Collanges, having Beringer Mannheim, a major clinical diagnosis pharmaceutical company, under its umbrella

5. Overview of Gen-Probe

Gen-Probe Incorporated ("Gen-Probe"), based in San Diego, U.S.A., develops, manufactures and sells clinical diagnosis pharmaceuticals employing unique amplified nucleic acid testing technology called TMA (Transcription Mediated Amplification) and is one of the global leading companies in this field.

The amplified nucleic acid testing technology was formally adopted in the development of the blood screening system by utilizing the amplified nucleic technology, which was publicly invited by the National Institute of Health (NIH) in 1996. Currently, Gen-Probe strongly develops its business targeted mainly at blood banks all over the world, though an alliance with Chiron Corporation.

<Sales>

USD 120 million (approximately ¥13.7 billion: as of December 31, 2000)

<Number of employees>

Approximately 630

<Representative>

Henry L. Nordhoff, President and CEO

<History>

1983	Incorporation of Gen-Probe
1985	Received first FDA approval of diagnostic product based on genetic probe technology
1989	Acquired by Chugai
1995	Obtained US patent for TMA
1997	Signed a collaboration agreement with bioMérieux (France)
1998	Formed a strategic alliance with Chiron Corporation with respect to blood screening and other business
1999	Formed an alliance with Bayer AG with respect to viral diagnostics products

6. Acquisition of Chugai Shares by Roche

- After the spin-off of Gen-Probe by Chugai, Roche will conduct the TOB to purchase approximately 10% of Chugai's total issued shares (approximately 30 million shares) at a price of ¥2,136 per share.

- After the consummation of the TOB, Roche will acquire 50.1% of Chugai's total issued shares through the merger of Nippon Roche into Chugai and the third-party allotment by Chugai to Roche (at the issued price of ¥1,780).

- On June 28, 2002, Chugai plans to redeem the aggregate outstanding amount of Chugai's Series No.5 of Unsecured Convertible Bonds by exercising the call option of the bonds.

- Holders of Chugai's Series No.6 Unsecured Convertible Bonds will be able to participate in the distribution of the Gen-Probe shares and the TOB by Roche by exercising the conversion right on or prior to the record date determined after the ordinary general meeting of shareholders in 2002.

- If any series of Chugai's convertible bonds remain outstanding as of the record date for the capital reduction, Roche will acquire newly-issued convertible bonds and evade a possible decrease of Roche in the shareholding ratio.

- With respect to the amount of Chugai's Series No.6 Unsecured Cobertible Bonds that remain outstanding after the capital reduction, Chugai will discuss the necessary adjustment of the conditions for the conversion of the bonds with the company managing such bonds.

The merger ratio of Chugai and Nippon Roche is agreed to be 61:39. The total amount to be invested by Roche will be approximately ¥155 billion assuming that Roche will acquire approximately 10% of Chugai's total issued shares through the TOB as contemplated.

7. Taxation of Capital Reduction

Chugai expects to incur ¥37.1 billion as the sum of the corporate tax and withholding tax payable upon the capital reduction by which Gen-Probe shares and cash will be distributed, based on the assumption that the value of Gen-Probe shares is approximately ¥80 billion (the market value based on a third-party appraisal).

Chugai shareholders will receive the Gen-Probe share equivalent to ¥260 and cash in the amount of ¥40 for every Chugai share owned by each shareholder through the capital reduction. The cash amount of ¥40, which is equivalent to deemed dividend tax,* shall be withheld.

* Of the Gen-Probe share and cash amount to be received by each shareholder through the capital reduction, such portion as deemed to be received by the amount of the distribution of retained earnings of Chugai is called "deemed dividends," which will be taxable (generally at the rate of 20%). It is expected that the amount of deemed dividends per share will be ¥204, and the tax amount on the deemed dividends per share will be ¥40. These numbers are estimated based on the information currently available, and will be fixed at the time of the consummation of the capital reduction. The actual conditions of taxation may differ for each shareholder.

8. Advisors

Chugai retire of J.P. Morgan and Roche retained Goldman Sachs as a financial advisor.

In addition, Chugai has been advised by the International Advisory Board, consisting of internationally superior businessman and experts, to develop business globally as a pharmaceutical company that develops new drugs.

The current members of the Board are the following 5 persons: Ambassador Paul Bremer, Prof. Victor Halberstadt, Dr. Gerald Laubach, Judge Abraham Sofaer and Prof. Dieter Spethmann. They support the Alliance with Roche in all respects.

Inquiries relating to the Alliance should be addressed to:

Chugai Pharmaceutical, Public Relations Department
Tel: 03-3273-0881 Fax: 03-3281-6607
Nippon Roche, Public Relations Department
Tel: 03-5443-6700 Fax: 03-5443-7101

02 JUL -8 AM 10: 27

Attachment 22

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Additional Information re; Roche/Chugai Alliance (released on Dec. 10, 2001)

Chugai Convertible Bonds

Tokyo, December 10, 2001

1. The Company is planning to exercise the option of early redemption for Series#5 Unsecured Convertible Bonds. Terms and conditions of the early redemption will be determined and announced after consulting the Trustee.

2. The Company will not exercise the option of early redemption for Series #3 Unsecured Convertible Bonds. The maturity date of the bonds is June 28, 2002, and the series of the merger transactions by Roche will be schedules to execute after the maturity date.

3. The Company will consult with the Trustee regarding the adjustments of the conversion price for the outstanding of Series #6 Convertible Bonds at the capital reductions.

Attachment 23

[SUMMARY TRANSLATION]

December 11, 2001

Chugai Pharmaceutical Co., Ltd.
Tel. 81-(0)3-3273-0881

CORRECTION TO FINANCIAL PROJECTION OF NIPPON ROCHE
IN "CONCLUSION OF STRATEGIC ALLIANCE
BETWEEN ROCHE AND CHUGAI PHARMACEUTICAL"
ANNOUNCED ON DECEMBER 10

The correct projection amount of the operating profit of Nippon Roche K.K. for the year ended December 2001 is 12,019 million yen.

Attachment 24

[DETAILED SUMMARY TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

December 26, 2001

Notice of Early Redemption of Convertible Bonds

Chugai Pharmaceutical Co., Ltd. is exercising the early redemption option for all the Series # 5 Unsecured Convertible Bonds issued on July 5, 1994, according to the terms stipulated in the Agreement with Commissioned Companies for Bondholders 2-8(Ro). Exercise of the option was approved by the Board of Directors Meeting, held on December 26, 2001.

1. Reason for exercising the early redemption option of the Series # 5 Unsecured Convertible Bonds

As announced on December 10, 2001, Chugai and F. Hoffman-La Roche Ltd. have agreed to enter into an alliance, in particular, merging both companies' pharmaceutical businesses in Japan. In around the fourth quarter of 2002 Roche will acquire 50.1% of Chugai's outstanding shares through a combination of a tender offer, a third party allotment to Roche by Chugai, and the merger of Chugai and Nippon Roche, Roche's 100% owned subsidiary.

In order to determine at an early stage the amount of Roche's investment to implement the alliance, and to proceed smoothly with the transaction, it is necessary to minimize, prior to the completion of the transaction, the number of the shares to be issued by conversion of the convertible bonds. For this reason, Chugai has decided to exercise the early redemption option for the Series # 5 Unsecured Convertible Bonds. Until June 28, 2002, the bonds can be converted into shares in accordance with the existing terms.

The Series # 6 Unsecured Convertible Bonds do not have an early redemption option and therefore, will not be called for early redemption.

However, possible adjustment of the conversion price of the Series # 6 Unsecured Convertible Bonds, as a result of the capital reduction and certain other factors, is currently under discussion by the parties concerned. A decision will be announced promptly after the details are finalized. The capital reduction will not, by itself, cause any change to the total number of outstanding shares.

Early redemption of the Series # 5 Unsecured Convertible Bonds is not being undertaken for the purpose of refinancing in order to take advantage of low interest rates.

2. Bonds subject to early redemption:

Series # 5 Unsecured Convertible Bonds issued by Chugai Pharmaceutical Co., Ltd.

3. Method of early redemption

All unredeemed bonds will be subject to early redemption.

4. Date of redemption

Friday, June 28, 2002.
Interest will accrue until the date of early redemption.
After the date of early redemption, no interest will accrue, and no bond may be converted into shares.

5. The bonds may not be converted after:

Friday, June 28, 2002

6. Amount for early redemption:

104 yen per 100 yen face value.
The amount will be paid in exchange for the bonds at the payment places printed on the back of the bonds, on or after the date of early redemption.

Information on Series# 5 Unsecured Convertible Bonds issued by Chugai Pharmaceutical Co., Ltd.

Date of issuance: July 5, 1994
Total amount issued: 30,000 million yen
Unredeemed amount: 29,998 million yen (as of September 30, 2001)
Annual interest rate: 1.1%
Conversion price: 1,200.00 yen
Original maturity date: June 30, 2006
Listing: Tokyo Stock Exchange, Osaka Securities Exchange

Attachment 25

[DETAILED SUMMARY TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
Fujisawa Pharmaceutical Co., Ltd.

Transfer of Marketing Right of Keiten®, Cephem Antibiotic, from Chugai to Fujisawa

Tokyo-February 4, 2002-Chugai Pharmaceutical Co., Ltd.(Head Office: Chuo-ku, Tokyo / President & CEO: Osamu Nagayama)(Chugai) and Fujisawa Pharmaceutical Co., Ltd., (Head Office: Chuo-ku, Osaka City and Chuo-ku, Tokyo / President & CEO: Hatsuo Aoki, Ph.D.) (Fujisawa) announced today that both parties have reached an agreement to transfer the marketing right of injectable cephem antibiotic, Keiten®(generic name: cefpirome sulfate), from Chugai to Fujisawa, as of March 1, 2002. Fujisawa will market and promote Keiten® starting March 1, 2002. The import right for the product is scheduled to transfer to Fujisawa.

Keiten®, originally developed by Aventis Pharma, is currently approved and marketed in 33 countries worldwide. It is widely recognized as an efficacious drug in treating serious infectious diseases. In Japan, the drug was launched in August 1993, and was approved for drug re-examination, for its efficacy and safety, in December 2000.

Chugai's strategy is to focus on certain disease areas, namely kidney, cancer, bone and joints, and circulatory fields. On the other hand, Fujisawa intends to enrich its product portfolio of the infectious disease area, which occupies the largest portion in its ethical pharmaceutical business in Japan, not only through in-house development, but also through vigorous in-licensing activities. Transferring the marketing right of the product meets both parties' interests.

Fujisawa intends to further contribute to the treatment of infectious diseases, by adding Keiten® in its product portfolio.

For more information, please contact:

Chugai Pharmaceutical Co., Ltd.
Public Relations Office,
+81-(0)3-3273-0881,
pr@chugai-pharm.co.jp

Fujisawa Pharmaceutical Co., Ltd.
Corporate Communications
+81-(0)6-6206-7857

#####

Attachment 26

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Notice of Reduction in Number of Shares per Unit

Tokyo—April 26, 2002—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that it has been approved at the Board of Directors Meeting held on April 26, 2002, that the number of shares per unit (tangen) shall be reduced as described below:

1. Reason for change
   To stimulate the circulation of Chugai shares and to expand the investor base.

2. Change
   Reduce the number of shares per unit, from one thousand, to one hundred.

3. Effective date
   Thursday, August 1, 2002.

Additional information:

1. As of Thursday, August 1, 2002, the trading unit of shares will also be reduced from one thousand, to one hundred, in the stock exchanges of Tokyo, Osaka, Nagoya, and Fukuoka.
2. Those shareholders who hold less than one current registered unit of shares (1000 shares) but not less than one hundred shares as of July 31, 2002, will receive 100-share-unit-certificates for each integral of 100-shares.

For more information, please contact:

General Affairs Office, Tel:+81-(0)3-3273-0809

Attachment 27

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Chugai to Transfer Shares of Its Japanese Diagnostics Subsidiary to Fujirebio

Tokyo—May 13, 2002—Chugai Pharmaceutical Co., Ltd.("Chugai") announced today that it has entered into an agreement with Fujirebio Inc. (Headquarters: Chuo-ku, Tokyo; President and CEO: Tatsuo Tokumitsu)("Fujirebio") to transfer all the shares of its wholly-owned subsidiary, Chugai Diagnostics Science Co., Ltd. (Headquarters: Toshima-ku, Tokyo; President and CEO: Haruo Kato)("CDS"), to Fujirebio.

Since 1998, CDS has commissioned Fujirebio to market some of its products. Fujirebio aims to strengthen its presence in DNA diagnostics field in Japan. This has matched with Chugai's aim to enhance the penetration of the DNA diagnostics products of its wholly-owned subsidiary, Gen-Probe Incorporated (Headquarters: California, U.S.A.; President and CEO: Henry L. Nordhoff)("Gen-Probe") to the Japanese market, and to transfer the business carried out by CDS to a company which can capitalize on Gen-Probe's proprietary DNA probe technologies. Chugai plans to transfer the shares of CDS to Fujirebio at the end of September, by when the regulatory affairs will be cleared and business transfer completed.

Chugai has implemented various measures, such as the transfer of the medical device business, to focus the Group's management resources to its core business, which is the pharmaceutical business. In the fourth quarter of this year, Chugai is planning to merge with Nippon Roche K. K. (Headquarters: Minato-ku, Tokyo; President and CEO: Wataru Ogawa), a wholly-owned subsidiary of F. Hoffman-La Roche (Headquarters: Basel, Switzerland; Chairman and CEO: Franz B. Humer), and prior to the merger, Chugai plans to spin-off Gen-Probe, by reducing the capital in the third quarter of this year and distributing the shares of Gen-Probe to the existing shareholders of Chugai.

For more information, please contact:

+81-(0)3-3273-0881, Public Relations Office,
pr@chugai-pharm.co.jp

[TRANSLATION]

Attachment 28

May24, 2002

Name of listed company	Chugai Pharmaceutical Co., Ltd.
Securities Code	4519 (Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange)
Headquarters location	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative	Osamu Nagayama
Inquiries	Shizuo Kagoshima, Director, Public Relations Office (03) 3273-0881

Notice of Resolution on Merger with Nippon Roche

At a meeting on May 24, 2002, the board of Chugai Pharmaceutical Co., Ltd. (Chugai Pharmaceutical) resolved, pending approval at an annual general meeting of shareholders scheduled for June 27, 2002, to merge with Nippon Roche K.K. (Nippon Roche) on October 1, 2002 and related agreements to ensure this alliance. The series of procedures described below followed an agreement on December 10, 2001, between Chugai Pharmaceutical and F. Hoffmann-La Roche (Roche) to form a strategic alliance centered on the Japanese pharmaceutical operations of both companies, including healthcare. (Roche Pharmholding B.V., (Roche Pharmholding) a Netherlands based company is the signee to the agreement for the Roche side.) An outline of the details is presented below.

1. Merger with Nippon Roche

1) Purpose of merger

In keeping with the Basic Alliance Agreement on the strategic alliance with Roche, Chugai Pharmaceutical and Nippon Roche will merge to leverage their superior global competitiveness based on strong foundations in new drug development and marketing in the Japanese market. As part of this move, "New" Chugai Pharmaceutical will become Roche's sole pharmaceuticals representative in the Japanese market, thus increasing the corporate values of the Chugai Pharmaceutical Group and the Roche Group.

2) Details of merger

(1) *Schedule*

Board meeting to approve merger agreement	May 24,2002
Signing of merger agreement	May 24,2002 (planned)
General meeting of shareholders to approve merger agreement	June 27,2002 (planned)
Merger	October 1,2002 (planned)
Statutory registration of merger	October 1,2002 (planned)

(2) *Merger process*

Chugai Pharmaceutical will become the ongoing entity by absorbing Nippon Roche. Nippon Roche will be dissolved upon merger.

(3) *Merger ratios*

Company	Chugai Pharmaceutical	Nippon Roche
Merger Ratio	2,234.42	1

(Note) Share allotment ratios

For one share of Nippon Roche common stock, shareholders will receive 2,234.42 shares of Chugai Pharmaceutical common stock.

(4) *Basis for calculating of merger ratios*

Before entering into negotiations for the alliance, including the merger, Chugai Pharmaceutical appointed J.P. Morgan Securities Inc. (J.P. Morgan) as financial advisor and mandated them to provide a fair and appropriate third party assessment of the value of Chugai Pharmaceutical and Nippon Roche common stock. Taking into consideration the benefits emerging from the alliance, Chugai used this valuation as a reference for discussions and negotiations leading to agreement on the alliance.

On December 10, 2001, J.P. Morgan furnished Chugai Pharmaceutical with an opinion that the series of transactions defined by the Basic Alliance Agreement are equitable and appropriate in the financial interests of Chugai Pharmaceutical shareholders.

(5) *New shares issued as a result of the merger*

196,628,960 shares of common stock

(6). *Board Members newly appointed as a result of the merger*

Candidates for Board Members to be appointed at the merger are as follows;

Wataru Ogawa

Franz Bernhard Humer

William M.Burns

Hiroaki Shigeta

3) **Overview of merger parties**

(1) Company	Chugai Pharmaceutical Co., Ltd.	Nippon Roche K.K. (absorbed)
(2) Businesses	Manufacturing and Marketing of pharmaceuticals	Manufacturing and Marketing of pharmaceuticals
(3) Date of establishment	March 10, 1943	May 12, 1932
(4) Registered Head office address	5-1, Ukima 5-chome, Kita-ku, Tokyo	6-1,Shiba 2-chome,, Minato-ku, Tokyo
(5) Representative	Osamu Nagayama	Wataru Ogawa
(6) Capital	¥24,034 million	¥8,800 million
(7) Number of shares on issue	252,024,072	88,000
(8) Shareholders' equity	¥200,779 million	¥25,602 million
(9) Total assets	¥349,225 million	¥74,972 million
(10) Fiscal year-end	March 31	June 30
(11) Number of employees	4,964	1,762
(12) Major partners	Kuraya Sanseido, Aswell, Fukujin, Aventis Pharma, KSK	F Hoffmann-La Roche Ltd, Suzuken, Kuraya Sanseido
(13) Major shareholders and holdings (as of March 31, 2002)	The Chase Manhattan Bank NA London: 10.84% Sumitomo Mitsui Bank: 4.99% Morgan Trust Bank (no taxed account): 3.30% Sumitomo Life Insurance: 2.77% Mitsubishi Trust (trust account): 2.47% Nichido Fire & Marine Insurance: 2.28%	Roche Pharmholding B.V.: 100%
(14) Main bank	Sumitomo Mitsui Bank	Mizuho Bank
(15) Pre-existing relationship of two companies	Capital	None
	Personnel	None
	Transactions	None

(Notes)

Chugai Pharmaceutical data as of March 31, 2002 (consolidated basis)

Nippon Roche data as of December 31, 2001 The Company shifted the fiscal year-end from December to June from 2002.

(16) Results of three past fiscal years

Millions of yen

	Chugai Pharmaceutical			Nippon Roche		
Fiscal year	March 2000	March 2001	March 2002	December 1999	December 2000	December 2001
Sales	195,506	203,005	211,705	73,070	65,684	74,340
Operating income	29,977	30,242	26,708	8,438	9,629	11,275
Ordinary income	28,936	29,039	29,554	3,697	8,451	12,253
Net income	8,760	15,500	14,598	1,604	211	1,249
Net income per share (yen)	35.53	61.70	57.93	18,236	2,400	14,198
Cash dividends per share (yen)	13.00	16.00	16.00	–	–	–
Shareholders' equity per share (yen)	686.24	754.99	796.67	274,344	276,744	290,932

Notes:

1. Chugai Pharmaceutical data on consolidated basis.

2. Nippon Roche data.

4) Details of post merger company

(1) Company name: Chugai Pharmaceutical Co., Ltd.

(2) Operations: Manufacturing and marketing pharmaceuticals

(3) Registered Headquarters address: 5-1, Ukima 5-chome, Kita-ku, Tokyo

(4) CEO: Osamu Nagayama

(5) Capital: Not finalized. Nippon Roche capital of ¥8,800 million will be included as capital reserve. No increase in capital is to occur as a result of the merger.

(6) Total assets: Not finalized.

(7) Fiscal year-end: March 31

(8) Impact on results

Post merger results forecasts

	March 2003 (consolidated)	March 2003
Net sales	¥233,500 million	¥228,500 million
Operating income	¥29,000 million	¥28,000 million
Ordinary income	¥29,500 million	¥28,000 million
Net loss	¥13,000 million	¥13,500 million
Annual cash dividends per share	–	¥16

Notes:

1. A net loss will occur due to integration expenditures and corporate income tax payment on the gains from the spin-off of Gen-Probe (to be hereinafter described).
2. The results forecasts above are based on information currently at hand; actual results may significantly differ.
3. The number of shares on issue will be greatly increased in the process of Roche's acquiring 50.1% of Chugai. As a result in the fiscal year of March 2003, the first year after the merger, operating income per share will be less than the case without alliance. However at early stage, operating income per share is expected to exceed than the case without alliance, as alliance synergies are realized.

2. Issue of new shares to third party

In order to affect the alliance with Roche, Chugai will issue new shares to Roche Pharmholding through a third party allotment.

Note:

The new share issue below is not intended to be an offering. A Board resolution on the issue of new share is scheduled for September this year.

Overview of new share issue

(1) Maximum number of shares to be issued	Common share 111,231,514
(2) Issue price	¥1,780 per share
(3) Maximum amount to be issued	¥197,992,094,920
(4) Amount not capitalized	¥890 per share
(5) Initial date of dividend	per diem

(6) Share allotment methodology

Share Allotment to Roche Pharmholding is calculated with the following methodology.

$$\text{Number of shares} \quad (X - Y) \times \frac{0.501}{0.499} - Y - 196{,}628{,}960$$

X: Outstanding number of shares issued as of July 31, 2002

Y: Number of shares to be acquired by Roche Pharmholding through tender offer

Notes:

1. Number of new shares issued is to be determined by the degree of bond conversion and result of tender offer by Roche Pharmholding. Maximum number of shares and amount issued described above (1) and (3) mean the case where all bond shares are converted and the tender offer by Roche Pharmholding is unsuccessful.
2. The Basic Alliance Agreement restricts, as a general rule, Roche Pharmholding and its related parties from acquiring Chugai shares in excess of 50.1% within 5 years from the date of merger between Chugai Pharmaceutical and Nippon Roche. The agreement also restricts Roche Pharmholding from disposing of its shareholding during this period.

3. Reduction in capital and decrease in capital reserve

1) Purpose of reduction in capital and capital reserve

The Chugai Pharmaceutical Board has resolved to spin off its wholly owned U.S. diagnostic business subsidiary Gen-Probe Incorporated (President and CEO, Henry L. Nordhoff), headquartered in San Diego, California, which competes Roche in certain diagnostic businesses, in order to maximize the impact of the alliance through concentration of management resources on its core business of pharmaceuticals. Taking into account shareholder expectations of strong future growth at Gen-Probe the board decided on a spin-off through capital reduction that would allow Chugai Pharmaceutical shareholders to retain a stake in the company. It is expected that Gen-Probe will list on the U.S. NASDAQ as a stand-alone U.S. public company at the time of spin-off.

2) Overview of capital reduction

(1) Amount of capital and capital reserve to be reduced

Capital: ¥24,034 million reduced by ¥19,059 million, to ¥4,975 million

Capital reserve: ¥35,180 million reduced by ¥19,059 million, to ¥16,121 million

Notes:

Capital and Capital reserve balance will be impacted by the bond conversion and capital reduction followed by the proposed third party allotment of new shares and merger with Nippon Roche.

(2) Capital reduction methodology

Shareholders listed on the Chugai shareholders register as of July 31, 2002 will be allotted 0.086 shares in Gen-Probe and a cash amount for every one share of common stock of Chugai. The cash refund will be equivalent to the 20% withholding tax arising from the spin off of Gen-Probe and will not be distributed to shareholders whose withholding tax rate is greater than 20%. Chugai Pharmaceutical will reduce capital by the ¥25,625 million book value of its holding in Gen Probe and by another ¥12,494 million for consensual dividends in the allotment of Gen Probe shares. The company will use this combined ¥38,119 million to reduce capital and capital reserve equally.

Notes:

Chugai pharmaceutical evaluated Gen-Probe as around ¥80 billion as of March 15, 2002 in order to estimate tax liabilities arising from the spin-off. The value of Gen-Probe shares will be subject to the market forces of demand and supply following its listing.

3) Capital reduction schedule

(1) Board decision	May 27, 2002 (Planned)
(2) Decision at general meeting of shareholders	June 27, 2002 (Planned)
(3) Deadline for creditor objections	September 10, 2002 (Planned)
(4) Date capital reduction goes into effect	September 11, 2002 (Planned)
(5) Date spin-off does into effect	September 16, 2002 (Planned)

4. Other issues in relation to the alliance

Prior to the merger of Chugai Pharmaceutical and Nippon Roche and Chugai Pharmaceutical's third party allotment to Roche Pharmholding, the latter plans to make a tender offer for 10% of Chugai Pharmaceutical's issued and outstanding shares (or 30 million shares where 30 million shares are higher than the 10% of Chugai Pharmaceutical's issued and outstanding shares under certain prescribed conditions), at ¥2,136 or more per share. This move will be part of the effort to realize the partnership between the parties as prescribed in the Basic Alliance Agreement. Upon completion of the tender offer, Roche Pharmholding will be the recipient of a third party allotment from Chugai Pharmaceutical, securing a total approximately 50.1% stake in the issued and outstanding shares of Chugai Pharmaceutical. Chugai Pharmaceutical will continue as a listed company, fulfilling a role appropriate for Japanese culture and society and operating research, development, manufacturing, sales and marketing activities including international operations as an autonomous entity.

At the annual general meeting of shareholders scheduled for June 27, 2002, Chugai Pharmaceutical shareholders will be asked to vote on the merger with Nippon Roche, the reduction in capital and capital reserve and the third party allotment of new share to Roche Pharmholding.

The alliance with Roche will proceed only if shareholders approve all four proposals.

(Reference)

Overview of Gen-Probe

Gen-Probe is a leader in the development, manufacturing, and marketing of nucleic acid probe-based products based on its unique amplified nucleic acid test (NAT) assay used for the clinical diagnosis of human diseases and for screening donated human blood. The U.S. National Institute of Health (NIH) formally awarded Gen-Probe in 1996 to develop a screening system for HIV and Hepatitis C to ensure a supply of safe blood. Through its tie-up with Chiron it is strengthening its foray into international markets such as national Red Cross organizations.

Headquarters:
California State, United States

Paid in capital
US$ 6,500 as of December 31, 2001

Total Assets:
Approximately US$157 million as of December 31, 2000
Approximately US$160 million as of December 31, 2001

Net Assets:
Approximately US$111 million as of December 31, 2000
Approximately US$116 million as of December 31, 2001

Sales:
Approximately US$120 million for the period ending December 2000
Approximately US$130 million for the period ending December 2001

Operating Profit:
Approximately US$ 2 million loss for the period ending December 2000
Approximately US$ 4 million for the period ending December 2001

Net Income:

Approximately US$1 million loss for the period ending December 2000

Approximately in US$5 million for the period ending December 2001

Number of employees:

644 as of December 31, 2001

Representative

Henry L. Nordhoff, President and Chief Executive Officer

History:

1983 Founded

1985 Received the first U.S. Food and Drug Administration (FDA) clearance for a clinical diagnostic test using genetic probe technology

1989 Acquired by Chugai Pharmaceutical

1995 U.S. patent for Transcription-Mediated Amplification (TMA) issued

1997 Signed a collaborative agreement with bioMérieux (France) for research, development and marketing

1998 Formed a strategic alliance with Chiron Corporation for blood screening and certain areas of diagnostics

1999 Established agreement with Bayer AG for viral diagnostics products

2002 Biologics License Application (BLA) for Amplified nucleic acid test (NAT) approved by FDA, which is used by blood banks

Prior to the spin-off from Chugai Pharmaceutical, Gen-Probe Holding Company Inc., 100% parent company of Gen-Probe will merge into Gen-Probe. As of March 31, 2002, total assets were approximately US$243 million, an increase of approximately US$83 million, and net assets were approximately US$201 million, an increase of approximately US$85 million, respectively comparing with December 31, 2001. Total assets of Gen-Probe Holding Company Inc. except Gen-Probe share were approximately US$83 million and included mostly cash and cash equivalent.

Form 10 discloses detailed information on Gen-Probe as required by U.S. Security Exchange Commission (SEC).

Attachment 29

[TRANSLATION]

02 JUL -8 AM 10: 27

Required Information of Company Summary Report on Nippon Roche K.K.

1. Trade name, etc of the unlisted
(1) Trade Name
Nippon Roche K.K.

(2) Location of Headquarters
6-1, Shiba 2-chome, Minato-ku, Tokyo

(3) Name and title of representative
Wataru Ogawa, President, Representative Director

2. Summary of the unlisted company
(1) Key Historical Financials

FY ending	12/1997	12/1998	12/1999	12/2000	12/2001
Sales (in millions of Yen)	81,768	65,461	72,510	65,039	74,340
Ordinary Profit (in millions of Yen)	3,404	4,375	3,697	8,451	12,253
Net Income (in millions of Yen)	2,084	1,656	1,604	211	1,249
Capital (in millions of Yen)	8,800	8,800	8,800	8,800	8,800
Shares Outstanding	88,000	88,000	88,000	88,000	88,000
Net Assets (in millions of Yen)	21,071	22,728	24,142	24,353	25,602
Total Assets (in millions of Yen)	80,988	90,855	80,102	72,640	74,972
Net Assets per share (in Yen)	239,451	258,275	274,344	276,744	290,932
Dividend per share (in Yen)	-	-	-	-	-
(interim dividend per share, if applicable)	-	-	-	-	-
Net Income per share (in Yen)	23,682	18,824	18,236	2,400	14,198
Equity to Total Asset Ratio (%)	26.0	25.0	30.1	33.5	34.1
Return on Equity (%)	10.4	7.6	6.8	0.9	5.0
Dividend payout ratio (%)	-	-	-	-	-
Number of employees	1,963	1,680	1,622	1,691	1,762

(2) Corporate History

1912 Introduction of Propa system. Shohei Ninomiya became the first Propa in Japan.
1924 Establishment of NSY, an unlimited partnership company (and Nippon Roche's previous company name), in Tokyo.
1932 Establishment of Nippon Roche K.K.
1939 Partnership formed with Takeda Chemical Industries and Tanabe Seiyaku, to develop vitamin C synthesizing technology.
1947 Operations restarted at Takasaki Factory in Gunma Prefecture following interruption of World War II. Production of Saridon, Allonal, Syntrogel, Sedilan, Tonikum, etc.
1954 Launched Saridon, an antipyretic analgesic.
1960 Completed Ohta Factory. Production of Cedromide.
1967 Completed Kamakura Factory.
1969 Opened a business office in Osaka. Subsequently opened several other business offices, strengthening the company's selling power.(Business offices renamed "branch offices" in 1992.)
1972 Established a research center in Kamakura.
1987 Launched Furtulon, an anticancer drug.
1992 Completed a facility for discovery research in Kamakura. Obtained approval for an interferon-alpha drug, Roferon A, the first drug in Japan for chronic active hepatitis C.
1993 Launched Cefyl Tablets, an oral Cephem antibiotic, and Bactramin Injection, a drug for carinii pneumonia.
1994 Established AGENE Research Institute Co.,Ltd. for aging-related medical studies invested jointly by MHW and private companies(Eisai, Kissei Yakuhin Kogyo, Meiji Seika).
Moved head office to Minato-ku, Shiba.
1998 Separated the Chemicals Division, which began operating as Roche Vitamin Japan K.K.
Separated the Diagnostics Division, which began operating as Roche Diagnostics K.K.
Nippon Roche began operations concentrated on the pharmaceutical business.
2001 Launched Kytril, an anti-nausea drug.
Launched Tamiflu, an oral drug for type A and type B influenza.
Launched Herceptin, an adjuvant breast cancer drug.
Launched Rituxan, a drug for intermediate/high-grade non-Hodgkin's lymphoma.

(3) Summary of Operations

Mainly, sale of pharmaceutical products and merchandise through wholesaler in Japan.

(4) Parent Company, Subsidiaries, and Affiliates

A. Parent

Name	Roche Pharmholding B.V.
Address	Nijverheidsweg 38, NL-3641 RR Mijdrecht, The Netherlands
Capital	1,031,001,000 NLG
Summary of main operations	Holding and Financial assistance to group companies
% control of votes on Nippon Roche	-
Relationship	Capital relationship
Notes	

B. Subsidiaries

Not applicable

C. Other affiliates

Not applicable

(5) Condition of employees

Number of employees	1,762
Average age	38.8
Average service year	12.9
Average annual compensation	7,730,414 JPY

3. Summary of the unlisted company's operations

(1) Summary of historical performance, etc

Total Japan ethical pharmaceutical market is estimated at Yen 6,700 bio in 2001, and shows about 4% of growth as compared with the previous year. Since Health Insurance Price reduction by the Ministry of Health, Labour and Welfare was not performed in 2001, this growth seems due to the introduction of new products purely.

Total sales of Nippon Roche ("NR") for 2001 amounted to Yen 74.3 bio with increases of Yen 9.3 bio or 14.3% as compared with the previous year. Out of total sales, the direct sales of ethical pharmaceutical products were Yen 57.0 bio which increased by Yen 10.0 bio or 21.5% as compared with the previous year, representing about 1% share of the related market.
The good operating performance mainly resulted from the introduction of KYTRIL, which NR took over from Glaxo SmithKline in December 2000 and the launching of new products, that is, TAMIFLU, RITUXAN and HERCEPTIN. As to KYTRIL, NR could maintain more than 50% share of the Serotonin Antagonist Antimetics' market and it means that NR could fully succeed this business. This success compensated fully the drawback of DRAGANON's voluntary withdrawal from market, completed by the de-listing in March 2001.
RITUXAN and HERCEPTIN showed a very successful market this year and strong growth is anticipated in the coming years.
The operating profit was Yen 11.2 bio showing a substantial increase of Yen 1.6 bio or 17.1% as compared with the previous year.

Major items in non-operating income and expenses are foreign exchange profit of Yen 0.6 bio including the profit from cancellation of foreign exchange future contracts, rental income of real estate of Yen 0.4 bio, interest and dividends income of Yen 0.3 bio and interest expenses of Yen 0.7 bio. Consequently, ordinary profit amounted to Yen12.2 bio, representing an increase of Yen 3.8 bio or 45.0% as compared with the previous year.

In the category of extraordinary profit and loss items, by having sold off a part of site of the former Fukuroi factory, the net loss on sales of Yen 0.2 bio occurred, and the special severance payment of Yen 0.2 bio was paid to the former Fukuroi factory employees. NR received the compensation of Yen 0.5 bio for the distribution right transfer of ROCALTROL INJECTION. The difference of Yen 1.4 bio between the present value of defined benefit obligation based on the new accounting standard and the pension assets plus book reserves was fully amortized in 2001. Moreover NR had inventory write-offs of Yen 0.2 bio which incurred from the voluntary withdrawal of DORAGANON and the suspension of SARIDON. As a result income before income taxes was Yen 10.6 bio and increased by Yen 1.6 bio or 18.2% as compared with the previous year.

Out of income taxes for prior years, the amount of Yen 3.9 bio was the income taxes estimated based on the conclusion of competent authorities of Switzerland and Japan on NR's Advanced Pricing Arrangement regarding transfer prices.
As a result, net income in 2001 was Yen 1.2 bio.

(2) Manufacturing, orders, and sales

A. Manufacturing performance

(in millions of Yen)

Name of business division	FY 12/2000	FY 12/2001
Pharmaceuticals	65,292	68,512
Others	-	-
Total	65,292	68,512

Notes: Amount is calculated with the selling price and does not include consumption tax.

B. Orders

Products are not manufactured by order, but totally based on estimated production.

C. Sales performance

(in millions of Yen)

Name of business division	FY 12/2000	FY 12/2001
Pharmaceuticals	64,130	73,990
Others	909	350
Total	65,039	74,340

Notes: 1. Amount does not include consumption tax.
2. Name of main customers and each sales results are as follows.

(in millions of Yen)

	FY 12/2000		FY 12/2001	
Name of customers	Sales amount	ratio (%)	Sales amount	ratio (%)
Kuraya-Sanseido	12,534	19.3	16,949	22.8
Suzuken	11,825	18.2	14,946	20.1

Notes: Sales amount of Kuraya-Sanseido before the merger is a totaled amount to Kuraya and to Sanseido.

(3) Concerns to be addressed

Under the present circumstances, the main objectives are to reinforce our market position in the pharmaceutical field and to generate new drugs in the research area.

(4) Important Contracts

On December 10, 2001, the Roche Group announced that it would acquire 50.1% of outstanding shares of Chugai Pharmaceutical Co., Ltd. In connection with this acquisition, Nippon Roche K.K. is scheduled to be integrated with the company in the fourth quarter of 2002.

(5) R&D activity
Research activities showed great progress in its drug discovery field and some projects advanced into the stage of finding candidate for clinical stage. In consequence of pursuing high quality research system, we received A appraisal in GLP inspection. At the US Cancer Association, "Collaboration Research with Yamaguchi Univ. Use of DNA micro array for prediction of initial recurrence of gastric cancer after surgical operation" was selected as one of the main subjects of lecture for press release.
In Development, we received NDA approvals for ROCALTROL (inj) as hyperparathroidsm treatment drug and Herceptin, as anti malignant treatment in April, 2001. Application for dry syrup of Tamiflu, anti-influenza types A and B was filed July, 2001 and received its approval in January, 2002. As for the Tamiflu capsule, we could obtain additional approval for the children of the weight of 37.5 Kg or over, 2001.

4. Condition of PP&E
(1) Summary of Capital Expenditures, etc
Nippon Roche makes capital investment for the purpose of enhancement of sales, manufacturing and business efficiency continuously.
Total capital expenditures in 2001 amounted to 1,115 millions of yen (PP&E base) which main purposes were replacement at Kamakura site and IT reinforcement.

(2) Condition of key PP&E
A. Nippon Roche

Location	Properties	Book Value (in millions of yen)					Number of Employees
		Buildings and Structures	Machinery, Equipment & Vehicles	Land (Area in thousands of m^2)	Others	Total	
Kamakura factory (Kamakura city, Kanagawa prefecture)	Manufacturing	10,243	1,651	1,724 (82)	149	13,767	199
Nippon Roche Research Center (Kamakura city, Kanagawa prefecture)	Research	2,164	716	* included in Kamakura factory	230	3,110	198

Note: The category 'Others' includes tools, instruments, and furniture, fixtures. It does not include assets under construction.

B. Subsidiaries, if applicable
Not applicable

(3) Investment and Retirement Plan for PP&E
A. New Investments in PP&E
Not applicable

B. Retirement of PP&E, etc
Not applicable

5. Stock, etc
(1) Total shares outstanding

Registered/Non-registered; Par value/No par value	Type	Number Issued		Description
		As of FY end (December 31,2001)	Date of filing (Date ,2002)	
Registered par value (par value : 100,000 JPY)	Ordinary	88,000	88,000	With voting right
Total	----------	88,000	88,000	

(2) Change in Shares Outstanding and Capital

Date	Shares outstanding (in thousands of shares)		Capital (in millions of Yen)		Capital Reserve (in millions of Yen)		Description
	Incr (Decr)	Outstanding	Incr (Decr)	Current	Incr (Decr)	Current	
April 14,1989	(17,600)	8,844	(8,800)	8,800	2,547	2,547	Reduced capital stock
April 15,1989	(8,756)	88					Sprit-down of stocks
March 30,1990					(2,547)	-	Offset with undisposed loss

(3) Major Shareholders

Name	Address	Shares held	% of shares outstanding
Roche Pharmholding B.V.	Nijverheidsweg 38, NL-3641 RR Mijdrecht, The Netherlands	88,000	100
Total	-------	88,000	100

(4) Directors

Title	Name (Date of birth)	Background	Shares Held
Chairman, Representative Director	Mr. Hiroaki Shigeta (July 29, 1942)	9/1967 Sandoz Yakuhin K.K. 7/1983 Vice-President, Sandoz Yakuhin K.K. 12/1985 President, Givaudan K. K. 10/1990 President, Roche Portugal 6/1993 President, Nippon Roche K. K. 3/1994 President, Agene Research Institute Co.,Ltd.(present) 1/2001 Chairman of the Board, Nippon Roche K.K.(present)	-
President, Representative Director	Mr. Wataru Ogawa (October 29, 1946)	4/1969 Sony Corporation, Tokyo, Japan 11/1987 Sony Corporation of America, New Jersey, USA Vice President, Corporate Planning 8/1998 Sony Corporation, Tokyo, Japan Global Marketing General Manager, Sony 1/2000 F. Hoffmann-La Roche, Ltd. Basel, Switzerland 9/2000 Nippon Roche K.K. Member of the Board 1/2001 President and CEO, Nippon Roche K.K (present)	-

Managing Director	Mr. Shoichi Hayashi (January 8, 1942)	7/1967 Sandoz Yakuhin K.K. 1987 Managing Director, Sandoz Yakuhin K.K. 3/1990 Terumo K.K. Managing Director 1/1993 Nippon Roche K.K. Managing Director(present) 4/2001 Head, Corporate Services Department and Risk Management Office and Ethics Management Office(present)	-
Director	Mr. William M. Burns (October 12, 1947)	1969 Beecham Pharmaceuticals 1986 Roche Product Ltd., Director of Sales and Marketing 1991 F. Hoffmann-La Roche Ltd, Basel, Switzerland 2000 Member of the Executive Committee of the Roche Group (present) 1/2001 Head of the Pharmaceuticals Division (present) Director, Nippon Roche K.K.(present)	-
Director	Dr. Mikio Arisawa (October 6, 1947)	4/1972 Nippon Roche K.K. 2/1998 Head, Nippon Roche Research Center(present) 4/1999 Director, Nippon Roche K.K.(present)	-
Director	Mr. Yoichi Yamanaka (May 23, 1950)	4/1973 Nippon Roche K.K. 1/1997 Head of Tokyo Area, Pharma Sales Division 4/1999 Director, Pharma Sales Division(present)	-
Director	Dr. Roland Altwegg (August 16, 1964)	1983 SwissTrust Company,Switzerland 1990 Lonza AG, Switzerland 1994 F. Hoffmann-La Roche Ltd, Switzerland 1/2000 Nippon Roche K.K. Head, Finance and Management Services Division 4/2000 CFO, Director, Nippon Roche K.K.(present) 6/2001 Head, Finance and Management Services Department (present)	-

Director	Mr. Satoshi Miki (May 1, 1955)	4/1979 Nippon Roche K.K. 8/1999 Head, Pharma Development Division(present) 4/2000 Director, Nippon Roche K.K.(present)	-
Director	Mr. Daniel P. O'Day (May 26, 1964)	4/1987 Sales Representative, Roche Laboratories, CT, USA 9/1993 Director, BioScience Group, Roche Laboratories, NJ, USA 4/1998 F. Hoffmann-La Roche, Ltd. Basel, Switzerland 4/2001 Director, Head of Corporate Planning Office, Nippon Roche K.K. (present)	-
Director	Dr. Hideo Ishitsuka (October 9, 1943)	11/1971 Nippon Roche K.K. 1/2000 Head, Oncology, Nippon Roche Research Center 6/2001 Director, Oncology Marketing Group(present)	-
Statutory Auditor	Mr. Tadao Oda (February 6, 1936)	4/1960 Moriya & Co. 8/1963 Deloitte Haskins & Sells 8/1980 Nihon Dubois K.K. 7/1985 Nippon Roche K.K. Head, Finance Department 4/1997 Statutory Auditor, Nippon Roche K.K.(present)	-
Statutory Auditor	Dr. Andreas Greuter (June 25, 1949)	12/1986 F. Hoffmann-La Roche, Ltd. Basel, Switzerland 4/2000 Head of Internal Auditing, Corporate Audit (present) Statutory Auditor, Nippon Roche K.K.(present)	-
Statutory Auditor	Dr. Yasuo Yagi (November 12, 1921)	9/1946 Assistant Professor, Nagoya University 4/1956 Chief research worker, Roswell Park Cancer Institute 8/1972 Head, Nippon Roche Research Center 5/1980 Director, Nippon Roche K.K. 12/1986 Retire from Director and Nippon Roche K.K. 4/1994 Statutory Auditor, Nippon Roche K.K.(present)	-
Total	-------	-------	-

6. Financial condition

(1) Financial Statements, etc

A. Balance Sheet	Please see the annex.
B. Income Statement	Please see the annex.
C. Appropriation Statement	Please see the annex.
D. Annexes / Supporting Schedules	Please see the annex.

(2) Key Assets and Liabilities

A. Cash and deposits
Not applicable

B. Notes Receivable
Not applicable

C. Accounts Receivable (in millions of Yen)

Counterparty	Amount	Description
Kuraya-Sanseido	9,055	
Suzuken	8,896	
ASTEM	1,295	
Fukujin	1,001	
VITAL-NET	960	
Other	14,826	
Total	36,035	

Condition of increase, collection and turnover rate of accounts receivable
(in millions of Yen)

Opening balance	28,459
Increased this period	74,340
Collected this period	66,764
Ending balance	36,035
Collection rate (%)	100
Turnover (days)	158

D. Commercial Goods (in millions of Yen)

Product	Amount	Description
Pharmaceuticals	988	
Others	-	
Total	988	

E. Manufactured Goods (in millions of Yen)

Product	Amount	Description
Pharmaceuticals	5,586	
Others	-	
Total	5,586	

F. Raw Materials (in millions of Yen)

Product	Amount	Description
Pharmaceuticals	6,275	
Others	-	
Total	6,275	

G. Work in process (in millions of Yen)

Product	Amount	Description
Pharmaceuticals	1,364	
Others	-	
Total	1,364	

H. Inventory (in millions of Yen)

Product	Amount	Description
Pharmaceuticals	-	
Others	2	
Total	2	

I. Notes Payable
Not applicable

J. Accounts Payable (in millions of Yen)

Counterparty	Amount	Description
F. Hoffmann-La Roche Ltd	6,133	
Zenyaku Industries	1,313	
Sankyo	130	
Daikyo-Seiko	106	
GlaxoSmithKline.KK.	103	
Others	3,623	
Total	11,412	

K. Accrued Expenses (in millions of Yen)

Category	Amount	Description
Sales rebates	2,014	
Expenses	716	
Social insurance	127	
Others	167	
Total	3,025	

L. Notes Receivable related to PP&E
Not applicable

(3) Financial Statements of key subsidiaries
A. Balance Sheet Not applicable
B. Income Statement Not applicable
C. Appropriation Statement Not applicable

(4) Others
A. Important subsequent events
Not applicable

B. Important litigations
Not applicable

7. Subsequent information

(1) Relationship with filing company
Not applicable

(2) Others
Not applicable

NIPPON ROCHE K.K.

BALANCE SHEET

DECEMBER 31, 2001

(In thousands of yen)

ASSETS

Current assets:	
Accounts receivable – trade	¥36,035,298
Merchandise	988,840
Finished goods	5,586,677
Raw materials	6,275,737
Work in process	1,364,137
Supplies	2,486
Prepaid expenses	321,648
Accounts receivable – other	1,370,072
Deferred tax assets	244,583
Interest swap assets	839,417
Other current assets	407,689
Allowance for doubtful receivables	(133,700)
Total current assets	53,302,889
Fixed assets:	
Property, plant and equipment -	
Buildings	12,191,382
Structures	492,804
Machinery and equipment	2,363,626
Vehicles	12,826
Furniture and fixtures	1,017,105
Land	1,901,195
Construction in progress	28,100
Total property, plant and equipment	18,007,041
Intangible assets -	
Telephone rights and other	33,839
Software	339,864
Total intangible assets	373,704
Investments and other -	
Investments in securities	27,058
Long-term loans receivable	785,993
Lease deposits	1,107,109
Long-term prepaid expenses	1,017,263
Deferred tax assets	210,021
Others	164,960
Allowance for doubtful receivables	(23,790)
Total investments and other	3,288,616
Total fixed assets	21,669,362
Total assets	¥74,972,251

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable - trade	¥11,412,056
Short-term borrowings	18,432,571
Other payable	1,384,522
Accrued expenses	3,025,939
Accrued corporation, inhabitants and enterprise taxes	7,715,083
Accrued consumption tax	314,064
Interest swap liabilities	583,582
Other current liabilities	90,639
Total current liabilities	42,958,459
Non-current liabilities:	
Long-term debt	2,314,000
Deposit received	36,433
Accrued employees retirement benefits	4,061,307
Total non-current liabilities	6,411,741
Total liabilities	49,370,200
Capital stock	8,800,000
Legal reserve:	
Earned surplus reserve	1,000,000
Retained earnings:	
Reserve for deferred capital gain	1,354,101
Unappropriated retained earnings (net income for the year ¥1,249,495)	14,448,918
Total retained earnings	15,803,019
Valuation loss and profit:	
Valuation loss of other securities	(968)
Total valuation loss and profit	(968)
Total shareholder's equity	25,602,051
Total liabilities and shareholder's equity	¥74,972,251

NIPPON ROCHE K.K.

PROFIT AND LOSS STATEMENT

YEAR ENDED DECEMBER 31, 2001

(In thousands of yen)

Ordinary profit and loss:	
Operating income and expenses-	
Operating income:	
Sales	¥74,967,529
Sales deductions	(626,824)
Commission income	24,013
	74,364,718
Operating expenses:	
Cost of sales	30,907,197
Selling, general and administrative expenses	32,182,132
	63,089,330
Operating profit	11,275,387
Non-operating income and expenses-	
Non-operating income:	
Interest and dividends	293,967
Rental income from real estates	438,492
Markup of research cost reimbursed	284,874
Exchange gain	647,991
Others	65,570
	1,730,896
Non-operating expenses:	
Interest	683,506
Write-down of investments securities	33,700
Provision for doubtful receivables	7,690
Others	28,089
	752,985
Ordinary profit	12,253,298
Extraordinary profit and loss:	
Extraordinary profit -	
Gain on sales of investment securities	139,900
Compensation for transfer of distribution right	504,500
	644,400
Extraordinary loss -	
Loss on disposal of inventories	271,019
Loss on disposal of fixed assets	264,533
Devaluation of golf membership	86,586
Amortization of difference in retirement liability occurred due to application of a new accounting standard	1,412,125
Special retirement payments	262,482
	2,296,746
Income before income taxes	10,600,951
Corporation, inhabitants and enterprise taxes	5,223,834
Corporation, inhabitants and enterprise taxes for prior years	4,363,991
Deferred income taxes	(236,369)
Net income	1,249,495
Retained earnings brought forward	13,199,423
Retained earnings at end of year	¥14,448,918

NIPPON ROCHE K.K.

PROPOSED APPROPRIATION OF PROFIT

YEAR ENDED DECEMBER 31, 2001

(In yen)

Unappropriated retained earnings	¥14,448,918,243
Reversal of reserve for deferred capital gain	106,000,897
Total	¥14,554,919,140
Appropriation:	
Reserve for deferred capital gain	¥262,158,777
Retained earnings carried forward	14,292,760,363
Total	¥14,554,919,140

Nippon Roche K.K.

President and Representative director

Wataru Ogawa

NIPPON ROCHE K.K.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Significant accounting policies:

(1) Valuation of securities -

Other securities for which market quotations are available are stated at fair value. Net unrealized gains or losses on these securities are stated in the shareholder's equity at amount less tax effect.

Other securities for which market quotations are unavailable are stated at moving-average cost.

(2) Valuation of derivative financial instruments -

Derivative financial instruments are stated at fair value.

(3) Valuation of inventory -

Inventories are stated at the lower of cost or market value. Cost is determined by the moving-average method.

(4) Depreciation of property , plant and equipment -

Depreciation of property, plant and equipment is computed under the straight-line method based on the estimated useful lives.

(5) Amortization of intangible assets -

Amortization of software used for the Company is computed under the straight-line method based on useful lives (five years) estimated by the Company.

(6) Reserves -

(a) Allowance for doubtful receivables

The Company has provided with allowance for doubtful receivables to prepare for the loss from write-off of trade accounts receivable, loans receivable and so on. Amount for general receivables was estimated at the rate of past experience and that for doubtful receivables was provided for at amount determined taking its collectability into account.

(b) Accrued employees retirement benefits

The Company has recorded accrued employees retirement benefits based on the estimated present value of total retirement obligation and the fair value of the plan assets.

The difference (Yen 1,412,125 thousand) at the beginning between the estimated present value of total retirement obligation based on the new accounting standard and the fair value of the plan assets including book reserve was fully amortized in 2001, but the difference due to the gap between projected and actual factors for actuarial calculation will be amortized over ten years which is less than the average of the remaining service years of the employees at straight-line method.

(7) Consumption tax -

Assets, liabilities and profit and loss accounts are stated net of consumption tax.

(Additional information)

1) Accounting for employees retirement benefits:

The Company applied the accounting standards for employees retirement benefits (the Opinion on establishment of accounting standard for employees retirement benefits – issued by the Business Accounting Council on June 16, 1998) from the beginning of 2001.

Accordingly retirement and pension costs increased by Yen 532,813 thousand. And income before income taxes decreased by Yen 532,813 thousand, as compared with the previous year. However, ordinary profit increased by Yen 879,311 thousand, as compared with the previous year.

2) Accounting for financial instruments:

The Company applied the accounting standard for financial instruments (the Opinion on establishment of accounting standard for financial instruments – issued by the Business Accounting Council on January 22, 1999) from the beginning of 2001.

Consequently ordinary profit and income before income taxes increased by Yen 150,228 thousand.

3) Accounting for transactions denominated in foreign currencies:

The Company applied the revised accounting standards for transactions denominated in foreign currencies (the Opinion on revision of accounting standards for transactions denominated in foreign currencies – issued by the Business Accounting Council on October 22, 1999) from the beginning of 2001.

However there was no impact on profit and loss of the Company.

2. Notes to balance sheet:

(1) Accumulated depreciation of property, plant and equipment aggregated to Yen 21,070,310 thousand at December 31, 2001.

(2) In addition to those stated on the balance sheet, there are electronic data processors, their peripheral equipment and vehicles, which are being used under lease agreements.

(3) Receivables from the directors at December 31, 2001 were Yen 5,856 thousand.

(4) Major accounts denominated in foreign currencies -

(In thousands)

	Yen	Foreign currencies	
Accounts receivable – trade	21,125	USD	60
		CHF	154
		AUD	15
Accounts payable – trade	6,263,003	CHF	78,509
		USD	235
		GBP	306

(5) Net income per share -

Net income per share for the year ended December 31, 2001 is Yen 14,198.

3. Notes to profit and loss statement:

(1) Research and development cost for 2001 is Yen 4,639,110 thousand.

(2) Other significant matters :

The Company had applied to the tax authorities an Advanced Pricing Arrangement regarding transfer prices for six years from 1995 to 2000 and in 2001 the competent authorities of both Switzerland and Japan came to a conclusion.

Consequently the Company recorded additional corporation taxes, inhabitant taxes and enterprise taxes for the prior years in the amount of Yen 3,923,000 thousand that will be paid in 2002.

(Note) Amounts in the balance sheet and profit and loss statement are rounded down to thousands of yen.

NIPPON ROCHE K.K.

PROPOSED APPROPRIATION OF PROFIT

YEAR ENDED DECEMBER 31, 2001
(In yen)

Unappropriated retained earnings	¥14,448,918,243
Reversal of reserve for deferred capital gain	106,000,897
Total	¥14,554,919,140
Appropriation:	
Reserve for deferred capital gain	¥262,158,777
Retained earnings carried forward	14,292,760,363
Total	¥14,554,919,140

Nippon Roche K.K.
President and Representative director
Wataru Ogawa

NIPPON ROCHE K.K.
SUPPLEMENTARY SCHEDULES
YEAR ENDED DECEMBER 31, 2001

1. Capital stock and legal reserve:

(In thousands of yen)

	Balance at beginning of year	Additions	Deductions	Balance at end of year
Capital stock:				
Number of shares of common stock	88,000 shares	0	0	88,000 shares
Amount	¥8,800,000	0	0	¥8,800,000
Earned surplus reserve	¥1,000,000	0	0	¥1,000,000

2. Loans:

(1) Long-term debt -

(In thousands of yen)

Lender	Balance at Beginning Of year	Additions	Deductions	Balance at end of year (current portion of long-term debt)
UBS AG	438,000	0	438,000	0
Development Bank of Japan	504,000	0	95,000	409,000 (95,000)
Saison Life Insurance Co., Ltd.	1,000,000	0	0	1,000,000
Dai-ichi Mutual Life Insurance Company	1,000,000	0	0	1,000,000
Total	¥2,942,000	0	¥533,000	¥2,409,000 (¥95,000)

(2) Short-term borrowings

(In thousands of yen)

Lender	Balance at beginning of year	Balance at end of year	Increase (decrease)
The Fuji Bank, Ltd.	¥11,888,616	¥10,931,549	¥ (957,067)
Bayerische Hypo- und Vereinsbank AG	7,000,007	5,500,000	(1,500,007)
BNP PARIBAS	2,910,550	800,256	(2,110,294)
Sumitomo Mitsui Banking Corporation	159,884	527,641	367,757
Roche Diagnostics K.K.	0	310,000	310,000
The Bank of Tokyo-Mitsubishi, Ltd.	1,098,055	268,125	(829,930)
Current portion of long-term debt	533,000	95,000	(438,000)
Total	¥23,590,112	¥18,432,571	¥ (5,157,541)

3. Fixed assets and accumulated depreciation:

(In thousands of yen)

Kind of assets	Balance at Beginning of year	Additions	Deductions	Depreciation and amortization	Balance at end of year	Accumulated depreciation	Accumulated depreciation as a percentage of acquisition cost
Property, plant and equipment:							
Buildings	¥12,940,806	¥297,557 *1	¥347,312	¥699,668	¥12,191,382	¥10,400,129	46.0%
Structure	591,735	0	58,105	40,825	492,804	855,299	63.4
Machinery and equipment	2,703,760	390,937 *2	40,238	691,627	2,363,626	8,424,550	78.1
Vehicles	16,469	0	37	3,605	12,826	48,284	79.0
Furniture and fixtures	872,299	426,869 *3	49,272	231,996	1,017,105	1,342,045	56.9
Land	4,786,102	0	2,884,906 *4	0	1,901,195	0	
Construction in progress	100,284	1,201,362	1,273,547	0	28,100	0	
Total property, plant and equipment	¥22,011,458	¥2,316,727	¥4,653,420	¥1,667,723	¥18,007,041	¥21,070,310	
Intangible assets:							
Telephone rights & other	¥33,942	¥0	¥0	¥102	¥33,839		
Software	250,952	229,985	7,148	133,924	339,864		
Total intangible assets	¥284,895	¥229,985	¥7,148	¥134,027	¥373,704		
Investments and other:							
Investments in securities	¥161,498	¥1,030	¥135,469	–	¥27,058		
Long-term loans	840,801	160,870	215,679	–	785,993		
Lease deposits	1,070,679	90,978	54,548	–	1,107,109		
Long-term prepaid expenses	628,422	500,000 *5	19,492	91,666	1,017,263		
Differed tax assets	0	210,021	0		210,021		
Others	245,846	5,700	86,586 *6	–	164,960		
Allowance for doubtful receivables	(16,100)	(23,790)	(16,100)	–	(23,790)		
Total investments and other	¥2,931,147	¥944,809	¥495,674	¥91,666	¥3,288,616		

(Notes)

*1. Increase of buildings includes Yen 251,707 thousand for Kamakura Factory and Yen 12,170 thousand for NRRC.

*2. Increase of machinery and equipment includes Yen 228,508 thousand for Kamakura Factory and Yen 151,769 thousand for NRRC.

*3. Increase of furniture and fixtures is mainly due to IT investment, which includes Yen 277,044 thousand for IT department, Yen 70,454 thousand for Development division and Yen 18,597 thousand for Sales division.

*4. Decrease of land is the sales of remaining land for Fukuroi factory.

*5. Increase of long-term prepaid expenses is the co-promotion license of RITUXAN from Zenyaku Kogyo K.K..
Yen 1,100,000 thousand (include Yen 600,000 thousand paid on 1999) of the license fee is to be amortized over a period of 60 month from August 2001.

*6 Decrease of others is the devaluation of golf membership.

4. Allowances and provisions:

(In thousands of yen)

Classification	Balance at beginning of year	Additions	Deductions	Balance at End of year
Allowance for doubtful receivables	¥141,000	¥157,490	¥141,000	¥157,490
Accrued employees retirement benefit	3,652,981	2,451,696	2,043,370	4,061,307

The purpose and calculation methods of allowance and provision are explained in the statement of significant accounting policies.

The deduction in the line of allowance for doubtful receivables represents the reversal of the allowance at beginning.

The balance of accrued severance indemnities for 2000 was transferred to the accrued employees retirement benefit at the beginning of the year. The addition in the line of accrued employees retirement benefit shows retirement and pension costs incurred in 2001, and the deduction includes contribution to the TQPP and lump sum retirement payments.

5. Details of transactions with directors:

Transactions with directors are as follows:

(In thousands of yen)

Individual	Transactions	Amount	Balance at year-end	
Wataru Ogawa	Loan	5,150	Long-term loan receivable	5,150
	Interest	96	Other current assets	96
Roland Altwegg	Loan		Long-term loan receivable	609
	Interest	47		

Transactions with companies where directors of Nippon Roche K.K. have concurrent posts as directors are as follows:

(In thousands of yen)

Individual	Name of company and concurrent post	Transactions	Amount	Balance at year-end	
Hiroaki Shigeta	Roche Vitamin Japan K.K. (Director)	Service Contract	54,042	Other current assets	13,401
		Sales of fixed asstes & stocks	899,441		
	Nutritec Co., Ltd (Director)	Service Contract	11,367		
William Burns	F. Hoffmann-La Roche Ltd. (Head of the Pharmaceuticals Division)	Sales of finished goods	1,898,023	Accounts receivable - trade	477,683
		Purchase of raw material	26,489,421	Accounts payable	3,864,461
		Payment of technical service fee	4,279,899	Accounts payable	1,952,540
		Research cost reimbursed	4,109,907	Other current assets	970,644

6. Directors' and statutory auditors' remuneration:

(In thousands of yen)

Classification	Number of persons	Amount paid
Directors	12	¥299,369
Statutory auditors	2	16,564
Total	14	¥315,933

(Note) The maximum amounts of directors' and statutory auditors' remuneration approved by the shareholder's meeting, which was held on March 29, 2001, are Yen 380,000 thousand and Yen 30,000 thousand, respectively. The maximum amount of directors' remuneration includes salaries and bonuses for concurrent posts as employees.

The retirement allowances of Yen 53,576 thousand which were approved by the shareholder's meeting of March 29, 2001 were paid to the retired directors in March and April, 2001.

The directors and statutory auditors at the end of the year totaled ten and three, respectively.

7. Fixed assets leased under agreements:

Type of assets	Content of assets
Vehicles	Cars for salesmen
Furniture and fixtures	Electronic data processors and their peripheral equipment

8. Investments in affiliated companies (owned in excess of 25% of issued stock):

(In thousands of yen)

Company	Balance at beginning of year: Number of shares	Balance at beginning of year: Book value	Additions (deductions): Number of shares	Additions (deductions): Amount	Balance at end of year: Number of shares	Balance at end of year: Acquisition cost	Balance at end of year: Book value	Number of shares of Nippon Roche K.K. held by respective company
Nutritec Co., Ltd	2,000	¥100,000	(2,000)	(¥100,000)	0	0	0.	0
Total		¥100,000		(¥100,000)		0	0	

9. Concurrent posts of directors and statutory auditors as directors or statutory auditors of other companies:

Name	Name of company	Title
Directors:		
Hiroaki Shigeta	Agene Research Institute Co., Ltd.	Representative Director and President
	Nutritec Co., Ltd.	Director
	Roche Vitamine Japan K.K	Director
Shoichi Hayashi	Roche Diagnostics K.K.	Statutory Auditor
Statutory auditor:		
Andreas Greuter	F. Hoffmann-La Roche Ltd.	Internal Auditor
Tadao Oda	Nutritec Co., Ltd.	Statutory Auditor
Yasuo Yagi	Roche Diagnostics K.K.	Statutory Auditor

10. Selling, general and administrative expenses:

(In thousands of yen)

Salaries	¥5,613,742
Bonuses	2,752,516
Legal welfare	826,658
Welfare	820,975
Retirement and pension costs	917,104
Recruitment and training	169,344
Outside services	165,013
Consultancy fees	61,640
Data processing fees	376,403
Research and development costs	8,464,143
Research expenses reimbursed	(3,825,032)
Sales promotion	4,120,495
Office supplies	234,336
Rent	1,217,315
Light, heat and water	270,362
Communications	242,801
Freight	71,903
Insurance	8,146
Repairs and maintenance	169,646
Traveling	2,189,644
Entertainment	1,279,408
Meetings	240,272
Donations	573,831
Write-down of inventories	115,323
Depreciation	719,994
Sundry taxes	80,010
Technical service fee	4,279,899
Provision for doubtful receivables	8,800
Miscellaneous	331,939
Other expenses reimbursed	(314,509)
Total	¥32,182,132

(Notes 1) There are no gratuitous offerings of properties which are against the Article 294-2 of the Commercial Code.

(Notes 2) Major expense items in research & development costs are as follows;

Salaries	¥2,234,417 thousand
Bonuses	1,057,811
Depreciation	637,784

[TRANSLATION]

Attachment 30

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Notice of Decision Made by Roche Concerning TOB Price for Chugai Shares

Tokyo—June 4, 2002—Chugai Pharmaceutical Co., Ltd. (Chugai) has announced today that Chugai has received from Roche Pharmholding B.V. a notice to the effect that Roche Pharmholding decided to offer 2,800 Japanese yen per share as the TOB price.

As a process of acquiring Chugai shares for the alliance between Chugai and Roche group, Roche Pharmholding will conduct a TOB for Chugai shares, the target number of which will be 10% of the total number of issued shares of Chugai as of July 31, 2002 (or 30 million shares in a certain case if 30 million shares are greater than such 10%). With respect to this TOB, in the Basic Alliance Agreement, Chugai and Roche Pharmholding agreed that the TOB price shall be no less than 2,136 Japanese yen per share. As mentioned above, Chugai has received from Roche Pharmholding a notice to the effect that Roche Pharmholding decided to offer 2,800 Japanese yen per share as the TOB price.

For the TOB period and other specific terms of the TOB, please see a Public Notice of TOB Commencement and other disclosure documents provided by Roche Pharmholding as tender offeror at the commencement of the TOB under the Securities and Exchange Law.

02 JUL -3 AM 10: 27

Attachment 31

[TRANSLATION]

June 27, 2002

Name of listed company	Chugai Pharmaceutical Co., Ltd.
Securities Code	4519 (Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange)
Headquarters location	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative	Osamu Nagayama, President and CEO
Inquiries	Shizuo Kagoshima, Director, Public Relations Office (03) 3273-0881

Resolution of General Meeting of Shareholders Concerning Capital reduction, etc.

At the annual general meeting of shareholders of Chugai Pharmaceutical Co., Ltd. ("Chugai") held on June 27, 2002, reduction in capital and capital reserve and other matters have been voted in favor and approved, as set forth below.

Reduction in Capital and Capital Reserve

1) Purpose of reduction in capital and capital reserve

The Chugai Pharmaceutical Board has resolved to spin off its wholly owned U.S. diagnostic business subsidiary Gen-Probe Incorporated (President and CEO, Henry L. Nordhoff), headquartered in San Diego, California, which competes Roche in certain diagnostic businesses, in order to maximize the impact of the alliance through concentration of management resources on its core business of pharmaceuticals including the OTC business. Taking into account shareholder's expectations of strong future growth of Gen-Probe, the board of Chugai decided on a spin-off through capital reduction that would allow Chugai Pharmaceutical shareholders to retain a stake in Gen-Probe. (Allotment of subsidiary's share to Chugai's shareholders) Upon the capital reduction, each shareholder registered on Chugai's shareholders' register as of July 31, 2002 shall be allotted shares of Gen-Probe common stock for every share of Chugai common stock owned by the shareholder. Further, upon the reduction in capital and capital reserve, the Company intends to distribute cash as well as the shares of Gen-Probe. Such cash will, however, not be actually paid to shareholders who are subject to the Japanese withholding income tax at a rate of 20% or higher, because such cash amount is to be allocated to the payment of the withholding income tax that the Company is obliged to collect and pay.

It is expected that Gen-Probe will list its shares on the U.S. NASDAQ as a stand-alone U.S. public company at the time of spin-off (which is scheduled to take place on September 16, 2002).

2) Overview of capital reduction

(1) Amount of capital and capital reserved to be reduced

Capital: Reduced by ¥19,059,766,940

Capital reserve: Decreased by ¥19,059,766,940

(2) Basis of calculation and Capital reduction methodology

For the purposes of assessment of the amount of tax liabilities in conjunction with the spin-off, Chugai has estimated the corporate value of Gen-Probe to be approximately ¥80 billion taking into account the results of a third-party appraisal. Chugai has also estimated the amount equivalent to the withholding income tax (at the rate of 20%) to be incurred as a result of the spin-off to be ¥12,494 million. The total amount to be reduced from Chugai's capital and capital reserve is ¥38,119 million, which is the sum of ¥25,625 million, the book value of Gen-Probe shares, and ¥12,494 million, the cash amount to be declared to shareholders. Chugai will reduce its capital and capital reserve in the same amount, meaning reducing its capital and capital reserve by ¥19,059,766,940, respectively. The ratio of the capital and capital reserve reduction has been determined taking into account of standard amount of capital and other matters.

Notes: The distributed amount from the capital reduction allocated to one Chugai share for the purposes of taxation is calculated as [(the value of Gen-Probe shares and cash) ÷ the number of issued shares]. Assuming that all the convertible bonds outstanding as of May 31, 2002 will have been converted into shares by the end of July, 2002, the amount to be distributed for every Chugai share is ¥300 (appraisal value of Gen-Probe share of ¥260 and cash of ¥40). This amount is not a final one.

3) Schedule of capital reduction

(1) Board of Directors' meeting	May 27, 2002
(2) General meeting of shareholders	June 27, 2002
(3) Allotment standard date	July 31, 2002
(4) Deadline for creditors' objections	September 10, 2002 (Scheduled)
(5) Effective date of the capital reduction	September 11, 2002 (Scheduled)
(6) Effective date of the spin-off	September 16, 2002 (Scheduled)

In addition to the foregoing, the items "Approval of Merger Agreement between Chugai and Nippon Roche K.K." and "Issuance of New Shares by way of Third Party Allotment," both of which relate to the alliance with Roche, have been voted in favor and approved at the ordinary general meeting of shareholders held on June 27, 2002.

Attachment (for reference): “Notice concerning Allotment and Distribution of Gen-Probe Shares”

(Attachment)

June 27, 2002

Chugai Pharmaceutical Co., Ltd.

To our Shareholders:

NOTICE CONCERNING ALLOTMENT AND DISTRIBUTION
OF GEN-PROBE SHARES

With respect to the allotment and distribution of shares of Gen-Probe Incorporated ("Gen-Probe") as a result of the spin-off of Gen-Probe which has already been announced, we would like to inform you that the details of the procedures of such allotment and distribution have been decided as set forth below. For details of such procedures, you are kindly requested to refer also to the Information Statement of Gen-Probe which has been mailed to you.

1. Shareholders Entitled to Allotment and Distribution of Gen-Probe Shares

Shareholders who are registered in the shareholders' register and beneficial shareholders' register of Chugai Pharmaceutical Co., Ltd. ("Chugai") as of the close of July 31, 2002 (the "Allotment Standard Date") will be entitled to the allotment and distribution of Gen-Probe shares.

2. Shares of Gen-Probe to Be Allotted and Distributed

For each share of common stock of Chugai that each eligible shareholder owns as of the Allotment Standard Date, 0.086 shares of Gen-Probe common stock shall be allotted and distributed to the shareholders.

3. Timing of Allotment and Distribution

After having completed the requisite procedures for the distribution of Gen-Probe shares, including determination of the shareholders' register as of the Allotment Standard Date and the listing of Gen-Probe shares on the NASDAQ in the U.S., the allotment and distribution of Gen-Probe shares through Mellon Investor Services, the transfer agent of Gen-Probe, shall be completed on or around September 16, 2002 (Japan time).

4. Mailing of Necessary Documents to Shareholders

At or around the beginning of September, we plan to mail to shareholders an allotment account statement, documents required for holding or disposing of Gen-Probe shares and reference materials.

5. Method of Receipt of Gen-Probe Shares

As a method of distributing Gen-Probe shares, we will use the Direct Registration System ("DRS"). DRS is a method taken by U.S. companies of administering shareholders' registers by U.S. companies.

Shareholders will automatically be registered in the register of Gen-Probe in the DRS based on the shareholders' register as of the Allotment Standard Date and be allotted and distributed Gen-Probe shares. Shareholders can confirm the details of the shares so registered with the statement to be sent by Mellon.

Shareholders will be required to take no procedure to receive Gen-Probe shares, such as submission of an application and surrender of share certificates of Chugai.

Please be informed, however, that shareholders are requested to confirm the English transliteration of the name and address of shareholders by using the postal card to be separately mailed. As the names and addresses of shareholders as of the Allotment Standard Date must be registered in the initial shareholders' register of Gen-Probe for the purposes of administering Gen-Probe's shareholders' register, such confirmation is intended to make the English transliteration of the names and addresses as accurate as possible. Since correction of the names and addresses once registered requires a lot of time and effort, shareholders are kindly requested to cooperate in the confirmation mentioned above.

Note: Direct Registration System (DRS)
DRS is a system that allows shares to be owned, recorded and transferred electronically without having a physical share certificate issued. A number of security firms and financial institutions in the U.S. conduct transactions through the DRS.

6. Method of Sell-off of Gen-Probe Shares

It is planned that Gen-Probe will have its common stock listed on the NASDAQ in the U.S., and that trading of Gen-Probe shares will commence soon after the distribution thereof.

Japanese residents are generally required to trade foreign securities through a foreign securities

trading account opened with a securities firm licensed in Japan. Thus, shareholders who desire to sell Gen-Probe shares after the contemplated allotment and distribution generally need to have their own shares registered in the DRS transferred to their own account at the securities firm handling such process (a list of securities firms handling such process is set forth below). Accordingly, the timing in which shareholders can actually trade Gen-Probe shares differs depending on the number of days required to complete this process.

We will inform you of the details of the transfer process mentioned above upon their being determined.

* List of Securities Firms Handling the Above-mentioned Process (As of June 18, 2002)

Ando Securities Co., Ltd.
Ichiyoshi Securities Co., Ltd.
Ace Securities Co., Ltd.
Okasan Securities Co., Ltd.
Kokusai Securities Co., Ltd.
Cosmo Securities Co., Ltd.
Goldman Sachs (Japan) Ltd.
Sakura Friend Securities Co., Ltd.
Jyujiya Securities Co., Ltd.
Shinko Securities Co., Ltd.
Century Securities Co., Ltd.
Daiwa Securities Co., Ltd.
Daiwa Securities SMBC Co., Ltd.
Chuo-Securities Co., Ltd.
Tokai Tokyo Securities Co., Ltd.
Toyo Securities Co., Ltd.
Nikko Cordial Securities Inc.
Nippon Global Securities
Nomura Securities Co., Ltd.
Marusan Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Mito Securities Co., Ltd.
Meiko National Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Note: The list above sets forth the securities firms that notified us of their intention to handle the process. Securities firms not listed above may also handle the process.

02 JUL -8 AM 10:27

Attachment 32

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Chugai Incorporates Overseas Subsidiary's Branch in France And Commences Exclusive Marketing of Granocyte®(recombinant human G-CSF)

Tokyo-April 20, 2001- Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that it has incorporated the France branch of Chugai's wholly-owned subsidiary in U.K., Chugai Pharma Marketing Ltd. (CPM/ President:Yoshinori Hibino/ sales, marketing and import of pharmaceutical products, etc.), on April 1, 2001, and changed its name to Chugai Pharma France(CPF). (See attached document No.1 for the details of the new company.)

The aim of the incorporation of Chugai Pharma France (President:Alain Clergeot) is to end the co-promotion of Granocyte® (the product name in Japan:Neutrogin®), a recombinant human G-CSF developed by Chugai, which had started January 1999 with Aventis France (Laboratoire Aventis S.A.) in France. CPF will exclusively market Granocyte® in France, starting January 1, 2002. (See attached document No.2 for the contents of Press Release in France.)

Chugai established a joint-venture company, Chugai-Rhone Poulenc (now Chugai-Aventis S.N.C.: capital investment ratio 55:45) with Rhone Poulenc Sante (now Aventis Pharma S.A. / Aventis) in 1990 for the development and marketing of Granocyte® in Europe, and after receiving recommendation for approval from the Committee for Proprietary Medicinal Products in 1993, it has been marketed by the subsidiaries of Aventis in each European countries (currently marketing in 70 countries worldwide, except Japan). In 1986, Chugai opened a representative office in London, and started the co-promotion of Granocyte® in U.K. in 1994 with the understanding and cooperation of our partner, Aventis. Chugai has strengthened its marketing infrastructure in Europe by establishing CPM's marketing branches in Germany and France in 1999 to start co-promotion of Granocyte® in Europe, with the subsidiaries of Aventis. (See attached document No.3 about Chugai's business development in Europe.)

Exclusive promotion and distribution also started in U.K. in January 1999, and in Germany in July 2000, under the agreement with Aventis. With these historical developments, and for building independent marketing system in Europe, exclusive promotion and distribution will start in France on January 2002.

(See attached document No.4 about the affiliated companies of Chugai in Europe.)

By the establishment of the independent marketing structure in France, Chugai will cover three major markets in Europe ---U.K., Germany and France--- which account for approximately 53% of the total European pharmaceutical markets. Chugai will seek for a further expansion of Granocyte's market share, and further strengthen infrastructure for development and sales of its new products that are expected to be on the market in the future.

Attachment No.1

Profile of the new company

1	Company Name and Form	Chugai Pharma France, S.A.S. (Societe par actions simpleifiee)
2	Head office	Immeuble Lafayette, La Defense 5, 2, Place des Vosges, 92051 PARIS LA DEFENSE Cedex
3	Incorporation	April 1, 2001
4	Business activities	Development, manufacturing, import/export, marketing of pharmaceuticals products in France
5	Paid-in Capital	1million Euro(Approx. ¥110 million)
6	Shareholder	Chugai Pharma Marketing Ltd.(100%), UK
7	President	Alain CLERGEOT
8	Organization and Employees	Total 26, including 12 MR, as of today By January, 2002 (plan):

Management, Administration	7
Regulatory, Medical Info., Development	6
Sales Marketing	25 (including 18 MRs)
Total	38

Attachment No.3

Laboratoire Aventis
Chugai Pharma France

Communiqué de Press

Contacts :

DELAHAYE Chantal
Directeur de la Communication
Laboratoire Aventis
Tél : 01 55 71 51 12
Fax : 01 55 71 56 30
Portable : 06 08 27 25 19
e-mail :
chantal.delahaye@aventis.com

Françoise PINTO, Medial Consulting
pour Chugai Pharma France
Tél : 01 53 83 81 57
Fax : 01 53 83 81 41
Portable : 06 19 58 72 70
e-mail :
francoise.pinto@medial-consulting.com

Paris, April 19, 2001

Chugai Pharmaceutical Co., Ltd. and Aventis Pharma announce their decision to terminate co-promotion of Granocyte® in France

Chugai Pharmaceutical Co., Ltd. and Aventis Pharma have reached an agreement to terminate their contract of co-promotion of Granocyte® in France. This decision will take effect on January 1, 2002. After this date, Chugai Pharma France will exclusively promote and distribute Granocyte® on the French market.

Granocyte® (lenograstim): a granulocyte-colony stimulating factor

Granocyte (lenograstim) is a recombinant human granulocyte-colony stimulating factor (rHuG-CSF) discovered by Chugai group. This drug is indicated to reduce the period of neutropenia in patients undergoing a chemotherapy, an allogeneic or an autologous bone marrow transplantation, or to mobilise peripheral blood progenitor cells.

Chugai Pharmaceutical Co., Ltd. and Aventis Pharma: a partnership over more than 10 years

Chugai Pharmaceutical Co., Ltd. and Rhône-Poulenc Santé (now Aventis Pharma) established a joint-venture, Chugai/Rhône Poulenc (now Chugai-Aventis) in 1990 to ensure the clinical development and registration of Granocyte® in Europe.

In France, Laboratoires Rhône-Poulenc Rorer (now Laboratoire Aventis), thanks to their expertise in the fields of oncology and hematology, successfully launched Granocyte® in 1994. As a result of the Granocyte® success, Chugai took step to support its partner's strategies by establishing a branch in France in 1998, (Chugai Pharma Marketing Ltd.) and has been ensuring the co-promotion of Granocyte® since January 1st, 1999.

A reinforcement of Chugai's position in France

This new step, the termination of the contract of Granocyte® co-promotion, is intended to reinforce the Chugai group's strategic decision to set up in France so as to ensure marketing of its future products.

Continuing collaboration during this transitional period in France

In 2001, Chugai Pharma France and Laboratoire Aventis will continue their close collaboration so as to ensure that an orderly transfer of scientific files, promotion and distribution activities as well as the know-how, is successfully achieved by the end of year 2001. During this transitional period, both companies are committed in making sure that all physicians, pharmacists and patients continue to receive quality, full and uninterrupted information and service.

Attachment No.3

Chugai's History of Business Development in Europe

1986		Established representative office in London
1990		Established the joint-venture company with Rhone-Poulenc Sante S.A., Chugai-Rhone-Poulenc S.N.C.(CRP) in Paris
1993		Established Chugai Pharma UK Ltd.(CPU) in London
1994		Established Chugai Pharma Europe Ltd.,(CPE) in London by the incorporation of representative office in London CPE made CPU its wholly-owned subsidiary CPU started to sell Granocyte® by co-promotion with Rhone-Poulenc Rorer, UK
1997		Established Chugai Pharma Marketing Ltd.(CPM) in London
1998		CPM established branch offices in Germany and France
1999	January	CPM's France and German branches started co-promotion of Granocyte® under the cooperation of subsidiaries of Aventis in both countries
	January	CPU started the independent marketing of Granocyte® in UK
2000	July	CPM started the independent marketing of Granocyte® in Germany
2002	January	CPF is scheduled to start the independent marketing of Granocyte® in France.

Attachment No.4

Chugai's Affiliated Company in Europe


Chugai Pharma Europe (CPE)
Established in January 1994
Chugai Pharma UK (CPU)
Established in May 1993
Started Exclusive
Marketing in January
Chugai Pharma Marketing (CPM)
Established in December 1997
Chugai Pharma France
(CPF) Established in April,
2001
Start Exclusive Marketing
in January 2002
Chugai Pharma Marketing
Germany Branch (CPMG)
Started Exclusive
Marketing in July 2000
Head office/branch
Relationship
Chugai – Aventis S.N.C (CA)
Established in June, 1990

Attachment 33

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Establishment of Reverse Proteomics Research Institute

Tokyo—May 21, 2001—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that Ajinomoto Co., Inc., Sumitomo Chemical Co., Ltd., Dainippon Pharmaceutical Co., Ltd., Chugai, Teijin Ltd., Nippon Shinyaku, Co., Ltd., Hitachi Chemical Co., Ltd., Hitachi Ltd., Fujisawa Pharmaceutical Co., Ltd., and Mochida Pharmaceutical Co., Ltd., have agreed to establish Reverse Proteomics Research Institute(REPRORI).

02 JUL -8 AM 10:27

Attachment 34

FOR IMMEDIATE RELEASE

CONTACT: Rita Mattivi
Assistant to the President
Gen-Probe Incorporated
(858) 410 8903

GEN-PROBE RECEIVES FDA CLEARANCE TO MARKET APTIMA® COMBO 2 ASSAY IN THE U.S.

SAN DIEGO, CA., May 23, 2001 – Gen-Probe Incorporated announced today that its target-amplified nucleic acid probe test for the *in vitro* diagnostic qualitative detection of rRNA from *Chlamydia trachomatis* and *Neisseria gonorrhoeae* in endocervical and male urethral swab specimens and urines from symptomatic and asymptomatic males and females has been cleared by the Food and Drug Administration for sale in the United States. The APTIMA Combo 2 Assay is a second generation nucleic acid amplification test that combines advanced technologies to provide excellent clinical sensitivity and specificity, a choice of specimen types, convenient specimen processing, and superior specimen transport stability. Both bacteria are detected and identified using a single specimen and test.

C. trachomatis and *N. gonorrhoeae* are among the most common causes of sexually transmitted diseases (STD's). Throughout the world, millions of cases go undetected every year. If left untreated, these infections can cause infertility and complications during pregnancy, including fatal ectopic pregnancies. Up to 40% of women infected with *C. trachomatis* develop pelvic inflammatory disease, and one in five of these will become infertile.

Each year, billions of dollars are spent to diagnose and treat STD's and their complications. However, not everyone at risk is tested. Currently available methods require swab specimens to achieve the highest sensitivity. Collection of swab specimens is costly and inconvenient in screening clinics and some patients, particularly men, will not consent to having a swab specimen taken. Extension of screening to more individuals at risk, and the use of more sensitive diagnostic tests, can help reduce the spread of *C. trachomatis* and *N. gonorrhoeae.* The Center for Disease Control and Prevention (CDC) has recommended that all sexually active females between the ages of 15 – 24 years old be screened annually and that screening be expanded to include their male partners, who often do not have symptoms.

Gen-Probe's new APTIMA Combo 2 assay allows the use of urine specimens without compromising test performance. Because the discomfort of taking a swab specimen from the urethra can be avoided, male patients are more willing to provide a urine sample to be tested. It is very important that men with *Chlamydia* infections be identified and treated so that they do not infect their sexual partners. It is often not possible to collect cervical and urethal swab specimens from adolescent females in STD screening clinics because of time requirements, and the absence of specialized equipment and trained personnel. Utilization of urine as a specimen of choice will increase the acceptance of testing in both males and adolescent females for these two STD's.

Henry L. Nordhoff, president and chief executive officer of Gen-Probe said, "The real significance of this new test is its ability to use urine as a specimen, with the same sensitivity and specificity as the more difficult to obtain endocervical and male urethal swab specimens."

In addition to allowing a wider choice of specimens to be tested, the new AMPTIMA Combo 2 assay provides rapid and accurate results through the use of advanced technologies. Target capture selectively pulls the nucleic acid target out of the specimen to allow larger volumes of specimen to be tested and to remove inhibitors that can lead to false negative test results. By using ribosomal RNA targets that are present in 2,000 or more copies per bacterium instead of DNA targets present in only a few copies per cell, the Gen-Probe test achieves greater sensitivity more reliably than competing technologies. By coupling this "natural amplification" with its powerful Transcription-Mediation Amplification (TMA) method, Gen-Probe is able to make billions of copies of the target nucleic acid in the test tube in minutes. Detection of the amplified target is achieved using two light-producing labels that allow the detection of both bacteria with a single test.

Gen-Probe's advanced technologies also solve problems with sample collection, transport, and handling that have limited the acceptance of first generation amplified STD tests. Gen-Probe's sample transport medium preserves the specimen for several weeks, allowing it to be shipped to testing laboratories without loss of sensitivity. A new sample collection device allows the sample to be more conveniently removed through the cap, which reduces costs and limits exposure of laboratory workers and the environment to the specimen.

Gen-Probe Incorporated, a San Diego-based company, is a recognized world leader in the development, manufacture and commercialization of diagnostic products based on its patented genetic probe technologies. The company has received 41 FDA clearances for genetic probe tests to

detect a wide range of microorganisms, including those causing STD's, tuberculosis, strep throat, pneumonia and fungal infections. Gen-Probe is currently developing viral nucleic acid tests for screening the blood supply for HIV-1, and hepatitis B and C viruses.

For copies of press releases and additional information about the Company, please consult Gen-Probe's homepage on the World Wide Web at http://www.gen-probe.com.

###

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
Maruho Co., Ltd.

License Agreement on Marketing Right of Oxarol® Ointment, A Remedy for Psoriasis

Tokyo—June 12, 2001—Chugai Pharmaceutical Co., Ltd.(Chugai) and Maruho Co., Ltd. (Maruho) announced today that both parties have entered into license agreement for the marketing of Oxarol® Ointment (generic name: maxacalcitol, code name: OCT Ointment), which Chugai has developed for the treatment of psoriasis. In this agreement, Maruho will obtain the rights to market the product in Japan.

Chugai has been marketing Oxarol® Injection (for the treatment of secondary hyperparathyroidism), since September 2000, as one of its products related to renal disorders in hemodialysis patients.

Oxarol® Ointment has been developed by Chugai for the treatment of psoriasis, a chronic relapsing disorder of the skin. Maxacalcitol, a vitamin D derivative discovered in-house, acts by inhibiting cell proliferation and inducing differentiation of skin.

This partnership between Chugai and Maruho is designed to optimize the contribution of Oxarol® Ointment to psoriasis therapy by the strong marketing presence of Maruho in the dermatology field. Maruho has established a strong presence in the dermatology market, being highly recognized by dermatologists.

By this license agreement of Oxarol® Ointment, both companies are expecting to further contribute to psoriasis therapy.

For more information, please contact:

Maruho Co.,Ltd. 5-22, Nakatsu 1-chome, Kita-ku, Osaka, 531-0071, Japan
Tel.+81-(0)6-6371-8437 Fax.+81-(0)6-6371-8679
Chugai Pharmaceutical Co., Ltd. 1-9, Kyobashi 2-chome, Tokyo 104-8301, Japan
Tel.+81-(0)3-3273-0881 Fax. +81-(0)3-3281-6607

Chugai Pharmaceutical Co., Ltd.

Established	March 1925
Incorporated	March 1943
Headquarters	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President and CEO	Osamu Nagayama
Capital	23,993 million yen
Net Sales	Consolidated:203.0 billion yen Non-consolidated: 181.2 billion yen
Ordinary Income	Conslidated:29.0 billion yen Non-consolidated:28.5 billion yen
	(April 1, 2000 – March 31, 2001)
Employees	3,554 (as of March 31, 2001, Chugai Pharmaceutical Co., Ltd.)
Business Activities:	Research, development, manufacture, export, import, and sales of quasi-drugs, pharmaceutical products, medical devices, diagnostic products.

Maruho Co., Ltd.

Established	July 1915
Incorporated	October 1949
Headquarters	5-22, Nakatsu 1-chome, Kita-ku, Osaka
President and CEO	Koichi Takagi
Capital	382 million yen
Net Sales	25.5 billion yen
Ordinary Income	5.2 billion yen
	(October 1, 1999 – September 30, 2000)
Employees	756 (as of April 1, 2001)
Business Activities	Research, development, manufacture, import, and sales of ethical pharmaceutical products

Psoriasis

Psoriasis is a chronic relapsing disorder of the skin, which many patients suffer life-long from erythema, thickening of the skin and scaling. The prevalence of psoriasis has been described higher in the Western countries, especially among Caucasians, while the number of psoriasis patients in Japan is growing recently. The cause of psoriasis is not still understood, however, abnormality in genes and immune system is becoming evident in psoriasis patients. With the progress of research and development for the disease, choices for treatment are becoming wider, and topical vitamin D derivatives are expected to be an effective addition to topical steroids as conventional treatment.

[TRANSLATION]

CHUGAI PHARMACEUTICAL CO., LTD.
SHOWA DENKO K.K.

Chugai to Transfer Rice/Lawn Herbicide Business to SDK

Tokyo—June 19, 2001—Chugai Pharmaceutical Co., Ltd. (Chugai) and Showa Denko K.K. (SDK) announced today that they have agreed on the transfer of the rice/lawn herbicide *Grachitor* business from Chugai's subsidiary Eiko Kasei Co., Ltd. (Eiko) to SDK's subsidiary SDS Biotech K.K. (SDS) effective June 29, 2001.

Grachitor (cafenstrole), developed by Chugai, is known for its high effect at low doses. In particular, it is used as the key ingredient in 16 different types of rice herbicide formulations, which account for approximately 28% of the Japanese market. Annual sales of *Grachitor* (for both rice and lawn applications) amount to about ¥2 billion.

The business transfer is part of Chugai's efforts to concentrate its resources on core pharmaceuticals operations. Eiko began withdrawing from its environmental sanitation materials business in April this year. This time, Eiko is going to reorganize and reduce the scale of its agrochemicals business by transferring the *Grachitor* business. From now on, Eiko will focus on contract manufacture of *Varsan* insecticide for Chugai.

For SDK, the specialty chemicals business, centering on agrochemicals, is important for the company's growth strategy under its medium-term consolidated business plan. From the time of initial launch of *Grachitor*, SDK has been supplying most of Chugai's requirements for bulk *Grachitor* from SDK's plant in Higashinagahara, Fukushima Prefecture, fully utilizing its organic synthesis technology. SDK will continue producing bulk *Grachitor*.

Following the business transfer, SDS will have three different kinds of rice herbicides as it already has *Dymron* (main product) and benzobicyclon (placed on the market this year). Substantial marketing synergies are expected from the deal since many formulators are already purchasing various types of products in which *Grachitor* and *Dymron* are mixed.

SDS expects to increase its annual sales from ¥13.7 billion in 2001 to ¥18 billion in 2005.

For further information, contact:
Showa Denko K.K. (Phone: 03-5470-3235)
Chugai Pharmaceutical Co., Ltd. (Phone: 03-3273-0881)

[Reference]

Chugai Pharmaceutical Co., Ltd.
Establishment: 1925
Capital: ¥24 billion
Sales: ¥203 billion (consolidated); ¥181.2 billion (non-consolidated)
Ordinary profit: ¥29 billion (consolidated); ¥28.5 billion (non-consolidated)
Employees: 3,554 (non-consolidated)
Head office: Chuo-ku, Tokyo
President: Osamu Nagayama
Scope of business: Manufacture, sale and import of pharmaceuticals, diagnostics, and medical equipment

Showa Denko K.K.
Establishment: 1939
Capital: ¥110.4 billion
Sales: ¥747 billion (consolidated); ¥365.9 billion (non-consolidated)
Ordinary profit: ¥16.6 billion (consolidated); ¥9.8 billion (non-consolidated)
Employees: 3,346 (non-consolidated)
Head office: Minato-ku, Tokyo
President: Mitsuo Ohashi
Scope of business: Manufacture and sale of petrochemicals, chemicals, inorganic materials, aluminum and electronic products

Eiko Kasei Co., Ltd.
Establishment: 1967
Capital: ¥50 million
Sales: ¥6.2 billion
Employees: 122
Head office: Yabuki-machi, Nishishirakawa-gun, Fukushima Pref.
President: Yasuo Tanabe
Scope of business: Manufacture and sale of environmental sanitation materials and agrochemicals; contract manufacture of insecticides and agrochemicals

SDS Biotech K.K.
Establishment: 1968
Capital: ¥732 million
Sales: ¥12.6 billion
Employees: 151
Head office: Minato-ku, Tokyo
President: Takashi Shirai
Scope of business: Manufacture, sale and export of agrochemicals, industrial fungicides, and specialty chemicals

Attachment 37

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Reorganization of Research-Oriented Subsidiaries

Tokyo—August 23, 2001—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that it will establish a new subsidiary, "Chugai Research Institute for Medical Science, Inc.(CMS)," as a Chugai Group's research institute, by merging two of its 100% owned subsidiaries, Chugai Research Institute for Molecular Medicine Inc. (CMM) (Head Office: Niihari-gun, Ibaraki Prefecture / President: Tetsuo Tatsumi) and CSK Research Park Inc. (CSK) (Head Office: Gotemba City, Shizuoka Prefecture / President: Manabu Tanigawa), as of October 1, 2001. The head office of the new company will be located in Chugai's Fuji Gotemba Research Laboratories (Gotemba City, Shizuoka Prefecture), and five branches at Chugai's R&D centers, Gotemba; Suwa; Tsukuba; Toshima-ku, Tokyo; and Kita-ku, Tokyo. Its capital is 100 million yen and the number of employees are planned to be 137.

CSK was established as a Chugai's 100% owned subsidiary in 1972, aiming to provide experimental animals of high quality. Later on, it has continued to carry out the mission to acquire reproductive engineering technology, transgenic animal technology and other animal experimental technology, needed for functional gene analysis. However, starting April 2001, CSK has undergone an internal restructuring, such as a creation of a new organization in unification with the parent company's drug discovery research division, to take a new responsibility in drug discovery research utilizing these core technologies.

In 1995, CMM was also established as a Chugai's 100% owned subsidiary, aiming to strengthen the target discovery function in Japan, and it has worked to discover seeds and to develop the most advanced technologies, by employing molecular biology approach. It has specifically acted as a base for Chugai's functional gene analysis and genomic drug discovery research. However, as a result of restructuring each of Chugai's research center's function and role, CMM has been re-positioned as Chugai Tsukuba Research Institute and has become a base for research on antibody drugs, starting April 2001.

In order to survive as a global company amid the increasingly harsh global competition, Chugai will fully commit itself to strengthen its organization to further enhance its quality and speed of research and development. The V's 21 mid-term management plan launched

Translation

April 2001, places as its core strategy, to "reinforce global research competitiveness by focusing its research resources on antibodies and vitamin D related endocrine fields," and within that frame, Chugai has started to deal with issues such as strategically restructuring organizations and human resources to maximize the use of existing resources, and actively cooperating with external organizations. The merger of the two research-based subsidiaries, CSK and CMM, is an example of the structural reform.

CMS will take on the technologies in animal experiments, reproductive engineering, transgenic animal engineering, genetic engineering, knowledge and know-how, which Chugai has developed, and it will become a highly specialized group to undertake its new mission of strongly backing Chugai's research and development to enhance the quality and speed, with global development in its vision.

For more information, please contact:
+81-(0)3-3272-0881, Public Relations Office,
pr@chugai-pharm.co.jp

02 JUL -8 AM 10:27

Attachment 38

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

A New Rewards System for Invention

Tokyo—October 5, 2001—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that it has introduced a new rewards system for invention, by upgrading the existing rewards system for employee's inventions which has been in place since 1992, in order to enhance the employees' motivation for innovation and to encourage its real application.

Chugai's new rewards system evaluates the invention throughout the patent period. Inventors will get rewards for the patents that protect the products, according to the contribution level while the patents are in effect.

The rewards will be paid to inventors twice. The first is when the basic figure during the first five years following the launch of the product exceeds a certain standard, and a reward of maximum 30 million yen will be paid. The second is when the basic figure during the rest of the years after five years from the launch exceeds a certain standard, and a reward of maximum 30 million yen will be paid. The total may sum up to 60 million yen, at most. The basic figure is calculated by subtracting the manufacturing cost and other costs from the sales figures, each year.

The compensation fee that are paid in the current system at the times of the patent application, registration and launch, will be paid to inventors as a form of reward, and increased in amount.

The new system is deemed to have been effective from April 1, 2001.

Chugai expects the introduction of the new system will raise employee's motivation for innovation, and that it will give birth to innovative drugs and inventions that will penetrate throughout the world.

For more information, please contact:

+81-(0)3-3272-0881, Public Relations Office,

pr@chugai-pharm.co.jp

02 JUL -8 AM 10:27

Attachment 39

PRESS RELEASE: EMBARGOED UNTIL 17:40 GMT, 14 NOVEMBER 2001

ANGINA DRUG NICORANDIL SHOWS CARDIOPROTECTIVE BENEFITS IN STABLE ANGINA

IONA Study Findings Announced at American Heart Association

Anaheim, California, USA, 14 November 2001: New data from IONA, a landmark study in Angina Pectoris, presented at the American Heart Association Scientific Sessions, show major benefit on outcome. The anti-anginal medication nicorandil reduced the combination of CHD death, heart attacks and unplanned hospitalisation in patients with chronic stable angina of effort[1] [-17%, p=0.014]. The IONA (Impact of Nicorandil in Angina) study was conducted by the University of Glasgow, UK and sponsored by Merck KGaA, Aventis and Chugai Pharmaceutical Co., Ltd.

5,126 patients with angina who were at higher than average risk of critical cardiovascular events were recruited resulting in a total of over 8,500 patient years of data. The IONA study was designed to establish whether nicorandil could protect against severe and life threatening coronary events in people already receiving treatment for stable angina of effort.

During IONA, nicorandil reduced the combined endpoint of coronary heart disease (CHD) death, non-fatal myocardial infarction and unplanned hospitalisation for chest pain in patients with stable angina of effort. This confirms the cardioprotective effect of nicorandil suggested by previous clinical and pre-clinical studies. In the future, Nicorandil will play an important role as a life-saving therapy for patients with coronary heart disease in addition to its already proven efficacy in reducing symptoms.

Lead Investigator of IONA, Professor Henry Dargie, at Glasgow University, commented: "The IONA trial demonstrates that nicorandil improves outcome in patients with chronic stable angina of effort. This is the first demonstration of a reduction in major coronary events by specific anti-anginal medication".

Aventis CHUGAI MERCK

Nicorandil has become a widely used anti-anginal therapy since its launch in Japan in 1984 and in Europe in 1994. Following 17 years of clinical experience in the world, nicorandil's safety record continues to give physicians confidence when treating this important patient group.

-ends-

For more information, please contact:

Merck KGaA	Aventis Pharma	Chugai Pharmaceutical Co. Ltd.
Phyllis Carter	**Ewa Bird**	**Shizuo Kagoshima**
Corporate Media Relations		Public Relations Office
Tel: +49 6151 727144	Tel: + 44 1732 584 000	Tel: +81 3 3273 0881
	Fax: + 44 1732 584 080	Fax: +81 3 3281 6607
E-mail:	E-mail:	E-mail:
phyllis.carter@merck.de	ewa.bird@aventis.com	pr@chugai-pharm.co.jp

References:

1. Dargie HJ (2001) 'IONA – Nicorandil for Stable Angina'. Oral presentation, American Heart Association Scientific Sessions 2001, Anaheim, California

#The IONA study was a multi-centre, double blind controlled study with patients randomised to receive placebo or nicorandil 10mg twice daily, increasing to 20mg twice daily after two weeks. Treatment was given in addition to patients' usual anti-anginal therapy for a duration of between 12 and 36 months.

*Nicorandil is marketed under the brand name **Ikorel** in UK, Ireland, Netherlands and Australia; **Ikorel** and **Adancor** in France; **Angicor** in Denmark; **Dancor** in Switzerland and Austria; **Dancor** and **Nikoril** in Portugal; **Sigmart** in Japan, Korea and Taiwan.*

The trial received financial support from Aventis Pharma AG, Chugai Pharmaceutical Co., Ltd.[†] and Merck KGaA[§].*

[†]***Chugai Pharmaceutical Co., Ltd.*** *is one of the leading Japanese pharmaceutical companies and develops and markets products worldwide. Chugai has a record of innovation and has marketed several highly competitive and original new drugs including two breakthrough biotechnology drugs. Chugai has built a global R&D network and aims to strengthen its presence by focusing its research in three key therapeutic fields of cancer, bone and cardiovascular disease. For more information, please visit www.chugai-pharm.co.jp/ceinv02/index.htm.*

[§]***Merck KGaA*** *Headquartered in Darmstadt/Germany, the Merck Group* generated sales of EUR 6,7 billion in 2000 in the fields of Pharmaceuticals, Specialty Chemicals, Lab Products and Lab Distribution. Founded in 1668, the Merck Group is represented today by more than 200 companies in 52 countries and employs 34,300 people worldwide. The company groups its operating activities under Merck KGaA, in which E. Merck, as a general partner, holds the

Merck family's 74 percent equity interest in Merck KGaA. The Merck Group strongly believes that promotion of its employees' self-initiative and self-responsibility, application-oriented research and development and close customer relationships in the markets are the keys to long-term corporate success. *For more information, please visit www.merck.de.*

***Aventis (NYSE: AVE)** is dedicated to improving life through the discovery and development of innovative products. In 2000, Aventis generated group sales of EUR 22.3 billion and employed around 92,500 people in its Pharma and Agriculture businesses. Aventis was launched in December 1999 through the merger of Hoechst AG of Germany and Rhône-Poulenc SA of France. Corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.*

Aventis Pharma AG is the pharmaceutical company of Aventis. Aventis Pharma is dedicated to treating and preventing human disease through the discovery, development, manufacture and sale of innovative pharmaceutical products aimed at satisfying unmet medical needs. Aventis Pharma focuses on important therapeutic areas such as cardiology, oncology, infectious diseases, arthritis, allergies and respiratory disorders, diabetes and the central nervous system disorders. Aventis Pharma has its corporate headquarters in Frankfurt, Germany. Aventis Pharma encompasses Aventis Pasteur, a world leader in vaccines based in Lyon, France, and Aventis Behring, a world leader in therapeutic proteins headquartered in King of Prussia, Pennsylvania.

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

02 JUL -8 AM 10:23

Attachment 40

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Kagamiishi Plant and Tohoku Chugai Pharmaceutical Co., Ltd. Obtain "ISO9001:2000" Quality Management System Certification

Tokyo—November 30, 2001—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that on October 15, 2001, Japan Chemical Quality Assurance Ltd. (JCQA) has certified that its Kagamiishi plant (Kagamiishi Machi, Iwase Gun, Fukushima Prefecture / Director: Takashi Terazono) and Tohoku Chugai Pharmaceutical Co., Ltd. (President: Takashi Terazono / Chugai's 100% subsidiary for manufacture) conforms to the quality management system's international standard "ISO9001:2000," for manufacturing pharmaceuticals. JCQA is an institution that assesses and certifies the quality management systems.

Kagamiishi plant manufactures one of Chugai's mainstay products, *Sigmart®*, an antianginal agent, and an over-the-counter product, *New Chugai Ichoyaku*.
In addition to conforming to the GMP standards, by introducing the customer-oriented "ISO9001:2000," Kagamiishi plant aims to clarify measures for achieving the planned quality level, and to create a structure so that the plant's system can be evaluated with objectivity, while further strengthening the system for guaranteeing the quality that corresponds to the international standards.

Chugai now has three certified plants for "ISO9000 series," following the certification of Fujieda plant (Fujieda City, Shizuoka Prefecture) and Matsunaga plant (Fukuyama City, Hiroshima Prefecture). Chugai Pharmaceutical's basic principle is to "develop and supply products and services of high quality superior in effectiveness and safety, for medical care and well-being of the people." Chugai will actively seek to acquire certification for other remaining plants.

For more information, please contact:

+81-(0)3-3272-0881, Public Relations Office,
pr@chugai-pharm.co.jp

Acquisition of ISO9000 certification by Chugai Plants

Plants	Location	Date of certification
Fujieda Plant	Fujieda City, Shizuoka Prefecture	June 2000
Matsunaga Plant	Fukuyama City, Hiroshima Prefecture	February 2001
Kagamiishi Plant	Kagamiishi Machi, Iwase Gun, Fukushima Prefecture	October 2001
Ukima Plant	Kita-ku, Tokyo	None
Utsunomiya Plant	Utsunomiya City, Tochigi Prefecture	None
Takaoka Plant	Takaoka City, Toyama Prefecture	None

Press Release

Attachment 41

02 JUL -3 AM 10: 2

Chugai Pharmaceutical Co., Ltd.
Public Relations Office
Tel: +81-3-3273-0881
E-mail: pr@chugai-pharm.co.jp

Roche and Chugai create new Japanese pharma leader with global access

- **Novel business model for Japanese market leveraging the strengths of both Roche and Chugai**
- **New enterprise will rank number 5 in Japan and be uniquely positioned in the world's second largest pharma market**
- **Bold step for both partners to fuel long-term growth.**

Tokyo—December 10, 2001—Roche and Chugai announced that they will enter into an alliance to create a leading research driven Japanese pharmaceutical company. The new enterprise to be formed by the merger of Nippon Roche and Chugai will be a fully functional and internationally active pharmaceutical company based in Japan with access to global markets. The company will have a pro forma 2000 turnover of approximately 253 billion Yen (CHF 3.4 billion[1]) and rank number five by sales in the world's second largest market. The Roche Group will become the majority shareholder with a 50.1% interest.

The new enterprise will be named Chugai Pharmaceutical Co., Ltd. and will continue to be listed on the Tokyo Stock Exchange. The chairman and CEO of Chugai will be Osamu Nagayama, Chugai's current chairman and CEO. Wataru Ogawa, Nippon Roche's current president and CEO, will be nominated for election to the board of the new enterprise as executive vice president following the merger. Franz B. Humer, Roche's chairman and CEO, as well as William M. Burns, Head of Pharmaceuticals Division Roche, and Hiroaki Shigeta, Chairman of Nippon Roche, will

---

[1] At current exchange rate.

also be nominated for election to the Board of Chugai following the merger.

The relationship between Chugai and the Roche Group is clearly defined through a jointly agreed governance agreement. Under these novel governance terms, Chugai will be an autonomously managed company, closely co-ordinating its operations with Roche. Chugai will be Roche's exclusive pharma representative in Japan and will have rights to develop and market all pharmaceutical products which the Roche Group decides to commercialize in Japan. Roche will have the right to license-in for all Chugai products outside of Japan and South Korea for which Chugai seeks a partner.

Strengthened R&D and biotech manufacturing, leading marketing and sales presence in Japan

This unique combination creates one of the most powerful research, development, manufacturing and marketing organizations in Japan. It will enable Chugai to fully exploit the potential of all products taking advantage of the dynamic changes taking place in the Japanese marketplace. Japan's ageing population, already with the one of the highest per capita usages of prescription drugs, is expected to exceed 20% of the Japanese population by 2010.

Through significant top line synergies and a reduction of overlapping cost structures, sustainable value will be added to both Roche and Chugai:

- Chugai will have a combined sales force of approximately 1,400 medical representatives, which will be one of the largest marketing forces in the country. For the Roche Group, currently ranked number 32 in Japan, the combined sales force of Chugai and Nippon Roche will significantly enhance its capabilities, coinciding with its recent launches of Herceptin, MabThera/Rituxan and Tamiflu, and the upcoming launches of leading products including Pegasys and Xeloda. The combined sales force will allow a significantly stronger penetration of both companies' products in the Japanese market and achievement of combined target sales of 300 billion Yen within three years after the closing.
- The combined products will create a balanced portfolio with a strong position in the fast growing market segments of oncology / hematology, renal and bone diseases and virology.
- The combined Research & Development (R&D) pipeline will contain 46 New Molecular Entities of Roche's and 14 compounds from Chugai's portfolio in clinical development. The pro forma R&D budget of Chugai represents approximately 20% of its net sales, which is amongst the highest level of Japanese pharmaceutical companies. Chugai's innovation power will be further strengthened by combining Roche's successful Japanese research unit in Kamakura with Chugai's innovative research organization in Japan, USA and Asia-Pacific.

Based on the combined expertise in antibodies, small molecule research and Vitamin-D derivatives, Chugai's R&D will focus on oncology, bone, renal and cardiovascular diseases, with a number of compounds suited for global development and marketing. This research focus mirrors both Roche's long-standing commitment to innovation and its therapeutic focus; the transaction enhances the pipeline of the Roche Group whose global investment in R&D will surpass Swiss Francs 4 billion (ca. 300 billion Yen) after the merger.

- This combination will enable Roche and Chugai to better capitalize on the newly emerging opportunities worldwide in genomic research, proteomics and life science technologies. By joining forces, the two companies will cooperate to establish a world-leading capability in the development and manufacturing of high-molecular weight biotech products such as antibodies.
- Chugai has a strong presence in the OTC market and Roche has important brands which are of interest to Japanese consumers. This combination will provide a good foundation for future OTC growth.

Globally, based on 2000 figures[2], the combined businesses will add up to pro forma sales of CHF 20.5 billion for Roche's global pharmaceutical (Prescription and OTC) division and CHF 30.4 billion for the Roche Group in total. Roche will rank among the world's top 10 pharmaceutical companies. Including synergies but excluding one-time effects it is expected that Roche's gross cash flow (EBITDA) will increase by CHF 500 to 600 million. Anticipated revenue synergies and cost savings will make the transaction accretive in the second full year and beyond.

Innovative transaction structure

Immediately prior to implementing the alliance, Chugai will spin-off its 100% shareholding in Gen-Probe, its California based DNA probe diagnostics and blood screening subsidiary, which competes with certain diagnostics businesses of Roche. As a result Chugai shareholders will directly own shares in Gen-Probe, which will be listed on the American Stock Exchange and managed by its current executive team.

After the spin-off, Roche will launch a tender offer for approx. 10 % (30 mio shares) of Chugai's then outstanding shares at a price of Yen 2,136. This purchase will be followed by the merger of Chugai and Nippon Roche, which together with an additional subscription by Roche of Chugai shares at an issue price of Yen 1,780 per share, will result in Roche owning 50.1% of Chugai's issued share capital. In the event that any of Chugai's convertible bonds remain outstanding, Roche will acquire newly issued convertible bonds similar to those of Chugai (outstanding at that time),

---

[2] Year 2000 exchange rate.

the share subscription will be reduced by the value of such convertible bonds. The effective merger ratio for the Chugai/Nippon Roche merger has been set at 61:39. The total costs of Roche's investment will be approximately 155 to 198 billion Yen (CHF 2 – 2.6 billion), depending on the outcome of the tender offer.

The transaction is subject to the approval of special resolutions by Chugai shareholders at the Annual General Meeting scheduled for the end of June 2002, in addition to the approval of the Japanese FTC, and other authorities, prior to Closing anticipated to be in the fourth quarter of 2002 Chugai's Board of Directors has resolved to recommend the transaction to shareholders, supported by a fairness opinion from Chugai's financial advisers.

The terms of the transaction value Chugai's Prescription and OTC business (excluding Gen-Probe) at Yen 1,780 per Chugai share. Based on an appraised value of Gen-Probe of 80 billion Yen, Chugai shareholders who accept the tender offer in respect of approx. 10% of their shareholding will hold shares and cash with a value of Yen 2,015 per share after implementation, representing a premium of ca. 16% over the average closing price of Chugai shares for the last three months or a premium of ca. 12% based on the past six months.

Enhanced local presence for Roche in the attractive Japanese pharmaceuticals market

"This unprecedented transaction significantly strengthens our position as it enables Roche to become a leader in the second largest pharmaceutical market worldwide and adds global access to Chugai's solid R&D pipeline. Chugai and its management share the same values as we do at Roche," said Franz B. Humer, chairman and CEO of Roche." I am delighted to welcome Chugai and all of its people into this alliance. The way this transaction is structured is innovative and creates a new business model for growth and shareholder value. The two highly professional teams and the product portfolios of both companies complement each other ideally. Chugai will have a unique portfolio with leading products in key therapeutic areas like blood disorders, bone metabolism, cardiovascular diseases, virology, and oncology."

In speaking about Roche's experience in partnering with other companies, Franz B. Humer. commented, " Roche has always recognized the value enhancing opportunity when two organizations can create a partnership that capitalizes on the best of both worlds. Our track record with transactions such as Genentech have proven that. We continue to be focused on delivering long-term shareholder value and this transaction fits that goal. This is not only a strategically important move, but also a financially attractive, accretive deal for Roche shareholders."

Great opportunity for Chugai

Osamu Nagayama, Chugai's President and CEO, said: "This alliance with Roche gives new impetus to the long-term future and success of Chugai. I am very excited about the great opportunities that have opened up for Chugai and its people as a result of today's agreement. The combination of Chugai's and Nippon Roche's skilled employees together with the current product portfolio and pipelines, which are complementary and particularly focused on the growth segments of the Japanese markets, will enable us to create a very solid franchise in the Japanese market over the coming years. Furthermore through this alliance Chugai becomes the first Japanese pharmaceutical company to have access to all world markets – with the choice to either go directly or in partnership with one of the world's leading healthcare companies. We strongly believe that this alliance will be in the best interests of our shareholders, our customers, and our employees."

Osamu Nagayama added: " I am confident that the decision to launch Gen-Probe as an independent US listed company, that will be owned initially by Chugai's shareholders, is consistent with our longer-term vision and will provide the best possible environment for this resourceful and energetic company to achieve success for its shareholders, customers and employees."

New Chugai brings together best of both worlds

Wataru Ogawa, president and CEO of Nippon Roche, said: "Bringing together the fine heritage of both companies, within a new enterprise which is a member of the Roche group is an exciting opportunity for us all. New Chugai will start with talented people and complementary products from both companies. Through the highly professional combined marketing and sales organization we will be able to fully exploit the high potential of our existing products and in particular the recently launched Roche medicines Cellcept, Tamiflu, Herceptin and Rituxan/MabThera."

About Chugai

Chugai is a research based pharmaceutical company with particular strengths in biotechnology products and in the therapeutic fields of renal, cancer, bone and cardiovascular diseases. With pharmaceutical sales of 188 billion Yen in 2000, Chugai is the 10th largest pharmaceutical company in Japan, spending more than 43 billion Yen on research and development with a particular focus on therapeutic antibodies and vitamin D derivatives. Chugai has invested in research and development capabilities in the US and in Europe and has established sales and marketing operations in France, Germany and the UK. The Chugai group has a total of 5000 employees including 630 at Gen-Probe.

About Roche

Roche, headquartered in Basel, Switzerland, is one of the world's leading research oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. It has annual sales of CHF 27,543 billion in total and pharmaceutical sales of CHF 17,686 billion. Roche has approximately 63,500 employees and sells its products in over 170 countries. Research at Roche focuses on significant unmet medical needs in the management of diseases of the central nervous system and genitourinary tract, metabolic disorders, inflammation, bone diseases, cancer, vascular diseases and virology.

About Nippon Roche

Nippon Roche, Roche's 100% owned subsidiary established in Japan in 1932, had sales of 65 billion Yen (CHF 970 million) in 2000 and is ranked 32 by pharmaceutical sales in Japan. It has a broad range of products in the Japanese market with strengths in the fields of oncology, bacterial infection, and virology. Manufacturing facilities are located at Kamakura where pharmaceutical research is also undertaken for the Roche group. Nippon Roche has 1630 employees in Japan.

Information to media

A media conference will be held at 16.30 PM (Japan time) at the Imperial Hotel in Tokyo.

A media conference will be held at 10:30 AM (CET) at Roche Headquarters in Basel, Switzerland. The presentations of the Media Conference will be available at http://www.roche.com from 10.30 AM CET. The Media Conference will be webcast on the Internet in English and German starting at 10:30 AM CET.

Note: Any offer described herein is not being made in or into the United States or to US persons, either directly or indirectly.

pendix

Convertible bonds, Gen-Probe spin-off and shareholder taxation

Convertible bonds

Chugai intends to exercise the call provisions of its Series # 5 convertible bonds for redemption on June 28, 2002. Holders of Chugai's series # 6 convertible bonds will be eligible to participate in the Gen-Probe spin-off and the tender offer if they have exercised their conversion rights prior to a date designated after the June 2002 Annual General Meeting. In the event that any of Chugai's series # 6 convertible bonds remain outstanding, Roche will acquire the same value of similar convertible bonds instead of Chugai shares. Chugai will agree with the trustee appropriate adjustments to the conversion terms of any series # 6 convertible bonds that remain outstanding after the transaction.

Gen-Probe spin-off, corporate and withholding taxes

The Gen-Probe spin-off will be implemented by a capital reduction and distribution of Gen-P shares to Chugai shareholders, requiring the payment of corporate taxes and withholding ta Japan estimated at approximately 37 billion Yen on the basis of an appraised fair market v Gen-Probe of approximately 80 billion Yen. Chugai shareholders will receive US $ deno Gen-Probe shares with an appraised fair market value of approximately Yen 260 (US$ exchange rate of Yen 120 per US$]) per Chugai share on a fully diluted basis.

Shareholder Taxation

Chugai shareholders are advised to seek professional advice to determine their on advice received by Chugai the following is a summary of the tax conseque non-Japanese tax payers. Please note that the numbers below are the best esti and may be changed as of the date of the capital reduction.

Japanese tax paying shareholders of Chugai will be assessed for tax on th dividend of Yen 204 per Chugai share on a fully diluted basis (based up appraised fair market value of the distributed Gen-Probe shares of app cash distribution of Yen 40 per share on a fully diluted basis attribut Chugai's retained earnings). The withholding tax payment at the ra

Appendix

Convertible bonds, Gen-Probe spin-off and shareholder taxation

Convertible bonds

Chugai intends to exercise the call provisions of its Series # 5 convertible bonds for redemption on June 28, 2002. Holders of Chugai's series # 6 convertible bonds will be eligible to participate in the Gen-Probe spin-off and the tender offer if they have exercised their conversion rights prior to a date designated after the June 2002 Annual General Meeting. In the event that any of Chugai's series # 6 convertible bonds remain outstanding, Roche will acquire the same value of similar convertible bonds instead of Chugai shares. Chugai will agree with the trustee appropriate adjustments to the conversion terms of any series # 6 convertible bonds that remain outstanding after the transaction.

Gen-Probe spin-off, corporate and withholding taxes

The Gen-Probe spin-off will be implemented by a capital reduction and distribution of Gen-Probe shares to Chugai shareholders, requiring the payment of corporate taxes and withholding taxes in Japan estimated at approximately 37 billion Yen on the basis of an appraised fair market value of Gen-Probe of approximately 80 billion Yen. Chugai shareholders will receive US $ denominated Gen-Probe shares with an appraised fair market value of approximately Yen 260 (US$ 2.16 at an exchange rate of Yen 120 per US$]) per Chugai share on a fully diluted basis.

Shareholder Taxation

Chugai shareholders are advised to seek professional advice to determine their tax positions. Based on advice received by Chugai the following is a summary of the tax consequences for Japanese and non-Japanese tax payers. Please note that the numbers below are the best estimates as of this date and may be changed as of the date of the capital reduction.

Japanese tax paying shareholders of Chugai will be assessed for tax on the basis of a deemed dividend of Yen 204 per Chugai share on a fully diluted basis (based upon the amount of the appraised fair market value of the distributed Gen-Probe shares of approximately Yen 260 and the cash distribution of Yen 40 per share on a fully diluted basis attributable to the reduction in Chugai's retained earnings). The withholding tax payment at the rate of 20% will be equivalent to

Yen 40 per Chugai share on a fully diluted basis. The book value of Chugai shareholders' shares of Chugai will be reduced by 50% which will give rise to a taxable gain or loss depending on each shareholder's original book cost of Chugai shares compared with the appraised fair market value.

In respect of Chugai shareholders who are registered as non-resident in Japan for tax purposes, withholding tax may be withheld by Chugai at lower percentages of the deemed dividend, as determined by the relevant tax treaty (e.g. 15% in the case of the United States). Chugai will request a ruling from the Internal Revenue service of the United States for the distribution of Gen-Probe shares to be treated as a tax free transaction for US tax payers under section 355 of the US Tax Code.

Advisors

JPMorgan acted as financial advisor to Chugai and Goldman Sachs was financial advisor to Roche.

In pursuit of its international interests and ambitions Chugai has attracted a group of leading international industrialists and professionals to serve as members of its International Advisory. Current members of Chugai's International Advisory Board are Ambassador Paul Bremer, Prof. Victor Halberstadt, Dr. Gerald Laubach, Judge Abraham Sofaer and Prof. Dieter Spethmann. These advisors have helped Chugai address the issues that have threatened to exclude Japanese pharmaceutical companies from playing a leading role in the world pharmaceutical markets. The advisors fully support the unique structure of Chugai's alliance with Roche.

02 JUL -8 AM 10: 2?

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Chugai Distribution Co., Ltd. Obtains "ISO9001:2000" Quality Management System Certification

Tokyo—December 28, 2001—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that on December 17, 2001, Japan Chemical Quality Assurance Ltd. (JCQA) has certified that its 100% owned subsidiary, Chugai Distribution Co., Ltd. (Kazo City, Saitama Prefecture / President: Kunisuke Kida) conforms to the quality management system's international standard "ISO9001:2000." JCQA is an institution that assesses and certifies the quality management systems.

Chugai Distribution Co., Ltd. provides distribution services for pharmaceuticals, pharmaceuticals related products and promotion tools for Chugai products.
By introducing the customer-oriented "ISO9001:2000" to its management system, Chugai Distribution aims to clarify measures for achieving the planned quality level, and to create a structure so that the company's system can be evaluated with objectivity, while further strengthening the system for guaranteeing the quality that corresponds to the international standards.

Obtaining "ISO 9000 series" independently by a subsidiary is the first experience for Chugai Group, although it already has three plants certified, namely, Fujieda plant (Fujieda City, Shizuoka Prefecture), Matsunaga plant (Fukuyama City, Hiroshima Prefecture) and Kagamiishi plant (Kagamiishi Machi, Iwase Gun, Fukushima Prefecture). Chugai Group's basic principle is to "develop and supply products and services of high quality superior in effectiveness and safety, for medical care and well-being of the people." Chugai Group will actively seek to acquire certification for other plants and subsidiaries.

For more information, please contact:
+81-(0)3-3273-0881, Public Relations Office,
pr@chugai-pharm.co.jp

Acquisition of ISO9000 certification by Chugai Plants

Name	Location	Date of certification
Fujieda Plant	Fujieda City, Shizuoka Prefecture	June 2000
Matsunaga Plant	Fukuyama City, Hiroshima Prefecture	February 2001
Kagamiishi Plant	Kagamiishi Machi, Iwase Gun, Fukushima Prefecture	October 2001
Chugai Distribution Co., Ltd.	Kazo City, Saitama Prefecture	December 2001

02 JUL -8 AM 10:27

Attachment 43

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Eiko Kasei Co., Ltd. Obtains "ISO9001" Quality Management System Certification

Tokyo—January 21, 2002—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that on December 20, 2001, JIC Quality Assurance Ltd.(JICQA) has certified that its consolidated subsidiary, Eiko Kasei Co., Ltd. (Yabuki-Machi, Nishishirakawa Gun, Fukushima Prefecture / President: Yasuo Tanabe / Production and sales of agrochemicals and insecticides) conforms to the quality management system's international standard "ISO9001," for the manufacture of *Varsan* home-use insecticide, at its Touhoku Plant. JICQA is an institution that assesses and certifies the quality management systems.

Eiko Kasei manufactures Chugai's home-use insecticide fumigator, *Varsan*. By introducing the customer-oriented "ISO9001" to its management system, Eiko Kasei aims to clarify measures for achieving the planned quality level, and to create a structure so that the company's system can be evaluated with objectivity, while further strengthening the system for guaranteeing the quality that corresponds to the international standards.

Chugai Group now has three plants and one subsidiary certified for "ISO9000 series," namely, Fujieda plant (Fujieda City, Shizuoka Prefecture), Matsunaga plant (Fukuyama City, Hiroshima Prefecture), Kagamiishi plant (Kagamiishi Machi, Iwase Gun, Fukushima Prefecture), and Chugai Distribution Co., Ltd(Kazo City, Saitama Prefecture). Chugai Group's basic principle is to "develop and supply products and services of high quality superior in effectiveness and safety, for medical care and well-being of the people." Chugai Group will actively seek to acquire certification for other plants and subsidiaries.

For more information, please contact:

+81-(0)3-3273-0881, Public Relations Office,
pr@chugai-pharm.co.jp

Acquisition of ISO9000 certification by Chugai Group

Name	Location	Date of certification
Fujieda Plant	Fujieda City, Shizuoka Prefecture	June 2000
Matsunaga Plant	Fukuyama City, Hiroshima Prefecture	February 2001
Kagamiishi Plant	Kagamiishi Machi, Iwase Gun, Fukushima Prefecture	October 2001
Chugai Distribution Co., Ltd.	Kazo City, Saitama Prefecture	December 2001
Eiko Kasei Co., Ltd.	Yabuki-Machi, Nishishirakawa Gun, Fukushima Prefecture	December 2001

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

A New Section will be Created on Chugai Website for Information on Chugai-Roche Alliance

Tokyo—January 29, 2002—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that a new section will be created on Chugai Website for providing information on merger with Nippon Roche(Headquarter: Tokyo, President & CEO: Wataru Ogawa), starting January 30.

Chugai has announced in December 10, 2001, that it will enter an alliance with F. Hoffman-La Roche (Headquarter: Basel, Switzerland, Chairman & CEO: Dr. Franz B. Humer), by mainly merging its prescription pharmaceutical business with Nippon Roche, in Japan.

As we carry out the preparatory process towards the creation of New Chugai, targeting the fourth quarter of 2002, Chugai has decided to create a new section in its Website to facilitate the access to the information by the interested parties such as investors. This section will contain all the information disclosed so far, and Chugai plans to utilize this website to continuously provide information such as the materials agreed upon in the Joint Integration Committee by the two companies, and other materials to be disclosed in the IR meetings in the future, in a timely manner.

Chugai Website http://www.chugai-pharm.co.jp

For more information, please contact:

+81-(0)3-3273-0881, Public Relations Office,

pr@chugai-pharm.co.jp

02 JUL -9 AM 10: 27

Attachment 44

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

A New Section will be Created on Chugai Website for Information on Chugai-Roche Alliance

Tokyo—January 28, 2002—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that a new section will be created on Chugai Website for providing information on merger with Nippon Roche(Headquarter: Tokyo, President & CEO: Wataru Ogawa), starting January 30.

Chugai has announced in December 10, 2001, that it will enter an alliance with F. Hoffman-La Roche (Headquarter: Basel, Switzerland, Chairman & CEO: Dr. Franz B. Humer), by mainly merging its prescription pharmaceutical business with Nippon Roche, in Japan.

As we carry out the preparatory process towards the creation of New Chugai, targeting the fourth quarter of 2002, Chugai has decided to create a new section in its Website to facilitate the access to the information by the interested parties such as investors. This section will contain all the information disclosed so far, and Chugai plans to utilize this website to continuously provide information such as the materials agreed upon in the Joint Integration Committee by the two companies, and other materials to be disclosed in the IR meetings in the future, in a timely manner.

Chugai Website http://www.chugai-pharm.co.jp

For more information, please contact:

+81-(0)3-3273-0881, Public Relations Office,

pr@chugai-pharm.co.jp

02 JUL -3 AM 10:38

Attachment 45

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Chugai Pharmaceutical to Re-initiate Clinical Trials of GM-611, An Investigational Agent for Gastrointestinal Motility

San Diego, CA and Tokyo, Japan—January 31, 2002— Chugai Pharmaceutical Co., Ltd., and its wholly owned subsidiary Chugai Biopharmaceuticals, Inc., today announced that the FDA has concluded that clinical trials may be re-initiated under the US Investigational New Drug Application for the Company's investigational agent GM-611.

GM-611 is an agonist of motilin, a peptide hormone that plays a role in the contractile movement of the gastrointestinal tract. The compound is an erythromycin A derivative that is being studied to assess its effect on the recovery of gastrointestinal motility.

Phase II clinical trials with GM-611 were ongoing when the Company noted possible serious adverse events in long-term carcinogenicity studies in rats. This information was reported to the FDA in April of 2001 and clinical trials were suspended shortly thereafter. In November, a complete response, including the final carcinogenicity study reports in rats and mice, were submitted to the FDA. On January 25th, the FDA informed the Company that it may resume clinical trials with the investigational agent GM-611.

"We are very pleased with the decision made by the FDA," said Walter Singleton, MD, Senior Vice President of New Drug Development for Chugai Biopharmaceuticals, Inc. "GM-611 is an important component of the company's overall commercial strategy, especially for the US. There is currently a medical need for therapeutics that can restore gastrointestinal function safely and efficaciously."

GM-611 clinical trials in the US are expected to begin by mid-year. Chugai Pharmaceutical Co., Ltd. is currently drafting protocols to begin phase II trials in Japan, and will shortly be discussing these plans with the MHLW, Japan's pharmaceutical regulatory agency.

About Chugai Pharmaceutical Co., Ltd. (Chugai)

Chugai is a research based pharmaceutical company with core strengths in biotechnology products and in the therapeutic fields of renal, cancer, bone and cardiovascular diseases. With pharmaceutical sales of $1.41billion in 2000, Chugai is the 10th largest pharmaceutical company in Japan, spending more than $323 million on research and development with a particular focus on therapeutic antibodies and vitamin D derivatives. Chugai has invested in research and development capabilities in the US and in Europe and has established sales and marketing operations in France, Germany and the UK. The Chugai group has a total of 5,000 employees worldwide. Chugai Pharmaceutical Co., Ltd. is located in Tokyo, Japan.

About Chugai Biopharmaceuticals, Inc. (CBI)

CBI began as the therapeutics division of Gen-Probe Incorporated and was spun out into an independently operated, wholly owned subsidiary of Chugai Pharmaceutical Co., Ltd. in 1995. CBI is Chugai's therapeutic presence in North America and, in addition to conducting discovery research in cardiology and oncology, will undertake clinical development and commercialization of pharmaceutical products that are either transferred from Japan or are initiated through CBI's internal discovery programs and in-licensing activities. CBI is located in San Diego, CA.

For more information, please contact:
+81-(0)3-3273-0881, Public Relations Office,
pr@chugai-pharm.co.jp

Attachment 46

GEN-PROBE

Contacts:

Amy Sullivan
Vice President/General Manager
Noonan Russo Communications, Inc.
(415) 677 4455 x207

Kathy Sweeny
Account Supervisor
Mentus
(858) 455 5500 x140

Rita Mattivi
Assistant to the President
Gen-Probe Incorporated
(858) 410 8903

GEN-PROBE RECEIVES FDA BIOLOGICS LICENSE APPROVAL IN UNITED STATES FOR NUCLEIC ACID BLOOD SCREENING TEST FOR HIV-1 AND HCV

First Amplified Nucleic Acid Test for Blood Screening Approved in the U.S.

San Diego, Calif., February 28, 2002 – Gen-Probe Incorporated today announced that the U.S. FDA has approved its Biologics License Application (BLA) for its amplified nucleic acid test (NAT) to be used by blood banks to simultaneously detect human immunodeficiency virus type 1 (HIV-1) and hepatitis C virus (HCV). The combination HIV-1/HCV test system, developed and manufactured by Gen-Probe, will be marketed worldwide by Chiron Corporation as the Procleix™ HIV-1/HCV Assay and the Procleix Semi-Automated System. Gen-Probe has also received 510(k) clearance for the Procleix Semi-Automated Instrument System and the HIV-1/HCV External Quality Controls Kit.

The assay has been used by the American Red Cross, America's Blood Centers affiliates, the Association of Independent Blood Centers and the United States military to screen blood donations under Investigational New Drug (IND) protocols since March, 1999. During this period over 24 million donations were screened with 95 donations being identified as positive for either HIV or HCV. The use of the Gen-Probe nucleic acid test prevented these blood units and derived products from entering the blood supply.

"Approval of our new state-of-the-art assay system represents a significant milestone for Gen-Probe, blood screening laboratories and recipients of donated blood products," said Henry L. Nordhoff, president and CEO of Gen-Probe.

Dr. Claude Lenfant, Director of the National Heart, Lung and Blood Institute (NHLBI) at the National Institutes of Health (NIH) said, "We believe Gen-Probe's combination assay is a significant enhancement to the safety of the blood supply. Approval of the assay is a realization of the vision of NHLBI in facilitating the development of new technologies in further enhancing the safety of the U.S. blood supply, which is already very safe due to stringent regulation and controls."

-more-

The assay utilizes a family of technologies developed by Gen-Probe, including a unique nucleic acid amplification technique called Transcription-Mediated Amplification (TMA). Researchers have demonstrated that TMA technology, by efficiently amplifying the genetic contents of each specific virus, allows significantly earlier detection of the infection than current tests, which rely on antibody or viral protein detection. Antibody-based tests detect infection later than NAT because of the delay in the body's formation of detectable antibodies after exposure to infectious organisms, that can be as long as 22 days for HIV and up to 80 days or more for HCV according to *The New England Journal of Medicine* (1996; 334 [26]). Subsequent clinical data demonstrate that NAT reduces this detection time, or the "window period," by about 50 percent for HIV and by 70 percent or more for HCV.

About Gen-Probe Incorporated
Gen-Probe Incorporated, based in San Diego, California, is a recognized world leader in the development and commercialization of diagnostic products based on innovative genetic probe technologies. Gen-Probe began development of the HIV-1/HCV Assay in 1996 upon the award of a contract from the National Heart, Lung and Blood Institute of the NIH. In 1998, the Company signed an agreement with Chiron Corporation to collaborate on NAT systems for blood screening. Gen-Probe has received over 40 FDA clearances for nucleic acid probe tests to detect a wide range of microorganisms, including those causing sexually transmitted diseases, tuberculosis, strep throat, pneumonia and fungal infections. In May, 2001, the FDA cleared Gen-Probe's APTIMA Combo 2 Assay, a second generation nucleic acid amplification test for detection of rRNA from *Chlamydia trachomatis* and *Neisseria gonorrhoeae* using a single specimen and test. Recently the company's parent, Chugai Pharmaceutical Co., Ltd., announced plans for a spin-off of Gen-Probe prior to implementing its alliance with F. Hoffmann-La Roche Ltd., which is anticipated to occur in the second half of this year.

APTIMA is a trademark of Gen-Probe Incorporated.
Procleix is a trademark of Chiron Corporation.

###

Attachment 47

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Ukima Plant Obtains "ISO9001" Quality Management System Certification

Tokyo—March 8, 2002—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that on February 18, 2002, Japan Chemical Quality Assurance Ltd. (JCQA) has certified that its Ukima Plant (Kita-ku, Tokyo / Director: Yoshiaki Sakoda) conforms to the quality management system's international standard "ISO9001:2000," for manufacturing pharmaceuticals. JCQA is an institution that assesses and certifies the quality management systems.

Ukima plant mainly manufactures therapeutic drugs, including bulk pharmaceutical chemicals for our two leading products, Epogin®, the recombinant human erythropoietin, and Neutrogin®, the recombinant human granulocyte-colony stimulating factor (rG-CSF).

In addition to conforming to the GMP standards, by introducing the customer-oriented "ISO9001:2000," Ukima plant aims to clarify measures for achieving the planned quality level, and to create a structure so that the plant's system can be evaluated with objectivity, while further strengthening the system for guaranteeing the quality that corresponds to the international standards.

Ukima plant has been certified for the environmental management system "ISO14001" in February, 2000, and by this certification of "ISO9001:2000," it will carry out operations based on both certifications, with a closer conformity to the global standards.

Now Chugai has five certified sites for "ISO9000 series," namely, Fujieda plant (Fujieda City, Shizuoka Prefecture), Matsunaga plant / Hiroshima Chugai Pharmaceutical Co., Ltd.(Fukuyama City, Hiroshima Prefecture), Kagamiishi Plant / Tohoku Chugai Pharmaceutical Co., Ltd.(Kagamiishi Machi, Iwase Gun, Fukushima Prefecture), Chugai Distribution Co., Ltd.(Kazo City, Saitama Prefecture), Eiko Kasei Co., Ltd. (Yabuki-Machi, Nishishirakawa Gun, Fukushima Prefecture). Chugai Group's basic principle is to "develop and supply products and services of high quality superior in effectiveness and safety, for medical care and well-being of the people." Chugai Group will actively seek to acquire certification for other plants and subsidiaries.

For more information, please contact:
+81-(0)3-3273-0881, Public Relations Office,
pr@chugai-pharm.co.jp

Acquisition of ISO9000 certification

Name	Location	Date of certification
Fujieda Plant	Fujieda City, Shizuoka Prefecture	June 2000
Matsunaga Plant	Fukuyama City, Hiroshima Prefecture	February 2001
Kagamiishi Plant	Kagamiishi Machi, Iwase Gun, Fukushima Prefecture	October 2001
Chugai Distribution Co., Ltd.	Kazo City, Saitama Prefecture	December 2001
Eiko Kasei Co., Ltd., Tohoku Plant	Yabuki-Machi, Nishishirakawa Gun, Fukushima Prefecture	December 2001
Ukima Plant	Kita-ku, Tokyo	February 2002

02 JUL -8 AM 10: 38

Attachment 48

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Donation of the Specially-Equipped Paratransit Vehicle for Welfare Service

Tokyo—March 14, 2002—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that it will donate specially-equipped paratransit vehicles to five institutions listed in the attached list. Every year since its 60th anniversary in 1985, as part of the continuing 60th commemorative project, Chugai has donated the vehicle to the institutions and facilities that provide social services to the elders, nationwide, under the guidance of the Central Community Chest of Japan and the National Council of Social Welfare. This year is the eighteenth year of the project, and by this donation, total of 96 specially-equipped paratransit vehicles will be donated, reaching every single prefecture in Japan.

In response to the aging society, the need for the in-house welfare service has been strongly emphasized, and a variety of services has been provided by the effort of numerous institutions, groups and facilities. However, in order to effectively manage various in-house welfare services, the establishment of a solid paratransit service between the homes and the facilities has been a necessity which needs to be solved.

The vehicles that Chugai is donating are van type vehicles with a capacity to seat three passengers in front (including the driver), and a lift provides an easy access to the vehicle for people on the wheel chair. There are two other fixed seats and one chair which can be folded up, which provides the capacity to carry eight passengers. (When the chair is not folded up, it can only carry two wheelchairs.)

Toyota's automatic "Highace Super Long Commuter" is used for these vehicles and are remodeled for welfare use, placing special importance on safety and function, by Develo Co., Ltd. (headquarter: Mito City), a leading company in this field. Develo Co., Ltd. makes vehicles for special use such as vehicles with bathing facility, makes vehicles specially designed for transportation, provides training for bathing service, and others.

For more information, please contact:

General Affairs Office
Tel:+81-(0)3-3273-0809
Fax:+81-(0)3-3281-2828
URL:http://www.chugai-pharm.co.jp

A List of Institutions for Year 2002 Donation

Aomori Prefecture	Seifusoh, Special Nursing Home, Koujinkai	Date:March 18, 2002 Time:2:00 PM- Place:below
	63-23 Yakushido, Kominato-Aza, Oaza, Hiranai-machi, Higashitsugaru-gun, Aomori, 039-3321 Tel: +81-(0)17-755-5531	
Ibaraki Prefecture	Council of Social Welfare Toride City	Date:March 28, 2002 Time:10:00 AM- Place:below
	5139 Terada, Toride City, Ibaraki, 302-8585 Tel: +81-(0)297-72-0603	
Tochigi Prefecture	Town of Tanuma Council of Social Welfare Corporation	Date:March 27, 2002 Time:1:00 PM- Place:below
	1-1 Tonara, Tanuma-machi, Aso-gun, Tochigi, 327-0323 Tel:+81-(0)283-61-1139	
Ishikawa Prefecture	Daimonen Day Service Center, Tedori-kai	Date:March 15, 2002 Time:3:00 PM- Place:below
	123 Ro, Sara, Yoshinodani-mura-aza, Ishikawa-gun, Ishikawa, 920-2322 Te:+81-(0)7619-5-5221	
Shimane Prefecture	Honobono-kai	Date:March 14, 2002 Time:2:30 PM- Place:below
	1031-1, Kamiokada-cho, Hirata-shi, Shimane, 691-0064 Tel:+81(0)853-62-3133	

Chugai Pharmaceutical Co., Ltd.

President & CEO: Osamu Nagayama
Capital: 23.9 billion yen (as of end of March, 2001)
Total Sales: 181.2 billion yen (as of end of March, 2001)
Employees: 3,554 (as of end of March, 2001)

Attachment 49

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Nippon Roche and Chugai Pharmaceutical sign Co-promotion agreement of anti-emetic Kytril®

Tokyo—April 5, 2002—Chugai Pharmaceutical Co., Ltd. (Chugai) announced today that Nippon Roche K.K., (President: Wataru Ogawa) and Chugai, both of Tokyo Japan, have signed an agreement to start co-promotion activities of the anti-emetic pharmaceutical, Kytril® (granisetron hydrochloride) in Japan. Kytril® is a 5-HT_3 receptor antagonist, providing relief to cancer patients suffering from the severe and debilitating nausea and vomiting associated with chemotherapy.

Based on the agreement, Chugai will commence co-promotion activities of Kytril® from the first of June. Nippon Roche has been the sole supplier in Japan for this product since 2001.

The present agreement is limited to promotion activities only. This means that the sales transactions for this product will continue to be registered by Nippon Roche and Chugai will receive a co-promotion fee.

Hoffmann-La Roche Ltd., headquartered in Basel Switzerland, obtained worldwide marketing rights for Kytril® from GlaxoSmithKline in 2000. Kytril® is presently marketed in 63 countries worldwide. In Japan, Nippon Roche has been the sole distributor of Kytril® since 2001.

Kytril® is used widely to improve patients' conditions from severe and debilitating nausea and vomiting associated with chemotherapy so that the chemotherapy program may continue and also improve the patients' Quality of Life.

For more information, please contact:

+81-(0)3-3273-0881, Public Relations Office,
pr@chugai-pharm.co.jp

02 JUL -3 AM 10: 08

Attachment 50

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Establishment of a Joint Venture in Singapore

Tokyo—May 22, 2002—Chugai Pharmaceutical Co., Ltd. (headquarters: Chuo-ku, Tokyo, president: Osamu Nagayama) (Chugai) announced today that it has entered into an agreement to establish a joint venture company, PharmaLogicals Research Pte. Ltd. with Biostar Research Pte. Ltd. (headquarters: Singapore, president: Ryuta Nomura) (Biostar) which is a 100% subsidiary company of Mitsui & Co., Ltd. (headquarters: Chiyoda-ku, Tokyo, president: Shinjiro Shimizu) (Mitsui) and the Central Institute for Experimental Animals (headquarters: Kawasaki, Kanagawa prefecture, director: Tatsuji Nomura) (CIEA). The three companies have agreed to establish a post-genomic research base in Asia to contribute to the health issues (healthcare) of the Asian people in line with the policy of the Singapore government to improve the healthcare of its people.

Since the 1980s, when Chugai began research into drugs that target specific genes, the company has equipped itself with an array of advanced genetic engineering techniques. As a result, it was the first Japanese company to succeed in developing epochal biopharmaceuticals as Epogin® (epoetin beta), an agent for the treatment of anemia associated with chronic renal failure, and Neutrogin® (lenograstim)-marked as Granocyte® outside Japan- an agent for the treatment of neutropenia associated with chemotherapy. Chugai is known as one of the most successful biotechnological companies in Japan from those two products.
Chugai is also one of the world leaders in antibody engineering, utilizing genetic engineering to create recombinant antibodies and alter their functions. Through its planned affiliation with Roche that has the most successful biotechnology company called Genentech, Chugai will make further advances in the field of genomic drug discovery and the development and production for biological products like therapeutic antibodies, and will become ever more preeminent in this field.

Chugai, concentrating on drug discovery technology, will collaborate in new post-genomic research with Mitsui, which has expertise in genomic analysis and diagnostics, and CIEA, which has a superior know-how in assay systems using laboratory animals. This alliance is intended to contribute to the policy of the Singapore government to promote the

biotechnology industry, and to assure a base for pharmacogenomic research in Asia. Singapore is one of the most advanced countries in Asia in focusing on the biotechnology industry and advancing genomic research in an environment of strict management of the people's health information. Therefore, Chugai has decided that Singapore is ideal as a post-genomic research base.

Mitsui is involved in genomic analysis and diagnostics business for Asian people in Singapore and last year established the genomic research company AGENICA as a joint venture on an equal investment basis with the Singapore National Cancer Center. This research has resulted in the discovery of several useful genes. Mitsui has also set up a local subsidiary, Biostar, through which it is establishing a network of the industrial, government and academic sectors and infrastructure in the fields of genetic engineering and molecular biology. With the biotechnology industries of Singapore and Japan in its core, Mitsui is now realizing the concept of "Asian genomics" through affiliations with other Asian countries aimed at new biotechnological diagnosis of disease.

CIEA has been developing systems of disease analysis to contribute to medical research and bioscience research since its establishment in 1952. It has established systems for the development and production of high quality laboratory animals and an international monitoring center to assure quality standards of laboratory animals. It has also established animal models of human disease applying highly advanced technology such as genetic engineering as well as new *in vivo* evaluation systems using these animal models. It is noteworthy that CIEA has recently succeeded in developing a highly immunodeficient mouse based on its accumulated expertise and know-how through 30 years' experience in research on transplantation of human tumors into mice. This mouse should make it possible to transplant human cancers that have been difficult to transplant into conventional immune deficient animals. This will lead to advances in cancer research and the creation of a disease model analysis and evaluation system, which should contribute greatly to diagnosis and new drug development.

Even with completion of analysis of the human genome and the overwhelming increase in genetic information, it has been difficult for pharmaceutical companies to turn genetic information into new drugs though they have invested large amount of money into this field. Chugai has established this joint venture as a means to put into practice its approach to achieve new breakthroughs through disease analysis and gene analysis using animal models.

As implicit in the company name of PharmaLogicals, the optimum strategy for drug development is to link basic research, including not only the physiological, pathological and pharmacological techniques essential to understanding healthcare but also the most advanced molecular biology, with clinical research.

The high value-added research data obtained by this joint venture will be used to expand the new high quality drug discovery research in the post-genomic age in close association with Chugai's other research bases worldwide.

<PharmaLogicals Research Pte. Ltd.>

Company Name: PharmaLogicals Research Pte. Ltd.

Location: Singapore/Glen Eagles Hospital

Capital: Capital Stock S$16M(¥1.12B)(Capital: S$1M(¥70M), Capital surplus
reserve: S$15M(¥1.05B))
*It is a cost company aiming at research and holds three years' fund for operation.

Capital ratio: Chugai48%; Mitsui 48%; CIEA 4%

Business: The purpose of PharmaLogicals Research Pte. Ltd. is to effectively combine the human genome information, the *in vivo* experimental information of model animals and the drug information, leading to the creation of valuable knowledge for new diagnostics and new molecular entity development.

Foundation: May, 2002

Operation: September, 2002

Personnel: Ten people including researchers and administrations up on start-up.

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

Late Phase II Clinical Trial Results of MRA for Rheumatoid Arthritis

Tokyo—May 28, 2002—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that it has completed a late phase II clinical trial in Japan on MRA, a humanized anti-human IL-6 receptor monoclonal antibody for rheumatoid arthritis. This news release outlines the trial results.

MRA was created by Osaka University and Chugai. Clinical development of MRA for rheumatoid arthritis is ongoing in Japan and Europe.

The phase II study was designed as a randomized double-blind placebo-controlled trial. The goal was to assess optimal dosages of MRA. Placebo, 4mg/kg, or 8mg/kg doses of the agent were infused intravenously three times at four weeks intervals. One hundred sixty-four (164) registered patients were entered in the trial. Based on the evaluation standards of the American College of Rheumatology (ACR), the ACR 20% responses of the placebo group, the 4mg/kg group and the 8mg/kg group were 11.3%, 57.4% and 78.2% respectively. On safety, the frequency of adverse events of active drug groups were higher than the placebo group, however, they were well tolerated. Chugai is preparing for phase III clinical trial in Japan and phase II clinical trial is on going in Europe.

Details of the trial results will be disclosed to the American College of Rheumatology meeting scheduled for October this year. Chugai hopes that MRA, a new anti-cytokine therapy, could contribute to improving the treatment of rheumatoid arthritis.

For more information, please contact:

+81-(0)3-3273-0881, Public Relations Office,
pr@chugai-pharm.co.jp

<Reference>

Interleukin-6 (IL-6)

IL-6 was identified as an agent that can induce the differentiation of B cells in immune systems from cells producing antibodies. Later research revealed that IL-6 has diverse physiologic activation properties. They include proliferating and differentiating hematopoietic cells and nerve cells, as well as inflammatory reactions. IL-6 also relates to the pathologies of various immune abnormality and inflammatory diseases, such as rheumatoid arthritis, Castleman's disease, Crohn's disease and multiple myeloma.

MRA (humanized anti-human IL-6 receptor monoclonal antibody)

MRA is a humanized antibody to the human IL-6 receptor, and was created using genome engineering technology. It controls IL-6 molecules by stopping IL-6 from binding with IL-6 receptors. MRA may have application in the treatment of diseases whose pathologies apparently relate closely to IL-6.

ACR 20% response

The ACR 20% response was developed as one of the measures of improvement in the treatment of rheumatoid arthritis by the American College of Rheumatology. An ACR 20% response is defined as a reduction of at least 20% in criteria (1) and (2) listed below, plus an improvement of at least 20% in at least three of the others.

Disease Activity Measure

(1) Tender joint count
(2) Swollen joint count
(3) Patient's assessment of pain
(4) Patient's global assessment of disease
(5) Physician's global assessment of disease activity
(6) Patient's assessment of physical function
(7) Acute-phase reactant value

02 JUL -8 AM 10:58

[DETAILED SUMMARY TRANSLATION] **Attachment 52**

Chugai Pharmaceutical Co., Ltd.

[**Translation**: Please note that the following purports to be an accurate translation from the original 2001 Proxy Statement of Chugai Pharmaceutical Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please be advised that certain expressions for domestic procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

June 8, 2001

To the Shareholders:

NOTICE OF CONVOCATION OF THE 90TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 90th Annual General Meeting of Shareholders of Chugai Pharmaceutical Co., Ltd. The meeting will be held as described below. In the event you are unable to attend the aforesaid meeting, please take necessary procedure to exercise your voting rights upon the following matters to be resolved that can be reviewed in the attached "Reference Material Concerning Exercise of Voting Rights".

Yours very truly,

Osamu Nagayama
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
5-1, Ukima 5-chome, Kita-ku, Tokyo

PARTICULARS

1. **Date and Time of the Meeting:** 10:00 a.m. on June 28, 2001 (Thursday)
2. **Place of the Meeting:** Ukima Plant, Head Office of the Company, 5-1, Ukima 5-chome, Kita-ku, Tokyo
3. **Purpose of the Meeting:**

Matters for Reporting:

The Business Report for the 90th Business Term (April 1, 2000 to March 31, 2001), the Non-Consolidated Balance Sheet as of March 31, 2001 and the Non-Consolidated Income Statement for aforesaid Business Term.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 90th Business Term
Second Item of Business:	Election of Two (2) Directors
Third Item of Business:	Election of Two (2) Corporate Auditors
Fourth Item of Business:	Granting of Retirement Gratuities to Retiring Directors and a Retired Corporate Auditor

- End -

[Translation]

REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTING RIGHTS

1. **Total number of shares held by shareholders who have voting rights:**

249,011,000 shares

2. **Items of Business and Matters for Reference:**

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 90th Business Term

[The proposal for appropriation of retained earnings is as stated in the following inserted translation in this document.]

The Company's basic policy of appropriation of retained earnings is that, while maintaining the policy of paying stable dividends reflecting its business results, the Company strives to reinforce the financial structure and to improve stable distribution of dividends for preparing the business development in the future.

With respect to a dividend for the year-end of this Term under review, it is proposed ¥9.50 per share in order to reward the support of its shareholders. Since the Company paid the interim dividend in the amount of ¥6.50 per share on December 8, 2000, the annual dividends for the Term under review amount to ¥16 per share, an increase of ¥3 per share.

Details of the Proposed Appropriation of Retained Earnings for the 90th Business Term (Inserted) :

Item	Amount (in yen)
Unappropriated retained earnings for the Term	18,538,009,552
We propose that the above retained earnings will be disposed as follows:	
Legal reserves	300,000,000
Dividends (¥9.50 per share)	2,393,984,126
Bonus to officers	63,000,000
(of which the amount to be paid to Corporate Auditors)	(2,000,000)
General reserves:	
Other reserves	10,500,000,000
Retained earnings to be carried forward to the next Term	5,281,025,426

(Note) The Company declared interim dividend totaling ¥1,637,960,857 (¥6.50 per share) on December 8, 2000.

[Translation]

Second Item of Business: Election of Two (2) Directors

Of ten (10) Directors, the term of office of Henry L. Nordhoff will expire at the closing of the Meeting, and two (2) Directors, namely Messrs. Sadao Taguchi and Tsuguo Ogasawara will retire at the closing of the Meeting. Therefore, it is proposed that two (2) Directors be elected.

The candidates therefor are as follow:

Candidate No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies	Number of Shares of the Company Owned
1	Henry L. Nordhoff (Feb. 20, 1942)	Jan. 1970 Joined Pfizer, Inc. Jun. 1986 Vice President of Sterling Drug Inc. Oct. 1988 President & CEO of American Biogenetic Sciences, Inc. Jun. 1992 President & CEO of TargeTech, Inc. Jul. 1994 President & CEO of Gen-Probe Inc. (to present) Jun. 1999 Member of the Board of Directors of the Company (Representation of Other Companies) President & CEO of Gen-Probe Inc. Chairman & President & CEO of Chugai Biopharmaceuticals, Inc. President & CEO of Chugai Pharma U.S.A., Inc.	1,000 shares
2	Abraham E. Cohen (June 24, 1936)	Mar.1957 Joined Merck Sharp & Dohme International Division Feb.1969 Vice President for Europe of Merck Sharp & Dohme International Division Jul.1977 President of Merck Sharp & Dohme International Division May 1982 Senior Vice President of Merck & Company Jan. 1992 Retired from Merck & Company and Merck Sharp & Dohme International Division Jun. 1992 Member of the Board of Directors of Akzo Novel N.V. Nov. 1992 Member of the Board of Directors of Teva Pharmaceutical Industries., Ltd. Feb. 1994 Chairman of the Board of Directors of Neurobiological Technologies, Inc. Jul. 1995 Member of the Board of Directors of Gen-Probe, Inc. Jul. 1995 Member of the Board of Directors of Chugai Biopharmaceuticals, Inc. Apr. 1998 Chairman of the Board of Directors of Chugai Pharma USA, Inc. Mar. 2001 Member of the Board of Directors of Viragen (to present)	0 share

[Translation]

Third Item of Business: **Election of Two (2) Corporate Auditors**

The term of office of Mr. Kenichi Fujinawa, Corporate Auditor, will expire at the closing of the Meeting, and Mr. Reiji Yoneyama resigned as Corporate Auditor on October 9, 2000.

Therefore, it is proposed that two (2) Corporate Auditors be elected.

Mr. Kazunobu Kobayashi is a candidate to be newly elected for Corporate Auditor.

The candidates therefor are as follows:

Candidate No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies	Number of Shares of the Company Owned
1	Kenichi Fujinawa (Feb. 18, 1955)	Mar. 1978 Graduated from the University of Tokyo (LL.B.) Apr. 1980 Registered as lawyer (Dai-ichi Tokyo Bar Association) Jun. 1986 Graduated from the Harvard Law School (LL.M.) Oct. 1988 Partner, Nagashima & Ohno (currently, Nagasihma Ohno & Tsunematsu) Jul. 1996 Member of the Board of Directors of Nihon L'Oréal Co., Ltd. Jun. 1998 Corporate Auditor of the Company (to present)	0 share
2	Kazunobu Kobayashi (Sep. 6, 1938)	Apr. 1962 Joined The Sumitomo Bank, Limited Jun. 1989 Member of the Board of Directors, General Manager of International Credit Department of The Sumitomo Bank, Limited Apr. 1992 Managing Director of The Sumitomo Bank, Limited Jun. 1994 Retired from The Sumitomo Bank, Limited Jun. 1994 Senior Managing Director of Sumigin Lease Co., Ltd. Jun. 1995 Senior Vice President of Sumigin Lease Co., Ltd. Apr. 1998 Retired from Sumigin Lease Co., Ltd. Jun. 1998 President & CEO of Sumitomo Coal Mining Co., Ltd. (to present) (Representation of Other Companies) President & CEO of Sumitomo Coal Mining Co., Ltd.	0 share

(Note) Messrs. Kenichi Fujinawa and Kazunobu Kobayashi are candidates for external Corporate Auditors prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of *Kabushiki Kaisha.*

[Translation]

Fourth Item of Business: Granting of Retirement Gratuities to Retiring Directors and a Retired Corporate Auditor

It is proposed that retirement gratuities to be granted to Messrs. Sadao Taguchi and Tsuguo Ogasawra, who will retire from the position of Director at the closing of the Meeting and Mr. Reiji Yoneyama, who retired from the position of Corporate Auditor as at October 9, 2000, be paid reasonable amounts to be determined in accordance with the prescribed rules of the Company, in order to reward their valuable services to the Company. The determination of the amounts, the date of presentation thereof and the methods thereof, etc. are proposed to be entrusted to the Board of Directors with regard to the retiring Directors and to the Corporate Auditors' determination with regard to the retired Corporate Auditor.

The retiring Directors and retired Corporate Auditor are as follow:

Name	Summary of Career	
Sadao Taguchi	Mar. 1989	Member of the Board of Directors of the Company
	Mar. 1993	Senior Vice President of the Company
	Mar. 1995	Executive Vice President of the Company
	Jun. 1999	Member of the Board of Directors of the Company (to present)
Tuguo Ogasawara	Jun. 1996	Member of the Board of Directors of the Company (to present)
Reiji Yoneyama	Jun. 1999	Corporate Auditor of the Company
	Oct. 2000	retired

- End -

[TRANSLATION]

CHUGAI PHARMACEUTICAL CO., LTD.

Attachment 53

[**Disclaimer**: Please note that this translation of the original Japanese document is provided to our shareholders outside Japan solely for informational purposes and convenience for timely voting decisions. In case of any discrepancy between this translation and the Japanese original, the latter shall prevail. Please also be advised that certain expressions in the original document for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

June 7, 2002

To our Shareholders:

NOTICE OF CONVOCATION OF THE 91ST ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 91st Annual General Meeting of Shareholders of Chugai Pharmaceutical Co., Ltd. The meeting will be held as described below. In the event you are unable to attend the aforesaid meeting, please take necessary steps to exercise your voting rights upon the following matters to be resolved that can be reviewed in the attached "Reference Material Concerning Exercise of Voting Rights".

Yours very truly,

OSAMU NAGAYAMA
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
5-1, Ukima 5-chome, Kita-ku, Tokyo

[Translation]

PARTICULARS

1. **Date and Time of the Meeting:** 10:00 a.m. on June 27, 2002 (Thursday)
2. **Place of the Meeting:** Ukima Plant, Head Office of the Company, 5-1, Ukima 5-chome, Kita-ku, Tokyo
3. **Purpose of the Meeting:**

Matters for Reporting:

The Business Report for the 91th Business Term (April 1, 2001 to March 31, 2002), the Non-Consolidated Balance Sheet as of March 31, 2002 and the Non-Consolidated Income Statement for aforesaid Business Term.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 91st Business Term
Second Item of Business:	Partial amendment to the Articles of Incorporation of the Company
Third Item of Business:	Election of 6 Directors
Fourth Item of Business:	Election of 1 Corporate Auditors
Fifth Item of Business:	Granting of Retirement Gratuities to Retiring Directors and a Retired Corporate Auditor
Sixth Item of Business:	Approval of the Merger Agreement between the Company and Nippon Roche K.K.
Seventh Item of Business:	Reduction in Capital
Eighth Item of Business:	Reduction in Capital Reserve
Ninth Item of Business:	Issuance of New Shares by Allocation to Third Parties

[Translation]

BALANCE SHEET (Non-consolidated)

(As of March 31, 2002)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS	**329,809**	LIABILITIES	**137,831**
Current Assets:	**153,800**	**Current Liabilities:**	**84,332**
Cash and deposits	26,271	Notes payable-trade	1,835
Notes receivable-trade	9,777	Accounts payable-trade	6,221
Accounts receivable-trade	53,374	Short-term borrowings	3,028
Securities	29,181	Convertible bonds to be redeemed within one (1) year	39,822
Merchandise and products	12,165	Accounts payable	10,701
Work in process	9,499	Accrued expenses	9,760
Raw materials and supplies	2,883	Accrued corporation tax, etc.	3,473
Prepaid expenses	1,334	Accrued consumption tax	650
Deferred tax assets	5,533	Reserve for bonus	6,527
Short-term loans receivable	722	Reserve for sales returns	444
Other current assets	3,269	Provision for sales rebates	1,016
Allowance for doubtful receivables	-214	Other current liabilities	851
Fixed Assets:	**176,008**	**Fixed Liabilities:**	**53,498**
Tangible Fixed Assets:	**68,703**	Convertible Bonds	24,903
		Long-term loans payable	47
Buildings	34,078	Reserve for retirement benefits	26,932
Structures	2,563	Reserve for retirement grants for retiring Directors and Corporate Auditors	491
Machinery and equipment	11,034	Other fixed liabilities	1,125
Vehicles and delivery equipment	68		
Tools, furniture and fixtures	5,247	SHAREHOLDERS' EQUITY	**191,977**
Land	10,529		
Construction in progress	5,180	**Paid-in Capital:**	**24,034**
Intangible Fixed Assets:	**909**	**Statutory Reserve:**	**40,266**
Patents, etc.	909	Additional paid-in capital	35,180
		Legal reserve	5,086
Investments, etc.:	**106,395**		
		Retained earnings:	**125,272**
Investments in securities	41,739		

[Translation]

Shares of subsidiaries	32,214	Voluntary reserve	108,220
Long-term loans receivable	3,588	General reserve	108,220
Long-term prepaid expenses	3,964	Unappropriated retained earnings for the fiscal year under review	17,052
Deferred tax assets	11,893	<Net income for the fiscal year under review>	<13,787 >
Deposit and Guarantee	3,604		
Other investments	9,664	**Net unrealized gain on securities**	**2,472**
Allowance for doubtful receivables	-274		
		Treasury shares:	**-69**
TOTAL of Assets	**¥329,809**	**TOTAL of Liabilities and Shareholders' Equity**	**¥329,809**

[Translation]

PROFIT AND LOSS STATEMENT (Non-consolidated)
(From April 1, 2001 to March 31, 2002)

(millions of yen)

ITEM	AMOUNT - DETAILS	AMOUNT - TOTAL
RECURRING PROFIT AND LOSS		
Operating Profit and Loss		
Operating Income:		
Net sales		188,352
Operating Expenses:		
Cost of goods sold	57,600	
Reserve for sales returns	138	
Selling, general and administrative expenses	105,340	163,078
Operating Profit:		**25,273**
Non-Operating Profit and Loss		
Non-Operating Income:		
Interest and dividends	562	
Other non-operating income	5,768	6,330
Non-Operating Expenses:		
Interest	826	
Other non-operating expenses	2,656	3,483
Recurring Profit:		**28,120**
SPECIAL PROFIT AND LOSS		
Special Loss:		
Valuation loss on investment securities		3,240
Income before Income Tax for the fiscal year under review		**24,880**
Corporation, inhabitants and enterprise tax		12,086
Deferred income taxes		-994
Net Income for the Fiscal Year under Review:		**13,787**
Retained Earnings brought forward from the Previous Year		5,281
Interim dividends		2,015
Unappropriated Retained Earnings for the Fiscal Year under Review:		**17,052**

[Translation]

[Notes to Balance Sheet and Profit and Loss Statement]

1. Significant Accounting Policies

(1) Standard and method of evaluation in securities:

Shares of subsidiaries and affiliates: Cost method on a moving average cost method

Other securities:

Marketable securities: Market price method based on the fair market price, etc. as of the settlement of accounts at the end of the fiscal year.
(Any difference resulting from evaluation of securities shall directly be entered into capital account, while any cost of sales of marketable securities shall principally be calculated based on a moving average cost method.)

Non-marketable securities: Cost method on a moving average cost method

(2) Standard and method of evaluation of inventories:

Products, work in process, raw materials and inventories: Cost method on gross average cost method

(3) Method of depreciation of fixed assets:

Tangible fixed assets: Declining balance method

Intangible fixed assets: Straight line method

(4) Method of accounting for material allowances:

Allowance for doubtful receivables: It is stated an estimated amount not to be collectible, in consideration of the estimated amount based on the bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to doubtful accounts, etc., for the preparation for future losses arising bad debts.

[Translation]

Reserve for bonus:	It is stated an estimated amount accrued during the fiscal year, for the preparation for future payment of bonus for employees.
Reserve for sales returns:	It is stated the amount equivalent to the balance of account receivables as of the end of the fiscal year multiplied by the rate of returns to sales during two (2) fiscal years and the rate of sales profit during the fiscal year, for the preparation for future loss on sales returns.
Provision for sales rebates:	It is stated the amount equivalent to the amount of account receivables multiplied by the rate of rebates during the fiscal year, for the preparation for future payment of sales rebates to be paid for the collection of account receivables.
Reserve for retirement benefits:	It is stated a recognized amount accrued at the end of the fiscal year under review based on liabilities for retirement benefits and pension funds as at the end of the fiscal year under review, for the preparation for future payment of retirement benefits for employees. Difference resulting from actuarial calculation is to be accounted for as expenses by a declining balance method for specified years (10 years) within the average years for the remaining years of service of employees at the time of its accrual. Difference resulting from actuarial calculation is to be accounted for *pro rata* as expenses from the next fiscal year (inclusive) by a declining balance method for specified years (10 years) within the average years for the remaining years of service of employees at the time of its accrual of each fiscal year. Difference resulting from the change in an accounting standard is accounted for as expenses in a lump.
Reserve for retirement grants for retiring Directors and Corporate Auditors:	It is stated the amount to be paid at the end of the fiscal year in accordance with the internal rule of the Company, for the preparation for future payment of retirement grants for retiring Directors and Corporate Auditors. Such reserve is pursuant to Article 287-2, of the Commercial Code of Japan.

(5) Method of accounting for lease transactions:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

[Translation]

(6) Accounting of consumption tax, etc.

No consumption tax (including local consumption tax) is included in the financial statements.

2. Accumulated depreciation of tangible fixed assets: ¥99,631 million

3. In addition to fixed assets stated on the balance sheet, there are some material fixed assets such as vehicles for business and computers leased and used pursuant to lease agreements.

4. Credits and debts to subsidiaries:

Short-term credits to subsidiaries:	¥2,385 million
Long-term credits to subsidiaries:	¥2,459 million
Short-term debts to subsidiaries:	¥2,528 million

5. Liabilities for guarantee, etc.:

Liabilities for guarantee:	¥1,711 million
Gen-Probe (loan payable)	¥1,650 million (US$12,384 thousand)
Employees (housing loan)	¥61 million
Discount of notes receivable:	¥81 million
Discount of export paper denominated in yen	¥51 million
Discount of export paper denominated in foreign currency	¥30 million (US$229 thousand)

6. Material foreign currency assets and liabilities:

Accounts receivable-trade	¥951 million (₡ 8,186 thousand)
Long-term loans receivable	¥1,859 million (₡ 16,000 thousand)
Investments in securities	¥2,828 million (US$2,000 thousand)
	¥702 million (AU$20,000 thousand)
Shares of subsidiaries	¥28,193 million (US$233,740 thousand)
	¥2,798 million (STG£14,677 thousand)

7. Net asset value pursuant to Article 290, Paragraph 1, Item 6 of the Commercial Code of Japan is ¥2,472 million.

8. Outstanding issue of No. 5 unsecured convertible bonds (¥29,916 million) to be early redeemed pursuant to the voluntary redemption provision is included in convertible bonds to be redeemed within one (1) year.

9. Amount of business with respect to subsidiaries

Net sales to subsidiaries:	¥5,406 million
Value of service and goods from subsidiaries:	¥17,253 million
Amount of business other than operating business:	¥671 million

[Translation]

10. Current income per share: _¥54.71

11. Although the end of this fiscal year (March 31) fell on a bank holiday, notes receivable (¥1,299 million) and notes payable (¥928 million), the maturity date of which fell on the same day, deem to be settled on the same day.

12. All of the described amount less than one million yen are rounded off.

(Additional Information)

Treasury shares:
Treasury shares, which had been included in other current assets, are stated at the end of shareholders' equity as a deductible item from shareholders' assets from this fiscal year.

[Translation]

EXHIBIT

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

DESCRIPTION	AMOUNT (in Japanese Yen)
Unappropriated income for the business term under review	17,052,680,763
We propose that the above will be appropriated as follows:	
Dividends (Ordinary dividends: ¥8.00 per share)	2,016,192,576
Bonus paid to Directors	63,000,000
(paid to Auditors)	(2,000,000)
Voluntary reserves	
General reserve	7,000,000,000
Retained earnings carried forward to the next business term	7,973,488,187

(Note) The Company paid interim dividends in the aggregate amount of ¥2,015,984,392 (¥8.00 per share) on December 7, 2001..

[Translation]

REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTING RIGHTS I

1. Total number of voting rights of all shareholders:

249,094 voting rights

2. Items of Business and Matters for Reference:

First Item of Business: **Approval of the Proposed Appropriation of Retained Earnings for the 91st Business Term**

The proposal for appropriation of retained earnings is as stated on the Exhibit to the Convocation Notice.

The Company's basic policy of appropriation of retained earnings is that, while maintaining the policy of paying stable dividends reflecting its business results, the Company strives to reinforce the financial structure and to improve stable distribution of dividends to prepare for the business development in the future.

With respect to a year-end dividend for the fiscal year under review, ¥8 per share is proposed in order to reward the support of shareholders. Since the Company paid an interim dividend in the amount of ¥8 per share on December 7, 2001, the annual dividends for the Term under review amount to ¥16 per share.

Second Item of Business: **Partial Amendment to the Articles of Incorporation**

The Company would like to make a partial amendment to the Articles of Incorporation, as described below.

1. The reasons for the amendment

(1) New provision concerning the place of convocation of a Shareholders Meeting:

The new provision concerning the place of convocation of a General Meeting of Shareholders shall be established as Paragraph 3, Article 11 as amended in order to enable the Company to convene a General Meeting of Shareholders within Tokyo Metropolitan area in consideration of the convenience of Shareholders.

(2) Amendments brought by the Law concerning the Amendments, etc. to the Commercial Code, etc. (Law No.79 of 2001)

The current Article 6 to Article 10, Article 16 and Article 22 shall be respectively amended and the numbers of the provisions of such Articles shall be put in order accordingly, as a result of the abolition of the Law for Special Exceptions to the Commercial Code concerning Procedures of Cancellation of Shares, abolition of the par-share system and the creation of the unit share system (tangenkabu-seido) pursuant to the Law concerning the Amendments, etc. to the Commercial Code, etc. (Law No. 79 of 2001) which took effect on October 1, 2001.

(3) Amendments brought by the Law concerning the Amendments to the Commercial Code, etc. (Law No. 128 of 2001).

The term "registered" in the current Article 11, Article 29 and Article 30 shall be amended to "registered or recorded" pursuant to the Law concerning the Amendments to the Commercial Code, etc. (Law No. 128 of 2001), which took effect on April 1, 2002 and enables computerization of documents by a company.

[Translation]

2. Proposed amendment

The proposed amendment is as follows:

(The amended words are underlined.)

Current Articles	Proposed amendment
CHAPTER 2 SHARES	CHAPTER 2 SHARES
(Cancellation of Treasury Shares) Article 6 The Company may, on and after June 27, 1998, by a resolution of the Board of Directors, repurchase its shares with its profits and retire its shares, to the extent not exceeding 24,000,000 shares.	(Deleted)
(Par Value of Each Par Value Share) Article 7 The par value of each par value share to be issued by the Company shall be ¥50.	(Deleted)
(Number of Shares to Constitute One Unit (*tan-i*)) Article 8 The number of shares to constitute one unit (*tan-i*) of shares of the Company shall be 1,000 shares (pls. refer to "Note").	(Number of Shares to Constitute One Unit (*tangen*)) Article 6 The number of shares to constitute one unit (*tangen*) of shares of the Company shall be 1,000 shares
(Newly Provided)	(No Issue of Share Certificates constituting less than One Unit (*tangen*) Article 7 The Company shall not issue any share certificate constituting less than one unit (hereinafter referred to as the "*tangen-miman-kabushiki*"), unless otherwise provided in the Share Handling Regulations.
(Transfer Agent) Article 9 1. The Company shall have a transfer agent with respect to shares, and such transfer agent shall handle the registration of a transfer of shares, registration of a pledge, notation of trust property or obliteration thereof, delivery of share certificates, purchase of shares constituting less than one unit (*tan-i*), acceptance of a notification and any other business relating to shares, not by the Company.	(Transfer Agent) Article 8 1. The Company shall have a transfer agent with respect to shares, and such transfer agent shall handle the registration of a transfer of shares, registration of a pledge, notation of trust property or obliteration thereof, delivery of share certificates, purchase of shares constituting less than one unit (*tangen*), acceptance of a notification and any other business relating to shares, not by the Company.
2. and 3. (Omitted)	2. and 3. (Provided as Before)
(Share Handling Regulations) Article 10 Matters with respect to the registration of transfer of shares, purchase of shares constituting less than one unit (*tan-i*), and other matters relating to shares of the Company shall be governed by Share Handling Regulations to be established by the Board of Directors.	(Share Handling Regulations) Article 9 Matters with respect to the registration of transfer of shares, purchase of shares constituting less than one unit (*tangen*), and other matters relating to shares of the Company shall be governed by Share Handling Regulations to be established by the Board of Directors.

[Translation]

CHUGAI PHARMACEUTICAL 2002

Current Articles	Proposed amendment
(Record Date) Article 11 Any shareholders (including beneficial owners; hereinafter referred to as the "Shareholders") entitled to exercise shareholder's rights at the ordinary general meeting of Shareholders shall be the Shareholders duly entered in the final Register of Shareholders as of March 31 of each year. 2. (Omitted)	(Record Date) Article 10 Any shareholders (including beneficial owners; hereinafter referred to as the "Shareholders") entitled to exercise shareholder's rights at the ordinary general meeting of Shareholders shall be the Shareholders duly entered or recorded in the final Register of Shareholders as of March 31 of each year. 2. (Provided as Before)
CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS	CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS
(Convocation of a Shareholders Meeting) Article 12 (Omitted) 2. (Omitted) (Newly Provided)	(Convocation of a Shareholders Meeting) Article 11 (Provided as Before) 2. (Provided as Before) 3. A General meeting of Shareholders of the Company shall be convened in Tokyo.
Article 13 to Article 15 (Omitted)	Article 12 to Article 14 (Provided as Before in current Article 13 to Article 15)
CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS	CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS
(Election of Directors) Article 16 (Omitted) 2. Resolution for the election of Directors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third (1/3) of the total number of the issued voting shares. 3. (Omitted)	(Election of Directors) Article 15 (Provided as Before) 2. Resolution for the election of Directors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third (1/3) of the total number of the voting rights of all Shareholders. 3. (Provided as Before)
Article 17 to Article 21 (Omitted)	Article 16 to Article 20 (Provided as Before in current Articles 17 to 21)
CHAPTER 5 STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS	CHAPTER 5 STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS
(Election of Statutory Auditors) Article 22 Statutory Auditors shall be elected at a general meeting of Shareholders by its resolution. 2. Resolution for the election of Statutory Auditors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third (1/3) of the total number of the issued voting shares.	(Election of Statutory Auditors) Article 21 (Provided as Before) 2. Resolution for the election of Statutory Auditors shall be adopted by a majority of the votes of Shareholders present at a Shareholders meeting who hold shares representing not less than one-third (1/3) of the total number of the voting rights of all Shareholders.
Article 23 to Article 27 (Omitted)	Article 22 to Article 26 (Provided as Before in current Article 23 to Article 27)
CHAPTER 6 ACCOUNTING	CHAPTER 6 ACCOUNTING

[Translation]

Current Articles	Proposed amendment
Article 28 (Omitted)	Article 27 (Provided as Before in current Article 28)
(Dividend of Profit) Article 29 Dividends of profit shall be paid to the Shareholders or registered pledgees appearing on the Register of Shareholders as of the closing of accounts in each year.	(Dividend of Profit) Article 28 Dividends of profit shall be paid to the Shareholders or registered or recorded pledgees appearing on the Register of Shareholders as of the closing of accounts in each year.
(Interim Dividends) Article 30 The Company may, by a resolution by the Board of Directors, make interim dividends to the Shareholders or registered pledgees appearing on the final Register of Shareholders as of September 30 in each year.	(Interim Dividends) Article 29 The Company may, by a resolution by the Board of Directors, make interim dividends to the Shareholders or registered or recorded pledgees appearing on the final Register of Shareholders as of September 30 in each year.
Article 31 and Article 32 (Omitted)	Article 30 and Article 31 (Provided as Before in current Article 31 and Article 32)

(Note) The Meeting of the Board of the Directors of the Company held on April 26, 2002 resolved that the number of shares constituting one unit (*tangen*) would be amended from 1,000 shares to 100 shares on and after August 1, 2002. Accordingly, the current Article 8 (Article 6 as amended if this Item of Business passes) shall be amended so that the number of shares constituting one unit is 100 shares, effective as of August 1, 2002.

[Translation]

Third Item of Business: **Election of Six (6) Directors**

Of nine (9) Directors, the terms of office of seven (7) Directors, namely Messrs. Osamu Nagayama, Yuji Suzawa, Ken-ichiro Gocho, Takeshi Yoshida, Keiichi Takashige, Mikio Ueno and Hiroshi Mineoka will expire at the close of this Annual General Meeting of Shareholders, and one (1) Director, namely Mr. Henry L. Nordhoff will retire at the close of this Annual General Meeting of Shareholders. Therefore, it is proposed that six (6) Directors be elected.

The candidates therefor are as follow:

Candi-date No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies	Number of Shares of the Company Owned
1	Osamu Nagayama (Apr. 21, 1947)	Nov. 1978 entered into the Company Mar. 1985 Vice President & Member of the Board of the Company, Deputy General Manager of Development and Planning Dept. Feb. 1986 Vice President & Member of the Board of the Company, Deputy General Manager of Personal Healthcare Div. Mar. 1987 Senior Vice President & Member of the Board of the Company Mar. 1989 Deputy President and Representative Director of the Company Sep. 1992 President/CEO and Representative Director of the Company(to present) (Representation of Other Companies) [Chairman and Representative Director of Gen-Probe Inc.	227,455 shares
2	Yuji Suzawa (Dec. 6, 1936)	Mar. 1993 Executive Vice President & Member of the Board of the Company Mar. 1995 Executive Vice President and Representative Director of the Company June 1998 Deputy President and Representative Director of The Company (to present) (Representation of Other Companies) Chairman of Shanghai Chugai Pharma Co., Ltd.	12,000 shares

[Translation]

3	Ken-ichiro Gocho (Mar. 26, 1937)	Apr. 1960	entered into the Company	9,602 shares
		Mar. 1993	Vice President & Member of the Board of the Company, First Senior Manager of Product Planning Dept.	
		Jan. 1995	Vice President & Member of the Board of the Company, General Manager of Pharmaceuticals Group	
		Jun. 1996	Senior Vice President & Member of the Board of the Company, General Manager of Pharmaceuticals Group	
		Oct. 1997	Senior Vice President & Member of the Board of the Company, in charge of research and sales of pharmaceuticals	
		Jan. 1998	Senior Vice President & Member of the Board of the Company, Deputy Senior General Manager of Pharmaceuticals Group	
		Jun. 1998	Senior Vice President & Member of the Board of the Company, Chief Marketing Officer	
		June 1999	Executive Vice President & Member of the Board of the Company, in charge of Personal Healthcare Div. and Medical Device Div. (to present)	
		June 2000	Executive Vice President & Member of the Board of the Company (to present)	

[Translation]

4	Motoo Ueno (Aug. 11, 1957)	Apr. 1984	entered into the Company	291,057 shares
		Oct. 1991	General Manager of London Representative Office of the Company	
		Mar. 1993	Vice President & Member of the Board of the Company, General Manager of London Representative Office	
		Nov. 1994	Vice President & Member of the Board of the Company, General Manager of Medical Information Dept.	
		Jan. 1995	Vice President & Member of the Board of the Company, General Manager of Clinical Research	
		Jun. 1996	Vice President & Member of the Board of the Company, Deputy General Manager of Research and Development	
		Jun. 1997	Senior Vice President &Member of the Board of the Company, Deputy General Manager of Research and Development	
		Jan. 1998	Senior Vice President & Member of the Board of the Company, in charge of product planning	
		June 1998	Executive Managing Officer and Deputy Senior General Manager of Pharmaceutical Business	
		June 2000	Senior Vice President of the Company (to present)	
5	Ryuzou Kodama (Jan. 10, 1947)	Apr. 1969	entered into The Sumitomo Bank, Ltd	0 shares
		Oct. 1992	General Manager, Treasury Department thereof]	
		Oct. 1992	General Manager, Kobe Branch thereof	
		Apr. 1996	General Manager, Hong Kong Branch thereof	
		June 1997	General Manager, New York Branch thereof	
		July 1998	Director, General Manager of the Americas Division and General Manager, New York Branch thereof	
		Oct. 1998	Director and [General Manager of the Americas Division.] thereof	
		June 1999	resigned from Director. Executive Officer and General Manager of the Americas Division thereof	
		May 2000	Executive Managing Officer and General Manager of the Americas Division thereof	
		June 2000	Managing Director, Executive Managing Officer and General Manager of the Americas Division thereof	
		Apr. 2001	Managing Director of Sumitomo Mitsui Banking Corporation and Executive Managing Officer and General Manager of the Americas Division thereof (to present)	

[Translation]

6	Etsuro Ogata (Jan. 5, 1932)	Feb. 1962	graduated from the post-graduate school - Biology of the University of Tokyo (DMSc)	0 shares
		Apr.1973	Assistant Professor – Internal Medicine of University of Tsukuba	
		Apr. 1975	Professor thereof and Professor – Health Service Center of the University of Tokyo	
		May 1979	Professor – Internal Medicine IV of the University of Tokyo	
		Apr. 1992	Deputy Director of Medical Center of Japanese Foundation for Cancer Research	
		May 1992	Emeritus Professor of the University of Tokyo (to present)	
		July 1993	Director of Medical Center of Japanese Foundation for Cancer Research	
		Feb. 2002	Emeritus Director of Medical Center of Japanese Foundation for Cancer Research (to present)	

(Note) Mr. Etsuro Ogata satisfies the condition of external Director prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

[Translation]

Fourth Item of Business: Election of One (1) Statutory Auditor

The term of office of Mr. Toshio Ohya, Statutory Auditor, will expire at the close of this Annual General Meeting of Shareholders.

Therefore, it is proposed that one (1) Statutory Auditor be elected.

This Item of Business has obtained the consent of the Board of Auditors.

The candidate therefor is as follows:

Name (Date of Birth)	Summary of Career and Representation of Other Companies		Number of Shares of the Company Owned
Shiro Ogasawara (July 23, 1939)	Oct. 1990	General Manager – International Department and Manager of Corporate Planning Department of Today Industries, Inc.	5,000 shares
	Apr. 1993	General Manager – Affiliated Companies Administration Department and Manager of Corporate Planning Department thereof	
	June 1995	Director of Toyo Plastic Seiko Co., Ltd.	
	Feb. 1996	retired therefrom	
	July 1996	Director and General Manager – Department of International Business of the Company	
	Oct. 1997	Director and Manager of Pharmaceutical and International Business of the Company	
	June 1998	Director and Manager of International Business	
	June 2001	Executive Officer and Manager of International Business of the Company(to present)	

[Translation]

Fifth Item of Business: Granting of Retirement Gratuities to Retiring Directors and Retiring Statutory Auditor

It is proposed that reasonable retirement gratuities to Messrs. Takeshi Yoshida, Keiichi Takashige and Hiroshi Mineoka, who will retire from the position of Director at the close of this Annual General Meeting of Shareholders for the expiry of the terms of office and Mr. Henry L. Nordhoff, who will retire from the position of Director at the close of this Annual General Meeting of Shareholders and Mr. Toshio Ohya, who will retire from the position of Statutory Auditor at the close of this Annual General Meeting of Shareholders for the expiry of the term of office, be paid, determined in accordance with the prescribed rules of the Company, in order to reward their valuable services to the Company. The determination of the amounts, the date of presentation thereof and the methods thereof, etc. are proposed to be entrusted to the Board of Directors with regard to the retiring Directors and to the Statutory Auditors' determination with regard to the retired Statutory Auditor.

The retiring Directors and retiring Statutory Auditor are as follows:

Name	Summary of Career	
Takeshi Yoshida	Mar. 1991 June 1997	Member of the Board of Directors of the Company Senior Vice President of the Company (to present)
Keiichi Takashige	Mar. 1995 June 1997	Member of the Board of Directors of the Company Senior Vice President of the Company (to present)
Hiroshi Mineoka	June 1998	Member of the Board of Directors of the Company (to present)
Henry L. Nordhoff	June 1999	Member of the Board of Directors of the Company (to present)
Toshio Ohya	June 1999	Full-time Statutory Auditor of the Company (to present)

[Translation]

REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTING RIGHTS II

Background Information regarding Sixth through Ninth Items of Business:

The 91st Business Report shows that the pharmaceutical industry in Japan is in the midst of a terribly hard business environment. As huge pharmaceutical companies emerges as a result of large-scale mergers and acquisitions in Europe and the United States, European or the U.S. pharmaceutical companies have a lead on Japanese pharmaceutical companies in respect of the scale of the amount of proceeds, research and development expenditure, etc. Under such business situation, the Company, ranking approximately tenth in respect of the scale of the amount of proceeds among Japanese pharmaceutical companies, needs to undertake a drastic strategy in order to establish a unique presence as a global pharmaceutical company contributing to global health care and healthy populations articulated in the Company's vision. The Company, being aware of such business situation, has been seeking to align itself with a business partner with which the Company can achieve such establishment while maintaining the morale of employees and demonstrating the Company's potential power so that the Company meets the Shareholders' long-term expectations.

As a result, the Company has reached the joint ownership of business strategy and the establishment of a confidential relationship with F. Hoffmann-La Roche Ltd. (hereinafter referred to as "Roche") and has decided to align itself therewith.

1. Alliance with Roche

The Company and Roche reached an agreement regarding the strategic alliance which primarily aims to integrate the pharmaceutical business (including the health care business) of both companies in Japan (hereinafter referred to as the "Alliance") and signed the Basic Alliance Agreement concerning the Alliance (hereinafter referred to as the "Basic Alliance Agreement") on December 10, 2001, provided, however, that the direct party to the Basic Alliance Agreement is Roche Pharmholding B.V., a wholly-owned subsidiary of Roche (hereinafter referred to as "Roche Pharmholding"). An outline of the terms and conditions of the Basic Alliance Agreement is described in "6. Outline of Terms and Conditions of the Basic Alliance Agreement" hereinafter. The Alliance is subject to the Shareholders' consent to Sixth through Ninth Items of Business of this Shareholders' Meeting.

The Alliance aims to incorporate the new "Chugai Pharmaceutical Co., Ltd." upon the merger between the Company and Nippon Roche K.K. ("Nippon Roche"), a wholly-owned subsidiary of Roche Pharmholding, and build the Company's business as one of the leaders of pharmaceutical business in Japan under the new business model.

Roche will acquire approximately 50.1% or more issued shares of the Company through Roche Pharmholding in the course of the Alliance, however, the Company will manage its own business in line with Japanese culture and society as a listing company as well as independently develop its research, development, production and sales activities, including the overseas activities.

The number of shares issued by the Company will extremely increase while Roche acquires approximately 50.1% of the issued shares of the Company in the course of the Alliance. As a result, operating income per share in fiscal year 2002, the first fiscal year after the Alliance, will decrease as compared with that the case had the Alliance not been realized. Net income in fiscal year 2002 will run a deficit because of certain burdens such as a corporate tax on deemed capital gains of shares of Gen-Probe Incorporated (hereinafter referred to as "Gen-Probe") recognized in the course of the spin-off of Gen-Probe mentioned hereinafter. However, operating income per share will be greater within a short period than that in the case the Alliance had not been realized.

Under the current business environment where Japanese pharmaceutical business stands, there may be many kinds of difficulties in the course of the Company endeavoring to develop as a global

pharmaceutical company, however, it is believed that the Company will be able to lead the way to such development with the Alliance.

2. Outline of Roche (Fiscal year ended December 2001)

Place of Head Quarter:		Basel, Switzerland
Amount of Proceeds:		CHF 29,163 million (approx. JPY 2,333 billion)
Pharmaceutical Products:		CHF 18,723 million (approx. JPY 1,498 billion)
Number of Employees:		approx. 63,500
Representative:		Franz Bernhard Humer, the Chairman and CEO
History:	1896	Establishment of Roche
	1933	Success in Vitamin C synthesis
	1938	Success in Vitamin E synthesis
	1946	Success in Vitamin A synthesis
	1989	Acquisition of PCR (polymerase chain reaction) assay
	1990	Capital participation in Genentech
	1994	Acquisition of Syntex
	1997	Acquisition of Beringer Mannheim, a clinical diagnosis pharmaceutical company

3. Outline of New Business Model

Outline of the business model for which the Company aims, subject to the Alliance, is as follows:

(1) The Company aims to succeed the business of Nippon Roche. with respect to development and sales of pharmaceutical products of The Roche Group and acquire a right of first refusal with respect to development and sales of prospective products held by The Roche Group in Japan as a sole strategic partner of the pharmaceutical business of Roche in Japan;

(2) The Company aims to continue unique research, development and sales overseas through its bases in U.S., Europe and besides Asia;

(3) The Company will be able to introduce its unique products to markets all over the world by way of accessing the global network of development and sales of Roche;

(4) The Company aims to integrate the research functions of Nippon Roche. for the purpose of pursuing synergy effects in research field with The Roche Group, which enables the Company to maximize its Research and Development capacity;

(5) The Company will succeed its name "Chugai Pharmaceutical Co., Ltd.", maintain the listing of its shares on the Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges and be engaged in its unique business as an independent company; and

(6) The Company will maintain all of its functions such as development, research, production and sales.

4. Spin-off of Gen-Probe Incorporated

Gen-Probe, an indirect 100% affiliate of the Company, has established a strong position with respect to its unique clinical diagnostic pharmaceutical and blood screening business by means of DNA probe technologies as the Company's core part of clinical diagnostic pharmaceutical business since the acquisition by the Company in 1989. However, the Company has, taking the opportunity of the Alliance, decided to spin off Gen-Probe which competes with the Company with respect to the clinical diagnostic pharmaceutical business of Roche and concentrate the Company's management resources in the ethical pharmaceutical and health care business, which is the Company's core area.

In relation to the spin-off of Gen-Probe (hereinafter referred to as the "Spin-off"), the Company has decided to allot the shares of Gen-Probe to the Shareholders of the Company in proportion to their shareholdings so that the Shareholders of the Company can keep holding the shares of Gen-Probe in consideration of a strong expectation of the growth potential of Gen-Probe by the Shareholders of the Company. Prior to the Spin-off, Gen-Probe will merge Gen-Probe Holdings Company Inc., a Gen-probe's 100% parent company and a wholly owned subsidiary of the Company, and become a wholly owned susidiary of the Company.

Gen-Probe will register its shares on The NASDAQ Stock Market Inc., U.S. and become a completely independent U.S. public company after the Spin-off. Please note that a Shareholder of the Company will be required to take certain prior procedures to sell and/or purchase its shares of Gen-Probe as a general rule even after such registration, therefore, the timing when a Shareholder can purchase and/or sell its shares of Gen-Probe may be different among Shareholders.

The Company has estimated the enterprise value of Gen-Probe at approximately JPY 80 billion for the purpose of assessment of the tax liability in conjunction with the Spin-off based on the result of a third party appraisal. However, the market price of Gen-Probe's shares after Gen-probe's going public shall be subject to market conditions such as demand and supply and may be different from the amount based on such valuation.

The other outline regarding Gen-Probe is as described hereinafter "7. Outline of Gen-Probe",

Details of the method of distribution of the shares of Gen-Probe as a result of arising from the Spin-off will be provided to concerned Shareholders at the later date.

5. Procedures of the Alliance

Procedures of the Alliance are as follows:

(1) The Company will reduce its capital and capital reserve and execute the Spin-off where the date of allocation of Gen-Probe's shares shall be July 31, 2002, provided that it is proposed that the Spin-off will take effect around September 16, 2002 (September 15, 2002, E.S.T.).

(2) After the execution of the Spin-off, Roche Pharmholding will purchase 10% of the issued shares of the Company as of July 31, 2002 or, if such number is less than 30 million shares under the given conditions, 30 million shares of the Company at the price of not less than JPY 2,136 per share through a tender offer, provided that such tender offer will end around September 19, 2002.

(3) After the tender offer mentioned in (2) above, the Company will increase its capital by allocation of its shares to Roche Pharmholding at the price of JPY 1,780 per share, provided that the effective date of such allocation will be around September 28, 2002.

(4) The Company will merge with Roche on October 1, 2002 (hereinafter referred to as the "Merger") and integrate their pharmaceutical business (including health care business) in Japan. The Company will issue 196,628,960 shares upon the Merger and allocate to Roche shareholders 2,234.42 of its shares per share held by Roche shareholders.

(5) Roche Pharmholding will acquire the bonds with warrants (shinkabu-yoyakuken-tsuki-shasai) issued by Nippon Roche prior to the Merger, which will succeed to the Company, and will acquire the common stock of the Company by exercise such warrants after the Merger in proportion to the shares increased by the conversion of the convertible bonds issued by the Company. Provided that Roche Pharmholding may exercise its warrants only to the extent of the acquisition of 50.1% of the issued shares of the Company under the Basic Alliance Agreement. The terms and conditions concerning the bonds with warrants issued by Nippon Roche are described in Schedule 3 of the Merger Agreement (copy).

Through the above procedures, Roche will acquire approximately 50.1% of the issued shares of the Company through Roche Pharmholding.

6. Gist of Primary Terms of Basic Alliance Agreement

The gist of the primary terms of the Basic Alliance Agreement (the original agreement is in English) is as follows:

(1) Objective of Alliance

The objective of the alliance is to establish the Company as a leading Japanese integrated pharmaceutical company with appropriate global presence, with the support of the Roche Group as the Company's primary commercial partner and majority shareholder.

(2) Acquisition of Majority of the Company's Shares by Roche Pharmholding

Roche Pharmholding shall become approximately a 50.1% holder of the total issued shares of the Company after the Spin-off taking the following steps: (a) the public tender offer, (b) the allotment of new shares to a third party, (c) the Merger and (d) the exercise of warrants incorporated in bonds with warrants issued by Nippon Roche (Refer to "5. Procedure of the Alliance" mentioned above).

(3) Roche Pharmholding's Right to Maintain its Shareholding Ratio and the Company's Dividend Policy

The Company may freely issue shares and warrants etc. within the agreed funding amount reviewed from time to time, provided that the Company may not, without prior consultation with Roche Pharmholding, engage in any major M&A transactions in light of the size of the Company.

Roche Pharmholding shall have the right to maintain its 50.1% shareholding ratio in the Company through the exercise of warrants incorporated in bonds with warrants issued by Nippon Roche or other warrants.

The Company's dividend policy will be adopted by the board of directors of the Company in the manner consistent with the dividend policy prevailing among Japanese listed pharmaceutical companies.

(4) Restriction on Roche Pharmholding's Ability to Acquire Additional Shares in the Company

Without the prior approval of the board of directors of the Company, Roche Pharmholding and its affiliates shall abide by the following restrictions:

(i) Up to the fifth anniversary of the date of the consummation of the Merger, Roche Pharmholding or any of its affiliates shall not normally acquire any additional shares of the Company to increase their aggregate shareholding ratio above 50.1% of the issued shares of the Company.

(ii) On and after the fifth anniversary of the date of the consummation of the Merger up to the tenth anniversary of the date of the consummation of the Merger, Roche Pharmholding or any of its affiliates shall not normally acquire additional shares of the Company to increase their aggregate shareholding ratio above 59.9% of the issued shares of the Company.

(iii) From and after the tenth anniversary of the date of the consummation of the Merger, there shall be no restriction on Roche Pharmholding and its affiliates increasing shareholding ratio.

Notwithstanding the foregoing, Roche Pharmholding and each affiliate thereof shall cooperate with the Company in maintaining the listing of the Company's common stock on the first section of the Tokyo Stock Exchange, and shall take all reasonable actions to ensure that such listing is maintained, provided that in no event shall Roche Pharmholding or any of its affiliates be required to

dispose of shares of the Company so long as the aggregate shareholding ratio of Roche Pharmholding and its affiliates does not exceed 50.1% of the issued shares of the Company.

(5) Restriction on Roche Pharmholding's Ability to Dispose of its Shares in the Company

Without the prior approval of the board of directors of the Company, Roche Pharmholding shall abide by the following restrictions:

(i) Up to the fifth anniversary of the date of the consummation of the Merger, Roche Pharmholding shall not dispose of any shares of the Company.

(ii) On and after the fifth anniversary of the date of the consummation of the Merger up to the tenth anniversary of the date of the consummation of the Merger, Roche Pharmholding shall not (x) dispose of any shares of the Company to any of the Company's competitors or to any other party undesirable (as determined by the board of directors of the Company) to the Company or (y) dispose of any shares of the Company in a large block (5% or more) to any person.

(iii) After the tenth anniversary of the date of the consummation of the Merger, Roche Pharmholding shall not dispose of any shares of the Company to any of the Company's competitors.

In any transfer of shares of the Company held by Roche Pharmholding, the Company shall have the right of first refusal to purchase such shares (or the right to arrange the purchase of such shares by third parties). Further, Roche Pharmholding and its affiliates shall maintain, on a fully diluted basis, the Company's shares in number at least equal to 25% of the total number of issued shares of the Company immediately after the consummation of the Merger.

(6) Corporate Name

The corporate name of the Company shall be Chugai Seiyaku Kabushiki Kaisha in Japanese and Chugai Pharmaceutical Co., Ltd. in English.

(7) Board of Directors

The board of directors of the Company shall perform all its responsibilities and discharge its duties as required by Japanese laws and will conduct the business of the Company in the interests of the shareholders of the Company taken as a whole. Roche Pharmholding and the Company may from time to time agree on the procedures and principles for coordinating the business activities of Roche Pharmholding and the Company, provided that nothing shall restrict Roche Pharmholding from exercising its legal rights as a shareholder of the Company.

(8) Exclusive Representative

The Company shall be the exclusive representative in Japan of RX/OTC business of Roche and its affiliates. Although Genentech shall be deemed to be excluded from Roche's affiliates in the Basic Alliance Agreement because of its independence, it is agreed that if the Roche Group develops and sells the products of Genentech, it shall use its efforts to give the same opportunity to the Company.

The Company shall have the right of first refusal to development and sale of the pharmaceutical products of Roche and its affiliates in Japan according to the terms under the agreement between the Company and Roche.

The Company may continue to develop and sell products outside Japan. Roche shall have the right of first refusal to development and sale of the pharmaceutical products of the Company according to the terms under the agreement between the Company and Roche, if the Company calls for any business partner outside Japan or Korea.

(9) Representations and Warranties etc.

Each of Roche Pharmholding and the Company makes representations and warranties etc. on the contents of each business etc. in connection with the alliance, and shall indemnify the other party as prescribed, if there is any violation etc. of such representations and warranties etc.

(10) Conditions Precedent to the Consummation of the Alliance

The consummation of the alliance is subject to the approval of Agenda 6 through 9 at this shareholders' meeting and other conditions.

(11) Termination

If the consummation of the Merger does not take place on or before December 31, 2002, unless otherwise agreed in writing between Roche Pharmholding and the Company through their good faith negotiations, the Basic Alliance Agreement shall automatically terminate as of December 31, 2002.

(Note)
The foregoing is to simplify to a large extent the primary terms prescribed in the Basic Alliance Agreement, focusing on the matters which are likely to provide shareholders with useful information for exercising their voting rights at this shareholders' meeting. Additionally, the foregoing shall not bind the interpretation of the original agreement by either contracting party.

7. Outline of Gen-Probe

Gen-Probe Incorporated ("Gen-Probe"), which is based in San Diego, U.S.A., develops, manufactures and sells clinical diagnosis pharmaceuticals employing unique amplified nucleic acid testing technology and is one of the leading companies in this field.

Amplified nucleic acid testing technology was formally adopted as "Blood screening system to secure safe blood" which was publicly invited to develop by the National Institute of Health (NIF) in 1996. Gen-Probe strongly develops its business internationally, including sales for Red-Crosses all over the world, though an alliance with Chiron Corporation at present.

Place of Head Quarter	: California, U.S.A.
Capital	: USD 6,500 (as of December 31, 2001)
Total Assets	: approx. USD 157 million (as of December 31, 2000) approx. USD 160 million (as of December 31, 2001)
Net Assets	: approx. USD 111 million (as of December 31, 2000) : approx. USD 116 million (as of December 31, 2001)
Sales	: approx. USD 120 million (the year ended December, 2000) approx. USD 130 million (the year ended December, 2001)
Operating Income	: approx. USD -2 million (the year ended December, 2000) : approx. USD 4 million (the year ended December, 2001)
Net Income	: approx. USD -1 million (the year ended December, 2000) approx. USD 5 million (the year ended December, 2001)
Work Force	: 644 persons (as of December 31, 2001)
Representative	: Henry L. Nordhoff, President and CEO
History	: 1983 Establishment of Gen-Probe 1985 Received first Food and Drug Administration (FDA) clearance for clinical diagnostic pharmaceuticals using a genetic probe technology 1989 Acquired by the Company 1995 US patent issued for TMA method, which concerns nucleic acid testing technology 1997 Signed an agreement with bioMérieux (France) for research, development and sales 1998 Formed a strategic alliance with Chiron Corporation for business regarding blood screening, etc. 1999 Formed an alliance with Bayer AG for viral diagnostics products

2002 Received FDA's approval of Biologics License Application (BLA) for amplified nucleic acid blood screening test to be used by blood banks

Gen-Probe, prior to the Spin-off, plans to merge Gen-Probe Holding Company, Inc., which is Gen Probe's 100% parent company. As a result of the Merger, it is expected that total assets will be increased by approximately USD 83 million, and net assets will be increased by approximately USD 85 million.

More detailed information about Gen-Probe is disclosed in Form 10 filed with the U.S. Securities Exchange Commission (SEC) by Gen-Probe.

Sixth Item of Business: Approval of the Merger Agreement between the Company and Nippon Roche.

1. Reason for the Merger

The Company decided to enter into a merger with Nippon Roche with the Company being a surviving company, effective as of October 1, 2002, the merger date, and signed the Merger Agreement on May 24, 2002.

The Merger aims at combining the pharmaceutical business in Japan (including healthcare business) of the Company and Nippon Roche as mentioned in 1 and 5(4) of "Background Information regarding Sixth through Ninth Items of Business" hereinbefore, as part of the alliance between the Company and Nippon Roche.

The Company respectfully requests shareholders to approve the Merger Agreement in consideration of the reason for the Merger.

2. Contents of the Merger Agreement

(1) Merger Agreement (Copy Attached hereto)

[Translation]

[Translation]

MERGER AGREEMENT

Chugai Pharmaceutical Co., Ltd. ("Chugai") and Nippon Roche K.K. ("Nippon Roche") have executed this Merger Agreement (this "Agreement") with respect to a merger between Chugai and Nippon Roche (the "Merger") as follows.

Article 1. (Method of Merger)

Chugai and Nippon Roche shall implement a merger, by which Chugai shall survive and Nippon Roche shall dissolve.

Article 2. (Amendment to Articles of Incorporation)

Chugai shall amend its Articles of Incorporation as follows (the underline shows the amended part). The amendment shall take effect as of the effective date of the Merger.

> Article 18. Convocation and Chairperson of Meetings of Board of Directors
>
> 1. Except as otherwise provided by law, the President shall convene meetings of the Board of Directors and shall preside at the meetings; provided, however, that if the President is unable to convene a meeting of the Board of Directors or to preside at the meeting, another director, in accordance with the order previously determined, may convene the meeting or preside at the meeting.
> 2. A convocation notice set forth in the preceding paragraph shall be dispatched to each director and statutory auditor at least <u>one (1) week</u> prior to the date of such meeting, except as otherwise agreed by all directors and statutory auditors.

Article 3. (Shares to Be Issued Upon the Merger and their Allotment and Reckoning of Dividend)

1. Chugai shall issue 196,628,960 shares of common stock upon the Merger and allot them to the shareholders registered on the shareholders' registry of Nippon Roche as of the end of the day immediately preceding the merger date, at the ratio of 2,234.42 shares of common stock of Chugai for every one (1) share of common stock of Nippon Roche owned by such shareholders.

2. The dividend for the shares of Chugai issued pursuant to Article 3.1 shall be reckoned from the merger date.

Article 4. (Amount of Capital, Reserve and Others to Be Increased)

The respective amounts of capital, capital reserve, legal profit reserve, and voluntary reserves and other retained earnings which Chugai shall increase as a result of the Merger shall be as set forth below; provided, however, that the parties hereto may change such amounts upon consultation between themselves in accordance with the conditions of the assets and debts of Nippon Roche as of the merger date or any similar reasons:

(1) Capital
The amount of capital shall not be increased;

(2) Capital reserve
The surplus resulting from the Merger (*gappei saeki*) less the amounts provided in Items (3) and (4) below;

(3) Legal profit reserve
The amount of legal profit reserve of Nippon Roche as of the merger date; and

(4) Voluntary reserves and other retained earnings
The amount of the voluntary reserves and other retained earnings of Nippon Roche as of the merger date; provided, however, that the parties hereto shall determine upon consultation between themselves the items to which such amount is to be allocated and the amount allocated to each item.

Article 5. (Shareholders' Meetings to Approve Merger)

Chugai and Nippon Roche shall respectively convene their shareholders' meetings on June 27, 2002 (hereinafter referred to as the "Shareholders' Meeting") and ask for the approval of this Agreement and other matters necessary for the Merger; provided, however, that the parties hereto may change such schedule upon consultation between themselves as necessary to conform to merger proceedings or any similar reasons.

Article 6. (Merger Date)

The merger date shall be October 1, 2002; provided, however, that the parties hereto may change such date upon consultation between themselves as necessary to conform to merger proceedings or any similar reasons.

Article 7. (Succession of Company's Property)

1. As of the merger date, Nippon Roche shall transfer to Chugai and Chugai shall succeed from Nippon Roche to, any and all assets and liabilities of Nippon Roche, which shall be based on the amounts in the balance sheet and other data as of June 30, 2002 with necessary adjustments reflecting any increase or decrease thereafter until the merger date, as well as any and all rights and obligations of Nippon Roche.

2. Nippon Roche shall disclose to Chugai any change in its assets and liabilities and its rights and obligations occurring from July 1, 2002 until the merger date, by providing separate calculation documents.

3. As of the merger date, Chugai shall succeed from Nippon Roche to any and all rights and obligations relating to each of the bonds with warrants (convertible bond type) to be issued by Nippon Roche as set forth in Article 10.8. The exercise price of each of such warrants shall, upon the Merger, be adjusted to 1780 yen and further adjusted by the same aggregate ratio by which the conversion price of the corresponding series of the convertible bonds issued by Chugai has been adjusted between December 10, 2001 and the merger date. Any change to other conditions of the bonds with warrants (convertible bond type) shall be agreed upon between Chugai and the holder(s) of the bonds pursuant to the spirit of the issue thereof.

Article 8. (Treatment of Employees)

Chugai shall assume and hire all the employees of Nippon Roche as of the merger date as Chugai's employees; provided, however, that the period of such employees' services to Nippon Roche shall be added to the period of their services to Chugai, and other matters with respect to their treatment shall be determined upon consultation between the parties hereto.

Article 9. (Directors and Statutory Auditors)

1. The following persons shall assume office as the directors of Chugai upon the Merger. The term of office of the new directors elected pursuant to this provision shall commence on the effective date of the Merger.

Wataru Ogawa
Franz B. Humer
William M. Burns
Hiroaki Shigeta

2. The term of office of the directors and statutory auditors of Chugai who will have assumed their offices prior to the Merger shall last until the end of their current term calculated as if the Merger had not been implemented.

Article 10. (Duty of Due Care)

1. From the execution of this Agreement to the merger date, each party hereto shall conduct its respective businesses and manage all of its properties with the due care of a good manager, and engage in any activity that may create any material adverse effect on its properties, rights and obligations only with prior mutual agreement upon consultation between the parties.

2. Subject to the approval at Chugai's Shareholders' Meeting, Chugai plans to amend its Articles of Incorporation as set forth in Attachment 1, and Nippon Roche hereby approves the same. The amendments shall take effect upon the approval mentioned above irrespective of whether this Agreement is approved.

3. Chugai plans to make early redemption of its convertible bonds of Series No.5 on June 28, 2002 at the redemption amount of 104 yen per par value of 100 yen, and Nippon Roche hereby approves the same.

4. Subject to the approval at Chugai's Shareholders' Meeting, Chugai plans to conduct reductions of its capital and capital reserve as set forth in Items (1) and (2) below prior to the Merger, and Nippon Roche hereby approves the same.

(1) Capital Reduction
Chugai shall reduce its capital by the amount of 19,059,766,940 yen, without changing the total number of its issued shares. Upon this capital reduction, Chugai shall, to its shareholders (including the substantial shareholders (*jisshitsu kabunushi*); the same shall be applied hereinafter) registered on the shareholders' registry (including the substantial shareholders' registry (*jisshitsu kabunushi meibo*); the same shall be applied hereinafter) of Chugai as of the end of July 31, 2002 (the "Allotment Standard Date"), (i) allot 0.043 share of common stock of Gen-Probe Incorporated. (Address of its head office: San Diego, California, U.S.A.) ("Gen-Probe") and (ii) distribute cash in an amount obtained by the formula below, for every one (1) share of common stock of Chugai owned by such shareholders.

$$\text{Cash Amount to be Distributed (Per Share)} = \frac{\text{6,247,132,740 (yen)}}{\text{Total Number of Issued Common Stock of Chugai as of the Allotment Standard Date}}$$

(2) Capital Reserve Reduction
Chugai shall reduce its capital reserve by the amount of 19,059,766,940 yen. Upon this capital reserve reduction, Chugai shall, to its shareholders registered on the shareholders' registry of Chugai as of the Allotment Standard Date, (i) allot 0.043 share of common stock of Gen-Probe and (ii) distribute cash in an amount obtained by the formula below, for every one (1) share of common stock of Chugai owned by such shareholders.

Cash Amount 6,247,132,740 (yen)

to be Distributed = (Per Share)	Total Number of Issued Common Stock of Chugai as of the Allotment Standard Date

5. Subject to the approval at Chugai's Shareholders' Meeting, Chugai plans to issue new shares with such terms as set forth below to Roche Pharmholding B.V. ("Roche Pharmholding") prior to the Merger, and Nippon Roche hereby approves the same.

   (1) Number of new shares to be issued:
   The number determined by the Board of Directors of Chugai in accordance with the agreement between Roche Pharmholding and Chugai, but no more than 111,231,514 common shares
   (2) Issue price: 1,780 yen per share
   (3) Maximum total issue price: 197,992,094,920 yen
   (4) Amount of the issue price not to be allocated to capital: 890 yen per share
   (5) Initial date in reckoning dividends: On a per diem basis
   (6) Method of allocation: All the shares to be issued shall be allocated to Roche Pharmholding.

6. Chugai plans to sell, prior to the Merger, to a third party 9,400 shares in Chugai Diagnostics Science Co., Ltd. ("CDS"), which constitute all the issued shares in CDS, and certain assets related to CDS, and Nippon Roche hereby approves the same.

7. Subject to the approval at the extraordinary shareholders' meeting which will be held prior to its Shareholders' Meeting, Nippon Roche plans to amend its Articles of Incorporation as set forth in Attachment 2, and Chugai hereby approves the same. The amendments shall take effect upon the approval mentioned above, irrespective of whether this Agreement is approved.

8. Nippon Roche plans to issue bonds with warrants (convertible bond type) with such fundamental terms as set forth in Attachment 3 to Roche Pharmholding prior to the Merger, and Chugai hereby approves the same.

Article 11. (Limit on the Amount of Dividends)

1. Chugai may, subject to the approval at its Shareholders' Meeting, distribute dividends within the total amount of 2,016,192,576 yen (8 yen per share) with respect to the fiscal year ending March 31, 2002.

2. Nippon Roche may, subject to the approval at its annual shareholders' meeting prior to the Merger, distribute dividends within the total amount of 3,938,968,000 yen (44,761 yen per share) with respect to the fiscal year ending June 30, 2002.

Article 12. (Retirement Allowance)

Subject to the approval of the annual shareholders' meeting of Nippon Roche set forth in Article 11.2, the retirement allowance for the directors and the statutory auditors of Nippon Roche who will retire from office upon the Merger shall be paid by Chugai after the Merger within the total amount of 133,847,423 yen.

Article 13. (Effect of Agreement)

This Agreement shall lose effect in any case set forth in the following items:

(1) if this Agreement is not approved at the Shareholders' Meeting of either Chugai or Nippon Roche;

(2) if any approval of the relevant government authorities required by laws or regulations is not obtained;

(3) if any of the conditions agreed upon in the Basic Alliance Agreement between Chugai and Roche Pharmholding as conditions precedent to the Merger is, prior to the merger date, neither satisfied nor waived by the party that has the right to waive the satisfaction of such conditions.

Article 14. (Matters for Consultation)

In addition to the matters set forth in this Agreement, any necessary matters with respect to the Merger shall be determined upon consultation between the parties hereto in accordance with the purposes of this Agreement.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement in duplicate, and each will retain one (1) copy hereof.

May 24, 2002

Chugai:	5-1 Ukima 5-chome, Kita-ku, Tokyo Chugai Pharmaceutical Co., Ltd. Representative Director and President Osamu Nagayama [Signature]
Nippon Roche:	6-1 Shiba 2-chome, Minato-ku, Tokyo Nippon Roche. Representative Director and Chairman Hiroaki Shigeta [Signature] Representative Director and President Wataru Ogawa [Signature]

[Translation]

Attachment 1

Amendment to Chugai's Articles of Incorporation prior to Merger

[Translation of this Attachment is omitted. Please refer to the Second Item of Business in the REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTING RIGHTS I]

[Translation]

Attachment 2

Amendment to Nippon Roche's Articles of Incorporation prior to Merger

(The amended words are underlined.)

Current Articles	Proposed Amendment
Article 4 (Method of giving public notice) Any public notice of the Company shall be given in <u>official gazettes</u>.	Article 4 (Method of giving public notice) Any public notice of the Company shall be given in <u>*the Nihon Keizai Shinbun* published in the Tokyo area</u>.
Article 40 (Payment of dividends) 1. Dividends of the Company shall be paid to the shareholders or the registered pledgees recorded on the register of shareholders as of <u>December 31</u> of each year. 2. (omitted) 3. (omitted)	Article 40 (Payment of dividends) 1. Dividends of the Company shall be paid to the shareholders or the registered pledgees recorded on the register of shareholders as of <u>June 30</u> of each year. 2. (same as at present) 3. (same as at present)

[Translation]

Attachment 3

Fundamental Conditions of Nippon Roche's Bonds with Warrants

1. The Bonds with Warrants (Convertible Bond Type) corresponding to the Convertible Bonds of Series No.5 issued by Chugai

(1) Total amount of the bonds

$$\text{Total amount of the bonds} = \frac{A}{B} \times 1{,}780 \times \frac{0.501}{0.499}$$

A= Total face value of the convertible bonds of Series No.5 issued by Chugai outstanding as of July 31, 2002.

B= Conversion price of the convertible bonds of Series No.5 issued by Chugai applicable as of December 10, 2001.

(2) Face value of each bond
Equal to or greater than 100 million yen

(3) Issue price of each bond
100% of the face value of the bond

(4) Issue price of each warrant
No payment

(5) Type of shares to be issued upon the exercise of the warrants
Common stock

(6) Number of shares to be issued upon the exercise of the warrants

$$\text{Number of shares} = \frac{\text{Total amount of the face value of the bonds with warrants submitte by the bondholder to exercise the warrants}}{\text{Exercise price}}$$

(7) Amount to be paid as of the exercise of each warrant
The same amount as the issue price of each bond

(8) Exercise period
Between the merger date and June 29, 2006

(9) Initial exercise price
3,977,267.60 yen
(The exercise price may be adjusted in certain events after the issuance of the bonds with warrants.)

(10) Coupon rate of the bond
0.8969% annually, payable on a semi-annual basis

(11) Maturity Date
June 30, 2006

(12) Payment for the warrants
The exercise of the warrants shall constitute the payment stipulated in Article 341-13, Clause 1 of the Commercial Code, in substitution for the redemption of all the bonds to which relevant warrants are attached.

(13) Method of allocation
The bonds shall be allocated only to Roche Pharmholding B.V. ("Roche Pharmholding").

(14) Others
Other terms and conditions shall be determined by a resolution of Nippon Roche's board of directors which shall resolve the issuance of the bonds with warrants pursuant to the agreement between Chugai and Roche Pharmholding. It is possible that the conditions above may be amended by Nippon Roche's board of directors pursuant to the agreement between Chugai and Roche Pharmholding.

2. The Bonds with Warrants (Convertible Bond Type) corresponding to the Convertible Bonds of Series No.6 issued by Chugai

(1) Total amount of the bonds

$$\text{Total amount of the bonds} = \frac{A}{B} \times 1{,}780 \times \frac{0.501}{0.499}$$

A= Total face value of the convertible bonds of Series No.6 issued by Chugai outstanding as of July 31, 2002.

B= Conversion price of the convertible bonds of Series No.6 issued by Chugai applicable as of December 10, 2001.

(2) Face value of each bond
Equal to or greater than 100 million yen

(3) Issue price of each bond
100% of the face value of the bond

(4) Issue price of each warrant
No payment

(5) Type of shares to be issued upon the exercise of the warrants
Common stock

(6) Number of shares to be issued upon the exercise of the warrants

$$\text{Number of shares} = \frac{\text{Total amount of the face value of the bonds with warrants submitted by the bondholder to exercise the warrants}}{\text{Exercise price}}$$

(7) Amount to be paid as of the exercise of each warrant
The same amount as the issue price of each bond

(8) Exercise period
Between the merger date and September 29, 2008

(9) Initial exercise price
3,977,267.60 yen
(The exercise price may be adjusted in certain events after the issuance of the bonds with warrants.)

(10) Coupon rate of the bond
0.8969% annually, payable on a semi-annual basis

(11) Maturity Date
September 30, 2008

(12) Payment for the warrants
The exercise of the warrants shall constitute the payment stipulated in Article 341-13, Clause 1 of the Commercial Code, in substitution for the redemption of all the bonds to which relevant warrants are attached.

(13) Method of allocation
The bonds shall be allocated only to Roche Pharmholding.

(14) Others
Other terms and conditions shall be determined by a resolution of Nippon Roche's board of directors which shall resolve the issuance of the bonds with warrants pursuant to the agreement between Chugai and Roche Pharmholding. It is possible that the conditions above may be amended by Nippon Roche's board of directors pursuant to the agreement between Chugai and Roche Pharmholding.

(2)Reference for the Merger Agreement

(i) Amendment to the Article of Incorporation attributable to the Merger(Article 2 of the Merger Agreement)

a) The reason for the amendment
The current Article 18 shall be amended in order to secure attendance of the external Directors who shall assume offices upon the Merger.

b) Contents of the amendment
The proposed amendment is as follows; and shall be effective as of the date of the Merger. The number of the article shall be renumbered when the second item of business shall be approved without any change.

(The amended words are underlined.)

Current Articles	Proposed Amendment
Article 18. (Convocation and Chairperson of Meetings of Board of Directors) 1. (Omitted) 2. A convocation notice set forth in the preceding paragraph shall be dispatched to each director and statutory auditor at least <u>three (3) days</u> prior to the date of such meeting, except as otherwise agreed by all directors and statutory auditors.	Article 18. (Convocation and Chairperson of Meetings of Board of Directors) 1. (Provided as Before) 2. A convocation notice set forth in the preceding paragraph shall be dispatched to each director and statutory auditor at least <u>one (1) week</u> prior to the date of such meeting, except as otherwise agreed by all directors and statutory auditors.

[Translation]

(ii) Directors to assume office upon the Merger(Article 9 of the Merger Agreement)

The Candidates for directors upon the Merger are as follows. The term of office shall commence on the Merger date.

Name (Date of Birth)	Professional Career		Number of Chugai shares held
Wataru Ogawa (29 October, 1946)	April, 1969:	Sony Corporation	0 shares
	November, 1987:	Vice President, Corporate Planning, Sony Corporation of America	
	August, 1998:	Global Marketing General Manager, Sony Corporation	
	January, 2000:	F. Hoffmann-La Roche, Ltd.	
	September, 2000:	Member of the Board, Nippon Roche.	
	January, 2001:	President and CEO, Nippon Roche. (present)	
Franz Bernhard Humer (1 July, 1946)	September, 1971:	ICME Zurich	0 shares
	November, 1973:	Schering Plough Corporation	
	October, 1981:	Glaxo Holdings plc	
	July, 1986:	Director of Marketing Development and Product Licensing, Glaxo Holdings plc	
	September, 1987:	Managing Director, Glaxo Pharmaceutical Limited	
	September, 1989:	Director, Commercial Strategy, Glaxo Holdings plc	
	September, 1993:	Chief Operating Director, Glaxo Holdings plc	
	April, 1995:	Member of the Board of Directors and of the Corporate Executive Committee, Head of the Pharma Division, Roche Holding Ltd.	
	June, 1995:	Member of the Board of Directors, Genentech, Inc. (present)	
	January, 1996:	Chief Operating Officer, Roche Holding Ltd.	
	January, 1998:	Chief Executive Officer, Roche Holding Ltd. (present)	
	April, 2001:	Chairman of the Board of Directors, Roche Holding Ltd. (present)	

William M. Burns (12 October, 1947)	September, 1969: September, 1986: January, 1988: March, 1991: March, 1995: March, 1998: January, 2000: January, 2001:	Beecham Pharmaceuticals Director of Sales and Marketing, Roche Welwyn Head of Pharmaceuticals Division, Roche Welwyn Head of Strategic Marketing & Business Development, F. Hoffmann-La Roche Ltd. Member of the Board, Roche Registration Ltd. (present) Head of Europe/International, F. Hoffmann-La Roche Ltd. Member of Corporate Executive Committee, Roche Holding Ltd. (present) Head of Pharmaceuticals Division, F. Hoffmann-La Roche Ltd. (present)	0 shares
Hiroaki Shigeta (29 July, 1942)	September, 1967: July, 1983: December, 1985: October, 1990: June, 1993: March, 1994: January, 2001:	Sandoz Yakuhin K.K. Vice President, Sandoz Yakuhin K.K. President, Givaudan K.K. President, Roche Portugal President, Nippon Roche. President, AGENE Research Institute Co., Ltd. (present) Chairman of the Board, Nippon Roche. (present)	0 shares

(Notes)

1. Dr. Franz Bernhard Humer and Mr. William M. Burns satisfies the condition of external Director prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

2. Dr. Franz Bernhard Humer assumes multiple positions other than the aforesaid, such as representative directors of several companies in Roche Group, with some of which Nippon Roche K.K. has certain relationship in pharmaceutical business. The Company also has contractual relationship related to the proposed alliance, with those companies.

3. Contents of Explanatory Statement for Determination of Merger Ratio as provided for in Article 408-2, Paragraph 1, Item 2 of the Commercial Code of Japan

In respect to the merger with effect from October 1, 2002 (the Merger") between the Company and Nippon Roche. ("Nippon Roche"), a 100% owned subsidiary of F. Hoffmann-La Roche Ltd. ("Roche"), it is determined that 2,234.42 shares of the Company will be allotted for each share of Nippon Roche (the "Merger Ratio") in the manner described below.

(1) Prior to negotiations with Nippon Roche for the merger ratio in connection with the merger, the Company appointed J.P. Morgan Securities Inc. ("J.P. Morgan") as its financial advisor and requested it to prepare a value assessment proposal for shares of common stock of each of the Company and Nippon Roche as a basis for negotiations and discussions between the Company and Nippon Roche.

(2) J.P. Morgan assessed the assumed value of shares of each of the Company and Nippon Roche on a non-consolidated basis and on a consolidated basis, respectively, by way of a market price/comparative share value analysis and a discounted cash flow (DCF) and further taking into consideration comprehensively these assessment methods and furthermore examining and referring a similar case

comparative method and delivered a value assessment proposal for shares of common stock of each of the Company and Nippon Roche, including the Merger Ratio.

(3) The Company considered the value assessment proposal delivered by J.P. Morgan, and negotiated and discussed with Nippon Roche for the purpose of determining the merger ratio, having in mind the effect arising from the alliance with Roche and conducted due diligence of Nippon Roche from November 12 to November 23, 2001. On December 10, 2001 the Company approved the Basic Alliance Agreement concerning the Alliance (the "Basic Alliance Agreement"), including, among other things, the Merger Ratio at its meeting of the Board of Directors, which was entered into between the Company and Roche Firm Holdings B.V., a 100% owned subsidiary of Roche. Moreover, on May 24, 2002 the Company approved through its meeting of the Board of Directors the merger agreement providing for the Merger Ratio between the Company and Nippon Roche.

(4) Prior to the meeting of the Board of Directors of the Company held on December 10, 2001, J.P. Morgan in its position as financial advisor delivered to the Company an opinion dated the same date stating that a series of transactions contemplated under the Basic Alliance Agreement (including the transaction by which shares of the Company will be allotted to the shareholders of Nippon Roche at the Merger Ratio) as a whole are fair and reasonable to shareholders of the Company from a financial point of view. In the preparation and delivery of the opinion, various preconditions, which J.P. Morgan set forth for its opinion, are stated therein.

4. Contents of Balance Sheet and Profit and Loss Statement of the Party Companies pursuant to Article 408-2, Paragraph 1, Items 3 and 5 of the Commercial Code

The balance sheet and profit and loss statement of the Company is shown in the above-mentioned schedule.

The balance sheet and profit and loss statement of Nippon Roche are shown in the following pages.

[Translation]

CHUGAI PHARMACEUTICAL 2002

70TH FISCAL YEAR BALANCE SHEET

(As of December 31, 2001)

[Nippon Roche.]

(Thousand Yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets	**53,302,889**	**Current Liabilities**	**42,958,459**
Accounts receivable-trade	36,035,298	Accounts payable-trade	11,412,056
Merchandise	988,840	Short-term borrowings	18,432,571
Finished goods	5,586,677	Other payable	1,384,522
Raw materials	6,275,737	Accrued expenses	3,025,939
Work in process	1,364,137	Accrued corporation tax, etc.	7,715,083
Supplies	2,486	Accrued consumption tax	314,064
Prepaid expenses	321,648	Interest swap liabilities	583,582
Accounts receivable-other	1,370,072	Other current liabilities	90,639
Deferred tax assets	244,583	**Non-current Liabilities**	**6,411,741**
Interest swap assets	839,417	Long-term debt	2,314,000
Other current assets	407,689	Deposit received	36,433
Allowance for doubtful receivables	- 133,700	Reserve for retirement benefits	4,061,307
Fixed Assets	**21,669,362**	**Total of Liabilities**	**49,370,200**
Tangible Fixed Assets:	**18,007,041**		
Buildings	12,191,382	SHAREHOLDERS' EQUITY	
Structures	492,804	**Paid-in Capital**	**8,800,000**
Machinery and equipment	2,363,626	**Statutory Reserve**	**1,000,000**
Vehicles and delivery equipment	12,826	Legal reserve	1,000,000
Tools, furniture and fixtures	1,017,105	**Retained earnings**	**15,803,019**
Land	1,901,195	Reserve for deferred capital gain	1,354,101
Construction in progress	28,100	Unappropriated retained earnings for the fiscal year under review	14,448,918
Intangible Fixed Assets	**373,704**	(Net income for the fiscal year under review)	1,249,495
Telephone rights and other	33,839	**Valuation loss and pofit**	- 968
Software	339,864	Valuation loss of other securities	- 968
Investments, etc.	**3,288,616**		
Investments in securities	27,058	**Total of Shareholders' Equity**	**25,602,051**
Long-term loans receivable	785,993		
Lease deposits	1,107,109		
Long-term prepaid expenses	1,017,263		
Deferred tax assets	210,021		
Other investments, etc.	164,960		
Allowance for doubtful receivables	- 23,790		
TOTAL	74,972,251	TOTAL	74,972,251

[Translation]

70TH FISCAL YEAR PROFIT AND LOSS STATEMENT
(From January 1, 2001 to December 31, 2001)

[Nippon Roche.]

(Thousand Yen)

ITEM	AMOUNT DETAILS	AMOUNT TOTAL
RECURRING PROFIT AND LOSS8		
Operating Profit and Loss		
Operating Income:		
Net sales	74,967,529	
Sales deductions	- 626,824	
Commission income	24,013	74,364,718
Operating Expenses:		
Cost of goods sold	30,907,197	
Selling, general and administrative expenses	32,182,132	63,089,330
Operating Profit		**11,275,387**
Non-Operating Profit and Loss		
Non-Operating Income		
Interest and dividends	293,967	
Rental income from real estates	438,492	
Markup of research cost reimbursed	284,874	
Foreign exchange gain	647,991	
Other non-operating income	65,570	1,730,896
Non-Operating Expenses		
Interest	683,506	
Write-down of investment securities	33,700	
Provision for allowance for doubtful accounts	7,690	
Other non-operating expenses	28,089	752,985
Recurring Profit		**12,253,298**
SPECIAL PROFIT AND LOSS		
Special Profit:		
Gain on sales of investment securities	139,900	
Compensation for transfer of distribution right	504,500	644,400
Special Loss:		
Loss on disposal of inventories	271,019	
Loss on disposal of fixed assets	264,533	
Devaluation of golf membership	86,586	
Amortization of difference in retirement liability occurred due to application of a new accounting standard	1,412,125	
Special retirement payments	262,482	2,296,746
Income before Income Tax for the fiscal year under review		**10,600,951**
Corporation, inhabitants and enterprise taxes		5,223,834
Corporation, inhabitants and enterprise taxes for prior years		4,363,991
Deferred income taxes		- 236,369
Net Income for the Fiscal Year under Review:		**1,249,495**
Retained Earnings brought forward from the Previous Year		13,199,423
Unappropriated Retained Earnings for the Fiscal Year under Review		**14,448,918**

(Note)

1. Significant Accounting Policies

(1) Standard and method of evaluation in securities:

Other securities:

Marketable securities:	Market price method based on the fair market price, etc. as of the settlement of accounts at the end of the fiscal year. (Any difference resulting from evaluation of securities shall directly be entered into capital account, while any cost of sales of marketable securities shall principally be calculated based on a moving average cost method.)
Non-marketable securities:	Cost method on a moving average cost method

(2) Standard and method of evaluation of derivatives:

Market price method

(3) Standard and method of evaluation of inventories:

Lower cost method on a moving average cost method

(4) Method of depreciation of tangible fixed assets:

Straight line method

(5) Method of depreciation of tangible fixed assets:

In relation to software used in the Company, straight line method based on the estimated available period (5 years)

(6) Method of accounting for material allowances:

(a) Allowance for doubtful receivables:

It is stated an estimated amount not to be collectible, in consideration of the estimated amount based on the bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to certain receivables such as doubtful accounts, for the preparation for future losses arising bad debts such as certain accounts and loans receivable.

(b) Reserve for retirement benefits:

It is stated based on liabilities for retirement benefits and pension funds as at the end of the fiscal year under review, for the preparation for future payment of retirement benefits for employees. Difference resulting from the change in an accounting standard (JPY 1,412,125 thousand) is accounted for as expenses in a lump. And, difference resulting from actuarial calculation is to be accounted for as expenses from the next fiscal year by a straight line method for specified years (10 years) within the average years for the remaining years of service of employees at the time of its accrual.

(7) Accounting of consumption tax, etc:

No consumption tax (including local consumption tax) is included in the financial statements.

(Additional information)

(1) Accounting standard for retirement benefits:

Accounting standard for retirement benefits ("Opinion concerning the Establishment of Accounting Standard for Retirement Benefits", Business Accounting Council on June 16, 1998) is applicable from this fiscal year. As a result, retirement benefit expenses increased by JPY 532,813 thousand, operating income increased by JPY 879,311 thousand and income before income tax for the fiscal year under review decreased by JPY 532,813 thousand, compared with those calculated in accordance with the former standard.

(2) Accounting standards for financial instruments:

Accounting standard for financial instruments ("Opinion concerning the Establishment of Accounting Standard for Financial Instruments", Business Accounting Council on January 22, 1999) is applicable from this fiscal year. As a result, recurring profit and income before income tax for the fiscal year under review increased by JPY 150,228 thousand compared with those calculated in accordance with the former standard.

(3) Accounting standards for foreign currency transactions, etc:

Amended accounting standard for foreign currency transactions, etc. ("Opinion concerning the Establishment of Accounting Standard for Foreign Currency Transactions, etc.", Business Accounting Council on October 22, 1999) is applicable from this fiscal year. Such change does not have an influence on any profit and loss.

2. As for Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: JPY 21,070,310 thousand

(2) Material lease assets:

In addition to the fixed assets stated on the balance sheet, most of electric computers and their peripheral equipments and vehicles are leased and used pursuant to lease agreements.

(3) Credits to the directors: JPY 5,865 thousand

(4) Material foreign currency assets and liabilities:

(a)	Accounts receivable	JPY 21,125 thousand (US$60 thousand) (CHF154 thousand) (AU$15 thousand)
(b)	Accounts payable	JPY 6,263,003 thousand (CHF78,509 thousand) (US$235 thousand) (STG£ 306 thousand)

(5) Current income per share: JPY 14,198

3. As for Profit and Loss Statement

(1) Research and development expenses: JPY 4,639,110 thousand

(2) Other material matters:

Mutual agreement procedure concerning transfer price has been settled between both governmental authorization of Switzerland and Japan while the Company had been applying for no action letter concerning such matter. As a result, corporation tax, resident tax and enterprise tax for retroactive year and JPY 3,923,000 thousand are stated as an estimated amount.

(Note)

In the Balance Sheet and the Profit and Loss Statement, amounts less than JPY 1,000 (one thousand) are rounded down.

5. Matters concerning the Resolution of this Item of Business

This Item of Business is subject to the condition that all of the Seventh, Eighth and Ninth Items of Business are approved and passed as proposed.

Seventh Item of Business: **Reduction in Capital**

1. The Reason for Reduction in Capital

The Company has decided to merge Gen-Probe Holding Company Inc., the Company's wholly-owned U.S. subsidiary with and into Gen-Probe, the wholly-owned U.S. subsidiary of Gen-Probe Holding Company Inc. (provided Gen-Probe introduces the stock-option plan for the officers and employees) and to have Gen-Probe spun-off from the Company after the merger, as described in 4 and 5 (1) of the "Background Information regarding Sixth through Ninth Items of Business" hereinbefore. It is convinced that the best way to meet the strong expectations of the shareholders of the Company is that they hold the shares of Gen-Probe after the Spin-off and, accordingly, it is proposed to allocate the shares of Gen-Probe in proportion to the shareholdings in the Company. Upon evaluation of measures to complete the Spin-off from the legal point of view, it is convinced that the best way to complete the Spin-off is through a reduction in the capital as well as a reduction in the capital reserve, which is the subject of the Eighth Item of Business.

Further, upon the capital reduction, the Company wishes to distribute cash as well as the shares of Gen-Probe. Such cash will, however, not be actually paid to shareholders who are subject to the 20% or higher rate of withholding income tax, because such cash is to be allocated to the payment of the withholding income tax that the Company is obliged to collect and pay (Note 1).

The capital amount to be reduced is JPY 19,059,766,940, which is half of the amount of the book value of the shares of Gen-Probe held by the Company plus the cash amount to be distributed upon the capital reduction in the amount of JPY 6,247,132,740.

The Company respectfully requests the shareholders to approve this Item of Business.

(Note 1) For the purpose of tax procedures, the "deemed dividends" will be recognized in connection with the Spin-off. Individual shareholders will be charged additional income and residential tax on the final return in case the graduated tax rate applied to them is higher than 20%. Further, shareholders who have chosen the 35% separate withholding taxation in the case of small amount dividends will be charged the tax equivalent to the balance (15%). In this case the residential tax will also be charged. Corporate shareholders will be charged the standard corporate tax. Provided, however, the actual tax obligation after taking into account the transfer gain or loss arising out of the Spin-off will depend on the respective circumstances of each of corporate and individual shareholders.

2. Contents of Reduction in Capital

(1) The capital amount to be reduced:

The capital amount of the Company will be reduced by JPY 19,059,766,940.

(2) The method of the reduction in the capital:

(a) The aggregate number of the issued shares of the Company will not be changed, and only the capital amount will be reduced by JPY 19,059,766,940.

(b) Upon the capital reduction, each shareholder (including beneficial shareholder) registered on Chugai's shareholders' registry (including the beneficial shareholders' registry) as of July 31, 2002 (the "Record Date for Allotment") shall be (i) allotted 0.043 shares of Gen-Probe common stock and (ii) paid cash in the amount obtained by the following formula, for each and every one share of Chugai common stock owned by the shareholder as of the Record Date for Allotment:

$$\text{The amount of cash tobe distributed per share (JPY)} = \frac{\text{JPY } 6{,}247{,}132{,}740}{\text{The aggregate number of the issued common stock of the Company as of the Record Date for Allotment}}$$

Provided, however, in case there is any allotment of any fractional share, which is less than 1 common stock, in the allotment of the shares of Gen-Probe stated in (i) above, the amount equivalent to the aggregate amount of such fractional shares in Gen-Probe will be sold by a third-party institution in the market and the proceeds thereof, after being converted into Japanese Yen, will be delivered to the relevant shareholders in proportion to the amount of the fractional shares to be allotted (Note 3). The said proceeds may not be consistent with the amount based on the corporate value of Gen-Probe.

Further, in the cash returns to the shareholders stated in (ii) above, amounts shall be added with the cash return amounts under the eighth item of business (Reduction in Capital Reserve) and then amounts less than JPY 1 shall be rounded down.

Further, in the cash returns to the shareholders stated in (ii) above, amounts shall be added with the cash return amounts under the eighth item of business (Reduction in Capital Reserve) and then amounts less than JPY 1 shall be rounded down.

(c) The Board of Directors will be authorized to deal with other necessary matters in its sole discretion.

For your information, the effective date of the reduction in the capital is scheduled in mid-September, 2002.

(Note 2) Based on the aggregate number of the issued shares of the Company and the terms and conditions of the outstanding convertible bonds of the Company as of March 31, 2002, the aggregate number of issued shares of the Company as of the Record Date for Allotment will be between 252,068,546 and 306,631,490. Provided, however, in case that 44,492 treasury shares of the Company held as of March 31, 2002 and the treasury shares to be acquired by the Company on or prior to the Record Date For Allotment are cancelled, the number of shares so cancelled shall be deducted from the number of the shares stated above.

(Note 3) The sale of the fractional shares, each of which is less than 1 share of Gen-Probe and the delivery of the proceeds thereof shall be made in case there exist such fractional shares after summing up the common shares of Gen-Probe to be allotted pursuant to the reduction in the capital and pursuant to the reduction in the capital reserve to be discussed under the Eighth Item of Business.

3. Matters concerning the Resolution of this Item of Business

This Item of Business is subject to the condition that all of the Sixth, Eighth and Ninth Items of Business are approved and passed as proposed.

[Translation]

Eighth Item of Business: Reduction in Capital Reserve

1. The Reason for Reduction of Capital Reserve

The object of this Item is to make a reduction in the capital reserve as a method of making the Spin-off possible in light of legal requirement together with the reduction in the capital to be discussed under the Seventh Item of Business.

The Company wishes to return cash as well as allocate the shares of Gen-Probe, ancillary to the reduction in the capital. Such cash will, however, not be paid to shareholders who are subject to the 20% or higher rate of withholding income tax since such cash is to be allocated to the payment of the withholding tax the Company is obliged to charge and pay (Note 1).

The amount of the capital reserve to be reduced is JPY 19,059,766,940, which is a half of the amount of the book value of the shares of Gen-Probe held by the Company plus JPY 6,247,132,740, the cash return amount ancillary to the reduction in the capital reserve.

The Company respectfully requests the shareholders to approve this Item of Business.

(Note 1) For the purpose of tax procedures, the "deemed dividends" will be recognized ancillary to the Spin-off. Individual shareholders will be charged additional income and residential tax on the final return in case the graduated tax rate applied to them is higher than 20%. Further, shareholders who have chosen the 35% separate withholding taxation in the case of small amount dividends will be charged the tax equivalent to the balance (15%). In this case the residential tax will also be charged. Corporate shareholders will be charged the standard corporate tax. Provided, however, the actual tax obligation after taking into account the transfer gain or loss arising out of the Spin-off will depend on the respective circumstances of each of corporate and individual shareholders.

2. Contents of Reduction of Capital Reserve

(1) The amount of the capital reserve to be reduced:

The amount of the capital reserve of the Company will be reduced by JPY 19,059,766,940.

(2) The method of the reduction of the capital reserve:

(a) Upon the reduction in capital reserve, each shareholder (including beneficial shareholder) registered on Chugai's shareholders' registry (including the beneficial shareholders' registry) as of Record Date for Allotment shall be (i) allotted 0.043 shares of Gen-Probe common stock and (ii) paid cash in the amount obtained by the

following formula, for each and every one share of Chugai common stock owned by the shareholder as of the Record Date for Allotment:

$$\text{The amount of cash return (JPY) (per share)} = \frac{\text{JPY } 6{,}247{,}132{,}740}{\text{The aggregate number of the issued common stock of the Company as of the Record Date for Allotment}}$$

Provided, however, in case there is any allotment of any fractional share, which is less than 1 common stock, in the allotment of the shares of Gen-Probe stated in (i) above, the amount equivalent to the aggregate amount of such fractional shares of Gen-Probe will be sold by a third-party institution in the market and the proceeds thereof, after being converted into Japanese Yen, will be delivered to the relevant shareholders in proportion to the amount of the fraction to be allotted (Note 3). The said proceeds may not be consistent with the amount based on the corporate value of Gen-Probe. Further, in the cash returns to the shareholders stated in (ii) above, amounts shall be added with the cash return amounts under the seventh item of business (Reduction in Capital) and then amounts less than JPY 1 shall be rounded down.

(b) The Board of Directors will be authorized to deal with other necessary matters in its sole discretion.

For your information, the effective date of the reduction in the capital reserve is scheduled in mid-September, 2002.

(Note 2) Based on the aggregate number of the issued shares of the Company and the terms and conditions of the outstanding convertible bonds of the Company as of March 31, 2002, the aggregate number of issued shares of the Company as of the Record Date for Allotment will be between 252,068,546 and 306,631,490. Provided, however, in case that 44,492 treasury shares of the Company held as of March 31, 2002 and the treasury shares to be acquired by the Company on or prior to the Record Date For Allotment are cancelled, the number of shares to be so cancelled shall be deducted from the number of shares stated above.

(Note 3) The sale of the fractional shares, each of which is less than 1 share, of the shares of Gen-Probe and the delivery of the proceeds thereof shall be made in case there exist such fractional shares after summing up the shares of Gen-Probe to be allotted pursuant to the reduction in the capital reserve and pursuant to the reduction in the capital to be discussed under the Seventh Item of Business.

3. Matters concerning the Resolution of this Item of Business

This Item of Business is subject to the conditions that all of the Sixth, Seventh and Ninth Items of Business are approved and passed as proposed.

Ninth Item of Business: Issuance of New Shares by Allocation to Third Parties

1. Contents of the Issuance of New Shares
   (1) Maximum amount of new shares to be issued:
   111,231,514 shares
   (2) Issue price:
   JPY 1,780 per share
   (3) Maximum aggregate amount of issue price:
   JPY 197,992,094,920
   (4) Amount of the portion of the issue price of the shares not being stated as the capital
   JPY 890 per share
   (5) Initial date of reckoning dividend period
   Daily *pro rata*
   (6) Method of allocation
   The newly issued shares of the Company will be allocated to Roche Pharmholding, a wholly-owned company of Roche, in accordance with the following formula:

$$\text{Number of Shares} = (X-Y) \times \frac{0.501}{0.499} - Y - 196{,}628{,}960$$

X: The aggregate number of the issued shares of the Company as of July 31, 2002

Y: The number of the shares of the Company acquired by Roche Pharmholding by means of the tender offer (See 5(2) of "Background Information regarding Sixth through Ninth Items of Business" hereinbefore).

2. Reason for said Issue Price

As set out in 1 and 5(3) of "Background Information regarding Sixth through Ninth Items of Business" hereinbefore, in execution of the alliance of the Company and Roche, Roche will, through Roche Pharmholding, a wholly-owned company of Roche, acquire approximately 50.1% of the issued shares of the Company. As part of such transaction, the Company will issue new shares, the number of which is determined in accordance with the formula stated in 1(6) above, at JPY 1,780 per share after taking the other terms and conditions of the alliance into consideration.

While the Meeting of the Board of Directors regarding the issuance of the new shares is scheduled to be held in around middle of September 2002, it would be difficult to predict the share price as of the date of such meeting and determine whether the issue price is advantageous or not because such date is still quite far away. Therefore, we would like every shareholder to understand in advance and to approve by a special resolution, the issuance of the new shares at an issue price JPY 1,780.

The Company respectfully requests the shareholders to approve this Item of Business.

3. Matters concerning the Resolution of this Item of Business

[Translation]

This Item of Business is subject to the conditions that all of the Sixth, Seventh and Eighth Items of Business are approved and passed as proposed.

Attachment 54

 [DETAILED SUMMARY TRANSLATION]

June 28, 2001

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo

To our Shareholders:

NOTICE OF RESOLUTION OF
THE 90TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

This notice is to inform you that at the 90th annual general meeting of shareholders, the following matters or items were reported and resolved.

Matters for Reporting: The Business Report, Balance Sheet and Profit and Loss Statement for the 90th Business Term (from April 1, 2000 to March 31, 2001)

With respect to this matter, we reported the contents of the foregoing financial statements.

Matters for Resolution:

First Item of Business: Approval of the Proposed Appropriation of Profit for the 90th Business Term

This Item was approved as originally proposed and the amount of annual dividend per share was resolved to be ¥9.50.

Second Item of Business: Election of Two (2) Directors

With respect to this Item, Henry L. Nordhoff was reelected and reappointed as Director, and Abraham E. Cohen was newly elected as Director and assumed the office of Director.

Third Item of Business: Election of Two (2) Corporate Auditors

With respect to this Item, Kenichi Fujinawa was reelected and reappointed as Corporate Auditor, and Kazunobu Kobayashi was newly elected as Director and assumed the office of Director.

Fourth Item of Business: Granting of Retirement Allowance to Retired Directors

and Corporate Auditor

With respect to this Item, it was resolved that the retirement allowance within a reasonable amount to be determined in accordance with the prescribed rules of the Company be paid to Sadao Taguchi and Tsuguo Ogasawara, who retired from the office of Director and Reiji Yoneyama, who retired from the office of Corporate Auditor, in order to reward their valuable services to the Company. It was approved that the determination of the respective amount, date and method of payment, etc. be entrusted to the Board of Directors with respect to the retired Directors and to mutual consultation among the Corporate Auditors with regard to the retired Corporate Auditor.

PAYMENT OF DIVIDEND

The dividend for the 90th Business Term will be paid on or after June 29, 2001.
You are requested to receive the dividends using the "Notice of Postal Transfer Payment" enclosed herewith at the nearest post office within the prescribed term.

MANAGEMENT PERSONNEL

The Directors and Corporate Auditor of the Company as of June 28, 2001 are as follows:

* Representative Director (President)	Osamu Nagayama
* Representative Director (Deputy President)	Yuji Suzawa
* Director (Executive Vice President)	Ken-ichiro Gocho
* Director (Senior Vice President)	Takeshi Yoshida
* Director (Senior Vice President)	Keiichi Takashige
Director (Senior Vice President)	Motoo Ueno
Director	Hiroshi Mineoka
Director	Henry L. Nordhoff (reappointed)
Director	Abraham E. Cohen (newly-appointed)
Corporate Auditor (Full-time)	Toshio Ohya
Corporate Auditor (Full-time)	Takashi Hagihara
Corporate Auditor	Kenichi Fujinawa (reappointed)
Corporate Auditor	Kazunobu Kobayashi (newly-appointed)

Directors marked * also hold the office of Executive Officer. In addition, Kenichi Fujinawa and Kazunobu Kobayashi are Outside Corporate Auditors within the meaning of Article 18 (1) of the Law Concerning Special Exceptions To the Commercial Code Concerning Audit, Etc. Of Kabushiki Kaisha.

Fourteen (14) Executive Officers (excluding those who also hold the office of Director) were reelected at the Board of Directors' meeting held after the 90th Annual General Meeting of Shareholders.

Attachment 55

[DETAILED SUMMARY TRANSLATION]

CHUGAI PHARMACEUTICAL CO., LTD.

June 27, 2002

To our Shareholders:

NOTICE OF RESOLUTION OF THE 91ST ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 91st Annual General Meeting of Shareholders of the Company held today.

Yours very truly,

OSAMU NAGAYAMA
President & CEO
CHUGAI PHARMACEUTICAL
CO., LTD. (the "Company")
5-1, Ukima 5-chome, Kita-ku, Tokyo

PARTICULARS

Matters for Reporting:

The Business Report for the 91th Business Term (April 1, 2001 to March 31, 2002), the Non-Consolidated Balance Sheet as of March 31, 2002 and the Non-Consolidated Income Statement for aforesaid Business Term.

The contents of the Financial Statements above were reported.

Matters for Resolution:

First Item of Business:

Approval of the Proposed Appropriation of Retained Earnings for the 91st Business Term

This item was approved and resolved as originally proposed. The dividend for the end of the Term was decided to be ¥8.00 per share.

Second Item of Business:

Partial Amendment to the Articles of Incorporation of the Company

This item was approved and resolved as originally proposed.

Third Item of Business:

Election of 6 Directors

This item was approved and resolved as originally proposed. Four Directors, namely Messrs. Osamu Nagayama, Yuji Suzawa, Ken-ichiro Gocho, Motoo Ueno were reelected and two Directors, namely Messrs. Ryuzou Kodama and Etsuro Ogata were newly elected and all assumed their respective offices. Mr. Etsuro Ogata satisfies the condition of external Director prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

Fourth Item of Business:

Election of 1 Statutory Auditor

This item was approved and resolved as originally proposed. Mr. Tsuguo Ogasawara was newly elected as a Statutory Auditor and assumed his office.

Fifth Item of Business:

Granting of Retirement Gratuities to Retiring Directors and a Retired Statutory Auditor

Sixth Item of Business:	**Approval of the Merger Agreement between the Company and Nippon Roche K.K.** This item was approved and resolved as originally proposed.
Seventh Item of Business:	**Reduction in Capital** This item was approved and resolved as originally proposed.
Eighth Item of Business:	**Reduction in Capital Reserve** This item was approved and resolved as originally proposed.
Ninth Item of Business:	**Issuance of New Shares by Allocation to Third Parties** This item was approved and resolved as originally proposed.

New Board of Directors and Executive Officers

At the meeting of the Board of Directors following this Meeting, Representative Directors and Directors with executive power were elected, and Full-time Statutory Auditors were elected from among Statutory Auditors. The new Board of Directors is as follows.

President & Representative Director	Osamu Nagayama (reelected)*
Deputy President & Representative Director	Yuji Suzawa (reelected)*
Deputy President & Director	Ken-ichiro Gocho (reelected)*
Deputy President & Director	Motoo Ueno (reelected)*
Director	Ryuzou Kodama (new)*
Director	Etsuro Ogata (new)
Director	Abraham E. Cohen
Full-time Statutory Auditor	Takashi Hagiwara
Full-time Statutory Auditor	Tsuguo Ogasawara (new)
Statutory Auditor	Ken-ichi Fujinawa
Statutory Auditor	Kazunobu Kobayashi

Also, at the said meeting of the Board of Directors, Executive Officers listed below were elected and assumed their offices.

Senior Vice President	Takeshi Yoshida
Senior Vice President	Hironobu Komiya
Vice President	Akira Okazaki
Vice President	Takao Honma
Vice President	Kazunori Inoue
Vice President	Hiroyuki Saito
Vice President	Tatsumi Yamazaki
Vice President	Yasuo Maeno
Vice President	Hiroyuki Ohta
Vice President	Koichi Shoji
Vice President	Yoshinori Hibino (new)
Vice President	Shozo Matsuyoshi

Payment of Dividend to the Shareholders

The year-end dividend for the 91st Business Term was decided to be payable as from June 28, 2002 to the shareholders.

- End-

Attachment 56

[TRANSLATION]

November 13, 2001

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

To our Shareholders:

NOTICE OF RESOLUTION OF BOARD OF DIRECTORS' MEETING
REGARDING INTERIM DIVIDEND FOR THE 91ST BUSINESS TERM

This notice is to inform you that at the meeting of the Board of Directors of our company held on November 12, 2001, it was resolved regarding the interim dividend for the 91st business term (commencing April 1, 2001 and ending March 31, 2002) as follows:

Pursuant to Article 30 of the Articles of Incorporation of the Company the interim dividend shall be paid to the shareholders or registered pledgees registered in the shareholders' register, etc. as of the close of September 30, 2001.

1. Amount of interim dividend	¥8 per share
2. Effective date of the right to demand payment and the date on which payment begins	December 7, 2001 (Friday)

* * * * *

We plan to send a notice of payment by postal transfer (for those who have designated payment by bank transfer, "Statement of Interim Dividends" and "Confirmation of Bank Account for Transfer of Dividends") on December 6, 2001 to the registered address.

[TRANSLATION]

April 30, 2002

To our Shareholders:

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

NOTICE OF RESOLUTION OF MEETING OF BOARD OF DIRECTORS
REGADING CHANGE IN NUMBER OF SHARES PER UNIT *(TANGEN)*

This notice is to inform you that at the meeting of the Board of Directors of the Company held on April 26, 2002, it was resolved that the number of shares per unit *(tangen)* be changed as follows:

Manner of Change: As of August 1, 2002 (Thursday), the Company will amend its Articles of Incorporation and will change the number of shares per unit *(tangen)* from 1,000 to 100.

(Additional Information)

1. As a result of the above-mentioned change, as of August 1, 2002 (Thursday), a unit of shares for trading on the Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange will also be changed from 1,000 to 100.

2. Shareholders who own 100 registered shares less than one unit (*tangen miman kabu*) or more as of July 31, 2002 will receive a share certificate representing 100 shares for each integral multiple of 100 shares.

3. A certificate representing 500 shares or more is not generally available for trading in units of 100 shares. Accordingly, shareholders owning such a share certificate are requested to have the transfer agent divide the same into share certificates representing 100 shares or to use the central system of depositary and book-entry transfer of share certificates.

4. We will inform you of the details of the exchange of share certificates.

For confirmation, please be informed that shareholders who already use the above-mentioned central system with respect to their own shares are not required to take any procedures.

Attachment 58

[DETAILED SUMMARY TRANSLATION]

Questions and Answers on Alliance with Roche

Chugai Pharmaceutical

02 JUL -8 AM 10:38

Dear Shareholders,

As you may be aware, on December 10 last year Chugai Pharmaceutical agreed to form a strategic alliance with F. Hoffmann-La Roche Ltd., one of the world's leading global health care companies, headquartered in Basle, Switzerland. The goal is to integrate both companies' pharmaceutical operations in Japan, in line with a basic agreement signed by both companies.

In keeping with that agreement, we plan to merge with Roche's subsidiary, Nippon Roche, during the fourth quarter of 2002 (October to December) after having obtained shareholder approval at our annual general meeting scheduled for June 2002. The newly merged entity will continue to be known as "Chugai Pharmaceutical Co., Ltd." and will remain listed on the stock exchanges of Tokyo, Osaka, Nagoya and Fukuoka.

The alliance will allow us to leap ahead as a research and development-driven pharmaceutical company enjoying a solid global business base in Japan through close cooperation with Roche as a leading shareholder and our most important business partner.

By combining Chugai Pharmaceutical, one of Japan's preeminent bio-technology-based pharmaceutical companies with the Roche Group, which includes Genentech, one of the world's leading bio-pharmaceuticals companies, we will have in place a collaborative triangle structure that encompasses Japan, the United States, and Europe. We will all concentrate our capabilities on genome research, which is attracting great attention worldwide, while developing and manufacturing such high-molecular biotechnology offerings as antibody drugs.

We produced this booklet to help our shareholders better understand the initiatives we will implement on the road to integration.

We remain committed to creating one of Japan's best companies while cultivating a global base through the alliance.

We would like to ask for your continued support and encouragement for our endeavors.

May 2002
Osamu Nagayama,
President & CEO

Table of Contents

Why Form an Alliance with Roche?

Q1: What is the purpose of the alliance?
A1: The goal is for Chugai Pharmaceutical to leap ahead as a top pharmaceutical company in Japan while having a global business base. The alliance will include a merger with Roche's Japanese subsidiary, Nippon Roche.

Q2: Why did you choose Roche as your partner?
A2: F. Hoffmann-La Roche Ltd., headquartered in Basel, Switzerland, is one of the world's leading healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. It has annual sales of CHF 29.2 billion (approx. ¥2.3 trillion) and pharmaceutical sales of CHF 18.7 billion (approx. ¥1.47 trillion). Roche has strong research and development capabilities and sells its products in over 170 countries.

Chugai aims to be winning survivor on the global competitive stage so Roche is a highly attractive partner. Chugai concluded that Roche would be an optimal partner after comprehensively assessing the following factors:

(1) Its management culture embraces diversity (proven by past alliances, including capital participation in U.S. Genentech)
(2) Its long-term management vision
(3) Minimal overlaps with Chugai in businesses, functions, and products in Japan. In addition, both partners can complement significantly in the medium and long terms in the development pipeline for cancer, renal-related diseases and others. At the same time, both sides can build complimentary and mutually beneficial marketing systems.
(4) Large potential in reinforcing capabilities to create genomic drug discovery and jointly research therapeutic antibodies.

(Note)
Development pipeline –Drug candidates in clinical development
Genomic drug discovery – Creation of new drugs based on causes of diseases, applying findings about gene functions and expression information.
Therapeutic antibodies – Antibodies as drugs, that play important roles in immune system, notably the removal of foreign bodies and especially microbes.

Q3: What will happen after the merger with Nippon Roche?
A3: The new Chugai will boast top-class R&D, sales, and marketing capabilities in Japan, with sales of around ¥250 billion (in 2000; ranking fifth domestically). In R&D, the Roche Group has 46 new molecular entities in clinical development, while Chugai has 13. The pairing of these will deliver a balanced and strong lineup in the short and medium-to-long terms.

We should be able to construct efficient sales system as the merger will increase the size of academic support teams. Also, both sides will have a combined force of 1,400 medical representatives

Q4: What will happen if the alliance with Roche does not materialize?
A4: To establish global business foundations and pursue sustainable growth, it is

critical to ensure massive, ongoing R&D investments. At this point, there are limitations to stand-alone Chugai's R&D budgets at our current scale. Unfortunately, we cannot spend enough to survive international competition. Of course, we can seek to keep going as a domestically focused pharmaceuticals company. In that case, however, our potential for growth would be poorer than under the path we have chosen.

Integration Schedule

Updated version coming…

What Happens after Integration?

Q6: What synergies do you anticipate after forming the alliance?

A6:

(1) Integration with Nippon Roche to strengthen research base
The combination of Nippon Roche's cancer research and medicinal chemistry capabilities with Chugai's R&D base will strengthen the overall foundation, especially for medicinal chemistry and bio-pharmaceutical technologies.

(2) Collaboration with the Roche group to promote joint research
Chugai and Roche will each concentrate on its own area of expertise, however, as the two companies have many areas in common there will be scope for promotion of joint research. Particularly in the areas of genomic drug discovery joint research will result in higher quality and accelerated timing.

(3) Reinforce Chugai and Roche cooperation in research, development, and sales
While Chugai will in principal sell its own products domestically and overseas, Roche will have the first refusal right in overseas development and sales when Chugai deems that it needs a partner for such activities. At the same time, Chugai will have the first refusal right in Japan for Roche's products. Chugai will market many Roche offerings.

(4) Expansion of strategic areas
Our product lines will be strengthened by augmenting our lineup with products from Nippon Roche in strategic areas (notably, cancer, renal-related diseases, bone/joint disorders, and cardiovascular diseases). This will allow us to become No. 1 or No. 2 in Japan in these fields. We will also be able to cultivate new areas, such as transplants, immune and infectious diseases, digestive ailments, diabetes, and central nervous system illnesses.

(5) Bolster development pipelines
We will have 22 products in the development pipelines, comprising 13 from Chugai and 9 from Nippon Roche. In addition, several Chugai products are in the clinical development stage overseas. This will make Chugai a top Japanese pharmaceutical company with an even stronger lineup.

(6) Leverage manufacturing capabilities through collaboration with the Roche Group
We aim to participate in Roche's global production system for antibody manufacturing and global supply chain.

(7) Strengthen sales force in Japanese market
Chugai will be able to deploy a product strategy focused on fields such as cancer, renal-related disorders, bone/joint disorder, cardiovascular diseases, transplant, immunity and infection problems, drawing on around 1400 medical representatives ranking us No. 4 in Japan in that respect.

Gen-Probe Spin-off and Capital Reduction

Q7 What sort of company is Gen-Probe?
A7 Gen-Probe is based in San Diego, California. It draws on its proprietary nucleic acid amplification technology to develop, manufacture, and commercialize diagnostic products for clinical testing of microorganisms that cause sexually transmitted diseases and viruses. The company was established in 1983. Chugai acquired it in 1989.

In 1996, the National Institutes of Health formally adopted Gen-Probe's technology, which was used to develop a system to safely screen blood. Gen-Probe has since stepped up marketing around the world, including to Red Cross organizations, and has become a leader in diagnostics technologies.

As of December 2001
Number of employees: 644
Net sales: $129,730,000 (around ¥16.9 billion)
Operating income: $4,050,000 (about ¥530 million)

Note: Nucleic acid amplification technology: This is the name for a technique through which DNA probes are used to measure nucleic acid concentrations. Gen-Probe's technique is highly sensitive, amplifying target nucleic acid and sequencing a billion fold.

Q8 What is a spin-off? Why are you spinning off Gen-Probe?
A8 A spin-off entails making a subsidiary independent of the parent. In our case, we will distribute shares of the indirectly wholly owned Gen-Probe to Chugai shareholders in proportion to its shareholdings of Chugai. As such, our current enterprise value will be divided after the spin-off between the Chugai and Gen-Probe

We decided to spin Gen-Probe off, for two reasons:
• New Chugai to concentrate the management resources in core pharmaceutical business,
• Roche is conducting through Roche Diagnostics its own diagnostics business and a competitor of Gen-Probe. If we enter into alliance with Roche without disposing Gen-Probe, it could create serious antitrust concern under US antitrust regulations.

Q9 What is a capital reduction with compensation (?)? How does this differ from a capital reduction without compensation (?)?
A9 In the case of a capital reduction with compensation, a part of existing assets of the company will be distributed back to shareholders. As opposite to this, there is no distribution of assets to shareholders in the case of a capital reduction without compensation. In this transaction, shares of Gen-Probe will be distributed to shareholders of Chugai through the capital reduction with compensation.

Whether with or without compensation, a capital reduction entails decreasing the amount of paid-in capital on the balance sheets, which would not theoretically lower a company's value or give rise negative consequence with shareholder's interest.

Accordingly, our shareholders will receive shares in Gen-Probe through the capital deduction, so there should be no difference in the total economic value of shares of each Gen-Probe and Chugai to be owned by shareholders after the capital reduction to compare with that shareholders currently own. There will be no change with the number of shares each shareholder owns .

(Note)
We intend to make a reduction in the capital reserve together with the paid-in capital reduction.

Q10 Why did you opt for a capital reduction instead of simply divesting Gen-Probe?
A10 We felt that we would better serve the interests of our shareholders if we decided against divesting Gen-Probe, which is unlisted, at its current value. We prefer to distribute Gen-Probe shares to existing Chugai shareholders so they can themselves decide whether or not to keep them. We are confident that the growth path of Gen-Probe will continue in its blood screening systems and related businesses and that the equities markets will look even more favorably on that company.

Receiving Gen-Probe Stock and Later Procedures

Q11: How will you allocate Gen-Probe shares?
A11: We will allocate them on a pro rata basis (proportional distribution). In other words, we will base it on the number of Chugai shares held by shareholders registered as of the Capital Reduction Standard Date (currently scheduled for the end of July).

We are currently assessing the number of Gen-Probe shares that we will allocate per a Chugai share. Factors include U.S. listing standards. We will inform you of the details as soon as we reach a decision.

Q12: How will you distribute Gen-Probe shares?
A12: Soon after the completion of all legal procedures for the capital reduction including, among others, settlement of claims of creditors to disapprove a capital reduction and of necessary steps for the listing of Gen-Probe shares with US stock exchange, the shares will be distributed by Mellon Investor Services, a distribution and transfer agent of Gen-Probe shares. We will inform you as soon as we confirm further details of the distribution. For Japanese shareholders in particular with individual shareholders, a share of Gen-Probe is a foreign stock so trading will be made, in principle, through a foreign security transaction account. If a shareholder do not have such an account, you are encouraged to contact with your broker to open such account. We will inform you later of brokerage houses which offer brokerage service with respect to Gen-Probe shares.

Q13: How can I sell the shares allocated to me?
A13: Trading in Gen-Probe shares will start on U.S. stock exchanges right after we complete spin-off procedures.

In principle, you will need to sell through the brokerage with which you have a foreign equity account.

Q14: I would prefer to have cash instead of Gen-Probe shares.
A14: Under the structure of spin-off, all shareholders need to receive shares of Gen-Probe equally.

However, fractional shares will not be distributed and aggregate net cash proceeds realized by selling such fractional shares by the distribution agent in the market will be distributed ratably to shareholders who would otherwise have received fractional shares.

Q15: What is the meaning of the ¥40 per share in cash to be distributed to shareholders in the capital reduction? Can shareholders receive that money directly?
A15: Through the capital reduction, we will distribute Chugai shareholders Gen-Probe shares appraised value of ¥260 each, plus ¥40 cash, per a Chugai share held. ¥40 is equivalent to the amount of "withholding tax over the deemed dividend". This amount is calculated by factoring in a assumed withholding tax rate of 20% over the deemed dividend to minimize the cash payment burdens on shareholders receiving Gen-Probe shares. Therefore, this amount will not be received by shareholders directly, but will be withheld by the company, just like with other regular dividends. Chugai will pay

this amount directly to the Taxation Bureau on your behalf.

Note: A certain portion of the aggregate value of a Gen-Probe share and cash to be distributed through the capital reduction which is corresponding to the amount of retained earnings of the company against that of paid in capital and capital reserves will be treated as "deemed dividend" and taxable under Japanese tax code. (20% is in general most applicable withholding tax rate, but different rates may be applicable depending upon tax status of each individual). Currently, our assumed amounts of " deemed dividend" and applicable tax amount to be withheld per share will be ¥204 and ¥40 respectively. These figures are estimates based on information available to hand. The actual amount will be determined when the capital reduction is in effect. In addition, actual taxation may differ among shareholders depending on tax position of each shareholder.

Q16: What costs will be entailed in obtaining Gen-Probe shares?
A16: As discussed in Q15, a certain portion of the total value of Gen-Probe shares and cash to be distributed will be treated as deemed dividends and taxable under Japanese tax regulations. Chugai will pay on behalf of shareholders the amount to be withheld by Chugai which is equivalent to 20% of the deemed dividend. However, if applicable income tax rate exceeds 20 %, such individual may need to pay any shortage through the filing of tax return at the end of the year. Similarly, shareholders opting for 35% separate withholding tax will have to pay 15% of the difference upon the share distribution. In that case, they will also have to pay local residents taxes. Corporate shareholders will pay corporate taxes (although, with some exceptions).

In addition, shareholders will have to pay capital gain tax, if applicable.

For those Interested in the Tender Offer...

Q17 You mentioned that the tender offer will be ¥2,136* per share for 10% of Chugai's shares. What is a tender offer? And can I participate?
A17 A tender offer is a way of offering made through a pubic announcement all shareholders equally with an opportunity to sell their holdings in response to an offer outside the stock exchange market.

In this case, Roche's wholly owned subsidiary, Roche Pharmholding B.V., is the party to make the tender offer. The procedure for participation will be announced before launching the tender offer, by Roche Pharmholding B.V..

Procedures in general would be as follows:

(1) The offering party launches offer by making public announcement in at least two newspapers
(2) The offer period will be determined by the offering party between 20days as minimum and 60 days as maximum.
(3) During the offer period, shareholders tenders its shares with the brokerage house(s) designated by the offering party.
(4) Theoutcome of the tender offer is announced on the day after the offer period expires.
(5) Settlement will be made in accordance with procedures to be instructed by the brokerage house.

*: On June 4th, Chugai has received from Roche a notice to the effect that Roche decided to increase TOB price to ¥2,800.

Q18 How did Roche calculate pricing for the tender offer?
A18 Roche valued Chugai's pharmaceuticals operations at ¥1,780 per share and added a 20% premium to arrive at ¥2,136* per share.

*: On June 4th, Chugai has received from Roche a notice to the effect that Roche decided to offer 2,800 Japanese yen per share as the TOB price.

Q19 Can the tender offerprice fluctuate with the share price?
A19 Ultimately, that is up to Roche Pharmholding B.V., which will make the tender offer. Depending on the situation, price may change. However, Roche has announced that it will not lower the price.

Q20 When will the tender offer be launched?
A20 It is scheduled for the period between mid-August and mid-September.

Q21 What happens if shares accounting for more than 10% of the total outstanding shares are in tender?
A21 There will be a pro rata allocation among all shares tendered responding.

Q22 Wil you make a change with the share trading unit ?
A22 To accommodate a request from the Tokyo Stock Exchange, we have decided

to change the share trading unit from 1,000 shares to 100 shares as of August 1, 2002. This change will help to allow more number of shareholders to respond to the tender offer.

Q23 Do I need to register my name on the stock certificates to respond to the tender offer?

A23 It is commonly followed practice that either having your name registered in the stock certificate or having your name registered in the shareholders registry book prior to making your share tendered. However, you are encouraged to check with your broker or TOB agent at the time of the offer being launched.

02 JUL -3

Attachment 59

CHUGAI Pharmaceutical Co., Ltd.

[TRANSLATION]

June 7, 2002

To our Shareholders

CHUGAI Pharmaceutical Co., Ltd.

Notice of Decision Made by Roche Concerning TOB Price for CHUGAI Shares

As a process of acquiring CHUGAI shares for the alliance between CHUGAI Pharmaceutical Co., Ltd. and Roche group, Roche Pharmholding B.V. will conduct a TOB for CHUGAI shares, the target number of which will be 10% of the total number of issued shares of CHUGAI as of July 31, 2002 (or 30 million shares in a certain case if 30 million shares are greater than such 10%). (For the whole process of Roche Pharmholding's acquisition of CHUGAI shares including the TOB, see Section 5 on page 3 of the separate volume of convocation notice.) In the Basic Alliance Agreement, CHUGAI and Roche Pharmholding agreed that the TOB price shall be no less than 2,136 Japanese yen per share.

This notice is to inform you that Roche Pharmholding has given us a notice to the effect that Roche Pharmholding decided to offer 2,800 Japanese yen per share as the TOB price.

For the TOB period and other specific terms of the TOB, please see a Public Notice of TOB Commencement and other disclosure documents provided by Roche Pharmholding as tender offer or at the commencement of the TOB under the Securities and Exchange Law.

[TRANSLATION]

Attachment 60

Information for Individual Shareholders

The capital reduction with the distribution of Gen-Probe shares will be subject to the following tax treatment which is explained in this material.

1. Tax treatment arising from the capital reduction (distribution of Gen-Probe shares) (refer to pages 2-6)

   ① Deemed dividend taxation (refer to page 4)
   Income to be distributed from revenue reserves is taxed as deemed dividends.

   ② Deemed capital gains taxation (refer to page 4)
   The difference between the tax basis and the deemed return of capital is taxed as capital gains.

   Deemed dividends and capital gains will definitely arise from the present capital reduction. If Chugai shares are sold after the capital reduction, the tax basis in the remaining Chugai shares will be 50% of the acquisition price. (refer to pages 7-8)

2. <u>Tax treatment arising from owning and transfering Gen-Probe shares (refer to pages 7-8)</u>

   ① Dividend taxation (refer to page 7)
   Dividends form Gen-Probe shares are taxed at the time of receipt.

   ② Capital *gains* (refer to page 7)
   Capital gains are taxed at the time of transfer of Gen-Pro shares.

(Note 1) The distributed amount from the capital reduction allocated to one Chugai share is calculated as [(the value of Gen-Probe shares and cash) ÷ the number of issued shares]. Since the number of issued shares as of July 31, 2002 is uncertain, it is assumed that all outstanding convertible bonds have been converted into shares before the end of July, 2002. Based on the above assumption, the distributed amount from the capital reduction allocated to one Chugai share is 300 yen (Gen-Probe share valued at 260 yen and cash of 40 yen). *The amount of the final distribution may differ.*
The amount of the final distribution will be determined by the end of July but the shareholders will receive the relevant notifications in the middle of September.

(Note 2) The valuation of Gen-Probe was done by a third party appraiser. Gen-Probe's value is estimated at 80 billion yen in reference to the aforementioned appraisal. Gen-Probe shares are planned to be listed at Nasdaq at the time of corporate split to turn Gen-Probe into a publicly owned US company. The value of Gen-Probe shares will depend on the market conditions after the flotation at Nasdaq, therefore the future market value of Gen-Probe may differ from the value indicated above.

<u>(Note 3) It is assumed that the shareholder is Japanese resident for tax purposes. If the shareholder is not resident in Japan, professional help is needed in the country of residence of the shareholder.</u>

(Note 4) This material is a general explanation. Depending on the individual position of the shareholders, the specific tax treatment could be different, therefore it is recommended to seek professional assistance. This material has been compiled under the editorial supervision of Shin-Nihon Ernst & Young.

1.Tax treatment arising from the capital reduction (distribution of Gen-Probe shares)

(Distribution per one Chugai share)



Mr A
acquisition cost of 150 yen
→ deemed tax basis (note 2)
at 75 yen (150 yen x 0.5)
Mr B
acquisition cost of 1,200 yen
→ deemed tax basis (note 2)
at 600 yen (1,200 yen x 0.5)
Distribution per one Chugai share
300 yen
Gen-Probe share valued at 260 yen
(note 1)
Cash of 40 yen
Deemed return of capital
96 yen (note 3)
Deemed distribution of revenue reserves
204 yen
(note 3)
Deemed Dividends
Deemed sales price
96 yen
Deemed tax basis
75 yen
Capital gains 21 yen
(note 2)
Deemed sales price
96 yen
Deemed tax basis
600 yen
Capital loss (note 2)
504 yen

(note 1) The amount of 40 yen equals 20% of the deemed dividends (204 yen) which is the withholding tax liability on deemed dividends. This tax is deducted and paid to the tax office by Chugai.

(note 2) The shareholders are deemed to sell half of their Chugai shares at the time of capital reduction.
The deemed sales price equals the deemed return of capital from the capital reduction and the difference between the deemed sales price and the shareholder's tax basis is capital gain/loss. If the acquisition cost is 192 yen, no capital gains arise, since 50% of 192 yen (96 yen) equals the deemed return of capital.
The tax basis *in the remaining* Chugai shares will be 50% of the acquisition cost. Capital gains /losses from future transfers will be calculated on this tax basis.

(note 3) 96 yen is calculated as distribution x (capital ÷ net assets for tax purposes).
204 yen is calculated as distribution x (revenue reserves ÷ net assets for tax purposes).
If the distribution is different from 300 yen, the proportion between the deemed return of capital and the deemed distribution of revenue reserves is calculated on a 96/204 basis.

96 yen out of the distribution (300 yen) is treated as a deemed return of capital. 50% of the acquisition cost of Chugai shares is treated as the tax basis in Chugai shares which are deemed to be sold for 96 yen.

The remaining 204 yen is treated as deemed dividends from revenue reserves and is subject to withholding tax at 20% (204 yen x 20% = 40 yen).

The above mentioned 50% ratio is calculated under corporate income tax rules as:

(The value of Gen-Probe shares and cash allocated to the shareholders) ÷ (Chugai's tax net assets figure as of 31 March, 2002)

Regarding Chugai shares which are deemed to be sold, it is assumed that Mr A's and Mr B's acquisition costs are 150 yen and 1,200 yen respectively.

50% of the acquisition costs are deemed to be the tax basis in Chugai shares sold (i.e. 75 yen for Mr A and 600 yen for Mr B.)

The capital gains/losses are calculated below assuming that there are no related other expenses:

∴ Mr A 96 yen − 75 yen = 21yen (capital gain)
Mr B 96 yen − 600 yen = △ 504 yen (capital loss)

The tax basis in the remaining Chugai shares after the capital reduction is 50% of the acquisition cost (1−0.5= 0.5). Using the above example, Mr A's tax basis will be 75 yen (from 150 yen) and Mr B's tax basis will be 600 yen (from 1,200 yen). If the remaining Chugai shares are sold in the future, the difference between the consideration received and the adjusted tax basis will be treated as capital gains/losses. The shareholders can select final withholding taxation *for the capital gains this year.* (*Please refer to details on final withholding taxation on page 8/* 2. taxation of income from owning and selling Gen-Probe shares/ note 3)

A summary of the related tax implications is illustrated on the next page.

Taxation of deemed dividends			Taxation of capital gains
Amount of deemed dividends	Income tax and local inhabitants tax	Credit for dividends (note 6)	Separate taxation (note 7)
(1) 500,000 yen or more (note 1)	Aggregate taxation (note 2)	Yes	(if capital gains arise) Capital gains are taxed at 26% under separate taxation.
(2) more than 100 ,000 yen but less than 500,000 yen (note 1)	The shareholder can select between two options. If ② is selected, a notification has to be submitted to the tax authorities in advance. ① Aggregate taxation (note 2) ② Final withholding taxation and aggregate taxation for local inhabitants tax (note 3)	① Yes ② Yes but only for local inh. tax	
(3) 100,000 yen or less (note 1)	The shareholder can select between two options The selection is to be made before the deadline for the filing of the year 2002 tax return. ① Aggregate taxation (note 2 and note 5) ② Not declaring (note 4 and note 5)	① Yes ② No	(if capital losses arise) If the shareholder earns capital gains in year 2002 from the transfer of other shares, the capital loss can be offset against such capital gains. Unused capital losses cannot be carried forward to 2003.

(note 1)

The shareholders are divided into three groups on the basis of the number of Chugai shares owned as of July 31, 2002.

The amount of deemed dividends from the capital reduction do not include regular dividends under this evaluation.

The expected amount of distributions is taken into account below, therefore depending on the actual number of shares as of July 31, 2002, the number of shares indicated in the three groups below may change.

(1) deemed dividends of 500 thousand yen or more / shareholders owning 2,451 shares or more
(2) deemed dividends in excess of 100 thousand yen but less than 500 thousand yen / shareholders owning 491 shares or more but maximum 2,450 shares
(3) deemed dividends of 100 thousand yen or less / shareholders owning 490 shares or less

(note 2)

Under aggregate taxation, all incomes of the individual are aggregated and a tax return is to be filed. The deducted withholding tax at 20% is accounted for in the final tax return. The national income tax rates are from 10% to 37% whereas the local inhabitants tax rates are from 5% to 13%.

(note 3)

If final withholding taxation is selected, 35% withholding tax is levied and this tax is the final tax charge. For local inhabitants tax purposes, the dividends are subject to aggregate taxation. Local inhabitants tax rates are from 5% to 13%, therefore these tax rates and the final withholding tax (35%) gives an overall tax charge of 40% to 48%. The selection of final withholding taxation is not beneficial except for individuals with very high income.

The cash distribution from the capital reduction covers the 20% withholding tax charge on deemed dividends. The shareholders are required to pay any difference between the tax charges calculated under the 35% and 20% tax rates. Nevertheless, if final withholding taxation is selected, the shareholder is required to file a notice of selection for final withholding taxation with Chugai or the relevant securities company by 15 August, 2002.

(note 4)

The taxation of the income is completed with a 20% withholding tax.

(note 5)

If the dividends are 100 thousand yen or less, the dividends are exempt from local inhabitants tax regardless of the method of national taxation.

(note 6)

A credit for dividends is one of the available tax credits. A portion of the dividend income (gross dividends minus interest on debt relating to the acquisition of the shares) can be deducted from the income tax. Such tax credits are calculated at 10% of the dividend income, however if the aggregate income including dividends exceeds 10 million yen, the tax credits are calculated at 5% of the dividend income.

(*)···Aggregate taxable income is calculated after certain deductions for dependants. To determine whether the aggregate taxable income including dividends exceeds 10 million yen, income from land, buildings, securities and forward arrangements is added to determine the amount of aggregate taxable income. Retirement income and income from forestry are not included in aggregate taxable income.

Taxable income	10 million yen	Credit rates	Credit for dividends
10 million yen or less	Other income 8 million yen / Dividends 1.5 million yen	National income tax at 10% Local inhabitants tax at 2.8%	National tax 150 thousand yen Local tax 42 thousand yen Total 192 thousand yen
Exceeding 10 million yen with dividends	Other income 9.5 million yen / Dividends 1.5 million yen (a) 0.5 million yen / (b) 1 million yen	regarding (a) National income tax at 10% Local inhabitants tax at 2.8% regarding (b) National income tax at 5% Local inhabitants tax at 1.4%	National tax 100 thousand yen Local tax 28 thousand yen Total 128 thousand yen
Exceeding 10 million yen	Other income 11 million yen / Dividends 1.5 million yen	National income tax at 5% Local inhabitants tax at 1.4%	National tax 75 thousand yen Local tax 21 thousand yen Total 96 thousand yen

(note 7)

If separate taxation is selected, the gains and losses from the sale of shares are aggregated and if capital gains arise, the tax on such gains is 26% (20% income tax and 6% local inhabitants tax) separately from other income. It is important that final withholding taxation cannot be used for capital gains derived from capital reduction. (refer to page 8/ 2. income from owning and selling Gen-Probe shares/ note 3).

2. Taxation of income from holding and transferring Gen-Probe shares

	Taxation of dividends	Taxation of capital gains (note 2)
Japan tax	The Information Statement that has been filed with SEC indicates that Gen-Probe currently does not plan to distribute dividends. The tax issues are the same as relating to deemed dividends in "1. Tax issues from the capital reduction". Nevertheless, the following issues have to be considered. ① Credit for dividens cannot be used for dividends from a foreign company for national and local tax purposes. ② Japanese income tax at 20% is withheld based on the amount from which US tax has been deducted. ③ Tax withheld under US tax rules can be generally used as a foreign tax credit in Japan (note 1).	Transfer of Gen-Probe shares in 2002 The tax issues are the same as relating to capital gains in "1. Tax issues from capital reduction". Final withholding taxation (note 3) can be selected. Transfer of Gen-Probe shares in 2003 and in the following years Final withholding taxation cannot be selected due to the revision in tax rules. The shareholder has to file a tax return (separate taxation). (If capital gains arise) Capital gains are generally taxed at 20% (national income tax at 15%, local inhabitants tax at 5%) under separate taxation. There are cases where the tax rates are lowered (note 4). (If capital losses arise) Capital losses can be deducted from capital gains arising from the sale of other shares. Excess capital loss can be carried forward for three years and offset against capital gains if certain conditions are met.
US tax	• Generally, 15% tax is withheld from the dividends.	Generally, capital gains are not taxed in the US with the exception of the case outlined below. In such cases, separate consultation is needed. (Capital gains taxable in the US) If the shareholder stays more than 183 days in the US or has a fixed base for more than 183 days in the US in the year of the sale of the shares.

(note 1)

① Foreign tax credits can be used only when aggregate taxation is selected. Foreign tax credits cannot be used if i) the shareholder selects final withholding taxation or ii) when the shareholder is not required to file a tax return and does not file one.
② Unused foreign tax credits can be carried forward for three years if certain conditions are met. Unused foreign tax credit after the 3 year period is lost (generally not-refunded).
(3) The difference between the foreign tax credit limit and the actually used foreign tax credits can be carried forward for 3 years. Any unused amount after the 3 year period is lost.

(note 2)

It is expected that the acquisition cost of Gen-Probe shares will be 260 yen per one Chugai share. The final amount will be determined in July, 2002.

(note 3)

The tax charge under final withholding taxation is 1.05% of the gross proceeds. (5.25% of the gross proceeds is treated as deemed capital gains and this figure is multiplied by the 20% income tax rate to calculate the 1.05% tax charge) if Gen-Probe shares are sold through a securities company. If final withholding taxation is selected, the shareholder has to file a notice for the selection of final withholding taxation with the Tax Authorities through the securities company prior to the sale of shares.
If final withholding taxation is selected and capital losses arise, the tax charge still applies at 1.05% on the gross proceeds. If capital losses arise, it is more advantageous not to select final withholding taxation but to file a tax return to be able to utilize the losses.

(note 4)

If Gen-Probe shares are sold between September 16, 2003 (i.e. they have been held for more than 1 year) and 2005, the tax charge on the capital gains will be decreased to 10% (7% national income tax and 3% local inhabitants tax).

CHUGAI PHARMACEUTICAL CC
Prepared in June, 2002

Information for Corporate Shareholders

The capital reduction with the distribution of Gen-Probe shares will be subject to the following tax treatment which is explained in this material.

<u>1. Tax treatment arising from the capital reduction (distribution of Gen-Probe shares) (refer to pages 2-6)</u>

① Deemed dividend taxation (refer to page 4)
Income to be distributed from revenue reserves is taxed as deemed dividends.

② Deemed capital gains taxation (refer to page 4)
The difference between the book basis and the deemed return of capital is taxed as capital gains.

Deemed dividends and capital gains will definitely arise from the present capital reduction. If Chugai shares are sold after the capital reduction, the adjusted book basis in the remaining Chugai shares will be 50% of the original book basis (refer to page 3)

<u>2. Tax treatment arising from owning and transfering Gen-Probe shares (refer to pages 5-6)</u>

① Dividend taxation
Dividends from Gen-Probe shares are taxed at the time of receipt.

② Capital gains
Capital gains are taxed at the time of transfer of Gen-Probe shares.

(Note 1) The distributed amount from the capital reduction allocated to one Chugai share is calculated as [(the value of Gen-Probe shares and cash) ÷ the number of issued shares]. Since the number of issued shares as of July 31, 2002 is uncertain, it is assumed that all outstanding convertible bonds have been converted into shares before the end of July, 2002. Based on the above assumption, the distributed amount from the capital reduction allocated to one Chugai share is 300 yen (Gen-Probe share valued at 260 yen and cash of 40 yen). The amount of final distribution may differ.
The amount of the final distribution will be determined by the end of July but the shareholders will receive the relevant notifications in the middle of September.
(Note 2) The valuation of Gen-Probe was done by a third party appraiser. Gen-Probe's value is estimated at 80 billion yen in reference to the aforementioned appraisal. Gen-Probe shares are planned to be listed at Nasdaq at the time of corporate split to turn Gen-Probe into a publicly owned US company. The value of Gen-Probe shares will depend on market conditions after the flotation at Nasdaq, therefore the future market value of Gen-Probe may differ from the value indicated above.
<u>(Note 3) It is assumed that the shareholder is Japanese resident for tax purposes. If the shareholder is not resident in Japan, professional help is needed in the country of residence.</u>

(Note 4) *This material is a general explanation. Depending on the position of the shareholders*, the specific tax treatment could be different, therefore it is recommended to seek professional assistance. This material has been compiled under the editorial supervision of Shin-Nihon Ernst & Young.

1.Tax treatment arising from the capital reduction (distribution of Gen-Probe shares)

(Distribution per one Chugai share)



A Co.
book basis of 150 yen
→ deemed book basis (note 2)
at 75円 (150 yen x 0.5)
B Co.
book basis of 1,200 yen
→deemed book basis (note 2)
at 600 yen (1,200 yen x 0.5)
Distribution per one Chugai share
300 yen
Gen-Probe share valued at 260 yen
(note 1)
Cash of 40 yen
Deemed return of capital
96 yen (note 3)
Deemed distribution of revenue reserves
204 yen (note 3)
Deemed Dividends
Deemed sales price at 96 yen
Deemed book basis
75 yen
Capital gains
21yen (note 2)
Deemed sales price at 96 yen
Deemed book basis 600 yen
Capital loss (note 2)
504 yen

(note 1) The amount of 40 yen equals 20% of the deemed dividends (204 yen) which is the withholding tax liability on deemed dividends. This tax is deducted and paid to the tax office by Chugai.

(※2) The shareholders are deemed to sell half of their Chugai shares at the time of capital reduction.
The deemed sales price equals the deemed return of capital and the difference between the deemed sales price and book basis is capital gain/loss. If the original book basis is 192 yen, no capital gains arise, since 50% of the book basis (96 yen) equals the deemed return of capital.
The adjusted book basis in the remaining Chugai shares will be 50% of the original book basis. Capital gains and losses from future transfers will be calculated on this book basis.

(note 3) 96 yen is calculated as distribution x (capital ÷ net assets for tax purposes).
204 yen is calculated as distribution x (revenue reserves ÷ net assets for tax purposes).
If the distribution is different from 300 yen, the proportion between the deemed return of capital and the deemed distribution of revenue reserves is calculated on a 96/204 basis.

96 yen of the distribution (300 yen) is treated as a deemed return of capital. 50% of the acquisition cost of Chugai shares is treated as the book basis in Chugai shares which are deemed to be sold for 96 yen.
The remaining 204 yen is treated as deemed dividends from revenue reserves and is subject to withholding tax at 20% (204 yen x 20% = 40 yen).
The above mentioned 50% ratio is calculated under corporate income tax rules as:

(The value of Gen-Probe shares and cash allocated to the shareholders) ÷ (Chugai's tax net assets figure as of 31 March, 2002)

Regarding Chugai shares which are deemed to be sold, it is assumed that A Co's and B Co's book basis are 150 yen and 1,200 yen respectively.
50% of these amounts is deemed to the book basis in th sold Chugai shares (i.e. 75 yen for A Co and 600 yen for B Co.)
The capital gains/losses are calculated below (with the corresponding accounting entries) assuming that there are no other related expenses.

∴ A Co 96 yen - 75 yen = 21 yen (capital gain)
B Co 96 yen - 600 yen = △ 504 yen (capital loss)

	Debit			Credit	
A Co entries					
	Securities (Gen-Probe shares)	260	/	Securities (Chugai shares)	75
	Prepaid withholding tax	40	/	Dividend received	204
			/	Capital gain (from "sale" of Chugai shares)	21
B Co entries					
	Securities (Gen-Probe shares)	260	/	Securities (Chugai shares)	600
	Prepaid withholding tax	40	/	Dividend received	204
	Capital loss (from "sale" of Chugai shares)	504	/		

The book basis in the remaining Chugai shares after the capital reduction is 50% of the original book basis (1−0.5=0.5). Using the above example, A Co's book basis will be 75 yen (from 150 yen) and B Co's book basis will be 600 yen (from 1,200 yen). If the remaining Chugai shares are sold in the future, the difference between the consideration received and the adjsuted book basis will be treated as capital gains/losses.

A summary of the related tax implications is illustrated on the next page.

Taxation of deemed dividends	Taxation of capital gains
• Deemed dividends can be excluded from the taxable income (note) • Withholding tax on deemed dividends can be used as income tax credit or (refunded)	• Capital gains/losses are included in the tax base. • If a tax loss arises, the tax loss can be carried forward for five years.

(note)

The dividend exclusion rate for the corporate taxpayer that has the fiscal year ending on 31 March, 2003 and thereafter, will be reduced from 80% (the present dividend exclusion rate) to 50%. Special rules will be applied for small and medium corporations to gradually reduce the dividend exclusion rate.

2. Taxation of income from holding and transferring Gen-Probe shares

	Taxation of dividends	Taxation of capital gains (note 1)
Japan tax	The Information Statement that has been filed with SEC indicates that Gen-Probe currently does not plan to distribute dividends. ・ Japanese income tax at 20% is withheld based on the amount from which US tax has been withheld. ・ Dividends are included in taxable income. Since Gen-Probe is a foreign company, the dividends received deduction does not apply to such dividends. ・ Tax withheld under US tax rules can be used as a direct foreign tax credit (note 2) ・ Japanese income tax withheld can be used as an income tax credit (or be refunded). The amount of income tax credit depends on the holding period.	・ Capital gains/losses are included in taxable income. ・ If tax loss arises from the capital loss, the tax loss can be carried forward for five years.
US tax	・ Generally, 15% is withheld from the dividends.	・ Generally, non-taxable (note 3)

(note 1)
It is expected that the book basis in Gen-Probe shares will be 260 yen per one Chugai share. The final amount will be determined in July, 2002.

(note 2)
① Excess foreign tax credits in a financial year can be carried forward for 3 years if certain conditions are met. Any unused foreign credits still left after the 3 year period will expire.

② The difference between the foreign tax credit limit and the actually used foreign tax credits can be carried forward for 3 years. Any difference still left after the 3 year period will expire.

(note 3)
Professional assistance is recommended where the corporate shareholder has to pay US taxes.

CHUGAI PHARMACEUTICAL CO., L
Prepared in June, 2002

02 JUL -9 AM 10:00

Attachment 61

[TRANSLATION]

June 27, 2002

Chugai Pharmaceutical Co., Ltd.

To our Shareholders:

NOTICE CONCERNING ALLOTMENT AND DISTRIBUTION OF GEN-PROBE SHARES

With respect to the allotment and distribution of shares of Gen-Probe Incorporated ("Gen-Probe") as a result of the spin-off of Gen-Probe which has already been announced, we would like to inform you that the details of the procedures of such allotment and distribution have been decided as set forth below. For details of such procedures, you are kindly requested to refer also to the Information Statement of Gen-Probe which has been mailed to you.

1. Shareholders Entitled to Allotment and Distribution of Gen-Probe Shares

   Shareholders who are registered in the shareholders' register and beneficial shareholders' register of Chugai Pharmaceutical Co., Ltd. ("Chugai") as of the close of July 31, 2002 (the "Allotment Standard Date") will be entitled to the allotment and distribution of Gen-Probe shares.

2. Shares of Gen-Probe to Be Allotted and Distributed

   For each share of common stock of Chugai that each eligible shareholder owns as of the Allotment Standard Date, 0.086 shares of Gen-Probe common stock shall be allotted and distributed to the shareholders.

3. Timing of Allotment and Distribution

   After having completed the requisite procedures for the distribution of Gen-Probe shares, including determination of the shareholders' register as of the Allotment Standard Date and the listing of Gen-Probe shares on the NASDAQ in the U.S., the allotment and distribution of Gen-Probe shares through Mellon Investor Services, the transfer agent of Gen-Probe, shall be completed on or around September 16, 2002 (Japan time).

4. Mailing of Necessary Documents to Shareholders

   At or around the beginning of September, we plan to mail to shareholders an allotment account statement, documents required for holding or disposing of Gen-Probe shares and reference materials.

5. Method of Receipt of Gen-Probe Shares

As a method of distributing Gen-Probe shares, we will use the Direct Registration System ("DRS"). DRS is a method taken by U.S. companies of administering shareholders' registers by U.S. companies.

Shareholders will automatically be registered in the register of Gen-Probe in the DRS based on the shareholders' register as of the Allotment Standard Date and be allotted and distributed Gen-Probe shares. Shareholders can confirm the details of the shares so registered with the statement to be sent by Mellon.

Shareholders will be required to take no procedure to receive Gen-Probe shares, such as submission of an application and surrender of share certificates of Chugai.

Please be informed, however, that shareholders are requested to confirm the English transliteration of the name and address of shareholders by using the postal card to be separately mailed. As the names and addresses of shareholders as of the Allotment Standard Date must be registered in the initial shareholders' register of Gen-Probe for the purposes of administering Gen-Probe's shareholders' register, such confirmation is intended to make the English transliteration of the names and addresses as accurate as possible. Since correction of the names and addresses once registered requires a lot of time and effort, shareholders are kindly requested to cooperate in the confirmation mentioned above.

Note: Direct Registration System (DRS)
DRS is a system that allows shares to be owned, recorded and transferred electronically without having a physical share certificate issued. A number of security firms and financial institutions in the U.S. conduct transactions through the DRS.

6. Method of Sell-off of Gen-Probe Shares

It is planned that Gen-Probe will have its common stock listed on the NASDAQ in the U.S., and that trading of Gen-Probe shares will commence soon after the distribution thereof.

Japanese residents are generally required to trade foreign securities through a foreign securities trading account opened with a securities firm licensed in Japan. Thus, shareholders who desire to sell Gen-Probe shares after the contemplated allotment and distribution generally need to have their own shares registered in the DRS transferred to their own account at the securities firm handling such process (a list of securities firms handling such process is set forth below). Accordingly, the timing in which shareholders can actually trade Gen-Probe shares differs depending on the number of days required to complete this process.

We will inform you of the details of the transfer process mentioned above upon their being determined.

* List of Securities Firms Handling the Above-mentioned Process (As of June 18, 2002)

Ando Securities Co., Ltd.
Ichiyoshi Securities Co., Ltd.
Ace Securities Co., Ltd.
Okasan Securities Co., Ltd.
Kokusai Securities Co., Ltd.
Cosmo Securities Co., Ltd.
Goldman Sachs (Japan) Ltd.
Sakura Friend Securities Co., Ltd.
Jyujiya Securities Co., Ltd.
Shinko Securities Co., Ltd.
Century Securities Co., Ltd.
Daiwa Securities Co., Ltd.
Daiwa Securities SMBC Co., Ltd.
Chuo-Securities Co., Ltd.
Tokai Tokyo Securities Co., Ltd.
Toyo Securities Co., Ltd.
Nikko Cordial Securities Inc.
Nippon Global Securities
Nomura Securities Co., Ltd.
Marusan Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Mito Securities Co., Ltd.
Meiko National Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Note: The list above sets forth the securities firms that notified us of their intention to handle the process. Securities firms not listed above may also handle the process.

02 JUL -8 AM 10:28

Attachment 62

[DETAILED SUMMARY TRANSLATION]

PUBLIC NOTICE OF RESOLUTION OF MEETING OF BOARD OF DIRECTORS REGADING CHANGE IN NUMBER OF SHARES PER UNIT *(TANGEN)*

April 30, 2002

To our Shareholders:

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

This public notice is to inform you that at the meeting of the Board of Directors of the Company held on April 26, 2002, it was resolved that the number of shares per unit *(tangen)* be changed as follows:

Manner of Change: As of August 1, 2002 (Thursday), the Company will amend its Articles of Incorporation and will change the number of shares per unit *(tangen)* from 1,000 to 100.

(Additional Information)

1. As a result of the above-mentioned change, as of August 1, 2002 (Thursday), a unit of shares for trading on the Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange will also be changed from 1,000 to 100.

2. Shareholders who own 100 registered shares less than one unit (*tangen miman kabu*) or more as of July 31, 2002 will receive a share certificate representing 100 shares for each integral multiple of 100 shares.

3. A certificate representing 500 shares or more is not generally available for trading in units of 100 shares. Accordingly, shareholders owning such a share certificate are requested to have the transfer agent divide the same into share certificates representing 100 shares or to use the central system of depositary and book-entry transfer of share certificates.

4. We will inform you of the details of the exchange of share certificates.

For confirmation, please be informed that shareholders who already use the above-mentioned central system with respect to their own shares are not required to take any procedures.

[TRANSLATION]

To the Holders of Series No.5 of Chugai Pharmaceutical Unsecured Convertible Bonds:

NOTICE OF EARLY REDEMPTION OF CONVERTIBLE BONDS

December 27, 2001

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo

Pursuant to Article 17 of the Agreement Concerning Entrustment of Management of the Series No.5 of Chugai Pharmaceutical Unsecured Convertible Bonds (the "Bonds") (such agreement, the "Agreement"), we hereby inform you that the Bonds issued by us on July 5, 1994 will be redeemed in full under Article 2 (8) (ro) on June 28, 2002, under the following terms:

Brand to be redeemed	Series No.5 of Chugai Pharmaceutical Unsecured Convertible Bonds (Bond management company: Sumitomo Mitsui Banking Corporation, The Asahi Bank, Ltd.) As of November 30, 2001, the total amount of the Bonds subject to the early redemption is ¥29,998,000,000.
Redemption date	June 28, 2002 After the redemption date, the Bonds will bear no interest and will not be convertible.
Redemption price	¥104 per face value of ¥100 We will pay the redemption price in exchange for the certificates of the Bonds at the place listed on the reverse side of such certificates.

Up to the redemption date, the Bonds may be converted into shares. If you wish to convert the Bonds, please make sure to make a request early so that the documents necessary for the conversion arrive at the following reception for request of conversion on or before the redemption date.

For more details, please refer to the leaflets of the Bonds available at the place of payment of the principal of and the interest on the Bonds (which place is listed on the reverse side of the certificates of the Bonds).

* * * * *

Reception for request of conversion: (Inquiries to)	UFJ Trust Bank Limited Transfer Agent Department 10-11, Higashi-suna 7-chome, Koto-ku, Tokyo, 137-8081 Tel: 03-5683-5111 (Main)

Attachment 64

[TRANSLATION]

To the Holders of Series No.5 of Chugai Pharmaceutical Unsecured Convertible Bonds:

NOTICE OF EARLY REDEMPTION OF CONVERTIBLE BONDS

April 30, 2002

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

This notice is to inform you that the Series No.5 of Chugai Pharmaceutical Unsecured Convertible Bonds issued by our company on July 5, 1994 will be redeemed in full on June 28, 2002, under the following terms:

Brand to be redeemed	Series No.5 of Chugai Pharmaceutical Unsecured Convertible Bonds (the "Bonds") (Bond management company: Sumitomo Mitsui Banking Corporation, The Asahi Bank, Ltd.) As of April 30, 2002, the total amount of the Bonds subject to the early redemption is ¥29,756,000,000.
Redemption date	June 28, 2002 After the redemption date, the Bonds will bear no interest and will not be convertible.
Redemption price	¥104 per face value of ¥100 We will pay the redemption price in exchange for the certificates of the Bonds at the place of the principal of and the interest on the Bonds listed on the reverse side of such certificates.
Delisting date	June 24, 2002
Expiration date of the period for request of conversion	June 28, 2002

Up to the redemption date, the Bonds may be converted into shares. If you wish to convert the Bonds, please make sure to make a request early so that the documents necessary for the conversion arrive at the following reception for request of conversion on or before the redemption date.

*   *   *   *   *

Reception for request of conversion: (Inquiries to)	UFJ Trust Bank Limited Transfer Agent Department 10-11, Higashi-suna 7-chome, Koto-ku, Tokyo, 137-8081 Tel: 03-5683-5111 (Main)

Attachment 65

[TRANSLATION]

To the Holders of Series No.5 of Chugai Pharmaceutical Unsecured Convertible Bonds:

NOTICE OF EARLY REDEMPTION OF CONVERTIBLE BONDS

May 31, 2002

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

This notice is to inform you that the Series No.5 of Chugai Pharmaceutical Unsecured Convertible Bonds issued by our company on July 5, 1994 will be redeemed in full on June 28, 2002, under the following terms:

Brand to be redeemed	Series No.5 of Chugai Pharmaceutical Unsecured Convertible Bonds (the "Bonds") (Bond management company: Sumitomo Mitsui Banking Corporation, The Asahi Bank, Ltd.) As of April 30, 2002, the total amount of the Bonds subject to the early redemption is ¥29,756,000,000.
Redemption date	June 28, 2002 After the redemption date, the Bonds will bear no interest and will not be convertible.
Redemption price	¥104 per face value of ¥100 We will pay the redemption price in exchange for the certificates of the Bonds at the place of the principal of and the interest on the Bonds listed on the reverse side of such certificates.
Delisting date	June 24, 2002
Expiration date of the period for request of conversion	June 28, 2002

Up to the redemption date, the Bonds may be converted into shares. If you wish to convert the Bonds, please make sure to make a request early so that the documents necessary for the conversion arrive at the following reception for request of conversion on or before the redemption date.

*　　*　　*　　*　　*

Reception for request of conversion: (Inquiries to)	UFJ Trust Bank Limited Transfer Agent Department 10-11, Higashi-suna 7-chome, Koto-ku, Tokyo, 137-8081 Tel: 03-5683-5111 (Main)

Attachment 66

[TRANSLATION]

May 31, 2002

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

To the Bondholders:

NOTICE OF ARRIVAL OF MATURITY OF CONVERTIBLE BONDS

This notice is to inform you that Series No.3 of Unsecured Convertible Bonds (the "Bonds") issued by us on June 30, 1987 will mature on June 28, 2002.

The Bonds may not be converted into shares after June 27, 2002, the expiration date of the period for request of conversion. If you wish to convert the Bonds into shares (at the conversion price of ¥1,952.40), please make sure to make a request early so that the certificates of the Bonds and a written request for conversion will arrive at the reception below on or before June 27, 2002. After the said maturity, even if you keep the certificates of the Bonds, the Bonds will not bear any interest.

In addition, although the Bonds are currently listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, the Bonds will be delisted on or after June 24, 2002.

* * * * *

Reception for request of conversion:

UFJ Trust Bank Limited
Transfer Agent Department
10-11, Higashi-suna 7-chome, Koto-ku, Tokyo, 137-8081
Tel: 03-5683-5111 (Main)